Form 20-F
period 2024-12-31
Marex Group plc
filed 2025-03-21
CIK 1997464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-42020

MAREX GROUP PLC

(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
England and Wales
(Jurisdiction of incorporation or organization)
155 Bishopsgate
London EC2M 3TQ
United Kingdom
(Address of principal executive offices)
Rob Irvin
Chief Financial Officer
Telephone: (212) 618 2800
Email: investors@marex.com
155 Bishopsgate
London EC2M 3TQ
United Kingdom
+44 2076 556000
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $ 0.001551	MRX	NASDAQ Global Select
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 72,221,843 ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐    No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section
13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐    No ☒
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange
Act).
Yes ☐    No ☒

i
CONTENTS
ii

ABOUT THIS ANNUAL REPORT
General Information
Except where the context otherwise requires or where otherwise indicated, the terms “Marex,” the
“Company,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Marex Group plc, together with its consolidated subsidiaries as a consolidated entity.
Market And Industry Data
Within this Annual Report on Form 20-F (“Annual Report”), we reference information and statistics regarding the industries in which we operate. We have obtained this information and statistics from our own internal estimates, surveys and research, as well as from various independent third-party sources and publicly available data.
Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, which we believe to be reasonable. None of the independent industry publications used in this Annual Report were prepared on our behalf.
Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Cautionary
Statement Regarding Forward-Looking Statements” and “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.
Trademarks, Service Marks And Trade Names
We have proprietary rights to certain trademarks used in this Annual Report that are important to our business, certain of which are registered under applicable intellectual property laws.
This Annual Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
Solely for convenience, the trademarks, service marks, logos and trade names referred to in this
Annual Report are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, logos and trade names.
Presentation Of Financial And Other Information
We report under the International Financial Reporting Standards (“IFRS® Accounting Standards”)
as issued by the International Accounting Standards Board (the “IASB”). The financial information in this
Annual Report has been prepared in accordance with IFRS Accounting Standards, as issued by the IASB, which differ in certain significant respects from accounting principles generally accepted in the United
States (“U.S. GAAP”). This Annual Report does not include a reconciliation from IFRS Accounting
Standards to U.S. GAAP.
We present our consolidated financial statements in U.S. dollars. All references in this Annual
Report to “dollar,” “USD” or “$” mean U.S. dollars, all references to “£,” “GBP” or “Pounds Sterling” mean
British pounds sterling and all references to “Euro” or “€” mean the currency of the member states of the

European Monetary Union that have adopted or that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union.
Certain monetary amounts, percentages, and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled principally in the sections entitled Item 3.D. “Key Information—Risk Factors,” Item 4. “Information
on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-
looking statements.
In some cases, these forward-looking statements can be identified by words or phrases such as
“may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/
are likely to” or other similar expressions. Statements regarding our future results of operations and financial position, growth strategy and plans, completion of acquisitions and objectives of management for future operations, are forward-looking statements.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:
•subdued commodity market activity or pricing levels;
•the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the on-going conflicts in the Middle East, on market volatility, global macroeconomic conditions and commodity prices;
•changes in interest rate levels;
•the risk of our clients and their related financial institutions defaulting on their obligations to us;
•regulatory, reputational and financial risks as a result of our international operations;
•software or systems failure, loss or disruption of data or data security failures;
•an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions;
•market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency;
•the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products;

•the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations;
•lack of sufficient financial liquidity;
•if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations;
•significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and
•if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent the occurrence of material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions.
The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to the Annual Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this
Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.
These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.
You should read this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

RISK FACTORS SUMMARY
The following is a summary of the principal risks that could significantly and negatively affect our business, prospects, financial conditions, or operating results. For a more complete discussion of the material risks facing our business, see Item 3.D. “Key Information—Risk Factors”:
Risks Relating to the Macroeconomic Environment
•Our business is adversely affected by subdued commodity market activity or pricing levels, with low volatility and declines in commodity pricing levels reducing commissions, spreads and revenue;
•Russia’s military action in Ukraine has caused significant market volatility, affected global macroeconomic conditions and commodity prices and could lead to a substantial slowdown in the global economy. The risks to our business from the war in Ukraine may increase if the war is prolonged or escalates and could result in a period of market uncertainty with low trading volumes and market illiquidity; and
•Our results of operations and financial condition are directly impacted by interest rate levels, as we earn interest on the cash balances that we hold.
Risks Relating to Our Business
•Our clients and their related financial institutions may default on their obligations to us due to insolvency, operational failure or for other reasons, which could adversely affect our business, financial condition and results of operations;
•We are subject to a variety of regulatory, reputational and financial risks as a result of our international operations. Non-compliance with applicable regulatory regimes could result in significant financial and reputational damage;
•Software or systems failure, loss or disruption of data or data security failures could, among other things, limit our ability to conduct our operations and lead to a breach of regulations and contractual obligations;
•We are subject to risks related to OTC derivatives transactions due to the inability to adequately hedge our positions, limitations on our ability to modify contracts and the contractual protections that may be available to us; and
•We are subject to exposure to cryptocurrencies and potential losses and reputational impact from clients trading cryptocurrency derivatives. We may also be impacted by developing regulation of cryptocurrencies and related activities.
Risks Relating to Our Financial Position
•Changes in judgments, estimates and assumptions made by management in the application of our accounting policies may result in significant changes to our reported financial condition and results of operations; and
•We require financial liquidity to facilitate our day-to-day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential.

Risks Relating to Regulation
•If we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; and
•We and our businesses are subject to regulation and supervision by the FCA in the United
Kingdom, the CFTC, NFA, the SEC and FINRA in the United States, the AMF and ACPR in
France, ASIC in Australia, the SCA and DFSA in Dubai, SFC in Hong Kong, MAS in Singapore,
the Alberta Securities Commission in Canada, BaFIN in Germany, CMNV in Spain, the CMVM in
Portugal, the CBI in Ireland, the Consob in Italy and other regulatory and self-regulatory organizations. Complying with relevant regulations may result in significant costs and expenses and adversely affect our business, financial condition and results of operations.
Risks Relating to Ownership of Our Ordinary Shares
•We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations;
and
•We are a foreign private issuer, and, as a result, we are subject to Securities Exchange Act of
1934, as amended (the “Exchange Act”), reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Item 1.Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
You should carefully consider the risks described below before making an investment decision.
Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us as described below and elsewhere in this Annual Report.
Risks Relating to the Macroeconomic Environment
Our business is adversely affected by subdued commodity market activity or pricing levels, with low volatility and declines in commodity pricing levels reducing our commissions, spreads and revenue.
We generate revenue primarily from the commissions we earn and the spreads we make from facilitating and executing client orders. These revenue sources depend substantially on client trading volumes and pricing levels, which, in turn, depend on many factors, many of which are beyond our control. These factors include:
•volatility and pricing levels in commodities, currency, securities and other markets;
•client confidence and risk appetite levels;
•general economic and geopolitical conditions and developments, including Russia’s military action in Ukraine and the on-going conflicts in the Middle East;
•overall levels of global trade and the implementation of any barriers to trading, including, without limitation, tariffs and disruption to trade routes;
•changes in demand for specific commodities, including, for example, reductions in demand for coal, fuel oil and other energy commodities and increases in demand for renewable energy;
•climate and weather patterns, which impact supply markets and chains for certain commodities, including, without limitation, agricultural commodities and metals;

•legislative and regulatory changes, including, but not limited to, trade policies and unexpected sanctions, which may cause significant uncertainty, affect market structures and reduce client activity, because of, or pending the outcome of, such changes;
•changes in market dynamics or structure due to rapid change in the method of broking in one or more products in which our clients trade, including, for example, a transition from telephone or voice trading to screen or electronic trading;
•actions of competitors, including pricing competition for overlapping products and markets and their entry into additional products or markets; and
•changes in inflation, foreign exchange, interest rates and monetary and fiscal policies.
Low volatility and declines in pricing levels generally decrease client trading activity and reduce our revenue. Reductions in economic activity and growth levels, particularly in emerging markets, also reduce trading activity. Decreases in trading volumes or pricing levels may significantly reduce our commissions and the spreads we make facilitating and executing client orders and adversely affect our business, financial condition, results of operations and prospects.
Geopolitical events, terrorism and wars can cause significant market volatility, affect global macroeconomic conditions and commodity prices and could lead to a substantial slowdown in the global economy.
Our business and the markets in which we operate (in particular, commodities such as energy, grain and metals) may experience significant volatility as the result of geopolitical events, terrorism and wars, such as Russia’s large-scale invasion of Ukraine in February 2022 or the on-going conflicts in the Middle East.
Market volatility can and has in the past materially impacted the price of commodities that our clients trade and activity in the markets in which we operate.
The unprecedented economic and other sanctions against Russia implemented by the North
Atlantic Treaty Organization and individual countries in response to the invasion have restricted and may further restrict or prevent us from entering into new transactions with affected entities and impact the settlement of existing transactions. Many Western companies have also closed their Russian businesses and/or announced their unwillingness to retain interests in Russian assets or to continue dealings with
Russian or related counterparties, even where such action is not mandated by current sanction regimes.
The scope and scale of such economic sanctions and voluntary actions remain subject to rapid and unpredictable change, including because of the volatile conditions in Ukraine, and may severely affect global macroeconomic conditions, European economies and the stability and willingness of our counterparties to trade. Existing concerns about market volatility, disruptions to supply chains, high inflation rates and the risk of regional or global recessions or “stagflation,” a recession or reduced rates of economic growth coupled with high inflation rates, have been exacerbated by Russia’s invasion of
Ukraine.
It continues to be unclear how long the war between Russia and Ukraine may last or how severe its impacts may become. If the conflict is prolonged, escalates or expands (including if additional countries become involved), if additional economic sanctions or other measures are imposed or if disruptions to supply chains worsen, regional and/or global macroeconomic conditions and financial markets could be impacted more severely. Other geopolitical events could have a material adverse effect on our business, financial condition, results of operations and prospects, as such events often may cause market volatility and uncertainty. Longer periods of significant market volatility could adversely affect the perceived stability of commodities and lead to declines in commodity pricing levels, which may significantly reduce our commissions and may adversely affect our business, financial condition, results of operations and prospects.

Our results of operations and financial condition are directly impacted by interest rate levels, as we earn interest on the cash balances that we hold.
We maintain large cash and financial instrument balances on behalf of our clients with exchanges, central clearing counterparties (“Clearing Houses”), brokers and banks. We also maintain our own cash balances. We earn interest on these balances and do not pay interest on all client balances.
Accordingly, we are generally able to retain a significant portion of the interest we earn on such balances.
Short-term interest rates are particularly sensitive to factors beyond our control. A decline in interest rates or a decline in our cash and financial instrument balances may adversely affect our business, financial condition, results of operations and prospects.
Our results of operations and financial condition could be adversely affected by changes in exchange rates between the U.S. dollar and other currencies, principally the Pound Sterling and the Euro.
We report our financial results in U.S. dollars. However, a significant proportion of our costs are incurred, and a portion of our trading activity is conducted, in currencies other than the U.S. dollar. As a result, our results of operations and financial condition are significantly affected by movements in the exchange rates between the U.S. dollar and other currencies, particularly the Pound Sterling and the
Euro. As our levels of commissions earned are tied to the volume and pricing levels of products traded, any depreciation in the Euro against the U.S. dollar would lead to a decrease in the level of our reported commissions from trading activity in products priced in Euro. Further, due to our extensive operations in the United Kingdom (including having significant back office and other support staff and lease obligations for office space), any depreciation in the Pound Sterling against the U.S. dollar would decrease the expenses in our income statement and could adversely affect our business, financial condition, results of operations and prospects.
The United Kingdom’s withdrawal from the European Union has adversely affected, and may further adversely affect, our business for multiple reasons that are beyond our control, including adversely affecting economic growth and reducing overall levels of trading activities and the costs of such activities between the United Kingdom and the European Union.
As a result of the United Kingdom’s formal withdrawal from the European Union in January 2020
(“Brexit”), the ability of U.K. and European Economic Area (“EEA”) companies to provide cross-border services has been restricted, particularly in the financial services sector. The passporting regime under
Directive 2014/65/EU on markets in financial instruments (“MiFID II”) and other European regulations, which enables firms to provide services to countries across the EEA, no longer encompasses the United
Kingdom. Furthermore, the end of EEA passporting for U.K. firms means that such firms are largely restricted to providing services to clients that are domiciled in the EEA on a “reverse solicitation” basis
(where a firm has not solicited or marketed such activities or services in the particular jurisdiction), unless they are appropriately authorized. The requirement to service clients in the EEA on a “reverse solicitation”
basis is restrictive and limits the ways in which our U.K. entities can interact with clients and potential clients, which may make it harder to do business in the EEA. In the future, if the ability to provide services on a “reverse solicitation” basis was to change, EEA regulators may require us to obtain additional licenses in their respective jurisdictions to service clients. We may stop or limit servicing clients pending approval of the relevant license or choose not to continue to service clients in the jurisdictions in question.
In either case, our financial performance would be adversely affected.
There is currently no EEA equivalence for U.K. trading venues. As a result, EEA clients trading on a U.K. exchange are required to treat such trades as over-the-counter (“OTC”) derivatives transactions rather than as exchange-traded derivatives transactions. This has and may result in additional regulatory reporting obligations. EEA clients may also not want to trade financial instruments listed on U.K.
exchanges. Furthermore, U.K. investment firms have lost certain rights with respect to access to, or providing their clients with a connection to, certain infrastructural assets that are necessary for the provision of certain services. An example is the provision of direct electronic access to trading venues authorized in the EEA. This may make our business less attractive to EEA clients, which could have an adverse impact on our business, financial conduct and results of operations.
The change in the United Kingdom’s relationship with the European Union due to Brexit has and may have several further consequences, including adversely affecting economic growth in the United
Kingdom and the European Union and reducing overall levels of trading activity between the United
Kingdom and the European Union.
Future regulatory or legal divergence between the European Union and the United Kingdom may result in increased compliance costs, impact our business activities and result in EEA clients moving away from U.K.-based services. Our failure to successfully manage these risks, which are largely outside of our control, could adversely affect our business, financial condition, results of operations and prospects.
Various factors beyond our control, including pandemics, terrorist attacks or natural disasters, may adversely affect our business.
Our business has been affected in the past, and could be significantly affected in the future, by major events such as pandemics, terrorist attacks, natural disasters or extreme weather conditions, fires, power shortages, civil unrest or strikes. It is not possible to fully mitigate these risks and their related impacts.
For example, the COVID-19 pandemic caused an increase in client defaults, as well as a reduction in our trading volumes in metals following the physical closure of the LME in March 2020.
Severe weather and climate-change related phenomenon has previously impacted our business in agricultural markets such as, cocoa, coffee and grains, which may significantly reduce the production and size of those markets. Insurance cover for any of the above risks may not be sufficient to cover the full extent of any loss or damage suffered. There is also no guarantee that if a major event occurs, we will be able to secure adequate insurance cover in the future.
Significant reductions in economic activity levels or declines in commodity pricing levels because of these factors would reduce trading volumes and our revenue. Our inability to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.
Risks Relating to Our Business
Our clients and their related financial institutions may default on their obligations to us due to insolvency, operational failure or for other reasons, which could adversely affect our business, financial condition and results of operations.
We extend margin financing to clients of our Clearing and Hedging and Investment Solutions businesses and to certain clients of the Capital Markets division of our Agency and Execution business.
Clients of any of these businesses may default on margin calls or settlement payments. Where a client enters into an exchange-traded derivatives transaction that is cleared by us, we will post margin with a clearing house to cover the clearing house’s margin requirements in connection with the client’s open positions on the relevant exchange. We will then issue margin calls to the client for the payment of the margin due to us, and the client may default on such margin calls. In OTC derivatives transactions and other non-cleared transactions, we primarily act as principal to the transaction and are therefore responsible for determining the amount of margin due to us. We may experience losses if adequate margin cannot be collected from the relevant client through the life of the trade or if the client fails to pay any cash settlement amount due to us on termination or expiry of the transaction. In relation to certain types of transactions that involve leveraging or for which the relevant market is more volatile (for example, leveraged exchange-traded funds (“ETF”) transactions, which are offered through the Capital Markets division of our Agency and Execution business), such losses could be greater due to the value of the financing that is typically provided.

We also enter into agreements with certain clients and their financial institutions under which the relevant financial institution agrees to fund the client’s margin calls up to a pre-agreed limit. We may suffer losses to the extent that the financial institution defaults on its obligation to pay such amounts. We are also exposed to counterparty credit risk in respect of client cash deposits held with financial institutions, which may default due to insolvency, operational failure or for other reasons.
In our Agency and Execution business within the Energy division and other service offerings within our Capital Markets division, we arrange trades between two clients and issue an invoice for commissions earned on the completed transaction. Although we are not a counterparty to such transactions, we are exposed to the risk that these clients may fail to pay our commissions. We are also exposed to intraday risks as the agent facilitating such transactions.
Our credit risk management procedures are designed to help mitigate our credit risk but cannot eliminate the prospect of defaults, particularly those that may arise from events or circumstances that are difficult to detect or foresee. Market volatility may result in some of our clients facing liquidity issues due to increased margin calls, which may, in turn, lead to an increase in late or failed margin payments to us by clients. Historically, we have seen client defaults increase during periods of substantial market volatility.
For example, market turmoil connected to the Russian invasion of Ukraine resulted in a number of late client payments due to increasing pressure on the global banking system. Similarly, following the surge of nickel prices of 270% on the LME over three trading days in early March 2022, we saw an increase in late margin payments to us by clients. In certain circumstances, we may enter into alternative arrangements with clients as collateral for the debt owed to us.
These risks may also be exacerbated if our exposure is concentrated in a particular geography or type of client. For example, where we have a substantial number of clients in a particular country, region or industry, a sovereign debt or other crisis affecting such country or a natural disaster impacting such region or industry or any negative effects in such region or industry may negatively impact such clients.
Given the increasing impacts of climate change, severe weather events, such as droughts, hurricanes and fires, may also lead to defaults across various agricultural producers in affected regions. For example, during market turmoil connected to unusual weather patterns experienced across the central and southern American regions, and the subsequent impact on coffee production and onward supply chains, a number of our clients in Brazil defaulted on margin call payments in late 2024. If we experience a significant number of client defaults, particularly if we experience them contemporaneously, our business, financial condition, results of operations and prospects may be adversely affected.
We are subject to a variety of regulatory, reputational and financial risks as a result of our global operations. Non-compliance with applicable regulatory regimes could result in significant financial and reputational damage.
The success of our business depends on the sufficiency of our risk management program, including policies, training and other controls on anti-money laundering (“AML”), sanctions, counter-
terrorist financing, anti-bribery, anti-corruption, financial risk, fraud and data security. The design and implementation of the policies, training, procedures and practices we use to identify, monitor, control and reduce risk have not always been effective, and we cannot guarantee that they will always be effective in the future. The risks we face in this respect include:
•Regulatory Compliance: We are subject to regulatory requirements imposed by the U.K. Financial
Conduct Authority (“FCA”), the French Financial Markets Authority (Autorité des Marchés
Financiers) (the “AMF”), the French Prudential Supervision and Resolution Authority (Autorité de
contrôle prudentiel et de resolution) (the “ACPR”), the U.S. Commodity Futures Trading
Commission (the “CFTC”), the U.S. Securities and Exchange Commission (“SEC”), the U.S.
Financial Industry Regulatory Authority (“FINRA”), the National Futures Association (the “NFA”),
the Dubai Securities and Commodities Authority (“SCA”), the Dubai Financial Services Authority
(“DFSA”), the Australian Securities & Investments Commission (“ASIC”), the Alberta Securities
Commission, the Hong Kong Securities and Futures Commission (“SFC”), the Monetary Authority

of Singapore (“MAS”), the Central Bank of Ireland, the Italian Companies and Exchange
Commission (Commissione Nazionale per le Società e la Borsa) (“”Consob”), the Portuguese
Securities Market Commission (Comissão do Mercado de Valores Mobiliários) (“CMVM”), the
Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
(“CMNV”), the German Federal Financial Supervisory Authority (Bundesanstalt für
Finanzdienstleistungsaufsicht or “BaFin”) and other regulatory bodies in the jurisdictions in which we trade. We have in the past failed to comply with regulatory requirements and been subject to regulatory inquiries or enforcement actions for regulatory non-compliance, and we may so fail to comply and be subject to such inquiries and actions in the future. Regulatory enforcement could result in materially adverse consequences such monetary penalties or partial or full censures on our ability to conduct regulated activities.
•Anti-Corruption Compliance: We are subject to anti-corruption laws and regulations, such as the
U.S. Foreign Corrupt Practices Act (“FCPA”) and the U.K. Bribery Act, in the jurisdictions in which we operate. These anti-corruption laws generally prohibit corruptly offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a government official or private party in order to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business. Violation of these or similar laws and regulations could subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties. Such violations could also result in severe restrictions on our activities and damage to our reputation.
•Anti-Money Laundering Compliance: We are subject to applicable AML laws in the jurisdictions in which we operate, including the Bank Secrecy Act and USA PATRIOT Act in the United States and
the Proceeds of Crime Act, the Terrorism Act and the Money Laundering, Terrorist Financing and
Transfer of Funds (Information on the Payer) Regulations 2017 (as amended) in the United
Kingdom. The AML laws impose a variety of requirements, including implementing and maintaining risk-based systems and controls that obtain “know-your-customer” documentation upon onboarding clients and screen clients on an ongoing basis. A violation of these or similar laws have in the past and could in the future subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties and reputational harm. The
E.U. has agreed and adopted a comprehensive package of measures to reform the primary AML and CTF legislation across the E.U. 27 Member States (the package together is known as “MLD
6”).  Whilst MLD 6 will increase harmonisation in respect of certain AML and CTF obligations across the E.U., other aspects of compliance with remain subject to differences as between the implementation in each Member State, such that together, MLD 6 will likely result in material changes to the day to day AML and CTF operating procedures of various Marex entities, bringing with it increased costs and regulatory enforcement risks associated with designing and implementing compliance with an updated regulatory regime.
•Sanctions and Export Controls Compliance: We are subject to trade restrictions, including economic sanctions and export controls, administered by the United States, including the Office of
Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), His Majesty’s Treasury,
the European Union and other relevant authorities, and such restrictions may prohibit or restrict transactions in certain countries and with certain designated persons. Non-compliance with sanctions restrictions, or failure of related systems and controls to identify and prevent impermissible or unauthorized activity or transactions by persons subject to sanctions or other trade restrictions, could result in civil or criminal liability, including censures and financial penalties.
•Market Abuse and Manipulation: Third-party traders or our personnel may manipulate market prices by creating fictitious orders or mislead the market. We may fail to detect any such actions to manipulate prices or mislead the market.

•Fraudulent Transactions: We may suffer losses if our risk management policies, procedures and practices fail to prevent unauthorized activity or acts intended to defraud, misappropriate property or circumvent the law (for example, a third party impersonating a creditworthy client to trade on credit or deceptive third-party transactions made in violation of relevant anti-money laundering or sanctions standards).
•Incorrect Settlements: We may make or be subject to unauthorized transfers of funds. Our risk management policies, procedures and practices may fail to prevent the use of incorrect or fraudulent settlement instructions (for example, a phishing attack causing us to misdirect client funds to a third party).
•Inadequate Risk and Position Limits: We may fail to correctly apply risk controls to a client’s or an internal house account or open positions. If a client takes larger positions than are appropriate and defaults, for example, we may suffer significant losses.
•Change Management Risk: We may fail to implement key change initiatives with minimal disruption to business-as-usual activities. We may also fail to mitigate the risks to which we could be exposed because of such changes (for example, delay in embedding processes and controls in connection with expansions of our business).
•Personnel Error: Our employees or agents may commit errors or fail to carry out their assigned roles properly (for example, “fat finger” incidents that lead to trades being executed incorrectly).
•Personnel Misconduct: Our employees or agents may engage in misconduct, including embezzlement of client funds, hiding unauthorized trading activities from us, using company funds towards client entertainment in an inappropriate or excessive manner or in breach of clients’ own compliance requirements, improper or unauthorized activities on behalf of clients, improper use of confidential information, the improper use of marketing materials or the inappropriate use of authority or influence by current or former personnel.
•Exchange and Clearing House Fines: As a member of multiple exchanges and clearing houses, we are subject to the rules and regulations of such exchange and clearing houses. We have in the past been subject to immaterial fines from exchanges or clearing houses as a result of our or our clients’ failure to comply with the exchange or clearing house rules, and we or our clients may fail to comply with such rules in the future. Exchange and clearing house fines could result in financial loss and reputational damage.
There is also a risk that our systems and infrastructure to support our risk management policies, procedures and practices may be insufficient, disrupted or compromised.
Regulators have broad powers to investigate and enforce compliance with applicable rules and regulations, and investigations themselves can be costly and disruptive to the business. Enforcement powers include the ability of the FCA or other regulators to require us to appoint a skilled person and the ability of the FCA or other regulators to appoint investigators, impose censures or financial penalties on us, fine, suspend or prohibit our employees from performing regulated activities or limit or withdraw authorizations that we require to operate portions of our business. Any such actions could also result in significant damage to our reputation, material financial losses, potential litigation and private claims for damages, or otherwise adversely affect our business, financial condition, results of operations and prospects.
If we or our third-party providers fail to protect our IT systems or Confidential Information this could, among other things, limit our ability to conduct our operations and lead to legal liability, material financial penalties, or damage to our reputation, which could materially affect our business, results of operations, and financial condition.

We depend on the capacity and reliability of the computer, communications, and other information technology systems (collectively, “IT Systems”) that are critical to our operations, whether owned and operated internally or by third parties. We rely upon third party providers for the majority of our IT
Systems. We also rely on the integrity of the data held within and used by such IT Systems. These IT
Systems include broking platforms to transact business and middle-office and back-office systems to record, monitor and settle transactions and allow for the storage and transmission of Personal Information regarding our clients, employees, business partners and other third parties, as well as proprietary and confidential business information or other critical data (collectively, “Confidential Information”). As such, we may be an attractive target for data security attacks.
We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, and the performance of these IT Systems could deteriorate or fail. For example, our data center providers have also been subject to denial-of-
service (“DoS”) attacks, and we have been the target of phishing attempts that have sought to mimic our websites to lure clients into transferring money to fraudulent accounts. We have not experienced a DoS attack impacting our ability to provide services since 2020 as we implemented several DoS protection measures for our external-facing systems.
There has been an increasing number of cyberattacks in recent years, and the number and complexity of these threats continue to increase over time. There is also a heightened threat of cyberattacks on our third-party suppliers and service providers. For example, in January 2023, ION, the third party on whom we rely as our back-office provider, was subject to a cyberattack, which suspended access to trade management and reporting systems, but, to our knowledge, no Personal Information was lost or exfiltrated. As a result, we had to adopt manual processes for several days, which resulted in a significant increase in workload for our operations team and increased operational risk due to potential human error in the processing or reporting of trades. ION implemented a number of measures designed to prevent future cyberattacks, including multi-factor authentication programs and CrowdStrike.
The techniques used to obtain unauthorized access to systems or sabotage systems or disable or degrade services, change frequently and are often unrecognizable until launched against a target, and therefore, our cybersecurity measures have not in the past and may not in the future detect or prevent all attempts to compromise our systems, including denial-of-service attacks, viruses, malicious software, ransomware, break-ins, phishing attacks, social engineering, deepfakes or other similar technology, security breaches or other attacks. Such cyberattacks may misappropriate Confidential Information held by or on behalf of us, jeopardize the security of Confidential Information stored in and transmitted by our
IT Systems or cause disruption to our operations, or otherwise cause our business to suffer financial losses or damages. Further, there can be no assurances that we will be able to prevent or control any losses due to deepfakes or other malicious uses of artificial intelligence, which may develop in the future.
In addition, we may need to expend significant resources to protect against data security breaches or mitigate the impact of any such breaches, including potential liability that may not be limited to the amounts covered by our insurance, and any failure to prevent or mitigate security incidents could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new clients and a disruption to our business.
Future incidents could also occur as a result of a loss of power, human error, a sudden spike in transaction volumes, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism, client error or misuse, lack of proper maintenance or monitoring or other factors or events. Such incidents could cause many issues, including, but not limited to:
•significant disruptions in service to our clients;
•slower response times;
•delays in trade execution;

•failed settlement of trades; and
•incomplete or inaccurate accounting, recording, processing or reporting of trades.
If the IT Systems upon which we rely fail, or if we experience security incidents impacting our
Confidential Information, we may experience significant financial losses, litigation or arbitration claims filed by or on behalf of our clients, regulatory enforcement or other actions. The above risks are exacerbated as a result of us being a financial services provider that holds client funds and by the nature of our business, which involves recording, storing, manipulating and disseminating significant amounts of data.
Security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. We may need to notify governmental authorities and affected individuals with respect to such incidents; this is the case in, for example, the United States. We are also subject to the SEC’s new cybersecurity reporting obligations and laws in the European Union and United Kingdom which may require businesses to provide notice to individuals whose Personal Information has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify clients or other counterparties of a security incident, including a data security breach. Regardless of our contractual protections, any actual or perceived data security breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any such breach, disruption or failure could also have a negative effect on our reputation and may adversely affect our business, financial condition, results of operations and prospects.
We are subject to risks related to OTC derivatives transactions due to the inability to adequately hedge our positions, limitations on our ability to modify contracts and the contractual protections that may be available to us.
We offer bespoke, off-exchange hedging solutions in the form of customized OTC derivatives hedging through the Hedging Solutions division of our Hedging and Investment Solutions business, particularly in commodity products, to clients who cannot fulfil their specific hedging requirements with exchange-traded derivatives. After entering into a customized contract for a client, we may be unable to find a standardized contract that matches relevant parameters. As a result, we may be unable to fully hedge our exposure under the customized contract. There may also be mismatches or delays in the timing of cash flows due from or to counterparties in the OTC derivatives transactions or related hedging, trading, collateral or other transactions. We may not have adequate cash available to fund our current obligations, or our counterparty may fail to retain adequate cash to meet its obligations to us. In either case, we may suffer losses.
Generally, OTC derivatives transactions may only be modified or terminated by mutual consent of the parties to the transaction (other than in certain limited default and other specified situations, such as market disruption events) and subject to agreement on individually negotiated terms. Accordingly, it may not be possible to modify, terminate or offset obligations or exposure to the risks associated with a transaction prior to its scheduled termination date.
Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

We are subject to exposure to cryptocurrencies and potential losses and reputational impact from clients trading derivatives or other financial products linked to cryptocurrencies. We may also be impacted by developing regulation of cryptocurrencies and related activities.
We offer a limited number of structured notes and OTC derivatives through our Hedging and
Investment Solutions business. In addition, through our Clearing business, we offer a limited number of exchange-traded derivatives linked to cryptocurrencies, and we offer clients the ability to trade shares in
Exchange Traded Funds (“ETFs”) linked to the performance of cryptocurrencies such as Bitcoin and
Ethereum. We may also trade on our own account certain cryptocurrencies and financial products that are linked to cryptocurrencies primarily to hedge our exposure to our obligations under such offerings, but also on a limited scale in order to generate a favorable funding spread.
The value of cryptocurrencies is based in part on market adoption and future expectations, which may or may not be realized. As a result, the prices of cryptocurrencies are highly volatile. Such prices have been in recent periods, and are likely to continue to be, subject to significant fluctuations. While we do not consider our exposure to cryptocurrency to be material to our business, if the value of the cryptocurrencies to which we and our clients are exposed declines, we could incur financial losses.
We may experience financial loss and reputational damage from our involvement in regulatory or legal proceedings related to cryptocurrency. For example, MCMI was previously involved in legal proceedings with BlockFi Inc. et al. (collectively, “BlockFi”) regarding assets that were held in an MCMI client account by Emergent Fidelity Technologies LTD (“Emergent”), which is an affiliate of former cryptocurrency exchange FTX Trading Ltd. (“FTX”). BlockFi alleged that the assets were the subject of a pledge agreement entered into between BlockFi and Emergent, and in November 2022 commenced proceedings against Emergent (in which MCMI, as custodian of the assets, was included) to enforce the terms of the pledge agreement. MCMI subsequently received a Warrant of Seizure from the U.S.
Department of Justice (“DOJ”) in respect of the assets and complied with the same, transferring the assets to the DOJ in January 2023. The case against MCMI was closed in September 2024 following the settlement of BlockFi’s claims in the FTX bankruptcy and the subsequent transfer of those claims against
Marex to FTX. BlockFi’s claim did not allege any wrongdoing or wrongful misconduct by MCMI; it only alleged that MCMI had been the custodian of the assets that are the subject of BlockFi’s purported claims.
MCMI has also been subjected to various requests from regulatory bodies and governmental authorities, including the DOJ, arising from the FTX bankruptcy in connection with the accounts of
Alameda Research LLC (“Alameda”), also an affiliate of FTX, and Emergent held with MCMI. While we do not believe these regulatory or legal proceedings will have a material impact on our business, particularly given that our financial loss in these proceedings is limited to the immaterial legal fees we have incurred, any such proceedings in the future could harm our reputation, business and financial condition.
The regulatory approach to cryptocurrencies and related activities is an area that is under constant review by financial services regulators in various jurisdictions. As such, we are subject to the continued risk of legislative and regulatory change in this area, which may affect our ability to offer the limited number of structured notes and OTC derivatives that we currently do through our Hedging and
Investment Solutions business and the exchange-traded derivatives and ETFs that we currently do through our Clearing business. While we do not believe these legislative or regulatory changes will have a material impact on our business, particularly given the limited nature and size of our cryptocurrency activities, changes in rules might restrict these aspects of our business or may require us to obtain new permissions to continue with our activities.
We may not detect, deter or prevent misconduct, errors, failures or fraudulent activity by our clients, employees, agents or other third parties and, subsequently, we are subject to risks relating to potential securities law and regulatory liability.

We are exposed to potential losses due to fraud or misconduct, or breaches of the terms agreed between us, by our clients, counterparties, employees, agents and third parties and, subsequently, to substantial risks of liability under federal and state securities laws and other federal and state laws and court decisions, as well as rules and regulations promulgated by the FCA, the SEC, the CFTC, state securities regulators and foreign regulatory agencies. For example, clients or people impersonating clients may engage in fraudulent activities, including the improper use of legitimate client accounts or providing fraudulent documentation in connection with transactions. Such events have occurred in the past and may occur in the future.
Certain of our businesses may be exposed to a higher risk of financial crime or fraud due to the regulated environment in which we operate, the type of relationships we maintain with our clients, the products and services offered and our significant reliance on technology as part of our trading platforms.
There is a heightened risk of fraud when trading in physical commodities due to the nature of the industry’s operations and its reliance on physical documentation in connection with the transport and storage of such commodities. There have been several well-publicized incidents of commodity trading frauds in recent years, including two instances in 2023 in which it was discovered that the cargoes acquired did not contain the metal products they purported to hold. As we and, more importantly, our clients are involved in this market, we are exposed to certain risks through our trading activities and could suffer financial loss in the event that commodities acquired by us or our clients are discovered to be different to those we and they believed we were purchasing.
Our employees and agents may engage in unauthorized trading activity, attempt to defraud us or violate our policies or legal or regulatory standards. There are also risks that our employees may improperly use or disclose confidential information and material non-public information provided by our clients that could subject us to regulatory and criminal investigations, disciplinary action, fines, or sanctions, and we could suffer serious harm to our reputation, financial position, the trading price of our securities, current client relationships and ability to attract future clients. These risks may increase as the result of recent scrutiny of electronic trading and market structure from regulators, lawmakers and the financial news media. The use of off-channel electronic messaging applications by our employees to transmit confidential or sensitive data could subject us to investigations, regulatory fines and severely impact our reputation. For example, regulators, such as the staff of the SEC’s Division of Enforcement and Ofgem, the U.K. energy market regulator, have, as part of a widely publicized industry sweep, conducted investigations of several financial institutions’ records preservation requirements relating to business communications sent over off-channel electronic messaging platforms, some of which have resulted in substantial monetary penalties. Any such activities may be difficult to prevent or detect, and our internal policies and procedures may be inadequate or ineffective. As a result, we may suffer losses that we may not be able to recover, as well as being subject to regulatory enforcement proceedings and penalties, such as fines. There have also been several highly publicized cases involving fraud or other misconduct by employees and agents of financial services firms in recent years, and various investigations have been conducted by the FCA in the United Kingdom, the CFTC, the SEC and FINRA in
the United States and other regulators around the world. In addition, although we have established policies and procedures designed to train, prevent and detect misconduct, errors and fraud, we may not be able to completely detect, prevent or deter such conduct and may be at risk of suffering losses.
Our reputation may also be damaged by any involvement, or the involvement of any of our employees, former employees or agents, in any regulatory investigation and by any allegations or findings by relevant regulators or courts, even where the associated fine or penalty is not material.
Further, we outsource certain aspects of our business to third-party service providers in accordance with applicable rules and regulations. If the capabilities of these service providers fail or if other issues impact these third-party services, our business, financial condition, results of operations and prospects could be adversely impacted, and we may become subject to regulatory fines or legal action as a result of such events.

Any such misconduct, errors, failures or fraudulent activity or any impact thereof, may adversely affect our business, financial condition, results of operations and prospects.
We are subject to risks related to the transactions that we enter into between buyers and sellers of physical commodities.
In connection with certain parts of our business, we enter into a limited number of transactions as principal to buy and sell physical products (including metals and petrochemical products). We are exposed to potential losses where our buyer alleges that the physical commodities received by them do not match the specifications that we have agreed with them and we are unable to recover the value of the buyer’s claim from our seller.
In addition, the industry for certain physical products is subject to national and international environmental and health and safety laws and regulations as well as product safety and product stewardship regimes, including in relation to the handling, testing, storage and transport of such products.
We may incur significant costs due to violations of or liabilities under such laws, including liabilities related to contamination at third-party facilities, where these involve fines, penalties, clean-up costs or third party claims. These laws, regulations and requirements may also be subject to constant review by governments and other competent authorities and often change. While we do not believe that any such changes would have a material impact on our business, particularly given the limited nature and size of our activities, they could result in us incurring additional costs in future because of the need to comply with any new requirements or having to vary the terms of licenses held by us or obtain new licenses or otherwise restrict our ability to perform this business.
Any of these factors, or the defence of our contractual rights, could adversely affect our business, financial conduction, results of operations and prospects.
We are subject to risks relating to litigation and may suffer losses and incur costs as a result.
From time to time, we are and may become involved in legal proceedings, government and agency investigations and employment or any other employee related disputes, tort, product liability or safety claims and other litigation, including legal proceedings involving our clients and suppliers. We may take legal action to enforce our contractual, intellectual property and other rights where we believe those rights have been violated and that legal action is an appropriate remedy. We may also initiate claims against or enter into disputes with our clients, particularly in the context of client defaults and in connection with our brokerage activities, and may incur significant costs in defending any such claims or in making payments to resolve any such disputes.
If a client defaults, we may be unable to recover the funds owed to us by such client due to their insolvency or for other reasons. Because we operate internationally, we may also be subject to client disagreements on the application of contracts that are governed by English law or U.S. state law (as is the standard position under our client agreements). Clients outside the United Kingdom or the United
States may claim that English or U.S. state law governed contracts are inapplicable in their respective countries, and any subsequent application of local law may be less favorable to us in our claim against the client. A third party may also initiate legal action against us or one of our acquired companies in relation to such company’s activities prior to their acquisition by us, which we then must defend or settle.
For example, in 2023 MCMI was involved in legal proceedings initiated by BlockFi entities regarding disputed assets formerly held by MCMI’s client, Alameda, an affiliate of former cryptocurrency exchange
FTX, and Emergent, an affiliate of Alameda. As a result of such proceedings, we incurred costs, faced reputational damage and our defence of such proceedings required our management’s attention and time. While these proceedings did not have a material impact on our business, any legal proceedings in the future could harm our reputation, business and financial condition.

We may also be subject to claims of economic or reputational significance, whether by a third party or an employee (current or former) or agent. Such claims could involve, among other things:
•acts inconsistent with employment law or health and safety laws;
•contractual agreements;
•infringements of intellectual property rights; or
•personal injury, diversity or discrimination claims.
We are subject to the risk of litigation and claims that may be without merit. At present and  from time to time, we, our past and present officers, directors and employees are and may be named in legal actions, regulatory investigations and proceedings, arbitrations and administrative claims and may be subject to claims alleging the violations of laws, rules and regulations, some of which may ultimately result in the payment of fines, awards, judgments and settlements. We could incur significant legal expenses in defending ourselves against and resolving lawsuits or claims even if we believe them to be meritless.
We cannot predict with certainty the outcomes of these legal proceedings. The outcome of some of these legal proceedings could require us to take, or refrain from taking, actions that could negatively affect our business or could require us to pay substantial amounts of money adversely affecting our financial condition and results of operations. There can also be no assurance that we are adequately insured to protect against all claims and potential liabilities.
The defense of our contractual rights may be protracted, involve the expenditure of significant financial and managerial resources and may ultimately not be successful, which could result in a negative perception of us and cause the market price of our securities to decline, any of which may adversely affect our business, financial condition, results of operations and prospects.
If we lose access to exchanges in the jurisdictions where we operate, our ability to undertake some or all of our execution and clearing services would be affected.
We have membership to 60 exchanges (including the LME, Chicago Metal Exchange (“CME”),
Dubai Gold & Commodities Exchange (“DGCX”), Singapore Exchange (“SGX”), European New Exchange
Technology (“Euronext”), Intercontinental Exchange (“ICE”) Futures and the Eurex Exchange) and
maintain an ongoing dialogue with regulatory personnel of each such exchange. Our memberships with regulated exchanges allow us to generate revenue through commissions earned on executing and clearing trades. In order to maintain these memberships, we are required to comply with the rules of the relevant exchanges. We have in the past been, and may in the future be, subject to inquiries or actions by exchanges for non-compliance with applicable rules. If we fail to comply with such rules or default on our membership obligations (for example, by failing to pay required margin), we may be exposed to potential action from such exchanges including warnings, monetary penalties, suspension or cancellation of membership. If we lose some or all of our memberships, or if any of the relevant exchanges cease their operations, we would lose access to these revenue streams.
If any exchange implements structural changes, such as adverse fee structures or higher margin requirements, our business could be negatively impacted. If the exchanges relax membership requirements, our clients may decide to become members, and the demand for our services may decline as a result. We are, through our subsidiary, Marex Financial, a Category 1 member and Ring Dealer on the LME, which historically has had only a small number of members. If the LME were to revoke Marex
Financial’s membership, adopt an adverse fee structure or extend membership opportunities to a wider group, or if the LME were to cease operating, Marex Financial’s financial performance would be adversely impacted, which would, in turn, adversely affect our business, financial condition, results of operations and prospects.

We require access to clearing and settlement services and other market infrastructure arrangements, and without access to such arrangements, our ability to undertake some or all of our activities would be adversely affected.
We use various Clearing Houses and settlement systems, such as T2 and Clearstream, across our businesses. Loss of access to, or restrictions on our use of, these services due to non-compliance with membership or participants’ requirements, post-Brexit or other regulatory changes, credit or reputational issues or for other reasons could impact our ability to carry out our activities. If exchanges,
Clearing Houses or other relevant counterparties fail to perform their obligations, or they take certain actions in response to, for example, market volatility, we and our clients may experience financial losses and margin calls. For example, due to significant volatility in nickel trading, Marex Financial and its clients were required to meet intraday exchange and margin calls on short or immediate notice in March 2022. In some cases, such nickel transactions were canceled, which caused those clients to suffer material financial losses and liquidity issues, which resulted in delayed payments by certain clients of our margin calls.
As a member of various Clearing Houses, we must make default fund contributions to the
Clearing Houses. If another member defaults on their payment obligations to the Clearing Houses, we may lose a percentage of the default fund contributions that we have been required to make as a member of the Clearing Houses. We may suffer financial losses if clients default on their payment obligations to the Clearing Houses or if exchanges, Clearing Houses or other relevant counterparties fail to perform their obligations, which may adversely affect our business, financial condition, results of operations and prospects.
Our success depends on the continued contributions of our key personnel, including our brokers, and our ability to recruit, train, motivate and retain them.
Our success depends on the expertise and continued services of certain key personnel, including:
•personnel involved in the management and development of our business;
•front-office staff directly generating revenue, such as brokers; and
•back-office staff involved in management of our control and support functions.
Our ability to recruit, train, motivate and retain qualified and highly effective personnel in all areas of our business and ensure that our employment contract terms are appropriate and preserve flexibility is an important driver of our future success. We must also retain and motivate employees as part of acquisitions we undertake, as the retention of employees of acquired businesses may be crucial to our ability to integrate such acquisitions into our business or to maintain the success of the businesses we acquired.
We compete with other brokers and banks for front-office staff. This competition is intense and may further intensify in the future. Our competitors have in the past and may try again in the future to poach large numbers of brokers who have key counterparty relationships and relevant market knowledge and play an important role in our acquisition and retention of business from clients. Salary and bonus levels for front-office staff are generally based on activity levels generated by the individual broker’s team and are sensitive to market compensation levels paid by competitors. Such competition, particularly for brokers, may significantly increase our front-office staff costs. If we lose front-office staff to competitors, we may experience losses of capability, client relationships and expertise.
When hiring front-office staff, we will generally agree salary and bonus levels based on an employee’s representations of their activity levels, which may include certain performance-based targets.
If an employee is unable to achieve these performance-based targets, we may become subject to a dispute over the payments of the compensation linked to such targets. This may result in front office staff resigning, and we may experience losses in client relationships and employee knowledge, capability and expertise. Further, as a result of any such disputes, we may also become involved in litigation with such employees. For example, in 2024 we were involved in two disputes with former employees in the United
States over compensation payments that the employees claimed were due to them in connection with their employment, and in the course of defending our position incurred legal costs and a loss of management time. In addition, where we hire teams of front-office staff from our competitors, there is a risk that we may become involved in litigation with these competitors, which may incur legal costs and require management time.
If we fail to attract and retain highly skilled brokers and other employees, lack the flexibility to make appropriate employment-related decisions due to labor groups or otherwise, incur increased costs associated with attracting and retaining personnel or fail to assess training needs adequately or deliver appropriate training, we may be unable to compete effectively. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.
The markets in which we operate are highly competitive, and competition could intensify.
If we are unable to continue to compete effectively, our business may be materially adversely affected.
We have numerous current and potential competitors, both in the United Kingdom and internationally, including other brokers and banks. Some of our current and potential competitors may have larger client bases, more established name recognition and greater financial, marketing, technology and personnel resources than we do. Some of our competitors and potential competitors may offer services that are disruptive to current market structures and assumptions. Such factors may enable them to, among other things:
•develop services similar to ours or new services that our clients prefer;
•provide access to trading in products or a range of products that we do not offer;
•provide better execution services and lower transaction costs;
•provide new services more quickly and efficiently;
•offer better, faster and more reliable technology;
•take greater advantage of new or existing acquisitions, alliances and other opportunities;
•more effectively market, promote and sell their services;
•migrate products more quickly or effectively to electronic platforms, which could move trading activity from us;
•better leverage their relationships with their clients, including new classes of client; and/or
•offer better contractual terms to their clients, including lower commission rates.
Our competitors may develop new electronic trade execution or market information products that gain wide acceptance in the market, the development of which, or shifts in market practice as a result of which, could give relevant competitors a “first mover” advantage that may be difficult for us to overcome.
Any shift away from voice trading to electronic trading, for example, may expose us to substantial losses, as we may be left with contractual obligations to maintain staff and brokers suited to and trained for voice trading rather than electronic trading.

New or existing competitors could gain access to markets or services where we currently enjoy a competitive advantage. These could include banks and other financial institutions with which we have competed historically, should they choose to re-enter the commodity industry. Competitors may have a greater ability to offer new services or existing services to more diverse clients. Such factors may erode our market share or our current competitive advantages.
Even if new or existing competitors do not significantly erode our market share or competitive positioning, they may offer their services at lower prices. If we are required to reduce our commissions to remain competitive, our profitability may be adversely affected. Competitors may offer their services at a loss to attract new business, which could cause us to dramatically lower our commissions or risk losing clients.
To remain competitive, we must continue to invest in the development of our business to respond to changing trends and remain competitive with our research, technology and data offerings. If we fail to do so successfully, we may be adversely impacted.
To remain competitive in the dynamic markets in which we operate, we must invest in the development of our business to respond to changes in client demands. We may need to be responsive to changing trends, particularly regarding energy products. We will also need to be competitive in the development of our research, technology and data offerings. The artificial intelligence tools we rely on, such as the Neon trading platform, can quickly become eclipsed by newer technological offerings such as novel electronic trade execution or market information products.
Our business development activity may include:
•hiring brokers;
•opening offices in new countries;
•expanding existing offices and infrastructure;
•providing broking and other services in new product markets (such as renewables);
•serving different types of clients;
•developing and/or acquiring new technology; and
•undertaking activities through different business models.
Such activity may be achieved by investing in existing businesses and may result in changes to our risk profile. Failure to expand the business effectively, to manage changes in our risk profile appropriately or to realize the benefits of investments in some markets may adversely affect our business or prevent us from achieving the anticipated benefits.
Further, any consolidation among our clients may also cause us to depend on a smaller number of clients, which could result in additional pricing pressure and/or require us to implement changes in order to service these clients. If our business depends on maintaining good relationships with a small number of clients, any adverse change in those relationships could adversely affect our business, financial condition, results of operations and prospects.
Climate change and a transition to a lower carbon economy may disrupt supply chains and lead to decreases in consumer demand and the size of the market for certain of our energy products.
Climate change could cause severe weather events, including significant rainfall, flooding, increased frequency or intensity of wildfires, prolonged drought, rising sea levels and rising heat index,

any of which could disrupt our and our clients’ supply chains and otherwise adversely affect the businesses of our clients and, in turn, their ability to meet their financial obligations to us. For example, extreme weather caused by climate change has in the past and could impact the growing seasons, water availability and crop productivity of the agriculture industry and, as a result, adversely affect the financial condition and prospects of our agriculture clients.
Laws, regulations, policies, social attitudes, client preferences, market responses and technological developments and innovations relating to climate change and the transition to a lower carbon economy could also adversely affect our business, financial condition, results of operations and prospects. See Item 3D “Risk Factors – Environmental, social and governance factors are key and growing focus areas for politicians, policy makers, regulators, investors, activists and consumers worldwide. If we fail to keep pace with the growing body of legislative and regulatory reform in this area and regulator and client expectations, our business may be adversely affected.
If regulatory incentives alter fuel or power choices, there may be a decrease in the size of the markets for certain energy products where we historically had significant market shares (such as fuel oil).
We may fail to capture market share as interest increases in new energy products or adequately price future assumptions for these new commodities. Depending on the nature and speed of any such changes, we may be unable to successfully compete in or transition away from oil and gas to renewable commodity markets or from, for example, crude oil and residual fuel to middle distillates or higher distillates, such as liquid natural gas. Failure to make such a transition may result in decreased revenue, which could adversely affect our business, financial condition, results of operations and prospects.
We will need to replace, upgrade and expand our computer and communications systems in response to technological or market developments, and the failure to do so could adversely affect the performance and reliability of such systems and networks, and as a result, our ability to conduct business.
Any failure to adequately maintain and develop our computer and communications systems and networks could adversely affect the performance and reliability of such systems and networks, which in turn could harm our business.
The markets in which we compete are characterized by rapidly changing technology, evolving client demand and uses of our products and services and the emergence of new industry standards and practices. Changes in any of these factors could render our existing technology and systems obsolete or undermine the attractiveness of new products and services that we develop. Our future success will depend in part on our ability to anticipate and adapt to technological advances, evolving client demands and changing standards in a timely, cost-efficient and competitive manner and to upgrade and expand our systems and client offerings accordingly.
Any further upgrades or expansions in technology and the use of such technology may require significant expenditures. Updates to our systems may result in program errors, which could negatively impact our business and our clients. We may fail to update and expand our systems adequately, and any upgrade or expansion attempts may not be successful or accepted by the marketplace or our clients. If we fail to update and expand our systems and technology adequately, or to adapt our systems and technology to meet evolving client demands (particularly in more conservative markets such as the United
States) or emerging industry standards, we may be unable to compete effectively. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.
If we lose access to our premises or become unable to operate from our facilities, our ability to conduct our business may be limited.
Our employees operate from premises that provide the necessary facilities and systems to enable them to carry out their roles. Our disaster recovery sites, work-from-home policies and capabilities and business continuity plans may not cover all activities within our business. If our business continuity plans do not operate effectively, or if our work-from-home capabilities fail, our business may be adversely affected. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.
Acquisitions may expose us to regulatory or legal proceedings, which could adversely impact our reputation and result in financial losses.
When acquiring a business, we may enter into an agreement with the seller to acquire either the entire share capital of the target company or all or certain assets of the target company. If we identify a specific matter during the due diligence process that could expose us to litigation or other material risks, we may structure the transaction so that instead of acquiring the target company from the seller, we acquire substantially all the assets of such company but exclude specific liabilities from the transaction. In such case, the company and the excluded liabilities would remain with the seller.
Despite these arrangements, we may nevertheless become involved in legal proceedings after an acquisition is completed. For example, a third party may initiate a claim against us, instead of the seller, in connection with liabilities that were specifically excluded from the scope of the acquisition, which may cause us to suffer reputational damage. If we are required to pay any fees, including legal fees, as a result, we may need to seek compensation from the seller, which may be difficult to obtain.
In addition, we may become involved in regulatory proceedings in connection with pre-acquisition events. For example, in 2023 and 2024, MCMI was subject to various requests from regulatory bodies and governmental authorities in connection with the FTX bankruptcy and the accounts held with MCMI by
FTX’s affiliates, Alameda and Emergent.
Even where we are not directly involved in regulatory or legal proceedings, our reputation and/or the reputation of our acquired companies may be adversely affected by pre-acquisition events. For example, in June 2023, the FCA in the United Kingdom fined ED&F Man Capital Markets Limited (now called MCML Limited), the U.K. subsidiary of ED&F Man Holdings Limited that we did not acquire, £17.2 million for failing to ensure that certain dividend arbitrage trading activities that its clients carried out between February 2012 and March 2015 were legitimate. Liability for these activities remained with the
ED&F group, as we had identified these as a risk during our due diligence process and intentionally structured our acquisition of ED&F Man Capital Markets in the United Kingdom as an asset sale to exclude any such losses or liabilities. However, our association with ED&F Man Capital Markets Limited and the press coverage of the fine caused us to contact certain press agencies to correct certain facts from the way they were initially reported. We have also been incorrectly served with legal proceedings in connection with the same activities.
Regulatory or legal proceedings arising from an acquisition could also divert our management team and resources away from core business activities and the execution of our business strategy. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.
If we fail to identify and complete further acquisitions on favorable terms or at all, or fail to effectively integrate our acquisitions, our future growth could be adversely affected.
Since 2019, we have made numerous acquisitions of varying sizes in the United Kingdom, United
States, Asia-Pacific region and Europe, including CSC Commodities UK Limited, the business and assets of the Rosenthal Collins Group LLC, X-Change Financial Access LLC (“XFA”), the UK business of and certain US entities from ED&F Man Capital Markets, the brokerage business of and select entities from the OTCex/HPC group and Cowen’s legacy prime services and outsourced trading business. A significant portion of our historical growth has been achieved through strategic acquisitions. We believe acquisitions will continue to form a central pillar of our growth strategy going forward. Our ability to successfully identify and complete further acquisitions will depend on many factors, including:

•the availability of suitable acquisition opportunities;
•obtaining any required financing on suitable terms;
•the level of competition from other companies, which may have greater financial resources;
•our ability to value potential acquisition opportunities accurately and negotiate acceptable terms for those opportunities; and
•our ability to obtain approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays.
Acquisitions may divert significant management time and attention from the ongoing development and operation of our business. Any of these factors could adversely affect our ability to identify and complete further acquisitions on favorable terms or at all. If we negotiate acquisitions that are not ultimately consummated, such negotiations could divert management time from core business activities and result in significant out-of-pocket costs.
Even if we are able to acquire other businesses, we may encounter challenges when integrating acquisitions into our business, including challenges that we cannot anticipate or foresee at the time of acquisition. If we fail to retain the existing clients of the acquired companies or to retain and assimilate such companies’ key personnel, the expected revenue and cost synergies associated with such acquisitions may not be realized in full or at all. The process of integrating any acquisitions may also take longer than expected. If we encounter any unforeseen legal, regulatory, contractual, employment or other issues or significant unexpected liabilities or contingencies, the integration process may be further delayed.
Other challenges may arise during the integration process. We may fail to effectively integrate the acquired business into our financial reporting, information technology and/or risk management frameworks. As our business continues to grow, we will be required to further develop and enhance our managerial, operational and other resources and to embed effective internal controls and governance procedures at a rate that is commensurate to the growth of our business. If we fail to effectively manage the integration process, we may be subject to additional regulatory scrutiny and the potential for regulatory sanctions, increased compliance and other costs and damage to our reputation. After the integration process is complete, we may fail to realize the expected benefits of our acquisitions. Since a significant portion of our historical growth, including our recent growth, has been achieved through acquisitions, any failure to successfully manage these risks may adversely affect our business, financial condition, results of operations and prospects.
Our due diligence in connection with acquisitions may not effectively identify, or the seller may omit to disclose, material matters that could expose us to legal proceedings or regulatory action or result in reputational harm and/or financial loss.
When conducting due diligence and assessing an acquisition target prior to completion, our management team and our legal and financial advisers rely on the resources available to them, including information and data regarding an acquisition target that the seller will have provided directly. Our management team and advisers may not be able to confirm the completeness, genuineness or accuracy of such information and data. As a result, we depend on the integrity and accuracy of the seller and any parties that act on the seller’s behalf. The due diligence process may also be expedited where we are seeking to take advantage of short-lived acquisition opportunities. As a result, the available information at the time of an acquisition decision may be limited, inaccurate and/or incomplete, and our management team and advisers may not have sufficient time to fully evaluate such information even if it is available.
The due diligence process may not reveal or highlight all relevant facts that may be necessary or helpful when we are evaluating an acquisition opportunity. For example, we may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances when we are determining the value of an acquisition target. We will also make subjective judgments about the results of operations, financial condition and prospects of an acquisition target. If the due diligence process fails to correctly identify material risks and liabilities, or if we consider such material risks to be commercially acceptable relative to the opportunity and we do not receive adequate recourse for such risks, we may not be able to recover our losses from the seller. We may also have to litigate to recover losses, which may be costly and divert management attention, and we may suffer reputational damage as a result.
The value of an acquisition target may also be affected by fraud, misrepresentation or omission by the seller, its advisers or other parties. Such fraud, misrepresentation or omission may artificially inflate our valuation of the acquisition target, causing us to overpay, or increase the risk that the acquired company is subject to unforeseen litigation or regulatory action after completion. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.
Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could harm our business.
Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. These policies and procedures rely on a combination of technology and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. In addition, our policies and procedures may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing software or hardware failures.
To the extent that we elect to adjust our policies and procedures for the management of risk to allow for an increase in risk tolerance, we will be exposed to the risk of greater losses. For example, we currently use two methods for measuring VaR across our businesses, as part of the business that we acquired from ED&F Man Capital Markets used a different VaR model. Because we do not use one consistent measure of VaR, there is a risk that we might be exposed to unidentified or unanticipated risks, such as the risk that the aggregate impact of a market event may be incorrectly assessed and/or that a concentration risk to an underlying product may be inaccurately measured. As a result, we recognize the limitations by augmenting our VaR metrics under different methodologies and measures of risk, and we apply a wide range of stress testing, both on individual portfolios and on our consolidated positions. We continue to develop our VaR framework and risk sensitivities to help us ensure a more consistent method of risk management for all desks.
Even if our risk management policies and procedures are effective in mitigating known risks, new unanticipated risks may arise, and we may not be protected against significant financial loss stemming from these unanticipated risks. These new risks may emerge if, among other reasons, regulators adopt new interpretations of existing laws, new laws are adopted or third parties initiate litigation against us based on new, novel or unanticipated legal theories. Our policies and procedures may not prevent us from experiencing a material adverse effect on our financial condition and results of operations and cash flows.
Risks Relating to Our Financial Position
Changes in judgments, estimates and assumptions made by management in the application of our accounting policies may result in significant changes to our reported financial condition and results of operations.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. In the application of our accounting policies, management must make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.
These judgments, estimates and assumptions are based on historical experience and other factors that are considered relevant. Judgments, estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognized in the accounting period in which an estimate is revised. Actual results may differ from these estimates, and revisions to estimates can result in significant changes to the carrying value of assets and liabilities. Because of the uncertainty surrounding management’s judgments and related estimates, we may make changes in accounting judgments or estimates that have a significant effect on the reported value of our assets and liabilities and our reported results of operations and financial position.
We require financial liquidity to facilitate our day-to-day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential.
We require substantial financial liquidity to facilitate our operations. Our business involves the establishment and carrying of substantial open positions for our clients on exchanges and in the OTC derivatives markets. We must post and maintain margin or credit support for these positions. Significant adverse price movements can occur that require us to post margin or other deposits on short notice, whether or not we are able to collect additional margin or credit support from our clients.
We may depend on our debt financing arrangements to fund margin calls and other operating activities. Any limitations on these sources of liquidity may limit our future growth potential. Our failure to fund margin calls and other operating activities, or a general lack of sufficient liquidity, may prohibit us from developing, enhancing and growing our business, taking advantage of future opportunities and responding to competitive pressure, any of which may adversely affect our business, financial condition, results of operations and prospects. We also rely on our structured notes program, under which we and our subsidiary Marex Financial issue warrants, certificates or notes, including auto callable, fixed, stability and credit-linked notes with varied terms (the “Structured Notes Program”), as an important source of liquidity. As of December 31, 2024, we had $2,667.4m debt securities outstanding under the Structured
Notes Program, some which may be automatically redeemed if certain underlying conditions outside of our control are met. If a large amount of investors are able to redeem these debt securities, this could negatively impact our liquidity. If our Hedging and Investment Solutions business is unable to sell structured notes to investors, either because of a credit downgrade or for any other reason, this may limit our future growth, and we may need to raise additional funds externally, either in the form of debt or equity.
Changes to our credit ratings may impact our access to liquidity and future growth potential.
In addition to our Structured Notes Program, we have a Euro Medium Term Note Program
(“EMTN Program”), a public offer program, under which our subsidiary Marex Financial issues warrants, certificates or notes, including auto-callable, fixed, stability and credit-linked notes with varied terms (the
“Public Offer Program”), a Tier 2 Capital structured notes program within which Marex Financial, as issuer or co-issuer, can offer investors returns that are linked to the performance of a variety of asset classes
(the “Tier 2 Program”) and have issued a Fixed Rate Reset Perpetual Subordinated Contingent
Convertible Notes Program (“AT1 Securities”). On October 28, 2024, we also filed a Senior Notes
Registration Statement with the SEC to offer, on a continuous basis, up to $700 million in aggregate principal amount (or the equivalent thereof if any other currency) of senior notes due nine months or more from date of issue (“Senior Notes” and the Senior Notes program the “Senior Notes Program”). A downgrade of our or Marex Financial’s credit rating could have a material adverse effect on our ability to issue and sell the securities under the Structured Notes Program, EMTN Program, Public Offer Program,
the Tier 2 Program or the Senior Notes Program or to issue additional AT1 Securities, as, in either case,

the securities would be less attractive to potential investors. Our clients’ confidence in our business may also be affected by any credit rating downgrade.
If we experience a credit rating downgrade, we may be unable to renew the revolving credit facility we have with HSBC Bank PLC, Barclays Bank plc, Bank of China Limited, London Branch and
Industrial and Commercial Bank of China Limited, London Branch (the “Marex Revolving Credit Facility”),
the revolving credit facility MCMI has with BMO Harris Bank N.A. (now BMO Bank N.A.) and a syndicate of lenders (the “MCMI Revolving Credit Facility”) or the uncommitted securities financing facility with BMO
Harris Bank N.A. (now BMO Bank N.A.) (the “MCMI Credit Facility” and, together with the Marex
Revolving Credit Facility and the MCMI Revolving Credit Facility, the “Credit Facilities”) at the end of each of the respective terms. In such event, it may not be possible to replace our Credit Facilities with another instrument on commercially favorable terms or at all. If any of our Credit Facilities are unavailable, we may need to raise additional funds externally, either in the form of debt or equity.
Failure to maintain sufficient liquidity because of a credit downgrade may limit our future growth potential. Moreover, because we enter into certain OTC derivative transactions as principal and issue structured notes to investors, a lower credit rating would make our Hedging and Investment Solutions business less attractive to current and prospective clients. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.
Investor claims, litigation or regulatory scrutiny may limit our ability to use the Structured
Notes Program, the Public Offer Program, the EMTN Program and the Senior Notes Program as
sources of liquidity or result in losses or reputational damage.
The Structured Notes Program, the Public Offer Program, the EMTN Program and the Senior
Notes Program are important sources of liquidity for our business. The value and quoted price of the structured notes issued under the Structured Notes Program and the Public Offer Program and notes issued under the EMTN Program and the Senior Notes Program at any time will reflect many factors and cannot be predicted. The following factors, among others, many of which are beyond our control, may influence the market value of the notes:
•interest rates and yield rates in credit markets;
•the time remaining until the notes mature;
•our creditworthiness, whether actual or perceived, including any actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures; and
in the case of the structured notes:
•the volatility of the levels of the underlying assets;
•whether the notes are linked to a single underlying asset or a basket of underlying assets;
•the level, price, value or other measure of the underlying asset(s) to which the notes are linked;
and
•economic, financial, regulatory, geographic, judicial, political and other developments that affect the level, value or price of the underlying asset(s), and any actual or anticipated changes in those factors.
Changes in the above factors may adversely affect the value of the notes, including the price an investor may receive for the notes in a secondary market transaction. A decrease in the price an investor may receive for the notes may expose us to investor lawsuits and claims regarding potential mis-selling or accusations of misrepresentations regarding the notes. Such claims, and the associated reputational damage, may impact our ability to market, and investor demand for, the Structured Notes Program, the

Public Offer Program, the EMTN Program and the Senior Notes Program. Our failure to market the
Structured Notes Program, the Public Offer Program, the EMTN Program or the Senior Notes Program, or
a lack of investor demand for the notes issued under any of these programs, may decrease our net liquidity reserves.
We use third-party distributors to distribute structured notes to investors. If the distributors breach their contractual obligations to us to appropriately distribute the structured notes to the target market that we have identified, or misrepresent the financial performance of the notes, we may be subject to mis-
selling claims from investors in the structured notes. A distributor may otherwise breach its contractual obligations to us including, for example, by failing to fulfill investor orders that are communicated to us and for which we have already entered into hedging transactions.
Any of the above factors may impair our development and use of the Structured Notes Program, the Public Offer Program, the EMTN Program or the Senior Notes Program and adversely affect our business, financial condition, results of operations and prospects.
A significant decrease in investor demand for the AT1 Securities could adversely impact our ability to issue further AT1 Securities to satisfy our capital requirements.
In recent years, there has been uncertainty as to the regulatory treatment of contingent convertible securities, like our AT1 Securities, in times of financial turmoil. For example, as part of the sale of Credit Suisse Group AG (“Credit Suisse”) to UBS Group AG (“UBS”) announced in March 2023, the
Swiss Financial Market Supervisory Authority issued a decree ordering the write-down of outstanding
Credit Suisse Additional Tier 1 instruments (the “AT1 Instruments”), comprising an aggregate nominal value of approximately CHF 16 billion ($17.3 billion). The write-down, which was implemented pursuant to the contractual terms of the AT1 Instruments, was enforced notwithstanding the ability of the holders of
Credit Suisse ordinary shares to receive consideration in connection with the sale to UBS.
In times of financial stress, there is no guarantee that Common Equity will remain the first to absorb losses in case of resolution or insolvency, including under governing laws other than Swiss law, and that only after their full use would Additional Tier 1 instruments be converted into equity or written down. If our AT1 Securities are converted into ordinary shares, the number of our ordinary shares issued and outstanding would increase, and our existing shareholders would experience dilution. Further write-
downs of Additional Tier 1 instruments in response to unexpected circumstances could adversely impact investor demand for Additional Tier 1 instruments going forward, including demand for our issuance of the
AT1 Securities. If investor demand for the AT1 Securities declines, we may need to rely on other instruments to satisfy our capital requirements, and failure to meet our capital requirements could lead to materially adverse regulatory enforcement proceedings or a downgrade in our credit ratings from S&P and Fitch. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.
The agreements governing our Credit Facilities and other debt contain financial covenants that impose restrictions on our business.
The agreements governing our Credit Facilities, Structured Notes Program, Public Offer Program,
EMTN Program, Senior Notes Program and other debt impose significant operating and financial restrictions and limit our ability and that of our restricted subsidiaries to incur and guarantee additional indebtedness or make other distributions in respect of, or repurchase or redeem, capital stock and prepay, redeem or repurchase certain debt, among other restrictions.
Our failure to comply with these restrictive covenants, as well as others contained in any future debt instruments we may enter into from time to time, could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations and require us to repay these borrowings before their maturity. Our inability to generate sufficient cash flow to satisfy our debt obligations, to obtain additional debt or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.
Our indebtedness may increase, including as a result of the offering of Senior Notes, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our floating rate notes and prevent us from meeting our debt obligations.
We regularly review opportunities to diversify and expand our capital structure, and on October
30, 2024, following the launch of our Senior Notes Program, we completed an offering and received net proceeds of $596.7m. As of December 31, 2024, we had $3,604.5m of outstanding debt securities, and any future Senior Notes or other notes offered will increase our outstanding indebtedness. Any Senior
Notes we may offer may subject us to further restrictions, including covenants that could restrict our ability to obtain additional financing in the future. The terms of such Senior Notes will be set out in an applicable prospectus supplement to the Senior Notes Registration Statement. Our indebtedness, including any increased indebtedness could have adverse consequences, including:
•exposing us to the risk of increased interest rates to the extent any of our borrowings are at variable rates of interest;
•increasing our cost of borrowing;
•increasing our vulnerability to adverse economic, industry or competitive developments;
•requiring a substantial portion of cash flow from operations to be dedicated to the payments on our indebtedness, reducing our ability to use cash flow to fund our operations, capital expenditures and future business opportunities;
•making it more difficult for us to satisfy our obligations with respect to our indebtedness, including restrictive covenants and borrowing conditions, which could result in an event of default under the agreements governing such indebtedness;
•restricting us from making strategic acquisitions or causing us to make nonstrategic divestitures;
•limiting our ability to obtain additional financing for working capital, capital expenditures product development, debt service requirements, acquisitions and general corporate or other purposes;
and
•limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.
Any such fluctuation in the financial and credit markets, or in the rating of us or our subsidiaries, may impact our ability to access debt markets in the future or increase our cost of current or future debt, which could adversely affect our business, financial condition or results of operations.
Risks Relating to Regulation
If we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services, either generally or to certain categories of clients, or obliged to change the scope or nature of our operations.
We operate in a highly regulated environment. Our business includes multiple entities that are regulated by financial services regulators in different jurisdictions, including but not limited to:

•the FCA in the United Kingdom;
•the AMF and the ACPR in France;
•the Securities & Investments Commission in Australia;
•the Alberta Securities Commission in Canada;
•the Central Bank of Ireland;
•the Companies and Exchange Commission (Commissione Nazionale per le Società e la Borsa) in
Italy;
•the Securities Market Commission (Comissão do Mercado de Valores Mobiliários) in Portugal;
•the National Securities Market Commission (Comisión Nacional del Mercado de Valores) in Spain;
•the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in
Germany;
•the Securities and Commodities Authority and the Financial Services Authority in Dubai;
•the Securities and Futures Commission in Hong Kong;
•the Monetary Authority of Singapore; and
•the CFTC, the SEC, FINRA, and the NFA in the United States.
Our failure to comply with applicable regulatory requirements, including with respect to anti-
financial crime regulations (including those pertaining to sanctions, AML, anti-corruption, tax evasion and fraud), regulatory capital requirements, conduct of business, governance, reporting obligations and oversight of our internal control environment, could subject us to regulatory enforcement or other actions.
As we grow and diversify our business by expanding into new jurisdictions, services and products, we will be required to operate within new regulatory frameworks. Such new frameworks can be complex, and even where we have consulted local specialists, there is a risk that we may fail to understand or fully implement certain regulatory requirements. In addition, in connection with the acquisitions that we enter into, we may be required by regulators in applicable jurisdictions to take steps to bring the target business in line with regulatory requirements. Where we fail to do so, we may be exposed to regulatory inquiries, enforcement or other action as well as reputational damage.
Equally, the regulatory landscape is constantly evolving in the markets in which we operate
(including where we are not currently regulated), with rules and guidance changing frequently, typically increasing our regulatory and compliance obligations and ongoing responsibilities to the markets and our clients. Failure to keep up to date on these developments and implement them correctly and in a timely way may expose us to regulatory inquiries, enforcement or other action as well as reputational damage.
Regulatory compliance requires a significant commitment of resources. Our ability to comply with applicable law and regulation largely depends on our establishment and maintenance of compliance, risk, control and reporting systems, as well as our ability to attract and retain qualified compliance, risk and other control function personnel. These requirements may require us to make future changes to our management and support, control and oversight structure that could significantly increase our costs. We make numerous reports to regulators about relevant trading activities, both on our own behalf and on behalf of certain of our clients. If we fail to make such reports, or make any errors or discrepancies in such reporting, we could be subject to enforcement or other regulatory actions.

This could similarly expose us to litigation, regulatory inquiries, enforcement or other action, as well as reputational damage. Regulators have broad powers to investigate and enforce compliance with applicable rules and regulations, including the ability to require the appointment of a skilled person, appoint investigators, impose censures or financial penalties on us, fine, suspend or prohibit our employees from performing regulated activities or limit or withdraw authorizations that we require to operate portions of our business.
We have failed in the past, and may fail in the future, to comply with certain regulatory requirements and have been subject to fines and other orders by U.S. and other regulators and self-
regulatory organizations (“SROs”) (including, but not limited to, the CFTC, the CME and Nasdaq Global
Select Markets (“Nasdaq”)) in connection with certain of our activities. We have also, from time to time, been subject to immaterial fines by U.S. and global regulators and SROs in connection with routine exchange supervisory oversight. Our failure to address these or any future supervisory action, investigations or enforcement actions could adversely affect our reputation, result in losses of clients and employees, reduce our ability to compete effectively, result in financial losses or result in potential litigation, regulatory actions or penalties (including the imposition of limits on, or withdrawals of, regulatory authorizations). Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.
Companies in the financial services industry have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have increased considerably. In addition, following recent news, congressional, regulatory and news media attention to
U.S. equities market structure and the regulatory and enforcement environment more generally, has created uncertainty with respect to various types of transactions that historically had been entered into by financial services firms and that were generally believed to be permissible and appropriate. The relationships between broker-dealers and market making firms, short selling and “high frequency” and other forms of low latency or electronic trading strategies continue to be the focus of extensive regulatory scrutiny by federal, state and foreign regulators and SROs, and such scrutiny is likely to  continue.
We and our businesses are subject to regulation by the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations. Complying with relevant regulations may result in significant costs and expenses and adversely affect our business, financial condition and results of operations.
Certain Marex entities are subject to significant governmental regulation in the United States and are required to comply with requirements imposed by the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations. The Dodd-Frank Wall Street Reform and Consumer
Protection Act (the “Dodd-Frank Act”) amended the Commodity Exchange Act, as amended (“CEA”) to provide for federal regulation of the OTC derivatives market and entities, such as us, that may participate in those markets. The CFTC is responsible for enforcing the CEA and has broad enforcement authority over commodity futures and options contracts traded on regulated exchanges as well as other commodities trading in interstate commerce. Designated by the CFTC as a registered futures association, the NFA is the industry-wide, SRO for the U.S. derivatives industry. The NFA has the authority to implement what it believes are best practices for the industry, create rules that its members must follow and impose fines or revoke the membership of its members. To that end, the Marex entities subject to regulation by the CFTC, the NFA or other SROs must comply with the requirements set out by the CEA,
NFA or other applicable law including, as applicable, minimum financial and reporting requirements, the establishment of risk management programs, use of segregated accounts for customer funds, maintenance of record keeping measures and, in particular, the requirement that trade execution and communications systems be able to handle anticipated present and future peak trading volumes. The
SEC is responsible for enforcing U.S. federal securities laws, including the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. The SEC has broad enforcement authority over public companies, investment firms and broker-dealers involved in issuing and transacting in securities on regulated exchanges and OTC markets. FINRA is an SRO authorized by the SEC to oversee and regulate member firms and their registered representatives. As part of its regulatory authority, FINRA periodically conducts regulatory exams of its member firms. FINRA licenses individuals and admits firms to the industry, writes rules to govern their behavior subject to oversight and approval by the SEC, examines them for regulatory compliance, and disciplines registered representatives and member firms that fail to comply with federal securities laws and FINRA’s rules and regulations.
Regulators including but not limited to the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations continue to review and refine their rulemakings through additional interpretive guidance, staff no-action relief and supplemental rulemakings. As a result, any new regulations, or modifications to or interpretations of existing regulations, could significantly increase the cost of derivatives and securities transactions, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks encountered, reduce our ability to close out or restructure our existing derivatives contracts, reduce our ability to facilitate securities transactions and increase our exposure to counterparties. If we are limited in our use of derivatives in the future as a result of amendments to regulations promulgated under the Dodd-Frank Act, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect the ability to plan for and fund capital expenditures.
Our current regulatory authorizations could be withdrawn or limited, or we may be unable to obtain the necessary authorizations to expand our business into new jurisdictions.
The loss of, or the imposition of material limitations or conditions on, any of our authorizations, permissions or licenses to carry on regulated business could materially impact our operating model.
The loss of any FCA, CFTC, NFA, SEC, FINRA or other authorizations, permissions, licenses or registrations would limit our operations in the United Kingdom, the United States and other relevant jurisdictions. Because the United Kingdom and the United States contributed a significant proportion of our operating profit for the years ended December 31, 2024, 2023,and 2022, limitations on our operations in either of those jurisdictions would have a material adverse effect on our business. We also operate an
Organized Trading Facility (“OTF”) as defined in Directive 2014/65/EU on markets in financial instruments
(“MiFID II”) (including as implemented and on-shored (as relevant) in the United Kingdom and as amended from time to time) in three entities: Marex Spectron Europe Limited in Ireland, Marex SA in
France and HPC Investment Services Limited in the United Kingdom. The loss of permission to operate these OTFs could impact clients of our Agency and Execution business who require their trades to be executed on an OTF. This could cause certain of our clients to move their business to a competing OTF operator.
If we fail to comply with applicable law and regulation, we may lose our existing authorizations, permissions, licenses or registrations, and we may be unable to obtain such new approvals in those jurisdictions or elsewhere as needed to continue to provide our business. Other factors, such as a transfer of oversight to a new regulator or a change in regulatory or government policy, could also affect these matters. Our failure to maintain or obtain regulatory authorizations, permissions, licenses or registrations in new jurisdictions could prevent us from maintaining or expanding our business. Any of these risks could adversely affect our business, financial condition, results of operations and prospects.
Changes in law and regulation could have direct and indirect adverse impacts on our business, activities, clients, market dynamics and structure.
We are subject to the continued risk of legislative and regulatory change, which may further affect our business. We operate in highly regulated environments and are regulated by financial regulators in a number of different jurisdictions, including but not limited to the FCA in the United Kingdom and the CFTC, the NFA and the SEC in the United States. Financial regulators may propose or adopt new rules, or new interpretations of existing rules, and certain market participants, SROs, government officials and regulators have requested that governmental and regulatory authorities, including U.S. Congress, the
SEC and the CFTC, propose and adopt additional laws and rules. These include rules relating to payment for order flow, which the FCA and the European Securities and Markets Authority have both highlighted as raising issues relating to conflicts of interest, off-exchange trading, additional registration requirements, restrictions on co-location, order-to-execution ratios, minimum quote life for orders, incremental messaging fees to be imposed by exchanges for “excessive” order placements and/or cancellations, further transaction taxes, tick sizes, changes to maker/taker rebates programs and other market structure proposals.
The impact of regulatory change can be direct, for example, by impacting the way in which trading in one or more products is undertaken (which might, for example, reduce our role as an intermediary in those markets), or through the introduction of new requirements relating to how we operate as an intermediary and that we are unable to respond to in a satisfactory way. Changes in rules to enhance client protection or to regulate the operation of markets might restrict the scope of our activities or increase our costs and expenses. In particular, changes in rules to enhance client protection or to regulate the operation of markets might restrict the scope of our activities or may require us to obtain new permissions to continue our activities.
The impact of regulatory change can also be indirect. For example, regulatory changes could affect our clients and their willingness or ability to trade. Regulatory changes could increase our clients’
costs, which could, in turn, reduce our transaction volumes. These or similar changes might also create new types of competition between us and other providers of similar services and products, or put us at a disadvantage relative to our competitors operating in different regulatory environments.
We may incur significant costs to enable us to comply with new regulations, such as costs associated with establishing the necessary systems and procedures and training personnel. Even if we are successful in adapting our services, the initial and ongoing compliance costs may significantly increase our costs and expenses.
We may also incur significant costs in connection with responding to regulators’ enquiries and supervision or because of changes needed to reflect developing best practice or regulators’ expectations relating to the financial markets, such as by enhancing our risk management controls. Continued
divergence between the U.K. and E.U. regulatory regimes as a result of Brexit could also further increase our overall compliance burden. Even if we successfully adapt our services, the initial and ongoing compliance costs may require additional investment in management and support resources and significantly increase our cost base. See Item 3D. “Risk Factors –The United Kingdom’s withdrawal from the European Union has adversely affected, and may further adversely affect, our business for multiple reasons that are beyond our control, including adversely affecting economic growth and reducing overall levels of trading activities and the costs of such activities between the United Kingdom and the European
Union.”
Our failure to adapt or deliver services that are compliant with new regulation could significantly adversely affect our business and our competitive position, which would in turn reduce our revenue and profitability. Future regulatory reform may require us to make more fundamental changes in our business model, which could materially impact our business, financial condition and results of operations. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.
We may be required to comply with new regulation when we expand into new markets, launch new businesses or expand existing businesses or when we acquire other companies and businesses.
We may develop our activities, acquire new businesses or undertake other changes to our business that affect the composition of our client base or the geographic markets in which we operate.
This could bring us within the scope of new rules, regulations and registration requirements in various jurisdictions, which could increase our regulatory burden and require us to incur additional costs to develop systems and procedures to ensure compliance. It could also increase the risk of infringement of rules and regulations, which may have serious adverse impacts for our business. In the United States, for example, significant organic growth of our U.S. OTC derivatives business, combined with growth generated through future U.S. acquisitions, such as that of ED&F Man Capital Markets, in the future, could trigger certain quantitative thresholds that might require the relevant Marex entity to register as a swap dealer or major swap participant.
Future acquisitions could also cause us to become subject to additional regulations in new or existing markets. We may need to invest in additional resources to meet these requirements, such as additional risk management and compliance resources. In certain cases, we may be unfamiliar with these additional regulatory requirements, which could increase the cost of compliance and the risk of infringement. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.
The amount of capital that we are required to hold or the liquidity requirements applicable to our business may increase in the future, which could limit our operational flexibility and our ability to pay dividends. Our failure to maintain excesses over the minimum levels of capital and liquidity required could also subject us to action by regulators or force us to change the scope of our operations.
Changes in our regulatory environment or our business, or the imposition of new or increased regulatory requirements, could result in increased capital or liquidity requirements at the level of the holding company of Marex or individual regulated subsidiaries, or both. For example, the provisions of the
Prudential sourcebook for MiFID Investment Firms (the “MIFIDPRU Sourcebook” in the FCA’s handbook of rules and guidance (the “FCA Handbook”)) and provisions of any legislation, rules and/or guidance that implement or complement the provisions of the MIFIDPRU Sourcebook (the “IFPR Rules”) apply to our business, as do the provisions of the SEC’s Net Capital Rule 15c3-1 under the Exchange Act. The IFPR
Rules have caused us to incur implementation and additional compliance costs. We assess the impact of the IFPR Rules on our business and operations on at least an annual basis as part of our Internal Capital
Adequacy and Risk Assessment. However, the full impact of the IFPR Rules on our business is not yet certain and may require changes to our capital structure or operations.
Our regulatory capital and liquidity assessments are subject to regular supervisory review by the
FCA, CFTC, NFA, SEC, FINRA and other regulatory and self-regulatory bodies. The FCA generally imposes a scalar and other add-ons, and these are subject to change and may increase in the future. Our own assessment of these requirements is also subject to change from time to time and may increase in the future. Increases in individual or consolidated capital or liquidity requirements may restrict the ability of an entity to distribute its earnings within our group or require additional capital to be injected into our business or an individual entity. This may restrict our ability to pay interest, principal and dividends, or require us to raise additional capital or increase our indebtedness. As a result, these regulations may limit our flexibility regarding our capital structure.
Changes to our capital requirements, or our ability to meet them, including changes in insolvency law in any material jurisdiction, could limit or prevent us from treating client exposures on a net basis under the IFPR Rules. This could require us to hold additional capital. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.
Our financial position and results of operations could be adversely affected by changes in taxation rates and regimes, failure to comply with tax requirements, and from challenges by tax authorities.
We are subject to taxes in the various jurisdictions in which we operate, and as a result, we are exposed to changes in taxation rules and regulations (possibly with retroactive effect), which could require us to pay additional tax amounts, fines or penalties, surcharges and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Failure to comply with all local tax rules and regulations may subject us to penalties and fines. Furthermore, changes to tax laws on income, sales, use, import/export, indirect or other tax laws, statutes, rules, regulations or ordinances on multinational corporations continue to be considered by countries in the European Union, the United States and other countries where we currently operate or plan to operate, such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the European Union, G8, G20 and Organization for Economic Cooperation and Development (“OECD”),
including the imposition of a minimum global effective tax rate for multinational businesses (“Pillar II”).
These contemplated tax initiatives, if finalized and adopted by countries, and the other tax issues described above may materially and adversely impact our operating activities, effective tax rate, deferred tax assets, operating income and cash flows.
Any changes in taxation rates and regimes, such as the implementation of a Global Minimum Tax of 15% on the profits of affected multinationals in each jurisdiction in which they operate as part of the
OECD’s Pillar II rules, may require an increased proportion of our profit to be paid in taxation or may cause our activities to become less profitable or unprofitable through the imposition of higher transaction taxes or indirect taxes on us or our clients. If we are subject to challenge from tax authorities on these or other matters, we may have to make significant tax payments in the future. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.
We may incur significant tax risks and inherit significant tax liabilities in connection with our acquisitions.
We may be exposed to significant tax risks in connection with our acquisitions, including risks relating to restructuring measures that we may implement to achieve a tax-efficient structure. It may not be possible to implement such measures prior to or immediately following the acquisition, and the tax authorities may challenge such measures once they have been implemented. In addition, we may inherit significant tax liabilities in connection with an acquisition, either because we consider such tax liabilities to be commercially acceptable relative to the acquisition opportunity or because such tax liabilities were not identified as part of the due diligence process.
Any recourse available under the related acquisition agreements may not fully protect us from such risks. If these tax exposures materialize in the future, we may incur significant costs due to possible reassessments, interest on late payments or fines and penalties, which could adversely affect our business, financial condition, results of operations and prospects.
We may be exposed to transfer price risks in connection with our operating activities.
We take advantage of our international network and centralize our strategic functions. In particular, we transfer and provide goods and services among our corporate group and have adopted an
OECD compliant corporate tax transfer pricing model for the billing of intercompany services. There is a risk that tax authorities in individual countries will assess the relevant transfer prices differently from our tax transfer pricing model and address retroactive tax claims against our subsidiaries. While we consider that our transfer pricing model is fully compliant with all relevant legislation, there can be no assurance that our transfer prices will be accepted by all the relevant authorities. In the event of a material dispute of this nature, we will seek to resolve this through mutual agreement procedures. If they fail to be accepted, this could have a material adverse effect on our business, financial condition and results of operations.
We are subject to significant regulatory reporting requirements relating to transactions executed with us. Failure to comply with regulatory reporting rules could expose us to the risk of enforcement action by regulators.
We are subject to various regulatory reporting requirements including best execution, trade and transaction reporting requirements under MiFID II and trade reporting requirements under Regulation
(EU) No 648/2012 on OTC derivatives, central counterparties and trade repositories (“EMIR”) (in each case, as implemented in the United Kingdom and as amended from time to time). These reporting requirements require us to make public or report to regulators or trade repositories certain information relating to transactions carried on with us or that we have executed. Although we maintain policies and procedures intended to ensure compliance with these requirements, compliance with regulatory reporting requirements has been an area of focus by regulators, with the FCA taking enforcement action against a number of companies in this area. Failure to comply with these rules exposes us to the risk of potential enforcement action by regulators and could adversely affect our business, financial condition, results of operations and prospects.
We are subject to significant regulatory requirements when we hold client money. Failure to comply with the client money rules could expose us to the risk of litigation or enforcement action by regulators.
Our subsidiaries Marex Financial and Marex Spectron Asia Pte. Ltd. hold client money in connection with their respective clearing businesses, an area of general regulatory focus. In the United
Kingdom and the United States, this is a particular regulatory issue, and several other regulated firms have been the subject of enforcement action, including substantial fines, for failure to comply with the client money rules. We may be subject to similar enforcement action in the future if we fail to comply with relevant client money requirements.
The nature and complexity of the rules relating to the handling of client money means that compliance failings have occurred in the past and may occur in the future, inadvertently or in situations in which clients do not suffer, or are not materially at risk of suffering, a loss. Any material failure to comply with relevant rules exposes us to various risks, including potential action by regulators and clients, financial loss and adverse impacts on our reputation and relationships with clients.
Marex Financial and Marex Spectron Asia Pte. Ltd. also hold client money in segregated client accounts with banks and Clearing Houses in accordance with their jurisdictions’ respective client money rules, which could expose us to the risk of failings by those entities and could cause us to experience a material loss if we are responsible for losses to clients or Marex Financial or Marex Spectron Asia Pte.
Ltd. has not abided by its obligations. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.
Sustainability and environmental, social and governance factors are key focus areas for politicians, policy makers, regulators, investors, activists and consumers worldwide. If we fail to keep pace with the growing and diverging body of legislative and regulatory reform in this area and regulator and client expectations, our business may be adversely affected.
There has been complex scrutiny and evolving expectations, including by governmental and non-
governmental organizations, consumer advocacy groups, third-party interest groups, investors, consumers, employees and other stakeholders, on environmental, social and governance (“ESG”)
practices, commitments, performance and disclosures. New ESG-related laws and regulations on disclosure requirements, governance and risk management, benchmarks and the prudential framework have been introduced or enacted in jurisdictions where we operate. Adoption of proposed laws and regulations, or significant expansion of enacted laws and regulations in the future, could introduce new requirements or otherwise materially impact our business and operations.
For example, on March 6, 2024, the SEC finalized rules on climate-related disclosures, including with regards to greenhouse gas (“GHG”) emissions and certain climate-related financial statement metrics. We are continuing to assess the scope and impact of these rules given the subsequent legal challenges against the rules and the expectation that the new U.S. Federal Administration will not enforce the rules. These rules are the subject of court challenge and in the event the current US federal administration goes forward with them, we could incur various costs. Such reporting requirements, or any similar requirements, may be complex, and we may incur substantial compliance costs. Further, in
October 2023, the State of California adopted new climate-related laws, two of which are being challenged in the federal courts, that will require in-scope entities to disclose their GHG emissions, provide a climate-related financial risk report, as well as, for entities that market, sell, purchase or use voluntary carbon offsets and/or make certain claims regarding the reduction of GHG emissions within

California or otherwise operate within California, publish information about the offsets and/or reduction claims annually on their website. Similar GHG emissions disclosure laws have been proposed in
Colorado, New York, New Jersey and Illinois. We continue to assess the scope and impact of the adopted and proposed U.S. federal and state rules, as well as their subsequent legal and political challenges.
Such reporting requirements, and any similar or future requirements, may be complex and we may incur substantial compliance costs.
The European Union’s Corporate Sustainability Reporting Directive (“CSRD”), the International
Sustainability Standards Board (“ISSB”) and the sustainability and climate disclosure standards, the
California climate-related laws and the final SEC climate-related rules, to the extent the two California laws and the SEC rules survive legal challenges, will each require or otherwise result in significant new sustainability disclosures from various in-scope entities, which we expect will impact us directly and indirectly and result in increased costs and potentially impact our business or reputation to the extent our disclosures are deemed inadequate or false and misleading. In addition, in June 2023, the ISSB, an entity founded by the IFRS Foundation, finalized its first two IFRS Sustainability Disclosure Standards covering sustainability-related financial information and climate-related disclosures. Various countries have indicated their intent to incorporate, account for or otherwise adopt these ISSB standards as law, including the United Kingdom, Canada, Hong Kong, Singapore, Nigeria, Japan, New Zealand and
Australia. In January 2023, the CSRD took effect. This directive, as implemented by E.U. Member State legislation, will result in various sustainability disclosures being provided by various entities, including us and our clients, on a phased basis. On July 25, 2024, the Corporate Sustainability Due Diligence Directive
(“CSDDD”) entered into force. The new rules aim to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. However, on November 8, 2024, the European Commission indicated that the CSRD, the CSDDD and a related E.U. Taxonomy Regulation will be consolidated into an “omnibus simplification package”. On February 26, 2025, the European
Commission published its first omnibus package. This first omnibus package regarding sustainability contains a set of legislative proposals designed to reduce administrative burdens by amending a range of existing EU sustainability frameworks, including proposals to amend the CSRD, CSDDD and the
E.U.Taxonomy. The omnibus proposals include:
•a proposed Directive to postpone (or “stop-the-clock”) in relation to: (i) CSRD reporting requirements for certain companies; and (ii) the transposition deadline and the initial application of
CSDDD (the “Stop the Clock Directive”);
•a more detailed proposal containing amendments to the CSRD and CSDDD (the “Detailed
Directive”); and
•proposals to amend the Taxonomy Disclosures Delegated Act and the Taxonomy Climate and
Environmental Delegated Acts.
The European Commission also intends to revise and simplify the European Sustainability
Reporting Standards (so-called level 2 changes). The legislative level 1 changes (i.e., the Stop the Clock
Directive and the Detailed Directive), proposed as part of the omnibus will now undergo the ordinary legislative process in the EU Parliament and Council. Both institutions can suggest amendments, which would result in potential trialogue negotiations with the Commission. Once an agreement is reached, the final texts need to be adopted by both Parliament and Council.
Following adoption, the amendments are published in the Official Journal of the European Union.
For the amendments to Directives, such as CSRD and CSDDD, Member States will also need to transpose the amendments into their national laws to become effective.
If adopted, the omnibus amendments will reshape E.U.sustainability landscape by targeting only the largest companies and alleviating smaller companies from compliance burdens. Implementation will not be immediate, as the level 1 legislative process typically lasts several months and further details regarding level 2 changes will require additional legal instruments.
As a result there remains significant uncertainty as to the potential impact of the CSRD, CSDDD and E.U. Taxonomy on us and our clients.
The E.U. sustainability frameworks, the ISSB’s sustainability and climate disclosure standards, the California climate-related laws and the final SEC climate-related rules, to the extent the two California laws and the SEC rules survive legal challenges, will each require or otherwise result in significant new sustainability disclosures from various in-scope entities, which we expect will impact us directly and indirectly and result in increased costs and potentially impact our business or reputation to the extent our disclosures are deemed inadequate or false and misleading.
We may also be impacted by a series of other ongoing legislative initiatives at the E.U. and U.K.
level. In the UK, we may be impacted by the continued expansion of the Task Force on Climate-Related
Disclosures (“TCFD”) regime, the UK Green Taxonomy proposals and the UK’s Sustainability Disclosure
Requirements (“UK SDR”). In the first half of 2025,HM Treasury is expected to consult on the UK SRS that could come into effect as early as 2026. The UK SDR regime outlines four sustainability product labels that can be applied to investment vehicles manufactured by UK managers of retail funds, along with product- and entity-level disclosures. The regime is accompanied by an anti-greenwashing rule, which is applicable to all regulated firms. The phased implementation will continue throughout 2025, including the potential extension to portfolio managers and overseas funds (subject to consultation).
Meanwhile, in the EU, the European Commission continues to consider potential reforms to the
Sustainable Finance Disclosure Regulation (“SFDR”). New ESG requirements could also materially affect the business and financial condition of our clients and the way they conduct their business, which could indirectly affect us.
A lack of harmonization globally and within jurisdictions in relation to ESG legal and regulatory reform could lead to a risk of fragmentation in group-level priorities as a result of the different pace of sustainability transition across global jurisdictions. This may create conflicts across our global business, which could risk inhibiting our future implementation of, and compliance with, rapidly developing ESG standards and requirements. Failure to keep pace with the sustainability transition could impact our competitiveness in the market and damage our reputation, resulting in a material impact on our business.
In addition, failure to comply with applicable legal and regulatory changes in relation to ESG matters may attract increased regulatory scrutiny of our business and could result in penalties, fines and/or other sanctions being levied against us as well as lawsuits or other proceedings.
Sustainability-related practices differ by region, industry and issue and are evolving accordingly.
Our sustainability-related practices or assessment of such practices may change over time. Similarly, new sustainability requirements imposed by jurisdictions in which we do business may result in additional compliance costs, disclosure obligations or other implications or restrictions on our business and/or operations.
Our business, in particular, the type of products we trade, and our client base could exacerbate the effect of new ESG rules. Legislative and regulatory reform could also cause us to change our business or operations, limit opportunities for further expansion, affect our competitive position, cause us to incur significant compliance and risk management costs and lead to a decline in the demand for our services. If our ESG-related data, processes and reporting are incomplete or inaccurate, it could lead to private, regulatory or administrative challenges or proceedings, including with respect to our disclosure controls and procedures, as well as adverse publicity, any of which could damage our reputation and business.
Further, we purchase carbon offsets to help balance our carbon and energy footprints and have incorporated carbon offsets into our renewable product offering. If the cost of carbon offsets were to materially increase or we were required to purchase a significant number of additional offsets, our cost to obtain these offsets could increase materially, which could impact our ability to meet our environmental sustainability objectives or our financial performance. Additionally, we could experience in the future claims or complaints related to our purchase of such offsets or the verification of the carbon offset programs from which we purchase, as they relate to our statements regarding carbon neutrality and net-
zero goals.
Additionally, organizations that provide information to investors and financial institutions on ESG performance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. In addition, many investors have created their own proprietary ratings that inform their investment and voting decisions. Unfavorable ratings or assessment of our ESG practices, including our compliance with certain disclosure standards and frameworks, as well as omission of our stock into ESG-
oriented investment funds, may lead to negative investor sentiment toward us and the diversion of investment to other companies, which could have a negative impact on our stock price and our access to and cost of capital.
We have communicated, and may in the future communicate, certain additional ESG-or climate-
related initiatives and goals to our stakeholders. These initiatives and goals could be difficult and expensive to quantify and implement. In addition, such initiatives and goals are subject to risks and uncertainties, many of which may not be foreseeable or may be beyond our control. We may be criticized for the scope or nature of such initiatives or goals, for any revisions to such initiatives or goals, for failing, or being perceived to have failed, to achieve such initiatives or goals, or for establishing ESG-related initiatives and goals at all. Further, the disclosure standards or frameworks we choose to align with, or are or will be required to align with, may differ in certain aspects evolve over time, which may result in a lack of consistent or meaningful comparative data from period to period and/or significant revisions to our goals or reported progress in achieving such goals and aspirations.
Our competitors could have more robust ESG goals and commitments or be more successful at implementing and/or disclosing their ESG matters, goals and commitments, which could cause us to lose clients and adversely affect our reputation. Our competitors could also decide not to establish ESG goals and commitments at a scope or scale that is comparable to our ESG goals and commitments or may not be required to comply with as stringent ESG requirements as we are, which could cause our operating costs to be relatively higher. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.
If we become a regulated benchmark administrator, we would be exposed to additional requirements and regulatory risk.
The E.U. Benchmarks Regulation and the on-shored U.K. Benchmarks Regulation impose onerous requirements on administrators of in-scope benchmarks. We do not currently administer benchmarks; however, changes to our business, particularly in relation to the Financial Products division of our Hedging and Investment Solutions division, could cause us to become a benchmark administrator.
If we are required to become a benchmark administrator to carry on our business, we may need to incur significant time and costs to comply with the additional requirements. If we inadvertently act as a benchmark administrator without appropriate authorization, we would be exposed to the risk of regulatory action. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects. Further, proposals for significant legislative changes to the scope of the E.U. Benchmarks Regulation are currently being considered, and a review of the U.K.
Benchmarks Regulation is also due to take place in the coming years. The impact of any  such resulting changes to the E.U. and U.K. regimes on our business remains unknown.
Implementation of and/or changes to the Basel framework, which may affect regulatory capital requirements and liquidity, may impact the treatment of our securities.

The Basel Committee on Banking Supervision (“BCBS”) has approved a series of significant changes to the Basel framework for prudential regulation (such changes being referred to by the BCBS as
Basel III, and referred to, colloquially, as Basel III in respect of reforms finalized prior to December 7, 2017 and Basel IV in respect of reforms finalized on or following that date). The Basel III/IV reforms, which include revisions to the credit risk framework in general, may result in increased regulatory capital and/or other prudential requirements in respect of certain positions held. The BCBS continues to work on new policy initiatives. National implementation of the Basel III/IV reforms may vary those reforms and/or their timing. Investors in our securities are responsible for analyzing their own regulatory position and prudential regulation treatment applicable to our securities and should consult their own advisers in this respect.
Any actual or perceived failure to comply with laws, regulations and other requirements relating to data privacy, security, the processing of Personal Information and cross-border data transfer restrictions could adversely affect our business, including through increased costs, legal claims, fines or reputational damage.
As part of our operations we receive, store, handle, transmit, use and otherwise process confidential information, sensitive information, and information that relates to individuals and/or constitutes “personal data”, “personal information”, “personally identifiable information”, or other such terms under applicable data privacy laws (“Personal Information”). We also depend on a number of third party vendors in relation to the operation of our business, a number of which process data, including
Personal Information, on our behalf. We and our vendors are subject to a variety of data processing, protection and privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the handling of Personal Information, and those that are specific to certain industries, sectors, contexts, or locations and which may include those as enacted, implemented and amended in the United States, the European Union (and its member states), the United Kingdom and other applicable jurisdictions (regardless of where we have establishments) (“Privacy Requirements”).
These Privacy Requirements, and their application and interpretation are constantly evolving and developing and may require us to incur significant costs, implement new processes, or change our handling of Personal Information and business operations. Our failure to maintain the confidentiality of information or comply with the Privacy Requirements could impact our ability to trade effectively and could result in significant financial losses, litigation by our clients or other counterparties and regulatory sanctions as well as adverse reputational effects.
For example, we are subject to the E.U. General Data Protection Regulation (EU) 2016/679 (the
“E.U. GDPR”) and to the United Kingdom General Data Protection Regulation and U.K. Data Protection
Act 2018  (collectively, the “U.K. GDPR”) (the E.U. GDPR and U.K. GDPR collectively referred to as the
“GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to the processing, protection and privacy of Personal Information, including a principle of accountability and the obligation to demonstrate compliance such as through records of processing, policies, procedures, training and audits as well as obligations in relation to international transfers of Personal Information and allowing such individuals to exercise certain prescribed rights.
In relation to cross-border transfers of Personal Information, case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate Personal Information transfer mechanism) alone may not necessarily be sufficient in all circumstances on its own and transfers must be assessed on a case-by-case basis. We expect the existing legal complexity and uncertainty regarding international Personal Information transfers to continue. In particular, we expect the European
Commission approval of the current EU-US Data Privacy Framework for data transfers to certified entities in the United States to be challenged and  that international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to international transfers of Personal
Information continue to develop, we could suffer additional costs, complaints and/or regulatory investigations, sanctions and/or fines, we may have to stop using certain tools and vendors and make other operational changes, we may have to or elect to implement revised international Personal
Information transfer mechanisms for intragroup, client and vendor arrangements within required time frames and/or such developments could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.
Failure to comply with the GDPR could result in penalties for non-compliance. Since we are subject to the supervision of relevant data protection authorities under both the E.U. GDPR and the U.K.
GDPR, we could be fined under each regime independently in respect of the same breach. Penalties for breaches (in the worst case) are up to the greater of €20 million / £17.5 million (as applicable) or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions).
We are also subject to current and evolving E.U. and U.K. laws in relation to the use of cookies and other tracking technologies and e-marketing practices. In the EU and UK, informed consent is required for the placement of certain cookies on an individual’s device and for direct electronic marketing.
Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. Recent European court and regulator decisions are driving increased attention to cookies and other tracking technologies. If the trend of increasing enforcement by regulators including in relation to the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions, continues, this could lead to additional costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities.
In light of the complex and evolving nature of E.U., E.U. member state and U.K. laws in relation to cookies and other tracking technologies as well as e-marketing, there can be no assurances that we will be successful in our efforts to comply with such laws and violations of such laws could result in regulatory investigations, fines, orders to cease or change our use of such technologies, as well as civil claims including class actions, and reputational damage.
In the United States, there are numerous federal, state and local regulations on privacy, data protection and cybersecurity that govern the processing of Personal Information and other information.
The scope of these laws and regulations is expanding and evolving and may be subject to differing interpretations. For example, we are considered a “financial institution” under the federal Gramm-Leach
Bliley Act (the “GLBA”). The GLBA regulates, among other things, the use of certain information about individuals (“non-public personal information”) in the context of the provision of financial services, including by banks and other financial institutions. The GLBA includes both a “Privacy Rule,” which imposes obligations on financial institutions relating to the use or disclosure of non-public personal information, and a “Safeguards Rule,” which imposes obligations on financial institutions and, indirectly, their service providers to implement and maintain physical, administrative and technological measures to protect the security of non-public personal information. Any failure to comply with the GLBA could result in substantial financial penalties.
In addition, many states have adopted new or modified privacy and security laws and regulations that may apply to our business. For example, the California Consumer Privacy Act (“CCPA”) went into effect in 2020 and imposes obligations on certain businesses that process Personal Information of
California residents. Among other things, the CCPA: requires disclosures to such residents about the data collection, use and disclosure practices of covered businesses; provides such individuals expanded rights to access, delete, and correct their Personal Information, and opt-out of certain sales or disclosures of
Personal Information; and provides such individuals with a private right of action and statutory damages for certain data breaches. The enactment of the CCPA prompted a wave of similar legislative developments in other states in the United States, creating a patchwork of overlapping, but not identical, state laws. Many other states have enacted comprehensive state privacy laws, or are currently reviewing or proposing the need for greater regulation related to the collection, sharing, use and other processing of
Personal Information, and there remains increased interest at the federal level as well.
We cannot predict how future Privacy Requirements, or future interpretations of current Privacy
Requirements,  will affect our business or our clients, and the cost of compliance. Changes in these
Privacy Requirements across different jurisdictions could impact our ability to deploy our services in multiple locations. Any failure or perceived failure to comply with the Privacy Requirements could expose us to legal proceedings, material monetary damages, fines and penalties and could result in reputational damage, loss of clients, or higher operating costs, which may materially adversely affect our business, financial condition, results of operations and prospects.
Our inability to maintain, protect and enforce our intellectual property rights could harm our competitive position and our business.
Our success is dependent, in part, upon protecting our intellectual property rights, including those in our brands and our proprietary know-how and technology. We rely on a combination of trademark, trade secret, copyright and other intellectual property laws as well as contractual arrangements to establish and protect our intellectual property rights. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether the measures that we have taken will be adequate to prevent infringement, misappropriation, dilution or other violations of our intellectual property rights, or that we will be able to successfully enforce our rights. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could result in an adverse effect on our business, financial condition and results of operations.
We rely on our trademarks and trade names to distinguish our services from the services of our competitors, and have registered or applied to register our key trademarks. We cannot be sure that our existing trademarks will be maintained or new applications will be approved. In addition, effective trademark protection may be unavailable or limited for some of our trademarks in some foreign countries in which we operate. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our services, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot be sure that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.
While software and other of our proprietary works may be protected under copyright law, we have not registered any copyrights in these works, and instead, we primarily rely on protecting our software as a trade secret and through contractual protections. In order to bring a copyright infringement lawsuit in the
United States, the copyright must first be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited to those available in connection with trade secret misappropriation and breach of contract actions.
Although we attempt to protect certain of our proprietary technologies by entering into confidentiality agreements with our employees, consultants, and others who have access to such technologies and information, these agreements may be breached, and we cannot guarantee that we will have sufficient remedies in the event of the agreements are breached. Furthermore, trade secret laws do no not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. Accordingly, despite our efforts to maintain these technologies as trade secrets, we cannot guarantee that others will not independently develop technologies with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors.
Policing unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. Third parties may knowingly or unknowingly infringe upon or otherwise violate our proprietary rights. We may be required to spend significant resources to monitor and enforce our intellectual property rights. Any litigation could be expensive to resolve, be time consuming and divert management’s attention, and may not ultimately be resolved in our favor. Furthermore, if we bring a claim to enforce our intellectual property rights against an alleged infringer, the alleged infringer may bring counterclaims challenging the validity, enforceability or scope of our intellectual property rights, and if any such counterclaims are successful, we could lose valuable intellectual property rights. Any of these events could seriously harm our business.
If third parties claim that we infringe upon or otherwise violate their intellectual property rights, our operations could be adversely affected.
We may become subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of others. Even if we believe these claims are without merit, any claim of infringement, misappropriation or other violation could cause us to incur substantial costs defending against the claim, and could distract management and other personnel from other business. Any successful claim of infringement, misappropriation, or other violation of intellectual property against us could require us to pay substantial monetary damages or seek licenses of intellectual property from third parties or could prevent us from using certain intellectual property, including trademarks, which could result in us having to rebrand our services. Any licensing or royalty agreements, if required may not be available on commercially reasonable terms or at all. Any of the foregoing could have a negative impact on our business, financial condition and results of operations.
Risks Relating to Ownership of Our Ordinary Shares
The price of our ordinary shares may be volatile, and you may lose all or part of your investment.
The market price of our ordinary shares could be highly volatile and may fluctuate substantially due to many factors, including those described elsewhere in this Annual Report, as well as the following:
•actual or anticipated fluctuations in our revenue, financial condition and results of operations;
•variance in our financial performance from the expectations of securities analysts;
•announcements by us or our direct or indirect competitors of significant business developments, acquisitions or expansion plans;
•changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;
•our involvement in litigation or regulatory actions;
•sales of our ordinary shares by us or our shareholders;
•commodity market activity or pricing levels;
•changes in key personnel;
•the trading volume of our ordinary shares;
•publication of research reports or news stories about us, our acquired companies, our competition or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts; and
•general macroeconomic conditions and interest rate levels.
As a result, volatility in the market price of our ordinary shares (including periods of market illiquidity) may prevent investors from being able to sell their ordinary shares at or above the IPO price or at all. These broad market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our ordinary shares is low.
In addition, stock markets have at times experienced extreme price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.
The market price of our ordinary shares could be negatively affected by future issuances and sales of our ordinary shares.
Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. The ordinary shares issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except for those that are subject to the lock-up arrangements as described in our final prospectus filed with the SEC on October 31, 2024 pursuant to
Rule 424(b)(4) and for any of our ordinary shares that may be held or acquired by our executive officers, directors and other affiliates, as that term is defined in the Securities Act, which will be controlled under the Securities Act.
In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares.
Our largest shareholders have significant influence over us.
Our largest shareholders, Amphitryon Limited, MASP Investor LP and Ocean Ring Jersey Co
Limited (see Item 7. “Major Shareholders and Related Party Transactions – Major Shareholders”), hold, as of March 3, 2025, 20.44%, 14.35% and 13.44%, respectively, of our outstanding ordinary shares. As a result, our largest shareholders exercise significant influence over certain corporate matters, including director nomination rights and a consent right held by Amphitryon Limited, JRJ Investor 1 LP and MASP
Investor LP pursuant to the terms of our Shareholders’ Agreement. See Item 7.“Major Shareholders and
Related Party Transactions – Related Party Transactions” for more information.
Additionally, this concentration of share ownership may also adversely affect the trading price of our ordinary shares, to the extent investors perceive disadvantages in owning ordinary shares in a company with significant shareholders.
Our ability to pay dividends in the future depends, among other things, on our financial performance and capital requirements.
There can be no guarantee that our performance will be repeated in the future, particularly given the competitive nature of the industry in which we operate. If our sales, profit and cash flow significantly underperform market expectations, then our capacity to pay a dividend will suffer. Any decision to declare and pay dividends will be made at the discretion of our board of directors (our “Board”) and will depend on, among other things, applicable law, regulation, restrictions on the payment of dividends in our financing arrangements, our financial position, our distributable reserves, regulatory capital requirements, working capital requirements, finance costs, general economic conditions and other factors that our Board deems significant from time to time.
We are a foreign private issuer, and, as a result, we are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status.
Because we qualify as a foreign private issuer, we are exempt from certain provisions of the Exchange
Act that are applicable to U.S. domestic public companies, including:

•the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events; and
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-
Q containing unaudited financial and other specified information.
In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S.
domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation
FD, which prohibits selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii)
a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status.
If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and more than 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain Nasdaq corporate governance rules. As a
U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S.
GAAP in the future.
As we are a foreign private issuer, we are permitted to, and we intend to, rely on exemptions from certain Nasdaq corporate governance requirements, and therefore, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this foreign private issuer exemption with respect to the following: (i) the quorum requirements applicable to the meetings of shareholders, (ii) shareholder approval requirements for issuances of securities in connection with stock option or purchase plans that are established or materially amended or other equity compensation arrangement that is made or materially amended, (iii) the shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer, (iv) the requirement to have a remuneration committee composed entirely of independent directors who satisfy the additional independence requirements specific to remuneration committee membership and (v) the requirement that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors.
We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.
We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
Prior to the completion of our IPO, we were a private company. As a private company, we were not required to have designed or maintained an effective control environment such as that of a public company under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act of 2022 (the
“Sarbanes-Oxley Act”), in connection with the audit of our financial statements for the fiscal years ended
December 31, 2024, 2023 and  2022, we have self-identified material weaknesses in our internal control over financial reporting.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses for the fiscal years ended December 31, 2024, 2023 and 2022 relate to: (i) the lack of maintaining a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements, (ii) the lack of designing and maintaining an effective risk assessment process, which led to improperly designed controls, (iii) the lack of maintaining appropriate control activities to support the review of account reconciliations and balance sheet substantiation, the appropriate segregation of duties over manual journal entries and rights over access administrative controls and (iv) the failure to document, thoroughly communicate and monitor control processes and relevant accounting policies and procedures.
To address the material weaknesses identified above, we have developed a remediation plan in
2024 and are continuing to implement these remediation efforts. The remediation plan includes the following activities: (i) the strengthening of our financial reporting and accounting teams, including through hiring additional experienced technical personnel, and an on-going assessment of how these teams’
capabilities can be further enhanced as needs are identified; (ii)the engagement of external experts to support the design of our risk assessment processes and control framework in line with the Committee of
Sponsoring Organisations of the Treadway Commission (otherwise known as “COSO”) framework, including a continued evaluation of the design and operational effectiveness of internal controls; (iii) the implementation of tools to support the allocation and tracking of completion and review over balance sheet account reconciliations, establishment of  system-enforced segregation of duties for posting and approval of manual journals and improved controls over access administration (particularly over key internal systems); and (iv) engagement with external experts to enhance documentation around control processes and the establishment of effective communication channels to monitor and report information on such control processes (which was commenced during Q3 2024).
The activities that we are taking as part of our remediation plan are subject to on-going review by our executive management team and oversight by our Audit and Compliance Committee. However, we cannot assure you that these measures will improve or remediate the material weaknesses described above. Although we have made progress towards their remediation, we have not yet fully completed our remediation plan and these remediation efforts will require validation and testing of the design and operating effectiveness of internal control over financial reporting over a sustained period of financial reporting. As a result, the timing of when we will be able to remediate the material weaknesses is uncertain, and we may not remediate these material weaknesses during the year ending December 31,
2025 or any subsequent periods thereafter.
If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting and the price of our securities may be adversely affected, and we may be unable to maintain compliance with the applicable stock exchange listing requirements. Implementing any appropriate changes to our internal control over financial reporting may divert the attention of our management and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business.
We are subject to Section 404, which requires that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F. If we identify any additional material weaknesses in our internal control over financial reporting in the future, or if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could result in the restatement of our financial statements and cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.
            English law provides that, subject to certain exceptions (including the allotment, or the grant of rights to subscribe for or convert any security into shares, in pursuance of an employees’ share scheme), a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting. In connection with and immediately prior to the consummation of our IPO, our shareholders approved an ordinary resolution to authorize our
Board to allot equity securities up to an aggregate nominal value of $37,337.19, representing approximately one-third of our issued share capital immediately following completion of our IPO. Our shareholders approved this authority to be effective until the end of our next annual general meeting or, if earlier, on the date that is 15 months from the date of such resolutions, being July 15, 2025. This authorization will need to be renewed, or a new authorization approved, by our shareholders prior to or upon its expiration.
English law also generally provides shareholders with preemptive rights when new shares are issued for cash, except that such rights do not apply to the allotment of equity securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75%
of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In connection with and immediately prior to the consummation of our IPO, our shareholders approved a special resolution to disapply preemptive rights for the allotment of equity securities up to an aggregate nominal value of $11,201.16, representing approximately 10% of our issued share capital immediately following completion of our IPO. Our shareholders approved this disapplication to be effective until the end of our next annual general meeting or, if earlier, on the date that is 15 months from the date of such resolutions, being July 15, 2025. This disapplication will need to be renewed, or a new disapplication of preemptive rights approved, by our shareholders prior to or upon its expiration.
English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years.
United States Holders of our ordinary shares may suffer adverse consequences if we are treated as a passive foreign investment company.
We would be a passive foreign investment company (“PFIC”), for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is
“passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) (the “Code”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets that do or could generate passive income are categorized as passive assets. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from certain commodities and securities transactions. Special rules apply for dealers as specifically defined under the PFIC rules.
Adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements, could apply to a United
States Holder (as defined in Item 10. “Taxation – Material U.S. Federal Income Tax Considerations”) if we
are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S.
Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. See Item 10.“Taxation –Material U.S. Federal Income Tax
Considerations.”
If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10%
of the value or voting power of our shares, such person may be treated as a “United States shareholder”

with respect to each controlled foreign corporation (“CFC”) in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries are expected to be treated as
CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,”
“global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a
United States shareholder that is a U.S. corporation.
Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties, and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our
non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the above reporting and tax paying obligations. The United States Internal
Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-
controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.
It may be difficult to enforce a U.S. judgment against us or certain of our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United
States.
The majority of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Liabilities”. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.
Our amended and restated articles of association contain exclusive jurisdiction provisions, which may impact the ability of shareholders to bring actions against us in certain jurisdictions or increase the cost of bringing such actions.
Our amended and restated articles of association (“Articles of Association”) provide that the courts of England and Wales shall have the exclusive jurisdiction for resolving all actions or proceedings brought by a shareholder in its capacity as a shareholder or on our behalf against us, our directors, officers or other employees of the Company, other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act and that the U.S. District Court for the
Southern District of New York will be the exclusive jurisdiction for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act. In addition, our Articles of Association provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.
These choice of jurisdiction provisions may limit a shareholder’s ability to bring a claim in a forum that it considers favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive jurisdiction provisions (including exclusive federal jurisdiction provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive jurisdiction provisions in our Articles of Association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, which permits investors to bring actions to enforce a duty or liability under the Securities Act in any state or federal court of competent jurisdiction. If a court were to find either choice of forum provision contained in our Articles of
Association to be inapplicable or unenforceable in an action for any reason, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. The courts of England and Wales and the U.S. District Court for the
Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgments may be more or less favorable to us than our shareholders.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under the laws of England and Wales. The rights of holders of ordinary shares are governed by English law, including the provisions of the U.K. Companies Act 2006 (the
“Companies Act”) and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. For example, the Delaware General Corporation Law relating to shareholders’ rights and protections. The principal differences include the following:
•Under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash.
•Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;
•Under English law, certain matters require the approval of not less than 75% of the shareholders who vote (in person or by proxy (or, if a corporation, by duly authorized representative)) on the relevant resolution (or on a poll of shareholders, by shareholders representing not less than 75%
of the ordinary shares voting (in person or by proxy (or, if a corporation, by duly authorized representative))), including amendments to our Articles of Association. This may make it more difficult for us to complete corporate actions deemed advisable by our Board. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;
•In the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares. If acceptances are not received for 90% or more of the ordinary shares to which the offer relates, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of us. Accordingly, acceptances of
90% of our outstanding ordinary shares would likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority in number of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting and representing 75% in value of the ordinary shares voting at the meeting for approval;

•Under English law and our Articles of Association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and
•Under our Articles of Association, the quorum requirement for a shareholder meeting is a minimum of two shareholders present in person or by proxy (or, if a corporation, by representative). Under U.S. law, a majority of the shares eligible to vote must generally be present
(in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.
General Risk Factors
If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.
The trading market for our ordinary shares relies in part on the research and reports that securities analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are  often different from our estimates or expectations. We do not have any control over these analysts. If our revenue or our other results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
We incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the
Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities laws and regulations.
The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming and costly. Being a public company and being subject to such rules and regulations also makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.
We may seek additional capital through a combination of public and private equity offerings, debt financings and strategic partnerships and alliances. For example, we filed the Senior Notes Registration
Statement with the SEC to offer, on a continuous basis, up to $700 million in aggregate principal amount, or the equivalent thereof in any other currency, of Senior Notes and on October 30, 2024 we completed an offering under this Registration Statement and received net proceeds of $596.7m. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms of the securities may include liquidation or other preferences that may be senior to your rights as a holder of ordinary shares. Any indebtedness we incur, including through the issuance of Senior Notes, would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us and holders of our ordinary shares. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline, and holders of our ordinary shares may not agree with our financing plans or the terms of such financings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders in the United States unless we register the offer and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities, to endeavor to cause such a registration statement to be declared effective or to establish an exemption from registration under the Securities Act.
Accordingly, you may be unable to participate in such a rights offerings and may experience dilution in your holdings.
Item 4. Information on the Company.
A.History and Development of the Company
Our legal name is Marex Group plc and our commercial name is Marex.
We were incorporated under the laws of England and Wales in November 2005.
Our principal executive office is located at 155 Bishopsgate, London, EC2M 3TQ, United
Kingdom. The telephone number at this address is +44 2076 556000.
Our agent for service of process in the United States is Marex Capital Markets Inc. located at 140
East 45th Street, 10th Floor, New York, New York 10017.
For a description of our principal capital expenditures and divestitures for the three years ended
December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and
Prospects.”
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.
Our website address is www.marex.com. Information contained on, or that can be accessed through our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes.
B.Business Overview
Our Company
Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution and hedging services across a range of our asset and product. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We consider these trends to elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.
Our History
Established in 2005, the transformation of our business has accelerated over the last several years, beginning with the majority acquisition by a group of investors advised by JRJ Ventures LLP in
2010.
Since then, we have expanded into new products and geographies through investments in new business divisions and hiring talented people, and undertaking several strategic acquisitions. In doing so, we grew our client base, deepened our relationships with clients and diversified our business. In the fourth quarter of 2022, we acquired the global clearing and agency and execution businesses of ED&F
Man Capital Markets. This acquisition significantly enhanced our geographic presence and market position in the Americas, APAC and the Middle East, increased our position in the financial securities asset class and provided a platform for further expansion. In December 2023, we acquired Cowen’s legacy prime services and outsourced trading business, which further expanded and diversified our product offering in financial securities and our U.S. client base.
On April 24, 2024, the Group’s registration statement on Form F-1 related to its initial public offering (“IPO”) was declared effective and, on April 25, 2024, the Group’s ordinary shares began trading on the Nasdaq Global Select Market under the symbol “MRX”.
Throughout our evolution, we have added and retained high quality talent, which we believe is our greatest resource and has allowed us to provide our clients with innovative products, value-added insights and high-quality service.
Our Principal Services
We provide broking and other essential specialist services to counterparties operating in the major wholesale and exchange-traded commodity markets in the United Kingdom, Europe, North America and certain markets in APAC. Our services are divided into four core businesses: Clearing, Agency and
Execution, Market Making and Hedging and Investment Solutions, from which we derived 29%, 44%,
13% and 10%, respectively, of our revenue for the year ended December 31, 2024.
Clearing
We provide clients with execution and clearing services on 60 regulated exchanges worldwide.
We offer execution and clearing services in metals (both base and precious), agricultural products
(primarily softs, which include cocoa, coffee, grains, livestock and sugar), energy and financial futures and options. Clients have access to voice, electronic and algorithm execution services for trades across all our principal markets.
Our execution and clearing teams are based in London, New York and Chicago. Our execution and clearing activities are primarily concentrated on the LME, CME and the ICE. We are a Ring Dealer
and one of nine Category 1 members on the LME, which allows us to trade LME contracts by open outcry in the ring, by telephone and electronically through LME select, to issue client contracts to clients and to clear trades on our own behalf and on behalf of our clients. We act as principal on behalf of our clients and generate revenue through commissions earned on executing and clearing trades. We also generate interest income from client cash balances that we hold. Our Clearing fee pricing is determined on a client-
by-client basis, based on factors including creditworthiness, client type and asset class (commodities, for example, have a higher commission rate on average than other asset classes, such as financial securities). We execute certain trades on behalf of other brokers on a “give-up” basis, meaning they are cleared by another exchange member.
We are required to post margins with exchanges and Clearing Houses. As a result, we require clients to provide margin deposits to cover initial and variation margins. We determine these margins based on the “position limit” for the relevant client, which represents the maximum exposure that a client can take. To facilitate on-exchange transactions, we grant margin credit facilities to selected clients for both initial and variation margins, particularly in our metals and agriculture businesses. Many clients are required to post collateral to secure credit, usually in the form of cash, cash equivalents or, on occasion, metal warrants. This collateral is posted to a separate, standalone account and cannot be used to fund trading. To help us manage potential credit risks, all client credit lines are uncommitted and can be cancelled at short notice. We also conduct daily margin calls.
In 2019, we launched Marex Clearing Services to consolidate and advance our existing clearing offerings. Marex Clearing Services caters exclusively to the wholesale market, predominantly providing services to groups of traders. Marex Clearing Services’ activities are concentrated in interest rate and stock index futures and options products traded on the ICE, the London International Financial Futures
and Options Exchange and Eurex, the European derivatives exchange. Our Neon client portal complements our Clearing capabilities with near real-time updates on transactions and exposures, which we believe allows our clients to efficiently manage their accounts and risk.
We expect to integrate our commercial and operational Clearing capabilities in Europe with the
United States. We also intend to expand our operations and exchange memberships in APAC and Latin
America.
Agency and Execution
Our Agency and Execution business provides essential liquidity and execution services to our clients, primarily through its Capital Markets and Energy divisions. We utilize market connectivity to match buyers and sellers to facilitate price discovery and to enable buyers and sellers to transact directly. We also provide execution services, where we execute transactions on a regulated exchange on behalf of our clients and then pass the transaction to the relevant counterparty or clearing house to settle and, in connection with our Prime Brokerage Services, provide trade execution custody and clearing services.
Our clients can trade with us through multiple channels, including voice, electronic and algorithmic, across all of our principal markets.
Capital Markets
Through our Capital Markets division, we offer liquidity and execution services for financial securities through 42 trading desks that cover products including foreign exchange, equities, fixed income and other offerings. The division also consolidates certain businesses that we have acquired over recent years, such as XFA, Volcap Trading Partners Ltd, the Frontier Markets business, certain desks within
MCMI, the brokerage business of OTCex and the prime brokerage and outsourced trading businesses of
Cowen, and organically developed businesses such as our Interest Rates Swaps, Cash Equity, Equity
Derivatives and Bank Facilitation desks.
In financial securities markets, we mostly operate on a matched principal basis, whereby we enter into simultaneous transactions with both a buyer and seller in such a manner that minimizes our market risk exposure under each side of the transaction, generating revenue through either a spread between buying and selling prices or commission. Certain product lines within our Capital Markets division, in respect of which we act as principal to buy or sell financial securities for our own account to increase market liquidity, contribute to our Market Making segment, as set out below.
Energy

Our Energy division is comprised of our traditional wholesale energy brokerage business and matches buyers and sellers in the OTC energy market.
We operate as an agent for our clients, leveraging our extensive knowledge of the energy sector and our relationships with clients to arrange trades in OTC energy products and add value through multi-
leg, multi-product and multi-class transactions. We cover energy asset classes in all major markets and have a leading market share in many products, which allows us to access deep liquidity for our clients.
We offer Energy services across the below principal products:
•Oil: Fuel oil financial products, light ends (such as liquefied petroleum gas and naphtha financial products), physical oil products, gasoline financial products, middle distillates financial products, crude futures, crude options, OTC crude and physical crude.
•Power and gas: Power, natural gas, liquid natural gas futures, OTC crude, physical crude, renewables and petrochemicals.
•Shipping and freight: Physical wet freight.
Our Energy division generates revenue through commissions from arranging trades and through the sale of OTC energy market data. Unlike our Clearing business, our Energy business does not require the use of credit lines.
Market Making
We provide Market Making services across major commodities markets for metals, agricultural products and energy. We also act in a market making capacity in respect financial securities and certain product lines within our Capital Markets division, including in equities and corporate bonds and interest rate swaps products and through our Frontier FX desk. As of December 31, 2024, we traded a total of more than 57 asset classes and had 134 front-office FTEs in our Market Making business. Our significant scale and broad market connectivity enable us to provide competitive prices on a principal basis in a wide variety of energy and commodity markets, which differentiates our business from many of our peers. We believe that our Market Making activities are principally concentrated on three key global exchanges: the
LME, the CME and ICE.
We act as principal on Market Making transactions by buying and selling commodities and securities on an exchange for our own account, which increases liquidity in the relevant market. We believe we incur limited market risk from taking positions during our Market Making activities, as we do not take directional positions. The clients we serve in our Market Making business are categorized as producers and refiners (such as Codelco, ZiJin, Cooxupe, Cepsa, Glencore, Gasum and ElectroRoute),
consumers (such as Wendy’s, Nestle, Nordon and Energie260), Banks (such as Goldman Sachs, BNP
Paribas and RWE), and trading firms and asset managers (such as BlackRock, Wellington Management,
Glencore and Shell Energy). We generally hold positions for a short period, typically on an intraday or overnight basis, and conservatively manage risk limits as evidenced by our relatively low average VaR of approximately $3.2 million, $2.5 million and $2.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Other key tools in place for risk mitigation include sensitivity limits, concentration limits, stress testing limits and additional non-limit control measures. Furthermore, the Market Making business is positively levered to market volatility, which causes both trading volumes to increase and bid-ask spreads we capture to widen. We believe our prudent risk management approach enables us to achieve greater consistency in our profitability. For the year ended December 31, 2024, Market Making trading was profitable 86% of days, 98% of weeks and 100% of months, for 2023, Market Making trading was profitable 88% of days, 100% of weeks and 100% of months and for 2022, Market Making trading was profitable 84% of days, 96% of weeks and 100% of months.

Hedging and Investment Solutions
Through the Hedging Solutions division of our Hedging and Investment Solutions business, we provide our clients with OTC traded hedging and customized OTC derivatives solutions. We generate revenue from our Hedging and Investment Solutions business by building a return into the pricing of the product. Our commodity hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in energy and commodity prices, as well as exchange rates, across a variety of different time horizons.
Where a client’s requirements go beyond the solutions offered by exchange listed products, our
Hedging and Investment Solutions business creates a tailored derivatives solution through customized
OTC derivatives with the objective of matching the client’s needs. The division comprises two key sub-
divisions: (i) Hedging Solutions; and (ii) Financial Products.
We intend to further build out the distribution network for our Hedging and Investment Solutions business in the United States, Brazil and APAC and explore opportunities in the environmentals market, including carbon credits. We also plan to continue to invest in our derivatives engine and client portal to further enhance our competitive advantage.
Hedging Solutions
The Hedging Solutions business provides our clients with tailored risk management solutions across a spectrum of commodity markets, including agriculture (including grains, softs, forestry and dairy), metals, energy (including biofuels) and currency markets. Clients include trading houses, producers and consumers as well as banks and distributors.
Hedging Solutions organizes tailored hedging solutions into four primary categories:
•Participation: Participation products allow clients to participate one-to-one in the underlying market, either in the underlying contract currency or in the local currency.
•Protection: Protection products allow clients to mitigate against adverse or unexpected market moves that could otherwise damage the business.
•Price Improvement: Price improvement products enable clients to achieve a better sale price compared to the market price, in exchange for less certainty in volume executed.
•Range Extraction: Range extraction products extract value from range bound markets. These can be tailored to give more appropriate risk profiles than listed alternatives.
The Hedging Solutions division offers some margin forgiveness to most clients for a pre-agreed amount of their margin call. As a result, the Hedging Solutions division assumes a degree of credit risk for its clients to the extent of such agreed amount. We also extend credit lines to select clients for variation margin payments. Given the increased risk to our business, variation margin credit is subject to additional limits, including the capping of credit offered in specific geographies. As part of our risk management strategy, OTC exposures are hedged through a combination of exchange traded derivatives and OTC trades with top-tier investment banks.
Financial Products
We launched Financial Products, our structured notes business, in 2018. The Financial Products division had 770, 362 and 222 clients in the years ended December 31, 2024, 2023, and 2022, respectively. These clients, include private banks, independent asset managers, pension funds and corporates such as Bondpartners SA, Bank J. Safra Sarasin, Julius Baer and Union Bancaire Privée. The
structured notes business provides our clients with Structured Notes and represents a way to diversify our sources of funding and to reduce the utilization of our Credit Facilities.

The structured notes business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products.
Our regulated subsidiary Marex Financial is the legal entity through which we conduct the structured notes business and Marex Group plc and Marex Financial are both issuers under our Structured Notes
Program. Marex Financial is rated BBB by S&P, and Marex is rated BBB– (outlook stable) by S&P and
BBB by Fitch.
We organize our investment solutions into four primary categories:
•Participation: Clients invest in a single security that provides access to the performance of a selected underlying asset or assets, which can be actively managed by the client over time.
•Capital Protected: Low risk solutions that provide investors with their principal investment back plus the growth of a chosen underlying asset at maturity.
•Yield Enhancement: In a low interest environment, clients receive a relatively large coupon if the market remains flat or rallies but risk some capital if the market falls beyond a certain level.
•Leverage: Investors receive full participation in the upside and downside of the chosen underlying asset without providing the full cash value of the underlying asset.
We offer a diverse portfolio of Structured Notes, including auto-callable, fixed, stability and credit-
linked notes, with varied terms across numerous asset classes. Marex Group plc and Marex Financial act as the “manufacturers” of the Structured Notes. The notes are distributed to investors through a network of distributors. The Structured Notes are settled through the Clearstream clearing system to investors who purchase and hold the structured notes through their custodian bank. Some of the Structured Notes issued by Marex Financial are listed on the Vienna MTF, a multilateral trading facility operated by the
Vienna Stock Exchange.
In addition, we provide liquidity in the secondary market for our Structured Notes. As part of our risk management strategy, the Structured Notes are hedged through a combination of exchange traded derivatives and OTC trades with top-tier investment banks. Marex Financial also operates an alternative structured notes program, the Tier 2 Program, which, due to the long-dated term of the structured notes issued thereunder, enables the Tier 2 Notes to qualify as Tier 2 capital for the purposes of our regulatory capital requirements.
Information Technology
We have developed and continue to develop client-centric proprietary technology, which we believe enables us to deliver innovative solutions to our clients and create a scalable operating environment across our business and enables the efficient integration of our acquired businesses. We deploy numerous computer and communications systems and networks to operate our broking business, including front-end broking platforms available to clients and brokers to disseminate information, provide analytics and collect and manage orders, alongside our back-office infrastructure.
Our operating platforms are supported by third-party platforms, including modern cloud-based solution providers. These third-party providers help us to ensure that our technology is reliable, scalable and provide a seamless client experience. Cloud services help us accelerate our product development by ensuring that we can leverage existing technology and that we can bolt on additional services where applicable. This enables us to focus our development efforts on the platforms that differentiate our offerings and reduce our time-to-market.
At the core of our technology offering are Neon and Agile, our proprietary front-end broking platforms.

Neon
We launched Neon, our trading, risk and data platform, in 2020. Neon provides traders with direct access to global commodity and financial exchanges, enables clients to manage their risk, including through the application of risk management methodologies, and provides access to market data. Neon can be accessed by multiple channels including via desktop and mobile. The number of Neon users was approximately 22,000, 16,000, 10,000, 8,000, 2,000 and 1,000 for the years ended December 31, 2024,
2023, 2022, 2021, 2020 and 2019, respectively. We calculate the number of users based on the number of subscribers that accessed the platform during each respective year.
Neon’s applications are summarized below:
•Neon Insights: Research, commentary and insights across energy, metals, agricultural and financial markets.
•Neon Energy: Fully customizable, real-time view of our highly liquid energy markets.
•Neon Metals: Access to our liquidity in base metals, from adjusting 3M positions to trading spreads.
•Neon Crude: Real-time crude trading platform, allowing users to view and trade bids for the
Canadian crude market.
•Neon Trader: Real-time exchange trading with access to multiple global futures and options markets.
•Neon Risk: Comprehensive post trade risk management, allowing users to manage risk effectively with real-time P&L at instrument, account, trading group or firm level.
Agile
Agile is our full-service commodity broking platform that allows clients to manage their OTC hedging portfolio electronically. Our Agile platform aims to provide clients with full transparency and control through the hedging life cycle. Through Agile, clients can explore new trade ideas in real time, monitor and analyze their hedging portfolio and access up-to-date market data and pricing information.
Our Principal Markets
EMEA
We are headquartered in London, with offices in Paris, Versailles, Dublin, Milan, Bruchköbel,
Amsterdam, Rotterdam, Lisbon, Madrid, Belfast, Geneva, the DIFC and Tel Aviv.
Americas
We have offices in New York, Chicago, Houston, Stamford, Miami, San Francisco, Des Moines, Clark,
Saint Louis Park, Red Bank, Richmond, Schaumburg, Calgary, Montreal and São Paulo. Our North
American energy business is based in our Houston office, our agricultural business is based in Chicago and our New York office focuses on our financial products.
APAC
We have offices in Hong Kong, Singapore, Sydney, Melbourne, Brisbane and Auckland. In
addition to clients served by our Asia desks, our European and North American offices have a growing base of clients located in Asia that are principally served by our London and New York desks.
Seasonality

See Item 5. Operating and Financial Review and Prospectus.
Regulation
As a global financial services platform, we have the following regulated financial services companies.
Regulated Entities in the U.K.
The below is a list of all of our entities that are regulated in the United Kingdom (the “U.K.
Regulated Entities”):
•Marex Financial, which is regulated in the United Kingdom by the FCA, in Italy by the
Consob, in Dubai by the SCA and in Australia by the ASIC;
•Marex Spectron International Limited (“MSIL”), which is regulated in the United Kingdom by the FCA and by the Alberta Securities Commission in Canada;
•MCMI, which is regulated by the FCA;
•Marex Prime Services Limited, which is regulated by the FCA; and
•HPC Investment Services Limited, which is regulated by the FCA.
Regulated Entities in the U.S.
The below is a list of all of our entities that are regulated in the United States (the “U.S. Regulated
Entities”):
•MCMI, which is regulated as an FCM by the CFTC, and is a member of and regulated by the
NFA. MCMI is also regulated by the CME (its designated SRO), and as a broker-dealer by the
SEC and FINRA;
•MSIL, which is regulated as an introducing broker (“IB”) by the CFTC and is a member of and regulated by the NFA;
•Marex MENA Limited (“MML”), which is regulated as an IB by the CFTC and is a member of and regulated by the NFA;
•XFA, which is regulated as a broker-dealer by the SEC, as an IB by the CFTC, is a member of and regulated by the NFA and the Chicago Board Options Exchange (“CBOE”) (in respect of the CBOE, as its designated SRO); and
•Marex Puerto Rico LLC (“MPR LLC”), which is regulated as an IB by the CFTC and is a member of and regulated by the NFA.
Regulated Entities in the E.U.
The below is a list of all our entities that are regulated in the European Union (the “E.U.
Regulated Entities”):
•Marex SA, which is regulated by the AMF and the ACPR in France. Marex SA has regulated branches in Portugal (regulated by the CMVM) and in Italy (regulated by the Consob);
•MSEL, which is regulated by the Central Bank of Ireland (“CBI”) in Ireland. MSEL has
regulated branches in Germany (regulated by BaFin) and Spain (regulated by the CNMV);

•Marex France SAS (“Marex AIFM”), an Alternative Investment Fund Manager (“AIFM”)
regulated by the AMF in France; and
•Arfinco SA, which is regulated by the ACPR in France.
Regulated Entities in other jurisdictions
The below is a list of all our entities that are regulated in jurisdictions other than the United
Kingdom, the United States or the European Union:
•Marex Spectron Asia Pte. Ltd. (“MSAPL”), which is regulated by the MAS in Singapore and the NFA in the United States;
•Marex Hong Kong Limited (“MHKL”), which is regulated by the SFC in Hong Kong;
•Marex Financial Services Hong Kong Limited (“MFS HK”) (formerly OTCex Hong Kong
Limited), which is regulated by the SFC in Hong Kong;
•MML, which is regulated by the DFSA in the DIFC; and
•Marex Australia Pty Ltd (“MAPL”), which is regulated ASIC in Australia.
Each regulated company generally provides services to clients based both within and outside of its home jurisdiction in accordance with the applicable legal and regulatory requirements. In certain jurisdictions, this involves relying on applicable exemptions. In addition to the regulatory regimes in each company’s home jurisdiction, our companies may be subject to overseas law and regulation when they provide services on a cross-border basis. We are also subject to anti-money laundering, counter-terrorism financing and sanctions laws and regulations in the jurisdictions in which we operate.
Several areas of regulation have either seen recent change or are areas where future change is anticipated. Where these changes may pose a material risk to the future operation of our business, they have been disclosed in “Risk Factors—Risks Relating to Regulation.”
United Kingdom
The statutory framework for the regulation of financial services in the United Kingdom is set out in the Financial Services and Markets Act 2000 (“FSMA”). FSMA requires firms that provide financial services in the United Kingdom to be authorized and regulated by the relevant regulatory authority.
Financial services firms are subject to supervision by one or both of two U.K. regulators—the FCA and the
Prudential Regulation Authority (“PRA”). The PRA is responsible for regulating banks and building societies (as deposit takers), insurers and credit unions and large investment firms (e.g., investment banks) for prudential purposes. The FCA regulates all other investment firms for prudential purposes, and regulates all financial services firms for conduct purposes.
Entities Subject to the FCA’s Supervision
In the United Kingdom, we have five regulated entities: Marex Financial, MSIL, MCMI, Marex
Prime Services Limited and HPC Investment Services Limited. The U.K. Regulated Entities are regulated and authorized by the FCA as their sole U.K. regulator for both prudential and conduct matters. HPC
Investment Services Limited is regulated and authorized by the FCA as the operator of an OTF, which is the platform through which our U.K.-based clients can trade certain products and asset classes. The FCA is also the prudential supervisor of our business on a consolidated basis. None of our entities are authorized or regulated by the PRA.
To be authorized by the FCA, firms are subject to an extensive approval process. This includes assessing their compliance with various regulatory requirements, including certain “threshold conditions”.

Threshold conditions are the minimum conditions which must be satisfied (both at the time of authorization and on an ongoing basis) for a firm to gain and continue to have permission to carry on the relevant regulated activities under FSMA. The threshold conditions for FCA regulated firms relate to matters including:
•the firm’s legal form and location of offices;
•whether the firm is capable of being effectively supervised by the FCA;
•whether the firm has adequate resources (both financial and non-financial) to carry on its business; and
•whether, considering all the circumstances (including whether the firm’s affairs are conducted soundly and prudently), the firm is a fit and proper person to conduct the relevant regulated activities.
The FCA’s Principles for Businesses sets out high-level principles that apply to all authorized firms. This includes requirements for firms to treat clients fairly, maintain adequate financial resources and risk management systems, observe proper standards of market conduct, manage conflicts of interest fairly, communicate with clients in a way that is clear, fair and not misleading, and deal with their regulators in an open and cooperative way.
The FCA also has certain powers in relation to the approval of the “controllers” of U.K. FCA authorized firms, including the U.K. Regulated Entities. Any person proposing to acquire or increase
“control” at or above prescribed thresholds in an FCA authorized firm must obtain approval from the FCA prior to the change in control.
FCA Supervision and Enforcement
The FCA has a wide range of supervisory powers, including extensive powers to intervene in the affairs of an FCA authorized firm. The FCA also has various disciplinary and enforcement powers, which include powers to (i) limit or withdraw a firm’s permissions; (ii) suspend individuals from undertaking regulated activities; (iii) impose restitution orders; and (iv) fine, censure, or impose other sanctions on firms or individuals.
The FCA can formally investigate a firm, require the production of information or documents, or require a firm to provide a “skilled persons” report under section 166 of FSMA to facilitate its supervision of a firm. For example, in 2022 the FCA required us to provide a “skilled persons” report on the product governance controls and processes that we had implemented in respect of our Hedging and Investment
Solutions business. After reviewing this report, the FCA determined that it did not need any further information on this subject.
The U.K. Regulated Entities are subject to the Senior Managers and Certification Regime
(“SMCR”), which relates primarily to the accountability and responsibility of managers and other relevant staff. Under the SMCR, firms must have clear and effective governance structures. Different conduct rules apply to the U.K. Regulated Entities’ staff depending on the seniority of the function performed.
The FCA may take direct enforcement action under the SMCR against individuals undertaking senior management functions for authorized firms. Under the SMCR, the FCA may revoke an individual’s approval to perform certain roles within a firm. Breaches by authorized firms of certain rules can also give certain private persons (who suffer loss from the breach) a right of action against the firm for damages.
The FCA can also take action against a broader population of individuals under the SMCR including so-
called certification functions as well as conduct rules staff for both financial and non-financial misconduct.
Misconduct both inside and outside the workplace can be relevant to FCA action. In September 2023, the
FCA consulted on its approach to, and draft rules for, the supervision and enforcement of non-financial misconduct for senior managers, certification functions and conduct rules staff, with a finalized policy statement now expected in 2025. Serious instances of non-financial misconduct could lead to disciplinary action by the FCA including the issuance of prohibition orders against individuals rendering them permanently unable to work in the financial services industry in the United Kingdom.
U.K. Financial Services Legislation
FSMA is the central piece of legislation for the regulation of financial services companies in the
United Kingdom. Among other things, it imposes certain requirements on FCA authorized firms and gives the FCA a broad range of powers.
Following Brexit, certain “on-shored” E.U. financial services legislation has been assimilated in
U.K. law. The FCA has published relevant guidance which indicates which pieces of E.U.-derived regulations will continue to apply in the United Kingdom, in modified form where required (“On-shored
E.U. Regulation”). The FCA, alongside HM Treasury and the PRA, continue to work on the so-called
“Edinburgh Reforms” which, in part, focus on reviewing On-shored E.U. Regulation and determining what should remain in place under U.K. law and what should instead be revisited and potentially reformed (or deleted with no replacement or some combination of the foregoing). This means the U.K. regulatory landscape will be subject to considerable flux in the coming years, which may result in an increased (or decreased) regulatory and compliance burden on the U.K. Regulated Entities as well as increasing divergence between the approach adopted by the U.K. Regulated Entities and group companies regulated in the European Union (and elsewhere). Monitoring for and implementing these changes could represent a regulatory risk for us as well as necessitating increased legal and compliance spend.
In addition to FSMA, the U.K. Regulated Entities are subject to a wide range of regulatory rules, including, but not limited to, the rules prescribed in the FCA Handbook and the On-shored E.U.
Regulation. Many of the rules that apply to the U.K. Regulated Entities are derived from this “on-shored”
legislation, including, but not limited to, the U.K. versions of:
•the regime referred to collectively as MiFID II and MiFIR;
•the EMIR;
•the Capital Requirements Regulation (Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms) (“CRR”) and the fourth Capital
Requirements Directive (Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms) (“CRD IV”);
•the Market Abuse Regulation (Regulation (EU) No 596/2014 on market abuse) (“MAR”);
•the Alternative Investment Fund Managers Directive (Directive 2011/61/EU) (“AIFMD”);
•the Regulation on wholesale energy market integrity and transparency (Regulation (EU) No
1227/2011 on wholesale energy market integrity and transparency);
•the Benchmarks Regulation (Regulation (EU) 2016/1011 on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds) (“BMR”);
•the Bank Recovery and Resolution Directive (Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms) (“BRRD”);
•the Securities Financing Transactions Regulation (Regulation (EU) 2015/2365 on
transparency of securities financing transactions and of reuse); and
•the Central Securities Depositories Regulation (Regulation (EU) No 909/2014 on central securities depositories).

Where E.U. regulations are “on-shored” in the United Kingdom, they typically have a similar application as the E.U. equivalent, but with various important divergences, which will likely increase over time.
United Kingdom Wholesale Markets Review and FSMA 2023
In 2021, the U.K. government established a review to improve the regulation of secondary markets in the United Kingdom (the “Wholesale Markets Review”). The Wholesale Markets Review
proposed a range of changes to how trading in securities is regulated in the United Kingdom. The FCA has implemented changes where legislation is not required, and other changes have been implemented by the Financial Services and Markets Act 2023 (“FSMA 2023”), which was published in July 2023.
In particular, FSMA 2023 gives the United Kingdom Treasury the power to designate a person who provides critical services to regulated firms as “critical.” This regime took effect on 1 January 2025 and allows the FCA to directly oversee critical services provided to regulated firms by designated critical third parties (that would otherwise be unregulated by the FCA) and make associated rules in relation to such provision. It is expected that certain service providers to our United Kingdom entities may be deemed critical service providers. However, the UK regulators have yet to publish details of any designated critical third parties.
Risk Management, Compliance and Governance
The U.K. Regulated Entities must have robust risk management, compliance and governance processes so that they can be operated in accordance with the U.K. regulatory framework and with sound risk management processes. This includes the requirement to operate in accordance with U.K.
operational resilience and outsourcing rules. For OTC derivatives transactions, such rules include a requirement in certain cases to centrally clear or apply “risk mitigation techniques.”
Conduct of Business
The U.K. regulatory framework imposes various requirements relating to the conduct of business of an authorized firm. These requirements relate to, among others, product governance, the treatment of client money and assets, information provision, disclosure and reporting to clients, handling of client complaints, best execution, management of conflicts of interest, disclosure to clients of information relating to charges and the general obligation to deal with clients fairly.
The applicable conduct rules may differ depending on the type of client. While Marex Financial is authorized by the FCA to provide certain investment services to retail clients, we currently do not have any retail clients and in practice, we only provide services to professional clients and eligible counterparties.
The FCA has introduced the “Consumer Duty” designed to ensure that firms deliver good outcomes for retail clients. The duty applies primarily to firms providing services to retail clients, but it also has an impact when a wholesale firm is in a distribution chain and, as a result, affects outcomes for retail investors. This is in addition to existing product governance rules which require manufacturers and distributors of financial instruments to consider their suitability for the relevant target market and distribution strategy.
U.K. regulation also governs the provision of information by authorized and unauthorized firms, including the requirement that financial promotions are compliant with certain disclosure obligations and are fair, clear and not misleading (or can otherwise be made to specified categories of recipients in line with specific exemptions).
Market Conduct and Abuse

Market conduct rules impose certain obligations on the U.K. Regulated Entities, including duties of transparency to regulators, markets and issuers. This includes trade reporting and monitoring obligations, both in relation to financial instruments and wholesale energy products to ensure that the U.K.
Regulated Entities help to maintain the proper functioning and integrity of the wider U.K. financial markets.
Following Brexit, a U.K. version of MAR (“U.K. MAR”) operates in parallel to the original E.U.
version (“E.U. MAR”). Both E.U. MAR and U.K. MAR contains prohibitions on insider dealing, unlawful disclosure of inside information and market manipulation, and provisions to prevent and detect these abuses.
U.K. MAR requires the U.K. Regulated Entities to monitor and identify potential market abuse and report any suspicions of market abuse to the FCA. Under U.K. MAR, the FCA may (i) impose an unlimited fine on any person that engages in market abuse, or that has encouraged or required another person to do so; (ii) publish a statement of public censure; (iii) apply to the court for an injunction or restitution order;
or (iv) impose other administrative sanctions, such as carrying out on-site inspections and cancelling or suspending trading in financial instruments. The Financial Services and Markets Act 2023 confers new rule-making powers on the FCA, including the power to make changes to the regulatory framework on market abuse in the United Kingdom.
The Criminal Justice Act 1993 also contains rules covering criminal penalties for insider dealing.
The Financial Services Act 2012 contains criminal offenses for making false or misleading statements or creating a false or misleading impression in relation to relevant investments, including benchmarks.
These offenses sit alongside the civil market abuse offenses in U.K. MAR, and the FCA is empowered to prosecute both civil and criminal market abuse offenses.
Prudential Capital and Liquidity Requirements
Under the IFPR, we are subject to consolidated prudential supervision by the FCA. Generally,
U.K. Regulated Entities are subject to the IFPR when their activities fall within the scope of MiFID II. The
U.K. Regulated Entities that fall within the scope of the IFPR must satisfy certain prudential capital and liquidity requirements, including the own funds requirements and the basic liquid assets requirement.
Capital, liquidity and prudential governance requirements vary according to, among others, the scale and nature of our business, an internal assessment of our requirements and additional requirements imposed by the FCA.
Resolution Powers
In the United Kingdom, an investment firm may be subject to resolution or investment bank special administration depending on its systemic importance and regulatory classification. Resolution rules are included in the Banking Act 2009 and give authorities a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in” (writing down the claims of the firm’s unsecured creditors, including holders of capital instruments, and converting those claims into equity), as well as the power to force the partial or full sale of an entity subject to resolution. Special administration powers apply at the point an entity becomes insolvent and allows special administrators to take control of the entity and apply certain measures such as transferring client money and assets.
Our business does not fall within the scope of special administration rules. However, as our systemic importance may change, it is possible that we become subject to resolution rules. Decisions taken in the context of resolution or special administration may materially adversely affect investors in our ordinary shares.

Outside resolution, there are requirements for firms which hold client money. These requirements are principally intended to ensure that client money is protected in the event of the firm’s insolvency.
Marex Financial is also subject to specific client money rules relating to regulated clearing arrangements.
Remuneration
We must comply with the “basic” and “standard” remuneration requirements contained in the
Senior Management Arrangements, Systems and Controls sourcebook (“SYSC”) 19G of the FCA
Handbook. The U.K. Regulated Entities are also required to comply with the “extended” remuneration requirements contained in SYSC 19G. SYSC 19G includes general requirements in relation to remuneration policy, governance and disclosure and specific requirements regarding the remuneration arrangements of individuals whose professional activities have a material impact on the firms’ risk profiles.
Our remuneration committee ensures that our remuneration policies and practices are consistent with the requirements of SYSC 19G.
Financial Services Compensation Scheme / Financial Ombudsman Scheme
The U.K. Regulated Entities are within the scope of the U.K. Financial Services Compensation
Scheme (“FSCS”). In certain circumstances, the FSCS would provide compensation if those entities were unable to satisfy the claims of their clients (for example, in the event of an entity’s insolvency). The U.K.
Regulated Entities are required to pay an annual levy towards the FSCS, which is variable.
The Financial Ombudsman Scheme (“FOS”) is an independent complaints resolution body which seeks to resolve disputes between consumers and financial services providers. While the U.K. Regulated
Entities are technically subject to the jurisdiction of the FOS, the FOS only considers complaints presented by an “eligible complainant”. Because “eligible complainants” are broadly non-professional persons, we do not expect any of our clients to be “eligible complainants” for the purposes of the FOS.
Benchmarks
Administering regulated benchmarks is a regulated activity under the U.K. Benchmarks
Regulations (“U.K. BMR”). While we contribute to regulated benchmarks, we do not currently administer any that are subject to the U.K. BMR.
United States
MCMI, MML, MSIL, XFA and MPR LLC are subject to significant regulation in the United States, including requirements imposed by the CFTC, FINRA, the SEC, and the NFA. Certain U.S. Regulated
Entities are also subject to the requirements set forth by exchanges to which they hold a membership.
See Item 4B. “Business Overview—Our Principal Services—Clearing.” These regulatory bodies and exchanges protect clients by imposing requirements on the U.S. Regulated Entities, including those relating to capital adequacy, licensing of personnel, conduct of business, protection of client assets, record-keeping, trade-reporting and other matters.
The CFTC is responsible for enforcing the CEA. The CFTC has broad enforcement authority over commodity futures and options contracts traded on regulated exchanges as well as other commodities trading in interstate commerce. The CEA also vests the CFTC with enforcement authority with respect to fraud and manipulation involving cash market trading of commodities. MCMI, MML, MSIL, XFA and MPR
LLC must comply with the requirements set out by the CEA, including, by way of example, minimum financial and reporting requirements, the establishment of risk management programs, use of segregated accounts for client funds, maintenance of record-keeping measures and in particular, the requirement that trade execution and communications systems be able to handle anticipated present and future peak trading volumes.
MCMI is regulated by the CFTC and NFA as a futures commission merchant and MML, MSIL,
XFA and MPR LLC are each regulated by the NFA as an IB. The foregoing U.S. Regulated Entities are also subject to the rules and requirements of the exchanges to which they are members, as applicable.
The NFA has the power to search for and implement what it believes are best practices for the industry, create rules that its members must follow and impose fines or revoke the membership of its members.
The SEC is responsible for enforcing U.S. federal securities laws, including the Securities Act and the Exchange Act. The SEC has broad enforcement authority over public companies, investment firms and broker-dealers involved in issuing and transacting in securities on regulated exchanges and OTC markets. FINRA, a self-regulatory organization that operates under the oversight of the SEC, regulates member firms and is authorized to enforce disciplinary actions against member firms and registered representatives who violate federal securities laws or FINRA’s rules. MCMI and XFA are regulated by the
SEC, and MCMI is a FINRA member firm.
The U.S. securities industry is subject to extensive regulation under federal and state securities laws. These laws and regulations include obligations relating to custody and management of client assets, marketing activities, self-dealing and full disclosure of material conflicts of interest. They generally grant the SEC and other supervisory bodies administrative powers to address non-compliance. The U.S.
Regulated Entities must comply with a range of requirements imposed by the SEC, state securities commissions, the Municipal Securities Rulemaking Board (“MSRB”) and FINRA.
FINRA regulates trading in securities, including securities futures and options. All firms dealing in securities that are not regulated by another SRO, such as by the MSRB, are required to be member firms of FINRA. As part of its regulatory authority, FINRA periodically conducts regulatory exams of its regulated institutions. FINRA licenses individuals and admits firms to the industry, writes rules to govern their behavior, examines them for regulatory compliance, and disciplines registered representatives and member firms that fail to comply with federal securities laws and FINRA’s rules and regulations.
Net Capital Requirements
MSIL and the U.S. Regulated Entities are subject to net capital requirements as CFTC and NFA regulated entities. As an SEC registered broker-dealer and an NFA registered IB (and, in the case of
MCMI, a Futures Commission Merchant under the CFTC’s and NFA’s rules), each of MCMI and XFA is subject to minimum capital requirements under Section 4(f)(b) of the CEA, Part 1.17 of the rules and regulations of the CFTC and the SEC Uniform Net Capital Rule 15c3-1 under the Exchange Act. These rules specify the minimum amount of capital that must be available to support clients’ open trading positions. Net capital and the related net capital requirement may be subject to daily fluctuations.
Failure to maintain the required net capital may subject each of the U.S. Regulated Entities to suspension or revocation of registration by the SEC, and suspension or expulsion by FINRA and other regulatory bodies. They may also experience limitations on their activities, including suspension or revocation of their registration by the CFTC, suspension or expulsion by the NFA and various exchanges of which they are members, monetary fines, prohibition on conducting business and ultimately liquidation.
France
The framework for the regulation of financial services in France is set out in (i) the French
Monetary and Financial Code (Code Monétaire et Financier) as well as other French codes and legislation, (ii) the AMF General Regulation (Règlement Général), supplemented by certain instructions, positions and recommendations, (iii) the E.U. regulatory framework, as may be directly applicable in
France and (iv) case law and disciplinary sanctions from French courts, the ACPR and the AMF.
Firms that provide financial services in France must be authorized and regulated by the relevant regulatory authority, the AMF and/or the ACPR. Financial services firms are subject to supervision by one or both the AMF and the ACPR.
Entities Subject To the AMF and ACPR’s Supervision

In France, we have three regulated entities: Marex SA and Arfinco SA, which each have permission to carry on a range of investment services and activities, and Marex AIFM. Marex SA is regulated and authorized by both the ACPR as an investment firm and the AMF as the operator of an
OTF. Arfinco SA is regulated and authorized by the ACPR as an investment firm. Marex AIFM is regulated and authorized by the AMF as an AIFM. The ACPR also supervises, on a consolidated basis, Marex SA’s parent company, Marex European Holdings Limited, which qualifies as an E.U. parent financial holding company (compagnie holding d’investissement mère dans l’Union).
To authorize a person to carry on regulated activities in France, the ACPR must determine that the applicant meets numerous regulatory requirements. The requirements are the minimum conditions which must be satisfied (both at the time of authorization and on an ongoing basis) for a firm to gain and continue to hold permission to carry on the relevant regulated activities in France. These conditions relate to matters including:
•the firm’s legal form and location of offices;
•whether the firm is capable of being effectively supervised by the ACPR;
•whether the firm has adequate resources (both financial and non-financial) to carry on its business;
•whether, considering all the circumstances (including whether the firm’s affairs are conducted soundly and prudently), the firm is a fit and proper person to conduct the relevant regulated activities;
•whether members of the firm’s governing body meet certain knowledge, experience, fitness and propriety requirements, both individually and collectively, and also satisfy certain availability requirements; and
•whether managers of the firm’s key functions meet certain propriety, knowledge, experience and fitness requirements.
The authorization for operating a French OTF is granted by the AMF after consulting the ACPR.
Before granting a license to the operator of a trading venue, the AMF reviews the operator’s compliance with the regulatory framework, approves the operating rules and grants a professional card to the persons in charge of certain control functions. The operator of the trading venue is also required to comply with the
AMF’s reporting obligations.
AMF and ACPR Supervision and Enforcement
The AMF and ACPR have a wide range of supervisory powers, including extensive powers to intervene in the affairs of a regulated firm. The AMF and ACPR also have various disciplinary and enforcement powers, which include powers to (i) limit or withdraw a firm’s permissions; (ii) suspend individuals from undertaking regulated activities; and (iii) fine, censure, or impose other sanctions on firms or individuals. The ACPR can formally investigate a firm, require firms to produce information or documents, or require a firm to comply with additional reporting duties.
The most material regulatory requirements which apply to Marex SA, Arfinco SA and Marex AIFM are listed below.
Risk Management, Compliance and Governance
Marex SA, Arfinco SA and Marex AIFM are required to have robust risk management, compliance and governance processes so that they can be operated in accordance with the French regulatory framework and with sound risk management processes.

Certain operations by Marex SA, Arfinco SA and Marex AIFM must be subject to, at a minimum, ex-post notification to the ACPR or the AMF. In certain cases, such as changes to the firm’s capital structure, prior approval by the ACPR or the AMF is required.
Prudential Capital and Liquidity Requirements
Marex SA is subject to prudential regulation in France. Accordingly, Marex SA is subject to prudential supervision by the ACPR both individually, and on a consolidated basis with its parent company, Marex European Holdings Limited. Generally, as with the U.K. Regulated Entities, Marex SA,
Arfinco SA and Marex AIFM are subject to prudential capital and liquidity requirements when their activities fall within the scope of MiFID II.
Resolution Powers
In France, an investment firm may be subject to resolution depending on its systemic importance and regulatory classification. Resolution rules are set forth in the French Monetary and Financial Code and give the ACPR and its Resolution Committee a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in,” as well as the power to force the partial or full sale of an entity subject to resolution.
Remuneration
The AMF has incorporated the ESMA Guidelines on certain aspects of the MiFID II remuneration requirements (ESMA-35-43-3565 issued on April 3, 2023). The ESMA Guidelines aim to provide a common, uniform and consistent application of the MiFID II remuneration requirements and clarify the application of the governance requirements in the area of remuneration under MiFID II.
European Union
MSEL (and MSEL’s branches in Germany and Spain), the Italian branch of Marex Financial
(pursuant to the terms of Marex Financial’s Italian license to provide services in Italy on a cross-border basis) and the Portuguese and Italian branches of Marex SA are authorized and regulated by the CBI, the
FCA and the AMF/ACPR, respectively, making them subject to the regulation and rules of Ireland, the
United Kingdom and France, respectively. MSEL and Marex SA also passport their services into other
EEA states (as further described below), which brings them within the scope of the regulations and rules of those jurisdictions. The relevant E.U. regulatory requirements are listed below.
MiFID II
MiFID II governs the provision of investment services in financial instruments. It applies, among others, to investment firms, wealth managers, broker-dealers and product manufacturers which are authorized to carry out certain investment services and activities. It also covers trading venues, market operators, portfolio managers as well as third-country firms providing investment services in the European
Union. MiFID II sets out requirements relating to client classification, management of conflicts of interest, best execution, governance, client order handling, suitability and appropriateness, outsourcing and transaction disclosures and reporting.
MSEL, Marex SA, Arfinco SA, Marex AIFM and Marex Financial are investment firms.
Authorization under MiFID II in one member state enables a firm to carry on certain investment activities in other EEA states through passporting and without the requirement to obtain separate authorizations there. MSEL, Marex SA, Arfinco SA and Marex AIFM currently rely on passporting rights when undertaking cross-border activity in the European Union.
Market Abuse Regulation

E.U. MAR contains prohibitions on insider dealing, unlawful disclosure of inside information and market manipulation, and provisions to prevent and detect these abuses. MAR requires the E.U.
Regulated Entities to monitor and identify potential market abuse and report any suspicions of market abuse to the relevant competent authority.
Under E.U. MAR, competent authorities may (i) impose an unlimited fine on any person that engages in market abuse, or that has encouraged or required another person to do so; (ii) publish a statement of public censure; (iii) apply to the court for an injunction or restitution order; or (iv) impose other administrative sanctions, such as carrying out on-site inspections and cancelling or suspending trading in financial instruments.
The Market Abuse Directive on criminal sanctions for market abuse (Directive 2014/57/EU)
(“MAD II”) complements MAR and sets out minimum requirements for criminal penalties for market abuse.
MAD II has been transposed into national law in all E.U. countries except for Denmark.
The E.U. Listing Act package was published in the Official Journal on 14 November 2024 and amongst other things makes amendments to E.U. MAR, representing the first substantive divergence between E.U. MAR and U.K. MAR in a variety of areas including: (i) the buy-back safe harbour; (ii) minor amendments to the definition of inside information; (iii) the format of certain insider lists for issuers admitted to trading on SME growth markets; (iv) market soundings; (v) PDMR transactions; and (vi) the public disclosure of inside information.  Changes summarized in (i) to (v) were effective 4 December
2024, with changes summarized in (vi) effective 5 June 2026.  Such divergence requires both us and persons trading in our securities that are in-scope of E.U. and/or U.K. MAR to be mindful of the applicable regime and will likely increase legal and compliance costs for monitoring and implementing for two market abuse regimes, where formerly there was a single harmonized approach across the EU and UK.
CRD IV/CRR and IFD/IFR
The CRD IV and the Investment Firms Directive (Directive (EU) 2019/2034) and Regulation ((EU)
2019/2033) (“IFD” and “IFR”) set out the E.U. framework for the prudential regulation of investment firms.
Certain MiFID investment firms of systemic importance, particularly those with permissions relating to underwriting or dealing as principal, are subject to the provisions of CRD IV relating to prudential and capital standards. The prudential consolidation provisions of IFR (principally Article 7) apply to MSEL and
Marex European Holdings Limited, parent company of Marex SA, in its capacity as an E.U. parent financial holding company (compagnie holding d’investissement mère dans l’Union).
BRRD/SRMR
The BRRD regime, as copied in the Single Resolution Mechanism Regulation (“SRMR”) that applies to jurisdictions within the E.U. Banking Union, gives regulators a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-
insolvency stabilization powers such as “bail in,” as well as the power to force the partial or full sale of an entity subject to resolution. Where appropriate and permitted under the regime, regulators may also have powers in relation to other entities in the same group as the relevant financial institution.
AIFMD
Unless an exemption applies, AIFMD applies to all AIFMs that (i) are E.U. based, (ii) are non-E.U.
based and have E.U. domiciled AIFs, or (iii) have non-E.U. AIFs that market their units/shares within the
European Union to European investors. AIFMD prescribes various rules on the authorization, capital requirements and conduct of business of fund managers, and the marketing of funds.
Marex AIFM is authorized under AIFMD to manage Marex Fund S.A. SICAV-RAIF and to perform certain other investment services permitted under AIFMD.

Changes to AIFMD in the EU have been adopted and came into force in April 2024; however, EU
Member States have two years after publication to transpose the rules into national law. This means the changes will apply from April 2026.  While the Level 1 AIFMD 2 legislation has been published, the supplementary Level 2 delegated acts, setting out the supporting detail, have not yet been published and are expected throughout 2025. These changes could increase the compliance burdens on our AIFM and
AIFs.
Changes to the UK’s version of the AIFMD regime are anticipated, with the UK’s Financial
Conduct Authority expected to consult on proposed amendments to AIFMD in the UK in 2025.  This is as a result of the so-called Edinburgh Reforms, where AIFMD in its current format in the UK will be repealed at a future, to be determined date, and replaced with an updated UK regime.  It is not yet clear as to the potential direction of travel of any amendments to the UK AIFMD regime other than the FCA has previously expressed a preference to make it “more proportionate”.  We expect the FCA to consult on these changes in 2025, with any changes taking effect at a future, but as yet unknown, date.  Despite not yet having visibility on the substance or scale of any amendment to the UK AIFMD regime, it is likely that it will result in material divergence between the UK and EU regimes, which may increase the compliance burden on, and associated costs to, our AIFM and AIFs, particularly where they market into the UK.
Asia
In Singapore, MSAPL engages in broking and is regulated and licensed by the MAS to carry on certain regulated financial business, including (i) as a local IB in respect of Marex Financial’s OTC derivatives products, (ii) to arrange trades locally in respect of Marex Financial’s structured notes, and (iii)
as a clearing broker (with clearing membership on the Singapore Exchange). MSAPL is subject to
Singapore law and regulation when conducting its business, including the Securities and Futures Act and
Regulations, and the Financial Advisors Act and Regulations.
SEAPL engages in energy OTC broking. It operates in Singapore in reliance on an exemption from the requirement to obtain a license from the MAS. Although SEAPL is not required to obtain a license from the MAS, it remains subject to certain aspects of Singapore law and regulation while conducting its business.
In Hong Kong, MHKL and MFS HK conduct regulated financial business and are regulated by the
SFC as IBs. MHKL and MFS HK are subject to Hong Kong law and regulation when conducting this business, including the Securities and Futures Ordinance.
DIFC
In the DIFC, MML conducts regulated financial business and is regulated by the DFSA as an authorized firm. MML must adhere to various obligations, including:
•obtaining the appropriate license from the DFSA to operate in the DIFC;
•meeting specific requirements, including maintaining adequate capital;
•observing the conduct of business rules, which cover disclosure requirements and prevention of market abuse;
•upholding robust anti-money laundering and counter-terrorist financing measures and effective sanctions processes;
•ensuring effective risk management and ongoing compliance with the DFSA regulations;
•submitting regular financial reports and other necessary disclosures to the DFSA; and
•following good corporate governance practices. Non-compliance can result in penalties and/
or the revocation of the authorized firm’s license.

•MML and Marex SA Dubai must also comply with applicable laws in the DIFC, including UAE federal criminal law.
Australia
In Australia, MAPL and MF conduct regulated financial business and are regulated by ASIC as an
Australian Financial Services (“AFS”) Licensee and Foreign Company (Overseas) AFS Licensee
respectively. MAPL and MF are subject to Australian law and regulation when conducting their businesses, including a statutory obligation to provide efficient, honest and fair financial services. MAPL’s obligations as an Australian Financial Services Licensee include:
•the competence, knowledge and skills of MAPL’s responsible managers;
•the training and competence of MAPL’s financial advisers and authorized representatives;
•ensuring MAPL’s financial advisers and authorized representatives comply with the financial services laws;
•compliance, managing conflicts of interest and risk management;
•the adequacy of financial, technological and human resources; and
•base level financial and audit requirements.
Anti-money Laundering
Our U.K. and European entities are subject to statutory and regulatory requirements concerning relationships with clients and the review and monitoring of their transactions. Regulated firms in both the
United Kingdom and in the European Union must have robust governance, effective risk procedures and adequate internal control mechanisms to manage the exposure to financial crime risk. The measures require the U.K. and E.U. entities to verify client identity and understand the nature and purpose of the proposed relationship on the basis of documents, data or information obtained from a reliable and independent source; and review and monitor their client’s transactions and activities to identify anything suspicious.
Our U.K. and E.U. entities take a risk-based approach and senior management are responsible for addressing these risks. There is a requirement to regularly identify and assess the exposure to financial crime risk and report to the governing body on the same. This enables the targeting of financial crime resources on the areas of greatest risk. Procedures in the United Kingdom and European Union are
based on guidance and requirements issued both at a national and supranational level.
The FCA and the financial supervisory authorities in the European Union require our entities to have systems and controls in place to enable them to identify, assess, monitor and manage financial crime risk. Accordingly, we have implemented appropriate systems and controls which are proportionate to the nature, scale and complexity of our activities. We provide relevant training to our employees in relation to financial crime. As required, our Money Laundering Reporting Officer, supported by regional compliance functions with financial crime responsibilities, provides regular reports to the Audit and
Compliance Committee on the operation and effectiveness of these systems and controls, including details of our regular assessments of the adequacy of these systems and controls to ensure their compliance with the local regulatory requirements.
We are subject to similar anti-money laundering obligations to those described above in relation to the United States, United Kingdom and European Union for our subsidiaries that are regulated outside of those jurisdictions. Where such obligations exist, we put in place appropriate systems, controls and training to ensure we operate in line with requirements.

Data Privacy
Because we handle, collect, store, receive, transmit and otherwise process certain Personal
Information of our clients and employees, we are subject to federal, state, local and international laws related to the processing, privacy and protection of such data, including the GLBA and the CCPA in the
United States, and in Europe, the E.U. GDPR and the U.K. GDPR. Any significant changes to applicable
Privacy Requirements or regarding the manner in which we seek to comply with applicable Privacy
Requirements, could require us to make modifications to our products, services, policies, procedures, notices, and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business. Please see Item 3D. “Risk Factors— Any actual or perceived failure to comply with laws, regulations, and other requirements relating to data privacy, security, the processing of Personal Information and cross-border data transfer restrictions could adversely affect our business, including through increased costs, legal claims, fines or reputational damage” for further details.
Intellectual Property
Our key trademarks include MAREX and NEON. We seek to register our key trademarks in the countries where we operate or intend to operate.
We also hold a portfolio of domain name registrations including www.marex.com,
www.marexspectron.com and www.marexsolutions.com. Our websites are supported and managed by a third-party service provider and hosted on our server.
We have proprietary rights in certain data analytics and technology systems. These include our
Neon trading and risk platform and AGILE, the commodity solutions platforms used by Marex Solutions and Marex Financial. We also license technology and software from third parties to manage and operate aspects of our business and use open-source software where we believe it is appropriate. Although we believe these licenses are sufficient for the operation of our business, these licenses are typically limited to specific uses and for limited time periods.
We sometimes engage third parties to develop processes, techniques, technology or other intellectual property on our behalf. As a matter of general practice, our contracts with such third parties provide for the assignment of the intellectual property in such developments to Marex or the grant of a license to use such intellectual property in our business. Our employees and direct contractors who are involved in the development of our intellectual property and technology are generally contractually required both to transfer the intellectual property in such developments to us and to maintain the confidentiality of our non-public proprietary information.
Sustainability
Sustainability is an important part of both our business strategy and our approach to risk management.
In recent years, we have developed environmental offerings to support those clients as they transition to a low carbon economy. We connect interested clients to environmental markets through extensive coverage of clean energy, biofuels, recycled metals and carbon management, including compliance and voluntary markets. We believe that the markets for these products will continue to grow given the focus of many governments and businesses, including many of our clients, in adopting decarbonization goals and increasing the focus on acting sustainably.
Since 2020, we have embarked on our sustainability journey. In 2024, we remain focused on our approach to sustainability, which is underpinned by our People & Planet Plan. We seek to foster work environments where talent can thrive, as well as supporting the global green transition and reducing
Marex’s own carbon footprint.

Our People & Planet Plan sets out four key sustainability goals and the underlying measures used to monitor our progress:
People
•Goal 1: Create an environment that is inclusive so that we can recruit and retain the best talent.
•Goal 2: Play an active role in growing awareness of opportunities in our industry to broaden the talent pool.
•Goal 3: Become a go-to provider of environmental commodities, adapting to our clients’
growing decarbonization needs.
•Goal 4: Become a net-zero business by 2050, by reducing our environmental impact and carbon footprint and offsetting unavoidable emissions, we are unable to reduce using credible and verified sources.
Our activity is underpinned by strong governance, policies and procedures to manage risks and opportunities.
People
We have a strong culture and deeply value respect, integrity and development. Our people pillar is comprised of two goals: ensuring we build a team of talented individuals and empowering our team to drive our ambition for change across the business. We track our progress in this area by measuring employee engagement using the Peakon methodology. From 2019 to 2024, these employee engagement scores have remained stable, even through transformational acquisitions. Our staff turnover is also below the industry average reported in the Payscale 2024 Compensation Best Practices report. In addition, we offer a comprehensive suite of well-being services that incorporate support for physical and mental health, including 24/7 access to counselling and emotional support.
We created a DE&I Steering Group and established a cadence of regular events to celebrate and encourage diversity across our operations. A 12-month pilot mentoring program ran until June 2024 to develop our pipeline of high performing women within the firm.
We actively promote awareness of our sector with the future workforce and seek to improve perceptions of the industry by engaging with local schools. In 2024, Marex volunteers in London supported a total of 275 students from various backgrounds through career coaching and a range of bespoke events, including a “World of Work Day” and school talks through a charitable partnership with
Future Frontiers.
Employees also contribute to charities that are meaningful to them and Marex matches these donations through its charity matching policy. In the years ended December 31, 2024 and 2023, Marex donated $376,955 and $470,419, respectively, to charities.
Planet
We have two focus areas in managing our environmental impact: playing a leading role in environmental markets to help clients meet their sustainability goals and reducing our own environmental footprint. We seek to be a part of the transition to a low carbon economy by using our experienced position across the broader energy, commodities and financial markets to connect clients to voluntary and regulated environmental markets across the globe. We do so by introducing new environmental products and extending our geographic coverage, helping clients navigate the opportunities and risks of the transition from both a local and global perspective. We have over 50 environmental products and services covering our client’s clean energy, renewable fuels, emissions management and recycled metals needs.

By working in both traditional and green industries and facilitating and innovating in these markets, we believe we are well placed to work beyond market silos to make a difference to the sustainability of energy, commodity and financial markets and support the green transition.
In 2024, our environmental business continued to grow with revenues of $66.1m, an increase of
42% compared to 2023. This is 4% of our revenue and represents a clear opportunity for growth in the coming years. We saw organic growth in the fast-growing renewable fuels, renewable energy and recycled metals markets whilst we positioned ourselves for growth as carbon markets increasingly move towards regulated mechanisms. We also continued to invest in our environmental capabilities. On
October 1, we acquired Dropet, a Spanish biofuels company, expanding the range of our biofuels offering.
We also made an investment in Key Carbon, which sources and finances carbon credit projects, giving us access to a wider client base and access to high integrity carbon credits. Elsewhere in the carbon markets, our office in New Zealand, which opened in July, brought new customers and greater access to the country’s compliance market.
We are focused on helping our clients and global economies achieve their decarbonization objectives. For instance, we are involved in developing Power Purchase Agreements, Renewable Energy
Certificates and European Carbon Allowances. As a technology-enabled business, we aim to find ways to integrate technology to help accelerate the lower carbon transition.
As well as providing connectivity to clients in the carbon markets, we are active in carbon offset origination through our partnerships with strong organisations, including Key Carbon since 2024. Key
Carbon sources and finances carbon credit projects and provides ongoing governance, monitoring and operational support so that its projects are held to high quality and integrity standards. The funding from
Marex is planned to predominantly be used to help finance the production and distribution of low-
emission, affordable cookstoves within Africa through the project developer Global Cookstoves, Key
Carbon’s joint venture with BURN Manufacturing. We also continue to partner with the Global Mangrove
Trust, OxCarbon (a not-for-profit spinout from the University of Oxford), Kumi Analytics and other key stakeholders to continue to develop scalable, verifiable and high-integrity carbon offset methodologies using satellite technology, while preserving and restoring mangrove forests in Southeast Asia, which have a number of highly beneficial environmental and social impacts.
We recognize the importance of an industry-wide shift, including by contributing to the dialogue with trade organizations. Marex is a founding sponsor of the Oxford Program on the Sustainable Future of
Capital Intensive Industries, which is a multi-year research program at the Smith School of Enterprise and the Environment at the University of Oxford. The program focuses on the ways that capital-intensive industries, such as mining, oil and gas, infrastructure and construction, can better support current global environmental challenges, including the role of commodity derivatives markets and technology in advancing social objectives.
As we support our clients in the green transition, we recognise our responsibility to address our own environmental footprint. Over 2024, we took significant steps to build the capabilities, data and processes that will allow us to transition to a net-zero business by 2050 or sooner. After introducing a sustainability platform in 2023 to automate the collection, storage and reporting of emissions data, 2024 saw us further strengthening our data collection and establishing quarterly internal reporting processes.
Marex remains focused on improving energy efficiency across the Group and aims to become net-zero by 2050 or earlier. As part of the transition plan, our future objective is to drive down GHG emissions as much as possible and offset residual emissions using carbon offsets. However, in the near term, we aim to offset our Scope 1 and 2 emissions so that these offsets are credible and verifiable. They are purchased from the 001–OxC – The Global Mangrove Trust restoration and conservation project in
North Sumatra. Marex has helped establish this project and working in partnership with the Global
Mangrove Trust, OxCarbon and Kumi Analytics to develop a credible, verifiable carbon sequestration methodology using remote, satellite-based verification (the “OxCarbon Standard”). We used carbon credits from this project to offset Marex’s Scope 1 and 2 emissions since 2022 and will continue to do so in 2025. The Global Mangrove Trust project provides Marex, our clients and the wider market with an inventory of high-quality carbon offsets, verified and issued under the OxCarbon Standard.
During 2024, the Group has enhanced its process and undertaken various sustainability initiatives regarding Scope 1 and 2 methodology and reporting. We continue to implement the recommendations from our UK Energy Savings Opportunities Scheme (ESOS) report, for example by rolling out LED lighting across all offices. The majority of our office estate is leased and when we sign a lease on a new building, or renew an existing lease, we put sustainability at the forefront of our considerations. As a result, we have contracted to have 100% renewable electricity use at our Bishopsgate HQ in the City of
London, and our Asia Square office in Singapore has a US Green Building Council LEED Platinum
certification and currently the largest photovoltaic installation (224 KWH peak) in the City’s Central
Business District.
As an acquisitive business, the Group's property footprint is closely monitored to drive efficiencies. Sustainability is a key factor whilst securing these efficiencies, buildings are consolidated and transitioned to more modern and environmentally efficient buildings insofar. During 2024, we took steps to consolidate our Chicago and Hong Kong offices.
Our Scope 3 emissions strategy continues to develop and we do not currently report Scope 3 emissions externally. During 2024, the Group took steps to further develop our Scope 3 strategy and we have been onboarding data in specific categories. Our focus for 2025 will build on the work conducted in
2024, both to continue to onboard data and to identify which of the 15 categories of Scope 3 emissions under the Greenhouse Gas Protocol are either significant, material or relevant to our business and consider how to report against them. We then aim to build a baseline of our most significant upstream and downstream emissions categories.
We remain focused on reaching net zero by 2050 or sooner, and we have invested in sustainability data management tools, team resources and training to allow us to create a detailed transition plan in the years ahead.
C.Organizational Structure
The legal name of our company is Marex Group plc (the ‘Company’) which is incorporated in
England and Wales under the UK Companies Act. The Company is the parent company of a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. All of the
Company’s subsidiaries are all, directly or indirectly, owned by the Company. See the Subsidiaries of the
Company included as Exhibit 8.1 to this Annual Report for a list of significant subsidiaries.
D.Property, Plant and Equipment
We lease our principal properties, which are used as office space. Our global headquarters are in London,
United Kingdom and consist of approximately 75,000 square feet of space leased through 2035. We also lease some additional shorter term swing space in the building.
Our material leases globally are listed in the table below. This includes all locations where we occupy 20,000 sq ft or more in aggregate:

Property Name	Sq Ft	City	Occupancy Type	Lease end Date
155 Bishopsgate, London EC2M 3TQ, level 2	10,050	London	Leased	August 11, 2028
155 Bishopsgate, London EC2M 3TQ, level 3	20,857	London	Leased	October 30, 2035
155 Bishopsgate, London EC2M 3TQ, level 4	16,813	London	Leased	October 30, 2035
155 Bishopsgate, London EC2M 3TQ, level 5	37,355	London	Leased	October 30, 2035
155 Bishopsgate, London EC2M 3TQ, level 8	19,084	London	Leased	August 1, 2025
42 Rue Washington and 29 Rue de Berri, Floors 1 & 5, 1st & 4th Basement	21,273	Paris	Leased	January 10, 2033

222 W. Adams St, Suite 450, Chicago, Illinois 60606	21,580	Chicago	Leased	December 31, 2029
140 E 45th St 10th & 11th Floor, 2 Grand Central Tower, New York 10017	25,058	New York	Leased	July 31, 2030
EMEA
Our principal EMEA region offices are located in London and Paris as shown in the table above.
Americas
Our principal Americas offices are located in New-York and Chicago as shown in the table above.
APAC
Our principal APAC offices are located in Hong Kong, Singapore and Sydney and consist of an aggregate of approximately 23,000 square feet of leased office space. In 2024, we successfully consolidated our 4 historical Hong Kong offices into one to increase operational efficiency.
Other Locations
We also lease other space across the EMEA, Americas and APAC regions consisting of approximately 95,000 square feet across 37 properties.
These facilities accommodate our principal executive offices. We proactively re-evaluate our office needs and we believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any expansion of our operations.
For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Note 5 to our consolidated financial statements included elsewhere in this
Annual Report.
Item 4A.Unresolved Staff Comments
None.

Item 5.Operating and Financial Review and Prospects
You should read the following discussion of our operating and financial review and prospects in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report.
This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this
Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements.
The information relating to a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2023, as set forth under the heading “Management’s discussion and analysis of financial condition and results of operations”  as described in our final prospectus filed with the SEC on October 31, 2024, pursuant to Rule 424(b)(4), is incorporated by reference.
Overview
Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution and hedging services across a range of our asset and product classes. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We consider these trends to elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.
Our business is organized into four closely connected services, which combine to provide our clients with access to the full value chain in our industry from clearing to execution. Clearing is at the heart of our business, providing the infrastructure that connects clients to global exchanges.
We also offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are characterized by a deep understanding of products, markets and clients’ needs. Our five segments, which consist of our four reporting business segments—Clearing, Agency and Execution, Market Making and Hedging and Investment
Solutions—and our Corporate reporting segment, are:
•Clearing: Clearing is the interface between exchanges and clients. We provide the connectivity that allows our clients access to exchanges and central clearing houses.
As clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets in Europe and the Americas and have growing capabilities in APAC.
•Agency and Execution: Utilizing our deep market knowledge, we are able to match buyers and sellers by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution business primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an OTC basis.

•Market Making: We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market
Making business primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are well diversified across geographies and asset classes.
•Hedging and Investment Solutions: We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.
•Corporate: Our Corporate segment provides key services to our other business segments. Corporate (i) houses our control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support the operating segments; (ii) manages our resources, makes investment decisions and provides operational support to our other business segments and manages our funding requirements; and (iii) includes interest income that we receive from interest on our house cash balances. The adjusted profit before tax from our Corporate segment includes expenses related to costs of the functions that are not recovered by our other operating segments and corporate costs.
Recent Developments
(a) Interim dividend
The Group approved the payment of a dividend of $0.14 per share to be paid on March 31,
2025, to the shareholders on record at the close of business on March 17, 2025.
(b) Acquisition of Aarna Capital Limited
On October 2, 2024, the Group announced the acquisition of Aarna Capital Limited to strengthen the Clearing business and expand operations in the Middle East. This strategic investment is expected to enhance the regional client footprint and service capabilities. Regulatory approvals are progressing with final due diligence, with completion expected in Q2 2025.
(c) Acquisition of Hamilton Court Group
On October 9, 2024, the Group announced that it had agreed terms to acquire Hamilton
Court Group to expand the Group’s foreign exchange services. The acquisition is consistent with the strategy to bring in new clients and new capabilities onto its platform. The acquisition is progressing, with regulatory approvals and due diligence being completed and is expected to complete in Q2 2025.
Key Factors Affecting Our Performance and the Comparability of Our Financial Results
Volatility in Commodity Prices and General Economic Activity Levels
We generate revenue primarily from commissions and the spreads we make facilitating and executing client orders as part of our Clearing, Agency and Execution, Market Making and Hedging
and Investment Solutions businesses. These revenue sources depend substantially on client trading volumes and commodity pricing levels, which are affected by a wide range of factors, many of which are beyond our control. These factors include volatility and pricing levels in commodities, currency, securities and other markets and inflation rates and general economic conditions and developments.

High volatility and rising commodity prices generally increase trading activity, whereas low volatility and declining commodity pricing levels generally reduce trading activity and our commission revenue. Reductions in economic activity and growth levels, particularly in emerging markets, also reduce trading activity.
Geopolitical developments, including, but not limited to, the imposition of sanctions, tariffs or embargoes against a specific country or parties, civil unrest, terrorist activity, domestic military intervention or revolution and international armed conflicts, impact the production, availability and cost of certain commodities from time to time and can cause substantial volatility in related commodity prices. For example, in 2022, the energy, grain and metals markets experienced significant volatility due to Russia’s invasion of Ukraine. Energy markets in particular were affected by the extensive sanctions that the United States, the European Union, the United Kingdom and
others imposed on Russia and certain Russian government officials, private individuals and
Russian companies. In 2021, Russia accounted for 45% of all coal imports by value and 25% of all petroleum oil imports by value into the European Union, as compared to 21% and 17%, respectively, for 2022. Following the introduction of sanctions on Russian oil and coal exports, the price of oil, gas and coal increased. Given Ukraine is a large producer of grain for global markets, the disruption of trade flows caused by the Russian invasion also significantly impacted activity in the agricultural markets.
Russia’s invasion of Ukraine also disrupted metal production, including nickel, palladium and raw aluminum, leading to price increases across all three commodities. Nickel market prices doubled to more than $100,000 per ton on March 8, 2022, which led the LME to temporarily suspend trading in nickel. This significant increase in volatility resulted in increased client activity and higher revenue in our Market Making and Clearing businesses, particularly in the first half of
2022.
A reduction in the production or availability, or increase in the cost, of relevant commodities
(or a market perception that changes with respect to these factors has or may become likely)
generally results in increased volatility. In the short term, higher volatility generally leads to an increase in commodities trading volumes and commissions for our business. However, if geopolitical developments impact production or the availability of a relevant commodity for an extended period, trading volumes may be reduced. Lower volumes of associated economic activity could also adversely impact our financial performance. The impact of any significant increase in volatility or disruption in commodity markets is seen most notably in our Market Making business.
For example, trading volumes in our Market Making business increased approximately 30% year-
on-year in 2022, with higher levels of client activity in both energy and metals markets caused by
Russia’s invasion of Ukraine and the nickel market as described above, which more than offset lower trading volumes in the agricultural markets due to supply disruptions.
There are generally fewer providers of liquidity during periods of volatility, which leads to wider bid-offer spreads and increased commodity hedging. These conditions present us with an opportunity to increase our trading volumes and revenue in our Market Making business. In
Clearing, increased client trading volumes generally translate to higher commission revenue.
Expansion and Consolidation through Acquisitions and Investments in New Capabilities
We have expanded our business substantially through acquisitions and investments in new capabilities. As a result, we have extended both our product coverage and geographic footprint and substantially increased the scale and scope of our business.
Industry Competition and Employee Compensation

The success of our business depends upon our ability to offer competitive products and services, which is underpinned by having a strong employee base, including front-office staff, who help to provide our competitive products and services to our growing client base.
Interest Income
As part of our Clearing and Hedging and Investment Solutions businesses, we maintain large cash and financial instrument (including Treasury Bills) balances on behalf of clients with exchanges,
Clearing Houses, brokers and banks. We also maintain our own cash balances. We earn interest on these balances and do not pay interest on all client balances. Accordingly, we are generally able to retain a significant portion of the interest we earn on such balances. Because of the size of our cash and holdings of investable securities, movements in interest rates can have a significant impact on our results of operations and financial condition.
Interest rates may change for a variety of reasons, including external factors outside of our control, such as government macroeconomic policies and responses to levels of inflation. If interest rates fall in future periods, our NII will likely decrease. Although we share interest income with certain clients, we generally retain a significant portion of the interest we earn. As a result, lower interest rates would negatively impact our NII.
Climate Change
We provide liquidity to and match counterparties across key energy markets, including crude oil, residual fuel oil, middle distillates, naphtha and gasoline, as part of our Agency and
Execution and Market Making businesses. Changes in laws, regulations, policies, social attitudes, client preferences, market dynamics and technological developments and innovations relating to climate change and the transition to a lower carbon economy have decreased the demand, and therefore size, of the markets for certain energy products where we have historically had significant market shares (such as fuel oil). However, such changes have also created opportunities for us to expand into and capture market share in new energy products (such as renewables). The development and creation of new energy products are less predictable (such as wind power), which may lead to increased levels of volatility.
We have a significant presence in the global agricultural markets, with established teams in
London, New York and Chicago that broker and trade agricultural products, including coffee, cotton, cocoa, dairy, forestry, grains and oil seeds, livestock and sugar. As a result, the physical impacts of climate change and climate change-driven severe weather events have had, and are expected to continue to have, a direct impact on trading volumes in certain products. For example, activity levels in the cocoa, coffee, sugar and grain commodity markets have been impacted by severe weather exacerbated by climate change. In particular, drought has impacted the volume of grain production in Ukraine in recent years, which in turn has reduced volumes of grain in the market.
Reduced volumes in Ukrainian grains and other impacted commodities have led to an increase in hedging activity by market participants and increased our revenue.
Exchange Rates
We report our financial results in U.S. dollars. However, a significant proportion, particularly prior to our acquisition of ED&F Man Capital Markets, of our costs were and are incurred, and a proportion of our trading activity is conducted, in currencies other than the U.S. dollar. Our results of operations and financial condition may therefore be significantly affected by movements in the exchange rates between the U.S. dollar and other currencies, particularly the Pound Sterling and
Euro.
As we have extensive operations in the United Kingdom, including significant back-office and other support staff and lease obligations for office space, any appreciation in the Pound
Sterling against the U.S. dollar would increase our reported expense levels. As our levels of commissions earned are tied to the volume and pricing levels of commodities traded, any appreciation in the Euro against the U.S. dollar would lead to an increase in the level of our reported commissions from trading activity in commodities priced in Euro.
To minimize our exposure to exchange rate volatility, we use foreign exchange forward contracts to hedge our material future dated Pound Sterling commitments. These foreign exchange forward contracts are designated as cash flow hedges and have terms that do not exceed 12 months.
Regulation
We operate in highly regulated jurisdictions and industries. Applicable regulations influence the type of products we may offer clients, and, therefore, these regulations have a significant effect on our revenue and profitability. Our business is subject to direct and indirect regulation by a variety of regulators in multiple jurisdictions, including the FCA in the United Kingdom, the CFTC, NFA,
SEC and FINRA in the United States and the AMF and the ACPR in France. See Item 4B.
“Business Overview—Regulation.” We are required to meet capital adequacy tests in certain jurisdictions to ensure that we have sufficient capital to mitigate risks from market movements and client and counterparty default.
In recent years, and most recently due to the COVID-19 pandemic and Brexit, regulators have developed new regulations and other reforms designed to strengthen the financial system and improve the operation of global financial markets. These regulations have impacted the way we conduct our business. For example, under the IFPR, a prudential regime for U.K.-authorized investment firms, we are subject to consolidated prudential supervision by the FCA.
To ensure regulatory compliance, we have invested, and expect to continue to invest, in our compliance and legal functions. We are also subject to routine and ad hoc internal and external regulatory inquiries and investigations. Additional regulation, inquiries or changes in rules promulgated by the authorities and regulators that oversee our business may also increase our compliance costs.
Applicable regulations also influence the behavior of our clients. In recent years, regulators have generally tightened the capital, leverage and liquidity requirements of commercial and investment banks and taken steps to limit or separate their activities to reduce systemic and contagion risk. The volumes of transactions our clients conduct with commercial and investment banks may be affected by their reactions to any such regulatory changes.
Components of Results of Operations
The following describes certain line items in our consolidated income statement.
Revenue
Our revenue consists of:
Net Commission Income
Sales and brokerage commissions are generated by internal brokers and introducing broker dealers when the customers trade exchange traded derivatives, over- the-counter (“OTC”)
traded derivatives, fixed income securities and equity securities.
We are responsible for executing and clearing the customers’ purchases and sales. As such, we act as principal, and our commission revenue is recognized on a gross basis.

Commissions on exchange traded derivatives and OTC traded derivatives are recognized at a point in time on the trade date when a client order is cleared or executed (i.e. when the performance obligation is satisfied). Commissions on traded securities are sale-based commissions that are recognized at a point in time on the trade date. Sales based commissions are typically a fixed fee per security transaction and in certain instances, are based on a percentage of the transaction value.
Commission charged to customers on clearing transactions recoup clearing fees and other fee expenses incurred. Clearing fees earned represent the recharge of transaction-based fees charged by the various exchanges and clearing organizations at which we or one of our clearing brokers are a member for the purpose of executing and/or clearing trades through them. Clearing fees incurred are generally passed through to clients’ accounts and are reported gross as we maintain control over the clearing and execution services provided, maintain relationships with the exchanges or clearing brokers and have ultimate discretion in whether the fees are passed through to the clients and the rates at which they are passed through. As clearing fees charged are transactional based, they are recognized at a point in time on the trade date along with the related commission income when the client order is cleared or executed.
In connection with the execution and clearing of trades, we are required to pay fees to the executing brokers, exchanges, clearing organizations and banks. These fees are based on transaction volumes and recognized as commission and fee expense on the trade date. We also pay commissions to third-party introducing brokers (individuals or organizations) that maintain relationships with clients and introduce them to us. Introducing brokers accept orders from clients while we provide the accounts, transaction, margining and reporting services, including money and securities from clients. Introducing broker commissions are determined monthly and presented in commission and fee expense in the income statement and settled quarterly. Commission and fee expenses are generally passed through to clients’ accounts. No other costs related to the generation of commission income are included within commission and fee expense.
Net Trading Income
Net trading income includes realized and unrealized gains and losses derived from transactions in OTC derivatives, exchange traded derivatives, equity instruments, stock borrowing and stock lending, reverse repurchase agreements, fixed income securities and foreign exchange.
These transactions are the result of trading activity, being managed at fair value. As such the resulting net trading income includes the gains and losses on transactions executed with clients and other counterparties, and where we enter into these transactions on its own account.
Net trading income also includes fair value movements on the following financial liabilities designated at fair value through profit or loss:
–Structured notes, are hybrid debt securities issued. Fair value movements, excluding those related to own credit risk and interest expense, are recorded in net trading income;
–Repurchase agreements and stock loans, held as part of our trading book, are managed at fair value. The fair value movements, including the realised gain or loss on settlement, and the interest derived from the activity is recorded within net trading income.
In certain transactions, the transaction price of the financial instrument differs from the fair value calculated using valuation models. This difference is called day 1 profit or loss and is recognized immediately in the income statement in net trading income only when:
•the fair value determined using valuation models, is based only on observable inputs or

•the fair value determined using valuation models is based on both observable and unobservable inputs, but the impact of the unobservable inputs in the fair value is insignificant.
In all other cases, the financial instrument is initially recognized at the transaction price, and the recognition of day 1 profit or loss is deferred and amortized through the term of the deal or to the date when unobservable inputs /become observable (if sooner) unless specific factors relevant to the trade require a specific recognition pattern.
Net Interest Income
Interest income includes the interest earned on the cash and financial instruments balances held on behalf of our clients as well as on our own cash balances and  the interest earned from investments in reverse repurchase agreements and US Treasuries which are undertaken on our behalf instead of the facilitation of our market making and opportunistic trading activities. Interest income is calculated using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or the amortized cost of the financial liability.
Interest expense includes interest paid to our clients on their balances and interest paid on debt securities issued and other drawn borrowings. Interest expense is calculated using the effective interest method. The interest expense component of our structured notes, designated at fair value through profit or loss, is also presented in interest expense. This approach aligns with the way that we manage the issued debt securities, as we consider the structured notes to be a source of liquidity and funding and therefore the interest flows are crucial to understanding our interest rate sensitivity.
Net Physical Commodities Income
We enter into contracts to purchase physical commodities for the purpose of selling in the near future (90 days on average) to generate a profit from the fluctuations in prices. In accordance with IFRS 9, these contracts are recognized and measured at fair value, with the resulting fair value gains and losses  included in net physical commodities income. Contracts to purchase and sell physical commodities are provisionally priced at the date that an initial invoice is issued.
Provisionally priced contracts are contracts where the price of the contract is subject to adjustments resulting from these contracts being priced against a future quoted price after settlement of the underlying commodity. Provisionally priced payables and receivables are measured initially and subsequently at their fair value through profit and loss until settlement and are presented within trade payables in the trade and other payables and trade debtors in the trade and other receivables line item in the statement of financial position.
Expenses
Compensation and benefits
Compensation and benefits are mainly comprised of wages and salaries including related employer national insurance contributions and similar taxes, share-based compensation expense
(refer to note 35 to the financial statements for further detail), as well as short-term employee benefits and retirement benefits. For short-term employee benefits, a liability is recognized for the amount expected to be paid if we have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
For retirement benefits, we operate defined contribution schemes. Payments to such defined contribution retirement benefit schemes are recognized as an expense when employees have rendered services entitling them to contributions. We expect to incur compensation and benefits costs with respect to new awards granted to our employees.
Depreciation and Amortization
Depreciation of property, plant and equipment begins when such assets are available for use (i.e., when they are in the location and condition necessary to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset’s estimated useful life.
Software relates to both hosted and internally developed software solutions, both of which have a finite useful economic life of between two and five years. Software is amortized in the income statement on a straight-line basis over the period we expect to benefit from using the software.
Other Expenses
Other expenses mainly relate to expenses for professional fees, non-trading technology and support, trading systems and market data, occupancy and equipment rental, travel and business development and communications. We also anticipate that we will incur additional costs, including related to legal, accounting, insurance and investor relations in connection with our operations as a public company.
Impairment of Goodwill
Goodwill has an indefinite useful economic life and is measured at cost less any accumulated impairment losses. It is tested for impairment annually and whenever there is an indicator of impairment. Where the carrying value exceeds the higher of the value in use or fair value less cost to sell, an impairment loss is recognized in the income statement.
Provision for credit losses
We recognize a loss allowance for expected credit losses (“ECLs”) on investments in debt instruments that are measured at amortized cost or at fair value through other comprehensive income. No impairment loss is recognized for investments in equity instruments. The amount of
ECLs is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. We always recognize lifetime ECLs for trade receivables. ECLs are a probability-weighted estimate of credit losses based on both quantitative and qualitative information and analysis, based on our historical experience and informed credit assessment and forward-looking expectation.
Bargain Purchase Gain on Acquisitions
A bargain purchase results when a business is acquired for less than the fair market value of its net assets, such as if the acquisition date amounts of the identifiable assets, liabilities and contingent liabilities acquired exceed the sum of the fair value of consideration transferred. A bargain gain is recognized in the income statement.
Other Income
Other income relates mainly to a research and development tax expenditure credit.
Share of Results in Associates and Joint Ventures
Our investment in our associates is accounted for using the equity method. Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in our share of net assets of the associate or joint venture since the acquisition date. The income statement reflects our share of the results of operations of the associate.
Tax
Tax expense represents the sum of the tax currently payable and deferred tax. A mix of geographical revenue and costs in any given period drives our effective tax rate. As our business decisions are not driven by a targeted tax rate, but rather by operating activities, this will introduce variability in our effective tax rate year over year, which impacts our net results.
A.Operating Results
For the years ended December 31, 2024 and 2023
The following table sets forth the results of operations for the years ended December 31,
2024 and 2023.

	Year Ended December 31,
	2024	2023
	(m)
	$	$
Consolidated income statement
Commission and fee income ...............................................................................................	1,618.1	1,342.4
Commission and fee expense .............................................................................................	(762.0)	(637.5)
Net commission income ...................................................................................................	856.1	704.9
Net trading income .............................................................................................................	492.4	411.4
Interest income ......................................................................................................................	765.2	591.8
Interest expense ....................................................................................................................	(538.1)	(470.2)
Net interest income ............................................................................................................	227.1	121.6
Net physical commodities income .................................................................................	19.1	6.7
Revenue ............................................................................................................................	1,594.7	1,244.6
Expenses:
Compensation and benefits ............................................................................................	(971.1)	(770.3)
Depreciation and amortisation .......................................................................................	(29.5)	(27.1)
Other expenses ................................................................................................................	(306.3)	(237.4)
Impairment of goodwill .....................................................................................................	—	(10.7)
Provision for credit losses ...............................................................................................	1.7	(7.1)
Bargain purchase gain on acquisitions ..............................................................................	—	0.3
Other income .........................................................................................................................	6.3	3.4
Share of results in associates and joint ventures ............................................................	—	0.8
Profit before tax ...................................................................................................................	295.8	196.5
Tax ......................................................................................................................................	(77.8)	(55.2)
Profit after tax ......................................................................................................................	218.0	141.3
Revenue

Revenue grew by 28% to $1,594.7m (2023: $1,244.6m) driven by robust client activity, market share gains and supportive market conditions, as well as the benefits of our prior acquisitions.
Net Commission Income
Revenue growth was driven by net commission income which increased by 21% to
$856.1m (2023: $704.9m). The increase occurred mainly in Agency and Execution, which increased by 26% to $597.1m (2023: $473.4m) reflecting $64.8m growth from increased customer activity in Energy, $37.9m from our Prime Services business, which we acquired from TD Cowen and $23.2m growth contributed from a strong performance in Credit. Net commission income also notably increased in our Clearing segment which increased by 11%, reflecting favourable market conditions in Metals in the second quarter resulting from revised guidance on Russian metals on the LME, as well as a 30% increase in contracts cleared to 1,116m (2023: 856m).
Net Trading Income
Net trading income rose by 20% to $492.4m (2023: $411.4m). This was driven by our
Hedging and Investment Solutions business, which increased by 27% to $210.3m (2023: $165.7m)
as demand grew for commodity hedging and financial products.
Net trading income was also significantly higher within our Market Making segment which increased 18% to $215.6m (2023: $182.8m). This increase was driven primarily from Metals, which increased by $17.8m, reflecting exceptional market conditions and market sentiment in the second quarter across Copper, Aluminium and Nickel, following revised guidance on Russian metals from the LME, as well as increased trading income from agriculture and securities which increased by
$8.1m and $8.1m respectively.
Net Interest Income
Net interest income increased by 87% to $227.1m (2023: $121.6m). This growth was driven by higher average balances, which increased to $13.5bn (2023: $12.9bn) and higher investment returns, driven by an increase in the average Fed Funds rate to 5.2% (2023: 5.0%), as well as
$26.9m growth from our Prime Services business, which we acquired from TD Cowen.
Net Physical Commodities Income
Net physical commodities income increased by 185% to $19.1m (2023: $6.7m). This increase was primarily due to an increase in sales volumes from physical recycled metal, largely driven by growth in demand for recycled metals.
Expenses
Compensation and benefits
Compensation and benefits expense increased by 26% to $971.1m for the year ended
December 31, 2024 (2023: $770.3m) primarily due to a higher number of average FTEs, which increased to 2,334 (2023: 1,914) reflecting a 22% increase in average front office FTEs and a 22%
increase in control and support FTEs as we continue to invest in our control and support functions.
Depreciation and amortization
Depreciation and amortisation expense increased by 9% to $29.5m for the year ended
December 31, 2024 (2023: $27.1m). The increase was primarily due to the depreciation and amortisation of assets acquired during 2024, which were mainly right of use assets and property, plant and equipment acquired as a result of business combinations.

Other expenses
Other expenses increased by 29% to $306.3m for the year ended December 31, 2024 (2023:
$237.4m). This increase was primarily driven by increased professional fees, $26.1m, primarily driven by activities relating to the preparation of our IPO and the standards of a listed environment, and increased technology costs, $27.6m, driven by platform enhancements and business growth as well as the integration of recent acquisitions.
Tax
Tax expense increased by 41% to $77.8m (2023: $55.2m) driven primarily by an increase in profit before tax to $295.8m (2023: $196.5m). The Group's effective tax rate decreased 200 basis points to 26% (2023: 28%).
Segment Revenue and Adjusted Profit Before Tax
Our revenue and Adjusted Profit Before Tax by operating segment is summarized below.
Years Ended December 31, 2024 and 2023

	Years Ended December 31,
	2024	2023
	(m)
Revenue	$	$
Clearing ...........................................................................................................................	466.3	373.6
Agency and Execution ..................................................................................................	695.2	541.5
Market Making ................................................................................................................	207.8	153.9
Hedging and Investment Solutions .............................................................................	161.5	128.1
Corporate ........................................................................................................................	63.9	47.5
Total Revenue ......................................................................................................................	1,594.7	1,244.6

Adjusted Profit Before Tax ...............................................................................................
Clearing ...........................................................................................................................	247.3	185.0
Agency and Execution ..................................................................................................	107.9	71.9
Market Making ................................................................................................................	65.6	33.3
Hedging and Investment Solutions .............................................................................	42.0	33.8
Corporate ........................................................................................................................	(141.7)	(94.0)
Total Adjusted Profit Before Tax ....................................................................................	321.1	230.0
Clearing
Our Clearing business performed well in 2024, benefiting from higher levels of client activity on our platform as we continued to gain market share, with the total number of contracts cleared up
30% to 1,116.0m in 2024 (2023: 856.0m). This increase reflects a combination of factors, including an increase in the number of higher volume clients as well as a larger mix of clients transacting in financial securities.
Revenue increased 25% to $466.3m (2023: $373.6m), driven by net interest income which rose by
45% to $198.1m (2023: $136.2m) as a result of both higher investment returns, driven by an increase in the average Fed Funds rate to 5.2% (2023: 5.0%), and higher average balances. Net commission income also grew by 11% to $263.0m (2023: $236.2m). Average balances increased
5% to $13.5bn in 2024 (2023: $12.9bn). This growth was driven by a record number of new
Clearing clients combined with a high retention of existing clients.
Adjusted Profit Before Tax increased by 34% to $247.3m (2023: $185.0m) driven by the increase in revenue and improved Adjusted Profit Before Tax Margin which increased by 300bps to
53% (2023: 50%).
Agency and Execution
Revenue increased by 28% to $695.2m (2023: $541.5m), reflecting the benefit of recent acquisitions, primarily the Prime Services business we acquired from TD Cowen, which increased our capital markets capabilities in financial securities, as well as positive market conditions in the energy markets.
Energy revenue increased 30% to $286.3m (2023: $219.8m). This growth was a reflection of strong levels of demand for our environmentals offering as we continue to support our clients'
transition toward a low carbon economy, investments in new desks and capabilities and continued
improvement in activity levels in European Energy markets.
Financial securities revenue increased 27% to $407.2m (2023: $319.8m), driven by our
Prime Services business, which contributed $77.4m growth, as well as growth across Rates, FX and Equities, which grew $15.5m, $4.8m and $2.7m respectively.
Adjusted Profit Before Tax increased 50% to $107.9m (2023: $71.9m) while Adjusted Profit
Before Tax Margin increased 300 bps to 16% (2023: 13%), as we continued to optimise and integrate our acquisitions.
Market Making
Revenue increased by 35% to $207.8m (2023: $153.9m). This was driven by Metals trading which increased by $36.6m, benefiting from unusual market conditions across Copper,
Aluminium, Nickel in the second quarter following revised guidance on Russian metals from the
LME. While this activity normalised in the third quarter, we continued to see strong performance.
Revenue from Securities also grew to $35.6m (2023: $25.5m) primarily reflecting a stronger performance from Equities.
Adjusted Profit Before Tax increased by  97% to $65.6m (2023: $33.3m), while Adjusted
Profit Before Tax Margin increased 10 percentage points to 32% (2023: 22%) reflecting strong revenue growth.
Hedging and Investment Solutions
Revenue grew 26% to $161.5m (2023: $128.1m) driven by increased client activity across both businesses. Hedging Solutions increased 12% to 69.2m (2023: $62.0m) benefiting from volatility across Cocoa and Coffee and favourable market events, while Financial Products increased by 40% to $92.3m (2023: $66.1m) benefiting from positive investor sentiment and equity market performance. We also expanded our product coverage with custom index and FX capabilities and our global footprint which now includes business from Australia and the Middle
East, bringing new clients onto our platform.
Adjusted Profit Before Tax increased by 24% to $42.0m (2023: 33.8m), while Adjusted
Profit Before Tax Margin remained at 26% as we continued to invest in our people and platforms to support business growth.
Corporate

The Corporate segment includes the Group's control and support functions. Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate net interest income is derived through earning interest on house cash balances placed at banks and exchanges.  Revenue in 2024 was 63.9m (2023:
$47.5m), driven by net interest income primarily reflecting higher Corporate cash balances.
Our Corporate Adjusted Profit Before Tax was a loss of $141.7m for the year ended
December 31, 2024 (2023: loss of $94.0m), an increase in the loss of 51%. This primarily reflects the continued investment in our control and support functions to support business growth and the standards of a listed environment.
Non-IFRS Measures and Key Performance Indicators
In addition to our results determined in accordance with IFRS Accounting Standards
(IFRS), we believe the following non-IFRS measures provide useful information both to management and investors in measuring our financial performance for the reasons outlined below.
These measures may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS. The Group changed the labelling of its non-IFRS measures during 2024 to simplify the naming to better align to the equivalent IFRS reported metric for better understanding and communication and enhance transparency and comparability.
Adjusted Profit Before Tax (formerly labelled Adjusted Operating Profit)
We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortisation of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as
“Adjusting Items.” Adjusted Profit Before Tax is an important measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance and hence it is our segments performance measure presented under IFRS Accounting
Standards. Adjusted Profit Before Tax is also presented on a consolidated basis because our management believes it is important to consider our profitability on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted Profit Before Tax is a non-IFRS measure.  The most directly comparable IFRS measure is profit after tax.
We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and
elsewhere in this Annual Report. These events include, among other things, the acquisition of
ED&F Man Capital Markets and impairment of goodwill.
Adjusted Profit Before Tax Margin (formerly labelled Adjusted Operating Profit Margin)
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is profit after tax divided by revenue.

Adjusted Profit After Tax Attributable to Common Equity (formerly labelled Adjusted
Operating Profit after Tax Attributable to Common Equity)
We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After
Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting
Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to AT1 note holders, net of tax, which is the coupons on the AT1 issuance and accounted for as dividends adjusted for the tax benefit of the coupons. Common equity is a non-IFRS measure and we define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit
After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS measure is profit after tax. The most directly comparable IFRS measure to
Common equity is total equity.
Adjusted Return on Equity (formerly labelled Return on Adjusted Operating Profit after Tax
Attributable to Common Equity)
We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to
Common Equity (as defined above) divided by the average Common Equity for the period.
Common Equity is defined as being the equity belonging to the holders of the Group’s share capital.
As a listed entity the Group intends to externally disclose its results on a quarterly basis, consequently Management changed the calculation approach of annual average common equity to be based on a five point average, rather than just the average of the opening and closing period.
Management believes a five point average is more representative of the Group’s financial position over time and therefore enhances transparency and comparability. For the year ended December
31, 2024, Common Equity is calculated as the average balance of total equity minus additional Tier
1 capital as at December 31 of the prior year, March 31, June 30, September 30 and December 31 of the current year. For the year ended December 31, 2023, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital as at December 31 of the prior year and December 31 of the current year.
We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital.
The most directly comparable IFRS measure for Adjusted Return on Equity is Return on
Equity, which is calculated as profit after tax for the period divided by average equity. Average equity is calculated as the average of total equity as at December 31 of the prior year, March 31,
June 30, September 30 and December 31 of the current year. For the year ended December 31,
2023, average equity is calculated as the average balance of total equity as at December 31 of the prior year and December 31 of the current year. As per above, Management changed the calculation approach of annual total equity to be based on a five point average, rather than just the average of the opening and closing period.
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to
Common Equity for the period divided by weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable
IFRS metric is basic earnings per share. This metric has been designed to highlight the Adjusted
Profit After Tax Attributable to Common Equity over the available share capital of the Group.
Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to
Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS metric is diluted earnings per share.
Adjusted Sharpe ratio
We define the Adjusted Sharpe ratio as the ratio calculated as the average of monthly
Adjusted Profit Before Tax divided by the standard deviation of monthly Adjusted Profit Before Tax.
The Adjusted Sharpe ratio is used by management to measure our underlying earnings stability and assess the scale of the increase in our Adjusted Profit Before Tax. The most directly comparable
IFRS ratio is the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax.

	Year Ended December 31,
	2024	2023	2022
	($m, except percentage, earnings per share and ratio)
Non-IFRS Measures
Adjusted Profit Before Tax ..............................................................	321.1	230.0	121.7
Adjusted Profit Before Tax Margin ................................................	20%	18%	17%
Adjusted Profit After Tax Attributable to Common Equity ..........	231.0	162.6	92.7
Adjusted Return on Equity .............................................................	30%	26%	17%
Adjusted Basic Earnings per Share ($)[1] ......................................	3.34	2.46	1.40
Adjusted Diluted Earnings per Share ($)[2] ....................................	3.07	2.31	1.37
Adjusted Sharpe ratio .....................................................................	5.2	4.3	4.1
1.The weighted average numbers of shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 69,231,625, 66,018,514 and
66,051,966 respectively.
2.The weighted average numbers of diluted shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 75,279,454, 70,323,467 and 67,570,821respectively.
We believe that these non-IFRS measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted Profit Before Tax,
Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity,
Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per
Share and the Adjusted Sharpe ratio are measures commonly used by investors to evaluate companies in the financial services industry. However, they are not presentations made in accordance with IFRS, and the use of the terms Adjusted Profit Before Tax, Adjusted Profit Before
Tax Margin, Adjusted Profit after Tax Attributable to Common Equity, Adjusted Return on Equity,
Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe
ratio may vary from others in our industry. Adjusted Profit Before Tax, Adjusted Profit Before Tax
Margin, Adjusted Profit after Tax Attributable to Common Equity, Adjusted Return on Equity,
Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe
ratio (or similar measures) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit after Tax
Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share,

Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio (or similar measures) are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing
Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit after Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted
Earnings per Share and the Adjusted Sharpe ratio as reported by us to Adjusted Profit Before Tax,
Adjusted Profit Before Tax Margin, Adjusted Profit after Tax Attributable to Common Equity, Adjusted
Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the
Adjusted Sharpe ratio as reported by other companies.
Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit after Tax
Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share and
Adjusted Diluted Earnings per Share have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS.
Some of these limitations are:
•they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
•they do not reflect impairment of goodwill;
•they do not reflect certain non-recurring expenses, such as costs associated with the
Group’s IPO;
•other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
•the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
The Adjusted Sharpe ratio has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results or ratios measured or presented under. Some of these limitations are:
•the Adjusted Sharpe ratio measures the resilience in actual earnings and therefore should not be considered as a predictive or determinative tool;
•by definition, the standard deviation included in the calculation of the Adjusted Sharpe ratio is sensitive to outliers, making the measure less relevant to larger, single items, such as non-operating items; and
•the Adjusted Sharpe ratio could be impacted by the timing of ongoing step changes. The timing of our recent large acquisitions has limited this impact and been supportive of higher readings.
Accordingly, prospective investors should not place undue reliance on Adjusted Profit
Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit after Tax Attributable to Common
Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings
per Share or the Adjusted Sharpe ratio.
The following table reconciles: (1) Adjusted Profit Before Tax and Adjusted Profit after Tax
Attributable to Common Equity from the most directly comparable IFRS Accounting Standards measure, which is profit after tax, (2) Adjusted Profit Before Tax Margin from the most directly comparable IFRS Accounting Standards measure, which is profit margin (which is profit after tax divided by revenue), (3) Adjusted Basic Earnings per Share from the most directly comparable

IFRS measure, which is basic earnings per share, (4) Adjusted Diluted Earnings per Share from the most directly comparable IFRS measure, which is diluted earnings per share, and (5) Adjusted
Return on Equity from the most directly comparable IFRS Accounting Standards measure, which is return on equity (which is calculated as profit after tax for the year divided by profit after tax), in each case, for the periods presented below.

	Years Ended December 31,
	2024	2023	2022
	($ millions, except percentage and per share data)
Profit After Tax	218.0	141.3	98.2
Tax	77.8	55.2	23.4
Goodwill impairment charge[1]	—	10.7	53.9
Bargain purchase gains[2]	—	(0.3)	(71.6)
Acquisition costs[3]	—	1.8	11.5
Amortisation of acquired brands and customer lists[4]	5.5	2.1	1.7
Activities relating to shareholders[5]	2.4	3.1	0.5
Employer tax on vesting of the growth shares[6]	2.2	—	—
Owner fees[7]	2.4	6.0	3.4
IPO preparation costs[8]	8.6	10.1	0.7
Fair value of the cash settlement option on the growth shares[9]	2.3	—	—
Public offering of ordinary shares[10]	1.9	—	—
Adjusted Profit Before Tax	321.1	230.0	121.7
Tax and the tax effect on the Adjusting Items[11]	(76.8)	(54.1)	(23.9)
Profit attributable to AT1 note holders[12]	(13.3)	(13.3)	(5.1)
Adjusted Profit after Tax Attributable to Common Equity	231.0	162.6	92.7

Profit Margin	14%	11%	14%
Adjusted Profit Before Tax Margin[13]	20%	18%	17%

Basic Earnings per Share[14]	$2.96	$1.94	$1.39
Diluted Earnings per Share[15]	$2.72	$1.82	$1.36
Adjusted Basic Earnings per Share[14]	$3.34	$2.46	$1.40
Adjusted Diluted Earnings per Share[15]	$3.07	$2.31	$1.37
Total equity	976.9	775.9	677.7
Common Equity[16]	775.6	629.2	523.9
Return on Equity[17]	25%	19%	17%
Adjusted Return on Equity (%)[16]	30%	26%	17%

1.Goodwill impairment charges in 2023 relates to the impairment recognised for goodwill relating to the Volatility Performance Fund S.A. CGU (‘VPF’) largely due to declining projected revenue.
2.A bargain purchase gain was recognised as a result of the ED&F Man Capital Markets division acquisition.
3.Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and
Cowen's Prime Services and Outsourced Trading business.
4.This represents the amortisation charge for the period of acquired brands and customers lists.
5.Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
6.Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
7.Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses.
8.IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
9.Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognised.

10.Costs relating to the public offerings of ordinary shares by certain selling shareholders.
11.Tax and the tax effect on the Adjusting Items represents the tax for the period and the tax effect of the other Adjusting Items removed from Profit After Tax to calculate Adjusted Profit Before Tax. The tax effect of the other Adjusting Items was calculated at the Group’s effective tax rate for the respective period.
12.Profit attributable to AT1 note holders are the coupons on the AT1 issuance, which are accounted for as dividends.
13.Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period.
14.The weighted average numbers of shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 69,231,625, 66,018,514 and
66,051,966 respectively.
15.The weighted average numbers of diluted shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 75,279,454, 70,323,467 and 67,570,821respectively.
16.Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the years ended December 31, 2024 and 2023, Common
Equity is calculated as the average balance of total equity minus additional Tier 1 capital, as at December 31 of the prior year, March 31, June 30, September 30 and December 31 of the current year. As outline above Management changes its calculation approach for Common Equity during the year. Had the prior year been calculated on the same methodology Common Equity would have been $633.3m. Adjusted Return on Equity would have remained 26%.
17. Return on Equity is calculated as profit after tax for the period divided by average equity.
The Adjusted Sharpe ratio is computed as the average of monthly Adjusted Profit Before
Tax divided by the standard deviation of monthly Adjusted Profit Before Tax. The following table reconciles the Adjusted Sharpe ratio from its most directly comparable IFRS  ratio, the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax, for the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(millions, except ratios)
Average monthly Profit After Tax ...................................................	$18.2	$11.8	$8.2
Standard deviation on monthly profit after tax(a) .........................	$3.9	$5.9	$3.0
Sharpe ratio ....................................................................................	4.7	2.0	2.8

Average monthly Adjusted Profit Before Tax ...............................	$26.8	$19.2	$10.1
Standard deviation on monthly Adjusted Profit Before Tax(a) ....	$5.2	$4.5	$2.5
Adjusted Sharpe ratio ..................................................................	5.2	4.3	4.1

(a) In each period, standard deviation is calculated as the square root of the variance of monthly profit after tax relative to the mean. The variance is calculated as the sum of the squares of the difference between monthly profit after tax and the mean profit after tax, divided by the number of months, and the calculation of the ratio is the same for the Sharpe ratio (on a monthly profit after tax basis) and the Adjusted Sharpe ratio (on a monthly Adjusted Profit Before Tax basis).
A reconciliation of Adjusted Profit Before Tax to profit after tax is included above.
Key Performance Indicators
Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry. We regularly monitor the following operating metrics in order to measure our current performance and project our future performance, which are defined as follows:
•“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
•“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
•“Revenue per front-office FTE” means front-office revenue for a given period divided by the average front-office FTE for the same period.

•“Adjusted Profit After Tax Attributable to Common Equity per FTE” means Adjusted
Profit After Tax Attributable to Common Equity divided by the average FTE for the same period.
•“Active clients” means clients that have generated more than $5,000 in revenue for us in a given year.
•“Average balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.
•“Contracts cleared” means the total number of contracts cleared in a given period.
•“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.

	Year Ended December 31,
	2024	2023	2022
FTE ....................................................................................................	2,425	2,167	1,641
Average FTE ....................................................................................	2,334	1,914	1,241
Average front-office FTE ................................................................	1,250	1,028	695.0
Revenue per front-office FTE ($m) ..............................................	1.3	1.2	1.0
Adjusted Profit After Tax Attributable to Common Equity per FTE ($’000) ......................................................................................	99	84	75
Active clients ....................................................................................	5,000	4,059	2,753
Average balances ($bn) .................................................................	13.5	12.9	9.1
Contracts cleared (m) .....................................................................	1,116	856	248
Total Capital Ratio (%) ...................................................................	234	229	266
Seasonality
While we are not materially impacted by seasonality, traditionally financial markets around the world generally experience lower volumes at the end of the year due to a slowdown in the business activities around holiday seasons.
Client Activities
The majority of our balance sheet supports client activity, with approximately 79% of our balance sheet activity driven by client activities as of year ended December 31, 2024. Our balance sheet is made up of short-duration, highly liquid instruments, which we believe drives quicker turnover for these items.
The following table provides a breakdown of our balance sheet by client activities and residual balances as of December 31, 2024:

	Client Activities
	Total	Repurchase Agreements	Securities	Derivatives	Client Balances	Residual
	($bn)
Cash and liquid assets[1] ...................	6.2	—	—	—	2.2	4.0
Trade receivables .............................	7.5	—	—	—	6.9	0.6
Reverse purchase agreements ......	2.5	2.5	—	—	—	—
Securities[2] ..........................................	6.5	—	6.5	—	—	—
Derivative assets ..............................	1.2	—	—	1.2	—	—
Other assets[3] .....................................	0.2	—	—	—	—	0.2
Goodwill and intangibles ..................	0.2	—	—	—	—	0.2
Total assets ......................................	24.3	2.5	6.5	1.2	9.1	5.0

Trade Payables .................................	9.7	—	—	—	9.1	0.6
Repurchase agreements .................	2.3	2.3	—	—	—	—
Securities[4] ..........................................	6.7	—	6.7	—	—	—
Debt securities ..................................	3.6	—	—	—	—	3.6
Derivative instruments .....................	0.7	—	—	0.7	—	—
Other liabilities[5] .................................	0.3	—	—	—	—	0.3
Total liabilities .................................	23.3	2.3	6.7	0.7	9.1	4.5
Net assets .........................................	1.0
Total equity ......................................	1.0

1.Cash and liquid assets include cash and cash equivalents, fixed income securities pledged as collateral and fixed income securities unpledged.
2.Securities assets include equity instruments and stock borrowing.
3.Other assets are inventory, corporate income tax receivable, deferred tax, investment in associate, investments, right-
of-use assets, and property plant and equipment.
4.Securities liabilities are stock lending and short securities.
5.Other liabilities are short term borrowings, deferred tax liability, lease liability, provisions and corporation tax.
B.Liquidity and Capital Resources
Our primary sources of liquidity include cash from operations, proceeds from the Structured
Notes Program and the Public Offer Program, drawdowns under our Credit Facilities and the EMTN
Program, proceeds from the AT1 Securities and Tier 2 Notes and proceeds from the Senior Notes
Offering. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing and financing activities for a period of 12 months after the financial statement issuance date.
We require, and will continue to require, significant cash resources to, among other things, post margin with exchanges for client trades, invest into higher yielding permissible investments, pay employee compensation and fund acquisitions while maintaining regulatory minimums. One such regulatory minimum is the K-factor capital requirement, which reflects an assessment of market, credit and operational risk for a company’s operations as defined by the IFPR regulations.
For the years ended December 31, 2024 and 2023, we were subject to regulatory minimum K-
factor capital requirements of $256 million and $185 million, respectively, and we had $723 million and $538 million total regulatory capital available for the same periods, respectively. Growth in our

K-factor requirements was due to a combination of revenue and balance sheet growth and client activity.
We hold excess capital to support our credit ratings and had a total capital ratio of 234%
and 229% for the years ended December 31, 2024 and 2023, respectively, and $1,060 million and
$739 million in liquidity headroom as of December 31, 2024 and 2023, respectively. Our total capital ratio is calculated by taking our total capital resources divided by the capital requirements under the
IFPR during the relevant period. We calculate our liquidity requirement as the maximum cumulative outflow based on stress scenarios that consider a combination of systemic and idiosyncratic factors. The liquidity headroom (surplus liquid assets above the liquidity requirement) is monitored by executive management and the Board based on approved limits and early warning indicators.
The risk-adjusted capital framework (“RACF”) is used to evaluate the capital adequacy of financial institutions. The RACF is used to derive a risk-adjusted capital ratio (“RAC ratio”) by comparing a company’s measure of capital, which is total adjusted capital including equity and hybrids, to the risks undertaken by a company as measured by risk-weighted assets (“RWAs”)
including credit, market, operational and counterparty risk exposure. The RAC ratio reflects a company’s relative level of capitalization in the context of the economic and industry risks it is exposed to and measures the capital amount available for the company to absorb losses. To determine a company’s RWAs, the risk exposure amount is multiplied by the associated risk weight.
The RACF is calibrated so that a RAC ratio of 8% means that a company should have sufficient capital to withstand a substantial stress scenario in developed markets. As of December 31, 2024 and December 31, 2023, we calculated our RAC ratio for S&P Global Ratings to be 12.0% and
11.2%, respectively, and our leverage ratio was 3.3 times and 4.0 times for the same periods, respectively.
In addition, on October 15, 2024 we filed a Senior Notes Registration Statement to offer, on a continuous basis, up to $700 million in aggregate principal amount, or the equivalent thereof in any other currency, of Senior Notes due nine months or more from date of issue. In conjunction with the Senior Notes Registration Statement, we entered into a senior indenture with Citibank, N.A. as
Trustee. On October 30, 2024 we completed an offering under this Senior Notes Registration
Statement and received net proceeds of $596.7m. The notes have a fixed interest rate of 6.404%, mature in November 2029 and are rated BBB- by both S&P and Fitch. The Senior Notes contain features such as an optional redemption clean-up call; offer to repurchase upon a change of control; and interest rate adjustment based on ratings events. The Senior Notes do not have any financial covenants.
In January 2023, the company completed a public offering of senior unsecured Euro
Medium Term Notes (EMTNs) of aggregate principal €300 million. The notes have a fixed interest rate of 8.375%, mature in February 2028 and are rated BBB- by both S&P and Fitch. The EMTNs contain features such as early redemption calls related to refinancing (clean-up call, par call); early redemption linked to tax law changes; and a negative pledge condition. The EMTNs do not have any financial covenants.
The company has a committed unsecured Revolving Credit Facility (Marex Revolving
Credit Facility) of $150 million with a maturity date of June 2026. The Marex RCF has non-financial covenants consistent with typical covenants for this type of facility and the following financial covenants:
•Total Leverage Ratio to be less than 3.00x
•Interest Coverage Ratio to be greater than or equal to 3.00x
•Tangible Net Worth to be greater than $250m

The company, through its subsidiary MCMI, has a committed unsecured Revolving Credit
Facility (MCMI Revolving Credit Facility) of $125 million with a maturity date of May 2025. The
MCMI RCF has non-financial covenants consistent with typical covenants for this type of facility and the following financial covenants:
•Minimum Total Regulatory Capital at all times of $500 million
•Minimum Excess Net Capital at all times of $50m with the exception that on up to three instances per quarter, for a maximum of 5 consecutive business days per occurrence,
Excess Net Capital is permitted to be below $50m but must remain above $40m at all times.
•Maximum Total Leverage Ratio (defined as indebtedness outstanding (exclusive of subordinated facilities) divided by total regulatory capital) of 50%. Indebtedness excludes securities financing facilities and intercompany facilities that are subordinated or covered by an intercreditor agreement acceptable to the Administrative Agent.
•Minimum Net Capital at all times of $350m
•One Zero Loan Days per 30-day period
In addition to the above many of the Group’s material operating subsidiaries are subject to regulatory restrictions and minimum capital requirements, please refer to Note 31 of the financial statements included within this Annual Report for for further detail.
Based on our forecasts, we believe that cash flows from our operations, available cash on hand and available borrowing capacity under our Credit Facilities and security issuance programs outlined above will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including any future acquisitions. We could be required, or could elect, to seek additional funding through public or private equity or debt financings.
1Total capital ratio is calculated as total capital resources over capital requirement under IFPR regime.
2Minimum capital requirement is determined by the Own Funds Threshold Requirement based on Marex’s latest Internal
Capital Adequacy and Risk Assessment (“ICARA”) process.
3Regulatory capital represents tangible equity and other instruments that qualify as regulatory capital.

4. Funding sources include $3.6bn of debt securities and $0.2bn of AT1.
Cash Flows
Years ended December 31, 2024 and 2023
The following table summarizes our key cash flows for the year ended December 31, 2024 and 2023:

	Years Ended December 31,
	2024	2023
	(m)
	$	$
Net cash from operating activities ...........................................................................	1,163.5	735.0
Net cash used in investing activities .......................................................................	(35.3)	(97.6)
Net cash used in financing activities .......................................................................	(37.2)	(72.8)
Net Cash From Operating Activities
Net cash from operating activities was $1,163.5 million for the year ended December 31,
2024 as compared to $735.0 million for the year ended December 31, 2023. The increase was due primarily to an increase in net stock borrowing and lending and trade and other payables, offset by a decrease in trade and other receivables and increase in equity instruments.
Net Cash Used In Investing Activities
Net cash used in investing activities was $35.3 million for year ended December 31, 2024 as compared to $97.6 million for the year ended December 31, 2023. The decrease was due primarily to a lower acquisition activity during 2024 compared to 2023.
Net Cash Used in Financing Activities
Net cash used in financing activities was $37.2 million for the year ended December 31,
2024 as compared to $72.8 million for the year ended December 31, 2023. The decrease was due primarily to the receipt of proceeds from the issuance of ordinary shares in the IPO, partly offset by the $77.1million of dividends paid to shareholders and holders of AT1 securities during the period ended December 31, 2024.
Contractual Obligations and Commitments
In the normal course of business, we enter into various contractual obligations that may require future cash payments. The table below sets forth our contractual obligations and commitments to make future payments by type and period as of December 31, 2024 and December
31, 2023.

Contractual Obligations	Total	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years
						(m)
Repurchase agreements .............................	2,305.8	—	2,305.8	—	—	—
Short securities .............................................	1,704.6	—	1,704.6	—	—	—
Amounts due to exchanges, clearing houses and other counterparties ................	1,501.5	1,218.8	282.0	0.7	—	—

Amounts payable to clients .........................	7,270.8	7,270.8	—	—	—	—
Trade payables .............................................	470.2	3.6	463.4	3.2	—	—
Other creditors ..............................................	17.3	6.0	4.9	4.1	2.3	—
Stock lending .................................................	4,952.1	4,804.5	147.6	—	—	—
Short term borrowings ..................................	152.0	—	152.0	—	—	—
Debt securities ..............................................	3,604.5	—	1,235.8	883.8	1,434.9	50.0
Lease liabilities ..............................................	104.3	—	3.7	10.3	52.9	37.4
Total non-derivative financial liabilities as of December 31, 2024 ........	22,083.1	13,303.7	6,299.8	902.1	1,490.1	87.4

	Total	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years
	(m)
Repurchase agreements .............................	3,118.9	—	3,118.9	—	—	—
Short securities .............................................	1,924.8	1.3	1,923.5	—	—	—
Amounts due to exchanges, clearing houses and other counterparties[1] ..............	1,461.9	1,461.9	—	—	—	—
Amounts payable to clients[1] ........................	4,899.1	4,899.1	—	—	—	—
Trade payables[1] ............................................	16.1	16.1	—	—	—	—
Other creditors[1] .............................................	18.1	6.5	9.8	1.8	—	—
Stock lending .................................................	2,323.3	—	2,323.3	—	—	—
Debt securities ..............................................	2,216.3	—	440.2	868.2	889.4	18.5
Lease liabilities ..............................................	57.8	—	3.4	10.4	31.5	12.5
Total non-derivative financial liabilities as of December 31, 2023 ........	16,036.3	6,384.9	7,819.1	880.4	920.9	31.0
1.  The Group has enhanced the granularity of categories presented within 'Trade and Other Payables' to better depict the nature of these balances. Prior year comparatives have been aligned for consistency of presentation.
C.Research and Development, Patents and Licenses, etc.
During the ordinary course of business, the Group develops new financial products and service offerings and the Group does obtain tax credits from certain qualifying research and development costs in the UK . Overall research and development, patent and licenses do not form a core part of the Group’s operations.
D.Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.Critical Accounting Estimates
Critical accounting judgements and key sources of estimation uncertainty are discussed in note 4 to the financial statements.

Item 6.Directors, Senior Management And Employees
A.Directors and Senior Management
Executive Officers and Directors
The following table presents information about our current executive officers and directors as of
March 3, 2025.

Name	Age	Position
Executive Officers
Ian Lowitt .......................................................	61	Chief Executive Officer and Director
Rob Irvin ........................................................	47	Chief Financial Officer and Director
Paolo Tonucci ...............................................	56	Chief Strategist and CEO of Capital Markets
Simon van den Born ....................................	57	President
Thomas Texier ..............................................	51	Group Head of Clearing
Nilesh Jethwa ...............................................	46	Chief Executive Officer of Marex Solutions

Board of Directors
Robert Pickering ...........................................	65	Chair
Konstantin Graf von Schweinitz .................	63	Director
Sarah Ing .......................................................	58	Director
Linda Myers ..................................................	60	Director
Roger Nagioff ................................................	60	Director
John W. Pietrowicz ......................................	60	Director
Henry Richards .............................................	40	Director
Executive Officers
The following is a brief summary of the business experience of our executive officers.
Ian Lowitt has served as our Chief Executive Officer since January 2016 and on our Board since
November 2012. Mr. Lowitt joined us in November 2012 as Chief Financial Officer. From 2008 to 2012,
Mr. Lowitt was at Barclays Bank where, after the acquisition of Lehman Brothers, he managed the integration of the businesses and support functions and served as the Chief Operating Officer of Barclays
Wealth America. From 1994 to 2008, Mr. Lowitt worked at Lehman Brothers in a variety of roles, including
Head of Corporate Development and Strategy, Global Treasurer and Head of Tax, Chief Administrative
Officer (Europe), Co-Chief Administrative Officer and later as Chief Financial Officer. Mr. Lowitt holds a
Master of Science in Economics and a Master of Arts in Philosophy, Politics and Economics from the
University of Oxford, which he attended as a Rhodes Scholar, and a Bachelor of Science and a Master of
Science in Electrical Engineering from University of Witwatersrand in Johannesburg.
Rob Irvin joined us as Chief Financial Officer in March 2023 and has served on our Board since
May 2023. From 2011 to 2022, Mr. Irvin worked at HSBC, where he held Chief Financial Officer roles for both the Private Bank and Investment Banking divisions. Mr. Irvin is a Chartered Accountant, having started his career at Deloitte. Mr. Irvin holds a Bachelor of Arts with Honours in Economics and Social
History from University of York.
Paolo Tonucci has served as our Chief Strategist and CEO of Capital Markets since May 2023.
Mr. Tonucci joined us in May 2018 as Chief Operating Officer and served as Chief Financial Officer between October 2020 and April 2023. From January 2014 to April 2018, Mr. Tonucci served as Group

Treasurer at the Commonwealth Bank of Australia based in Sydney, where he was responsible for funding, capital, asset and balance sheet management and investment of group liquidity. From
September 2008 to December 2013, Mr. Tonucci served as the Head of Balance Sheet Management and later as the Head of Funding and Liquidity and Head of Africa Treasury at Barclays. From December 1996
to September 2008, Mr. Tonucci worked at Lehman Brothers in London and New York in various roles including Global Head of Asset and Liability Management, Global Head of Financial Planning,
International Treasurer and later as Global Treasurer, where he sat on the board of several management committees. Mr. Tonucci is a Chartered Accountant and holds a Master of Arts in Economics from the
University of Cambridge.
Simon van den Born has served as our President since June 2019. Mr. van den Born joined us in 2010 as Managing Director and Global Head of Metals and served on our Board from January 2016 to
February 2021. From 2004 to 2010, Mr. van den Born worked at Valhalla Capital Management as a
Portfolio Manager, and from 1994 to 2002, he worked at Goldman Sachs in the Commodity Index and
Metals teams.
Thomas Texier has served as our Group Head of Clearing since July 2020. From April 2015 to
July 2020, Mr. Texier served as Managing Director and later as Chief Operating Officer of R.J. O’Brien’s
London business, where he was responsible for the global IT organization and served on their Executive
Committee. From July 2002 to March 2015, he held several roles at Kyte Group London, prior to which he served as Operations Manager at FCT Europe Limited between August 2001 and June 2002 and as
Deputy General Manager at Société Générale in Japan between November 1997 and July 2001. Mr.
Texier holds a Master of Management from the Kedge Business School in France.
Nilesh Jethwa is Chief Executive Officer of our Marex Solutions business, which he set up in
2017. From April 2008 to December 2016, Mr. Jethwa worked at Leonteq, which he helped launch and ultimately went public on the Swiss Stock Exchange, where he ran their Markets Division, managing trading, sales, structuring, quantitative analytics and treasury. From July 2000 to March 2008, he worked at Lehman Brothers as an Executive Director and the Head of Single Stock Exotics, trading for Europe and the Middle East. Mr. Jethwa is also a Trustee of Noah’s Ark Children’s Hospice. Mr. Jethwa holds a
Master of Arts in Mathematics from the University of Cambridge.
Board of Directors
The following is a brief summary of the business experience of our board of directors. See above for a summary of the business experience of Ian Lowitt and Rob Irvin.
Robert Pickering has served on our Board since September 2021, becoming Senior
Independent Director in March 2022 and then Chair of the board in October 2023. Mr. Pickering previously served on the board of directors of Itau BBA, the investment banking arm of Itau Unibanco.
From 1985 to 2008, Mr. Pickering held a variety of positions at Cazenove, where he built its financial advisory practice and grew its wealth management division, becoming its first Chief Executive. Robert also negotiated and led Cazenove’s successful joint venture with JPMorgan in 2004. Since leaving
Cazenove, Mr. Pickering has focused on a portfolio career, acting as an advisor to private individuals and boards, mainly in financial services. Mr. Pickering’s extensive experience on various boards has included a variety of corporate transactions including IPOs, mergers, fundraisings and private equity. Mr. Pickering holds a Master of Arts in Law from the University of Oxford.
Konstantin Graf von Schweinitz has served on our Board since September 2021 and as Chair of the risk committee since August 2022. Prior to these roles, from 1988 to 2007, Mr. Graf von Schweinitz held a variety of executive positions at Kleinwort Benson and then Dresdner Group, including Head of
Risk Management for investment banking. Mr. Graf von Schweinitz also serves as an independent chair of SG Kleinwort Hambros Bank and as a non-executive director at Egerton Capital. He holds Bachelor of
Arts and Master of Arts degrees in History and Economics from the University of Oxford.

Sarah Ing has served on our Board since July 2021, serving as Senior Independent Director since October 2023 and as Chair of the audit and compliance committee since March 2022. Ms. Ing worked in audit and corporate finance, following which she was an equity research analyst covering the general financials sector from 2008 to 2017. Ms. Ing founded a hedge fund investment management business between 2004 and 2008. She currently serves as an independent non-executive director and committee chair at CMC Markets plc, XPS Group plc and City of London Investment Group plc. Ms. Ing is
a chartered accountant and holds a Bachelor of Science with Honours from Durham University.
Linda Myers has served on our Board since January 2024 and was appointed Chair of our remuneration committee in March 2024. Until 2022, Ms. Myers was a senior partner at Kirkland & Ellis
LLP. During her tenure at Kirkland & Ellis, she served on the firm’s global management committee from
2010 to 2020, chaired the committee responsible for firm policies, served on two committees responsible for compensation and established a number of diversity-focused task forces and initiatives. Ms. Myers also serves as the chair of the board of directors of the National Philanthropic Trust and, for both Gibraltar
Industries and LCI Industries, on the boards of directors and as chair of their respective Nomination and
Governance Committees. She holds a Bachelor of Arts in International Relations and Economics from the
University of Wisconsin-Madison and a Juris Doctorate from the Georgetown University Law Center.
Roger Nagioff has represented JRJ Group on our Board since 2010. Mr. Nagioff is a founding partner of JRJ Group, and from 1997 to 2008, he served in various senior executive positions at Lehman
Brothers, including Global Head of Fixed Income, Chief Operating Officer for Europe and Co-Head Global
Equities. Prior to that, between 1989 and 1997, Mr. Nagioff held a variety of senior positions in the
Equities division at NatWest Markets. He holds a Bachelor of Arts degree in Law from what is now the
University of London.
John W. Pietrowicz joined our Board in April 2024. Mr. Pietrowicz served as Chief Financial
Officer of the CME Group from 2014, until his retirement in April 2023. Mr. Pietrowicz began his career at the CME Group in 2003, where he served on the management team from 2010. From 2012 to 2023,
Mr. Pietrowicz also served as a director of S&P Dow Jones Indices LLC, and from 2020 to 2023, he served on the board of the World Federation of Exchanges. From 2018 to 2022, Mr. Pietrowicz served on the Financial Accounting Standards Advisory Committee, and from 2012 to 2016, he served on the board of Bolsa Mexicana de Valores. Before joining the CME Group, Mr. Pietrowicz served as Chief Financial
Officer for The Merchants’ Exchange, an electronic commodities exchange based in Chicago. Mr.
Pietrowicz has also served as an independent director of Federal Home Loan Bank of Chicago since
January 2025. Mr. Pietrowicz holds a Bachelor of Business Administration in accounting from the
University of Notre Dame and a Master of Business Administration in Finance from Loyola University
Chicago. He is also a Certified Public Accountant.
Henry Richards was a director on our Board from 2018 to 2021, representing JRJ Group and was reappointed to our Board in April 2024. Mr. Richards has 17 years of experience in investment banking and private equity, with special focus on financial services. Since 2015, Mr. Richards has been at
JRJ Group, holding the role of Principal since 2018. From 2014 to 2015, Mr. Richards was a senior associate at Partners Capital LLP. Prior to that, Mr. Richards was an investment banker at JP Morgan. He holds a Bachelor of Arts (Honours) degree in Classics from Durham University.
There are no family relationships among any of our executive officers or directors.
Other than as disclosed in Item 7. “Major Shareholders and Related Party Transactions – Related
Party Transactions” below, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.Compensation
We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board for services in all capacities to us or our subsidiaries for the year ended December 31, 2024, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our Board.
Executive Officer and Director Compensation
The total aggregate amount of remuneration paid and benefits in kind provided to our executive officers and directors for services in all capacities for the year ended December 31, 2024 was $40.5 million. Of that aggregate amount, $12.5 million related to remuneration paid to members of our Board. These aggregate amounts include remuneration paid, bonuses paid for the year, amounts received under the incentive plans described below under “—Equity Incentive Plans,” contributions to pensions and other retirement benefits, excess retirement benefits, compensation for loss of office and consideration paid to third parties for directors’ services. For the year ended December 31, 2024, the highest paid director received remuneration of $6.9 million. One Non-Executive Director of the Company stepped down in
December 2024 and received payment of $76 thousand (being accrued fees in respect of the contractual notice period).
We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our Board or executive officers, although we made defined contribution pension contributions on behalf of, and paid pension allowances to, our directors and executive officers, which are included in the aggregate total above. We do not currently maintain any profit sharing plan for the benefit of our executive officers or directors.
During the year ended December 31, 2024, pursuant to our equity incentive plans described under “—Equity Incentive Plans,” we granted awards to our executive officers and directors in the aggregate amount of $10 million, of which $2.6 million was awarded to the highest paid director. During the year ended December 31, 2024, five executive officers and directors had vestings under the 2021
DBP and six executive officers and directors had vestings under the 2022 DBP. As described below, our executive officers and other employees receive discretionary bonuses, which may be included in a deferred bonus plan or other incentive plan as relevant to such employee. See “—Equity Incentive Plans”
included in this section.
Executive Officer and Director Agreements
We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of 12 months for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. We also entered into customary agreements with our non-executive directors in connection with our IPO.
Equity Incentive Plans
Options and other equity incentive awards are outstanding under the equity incentive arrangements summarized below. The summaries below are qualified in their entirety by reference to the actual text of the plans or arrangements, which are filed as exhibits to this Annual Report.
The number of awards and other interests held by directors and executive officers pursuant to the below arrangements is included in Item 7. “Major Shareholders and Related Party Transactions” below.
Warrants

In 2012, we granted a warrant to Simon van den Born, our President (the “SvdB Warrant”). Mr.
van den Born exercised the SvdB Warrant, and as a result, non-voting ordinary shares were issued to him immediately prior to completion of our IPO as part of the reorganization of our share capital in connection with our IPO. Following the effective 1.88 to one reverse split of our ordinary shares in connection with our IPO, 465,536 ordinary shares were issued upon the exercise of the SvdB Warrant, and a proportion of such ordinary shares were retained by the EBT to satisfy an aggregate $3.5 million exercise price payable to exercise the SvdB Warrant.
In 2019, we granted a warrant to Ian Lowitt, our CEO, entitling him to acquire 268,282 non-voting ordinary shares for $0.000165 per non-voting ordinary share (prior to the 1.88 to one reverse split of our ordinary shares) (the “IL Warrant”). Following the effective 1.88 to one reverse split of our ordinary shares and the completion of our IPO, the IL Warrant was terminated, and Mr. Lowitt will be issued 142,709 ordinary shares in connection therewith on or shortly following the twelve-month anniversary of the completion date of our IPO (subject to earlier distribution in the event of certain corporate events that occur prior to such twelve-month anniversary). In addition, the ordinary shares will not be distributed to
Mr. Lowitt in connection with the termination of the IL Warrant in the event Mr. Lowitt is deemed to be a
“bad leaver” at any time prior to the twelve-month anniversary of the completion date.
Growth Shares
We offered multiple series of growth shares to our employees, including directors and senior managers, since 2010 (the “Growth Shares”). Growth Shares participated in the value of the Company above an initial threshold market capitalization, set at a premium to the market capitalization at the time
Growth Shares were issued. The economic value of each “series” of Growth Share was therefore different, as a result of the changing market capitalization of the Company over the period in which
Growth Shares were issued.
Growth Shares “vested” immediately prior to completion of our IPO, entitling holders to have their
Growth Shares redeemed for either: (i) a cash payment equal to the value of their Growth Shares; or (ii)
non-voting ordinary shares with equivalent value, in each case subject to deductions for any required tax withholding in any jurisdiction. All holders elected for satisfaction in non-voting ordinary shares. The value of the Growth Shares, and the resulting number of non-voting ordinary shares required to be issued to satisfy them, was calculated in accordance with our Articles of Association.
In accordance with the terms upon which the 2016, 2019 and 2020 series of Growth Shares were issued, upon completion of our IPO, holders of those Growth Shares were also issued additional ordinary shares reflecting the value of dividends paid by us since their respective Growth Shares were issued, with the number of additional ordinary shares deliverable to holders calculated on a grossed-up basis, partially compensating holders for the taxes that arose on such additional ordinary shares (the “dividend adjustment”).
Each recipient of the series 2020 Growth Shares remains subject to lock-up arrangements pursuant to which each recipient may not transfer any interest in such number of series 2020 Growth
Shares within one year of completion of our IPO in excess of 33% of the recipient’s series 2020 Growth
Shares and within two years of completion of our IPO in excess of 66% of the recipient’s series 2020
Growth Shares (unless we determine otherwise).
Based on the price of $19.00 per ordinary share at our IPO, the Growth Shares had an aggregate value of $172.5 million (including the value of additional ordinary shares payable to holders of 2016, 2019 and 2020 series of Growth Shares to reflect the dividend adjustment).
The redemption of Growth Shares and delivery of non-voting ordinary shares to holders in satisfaction took place immediately prior to completion of our IPO as part of the reorganization of our share capital in connection with our IPO. Any non-voting ordinary shares acquired in exchange for Growth
Shares were re-classified as ordinary shares at the same time as other non-voting ordinary shares, as described in our Articles of Association and as set forth in Exhibit 2.1 “Description of Securities” attached to this Annual Report.
Growth Options
Series 2010 Growth Options were held by our current and former employees (the “Series 2010
Growth Options”). The value of the Series 2010 Growth Shares underlying the Series 2010 Growth
Options was calculated in the manner described in the Growth Shares section above. The Series 2010
Growth Options had an aggregate value of $1.2 million.
Series 2010 Growth Options “vested” immediately prior to completion of our IPO, which entitled holders to have their Series 2010 Growth Options redeemed for a cash payment equal to the value of their Series 2010 Growth Options. We also offered holders the ability to instead receive Series 2010
Growth Shares with equivalent value. In each case, they were subject to deductions for any required tax withholding in any jurisdiction. Any Series 2010 Growth Shares delivered in satisfaction of Series 2010
Growth Options were then redeemed for non-voting ordinary shares in the same manner as described in the Growth Shares section above. Cash and/or Series 2010 Growth Shares were delivered to holders of
Series 2010 Growth Options immediately prior to the conversion of Growth Shares into non-voting ordinary shares.
As described above for the Growth Shares, the satisfaction of Series 2010 Growth Options took place immediately prior to completion of our IPO as part of the reorganization of our share capital in connection with our IPO. Please see our Articles of Association and as set forth in Exhibit 2.1 “Description of Securities” attached to this Annual Report.
Nil-Cost Options
Nil-cost options over 592,356 non-voting ordinary shares (prior to the effective 1.88 to one reverse split of our ordinary shares) were held by current and former employees pursuant to our 2007
Employee Share Purchase Plan (“Nil-cost Options”). All Nil-cost Options are vested. Following the effective 1.88 to one reverse split of our ordinary shares, Nil-cost Options remained outstanding over
315,092 ordinary shares following the completion of our IPO. Nil-cost Options may be exercised at any time following completion of our IPO.
Retention LTIP, LTIP, 2021 DBP and 2022 DBP
Provisions Common to the Retention LTIP, LTIP, 2021 DBP and 2022 DBP
Form of awards: Awards take the form of a conditional right to receive non-voting shares which are automatically transferred to the participant following vesting.
Non-transferable and non-pensionable: Awards are non-transferable, save to personal representatives following death, and do not form part of pensionable earnings.
Source of Shares: Shares may be newly issued, transferred from treasury or market purchased for the purposes of the Retention LTIP (as defined below), LTIP, 2021 DBP and 2022 DBP.
Variation of capital: The number of shares subject to awards may be adjusted, in such manner as our Board or the remuneration committee may determine, following any variation of share capital of the
Company or a demerger of a substantial part of our business, a special dividend or a similar event affecting the value of shares to a material extent.
Dividend equivalents: Participants may receive an additional payment (or ordinary shares of equivalent value) equal to the dividends which would have been paid during the vesting period. Cash dividend equivalents will be paid following the expiry of any applicable retention period.

Corporate actions: In the event of a change of control, scheme of arrangement or voluntary winding up of the Company (not being an internal corporate reorganization), unless otherwise required by the remuneration requirements of SYSC 19G applicable to our business, awards granted under the
Retention LTIP, 2021 DBP and 2022 DBP will vest early subject, in the case of awards granted under the
Retention LTIP to:
•the extent that the performance conditions have been satisfied at that time; and
•unless the remuneration committee decides it is inappropriate to do so, such reduction in the size of award as the remuneration committee determines appropriate having regard to time elapsed in the normal vesting period and such other factors as it considers appropriate.
If a demerger, special dividend or other similar event is proposed which, in the opinion of the remuneration committee, would affect the market price of ordinary shares to a material extent, then the remuneration committee may decide that awards will vest on the basis set out above.
However, LTIP awards will not vest early in the event of a change of control, scheme of arrangement or voluntary winding up of the Company. For all LTIP awards, and those Retention LTIP,
2021 DBP and 2022 DBP awards which do not vest early but instead remain outstanding on such an event, the remuneration committee has a discretion to make such adjustments to the award, including converting it into a cash-based award, as the remuneration committee may determine, to reflect the event.
In the event of an internal corporate reorganization awards will be replaced by equivalent new awards over shares in a new holding company unless the remuneration committee decides that awards should vest on the basis set out above.
Alterations: The Board may amend the rules of the Retention LTIP, LTIP, 2021 DBP and 2022
DBP as it considers appropriate save that an amendment to the detriment of participants requires their individual or the consent of 75% as a class.
Malus and clawback: The remuneration committee may apply malus or clawback where at any time before or within five years following grant it determines that our financial results were misstated or that an error was made in any calculation or in assessing performance, which resulted in the number of shares in respect of which the award was granted or vested being more than it should have been. The remuneration committee may also apply clawback before or within five years following grant where it determines that, at any time prior to the later of the vesting of an award or the expiry of any retention period:
•the participant committed misconduct that justified, or could have justified, dismissal;
•the participant’s action or omission has contributed to reputational damage to any member of our group;
•there has been corporate failure of any member of our group;
•there has been a failure of risk management; or
•the participant has breached any codes of conduct operated by any member of our group; or
has failed to meet the required standards of fitness and conduct imposed by any regulatory body.
A clawback may be satisfied in a number of ways, including by reducing the amount of any future bonus, by reducing the vesting of any subsisting or future awards, by reducing the number of shares under any vested but unexercised option and/or by either one or both of a requirement to make a cash payment or transfer of shares to us. The circumstances or period over which malus and clawback may be applied shall be adjusted by the remuneration committee to the extent required to comply with any regulatory requirements applicable to our business and/or individual participants. For awards granted under the Retention LTIP, 2021 DBP and 2022 DBP, such clawback provisions will not apply following the occurrence of a takeover or similar corporate event.
Furthermore, to the extent applicable, awards granted under the Retention LTIP, 2021 DBP and
2022 DBP are subject to the terms of any other clawback policy adopted by us, including to comply with applicable SEC and Nasdaq listing requirements.
Retention Long-term Incentive Plan (“Retention LTIP”)
One-off awards were granted to 25 senior employees under the Retention LTIP and, as of
December 31, 2024, are outstanding over in aggregate 1,606,849 ordinary shares (following the effective
1.88 to one reverse split of our ordinary shares and the completion of our IPO).
Retention LTIP awards were not impacted as a result of completion of our IPO, other than being adjusted to incorporate certain required amendments and remain outstanding over ordinary shares. All outstanding shares in the Retention LTIP award vested on the publication of our audited annual financial results for the year ended December 31, 2024, subject to achievement of applicable performance conditions.
If the remuneration committee so determines, an award may be satisfied in whole or in part by a cash payment as an alternative to the issue or transfer of ordinary shares.
Where a participant ceases to hold office or employment with our group (or gives or receives notice) other than for a “Good Leaver” reason (as defined below) under the Retention LTIP on or after the second and before the third anniversary of grant, their Retention LTIP award will immediately lapse as to
33%. The remaining portion of the award will remain outstanding and capable of vesting on its normal vesting date subject to the application of the performance conditions, provided that the award shall immediately lapse if the remuneration committee determines that the participant has been (or will be)
employed or otherwise engaged to provide services to any competitor or restricted business or in circumstances where malus or clawback may be applied to that participant (“Bad Leaver” circumstances).
If a participant ceases to hold office or employment because of: death, injury, disability, sale of their employing company or business unit, or other circumstances as determined at the discretion of the remuneration committee (“Good Leaver” reasons), their award will remain outstanding and capable of vesting on its normal vesting date (subject to pro-ration or such earlier date as the remuneration committee may determine in its discretion), provided that their award shall immediately lapse if Bad
Leaver circumstances apply before the normal vesting date. The extent to which an award will vest in a
Good Leaver situation will depend on:
•the extent to which the performance conditions have, in the opinion of the remuneration committee, been satisfied over the performance period; and
•unless the remuneration committee decides it is inappropriate to do so, such reduction in the size of award as the remuneration committee determines appropriate having regard to time served in the normal vesting period, and such other factors as it considers appropriate.
2021 Deferred Bonus Plan (“2021 DBP”)
The 2021 DBP was operated in connection with annual bonuses paid to employees for the financial year ended December 31, 2021 and provided for the remuneration committee to require deferral of a portion of employees’ 2021 annual bonuses into the form of non-voting ordinary shares (such portion being determined by the remuneration committee). As of December 31, 2024, 2021 DBP awards were outstanding over an aggregate amount of 149,874 ordinary shares.

They vested following publication of our audited annual financial results for the year ended
December 31, 2024 (subject to certain vesting conditions set out in the 2021 DBP). The remuneration committee may reduce vesting levels where it considers it appropriate to do so to reflect such factors as it considers to be relevant.
Where a participant ceases to hold office or employment with our group (or gives notice) other than for a “Good Leaver” reason (as defined below) under the 2021 DBP prior to vesting, any unvested portion of the 2021 DBP award will immediately lapse in full.
If a participant ceases to hold office or employment because of: death, injury, disability, sale of their employing company or business unit, redundancy, mutual agreement or other circumstances as determined at the discretion of the remuneration committee (“Good Leaver” reasons), their award will remain outstanding and capable of vesting on its normal vesting date or such earlier date as the remuneration committee may determine.
2022 Deferred Bonus Plan (“2022 DBP”)
The 2022 DBP was first operated in connection with annual bonuses paid to employees for the financial year ended December 31, 2022 and provides for the deferral of at least 50% of “Material Risk
Takers” 2022 annual bonuses into an award over non-voting ordinary shares and for the remuneration committee to require deferral of a portion of other employees’ 2022 annual bonuses into the form of non-
voting ordinary shares (such portion being determined by the remuneration committee). As of December
31, 2024, 2022 DBP awards were outstanding over an aggregate amount of 688,557 ordinary shares.
The outstanding 2022 DBP awards are expected to vest in two equal annual tranches on the second and third anniversary of the date of grant (or, if later in the relevant year, publication of audited annual financial results for the prior year) (in each case, subject to certain vesting conditions set out in the
2022 DBP).
2022 DBP awards are subject to materially the same terms as the 2021 DBP (as described in the
2021 DBP section above), other than the following terms, which were primarily implemented to comply with regulatory requirements applicable to our business pursuant to SYSC 19G:
•the level and duration of deferral of annual bonuses into 2022 DBP awards is applied for participants that are designated as “Material Risk Takers” in line with the remuneration requirements of SYSC 19G, as applicable to our business, in particular vesting may not be accelerated for Material Risk Takers on cessation of employment or in connection with a corporate event;
•awards may be subject to a retention period, during which the transfer of shares received on vesting is restricted. A mandatory six-month retention period is applied for “Material Risk
Takers;”
•in addition to the clawback provisions set out above, clawback may be applied where there is a material downturn in financial performance or where the participant is found to have contributed to circumstances giving rise to significant losses to our business; and
•a participant will also be treated as a “Good Leaver” if they become a “Career Retiree” as determined by the remuneration committee.
Long-term Incentive Plan (“LTIP”)
Awards were granted to four senior executives under the LTIP and are outstanding over in aggregate 217,509 ordinary shares (following the effective 1.88 to one reverse split of our ordinary shares and the completion of our IPO). LTIP awards were not impacted as a result of completion of our IPO,

other than being adjusted to incorporate certain required amendments and remain outstanding over ordinary shares.
LTIP awards remain capable of vesting on their normal vesting date, being the later of:
September 6, 2026; publication of our audited annual financial results for the year ended December 31,
2025; and assessment of the performance conditions applicable to LTIP awards.
The LTIP is on materially the same terms as the Retention LTIP (as described in the “–Retention
LTIP” and “–Provisions Common to the Retention LTIP, LTIP, 2021 DBP and 2022 DBP” sections above), other than the following terms:
•as all LTIP participants are designated as “Material Risk Takers,” the terms of the LTIP are intended to comply with the remuneration requirements of SYSC 19G, as applicable to our business, in particular vesting may not be accelerated on cessation of employment or in connection with a corporate event;
•LTIP awards are subject to an individual limit of 300% of gross annual basic salary on the grant date (or 400% if the remuneration committee determines that exceptional circumstances apply);
•LTIP awards are subject to a two year retention period, during which the transfer of shares received on vesting is restricted. The retention period may be reduced by up to 18 months at the discretion of the remuneration committee;
•in addition to the clawback provisions set out above, clawback may be applied where there is a material downturn in financial performance or where the participant is found to have contributed to circumstances giving rise to significant losses to our business; and
•a participant will also be treated as a “Good Leaver” if they depart due to redundancy, mutual agreement with us or if they become a “Career Retiree” as determined by the remuneration committee.
Employee Benefit Trust (“EBT”)
We have established the EBT, which currently holds unencumbered ordinary shares that may be used to satisfy the incentive arrangements referred to in this Equity Incentive Plans section. The EBT is constituted by a trust deed between us and an offshore independent professional trustee. The power to appoint and remove the trustee rests with us. As of December 31, 2024, 1,930,957 ordinary shares were held by our EBT.
Global Omnibus Plan
In connection with our IPO, we adopted the Marex Group plc Global Omnibus Plan (“Global
Omnibus Plan”). The Global Omnibus Plan became effective shortly prior to the completion of our IPO.
The Global Omnibus Plan provides for the grant of equity and cash-based incentive awards to our eligible employees and non-employee directors. Non-employees (including, non-employee directors and consultants) are eligible to be granted awards under a Non-Employee Sub-Plan to the Global Omnibus
Plan (the “Non-Employee Sub-Plan”).
The material terms of the Global Omnibus Plan are summarized below. This summary is not a complete description of all provisions of the Global Omnibus Plan and is qualified in its entirety by reference to the Global Omnibus Plan, which is filed as an exhibit to this Annual Report.
Eligibility and Administration

Employees and employee directors of the Company and its subsidiaries are eligible to receive awards under the Global Omnibus Plan. The Global Omnibus Plan is administered by our remuneration committee except with respect to awards to non-employee directors under the Non-Employee Sub-Plan
(discussed below), which are administered by the Board, each of which in turn may delegate its duties and responsibilities (the board, remuneration committee and any authorized delegates are referred to collectively as the “Plan Administrator”). The Plan Administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with and adopt rules for the administration of, the Global Omnibus Plan, subject to its express terms and conditions. The Plan
Administrator also sets the terms and conditions of all awards under the Global Omnibus Plan, including any vesting and vesting acceleration conditions.
Share Reserve and Evergreen
The aggregate number of shares reserved for issuance under the Global Omnibus Plan equals the sum of (i) 7,081,808 shares; (ii) 142,709 shares in respect of an award to Ian Lowitt, our CEO; and (iii)
an annual increase on the first day of each calendar year beginning in 2025 and ending in and including
2034, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such smaller number of shares as determined by our Board (the “Share Reserve”).
For the avoidance of doubt, the Board has the right to determine that no increase should be made to the
Share Reserve. The evergreen provision providing for an automatic increase in the amount of the Share
Reserve (unless otherwise determined by the Board) is intended to provide us with the continuing ability to grant equity awards to eligible employees and employee directors for the ten-year term of the Global
Omnibus Plan and ensure that sufficient shares are within the Share Reserve to meet such awards.
The Share Reserve was increased on 1 January 2025 by the maximum amount of shares permitted under the evergreen provision (being 5% of the outstanding shares as at 31 December 2024).
The aggregate number of shares reserved for issuance under the Share Reserve as at 1 January 2025 was 7,585,743.
Awards
The Global Omnibus Plan provides for the grant of share options, including incentive share options (“ISOs”), conditional awards, restricted shares, share appreciation rights (“SARs”) or any other share- or cash-based awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Global Omnibus Plan. The Global Omnibus Plan contains the ability to impose post-termination exercise restrictions applicable to participants. All awards under the Global Omnibus Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and any post-termination exercise limitations in addition to those set out in the Global Omnibus Plan. Awards other than cash awards generally will be settled in our ordinary shares, but the Plan Administrator may provide for cash settlement of any award. A brief description of each award type follows.
Share Options: Share options provide for the purchase of our ordinary shares in the future at an exercise price set on the grant date. Vesting conditions determined by the Plan Administrator may apply to share options and may include continued service, performance and/or other conditions. For U.S. tax resident participants, ISOs may provide tax deferral beyond exercise and favorable capital gains tax treatment if certain requirements of the Code are satisfied. The exercise price of an ISO may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of
ISOs granted to certain significant shareholders), except with respect to certain substitute options granted in connection with a corporate transaction.
SARs: SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction). Vesting conditions, which may be determined by the Plan Administrator, may apply to SARs and may include continued service, performance and/or other conditions.
Restricted Shares: Restricted shares are non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met. Participants may or may not be required to acquire their restricted shares for a set purchase price. Conditions applicable to restricted shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the Plan
Administrator may determine. Holders of restricted shares generally have all of the rights of a shareholder upon the issuance of restricted shares. Notwithstanding the foregoing, unless otherwise determined by the remuneration committee, the holder of a restricted share will be required to waive their right to all dividends on their restricted shares until vesting. Holders of restricted shares will also be required to enter into certain tax elections (such as Section 431 or 83(b) elections) if required by the remuneration committee.
Conditional Awards: Conditional awards are contractual promises to deliver ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the ordinary shares underlying conditional awards may be deferred under the terms of the award. Conditions applicable to conditional awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the Plan Administrator may determine. Conditional award holders have no rights of a shareholder with respect to ordinary shares subject to conditional awards unless and until such ordinary shares are delivered in settlement. In the sole discretion of the Plan Administrator, conditional awards may also be settled for an amount of cash on the maturity date of the conditional award, or a combination of cash and ordinary shares.
Other Share-or Cash-Based Awards: Other share-or cash-based awards are awards of cash, fully vested ordinary shares and other awards denominated in, linked to, or derived from our ordinary shares or value metrics related to our ordinary shares. Other share-or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Conditions applicable to other share or cash-based awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the Plan Administrator may determine.
Dividend Equivalents: Dividend equivalents represent the right to receive a benefit determined by reference to the value of dividends paid on ordinary shares and may be granted alone or in tandem with awards, including share options and SARs. Dividend equivalents may be settled in cash, ordinary shares or additional awards, delivered at such time as may be determined by the remuneration committee. The remuneration committee shall decide the basis on which the value of such dividends shall be calculated, which may assume the reinvestment of dividends.
Vesting
Vesting conditions determined by the Plan Administrator may apply to each award and may include continued service, performance and/or other conditions. Vesting conditions will be set out in individual award agreements.
IFPR
As the IFPR Rules apply to our business, awards made to “material risk takers” will comply with these requirements. The relevant award agreements will contain vesting conditions, and the Global
Omnibus Plan will include a post-vesting holding period that can be imposed for “material risk takers,” in each case, that comply with the IFPR Rules.
Corporate Events and Adjustments of Awards

The Plan Administrator has broad discretion to take action under the Global Omnibus Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our ordinary shares, such as changes of control, reorganizations, variations in share capital, demergers, special dividends and other corporate transactions. In the event of a “change in control” of the Company, which is not an internal reorganization or merger and unless otherwise restricted by tax, legal or regulatory considerations or the Plan
Administrator, all unvested awards are expected to become vested. In addition, in the event of transactions where the Plan Administrator determines that such transactions are internal reconstructions or reorganizations, the Plan Administrator may treat all awards as surrendered in consideration for the grant of new substantially equivalent awards. The Plan Administrator may also make amendments to the
Share Reserve and/or outstanding awards in the event of a variation of share capital, demerger, special dividend or other similar events or transactions. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Other Key Terms
Sub-Plans: The Plan Administrator may modify award terms, establish sub-plans and/or adjust other terms and conditions of awards, subject to the Share Reserve described above (such Share
Reserve shall only be amended by the Board), in order to facilitate grants of awards subject to the laws of countries outside of the United Kingdom. All awards will be subject to the provisions of the Global
Omnibus Plan and/or any clawback policy implemented by us.
Transferability: With limited exceptions, awards under the Global Omnibus Plan are generally non-transferable and exercisable only by the participant.
Tax: Each participant will be responsible for all taxes, social security contributions and other liabilities arising in respect of their award. To the extent a participant has not otherwise discharged any taxes that may arise in respect of their award, the participant will be required to indemnify and hold us harmless against any such tax. We may demand such amounts under the indemnity, withhold such amounts from payments to the participant (including, from salary, bonus or any other payments of any kind otherwise due to the participant) or make such other arrangements as are determined appropriate with respect to the collection of any such amount (including, selling or withholding ordinary shares).
Plan Amendment and Termination
The Board may amend or terminate the Global Omnibus Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable laws. No awards may be granted pursuant to the Global Omnibus Plan after the tenth anniversary of the earlier of
(i) the date on which our Board adopts the Global Omnibus Plan; and (ii) the date on which our shareholders approve the Global Omnibus Plan.
Non-Employee Sub-Plan to the Global Omnibus Plan
Together with the Global Omnibus Plan, we have adopted the Non-Employee Sub-Plan, pursuant to the authority of our Board under the Global Omnibus Plan, which became effective shortly prior to the completion of our IPO.
The Non-Employee Sub-Plan is to be read as a continuation of the Global Omnibus Plan. In the event of any conflict between the provisions of the Non-Employee Sub-Plan and the Global Omnibus
Plan, the provisions set out in the Non-Employee Sub-Plan prevail. A portion of the fees payable to the non-employee directors, delivered in the form of conditional awards are granted pursuant to the Non-
Employee Sub-Plan of the Global Omnibus Plan.

UK Sharesave Sub-Plan
Together with the Global Omnibus Plan and the Non-Employee Sub-Plan, we have adopted the
UK Sharesave Sub-Plan to the Global Omnibus Plan (the “UK Sharesave Sub-Plan”), pursuant to the authority of our Board under the Global Omnibus Plan, which became effective shortly prior to the completion of our IPO.
The UK Sharesave Sub-Plan is an all-employee savings related share option plan, which has been designed to meet the requirements of Schedule 3 of ITEPA, so that if the Board decides to operate the UK Sharesave Sub-Plan, ordinary shares can be acquired by U.K. employees in a tax-efficient manner.
Under the plan, qualifying employees are able to acquire options over ordinary shares on a tax-
favored basis and at a discount of up to 20% of their market value at the date of grant. To exercise these options, participants will be required to save out of contributions from their salary under a three- or five-
year HMRC-approved savings contract. Savings contributions are subject to a statutory limit, which is currently £500 per month. The Board has discretion to determine whether, and if so, when the UK
Sharesave Sub-Plan will operate.
As of December 31, 2024, no offerings have been made under the UK Sharesave Sub-Plan.
Eligibility; Invitations
If the Board resolves to operate the UK Sharesave Sub-Plan, invitations must be sent to all eligible employees of a participating company and those participating company directors who are required to work a minimum of 25 hours per week. Employees will be eligible, provided they have been employed for any qualifying period determined by the Board, which cannot exceed five years. The Board also has discretion to include any other employee or non-employee director of a participating company. Invitations to apply for options may be issued by the Board at any time.
Option Price
The option price will be determined by the Board and must not be less than 80% of the market value of an ordinary share on the invitation date as determined in accordance with Part VIII of the U.K.’s
Taxation of Chargeable Gains Act 1992 and as agreed in advance with HMRC, or, if greater (and ordinary shares are to be subscribed), the nominal value of an ordinary share.
Savings Contract
To participate in the UK Sharesave Sub-Plan, a qualifying employee will need to enter into an
HMRC-approved savings contract of three or five years agreeing to make contributions of a fixed amount between £5 and £500 per month (or any other maximum amount as directed by the Board under the terms of the UK Sharesave Sub-Plan, subject to any limit permitted by the relevant legislation from time to time) (the “Savings Contract”). Upon expiry of the Savings Contract, the employee may be entitled to receive a tax-free bonus in addition to repayment of the savings contributions. The employee may elect to apply the proceeds of the Savings Contract to exercise the option and acquire ordinary shares.
Alternatively, the employee may choose to withdraw the proceeds of the Savings Contract.
Grant of Options
Employees who enter into Savings Contracts will be granted options to acquire ordinary shares at the option price using the amount saved, including any bonus or interest. Options will need to be granted within 30 days (or 42 days if the applications are scaled down) of the first day by reference to which the option price was set. Options are not transferable (other than on the death of a participant), assignable or chargeable and will lapse immediately in the event of any breach of the transfer prohibition.

Exercise of Options
Options must normally be exercised in whole or in part within six months after the completion of the related Savings Contract, provided the participant remains a director or employee of a participating company. Following the date of exercise, ordinary shares will need to be allotted and transferred to the participant within 30 days.
Options may be exercised early in the event of a participant ceasing employment with us or our subsidiaries because of death, retirement, injury, disability, redundancy, a relevant transfer under the UK’s
Transfer of Undertaking (Protection of Employment) Regulations 2006 or the individual’s employing company or employing part of a business being sold out of our group. On death, options may be exercised by the participant’s personal representatives. A participant’s options will normally lapse if leaving us or our subsidiaries for any other reason.
Options may also be exercised early in the event of a voluntary winding-up of the Company. On cessation of employment for other reasons or if a participant ceases to pay contributions under the related savings contract, options will normally lapse.
Change of Control
Options may be exercised early if:
•any person obtains control of the Company as a result of a general offer to acquire ordinary shares;
•a person (or a group of persons acting in concert) becomes bound or entitled to acquire ordinary shares by serving a notice under sections 979-982 or 983-985 of the Companies Act;
or
•a scheme of arrangement in connection with the acquisition of ordinary shares is sanctioned pursuant to section 899 of the Companies Act.
Options may be exercised within six months of the event. In the event of a reorganization or merger, where the shareholders of the acquiring company are substantially the same as the Company shareholders immediately before the change of control, no options will be exercisable but will be exchanged for equivalent rights.
Rights Attaching to Shares and Transferability
Shares allotted or transferred under the UK Sharesave Plan will rank alongside shares of the same class then in issue. Options are not transferable (except on death) and are not pensionable benefits.
Variation of Capital
In the event of a variation in the equity share capital of the Company including a capitalization or rights issue, sub-division, consolidation or reduction, the Board may adjust the number of ordinary shares subject to the option and the option price, provided that the total option price and total market value of the ordinary shares under option must remain substantially the same. The Board shall give notice to the option holders as soon as reasonably practicable after making such adjustments.
Alterations
The UK Sharesave Plan may at any time be altered by the Board in any respect. However, shareholder approval will be required for any amendment to the extent necessary to comply with applicable laws (except for minor amendments to benefit the administration of the UK Sharesave Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for option holders or for a participating company).
New Awards
In connection with our IPO, we granted, pursuant to the Global Omnibus Plan (i) conditional share awards in respect of 1,133,336 ordinary shares in connection with the deferral of a portion of the annual bonuses to be paid to employees for the financial year ended December 31, 2023, of which awards in respect of an aggregate of 580,554 shares were granted to our executive officers, (ii) conditional shares in respect of 684,173 ordinary shares in connection with retention awards to certain key employees, of which awards in respect of an aggregate of 63,157 shares were granted to our executive officers
(“RLTIP”), (iii) conditional share awards in respect of 234,960 ordinary shares in connection with an IPO employee share award program for our current employees in good standing (other than those employees receiving retention awards pursuant to the foregoing clause (ii)), which awards were based on such employees’ years of service with us and (iv) conditional share awards in respect of 240,613 ordinary shares were granted to our executive officers in connection with annual incentive awards for 2023 (“2023
LTI Awards”) (which were adopted on substantially the same terms as the LTIP described above), in each case based on the IPO price of $19.00 per ordinary share. The retention awards will vest on the third anniversary of the grant date, subject to the achievement of certain pre-established performance targets and the employee’s continued service through such date (provided that employees who incur an earlier qualifying termination will remain eligible to earn the award on the original vesting date). The employee share awards will vest on the third anniversary of the grant date, subject to the employee’s continued
service through such date (or earlier qualifying termination), subject to the terms of the Global Omnibus
Plan and the applicable award agreement in respect of vesting.
Non-Employee Sub-Plan
In November 2024 we also granted, pursuant to the Non-Employee Sub-Plan of our Global
Omnibus Plan, a conditional share awards in respect of 50,520 ordinary shares in connection with the annual fixed award over ordinary shares of the Non-Executive Directors for 2024 (“2024 NED Awards”).
The NED awards will vest on the first anniversary of their grant date, and are subject to Non-Employee
Sub-Plan terms of the Global Omnibus Plan, but are not subject to performance conditions or to any post vesting sale restrictions.
Employee Share Purchase Plan
In connection with our IPO, we adopted the Marex Group plc Employee Share Purchase Plan
(the “ESPP”). The ESPP is designed to allow our eligible employees to purchase ordinary shares, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a
Section 423 component, which is intended to qualify under Section 423 of the Code, and a non-Section
423 component, which need not qualify under Section 423 of the Code. The material terms of the ESPP are summarized below. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to this Annual Report.
Shares Available; Administration
The aggregate number of ordinary shares reserved for issuance under the ESPP equals to the sum of (i) 708,180 ordinary shares and (ii) an annual increase on the first day of each calendar year beginning in 2025 and ending in and including 2034 equal to the lesser of (A) 1% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such smaller number of shares as determined by our Board; provided that in no event will more than 7,081,800 ordinary shares be available for issuance under the Section 423 component of the ESPP. Our Board or the remuneration committee has the authority to interpret the terms of the ESPP and determine eligibility of participants.
The remuneration committee is currently the administrator of the ESPP.

Eligibility
The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. We expect that our employees, other than employees who, immediately after the grant of a right to purchase ordinary shares under the ESPP, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of our shares and other securities, will be eligible to participate in the ESPP. However, consistent with Section 423 of the Code as applicable, the plan administrator may provide that other groups of employees, including, without limitation, those customarily employed by us for twenty hours per week or less or five months or less in any calendar year, will not be eligible to participate in the ESPP.
Grant of Rights
The Section 423 component of the ESPP is intended to qualify under Section 423 of the Code, and shares will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long.
Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period.
Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. No offering periods have commenced under the ESPP at the time of this Annual Report.
The ESPP permits participants to purchase shares through payroll deductions of up to a percentage of their eligible compensation, which includes a participant’s gross base compensation for services to us. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be equal to 20,000 shares. In addition, under the Section 423 component, no employee is permitted to accrue the right to purchase shares under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our ordinary shares as of the first trading day of the offering period).
On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares. The option will expire at the end of the applicable offering period and will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price will be the lower of 85% of the fair market value of a share on the first day of an offering period in which a participant is enrolled or 85% of the fair market value of a share on the purchase date, which will occur on the last day of each purchase period.
Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares.
Unless a participant has previously canceled their participation in the ESPP before the purchase date, the participant will be deemed to have exercised their option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that their accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.
Participation will end automatically upon a participant’s termination of employment.
A participant is not permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.
Certain Transactions
In the event of certain transactions or events affecting our shares, such as any share dividend or other distribution, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (iii) the adjustment in the number and type of shares subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase shares on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.
Plan Amendment
The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval will be obtained for any amendment to the ESPP that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees may participate in the ESPP or as may otherwise be required pursuant to Section 423 of the Code or other applicable law.
Insurance and Indemnification
Our Articles of Association provide that, subject to certain limitations, we may indemnify our directors and executive officers to the maximum extent allowed under applicable law against any losses or liabilities that they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

This report has been prepared in accordance with the provisions of the UK Companies Act 2006 and Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports)
Regulations 2008 (as amended from time to time).
Annual Statement by the Chair of the Remuneration Committee
Dear shareholder,
On behalf of the Remuneration Committee (the "Committee"), I am pleased to present the
Remuneration Report for the year ended December 31, 2024.
This Remuneration Report is the Company’s first since its listing on the Nasdaq stock exchange on April 25, 2024. It is also my first Remuneration Report since I have had the privilege of acting as Chair of the Committee.
This report sets out the Directors' Remuneration Policy for Executive and Non-Executive
Directors (on pages 123 to 150). In accordance with UK legal requirements (which apply by virtue of the
Company being incorporated in the UK), the Company is required to seek approval for the Director's
Remuneration Policy from shareholders at its annual meeting of shareholders, to be held on May
28,2025.
Introduction:
2024 has been a transformational year for the Company with the listing on Nasdaq in April 2024.
This achievement was a significant one for the leadership team and has been reflected in the remuneration awarded to our Executive Directors for the year. During 2024, the Executive Directors focused on delivering against financial as well as strategic performance measures. When considering the bonus outcomes for the Executive Directors and the Group as a whole, the Committee has taken into account the financial performance of the Group and the broader shareholder experience during the year.
Share price performance has been extremely positive and is reflected in the quantum awarded to the
Executive Directors.
Achieving listing was also a busy time for the Committee. We undertook to assess the Company’s legacy incentive arrangements that had been implemented over an extended period to reflect the impact of the IPO. The IPO also gave the Committee the opportunity to refresh and standardize incentive opportunities available to reward employees across the Group. As part of this exercise, we developed the
Global Omnibus Plan.
I am personally very pleased that the Committee was able to support the one-off All Employee
Share Award following the IPO. This award has created the opportunity for all our employees to contribute to and share in the future success of Marex. The Committee also approved management's request to grant a Retention LTIP to 55 employees from across the Company. The participating employees have been identified as having an important part to play in the success of the Company over the three years from listing.
Further details of these awards are included in this Report. The Committee will continue to assess all incentive arrangements and will consider any future management requests to provide incentives to drive and reward excellent performance for the Company and its shareholders.

The IPO also afforded the Committee the opportunity to change the way NEDs are rewarded.
From June 1, 2024, NEDs receive an inclusive base fee for being members of the Board and any applicable committees. The CEO also approved the introduction of a NED annual share award as part of the fixed fees. This step is a further one in an ongoing effort to align the interests of our Board with our
Shareholders. The first set of these annual awards was formally granted in November 2024.
At the December 3, 2024 meeting of the Committee, we assessed the expected share usage required for 2025. As a means of facilitating the Committee's ability to support incentive arrangements, the Committee made the decision to apply the full 5% Evergreen increase allowable under the Global
Omnibus Plan, raising the reserve to 7.6m shares from January 2025. The Committee believes that this decision will provide needed flexibility in the Company's approach to future share award settlements.
Executive Director remuneration - Outcome for 2024
The annual bonus for 2024 was assessed against two measures: Adjusted Profit Before Tax
("PBT") (60% weight in bonus calculation) and Executive Director performance against certain important strategic objectives (40% weight in bonus calculation).
For 2024, the target PBT was set by reference to the budget forecast reviewed and approved by the Board in Q1 of 2024. As more fully described on page 93 Marex achieved Adjusted PBT of $321m, exceeding the maximum performance anticipated at the start of the year by $41m. This performance accomplishment results in full vesting of this component of the annual bonus.
The Committee also reviewed each Executive Director’s performance against a range of strategic objectives, which had a weighting of 40% of the maximum bonus available. The bonus outcomes for the attainment of these key strategic achievements range between 38% and 35% of the maximum 40% for the Executive Directors. Further detail on these objectives is provided in the Assessment of performance against strategic measures section.
The overall bonus outcomes for the Executive Directors for 2024 was 98% of the maximum bonus potential for the CEO and 95% of the maximum bonus potential for the CFO. This result is consistent with the exceptional performance in revenue and profitability, positive share price performance during the year as well as a continued focus on delivering the strategic plan and enhancing value for our shareholders.
In addition to the Annual Bonus, the Committee also rewarded the Executive Directors with a
Long Term Incentive Plan award (the "LTIP") under the Global Omnibus Plan. As more fully described at page 124, the LTIP will vest in three years based on the assessment of performance against performance targets and is subject to a post vesting two year sale restriction on net shares. 60% of annual variable compensation is awarded to the Executive Directors in equity, clearly aligning the interests of the
Executive Directors with those of our shareholders.
In light of the Group's overall strong performance across 2024 as well as the shareholder context set out above, the Committee was comfortable that the formulaic outcome for the annual bonus was fair and appropriate. As a result, no adjustments were made and no discretion was exercised in relation to the outcome of either incentive.

Oversight for Employee Remuneration
In accordance with the Company's overarching Remuneration Policy, the Committee has oversight for reward for the wider employee group. The Committee continues to oversee the assessment of the Material Risk Takers ('MRTs') in accordance with requirements under the Investment Firms
Prudential Regime ("IFPR"), reviews the annual bonus and salary pool and its allocation across Control &
Support employees and approves the bonuses awarded to and all salary changes for all MRTs. The
Committee has an unwavering commitment to ensuring all employees and their managers are held accountable against conduct and behaviour standards that reflect the Company's core values: Respect,
Personal Integrity, Collaborative, Developing our People and Adaptable.
2025 Executive Director policy
Certain entities within the Group are subject to additional regulatory requirements that affect the remuneration arrangements for Directors. As a result, in addition to the Directors' Remuneration Policy contained in this Annual Report, the Company has also established a separate remuneration policy which is applicable to the Directors in their capacity as "Material Risk Takers" for entities within the Group under
IFPR (the "IFPR Remuneration Policy"). The Directors' Remuneration Policy has been designed in compliance with these regulatory requirements.
In developing the Executive Director policy for 2025, the Committee reviewed the Executive
Director base salary levels against appropriate benchmarks in the US and UK. There will be no change to the base salary for the CEO and a modest increase to the base salary for the CFO broadly in line with the average base increase for Control and Support employees for 2025. The Committee also decided to increase the maximum bonus potential to six times base salary for the CEO and two and a half times base salary for the CFO.
As both the Executive Directors have 60% of variable pay awarded in equity, the Committee felt it was appropriate to increase their annual bonus potential and reduce their Long Term Incentive. In addition, to ensure close alignment with shareholder interests, the Committee has decided to change the weighting of bonus metrics. From January 1, 2025, 75% of the maximum bonus potential will be assessed against two financial measures and 25% will be assessed against strategic measures, with a specific focus on risk management and culture embodied by tone from the top. The Committee considers that it is appropriate for the Executive Directors' annual bonuses to be closely aligned with delivering exceptional financial performance with appropriate attention on key strategic matters such as mitigating risk across the Company and instilling and furthering our core values consistently throughout the year.
Other Matters:
In December, one of our Non Executive Directors, Madelyn Antoncic, resigned from her role at the Company. Madelyn has received all contractual payments in accordance with her service agreement and continues to hold a share award in the Company. This award will vest at the same time as the share awards held by continuing Non-Executive Directors. Further details are set out on page 144.
What to Expect in 2025
As we look towards 2025, the Committee is focused on ensuring that all employees are rewarded fairly for their contribution to the future success of Marex. The Committee will be working with the
Executive Directors on other initiatives to foster a collegiate and supportive environment for all our employees. These initiatives include rolling out a qualifying Sharesave Scheme in the UK and Employee
Share Purchase Plan in the US and other locations to give all employees access to investing in our
Company. We will also assist the Company in its review of the comprehensive benefits terms and policies that attract and retain the best talent, as well as support employees in developing their careers and contributing to the success of our Company.
Conclusion
We hope you will support our Directors’ Remuneration Policy and Directors’ Remuneration Report
for 2024 at our Annual General Meeting.  We strongly believe that this policy closely aligns the interests of our Directors with our Shareholders and will continue to deliver appropriate reward for exceptional results.
We do monitor shareholder views on executive remuneration and would welcome any feedback on remuneration at Marex.
On behalf of the Committee, we are grateful for your support for this Directors' Remuneration
Report for 2024 and wish you all the best for 2025.
Linda Myers
Chair of the Remuneration Committee
March 5, 2025

Directors' Remuneration Policy
This Remuneration Policy will apply with effect from May 28, 2025, being the date on which shareholders are asked to approve the policy at the 2025 AGM (the "Effective Date").
Executive Directors
Executive Directors' Remuneration Policy table
The Company currently has two Executive Directors. The following table sets out the policy in respect of the components of remuneration which Executive Directors currently receive. Any newly appointed Executive Director would also be eligible to receive these components of remuneration.

Element, purpose and link to strategy	Operation	Maximum opportunity	Performance measures
Base salary Element of fixed pay that reflects the individual’s role, position, experience and contribution to the Group
Base salaries are paid in cash and typically
reviewed annually, with any changes normally
taking effect from January 1. Out-of-cycle reviews
may be conducted if considered appropriate by the
Committee.
Base salaries are typically set with reference to
comparator groups consisting of peers in the global
financial services sector and wider industry.
The Committee has the flexibility to set the salary of
a new hire at a discount to the market and to realign
it in subsequent years as the individual gains
experience in the role. In exceptional
circumstances, the Committee may agree to pay
above market levels to secure or retain an individual
who is considered by the Committee to possess
significant and relevant experience that is critical to
the delivery of the business strategy.

There is no prescribed
maximum, annual increases
will normally be made with
reference to wider business
performance, economic
indicators, and increases
made to the wider workforce.
Higher increases may be
made, for example, where
there have been significant
changes in the responsibility
in a role, to recognise
experience, where there are
large variances to the
market, in the case of a new
Executive Director appointed
on a salary below the market
rate, or where there is a
significant change in the
relationship of the Company
relative to a peer group.
Not applicable.
Pension To provide a market competitive level of retirement provision
Mandatory retirement provision required by law (or
similar) in the jurisdiction in which the Executive
Director is resident will be provided.
Pension provision is provided in the form of
a defined contribution (DC) pension.

Any mandatory retirement
provision required by law (or
similar) in the jurisdiction in
which the Executive Director
is resident will be provided.
Currently Executive Directors
are entitled to an employer
pension contribution of 6% of
base salary up to a base of
£123,600.
Any changes to pension
provision or opportunity to
elect for a cash allowance
instead of a pension
contribution will be aligned to
the pension provision
available to all other
qualifying employees.
Not applicable.
Benefits To provide a market competitive level of benefits	Benefits that are currently provided include private medical, life insurance and income protection. The Committee can provide additional benefits it deems reasonable.
There is no defined
maximum. Benefits are set at
what are in the Committee’s
opinion reasonable taking
into account wider Company
policy, market practice and
individual circumstances. The
Committee regularly reviews
benefit costs to ensure they
are appropriate and
affordable.
Not applicable.

Element, purpose and link to strategy	Operation	Maximum opportunity	Performance measures
Annual bonus To motivate employees and incentivize delivery of annual performance targets
Annual bonuses may be paid partly in cash and
partly in deferred equity pursuant to the Company's
Deferred Bonus Programme (DBP) under the
Global Omnibus Plan. The Committee will have
regard to relevant regulatory requirements when
determining the form and length of any deferral
arrangements. Performance targets are normally
set at the beginning of the performance period and
are assessed at the end of the financial period.
The Committee has discretion to adjust the
formulaic outcome upwards or downwards
to ensure outcomes reflect overarching Company
performance and/or management contribution. Any
adjustment made using this discretion will be
explained.
Malus and clawback apply. Refer to the notes to the
policy table.
Awards are still outstanding under legacy deferred
bonus plans. Refer to the notes to the policy table
The maximum annual bonus that may be awarded will be 600% of salary. The maximum opportunity for each year will be advised to the CEO and CFO at the beginning of the performance year.
Performance measures may
include both business and
individual performance and
may include a combination of
financial and non-financial
measures. The majority of
the bonus will be linked to
financial performance.
Detail on performance
measures and the associated
rationale for their selection
will be disclosed in the
relevant annual report.
The Committee has
discretion to amend
performance measures and
targets after they have been
set if events occur that the
Committee considers mean
that the original performance
measures and/or targets are
no longer a fair test of
performance

Equity incentives To motivate and incentivize delivery of sustained, long-term performance and to align participants’ interests to that of shareholders
Allows for grants of equity incentive awards under
the Global Omnibus Plan. Executive Directors are
eligible to participate in equity incentive
programmes that are implemented under the
Global Omnibus Plan from time to time  Equity
awards are typically made in the form of
performance shares under the Long-term Incentive
Plan (LTIP) linked to Group performance over a
three-year performance period.
Both the Executive Directors participate
in an annual LTIP and the CFO has been awarded
a one-off retention long term incentive plan award
(RLTIP) granted in connection with the IPO.
The Committee may deem it appropriate to deliver
LTIP awards in other forms or using alternative
vehicles under the Global Omnibus Plan. These
vehicles may include, but are not limited to, share
options, restricted shares, restricted stock units,
performance shares, performance share units,
phantom stock, and/or any other equity-based or
cash-based LTI instruments as may be considered
appropriate from time to time. When determining
award values and the form of vehicle used, the
Committee will consider the certainty of value
associated with the relevant delivery vehicle and
have due regard for the overall limits in the policy
Under the LTIP and RLTIP, the Committee has
discretion to allow participants to receive dividend
equivalents in relation to the period between grant
and vesting in respect of awards that vest.
The Committee has discretion to adjust the
formulaic outcome upwards or downwards
to ensure outcomes reflect overarching Company
performance and/or management contribution. Any
adjustment made using this discretion will be
explained.
Malus and clawback apply. Refer to the notes to the
policy table.
The CEO has an outstanding award under a legacy
annual long term incentive. Refer to the notes to
the policy table.

The maximum annual long-
term incentive award that
may be awarded for each
year is up to 200% of Base
Salary with the actual level of
awarded determined each
year. Typically, under the
LTIP, 50% of the maximum
award typically vests for
achieving threshold
performance, increasing on a
graduated scale to 100% of
the maximum opportunity
vesting for achieving
maximum performance. For
exceptional performance, the
number of shares receivable
will increase by 15% (i.e. up
to 230% of salary if a 200%
of base salary grant is made
and if the pre-set exceptional
performance target for the
three year performance
period has been met.

The Committee selects
performance measures that
support the Company’s long-
term strategic priorities,
provide a direct link with
shareholder value and
ensure a clear line of sight for
participants between
performance and reward.
Detail on performance
measures and the associated
rationale for their selection
will be disclosed in the
relevant annual report.
The Committee has
discretion to amend
performance measures and
targets after they have been
set if events occur that the
Committee considers mean
that the original performance
measures and/or targets are
no longer a fair test of
performance.

Notes to the Executive Director Policy Table
Malus and Clawback
Annual bonus and DBP awards
The Committee will be able to reduce bonus payments if it determines that the outturn does not accurately reflect the broader financial situation of the Company. Malus and clawback will apply for five years from payment / the grant of a DBP award, for:
•financial misstatement or calculation error;
•misconduct, misbehavior or material error;
•failure of risk management;
•material downturn in financial performance, contribution to circumstances giving rise to significant losses, failures of fitness and propriety; and
•reputational damage, corporate failure.
Bonuses and DBP awards may be subject to clawback beyond the fifth anniversary of the grant date to the extent required by the Securities and Exchange Commission (SEC) and Nasdaq rules in the event of certain financial misstatements.
Equity incentives including LTIP awards
Malus and clawback provisions may vary depending on the terms of individual awards but the
Global Omnibus Plan allows for malus or clawback to be applied in the following circumstances for five years from the grant of an equity incentive award:
•financial misstatement or calculation error;
•misconduct, misbehavior or material error;
•contribution to circumstances that give rise to significant losses to the Company;
•breach of codes of conduct or failure to meet standards of fitness and conduct;
•significant impact on the reputation of the Company;
•and serious financial downturn, corporate failure or a failure of risk management.
Equity incentive awards may be subject to clawback beyond the fifth anniversary of the grant date to the extent required by the SEC and Nasdaq rules in the event of certain financial misstatements.
Legacy Deferred Bonus Plan
Executive Directors are also set to receive further vestings under the 'legacy' deferred bonus plan that was operated in 2023. Deferred share awards vest over three years on the first, second and third anniversary of the date of grant. No further awards will be granted under the legacy deferred bonus plan.

The third and final tranche of the 2021 deferred annual bonus plan vested on March 6, 2025. The second tranche of the 2022 deferred annual bonus is due to vest on May 4, 2025. No further awards will be granted under the legacy deferred bonus plans.
Legacy Annual Long Term Incentive Plan
In addition to the awards granted under the Global Omnibus Plan, the CEO continues to hold a share award that was granted prior to the IPO under the Company's previous annual long term incentive plan (Legacy Annual LTIP). The Legacy Annual LTIP has been superseded by the Global Omnibus Plan but the award will still vest in accordance with its terms. No further awards will be granted under the
Legacy Annual LTIP.
The CEO's Legacy Annual LTIP award will vest on the later of September 6, 2026, the date on which the performance condition is assessed and the date on which the audited accounts of the Company for FY25 are released.
Performance measures for the CEO's Legacy Annual LTIP award consist of the achievement of an average ROE hurdle of 12% and an adjusted profit before tax target.

Other matters
In addition to the above, the Company is entitled to honour any contractual entitlement to remuneration or benefits, and any cash or equity incentive awards, which is or are held by: (i) any current or former Executive Director on the Effective Date of this policy; or (ii) an employee or officer of the Group on the date they are promoted to the role of Executive Director, including the vesting of the legacy equity incentive awards referred to above. Appropriate disclosure will be made of any remuneration paid (or similar) to an Executive Director pursuant to any such arrangements.
The Company may reimburse all reasonable expenses incurred by an Executive Director in connection with their role. This may include expenses in attending Board or Board-committee meetings, or the Company may alternatively provide a travel allowance for such purpose. This may also include items which, for tax purposes, are treated as a taxable benefit, and in which case the Company may also pay any such tax on behalf of the Executive Director.
External Non-Executive appointments
Prior to accepting any position on the board of directors of any organisation, whether for-profit or not-for-profit, current directors should notify the Chair of the Board and the Company Secretary. The Chair
of the Board and the Company Secretary shall review the proposed board membership to ensure compliance with applicable laws and policies, including the Company’s conflict of interest policies. Absent the prior approval of the Board, members of the Board are not permitted to serve on the board of directors or similar governing body of other financial services organisations. Any fees received are retained by the
Executive Director.
Difference between Executive pay and pay of other employees
The key difference between the remuneration policy for Executive Directors and the remuneration policy for other employees is the long-term performance aspect applicable to Executive Director remuneration. A greater proportion of Executive Director's remuneration is deferred and delivered in the form of Company shares. Executive Director remuneration also includes various retention periods (the period depending on the type of award) and post-employment shareholding requirements that do not apply to the majority of other employees.
Committee Discretion
The Committee operates under the powers it has been delegated by the Board. The Committee operates Marex's incentive plans in accordance with the relevant plan rules and applicable legislation where relevant. The plan rules provide the Committee with a number of discretions to ensure effective operation of the plans. These discretions are consistent with standard market practice and include (but are not limited to) the following:
•determining participation in incentive plans and the timing and quantum of grants of awards and/or payments; the choice of (and adjustment of) performance measures and targets and determining the extent of vesting based on the assessment of performance; determining whether and to what extent dividend equivalents should apply to awards; and determining whether (and if so, to what extent) malus and clawback shall be applied to any award;
•overriding formulaic annual bonus outcomes and LTIP/RLTIP vesting outcomes;
•making appropriate adjustments required in certain circumstances, for instance for changes in capital structure (or any similar corporate event);

•determining the application of retention periods;
•determining “good leaver” status for incentive plan purposes and applying the appropriate treatment; and
undertaking the annual review of weighting of performance measures and setting targets for the annual bonus plan and LTIP awards from year to year.
Service contracts
The Executive Directors are employed on permanent contracts, terminable by either party on one year's notice. The Company may require the Executive Director to be on garden leave during all or any part of the period of notice (whether given by the Executive Director or the Company).
The Executive Directors' service contracts are available for inspection at the Company’s registered office during normal hours of business, and will also be available at the Company’s AGM until the close of the meeting.
Internal promotions
In the event that an employee of the Group is promoted to the role of Executive Director, the
Company will be permitted to honour the terms of the employee's existing employment agreement.
External Recruitment
The Company's policy is that any new agreement with a newly appointed Executive Director would generally comply with the following principles:

Notice period	The notice period would be 12 months in the case of notice being given by both the Company and the Executive Director. An Executive Director may be placed on garden leave during the notice period.
Payment in lieu of notice ("PILON")
The contract may include provision for the contract to be terminated summarily by paying a
PILON comprising basic salary and pension for the remainder of the notice period. PILON will not apply on termination for misconduct. The Company will have discretion to pay on a phased basis, subject to mitigation.

Retirement benefits
The service contract may include entitlement to retirements benefits, subject to the provisions and limits set out in this Remuneration Policy. The entitlement to retirement benefits may continue during any notice period.

Benefits
The service contract may include entitlement to other benefits, subject to the provisions and limits set out in this Remuneration Policy. The entitlement to other benefits may continue during any notice period.

Cash and Equity incentive plans
The Executive Director will be eligible to be considered (at the Committee's discretion) to participate in the Company's annual bonus arrangements and long term incentive arrangements (whether cash or equity based). Participation in such arrangements will be subject to the provisions and limits set out in this Remuneration Policy.

New service contracts will also take account of any local law requirements.

Approach to recruitment remuneration
In recruiting an Executive Director, including on promotion of an employee or officer from within the Group to the role of Executive Director, the Committee will offer the recruit a remuneration package that it believes is appropriate, taking into account the skills and experience of the individual and the need to recruit, retain and motivate individuals of the appropriate calibre.
The remuneration package offered may include the components of remuneration described above in the Executive Directors' Remuneration Policy table.
For external hires, the Committee may determine that it would be appropriate to buy-out any existing incentive awards held by the individual that are forfeited as a result of the individual leaving their former employer. The Committee may also determine that it would be appropriate to grant recruitment-
related awards. In the case of any buy-out of an equity based award, or the grant of any recruitment-
related award, the award would normally be granted as an equity based award (but may instead be granted as a cash award), subject to such vesting and/or performance conditions as the Committee determines to be appropriate, either under a one-off arrangement or under the terms of the Global
Omnibus Plan. In determining the terms of such awards, the Committee will take into account the value, vesting schedule and conditions attached to the forfeited awards (in the case of buy-out awards), but also other factors that it determines to be relevant, including the need to suitably incentivise and retain the individual during the initial years of their office.
The maximum level of variable remuneration that may be granted to any new Executive Director will be set in line with the Directors' Remuneration Policy table. For the avoidance of doubt, the value of any buy-out or recruitment-related award shall not be included within this maximum.

Loss of office payments
Contractual entitlements
A departing Executive Directors' rights in respect of salary, retirement benefits and contractual benefits will be determined in accordance with their service contract (see above).
Incentive plans
The terms of a departing Executive Directors' participation in any annual bonus or long term incentive plans will be governed by the terms of such arrangements and the terms of the Global Omnibus
Plan. The treatment of incentive awards in these scenarios is also subject to the Company's obligations under the MIFIDPRU Remuneration Code, as set out in the Company's IFPR Remuneration Policy.
Annual Bonus – The service contracts do not oblige the Company to pay an annual bonus to
Executive Directors and bonuses are awarded at the Committee’s discretion. Payment of any bonus is conditional upon the Executive Director being in employment and not under notice at the payment date, except in certain "Good Leaver" circumstances. Where the director is deemed to be a "Good Leaver", they may still remain eligible to receive a pro-rata annual bonus for the year of their departure, at the
Committee's discretion. Good Leaver reasons are: (i) death; (ii) injury or disability; (iii) sale of the employing business or company; (iv) redundancy; (v) mutual agreement; (vi) becoming a "Career
Retiree"; and (vii) any other reason as may be determined by the Committee.
Deferred Bonus Programme – Under the DBP, any unvested tranches of an award will lapse if a participant leaves, other than as a "Good Leaver".
Awards will remain capable of vesting on their normal vesting dates if the participant departs due to a Good Leaver reason, being: (i) death; (ii) ill-health, injury or disability; (iii) sale of the employing business or company; (iv) redundancy; (v) mutual agreement; (vi) becoming a "Career Retiree"; and (vii)
any other reason as may be determined by the Committee.
Annual LTIP – Under the Annual LTIP, unvested awards will lapse to the following extent if a participant ceases employment:
•in full on the participant ceasing employment prior to the first anniversary of grant;
•as to 67% on the participant ceasing employment after the first anniversary of grant but before the second anniversary of grant; and
•as to 33% on the participant ceasing employment after the second anniversary of grant but before the third anniversary of grant.
However, unvested awards will remain capable of vesting on their normal vesting date if a participant leaves for a "Good Leaver" reason, being (i) death; (ii) ill-health, injury or disability; (iii) sale of the employing business or company; (iv) redundancy; (v) mutual agreement; (vi) becoming a "Career
Retiree"; and (vii) any other reason as may be determined by the Committee.
The vesting of any award will remain subject to the achievement of the applicable performance conditions. The extent to which an award vests shall be reduced to reflect the time elapsed from the grant date to the date of cessation or date of notice, unless the Committee determines otherwise.
Any remaining portion of an award may still lapse if the Executive Director were to subsequently become a "Bad Leaver".

Retention LTIP – Under the RLTIP, unvested awards will lapse in full if a participant leaves.
However, unvested awards will remain capable of vesting on their normal vesting date if a participant leaves for a "Good Leaver" reason, being (i) death; (ii) ill-health, injury or disability; (iii) sale of the employing business or company; and (iv) any other reason as may be determined by the Committee.
The vesting of any award will remain subject to the achievement of the applicable performance conditions. The extent to which an award vests shall be reduced to reflect the time elapsed from the grant date to the date of cessation or date of notice, unless the Committee determines otherwise.
Any remaining portion of an award may still lapse if the Executive Director were to subsequently become a "Bad Leaver".

Legacy Annual LTIP – Under the Legacy Annual LTIP, the CEO's award will lapse to the following extent if he ceases employment:
•as to 67% on ceasing employment after September 6 ,2024 but before September 6, 2025; and
•as to 33% on ceasing employment on or after September 6, 2025 but before September 6, 2026
(being the third anniversary of grant).
However, the CEO's unvested award will remain capable of vesting on its normal vesting date if the CEO leaves for a "Good Leaver" reason, being (i) death; (ii) ill-health, injury or disability; (iii) sale of the employing business or company; (iv) redundancy; (v) mutual agreement; (vi) the participant becoming a "Career Retiree" and (vii) any other reason as may be determined by the Committee.
The vesting of the CEO's award will remain subject to the achievement of the applicable performance conditions. The extent to which his award vests shall be reduced to reflect the time elapsed from the grant date to the date of cessation or date of notice, unless the Committee determines otherwise.
Any remaining portion of an award may still lapse if the CEO were to subsequently become a
"Bad Leaver".
Legacy Deferred Bonus Plans – Under the Legacy Deferred Bonus Plan, any unvested tranches of an award will lapse if a participant leaves, other than as a "Good Leaver".
Awards will remain capable of vesting on their normal vesting dates if a participant leaves due to a Good Leaver reason, being: (i) death; (ii) ill-health, injury or disability; (iii) sale of the employing business or company; (iv) redundancy; (v) mutual agreement; (vi) becoming a "Career Retiree"; and (vii)
any other reason as may be determined by the Committee.
Other
The Company may enter into new contractual arrangements with a departing Executive Director in connection with their cessation of office or employment, including (but not limited to) in respect of settlement of claims, confidentiality, restrictive covenants and/or consultancy arrangements, where the
Committee determines it necessary or appropriate to do so. The Company may pay reasonable legal fees on behalf of an Executive Director in connection with their cessation of office and employment. The
Company may agree to provide other ancillary or non-material benefits, payments or similar to a departing Executive Director.
Corporate actions
The treatment of incentive awards in the event of a corporate action affecting the Company will be determined in accordance with the terms of such awards and the terms of the Global Omnibus Plan. The treatment of incentive awards in these scenarios is also subject to the Company's obligations under the MIFIDPRU Remuneration Code, as set out in the Company's IFPR Remuneration Policy.
Awards granted under the DBP, LTIP, Retention LTIP and Legacy Annual LTIP, and awards granted in 2023 under the Legacy Deferred Bonus Plan will not vest early on a corporate action but will remain capable of vesting on the normal vesting date (subject to any discretionary adjustment by the
Committee to reflect the corporate action). For the LTIP, Retention LTIP and Legacy Annual LTIP, the
extent to which awards vest will continue to be subject to the applicable performance conditions.

Non-Executive Directors
Non-Executive Directors' Remuneration table

Element	Operation	Maximum Opportunity	Performanc e Measures
Fees To attract and retain high-calibre Non- Executive Directors
Fees will typically consist of a basic fee
for Non-Executive Director
responsibilities plus incremental fees for
additional roles/responsibilities such as
membership and chairmanship of Board
committees and the Senior Independent
Non-Executive Director role.
The Non-Executive Directors receive a
portion of their fees in cash and a portion
in the form of an award of additional
shares (see Equity Awards section).
The Non-Executive Directors do not
receive any pension from the Company,
nor do they participate in any
performance-related incentive plans.

There is no prescribed
maximum. The fee levels
are reviewed on an
annual basis and may be
increased by the Group
taking into account
factors such as wider
economic conditions, the
time commitment of the
role, and market levels
in comparable
companies.
Not applicable.
Benefits To reimburse Directors for reasonable expenses incurred
Non-Executive Directors may receive
travel, accommodation and other
business-related expenses incurred in
carrying out their duties. Non-Executive
Directors are entitled to receive officers'
liability insurance.
Other reasonable benefits may be
provided to Non-Executive Directors at
the discretion of the Committee.
		No formal maximum	Not applicable
Equity Awards
To attract and retain
high-calibre Non-
Executive Directors.
For public companies
listed in the United
States, equity-based
remuneration is a
standard component of
Non-Executive Director
remuneration

As part of their fees, Non-Executive
Directors are eligible to receive an annual
fixed award over ordinary shares in the
Company pursuant to the Non-employee
Sub-Plan of the Global Omnibus Plan.
Any shares awarded will not be subject to
performance conditions.
Awards vest on a daily basis over a 12
month period and are not subject to any
post vesting sale restrictions.
		No formal maximum	Not applicable
Notes to the Non-Executive Director policy table
In addition to the above, the Company is entitled to honour any contractual entitlement to remuneration or benefits, and any cash or equity incentive awards, which are held by any current or former Non-Executive Director on the Effective Date of this policy. Appropriate disclosure will be made of any remuneration paid (or similar) to a Non-Executive Director pursuant to any such arrangements.
The Company may reimburse all reasonable expenses incurred by a Non-Executive Director in connection with their role. This will include expenses in attending Board or Board-committee meetings, or the Company may alternatively provide a travel allowance for such purpose. This may also include items which, for tax purposes, are treated as a taxable benefit, and in which case the Company may also pay any such tax on behalf of the Non-Executive Director.

Terms of appointment and terms on termination of office
Current Non-Executive Directors
Details of the letters of appointment currently in place for the Non-Executive Directors are as follows:

	Date of letter of appointment	Unexpired term at AGM
Robert Pickering	6/5/2024	2 years
Linda Myers	6/5/2024	2 years
Sarah Ing	6/5/2024	2 years
Konstantin Graf von Schweinitz	6/5/2024	2 years
John Pietrowicz	6/5/2024	2 years
Henry Richards	6/14/2024	2 years
Roger Nagioff	6/14/2024	2 years
Each of the letters of appointment provide for a three month notice period (from either the
Company or the individual). Non-Executive Directors will be entitled to any outstanding fees (including a pro-rata portion of their equity award) and reimbursed expenses owed to them prior to the date of termination. The letters do not otherwise include any provision for benefits upon a termination of service.
All Non-Executive Director letters of appointment are available for inspection at the Company’s registered office during normal hours of business, and will also be available at the Company’s AGM until the close of the meeting.
New Non-Executive Directors
The Company's policy is that any letter of appointment for any newly elected Non-Executive
Director will include an entitlement to fees, notice and an equity award in line with the policy above.
Approach to recruitment remuneration
When recruiting Non-Executive Directors, the remuneration arrangements offered will be in line with those set out in the policy above.
Application of this policy for Executive Directors in the year ending December 31, 2025
Total remuneration for each Executive Director for a minimum, target, maximum and maximum plus 50% share price growth over the vesting period for the LTIP is presented in the charts below.
The ‘Minimum’ scenario shows fixed remuneration only, i.e. salary, pension and benefits. The
'Target' scenario shows fixed remuneration plus on target payout under the annual bonus and LTIP. The
'Maximum' scenario shows fixed remuneration plus maximum payout under annual bonus and LTIP
(including full vesting of the stretch element of the annual LTIP). For simplicity, the charts exclude dividend accrual, and exclude the effect of any share price movement except in the 'Maximum +50%'
scenario. For the 'Maximum plus 50%' scenario, all elements are the same as for the maximum scenario, but assuming 50% share price growth across the vesting period for LTIP awards.

CEO

■ Fixed Remuneration
■ Annual Bonus
■ LTIP

11,183
10,447
7,799
1,299
Min
Target
Max
Max % share growth

14%
20%
16%
69%
67%
74%
100%
17%
12%
11%
CFO

3,630
3,170
2,539
651
Min
Target
Max
Max % share growth

■ Fixed Remuneration
■ Annual Bonus
■ LTIP
100%
25%
21%
18%
32%
29%
38%
43%
50%
44%
For purposes of the above charts, benefits figures are illustrative based on 2024 figures.
Specific statements
Statement of consideration of employment conditions elsewhere in the Group
Policy on Directors’ Remuneration compared with employees generally
The Committee is consulted and has general oversight of pay policies below Board level, including but not limited to the determination of the size and affordability of the annual discretionary bonus pool and the setting of the salary pool each year. These policies are taken into account when setting the
Directors’ Remuneration Policy. As a general rule, the same principles are applied to Directors’ fixed remuneration, pension contributions in the relevant location and benefits as are applied to employees throughout the Group. The Company seeks to pay all employees a competitive level of fixed remuneration based on their experience and the requirements of the role.Pension and benefits are provided to all employees reflecting local practices in all jurisdictions where we operate.
The Company operates multiple bonus arrangements for different categories of employee, consisting of: a discretionary bonus pool scheme; a formulaic bonus pool/discretionary allocation scheme;
and formulaic allocation cash bonus schemes. Brokers’ and other revenue linked bonus schemes are described below and may operate on a quarterly, bi-annual or annual basis; all other bonuses are generally discretionary annual bonuses. In addition to such periodic schemes, Marex may from time to time operate ad hoc exceptional bonus schemes in connection with specific projects or exceptional events. All employees including Material Risk Takers are eligible to participate in these bonus schemes, at the discretion of the Committee.
The Company operates a mandatory bonus deferral plan for all employees identified as Material
Risk Takers. Other senior employees may also be identified as a participant in the annual Company
Deferral plan. Deferral is made in conditional shares subject to a three year vesting period and a six month post vesting sales restriction. Deferred bonus awards are subject to malus and clawback in line with the Executive Directors.
Throughout the annual discretionary bonus review cycle, the assessment of individual conduct, behaviour and performance is a top priority with all employees participating in the annual performance review process, including ratings being reviewed by the Management Committee during the annual calibration process. The Chief Risk Officer together with the Heads of Compliance, Human Resources,
Risk and Internal Audit form the Conduct Review Panel through which they identify any employee where their conduct or behaviour has fallen below acceptable levels and may lead to a bonus reduction accordingly. Through these processes, they review year-end bonus outcomes to ensure these are appropriate taking into account any risk events or breaches that have occurred during the year. Subject to the discretion of the Executive Directors and the Committee for regulated staff, variable pay awards may be risk-adjusted or held pending a formal investigation to ensure reward is clearly linked to performance, behaviour and conduct.

Remuneration Policies for Brokers and other Revenue Producers
Broker and other revenue producers variable pay is based on the principle that their remuneration is directly linked to financial performance, generally at a desk/team level, and is calculated in accordance with agreed terms set out in contracts of employment. These calculations take into account the fixed costs of the Brokers; variable remuneration payments are therefore based on the profits that the Brokers generate for the business together with an assessment of individual performance including conduct and behaviours. Typically, Brokers receive a fixed salary/draw paid regularly throughout the year, with a significant portion of variable remuneration dependent on their revenue performance and conduct.
Brokers also participate in benefit and pension arrangements applicable more broadly to other employees in the location where they are employed.
Remuneration Policies for Control & Support Employees - including Material Risk Takers
Variable remuneration for Control & Support employees will be paid only if it is sustainable according to the financial situation of the Company as a whole, and justified on the basis of the performance of the Company, the business unit and the individual concerned. Decisions on actual bonus awards are made independent of the performance of the business areas they support. Control and
Support employees do not report directly to revenue producers. All Heads of Control & Support functions have been designated as MRTs. Their remuneration is reviewed by the relevant Remuneration Committee as part of the annual review of MRT pay.
Statement of consideration of shareholder views
The Company is committed to shareholder dialogue and takes an active interest in voting outcomes. The Committee consulted extensively with the major shareholders when introducing the Global
Omnibus Plan as part of the IPO process, and has continued to consult with our major shareholder in relation to the incentive arrangements for Executive Directors as outlined in this Remuneration Policy. The
Committee will also consider shareholder feedback received in relation to the Directors’ Remuneration
Report following the AGM. This, plus any additional feedback received from time to time, will then be considered as part of the Committee’s annual review of the Remuneration Policy and its implementation.
The Committee may make minor changes to this policy that do not have a material advantage to directors without seeking shareholder approval.
Executive Directors
Single total figure of remuneration for each Executive Director
The amount earned by each of the Executive Directors for the year ended 31 December 2024 is set out in the table below:

Name	Salary	Benefits	Pension Benefits	Annual Bonus	LTIP	Other	Total	Total fixed remuneration	Total variable remuneration
Ian Lowitt	$1,279,553	$19,127	$—	$5,642,827	$—	$—	$6,941,506	$1,298,680	$5,642,827
Rob Irvin	$607,787	$2,002	$9,489	$1,010,447	$—	$—	$1,629,725	$619,278	$1,010,447
Executive Directors are paid in GBP. Table reflects 2024 GBP to USD @ 1.27955.
The amount earned by each of the Executive Directors for the year ended 31 December 2023 is set out in the table below:

Name	Salary	Benefits	Pension Benefits	Annual Bonus	LTIP	Other	Total	Total fixed remuneration	Total variable remuneration
Ian Lowitt	$1,242,000	$23,626	$—	$4,806,540	$—	$3,726	$6,075,892	$1,265,626	$4,810,266
Rob Irvin[1]	$410.815	$1,426	$7,676	$580,014	$—	$—	$999,930	$419,916	$580,014
1. Rob Irvin joined the Board in May 2023.
Executive Directors are paid in GBP. Table reflects 2023 GBP to USD @1.242.
Details of amounts included in the single total figure for the year ended 31 December 2024
Benefits
The following benefits were available to the Executive Directors during the year ended 31
December 2024:
Private medical, life insurance, pension and income protection. The taxable value of all benefits provided is included in the table above. The CFO participated in the Company pension plan. Company contributions in to the plan are included in the table above.
Annual Bonus in respect of 2024
In 2024, the CEO and CFO were eligible for a bonus up to 450% and 150% of salary respectively.
The annual bonus was assessed by taking into account various performance measures, weighted as to 60% on financial performance and as to 40% on strategic performance (including risk).
Assessment of performance against financial measure

Financial measure	Weighting	Threshold (25% of max)	Target (50% of max)	Maximum (100% of max)	2024 outcome	% achieved	Bonus outcome after weighting (% of max)
Adjusted Operating Profit Before Tax	60%	$230m	$255m	$280m	$321m	100	100
Assessment of performance against strategic measures
Ian Lowitt

Target	Weighting[1] (% of bonus)	Assessment
Complete successful listing on Nasdaq	10%
Successful listing accomplished in April and first secondary offering in October was also successful. Both offerings
heavily oversubscribed as a result of extensive pre-deal
marketing by Management. Top quartile post IPO stock
price performance, at 64%.

Drive the execution of growth plans for 2025 and beyond including overseeing the integration of acquisitions and increasing cross selling efforts with clients	8%	Firm has grown 29% in revenue and 39% in Operating PBT, well ahead of competition and without material contribution from new acquisitions in 2024.
Lead investor engagement	5%	Bluechip shareholder register with name brand funds represented in Top Ten. 182 meetings with investors in 2024.

Target	Weighting[1] (% of bonus)	Assessment
Build an effective ESG strategy which can be embedded throughout Marex	2%
Continued to invest in environmental business. Drove
investment in our people with the launch of Marex
Academy, invested in a new Graduate Programme,
expanded our partnership with Future Frontiers and
supported charitable fund raising in the Company through
the matching programme. Support for International
Women’s Day, Multicultural months Pride, Pink October,
World Mental Health Day and Movember

Set Tone from the Top to exemplify firm-wide culture, conduct and behaviour standards, promote positive employee engagement and diversify our employee base	5%
Engagement Survey results confirm satisfied employee
base with score flat to 2023 at high 78 despite significant
additional challenges in 2024. Consistently promote a “grow
firm safely” message.Regular Town Halls to deliver
message and tone from top.

Ensure Marex operates within the Board's approved risk appetite, complies with legal and regulatory obligations and maintains a strong control framework and overall operational resilience	10%	Market risk well inside Board Risk Appetite and “loss days” consistent with history. Credit risk within Appetite; limited realised losses.
Total for Strategic Measures	38/40
1.Expressed in percentage points summing to 40% in total, 40% being the proportion of the total bonus determined by reference to non-financial metrics.
Rob Irvin

Target	Weighting[1] (% of bonus)	Assessment
Lead engagement with existing investors and potential investors	5%
Delivered successful presentation at the Analyst day,
ahead of the IPO, setting out the financial building blocks
and drivers of the Company.Presented the 2Q & 3Q
financial results to the market and answered any financial
questions from analysts on the result calls

Deliver PCAOB audits for all outstanding years and all support materials	5%	Delivered the 2023 PCAOB audit, with minimal adjustments identified by the auditors, in a timeframe that allowed the IPO to launch in April 2024.
Move firm towards a controls-based audit for 2026 and launch and drive a “SOX” compliance project for 2025 delivery	10%
Move firm towards a controls-based audit for 2026 and
launch and drive a “SOX” compliance project for 2025
delivery. Embedded quarterly reporting within the finance
department, including all the necessary controls, to support external announcements to the market.

Build an effective ESG strategy which can be embedded throughout Marex	5%	Chaired the sustainability committee and continued to drive forward the Firm’s agenda, including building out the ability to meet our reporting requirements for 2024.
Set Tone from the Top to exemplify firm-wide culture, conduct and behaviour standards	5%	Launched a Finance Transformation program (“Finance 25”) which includes improving the connectivity and culture in finance
Ensure Marex operates within the board's approved risk appetite, complies with legal and regulatory obligations and maintains a strong control framework and overall operational resilience	10%	Built out a Group Liquidity Stress Framework. Developed a financial reporting framework.Ensured compliance with CASS framework.
Total for Strategic Measures	35/40
1.Expressed in percentage points summing to 40% in total, 40% being the proportion of the total bonus determined by reference to non-financial metrics.
Up to 60% of the annual bonus was deferred into share awards granted under the DBP (which will vest in three equal tranches over the 3-year vesting period) with the effect that bonuses were payable as follows:

	Ian Lowitt	Rob Irvin
Percentage of maximum annual bonus awarded	98%	95%

Quantum of award – total	$5,642,816	$1,010,445
Quantum of award – paid in cash	$3,024,856	$672,883
Quantum of awards – deferred into share awards	$2,618,060	$337,562
The level of deferral for annual bonuses was set such that, when taken together with the annual
LTIP awards granted to Executive Directors, in aggregate at least 60% of their variable remuneration was delivered in the form of share awards.
Long Term Incentive awards
A one-off share-based long-term incentive award was granted to the CEO and other senior employees under the legacy Marex Group 2021 Retention Long-Term Incentive Plan on 21 December
2021. Awards vest at 20% for threshold performance and 100% will vest if the performance conditions are achieved in full, with straight-line vesting between threshold and maximum. The three-year performance period for the awards ran from 1 January 2022 to 31 December 2024. The vesting of the legacy Retention
LTIP award is subject to the achievement of an ROE underpin (of at least 12% per annum averaged across the performance period) and an adjusted profit after tax measure. The targets are shown in the table below:

Financial measure	Weighting	Threshold (20% of max)	Straight Line Apportionment	Maximum (100% of max)
Growth in Adjusted Operating Profit After Tax	100%	average of 5% pa over the Performance Period	more than 5% and less than 12% over the Performance Period	average of 12% pa over the Performance Period

Other
Prior to the Company's IPO, the CEO held various series of growth shares in the Company. As more fully described in the Company's IPO prospectus, holders of certain "series" of these growth shares
(including the CEO) were entitled to receive an additional cash payment on IPO reflecting dividends paid out by the Company since the growth shares were issued. This dividend entitlement was satisfied via the issuance of additional shares to the CEO and other growth shareholders. A proportion of those shares were then sold on behalf of the CEO, to satisfy the tax liabilities arising on such shares. The net additional shares retained by the CEO are included within the Statement of Directors' shareholding and interests table on page 145.
Retirement benefits
No defined benefit or cash balance benefits were provided in the year.
Scheme interests awarded in the year ended 31 December 2024
The following equity awards were granted to Executive Directors during the year ended 31
December 2024. The equity awards were granted under the Global Omnibus Plan and in accordance with the IFPR Remuneration Policy. The awards were granted between 17 May 2024 to 6 June 2024 over in aggregate 268,702 shares with aggregate grant values of $5,410,481.

	Date of grant	Type of award[1]	Form of award	Number of shares subject to award	Shares receivable if minimum performance is achieved (%)	Face value of award at award date	End of period for which performance targets need to be achieved	Vesting schedule
Ian Lowitt	5 June 2024	Annual LTIP	Performance -based conditional award	99,572	20%	$1,863,000	31 December 2026	Awards will vest in a single tranche on the third anniversary of grant (or the date on which performance conditions are assessed, if later).
	17 May 2024	DBP	Service- based conditional award	112,564	N/A	$2,138,724	N/A	Awards will vest in three equal tranches on the first, second and third anniversary of grant (or the date on which the audited accounts are published in each of those years if later).
Rob Irvin	5 June 2024	Annual LTIP	Performance -based conditional award	27,681	20%	$517,914	31 December 2026	Awards will vest in a single tranche on the third anniversary of grant (or the date on which performance conditions are assessed, if later).
	6 June 2024	Retention LTIP	Performance -based conditional award	39,473	20%	$750,000	31 December 2026	Awards will vest in a single tranche on the third anniversary of grant (or the date on which performance conditions are assessed, if later).
	17 May 2024	DBP	Service- based conditional award	7,412	N/A	$140,843	N/A	Awards vest in three equal tranches on the first, second and third anniversary of grant (or the date on which the audited accounts are published in each of those years if later).
1.Performance Measures under the Annual LTIP and the Retention LTIP are reported on page 124.
2.The number of shares under award was calculated: (a) for the Annual LTIP using a share price of $18.71, being the closing market price on the dealing day prior to the day of grant; (b) for the DBP using a share price of $19.08 (being the closing market price on the dealing day prior to the grant date); and (c) for the Retention LTIP using a share price of $19 (being the IPO share price).
Non-Executive Directors
Single total figure of remuneration for each Non-Executive Director
The amount earned by each of the Non-Executive Directors for the year ended 31 December
2024 is set out in the table below:

Name	Base fees[1]	Other fees[2]	Equity awards[4]	Total
Robert Pickering	$357,208	$—	$26,076	$374,629

Linda Myers	$100,765	$44,784	$26,076	$162,970
Sarah Ing	$100,765	$47,450	$26,076	$165,635
Konstantin Graf von Schweinitz	$100,765	$37,320	$26,076	$155,506
Roger Nagioff	$74,599	$—	$26,076	$92,019
Henry Richards	$74,599	$—	$26,076	$92,017
Madelyn Antoncic[3]	$95,876	$26,009	$19,680	$135,033
John Pietrowicz	$74,599	$8,776	$26,076	$100,796
1.Base fee moved to £85,000 from 1 June 2024 for all members other than the Chair. Chair base fee moved to £300,000 from 1 June 2024.
2.Linda Myers receives £25,000 as Chair of the Remuneration Committee and £10,000 overseas fee allowance, Sarah Ing receives £10,000 as Senior Independent Director,
£25,000 as Chair of the Audit & Compliance Committee, Konstantin Graf von Schweinitz receives £25,000 as Chair of the Risk Committee, Madelyn Antoncic received
£15,000 overseas fee allowance and John Pietrowicz received £10,000 overseas allowance. These figures have been converted into USD using a rate of $1.27955/£1
3.Madelyn Antoncic resigned on 18 December 2024. Her share award remained outstanding on a time pro-rated basis relative to the normal 12 months vesting period, and the value included in the table for Dr. Antoncic has been calculated accordingly. The amounts included in the table reflect her fees to this date. See page 144 for further details.
4.Value of shares based on closing price on 7 November 2024 of $28.44. The actual value deliverable will be dependent on the value at vesting.
The amount earned by each of the Non-Executive Directors for the year ended 31 December
2023 is set out in the table below:

Name	Base fees[1]	Other fees[2]	Equity awards	Total
Robert Pickering	$142,830	$27,945	N/A	$170,775
Sarah Ing	$86,940	$38,813	N/A	$125,753
Konstantin Graf von Schweinitz	$86,940	$38,813	N/A	$125,753
Roger Nagioff	N/A	N/A	N/A	N/A
1.Chair base fee moved to £250,000 from 1 October 2023.
2.Other fees reflect Committee Membership fee of £5,000 per Committee and Committee Chair Fee of £20,000.
Details of amounts included in the single total figure for the year ended 31 December 2024
Benefits
Directors and Officers liability insurance is provided to Non-Executive Directors.
Equity awards
Non-Executive Directors are entitled to receive an annual award over Company shares worth
$120,000 under the Non-Employee Sub-Plan to the Global Omnibus Plan. There are no performance conditions attached to the award. Awards vest over a 12 month period and there is no retention period.
Upon a corporate event, awards will not vest but will remain outstanding (subject to any amendments to the award made by the Board to reflect the occurrence of the corporate event). Malus and clawback provisions do not apply to the awards. For 2024, the number of shares subject to award was calculated by reference to the Company's IPO price of $19. The values included in the table represent the value of the
Shares subject to the awards on the date awards were formally granted, 8 November 2024. The actual value deliverable will be dependent on the value at vesting.
Scheme interests awarded in the year ended 31 December 2024
The following equity awards were granted to Non-Executive Directors during the year ended
2024. The equity awards were granted under the Global Omnibus Plan. The awards were granted on 8
November 2024 over in aggregate 50,250 shares with an aggregate grant value of $960,000.

	Date of grant	Type of award	Form of award	Number of shares subject to award	Face value of award at award date ($, 000s)	Vesting schedule
Robert Pickering	11/8/2024	Annual Grant	Nil-cost conditional share award	6,315	$120,000	Awards vest in a single tranche on the first anniversary of the grant date.
Linda Myers	11/8/2024	Annual Grant	Nil-cost conditional share award	6,315	$120,000	Awards vest in a single tranche on the first anniversary of the grant date.
Sarah Ing	11/8/2024	Annual Grant	Nil-cost conditional share award	6,315	$120,000	Awards vest in a single tranche on the first anniversary of the grant date.
Konstantin Graf von Schweinitz	11/8/2024	Annual Grant	Nil-cost conditional share award	6,315	$120,000	Awards vest in a single tranche on the first anniversary of the grant date.
Roger Nagioff	11/8/2024	Annual Grant	Nil-cost conditional share award	6,315	$120,000	Awards vest in a single tranche on the first anniversary of the grant date.
Henry Richards	11/8/2024	Annual Grant	Nil-cost conditional share award	6,315	$120,000	Awards vest in a single tranche on the first anniversary of the grant date.
Madelyn Antoncic	11/8/2024	Annual Grant	Nil-cost conditional share award	6,315	$120,000	Awards vest in a single tranche on the first anniversary of the grant date.
John Pietrowicz	11/8/2024	Annual Grant	Nil-cost conditional share award	6,315	$120,000	Awards vest in a single tranche on the first anniversary of the grant date.
Other payments to Directors in the year ended 31 December 2024
Payments to past Directors
Madelyn Antoncic ceased to be a Non-Executive Director of the Company on 18 December 2024
(the "Termination Date") and received payment of $76,136 (being accrued fees to the Termination Date and in respect of settlement of her entitlements for her notice period).  The share award granted to Dr.
Antoncic on 8 November 2024 under the Non-Employee Sub-Plan to the Global Omnibus Plan will remain outstanding subject to and in accordance with its terms, on a time pro-rated basis as to 692 shares (and the remainder of the award lapsed on the Termination Date).
No other payments were made to any past director during the year.
For completeness, as more fully described in the Company's IPO prospectus, growth shares were converted into ordinary shares in connection with the pre-IPO re-organisation undertaken by the
Company to establish a single class of ordinary shares. This included growth shares held by certain former Non-Executive Directors. Growth shares held by such Non-Executive Directors converted on the same basis as for other growth shareholders, in accordance with the rights attached to such growth shares under the Company's articles of association.
Payments for loss of office
No payments were made in connection with a director's loss of office during the year.

Statement of Directors' shareholding and interests
The interests of the Directors, and their connected persons (if any), in the shares, options, and listed securities of the Company as at 31 December 2024, are set out in the table below.

	Interests in shares excluding outstanding scheme interests	Outstanding scheme interests				Total of all share interests and outstanding scheme interests
		Unvested scheme interests (not subject to performance measures)	Unvested scheme interests (subject to performance measures)	Vested but unexercised scheme interests	Total shares subject to outstanding scheme interests
Ian Lowitt	2,537,509	356,922	423,226	N/A	780,148	3,317,657
Rob Irvin	2,477	16,758	67,154	N/A	83,912	86,389
Robert Pickering	17,894	6,315	N/A	N/A	6,315	24,209
Sarah Ing	1,579	6,315	N/A	N/A	6,315	7,894
Konstantin Graf von Schweinitz	7,893	6,315	N/A	N/A	6,315	14,208
Linda Myers	13,157	6,315	N/A	N/A	6,315	19,472
Madelyn Antoncic	26,315	692	N/A	N/A	692	27,007
John Pietrowicz	13,157	6,315	N/A	N/A	6,315	19,472
Henry Richards	0	6,315	N/A	N/A	6,315	6,315
Roger Nagioff	0	6,315	N/A	N/A	6,315	6,315
Further details of the outstanding scheme interests are shown in the following table :

	Description	Type	Vesting dates	At 1 January 2024[1]	Changes during the year			At 31 December 2024
					Granted	Lapsed	Released
Ian Lowitt	Legacy Retention LTIP	Conditional award	3/31/2025	245,811				245,811
Ian Lowitt	Legacy 2022 Annual LTIP	Conditional award	9/27/2026	77,843				77,843
Ian Lowitt	Legacy 2023 Annual LTIP	Conditional award	6/5/2027		99,572			99,572
Ian Lowitt	2023 DBP	Conditional award	17/5/2025 17/5/2026 17/5/2027		112,564			112,564
Ian Lowitt	2022 Legacy Deferred Bonus Plan	Conditional award	04/05/202 504/05/20 26	139,420			46,473	92,947
Ian Lowitt	2021 Legacy Deferred Bonus Plan	Conditional award	3/31/2022	17,403			8,701	8,702
Ian Lowitt	Legacy Conditional Award	Conditional award	4/28/2025	142,703				142,703
Rob Irvin	2022 Legacy Deferred Bonus Plan	Conditional award	04/05/202 504/05/20 26	14,019			4,673	9,346
Rob Irvin	2023 DBP	Conditional award	17/5/2025 17/5/2026 17/5/2027	7,412				7,412
Rob Irvin	Legacy 2023 Annual LTIP	Conditional award	6/5/2027	27,681				27,681
Rob Irvin	2024 Retention LTIP	Conditional award	6/6/2027	39,473				39,473
Robert Pickering	2024 NED Awards	Conditional award	11/8/2025		6,315			6,315

Sarah Ing	2024 NED Awards	Conditional award	11/8/2025	6,315		6,315
Konstantin Graf von Schweinitz	2024 NED Awards	Conditional award	11/8/2025	6,315		6,315
Linda Myers	2024 NED Awards	Conditional award	11/8/2025	6,315		6,315
Madelyn Antoncic	2024 NED Awards	Conditional award	11/8/2025	6,315	5,623	692
John Pietrowicz	2024 NED Awards	Conditional award	11/8/2025	6,315		6,315
Henry Richards	2024 NED Awards	Conditional award	11/8/2025	6,315		6,315
Roger Nagioff	2024 NED Awards	Conditional award	11/8/2025	6,315		6,315
1.Restated number of shares following reverse share split on IPO
Minimum shareholding guidelines
Executive Directors are expected to build up and maintain a minimum shareholding equivalent to
300% of base salary in respect of the Chief Executive Officer and 200% of base salary in respect of the
Chief Financial Officer. The normal expectation is that this is built up over a maximum five-year period from appointment to the Board. Details of their current holdings are set out below. It is expected that Rob
Irvin will meet the guidelines within three years.

Director	Number of eligible shares as at 31 December 2024[1]	Value of shares held as at 31 December 2024[2]	Shareholding as % of base salary as at 31 December 2024	Shareholding requirement (% of salary)
Ian Lowitt	2,651,042	$82,632,979	6458%	300%
Rob Irvin	11,358	$354,029	58%	200%
1.Eligible shares includes all shares owned outright and all unvested deferred bonus shares not subject to performance conditions on a notional net of tax basis.
2.Value of shares based on share price of $31.17 as at 31 December 2024.
Comparison to company performance
Performance graph and table and comparison to CEO pay
The following shows details of the remuneration paid to the individual in the role of CEO and a graph showing the TSR performance of the Company since listing. In future reports both disclosures will be built up to show changes over time in accordance with the requirements of the UK Companies Act.

2024
CEO single figure of remuneration	$5.942m
Annual Bonus as a % of maximum opportunity (%)	98%
LTIP award as a % of maximum opportunity (%)	100%

Total shareholder return
The comparator group selected was the FTSE 250 Financial Services excluding Investment
Companies index. This comparator group was selected as the TSR performance chart is a UK regulatory requirement and, had Marex been listed in the UK, it would be a constituent of this index.
Percentage change in remuneration of Directors and employees
The table below sets out the percentage change in base salary/fees, taxable benefits and bonus for the each of the Directors over the past five financial years1.

	Change in salary / NED fees					Change in benefits					Change in bonus
	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2019 to 2020	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2019 to 2020	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2019 to 2020
Ian Lowitt	—%	33%	(63)%	—%	28%	(20)%	7%	(8)%	(6)%	(5)%	14%	6%	195%	36%	(7)%
Rob Irvin[2]	19%	N/A	N/A	N/A	N/A	—%	N/A	N/A	N/A	N/A	41%	N/A	N/A	N/A	N/A
Robert Pickering[3]	103%	38%	—%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Linda Myers[4]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Sarah Ing[5]	14%	1%	—%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Konstantin Graf von Schweinitz[6]	8%	—%	—%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Roger Nagioff	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Henry Richards[7]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Madelyn Antoncic[8]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
John Pietrowicz[9]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Notes:
1.As the Company has no employees other than the Executive Directors, no disclosure is required to be made under the relevant reporting regulations in relation to employee remuneration.
2.Rob Irvin joined the Board in May 2023. Figures for 2023 have been annualised to aid comparison.
3.Robert Pickering joined the Board in September 2021.  Figures for 2021 have been annualised to aid comparison.
4.Linda Myers joined the Board in January 2024.
5.Sarah Ing joined the Board in July 2021.  Figures for 2021 have been annualised to aid comparison.
6.Konstantin Graf von Schweinitz joined the Board in September 2021.  Figures for 2021 have been annualised to aid comparison.
7.Henry Richards joined the Board in April 2024.
8.Madelyn Antoncic joined the Board in January 2024.
9.John Pietrowicz joined the Board in April 2024.

Pay ratio information

Year	Method	25th percentile pay ratio	Total pay and benefits (25th percentile)	Salary component of total pay and benefits (25th percentile)	Median pay ratio	Total pay and benefits (50th percentile	Salary component of total pay and benefits (50th percentile)	75th percentile pay ratio	Total pay and benefits (75th percentile)	Salary component of total pay and benefits (75th percentile)
2024	A	67:1	$102,683	$76,773	35:1	$200,864	$108,761	14:1	$381,880	$159,943
The Committee chose to use Option A to calculate the ratio as the data was available and the approach is considered to be the most accurate. The UK employee data was taken as at 31 December
2024; employee means anyone employed under a contract of service. A full-time equivalent total was created for part-time employees and the remuneration of employees hired during the year was annualised. The resulting list was then ranked to identify the individuals at the 25th, 50th and 75th percentiles. The CEO pay ratios were then calculated based on these percentiles.
Relative importance of spend on pay
The table below shows the total pay for all of the Group's employees compared to other key financial indicators. In future years a comparator against the previous year will also be included.

Current Year
Employee remuneration (USD m)	971.6
Distributions to shareholders (USD m)	77.1
Statement of implementation of Remuneration Policy for the year to 31 December 2025
Executive Directors
Base Salary
No change to the CEO Base Salary is being proposed. The Base Salary for the CFO has seen a modest adjustment to reflect market benchmark and more broadly aligns the fixed pay for the CFO to other Executive Committee members.

Executive Director	Base salary at 1st Jan 2024 ($)	Base salary at 1st Jan 2025 ($)	% change
Ian Lowitt	$1,279,550	$1,279,550	—%
Rob Irvin	$607,786	$639,775	5%
Benefits
No changes to benefits are expected. The Executive Directors will have access to the same benefits as available to UK employees.
Annual bonus
The CEO and CFO will receive an annual bonus award of 600% and 250% of salary respectively.
The following table shows the performance metrics and weightings for the annual bonus in 2025.
The weighting for Financial measures has been increased to 75% for 2025 as the Committee considers that using Financial measures will more closely align reward to delivering shareholder value. The
Committee considers that the disclosure of detailed performance targets in advance for 2025 would be commercially sensitive and they are not, therefore, disclosed here.

Element		Weighting
Financial Measures		75%
Adjusted Operating PBT	37.5%
EPS	37.5%
Strategic Measures		25%
Total		100%
Equity incentive plans
The CEO and CFO will receive a target LTIP award of 100% and 125% of salary respectively.
The threshold to maximum ranges for 2025 Annual LTIP awards are set out in the table below.
Awards vest at 50% at threshold and 100% at maximum, with straight-line vesting between these points.
Vested awards are subject to a two-year holding period.

Financial measure	Weighting	Threshold (50% of max)	Straight Line Apportionment	Maximum (100% of max)
Growth in Adjusted Operating Profit After Tax	50%	average of 5% pa over the Performance Period	more than 5% and less than 11% over the Performance Period	average of 11% pa over the Performance Period
Growth in Adjusted EPS	50%	average of 5% pa over the Performance Period	more than 5% and less than 10% over the Performance Period	average of 10% pa over the Performance Period
A further stretch performance target (requiring 13% growth in Adjusted Operating Profit After Tax and 12% growth in Adjusted EPS) would give rise to an additional 15%of the maximum number of shares vesting (i.e. 115% of the number of shares referred to above would vest). This is a cliff target, with no additional vesting where performance falls between the maximum and stretch performance targets.
Retirement Benefits
No changes to retirement benefits are anticipated for 2025.
Non-Executive Directors
Fees
There are no changes to the current Base Fee level implemented on 1 June 2024.

Non-Executive Director	Base Fee[1] at 1st June 2024 ($)	Base Fee at 1st Jan 2025 ($)	% change
Robert Pickering	$383,865	$383,865	—%
Linda Myers2 3	$108,761	$108,761	—%
Sarah Ing[2]	$108,761	$108,761	—%
Konstantin Graf von Schweinitz[2]	$108,761	$108,761	—%
Roger Nagioff	$108,761	$108,761	—%
Henry Richards	$108,761	$108,761	—%
John Pietrowicz[3]	$108,761	$108,761	—%
1.F/X rate used $1.27955
2.Chair of Committee Fee remains unchanged at $31,989
3.Overseas Allowance Fee remains unchanged at $12,795
Equity incentive plans
Annual equity awards will be granted to Non-Executive Directors. Awards to each Non-Executive
Director will have a grant value of $120,000. Awards will vest on the first anniversary of the grant date, are not subject to performance conditions and no retention period applies. The number of shares subject to awards shall be determined by reference to the share price at the time of grant.
Benefits
There are no planned changes to the benefits provided to Non Executive Directors.
Consideration of matters relating to directors' remuneration
Remuneration Committee
The members of the Committee during the year, and their attendance at meetings of the
Committee, is set out below:

Member	Attendance[1]
Linda Myers	4/4
Robert Pickering	4/4
Sarah Ing	4/4
Roger Nagioff	0/1
Henry Richards	1/1
Jeremy Isaacs CBE	3/3
Joe Cohen	3/3
1.Roger Nagioff and Henry Richards were appointed members of the Committee on 24 April 2024. Jeremy Isaacs and Joe Cohen resigned as directors of the Company on 24 April 2024.
The Company Secretary acts as secretary to the Committee. No Non-Executive Directors are involved in deciding their own remuneration.
The Committee is advised by Willis Towers Watson. Willis Towers Watson was appointed by the
Company in 2024. Willis Towers Watson provided advice keeping the Committee up to date on developments in director remuneration. The total fees paid to Willis Towers Watson in respect of service to the Committee during the year were $302,543. Willis Towers Watson is a signatory to the
Remuneration Consultants' Code of Conduct. The Committee has reviewed the operating processes in place at Willis Towers Watson and is satisfied that the advice it receives is independent and objective.
Willis Towers Watson provided no other services to the Company.
Statement of voting at general meeting
The Company will report on the votes cast by shareholders on the Company's Remuneration Policy and Annual Report on Remuneration in future annual reports.

C.Board Practices
Corporate Governance Practices
Our Board consists of nine members. Our Board has determined that Robert Pickering, Sarah
Ing, Konstantin Graf von Schweinitz, Linda Myers and John W. Pietrowicz do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. There are no family relationships among any of our directors.
The Board has adopted Corporate Governance Guidelines to assist the Board in the exercise of its responsibilities and to serve the interests of the Company and its shareholders. The Board is responsible for determining the strategic objectives and policies required to deliver long-term sustainable success of the Company. The Board is accountable for the effective and prudent management of the
Group and is responsible for ensuring that the Company complies with its Company’s Articles of
Association and applicable laws and regulations.
As each director is annually subject to election by shareholders in accordance with the Articles, the Board does not believe it is in the best interests of the Company to establish term limits at this time.
Additionally, such term limits may cause the Company to lose the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company’s business and therefore can provide an increasingly significant contribution to the Board.
Board of Director Service Contracts
Board Committees
The Board has established an audit and compliance committee, a remuneration committee, a nomination and corporate governance committee and a risk committee.
Audit and Compliance Committee
The audit and compliance committee, which consists of Sarah Ing, Linda Myers, John Pietrowicz and Konstantin Graf von Schweinitz, assists the Board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Sarah Ing serves as Chair of the committee. The audit and compliance committee consists exclusively of members of our Board who are financially literate, and Sarah Ing is considered an “audit committee financial expert” as defined by the
SEC. Our Board has determined that Sarah Ing, Linda Myers, John Pietrowicz and Konstantin Graf von
Schweinitz each satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange
Act. The audit and compliance committee is governed by a charter, or terms of reference, that complies with Nasdaq listing rules.
The audit and compliance committee is responsible for, among other things:
•monitoring the integrity of our financial statements and related disclosures;
•reviewing and discussing with management and our external auditor the adequacy of the
Company’s internal financial controls;
•the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•evaluating our external auditor’s objectivity and independence;
•pre-approving the audit services and non-audit services to be provided by our external auditor before the auditor is engaged to render such services;

•establishing procedures for the receipt, retention and treatment of complaints received by the
Company regarding accounting, internal accounting controls or auditing matters, and for the
•confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters;
•approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy; and
•reviewing our Code of Conduct.
The audit and compliance committee meets as often as one or more members of the audit and compliance committee deem necessary, but in any event meets at least once per quarter. The audit and compliance committee meets at least once per year with our independent accountant, without our management being present.
Remuneration Committee
The remuneration committee, which consists of Linda Myers, Robert Pickering, Sarah Ing, Roger
Nagioff and Henry Richards, assists the Board in determining the remuneration policy and practices of the
Company for executive directors’ remuneration and to design and determine the remuneration for the
Chair of the Board, executive directors and senior management. Linda Myers serves as Chair of the committee. Under SEC and Nasdaq listing rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard director fees. Our Board has determined that Linda Myers, Robert Pickering and Sarah Ing each satisfies the heightened independence standards under SEC and Nasdaq listing rules.
The remuneration committee is responsible for, among other things:
•determining the policy for remuneration of our employees;
•determining the total individual remuneration package of our executive directors, the Chair of the Board and material risk takers for each year;
•approving the strategic, risk and financial measures with respect to the compensation of our
Chief Executive Officer;
•overseeing the evaluation of our executive officers other than the Chief Executive Officer and, after considering such evaluation, to review and set, or make recommendations to the Board regarding the remuneration of such executive officers;
•reviewing, approving and recommending to the Board for approval as necessary, all aspects of our incentive plans; and
•administering and overseeing our compliance with the compensation recovery policy.
Nomination and Corporate Governance Committee
The nomination and corporate governance committee, which consists of Robert Pickering, Sarah
Ing, Konstantin Graf von Schweinitz and Henry Richards, assists our Board in identifying individuals qualified to become members of our Board consistent with criteria established by our Board and in developing our corporate governance principles. Robert Pickering serves as Chair of the committee.
The nomination and corporate governance committee is responsible for, among other things:
•identifying and recommending director candidates to the Board for approval;

•reviewing our succession plans;
•reviewing and evaluating the structure and performance of our board;
•recommending nominees for selection to our Board’s committees;
•developing and implementing appropriate corporate governance arrangements; and
•overseeing sustainability and ESG matters, including diversity, equity and inclusion matters.
Risk Committee
The risk committee, which consists of Konstantin Graf von Schweinitz, Sarah Ing and Roger
Nagioff, assists the Board in overseeing and providing advice to the Board on our current risk exposure and future risk strategies. Konstantin Graf von Schweinitz serves as Chair of the risk committee.
The risk committee’s responsibilities include:
•overseeing the day-to-day risk management, internal control systems and oversight arrangements of senior management;
•assessing our current risk exposures, including credit/counterparty risk, market risk, liquidity risk, combined risk, operational risk, information technology risks, including cybersecurity and data privacy; and
•advising the Board on risk strategy.
D.Employees
As of December 31, 2024, we directly employed 2,340 people in the United Kingdom, Europe,
Asia and North America, of which 1,241 were front office employees. In addition, we also had a total of 85 contractors and consultants working with us as of December 31, 2024.
The number of our full-time employees (excluding contractors and consultants) by geography and role are summarized below as of December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024	2023	2022
Employees by geography
United Kingdom ...............................................................................	1,095	956	794
Europe ...............................................................................................	218	196	58
North America ..................................................................................	709	688	617
APAC .................................................................................................	200	171	106
Other Regions(1) ...............................................................................	118	63	15
Total ...................................................................................................	2,340	2,074	1,590

Employees by role
Front-office employees ...................................................................	1,241	1,175	858
Control and support employees ....................................................	1,099	899	732
Total ...................................................................................................	2,340	2,074	1,590

(1) Other regions include South America and Middle East.

Our employees in our Paris office are represented by a Works Council. No other employees are represented by labor unions, collective bargaining agreements or other similar agreements.
We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.
E.Share Ownership
For information regarding the share ownership of directors and officers, see Item 7A. “Major
Shareholders.” For information as to our equity incentive plans, see Item 6B. “Compensation—Incentive
Programs.”
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
The Company considered whether the restatement of previously issued financial statements described in Note 36 requires recovery of erroneously awarded incentive-based compensation pursuant to the Company’s Policy for Recovery of Erroneously Awarded Compensation. The Company concluded that the restatement of previously issued financial statements described in Note 36 does not impact related performance metrics used for executive management’s compensation and therefore no recovery of incentive-based compensation was required.
Item 7.Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 3, 2025 by:
•each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
•each of our executive officers and our Board of directors; and
•all of our executive officers and our Board as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or
Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of December 31,
2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
Unless otherwise indicated below, the address for each beneficial owner listed is c/o Marex
Group plc, 155 Bishopsgate, London, EC2M 3TQ, United Kingdom.
For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner	Number	%
5% or Greater Shareholders
Amphitryon Limited(1) .................................................................................................	14,370,304	20.44
MASP Investor Limited Partnership(2) .....................................................................	10,083,349	14.35
Ocean Ring Jersey Co Limited(3) .............................................................................	9,444,092	13.44

Directors and Executive Officers(4)
Ian Lowitt .....................................................................................................................	2,934,731	4.15
Robert Irvin .................................................................................................................	2,477	*
Paolo Tonucci .............................................................................................................	1,315,225	1.86
Simon van den Born ..................................................................................................	1,309,302	1.86
Thomas Texier ............................................................................................................	124,605	*
Nilesh Jethwa .............................................................................................................	522,501	*
Robert Pickering ........................................................................................................	17,894	*
Madelyn Antoncic(5) ...................................................................................................	26,315	*
Konstantin Graf von Schweinitz ..............................................................................	7,893	*
Sarah Ing .....................................................................................................................	1,579	*
Linda Myers ................................................................................................................	13,157	*
Roger Nagioff .............................................................................................................	—	*
John W. Pietrowicz ....................................................................................................	13,157	*
Henry Richards ..........................................................................................................	—	*
All executive officers and directors as a group (14 persons) .....................	6,288,836	8.81

* less than 1%
(1)Based solely on the Schedule 13G that was filed by Amphitryon Limited on November 14, 2024. The business address of
Amphitryon Limited, a company organized under the laws of Jersey, is 44 Esplanade, St. Helier, JE4 9WG, Jersey. Amphitryon
Limited is the record holder of the shares reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon
Limited. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Mr. Jeremy Isaacs and Mr.
Roger Nagioff. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by
Amphitryon Limited. All the reporting persons share voting power and dispositive power over the shares of the Company. All the reporting persons share voting power and dispositive power over the shares of the Company.
(2)Based solely on the Schedule 13G that was filed by MASP Investor Limited Partnership (“MASP Investor LP”) on November 14,
2024. The business address of MASP Investor LP, a limited partnership established under the laws of Jersey, is 44 Esplanade,
St. Helier, JE4 9WG, Jersey. MASP Investor LP acts through its general partner Forty Two Point Two Acquisition Limited
(“FTPTAL”), a company organized under the laws of the British Virgin Islands, whose business address is Little Denmark
Building, PO Box 4584, Road Town, Tortola, British Virgin Islands. FTPTAL, in its capacity as general partner of MASP Investor
LP, is the record holder of the shares reported herein. FTPTAL is indirectly wholly-owned by BXR Group Holdings Limited, which is deemed to have beneficial ownership of the ordinary shares held directly by FTPTAL, in its capacity as general partner of MASP Investor LP. Each aforementioned person or entity disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. MASP Investor LP was formerly an indirect minority shareholder of Amphitryon Limited. In May 2024, Amphitryon Limited transferred 12,981,592 ordinary shares to
MASP Investor LP, and at the same time, MASP Investor LP transferred its indirect interest in Amphitryon Limited to JRJ
Investor 1 LP, resulting in JRJ Investor 1 LP becoming a sole indirect shareholder of Amphitryon Limited. All the reporting persons share voting power and dispositive power over the shares of the Company.
(3)Based solely on the Schedule 13G that was filed by Ocean Ring Jersey Co Limited (“Ocean Ring”) on November 14, 2024. The
business address of Ocean Ring, a company organized under the laws of Jersey, is 47 Esplanade, St. Helier, JE1 0BD, Jersey.
Ocean Ring is a wholly owned subsidiary of Ocean Trade Lux Co S.à r.l. (“Ocean Trade”), a Luxembourg company having its registered office at 26 Boulevard Royal, L-2449 Luxembourg, which itself is owned by Trilantic Capital Partners IV (Europe)
L.P., a limited partnership registered in England and Wales, whose address is 35 Portman Square, W1H 6LR, London (“Trilantic
Europe IV”) and other co-investors. The voting and investment control over the ordinary shares of the Company held by Ocean
Ring is exercised indirectly by the board of directors of Trilantic Capital Partners Management Limited (“TCPML”), a Guernsey
company, acting as general partner of Trilantic Capital Partners Associates IV (Europe) L.P. Inc (“TCPA IV Europe”), a
Guernsey partnership, acting itself as general partner of Trilantic Europe IV, which is the controlling shareholder of Ocean
Trade. The board of directors of TCPML is comprised of Vittorio Pignatti, Javier Bañon, Mark Huntley, Laurence McNairn and
Benedict Morgan. Each member of the board of directors of TCPML disclaims beneficial ownership of the ordinary shares held by Ocean Ring, except to the extent, if any, of his pecuniary interest therein. The registered office for TCPML and TCPA IV
Europe is Floor 2, Trafalgar Court, St Peter Port, GY1 4LY, Guernsey. All the reporting persons share voting power and dispositive power over the shares of the Company.
(4)  This includes certain ordinary share awards under a Retention Long Term Incentive Plan (“RLTIP”) and a Deferred Bonus Plan
(“DBP”) which will vest within 60 days of March 3, 2025, as follows: Ian Lowitt 254,513; Paolo Tonucci 259,403; Simon van den
Born 174,722; Thomas Texier 45,595; Nilesh Jethwa 208,092. In accordance with a warrant agreement, 142,709 ordinary shares will also be distributed to Ian Lowitt on the anniversary of the IPO.

(5)Madelyn Antoncic resigned as a director on 18 December 2024.
The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.
As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. To our knowledge, as of March 3, 2025, we had two holders of record of our ordinary shares in the United States, holding, in the aggregate 70,290,886, or 100%, of our outstanding ordinary shares, which excludes 1,930,957 ordinary shares held by our EBT that were unallocated as of December
31, 2024.
To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.
We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
B.Related Party Transactions
The following is a description of related party transactions we have entered into since January 1,
2022 with any of the executive officers or members of our Board and the holders of more than 5% of our ordinary shares.
The Shareholders’ Agreement which the Company entered into on October 20, 2020 with
Amphitryon Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.A.R.L. (referred to as
‘2020 Shareholders’ Agreement’), meant that the Group paid a management 2.5% of EBITDA each year to a party associated with the ultimate parent company for services provided. This resulted in the Group having paid $2.4m (2023: $6.1m) recorded in other expenses. As at December 31, 2024, there were no outstanding payable balances (2023: $1.1m) recorded within trade and other payables.
Following the Company's successful initial public offering on April 25, 2024, the 2020
Shareholders' Agreement was terminated and a new Shareholders Agreement came into effect between the Company, Amphitryon Limited, JRJ Investor 1 Limited Partnership and MASP Investor Limited
Partnership (the '2024 Shareholders Agreement'). Amongst other matters, the 2024 Shareholders'
Agreement afforded Amphitryon Limited the right to appoint up to two nominee directors to the Board of
Marex Group plc, subject to certain shareholding thresholds being met. The 2024 Shareholders
Agreement did not include the payment of any management fees.
Prior to the IPO, the Group's related parties comprised its private equity investors Ocean Ring
Jersey Co. Limited, MASP Investor Limited Partnership, and Amphitryon Limited, together with their holding or controlling entities. Following completion of the IPO, Ocean Ring Jersey Co. Limited and MASP
Investor Limited Partnership (and their holding or controlling entities) ceased to be related parties as their ownership fell below 20%. Amphitryon Limited and its holding or controlling entities remained related parties post-IPO by virtue of their ownership greater than 20%, and by their board representation (as noted above).
Amphitryon Limited and its holding or controlling entities continued to be considered related parties following a further sale of shares in October 2024 (despite their ownership falling below 20%) due to their Board representation. This remained the position as at December 31, 2024.
There were no other transactions during the period or assets and liabilities outstanding as at
December 31, 2024 (2023: $nil) with other related parties.

Shareholders’ Agreement
On April 24, 2024, in connection with our IPO, we entered into a shareholders’ agreement with
Amphitryon Limited, JRJ Jersey Limited as general partner of JRJ Investor 1 Limited Partnership (“JRJ
Investor 1 LP”) and FTPTAL as general partner of MASP Investor LP (the “Shareholder Agreement”), which governs certain aspects of the relationship between us and the parties thereto since the completion of our IPO.
Director Nomination Rights
Pursuant to the terms of the Shareholder Agreement, for so long as Amphitryon Limited, JRJ
Investor 1 LP and MASP Investor LP hold in aggregate:
•a beneficial interest in 10% or more of our issued ordinary share capital but less than 25% of our issued ordinary share capital, Amphitryon Limited (on behalf of and at the direction of JRJ
Investor 1 LP) or JRJ Investor 1 LP shall be entitled from time to time to nominate for appointment to our Board up to one natural person to be a non-executive director; and
•a beneficial interest in 25% or more of our issued ordinary share capital, Amphitryon Limited
(on behalf of and at the direction of JRJ Investor 1 LP) or JRJ Investor 1 LP shall be entitled from time to time to nominate for appointment to our Board on behalf of and at the direction of
JRJ Investor 1 LP up to two natural persons to be non-executive directors.
In addition, for so long as Amphitryon Limited or JRJ Investor 1 LP is entitled to nominate one or more nominee directors to our Board, then Amphitryon Limited and JRJ Investor 1 LP shall have the right to appoint two nominee directors as members of our remuneration committee and one nominee director as a member of each other committee of our Board (other than our audit and compliance committee), subject to the composition of the relevant committee satisfying the independence requirements under the
Nasdaq rules as applicable to us.
Consent Right
Pursuant to the terms of the Shareholder Agreement, for so long as Amphitryon Limited, JRJ
Investor 1 LP and MASP Investor LP hold in aggregate beneficial interest in 20% or more of our issued ordinary share capital, then the prior written consent of JRJ Investor 1 LP would be required for establishing any incentive scheme (including the adoption of any sub-plan or template award agreement)
or amending or varying the terms of an existing incentive plan or a new incentive scheme once established, save that the prior written consent of JRJ Investor 1 LP will not be required in respect of granting of bonuses or other awards under new or existing incentive schemes in accordance with their terms or any amendment or variation that we consider to be immaterial or administrative or required in order to implement any current or future regulatory requirement.
Exercise of Rights
Pursuant to the terms of the Shareholder Agreement, in the event that Amphitryon Limited and
JRJ Investor 1 LP collectively hold a beneficial interest in less than 5% of our issued ordinary share capital, but together Amphitryon Limited, JRJ Investor 1 LP and MASP Investor LP hold in aggregate a beneficial interest in 10% or more of our issued ordinary share capital, then the rights and obligations of
Amphitryon Limited and JRJ Investor 1 LP shall instead be rights and obligations of MASP Investor LP.
Termination
The Shareholder Agreement will terminate with immediate effect in accordance with its terms in the event that:
•the parties agree in writing;

•Amphitryon Limited, JRJ Investor 1 LP and MASP Investor LP shall cease to hold in aggregate a beneficial interest in 10% or more of our issued ordinary share capital; or
•we enter into voluntary or compulsory liquidation or a winding-up process, we are placed into administration or a receiver is appointed over all or any part of our property, undertaking or assets, or we enter into any composition or voluntary arrangement with its creditors or otherwise cease to exist as a consequence of a legal merger or spin off.
Registration Rights Agreement
In connection with our IPO, we entered into a Registration Rights Agreement with Amphitryon
Limited, JRJ Investor 1 LP, BXR Group Holdings Limited, Ocean Ring Jersey Co. Limited and Ocean
Trade Lux Co S.Á.R.L. (the “Registration Rights Agreement”), pursuant to which such shareholders were granted certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.
Company Lock-up Agreements
Our executive officers and certain other members of our management team entered into a lock-up agreement with the Company (the “Company Lock-up Agreement”). Pursuant to the Company Lock-up
Agreement, each such shareholder agreed not to sell certain shares owned by them for a period of one year after the date of the final prospectus from our IPO, with the exception of our Chief Executive Officer, who is subject to a two-year lock-up period. The Company Lock-up Agreement may be waived with the consent of our Chief Executive Officer and our remuneration committee.
Indemnification and Insurance
We have entered into deeds of indemnity with our executive officers and directors. Our amended and restated articles of association permit us to indemnify our executive officers and directors to the extent permitted by law. See Item 6. “Compensation Insurance and Indemnification.” for a description of these deeds of indemnity. In addition to such indemnification, we provide our executive officers and directors with directors’ and officers’ liability insurance.
Related Party Transaction Policy
Our Board has adopted a written related person transaction policy, which set forth the policies and procedures for the review and approval or ratification of related person transactions.
C.Interests of Experts and Counsel
Not applicable.

Item 8.Financial Information
A.Consolidated Statements and Other Financial Information
Consolidated Financial Statements
See Item 18 ‘Financial Statements’ for our consolidated financial statements and the report of our independent registered public accounting firm.
Legal and Arbitration Proceedings
We are subject to various legal and regulatory proceedings, claims and actions. Although the outcome of these proceedings, claims and actions cannot be predicted with certainty, we do not believe that the outcome of any such proceedings, claims and actions would, in our management’s judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any material legal and regulatory proceedings, claims and actions threatened against us.
Dividend Policy
We paid dividends of $45.0 million and $63.8 million in the years ended December 31, 2023 and
2024, respectively. We did not pay dividends in the year ended December 31, 2022.
We expect to continue to pay dividends on a quarterly basis. The declaration and payment of any future dividends will be at the discretion of our Board and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our Board may deem relevant.
Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.
B.Significant Changes
None.
Item 9.The Offer and Listing
A.Offer and Listing Details
We are listed on Nasdaq and our ordinary shares began trading on April 25, 2024 under the ticker symbol ‘MRX’. Prior to this, no public market existed for our ordinary shares.
B.Plan of Distribution
Not applicable.
C.Markets
Our ordinary shares are listed on Nasdaq and our ordinary shares began trading on April 25,
2024 under the ticker symbol ‘MRX’.
D.Selling Shareholders
Not applicable.

E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10.Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.
C.Material Contracts
Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.
D.Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-
resident holders of our ordinary shares other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the amended and restated articles of association on the right of non-residents to hold or vote shares.
E.Taxation
Material U.K. Tax Considerations
The following summary contains a description of the material U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of England and Wales and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, practice applying as at the date of this Annual Report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ordinary shares. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ordinary shares, or all of the circumstances in which holders of ordinary shares may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out below under “U.S.
Federal Income Taxation.”

Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and to whom split year treatment does not apply and who do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ordinary shares is connected, (“U.K. Holders”), who are absolute beneficial owners of the ordinary shares (where the ordinary shares are not held through an
Individual Savings Account or a Self-Invested Personal Pension) and who hold the ordinary shares as investments. The statements in this guide do not apply to any Holder who either directly or indirectly holds or controls 10% or more of the company’s share capital (or class thereof), voting power or profits.
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):
•persons who are connected with the company;
•financial institutions;
•insurance companies;
•charities or tax-exempt organizations;
•collective investment schemes;
•pension schemes;
•market makers, intermediaries, brokers or dealers in securities;
•persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
•individuals who are subject to U.K. taxation on a remittance basis or under the U.K.’s foreign income and gains regime.
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND
ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF
ORDINARY SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION,
OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN SPECIFIC
CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR
DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT
DOUBLE TAXATION AGREEMENTS.
Dividends
Withholding Tax
Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax.
Income Tax
An individual U.K. Holder may, depending on their particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless they carry on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 of taxable dividend income received by the individual U.K.
Holder in the 2024/25 tax year (the “Nil Rate Band”). Income within the Nil Rate Band will be taken into account in determining whether income in excess of the Nil Rate Band falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the Nil Rate Band will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.
Corporation Tax
A corporate holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should generally be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K.
Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (currently, the main rate of corporation tax is 25%).
Chargeable Gains
A disposal or deemed disposal of ordinary shares by a U.K. Holder may, depending on the U.K.
Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption for individuals), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ordinary shares, the current applicable rate (for disposals made from October 30, 2024) will be 24%. For an individual U.K. Holder who is subject to U.K.
income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate (for disposals made from October 30, 2024) would be 18%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable (for disposals made from
October 30, 2024) to the excess would be 24%.
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of U.K. corporation tax (currently 25%) would apply.
A holder of ordinary shares that is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ordinary shares, a trade through a permanent establishment) to which the ordinary shares are used in or for the purposes of such trade, profession or vocation (or, in the case of a corporate holder of ordinary shares, used, held or acquired for the purposes of the permanent establishment).
However, an individual holder of ordinary shares who has ceased to be resident for tax purposes in the
United Kingdom for a period of less than five years and who disposes of ordinary shares during that period may be liable on their return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).
Stamp Duty and Stamp Duty Reserve Tax
The discussion below relates to the holders of our ordinary shares wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.
Issue of Shares
There is generally no liability to stamp duty or SDRT payable on the issue of new ordinary shares in the Company.
Transfers of Shares
An unconditional agreement to transfer ordinary shares will normally give rise to a charge to
SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. There is an exemption where the consideration for a transfer is £1,000 or less and that transfer does not form part of a larger transaction or series of transactions where the combined consideration exceeds £1,000 and this is certified on the instrument of transfer. The charge to SDRT will be canceled or, if already paid, repaid
(generally with interest and upon claim), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.
Transfers Into (or Between) Depositary Receipt Issuers and Clearance Services
Subject to the following, an unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services (a “depositary receipt issuer” and a “clearance service,” respectively) will prima facie be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer or, in certain circumstances, the value of the shares (rounded up to the next multiple of £5 in the case of stamp duty)
unless (in respect of transfers to clearance services) the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986 (a “section 97A election”). No such charge to stamp duty or SDRT should arise on the issuance of new ordinary shares to a depositary receipt issuer or a clearance service.
The 1.5% U.K. stamp duty and SDRT charges should not, however, arise on a transfer of U.K.
shares to a depositary receipt issuer or to a clearance service to the extent that such transfer is an
“exempt capital-raising transfer” or an “exempt listing transfer,” as defined in Finance Act 2024.
Transfers of shares from a depositary receipt issuer to a clearance service are generally outside of the charge to U.K. stamp duty and SDRT (assuming that the clearance service has not entered into a section 97A election) and, as such, the transfer of our ordinary shares from the depositary receipt issuer to the nominee for DTC should not give rise to a liability to U.K. stamp duty or SDRT. It is understood that
HMRC regards the facilities of DTC as a clearance service for these purposes, and we are not aware of any section 97A election having been made by DTC.
Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt issuer or a clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system.

No stamp duty or SDRT should be required to be paid on a transfer of our ordinary shares through the clearance service facilities of DTC, provided that no section 97A election has been made by
DTC and (in the case of stamp duty only) provided that no written instrument of transfer is entered into in respect of the transfer.
Material U.S. Federal Income Tax Considerations
The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of the ordinary shares. This summary deals only with the ordinary shares held as capital assets within the meaning of Section 1221 of the
Internal Revenue Code of 1986, as amended (the “Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own the ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to alternative minimum taxes, holders that acquired the ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding equity.
This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”), regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).
As used herein, the term “United States Holder” means a beneficial owner of the ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the
United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust
(a) that is subject to the supervision of a court within the United States and the control of one or more
United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”
If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires the ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in the ordinary shares should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning, and disposing of the ordinary shares.
THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT
BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD
CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF
ACQUIRING, OWNING AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE
APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND
POSSIBLE CHANGES IN TAX LAW.
Dividends

If we make any distributions, subject to the discussion below under “—Passive foreign investment company,” the amount of dividends paid to a United States Holder with respect to the ordinary shares generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for
United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. If distributions are paid in foreign currency, the amount of such distribution will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.
Foreign withholding tax (if any) paid on dividends on the ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s
United States federal taxable income. Dividends paid on the ordinary shares generally will constitute
“foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United
States source income. A “United States-owned foreign corporation” is any foreign corporation in which
United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we do not believe we are treated as a “United States-owned foreign corporation,” we may become one in the future. In such case, if
10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source income, and, as such, the ability of a United States Holder to claim a foreign tax credit for any foreign withholding taxes (if any) payable in respect of our dividends may be limited.
United States Treasury regulations impose various limitations on a United States Holder’s ability to claim foreign tax credit in respect of any foreign tax imposed on a distribution on the ordinary shares.
The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the impact of the applicable United States Treasury regulations.
Dividends received by certain non-corporate United States Holders (including individuals) may be
“qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes (which would include the United States—United Kingdom income tax treaty), (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United
States Holder satisfies certain holding period and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as the ordinary shares are expected to be. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to the ordinary shares. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.
Disposition of Ordinary Shares
Subject to the discussion below under “—Passive foreign investment company,” a United States
Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of the ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit (unless an applicable United States income tax treaty provides otherwise). A United States Holder’s initial tax basis in the ordinary shares generally will equal the cost of such shares.
Passive Foreign Investment Company
We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from certain commodities and securities transactions. Special rules apply for a dealer as specifically defined under the PFIC rules. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds the ordinary shares.
Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds the ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.
The application of the PFIC rules (including the special rules for a dealer) to a corporation in the type of business that we are engaged in is subject to uncertainty. If we are a PFIC for any taxable year that a United States Holder holds the ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of the ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the ordinary shares.
The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on the ordinary shares exceeds 125%
of the average of the annual distributions on the ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of the ordinary shares if we were a
PFIC, as described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a United States Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is “regularly traded” on a “qualified exchange” (which includes Nasdaq). If a United States Holder makes an effective mark-to-market election, such United States Holder will include in each year as ordinary income the excess of the fair market value of the ordinary shares at the end of the year over the adjusted tax basis in the ordinary shares, and will be entitled to deduct as an ordinary loss each year the excess of the adjusted tax basis in the ordinary shares over their fair market value at the end of the year, to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Gain or loss on a sale or exchange of the ordinary shares will be treated similarly. If a United States Holder makes a mark-to-
market election it will be effective for the taxable year for which the election is made and all subsequent taxable years (provided that, for any subsequent taxable year in which we are not a PFIC, a United States
Holder will not include in income mark-to-market gain or loss) unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Because a mark-to-market election generally cannot be made for equity interests in Lower-tier PFICs, United States
Holders generally will continue to be subject to the PFIC rules with respect to their indirect interest in any
Lower-tier PFICs. As a result, distributions from, and dispositions of, Lower-tier PFICs, as well as certain other transactions, generally will be treated as distributions or dispositions subject to the special tax rules above, even if a mark-to-market election is made. United States Holders are urged to consult their tax advisors about the availability and advisability of the mark-to-market election in their particular circumstances, as well as the impact of such election on interests in any Lower-tier PFICs. If we are a
PFIC, a timely election to treat us as a qualified electing fund treatment would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United
States Holders to make a qualified electing fund election.
For each taxable year we are considered a PFIC, a United States Holder will be subject to annual information reporting requirements under the PFIC rules, including the filling of IRS Form 8621. A failure to file forms as required may toll the running of the statute of limitations in respect of each of the United
States Holder’s taxable years for which such form is required to be filed.
Each United States Holder is urged to consult its own tax advisor concerning the U.S. federal income tax consequences of holding the ordinary shares if we are a PFIC in any taxable year during its holding period, including the desirability of making a mark-to-market election.
Information Reporting and Backup Withholding
Dividend payments and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of the ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.
Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax.
Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting
Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions.
United States Holders should consult their tax advisors regarding the application of these reporting requirements.
F.Dividends and Paying Agents
Not applicable.

G.Statement by Experts
Not applicable.
H.Documents on Display
We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.
We also make available on our website (www.marex.com), free of charge, our annual reports on
Form 20‑F and the text of our reports on Form 6‑K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference into this
Annual Report.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.
Item 11.Quantitative and Qualitative Disclosures About Market Risk
Our activities expose us to a number of financial risks including credit risk, market risk and liquidity risk. We manage these risks through various mitigating controls, and our approach to risk management generally is both prudent and adaptive. Overall responsibility for risk management rests with our Board of directors. The Board’s risk appetite is articulated and controlled through various mechanisms, including:
•risk appetite statements applicable to each of the different categories of risk; and
•a risk classification model which includes: credit, market, operational risk, liquidity, compliance, strategic and business, change and portfolio risk.
Implementation of risk appetite across our businesses is overseen by our risk committee. The risk committee sets a tolerance for each of the risk, which enables us to measure each individual category against our strategic objectives. The tolerances range between (i) very low, (ii) low, (iii) moderate and (iv)
acceptable, with the majority set at either very low or low and two currently set at moderate.
Risk limits, underpinned by trigger limits, are set across each risk factor by the risk committee
(pursuant to its delegated authority as granted by our Board of directors) and establish the boundaries within which our executive management team is empowered to operate. Risk limits may be refreshed as needed to meet our changing corporate and strategic initiatives as well as emerging risks to our business.
These limits, together with our overall risk appetite, are guided by regular review of the risk registers we have implemented across our businesses and ongoing engagement between our Board and executive management team regarding the changing environment in which we operate and the strategic direction of our business.

A risk appetite dashboard is maintained by our risk management team and reported to each of the risk committee and the Board on a quarterly basis for discussion, with any breach of a trigger or risk limit escalated as needed to the risk committee and/or the Board to agree the necessary steps to remediate.
Key risk indicators are also established by our executive management team to enable us to manage our daily operations across our businesses at a more granular level. Dedicated resources within our Risk department control and management the exposures resulting from: (a) our own positions and (b)
the positions our clients and related exposures to their counterparties, within the risk appetite set by our
Board.
For additional information, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.
Credit risk
The maximum credit risk exposure relating to financial assets is represented by the gross carrying value as at the balance sheet date. Credit risk in the Group principally arises from cash and cash equivalents deposited with third party institutions, exposures from transactions and balances with exchanges and clearing houses, and exposures resulting from transactions and balances relating to customers and counterparties, some of which have been granted credit lines.
The Group only makes treasury deposits with banks and financial institutions that have received approval from the Group’s Executive Credit and Risk Committee (or their authorised delegates). These deposits are also subject to counterparty limits with respect to concentration and maturity.
The Group’s exposure to customer and counterparty transactions and balances is managed through the Group’s credit policies and, where appropriate, the use of initial and variation margin credit limits, in conjunction with position limits for all customers and counterparties. These exposures are monitored both intraday and overnight. The limits are set by the Group’s Executive Credit and
Risk Committee (or their authorised delegates) through a formalised process.
The Group has received collateral in respect of its derivative assets during the year ended
December 31, 2024 amounting to $420.1m (2023: $184.5m). Collateral was recognised in amounts due to exchanges, clearing houses and other counterparties.
Market risk
The Group’s activities expose it to financial risks primarily generated through financial (interest rate, equity and foreign exchange markets) and commodity market price exposures. The Group’s Agency
& Execution, Market Making and Hedging and Investment Solutions businesses generate market risk as the Group acts as principal.
Market risk sensitivity
The Group manages market risk exposure using appropriate risk management techniques within predefined and independently monitored parameters and limits. The Group uses a range of tools to monitor and limit market risk exposures. These include Value-at-Risk (‘VaR’), sensitivity limits and stress testing. VaR, risk sensitivity limits and stress testing have been implemented, as appropriate, to provide oversight and control over the Agency & Execution, Market Making and Hedging and Investment
Solutions segments and to ensure that trading is conducted within the pre-set risk appetite of the Board.

Value at Risk
VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.
The VaR model used by the Group for the Metals, Agriculture, Energy and CSC business is based upon the Monte Carlo simulation technique. The VaR model for the OTC FX, US Repo and the US and EMEA Securities Financing businesses in the Agency & Execution segment and the Equity Market
Making, Frontier FX, Interest Rate Swaps, Corporate Bonds, Delta One Total Return Futures businesses and the Volatility Performance Fund in the Market Making segment is based on the Historical Simulation technique.
The Group validates VaR by comparing to alternative risk measures, for example, scenario analysis and exchange initial margins as well as the back testing of calculated results against actual profit and loss.
The Group recognises the limitations of VaR by augmenting its VaR limits with other position and sensitivity limit structures. The Group also applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions.
Market risk management in the Agency & Execution segment
VaR, risk sensitivity limits and stress testing are used to assess market risk associated with the
Capital Markets business in the Agency & Execution segment. Those parts of the Capital Markets business within the Agency & Execution segment which exhibit market risk are the OTC FX, US Repo and the US and EMEA Securities Financing businesses.
Market risk for the OTC FX desk is monitored and regulated through limits based on FX Delta at the currency, tenor and overall book level and book level VaR. VaR production and monitoring for this business started in 2024 and the VaR as at December 31, 2024 was less than $0.5m.
Market risk for the US Repo desk is monitored and regulated through daily limits based on DV01, and O/N vs term activity and book level VaR.The VaR at December 31, 2024 was less than $0.5m (2023:
less than $0.5m).
Market risk for the US Securities Financing desk is monitored and regulated through daily limits based on GMV Trigger, P&L Loss Trigger, Term Limits and book level VaR.The VaR at December 31,
2024 was less than $0.5m (2023: less than $0.5m).
Market risk for the EMEA Securities Financing desk is monitored and regulated through limits based on FX Delta, DV01, notional and tenor level.
Market risk management in the Market Making segment
VaR, risk sensitivity limits and stress testing are used to assess market risk associated with the
Metals, Agriculture, Energy and CSC business, with equities and businesses within Capital Markets in the
Market Making segment. Those parts of the Capital Markets business within Market Making which exhibit market risk are the Equity Market Making desk, Frontier FX, Interest Rate Swaps, Corporate Bonds, Delta
One Total Return Futures and the Volatility Performance Fund.
For the Metals, Agriculture, Energy and CSC business, the VaR as at December 31, 2024 was less than $4.0m (2023: less than $2.5m) and the average monthly VaR for the year ended December 31,
2024 was less than $3.0m (2023: less than $2.5m).

Market risk for the Equity Market Making business is systematically monitored and regulated through limits based on net-delta at the stock, book and overall portfolio levels, with triggers in place for monitoring gross long/short exposures. Additionally, a VaR limit is implemented to oversee and manage the desk activities. The VaR at December 31, 2024 was less than $0.5m (2023: less than $0.5m).
Market risk for the Frontier FX desk is monitored and regulated through limits based on FX Delta at the currency and tenor level and overall book level VaR. VaR production and monitoring for this business started in 2024 and the VaR as at December 31, 2024 was less than $0.5m.
Market risk for the Interest Rate Swaps desk is systematically monitored and regulated through limits based on PV01 at the currency, tenor and overall book level and book level VaR. VaR production and monitoring for this business started in 2024 and the VaR as at December 31, 2024 was less than
$0.5m.
Market risk for the US Corporate Bonds desk is monitored and regulated through limits based on
VaR, Stress, DV01 and Issuer GMV. The VaR at December 31, 2024 was less than $0.5m (2023: less than $0.5m).
Market risk on The Delta One Total Return Futures desk, launched this year, is managed both by risk sensitivity analysis (delta and dividend) to remain within the agreed limits. The delta and dividend exposure of the desk at December 31, 2024 was less than $0.5m.
Market risk in the Volatility Performance Fund is managed both by risk sensitivity analysis and stress testing to remain within the agreed limits. The stress exposure for the Volatility Performance Fund as at December 31, 2024 was less than $0.5m (2023: less than $0.5m).
Market risk management in the Hedging and Investment Solutions segment
The Hedging and Investment Solutions segment offers bespoke hedging solutions in the form of customised OTC derivatives and includes the structured notes issuance program. The market risk profile of the business is managed via risk sensitivities according to the prevailing risk factors of issued products and hedges. This is monitored and controlled daily on a net risk profile for each desk and supported by additional stress concentration and scenario-based analyses. Sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios, including the key risks per asset class as follows:
•Commodity risk
•Equity risk
•Foreign exchange risk
•Interest rate risk
•Credit spread risk
•Crypto currency risk
Risk sensitivity limits together with scenario stresses are used to manage the market risk for the
Hedging and Investment Solutions segment given the inherent complexity of its products. The products traded within this segment gives rise to a number of different market risk exposures, commonly known as the “greeks”, e.g. delta, gamma, vega. Within each asset class, and in aggregate across the segment, the market risks are captured, measured, monitored and limited within the risk limits agreed with the Market
Risk function.

The net equity market risk exposure to customised OTC derivatives, which includes structured notes issuance, within Hedging and Investment Solutions, including hedges, using the delta measure for the year ending December 31, 2024 was less than $8.5m (2023: less than $0.5m). Risks on other asset classes are small.
Sensitivity measures are used to monitor the market risk positions within each risk type, and granular risk limits are set for each desk with consideration for market liquidity, customer demand and capital constraints among other factors.
Risk sensitivity calculations are made using a dedicated Risk Engine, whose models have been validated. They are calculated by altering a risk factor and repricing all products to observe the profit and loss impact of the change.
The Group issues products on cryptocurrencies, primarily Bitcoin and Ethereum. There are residual exposures in four other cryptocurrencies, driven from two structured notes previously issued. The exposures to cryptocurrencies are detailed in note 19.
Foreign currency risk
The Group’s policy is to minimise volatility as a result of foreign currency exposure. We monitor net exposure in foreign currencies on a daily basis and buy or sell currency to minimise the exposure. We also enter into hedges for material future dated non-USD commitments through the use of derivative instruments, which may be designated as cash flow hedge relationships in accordance with the Group's accounting policy.
The associated gains and losses on derivatives that are used to hedge GBP commitments are recognised in other comprehensive income and will be recycled when the anticipated commitments take place and included in the initial cost of the hedged commitments.
As at December 31, 2024, the aggregate amount of gains/(losses) under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a loss of $1.8m (2023: $2.9m gain). It is anticipated that these commitments will become due monthly over the course of the next twelve months, at which time the amount deferred in equity will be recycled to profit and loss.
As at December 31, 2024 no ineffectiveness (2023: $nil) has been recognised in profit and loss arising from the hedging of these future dated GBP commitments.
For additional information, see Note 31 to our consolidated financial statements for the year ended December 31, 2024 included elsewhere in this Annual Report.
Interest rate risk
The Group is exposed to interest rate risk on cash, investments, derivatives, client balances and bank borrowings. The main interest rate risk is derived from interest-bearing deposits in which the Group invests surplus funds and bank borrowings, although the Group’s exposure to interest rate fluctuations is limited through the offset that exists between the bulk of its interest-bearing assets and interest-bearing liabilities. Since the return paid on client liabilities is generally reset to prevailing market interest rates on an overnight basis, the Group is only exposed for the time it takes to reset its investments which are held at rates fixed for a maturity which does not exceed three months, with the exception of US Treasuries, which have a maturity of up to two years.
The Group’s risk management strategy is to reduce the volatility in the Group’s interest receipts owing to changes in the short term reference rate for the Group’s short term deposits. As such, management monitors the reference rates to ensure that any adverse changes in the reference rate does not adversely affect the Group’s earnings. During 2024, to hedge against future perceived interest rate headwinds, the Group entered into a series of interest rate swaps in USD and EUR to ensure a smoother profile of interest rate returns. The Group has designated certain interest rate swaps as hedging instruments and the associated gains and losses on the interest rate swaps hedging future interest cash flows are recognised in other comprehensive income. The following table details the interest rate swap contracts (within derivatives on the statement of financial position) that are designated in hedging relationships:
The Group has interest rate exposure related to the changes in the short term reference rate on the Group’s overnight deposits. The Group has entered into interest rate swap contracts to hedge the interest rate risk arising from the deposits, which are designated as cash flow hedges.
As at December 31, 2024, the aggregate amount of gains/(losses) under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a loss of $24.6m (2023: $nil). As at December 31, 2024 no ineffectiveness has been recognised in profit and loss arising from the hedging of these future dated GBP commitments
(2023: $nil).
The Group’s exposures to interest rate risk arise from financial assets and liabilities measured at fair value, issued debt securities, investments, client balances and derivatives. Changes in interest rates also have an impact on the Group’s net interest income. The overarching risk objective is to match the risk profile of interest-bearing assets and liabilities, while maintaining risk limits and monitoring processes for residual exposures.
Interest rate risk arising from financial assets and financial liabilities measured at fair value within our trading portfolio is managed as part of the market risk management framework.
Interest rate risk arising from financial assets and financial liabilities measured at fair value within our trading portfolio is managed as part of the market risk management framework.
The Group’s approach to issued debt securities, including medium-term note programs, is to convert fixed rate coupons to floating rates of interest to match predominantly floating interest rate earning assets. This is typically achieved using interest rate derivatives, which are designated as fair value hedge relationships in accordance with the Group’s accounting policy. The interest rate risk of investments is managed by approved risk limits, which consider credit quality and duration.
The Group’s objective is to reduce the volatility of net interest income arising from client-driven balances (e.g. cash deposits to meet margin requirements), which can be remunerated on a fixed or floating (spread) basis. Interest rate exposure arises from fixed rate client interest terms, where the corresponding assets yield a floating rate of interest at an exchange, bank account and investments. The
Group has entered into a rolling portfolio of interest rate swaps, for a portion of relevant client balances, which are designated as fair value hedges in accordance with the Group accounting policy.
The interest rate movements are monitored for potential impact to net interest income ('NII')
continuously. The Group is sensitive to movements in short term rates, as changes to the rate will require a rebalancing of any fixed rate exposure. The Group considers that short term rates include rates that reference periods between overnight and three months on the basis that these are the most common fixing periods for interest rate products. The interest rate exposure is managed using a variety of instruments and is exposed to material changes in the short term rates as these are likely to reflect fixing periods during which floating rate exposure is effectively fixed until the next fixing date is reached.
Analysis of recent changes to short term rates suggest that movements are usually within a 100bps range; this is based on a review of Fed Funds rate moves over a rolling 3-month period between January
2022 and September 2023 and as such, the Group has considered a movement of 100bps to be an extreme scenario over a 3-month period.

The Group has modelled the interest rate sensitivity to include the impact of rate movements on the income earned on average investment balances offset with expenses paid on interest bearing liabilities and debt funding. This reflects the proportion of client assets which are interest bearing and the average balances of our debt funding. The sensitivity analysis has been determined based on the exposure at the reporting date and does not include effects that may arise from increased margin calls at exchanges, changes in client behaviour or related management actions.
It is estimated, that as at December 31, 2024, if the relevant short term interest rates had been
100bps higher, NII on interest-bearing financial assets and financial liabilities for the year ended
December 31, 2024 would increase by $17m (2023: $38m). If the short-term interest rates had been
100bps lower, NII for interest-bearing financial assets and financial liabilities for the year ended December
31, 2023 would decrease by $17m (2023: $38m). This impact relates solely to NII and does not include the impact of compensation or taxes which would reduce the impact on profit after tax.
For additional information, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.
Fair value hedge
At December 31, 2024, the Group had an interest rate swap and a cross currency swap agreement in place with a notional amount of €300m whereby the Group receives SOFR + 6.1% and
$327.3m in return for €300m and paying fixed 8.375%. The interest rate swap and cross currency swap are being used to hedge the exposure to changes in the fair value of the fixed rate 8.375% senior debt issuance.
At December 31, 2024, the Group also had an interest rate swap with a notional amount of
$600.0m whereby the Group receives the fixed rate of 6.404% and pays the floating rate of SOFR +
2.5751%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate swap match the terms of the fixed rate loan (i.e. notional amount, maturity, payment and reset dates). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. To test the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the hedged risk.
Hedge ineffectiveness can arise from:
•different interest rate curve applied to discount the hedged item and hedging instrument;
•differences in timing of cash flows of the hedged item and hedging instrument;
•the counterparties’ credit risk differently impacting the fair value movements of the hedging instrument and hedged item.
Concentration risk
To mitigate the concentration of credit risk exposure to a particular single customer, counterparty or group of affiliated customers or counterparties, the Group monitors these exposures carefully and ensures that these remain within pre-defined limits. Large exposure limits are determined in accordance with appropriate regulatory rules.

Further concentration risk controls are in place to limit exposure to clients or counterparties within single countries of origin and operation through specific country credit risk limits as set by the Board Risk
Committee.
The largest concentration of cash balances as at December 31, 2024 was 44% (2023: 46%) to a
UK-based, AA- rated global banking group (2023: UK-based, AA rated global banking group).
The largest concentration of exposures to exchanges, clearing houses and other counterparties as at December 31, 2024 was 32% to ICE (2023: 38%) and 26% to the CME (2023: 38%).
The largest concentration of exposures to treasury instruments is to the United States
Government as 86% (2023: 97%) of the instruments are issued by the US Government or a US
Government sponsored enterprise.
Liquidity risk
The Group defines liquidity risk as the failure to meet its day-to-day capital and cash flow requirements. Liquidity risk is assessed and managed under the Individual Capital and Risk Assessment
(ICARA) and Liquidity Risk Framework. To mitigate liquidity risk, the Group has implemented robust cash management policies and procedures that monitor liquidity daily to ensure that the Group has sufficient resources to meet its margin requirement at clearing houses and third party brokers. In the event of a liquidity issue arising, the Group has recourse to existing global cash resources, after which it could draw down on $275m (2023: $250m) of committed revolving credit facilities (note 21(c)). The Group has access to a further $200m (2023: $125m) secured borrowings (note 21(b)). The effect of the callable features within the structured note program is monitored and dynamically updated to reflect any changes to expected cashflows as part of the overall Group liquidity requirements. Short term liquidity requirements are monitored and subject to limits reflecting the Groups liquidity resources.
There are strict guidelines followed in relation to products and tenor into which excess liquidity can be invested. Excess liquidity is invested in highly liquid instruments, such as cash deposits with financial institutions for a period of less than three months and US Treasuries with a maturity of up to two years.
The financial liabilities are based upon rates set on a daily basis, apart from the financing of the warrant positions and the credit facility where the rates are set for the term of the loan. For assets not marked to market, there is no material difference between the carrying value and fair value.
Item 12.Description of Securities Other Than Equity Securities
Not applicable.
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds
Material Modifications to Rights of Holders
None.
Use of Proceeds
On April 24, 2024, the SEC declared effective our registration statement on Form F-1 (File No.
333-278231), as amended, filed in connection with our IPO (the “Registration Statement”). Pursuant to the Registration Statement, we registered the offer and sale of 3,846,153 of our ordinary shares, nominal value $0.001551 per ordinary share, and certain of our existing shareholders (the “Selling Shareholders”)
offered 11,538,462 of our ordinary shares. We did not receive any proceeds from the sale of ordinary shares by the Selling Shareholders, as defined in the Registration Statement. Barclays Capital Inc.,
Goldman Sachs & Co. LLC, Jefferies LLC, Keefe, Bruyette & Woods, Inc., Citigroup Global Markets Inc.,
UBS Securities LLC, Piper Sandler & Co., HSBC Securities (USA) Inc., Drexel Hamilton, LLC and Loop
Capital Markets LLC acted as representatives of the underwriters for the offering.
The offering terminated after the sale of all securities registered pursuant to the Registration
Statement. As of December 31, 2024, net proceeds of $68.3 million from our IPO have been used to for working capital and general corporate purposes, with headroom to fund future incremental growth. There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus, dated April 24, 2024, filed with the pursuant to Rule 424(b) relating to our Registration
Statement.
Item 15.Controls and Procedures
A.Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and
15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as
appropriate, to allow for timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer,
has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial
Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2024.
B.Management’s Annual Report on Internal Control Over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities
Exchange Act) or an attestation report of the company’s registered public accounting firm regarding the effectiveness of our internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
C.Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
D.Changes in Internal Control Over Financial Reporting
Other than set forth above, there were no changes in our internal control over financial reporting
(as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16.[Reserved]

Item 16A.Audit Committee Financial Expert
Our Board has determined that Sarah Ing is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our Board has also determined that Sarah Ing,
Linda Myers, John Pietrowicz and Konstantin Graf von Schweinitz each satisfies the “independence”
requirements set forth in Rule 10A-3 under the Exchange Act.
Item 16B.Code of Ethics
We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. Our Code of Business Conduct and Ethics addresses, among other things, conflicts of interest, confidential information, company assets, confidentiality, compliance with laws and regulations and corporate opportunity requirements and the process for reporting violations of the Code of Business
Conduct and Ethics. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.
We will disclose on our website any amendment to, or waiver from, a provision of our Code of
Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or the Nasdaq. Our Code of Business Conduct and Ethics is available on our website at https://www.marex.com. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.
We granted no waivers under our Code of Business Conduct and Ethics in 2024.
Item 16C.Principal Accountant Fees and Services
The following table sets forth, for each of the years indicated, the fees billed by Deloitte LLP, our independent registered public accounting firm. :

	2024	2023
	$m	$m
Audit Fees ...............................................................................................................................	10.9	7.2
Audit Related Fees ................................................................................................................	2.1	3.7
All Other Fees ........................................................................................................................	0.0	0.0
Total ........................................................................................................................................	13.0	10.9
The registered business address of Deloitte LLP is 2 New Street Square, London, EC4A 3BZ, United
Kingdom.
Audit Fees
Audit fees for the years ended December 31, 2023 and 2024 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit Related Fees
Audit related fees for the years ended December 31, 2023 and 2024 relate to services in connection with our IPO listing, subsequent public offering of ordinary shares and senior note program issuance.
Pre-Approval Policies and Procedures
The advance approval of the Audit and Compliance Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit and Compliance
Committee or members thereof, to whom authority has been delegated, in accordance with the Audit and
Compliance Committee’s pre-approval policy.
Item 16D.Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period[1]	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or units)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
6/27/2024	8,343	19.05	0	0
1.The Employee Benefit Trust (‘EBT’) of the Company, an affiliate of the Company which holds unencumbered ordinary shares that may be used to satisfy incentive arrangements, acquired ordinary shares from an employee on the date and in the amount specified in the table above.
Item 16F.Change in Registrant’s Certifying Accountant
None.
Item 16G.Corporate Governance
We are a “foreign private issuer” As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers.
We intend to rely on this foreign private issuer exemption with respect to the following requirements:
•Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our amended and restated
articles of association and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.
•Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a stock option or purchase plan that is established or materially amended or other equity compensation arrangement is made or materially amended.
•Nasdaq Rule 5635(d) regarding shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer.
•Nasdaq Rule 5605(d)(2), which requires that a listed company must have a remuneration committee composed entirely of independent directors and that they satisfy the additional independence requirements specific to remuneration committee membership set forth in
Nasdaq Rule 5605(d)(2).

•Nasdaq Rule 5605(e), which requires that director nominees must either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nomination committee comprised solely of independent directors.
Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on
Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers..
Item 16H.Mine Safety Disclosure
Not applicable.
Item 16I.Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.
Item 16J.Insider Trading Policies
We have adopted an Insider Trading policy governing the purchase, sale, and other dispositions of our securities by directors, executive officers and employees. A copy of our insider trading policy is attached as an exhibit to this Annual Report.
Item 16K.Cybersecurity
Risk Management and Strategy
Marex recognizes the importance of managing cybersecurity risks and protecting information across our enterprise. To address these priorities, data protection and cybersecurity risk management are embedded into Marex’s operations and overall enterprise risk management framework, and shares common methodologies, reporting channels and governance processes that apply across the risk management program to other legal, compliance, strategic, operational, and financial risk areas.
As part of this approach, we have implemented a layered cybersecurity risk management program intended to assess, identify, and manage cybersecurity risks.
Our cybersecurity program draws on the National Institute of Standards and Technology (NIST)
Framework, ISO 27001, and industry best practices. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the above standards as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.
Key elements of our cybersecurity risk management program include but are not limited to the following:
•Risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;
•A security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•Cybersecurity awareness training of our employees, including incident response personnel, and senior management;

•We employ a variety of tools and processes aimed at preventing, detecting, escalating, investigating, resolving, and recovering from identified vulnerabilities and security incidents in a timely manner. These include monitoring and detection systems, internal reporting mechanisms, and other security controls;
•A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;
•We also engage independent industry-recognized service providers and consultants, where appropriate, to assess, test, monitor or otherwise assist with aspects of our security processes and controls
•Recognizing that third-party vendors and service providers are a critical component of our operations, we have implemented a third-party risk management program. This program includes cybersecurity risk assessments for vendors before onboarding and periodic evaluations commensurate to their criticality and risk profile.
As disclosed, in January 2023, ION, the third party on whom we rely as our back-office provider, was subject to a cyberattack, which suspended access to trade management and reporting systems. To our knowledge, no Personal Information was lost or exfiltrated and ION implemented a number of measures designed to prevent future cyberattacks, including Multi Factor Authentication (MFA)
enforcement for all clients and CrowdStrike.
Based on our assessment, the incident has not had a material impact or affect on (nor will it in the future materially impact or affect) us, including our operations, business strategy, results of operations, or financial condition. We have not identified risks from other existing cybersecurity threats that have materially affected us, including our operations, business strategy, results of operations, or financial condition.
We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk
Factors – If we or our third-party providers fail to protect or IT Systems of Confidential Information this could, among other things, limit our ability to conduct our operations and lead to legal liability, material financial penalties, or damage to our reputation, which could materially affect our business, results of operations, and financial condition.”
Governance
Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Group Risk Committee (the “Committee”) oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management program.
The Committee receives quarterly reports from management on our information technology and cybersecurity risks. In addition, management updates the Committee, where it deems appropriate, regarding cybersecurity incidents it considers to be significant.
The Committee reports to the Board regarding its activities, including those related to cybersecurity. The Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Head of Information
Security, internal security staff or external experts as part of the Board’s continuing education on topics that impact public companies.
Our management team, including CTO, COO & CRO, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience has over 20 years of industry experience each.
Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.
Item 17.Financial Statements
We have provided financial statements pursuant to Item 18.
Item 18.Financial Statements
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Deloitte LLP, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.
Item 19.Exhibits
The following are filed as exhibits hereto:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Marex Group plc	F-1	333-278231	3.1	April 26, 2024
2.1	Description of Securities					*
2.2	Shareholders’ Agreement by and among the Registrant and certain shareholders of the Registrant					*
2.3	Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant					*
2.4	Senior Indenture dated as of October 15, 2024 between Marex Group plc and Citibank, N.A., as trustee	F-1	333-282656	4.1	October 22, 2024
2.5	Form of Master Global Note (included in 2.4 above)	F-1	333-282656	4.2	October 22, 2024
4.1†	Form of Deed Indemnity	F-1	333-278231	10.3	April 15, 2024
4.2†	Marex Group plc Retention Long Term Incentive Plan	F-1	333-278231	10.4	April 15, 2024
4.3†	Marex Group plc 2021 Deferred Bonus Plan	F-1	333-278231	10.5	April 15, 2024
4.4†	Marex Group plc 2022 Deferred Bonus Plan	F-1	333-278231	10.6	April 15, 2024
4.5†	Long-Term Incentive Plan	F-1	333-278231	10.7	April 15, 2024
4.6†	Marex Group plc Global Omnibus Plan	S-8	333-278953	99.5	April 26, 2024
4.7†	Marex Group Limited 2007 Employee Share Purchase Plan, as amended on April 10, 2024	F-1	333-278231	10.12	April 15, 2024
4.8	Form of Company Lock-up Agreement	F-1	333-278231	10.11	April 15, 2024

4.9†	Marex Group plc Employee Share Purchase Plan	S-8	333-278953	99.6	April 26, 2024
8.1	List of Subsidiaries.
11.1	Insider Trading Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Deloitte LLP, an independent registered public accounting firm.					*
97.1	Policy for Recovery of Erroneously Awarded Compensation					*
101.INS	Inline XBRL Instance Document – the instance document appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

*Filed herewith.
**Furnished herewith.
†Indicates management contract or compensatory plan or arrangement.
Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAREX GROUP PLC

Date: March 20, 2025	By:	/s/ Ian Lowitt
	Name:	Ian Lowitt
	Title:	Chief Executive Officer

Date: March 20, 2025	By:	/s/ Rob Irvin
	Name:	Rob Irvin
	Title:	Chief Financial Officer

Exhibit 12.1
CERTIFICATION
I, Ian Lowitt, Chief Executive Officer, certify that:
1.I have reviewed this annual report on Form 20-F of Marex Group plc;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))
for the company and have:
(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)[omitted];
(c)Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information;
and
(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 20, 2025	By:	/s/ Ian Lowitt
Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2
CERTIFICATION
I, Rob Irvin, Chief Financial Officer, certify that:
1.I have reviewed this annual report on Form 20-F of Marex Group plc;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))
for the company and have:
(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)[omitted];
(c)Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
(d)Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 20, 2025	By:	/s/ Rob Irvin
Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report on Form 20-F of Marex Group plc (the “Company”) for the
year ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof
(the “Report”), I, Ian Lowitt, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities
Exchange Act of 1934, as amended;
2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 20, 2025	By:	/s/ Ian Lowitt
Chief Executive Officer
(Principal Executive Officer)

Exhibit 13.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report on Form 20-F of Marex Group plc (the “Company”) for the
year ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof
(the “Report”), I, Rob Irvin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities
Exchange Act of 1934, as amended; and
2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 20, 2025	By:	/s/ Rob Irvin
President and Chief Financial Officer
(Principal Financial Officer)

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Marex Group plc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Marex Group plc (the
“Company”) and subsidiaries (the “Group”) as of December 31, 2024 and 2023, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with
IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
Restatement of the Financial Statements
As discussed in Note 36 to the financial statements, the accompanying financial statements have been restated from previously issued financial statements following changes to correct identified misstatements.
Basis for Opinion
These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting.
Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Intangible assets - Cowen customer relationship intangible impairment – Refer to notes 4 and 12 to the financial statements
Critical Audit Matter description

Intangible assets disclosed in Note 12 include a customer relationship intangible asset acquired through the acquisition of Cowen's Prime Service and Outsourced Trading Business during 2023 (the “Cowen customer relationship intangible asset”).
As required by IAS 36 Impairment of Assets, if indicators of impairment exist an impairment test must be completed, as set out in Note 4. Determining whether the intangible asset is impaired requires an estimation of the recoverable amount of the asset, using the higher of the value in use (“VIU”) or fair value less costs to sell, which requires management to make significant estimates and assumptions related to the revenue growth rate, costs growth rate, customer attrition and useful life.
We identified the Cowen customer relationship intangible asset as a critical audit matter because of the significant estimates and assumptions made by management in estimating the recoverable amount and the sensitivity of the calculation to revenue growth rate, costs growth rate, and customer attrition and useful life. This required a high degree of auditor judgement and increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures, amongst others, over the forecast revenue growth rates, forecast cost growth rates, and customer attrition and useful life used in the valuation of the Cowen customer relationship intangible asset:
•Inquired with key individuals within Finance, personnel responsible for the budgeting process and business heads. We used the outcome of these inquiries to evaluate evidence to support key assumptions such as forecast revenue growth rates, forecast cost growth rates, and customer attrition;
•Evaluated the reasonableness of significant data inputs and assumptions applied in estimating forecast revenue and cost growth rates, including benchmarking of revenue forecasts against external market data;
•Performed procedures over the completeness and accuracy of the acquired customer relationship intangible to assess whether those acquired remained active customers at the valuation date;
•Performed procedures to test attrition rates used in the model against observed attrition and engaged with valuation specialists to benchmark useful life assumptions; and
•Assessed whether events or transactions that occurred after the balance sheet date, but before the reporting date, affect the conclusions reached on the on the carrying values of the Cowen customer relationship assets.
Share-based Payments - Fair value of the cash settlement option of the growth shares – Refer to note 4 in the financial statements
Critical Audit Matter description
The Company issued growth shares awards to employees which vest or become exercisable on the occurrence of a liquidity event which was satisfied by the IPO. As the terms of the awards permitted the holders to elect cash or equity settlement, these awards were compound instruments, with a debt and an equity component. At the point of settlement, the Group remeasured the liability arising from the cash settlement option to its fair value.
As required by IFRS 2, Share-based payment, and disclosed in Note 4, management determined the fair value of the cash settlement option to be $2.3m, based on a valuation range of $31.5m to $0.8m. This range includes scenarios to account for a variety of management actions which, had the options been settled in cash, would have impacted the timing of the cash payments within the scenarios identified and, therefore, the present value disclosed.

Determining the fair value of the cash settlement option was complex and required a number of judgements. The terms of the growth shares restricted the amount of cash that the Company could provide for settlement of the obligation in any given year based on its profitability. The profit forecasts of the Company used to estimate the fair value were subject to a number of significant assumptions including the probability and impact of management actions.
We identified the fair value of the cash settlement option of the growth shares as a critical audit matter because of assumptions and risk of bias related to the probability and impact of management actions on the fair value. Auditing these assumptions was complex and required a high degree of auditor judgment and increased audit effort.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures, amongst others, related to the probability and impact of management actions to estimate the fair value of the cash settlement option of the growth shares:
•Assessed the impact of management actions on the Company’s articles of association and the terms of the growth shares terms through inspecting the articles and award terms.
•Discussed with management and evaluated their conclusions reached on the probability and impact of management actions by:
◦Inquiring with members of the board of directors and inspecting board of directors meeting materials and associated minutes through to the issuance date of the financial statements.
◦Evaluating the impact of management actions to assess probability of execution;
◦Inspecting evidence supporting the feasibility of management actions from external advisors;
◦Inquiring with external supervisors to evaluate the feasibility of management actions; and
◦Benchmarking management actions executed by peer companies in historical periods.
/s/ Deloitte LLP
London, United Kingdom
March 20, 2025
We have served as the Group’s auditor since 2015.

Consolidated Income Statement
For the Years Ended 31 December

		2024	2023	2022
	Notes	$m	$m	$m
Commission and fee income		1,618.1	1,342.4	651.0
Commission and fee expense		(762.0)	(637.5)	(299.2)
Net commission income	5	856.1	704.9	351.8
Net trading income	5	492.4	411.4	325.3
Interest income	6	765.2	591.8	194.4
Interest expense	6	(538.1)	(470.2)	(165.0)
Net interest income	6	227.1	121.6	29.4
Net physical commodities income	5	19.1	6.7	4.6
Revenue	5	1,594.7	1,244.6	711.1

Expenses:
Compensation and benefits	7	(971.1)	(770.3)	(438.6)
Depreciation and amortisation	12, 13, 30	(29.5)	(27.1)	(13.8)
Other expenses	8	(306.3)	(237.4)	(147.8)
Impairment of goodwill	11	—	(10.7)	(53.9)
Provision for credit losses		1.7	(7.1)	(9.5)
Bargain purchase gain on acquisitions	15	—	0.3	71.6
Other income		6.3	3.4	2.8
Share of results in associates and joint ventures		—	0.8	(0.3)
Profit before tax		295.8	196.5	121.6
Tax	9	(77.8)	(55.2)	(23.4)
Profit after tax		218.0	141.3	98.2

Attributable to:
Ordinary shareholders of the company		204.7	128.0	91.6
Other equity holders[1]		13.3	13.3	6.6

Earnings per share[2]
Basic (dollars per share)	33	2.96	1.94	1.39
Diluted (dollars per share)	33	2.72	1.82	1.36
1.Other equity holders relate to holders of AT1 securities.
2. Earnings per share has been restated due to the reverse share split. Refer to note 33 for further information.
The notes on pages 201 to 298 form part of these financial statements.

Consolidated Statement of Comprehensive Income
For the Years Ended 31 December

		2024	2023	2022
	Notes	$m	$m	$m
Profit after tax		218.0	141.3	98.2

Other comprehensive income

Items that may be reclassified subsequently to profit and loss:
Cash flow hedges
Fair value (loss)/gain arising on hedging instruments during the year		(29.7)	1.2	2.7
Deferred tax on hedging instruments	9(a)	7.9	(0.3)	(0.5)
Currency translation adjustments		(3.3)	1.8	—

Items that will not be recycled to profit or loss:
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		(15.9)	(6.4)	(4.0)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	9(a)	4.0	1.7	1.2
Fair value gain/(loss) on investments in equity instruments designated as at FVTOCI	14	3.4	—	(0.6)
Deferred tax on revaluation of investments	9(a)	(0.9)	(0.3)	0.3
Other comprehensive loss, net of tax		(34.5)	(2.3)	(0.9)
Total comprehensive income		183.5	139.0	97.3

Attributable to:
Ordinary shareholders of the Company		170.2	125.7	90.7
Other equity holders[1]		13.3	13.3	6.6
1.Other equity holders relate to holders of AT1 securities.
All operations are continuing for the current and prior year.
The notes on pages 201 to 298 form part of these financial statements.

Consolidated Statement of Financial Position

		31 December	31 December	1 January
		2024	2023	2023
	Notes	$m	$m	$m
			Restated[1]
Assets
Non-current assets
Goodwill	11	176.5	163.6	155.5
Intangible assets	12	56.5	56.0	25.6
Property, plant and equipment	13	20.8	16.6	11.8
Right of use asset	30	59.9	40.6	33.7
Investments	14	24.0	16.2	16.4
Investment in associate		—	—	5.6
Deferred tax	23	46.7	21.4	7.6
Treasury instruments (unpledged)	16	53.5	60.8	—
Treasury instruments (pledged as collateral)	16	46.1	300.4	133.5
Total non-current assets		484.0	675.6	389.7

Current assets
Corporate income tax receivable		12.5	0.1	5.5
Trade and other receivables	20	7,553.2	4,789.8	4,685.2
Inventory	19	35.8	163.4	35.8
Equity instruments (unpledged)	31(b)	231.4	189.6	168.9
Equity instruments (pledged as collateral)	31(b)	4,446.6	1,331.7	241.1
Derivative instruments	22	1,163.5	655.6	480.8
Stock borrowing	31(b)	1,781.7	2,501.4	1,894.6
Treasury instruments (unpledged)	16	556.2	481.8	247.6
Treasury instruments (pledged as collateral)	16	2,912.9	2,062.6	2,338.6
Fixed income securities (unpledged)	17	87.7	76.7	—
Reverse repurchase agreements	18	2,490.4	3,199.8	4,346.0
Cash and cash equivalents		2,556.6	1,483.5	910.1
Total current assets		23,828.5	16,936.0	15,354.2
Total assets		24,312.5	17,611.6	15,743.9
1.Prior period comparatives have been restated. Refer to note 3(b) and 36 for further information
The notes on pages 201 to 298 form part of these financial statements.

Consolidated Statement of Financial Position (continued)

		31 December	31 December	1 January
		2024	2023	2023
	Notes	$m	$m	$m
			Restated[1]
Liabilities
Current liabilities
Repurchase agreements	18	2,305.8	3,118.9	4,381.4
Trade and other payables	24	9,740.4	6,785.9	6,647.6
Stock lending	31(b)	4,952.1	2,323.3	1,396.9
Short securities	31(b)	1,704.6	1,924.8	986.8
Short term borrowings	21	152.0	—	12.9
Lease liability	30	10.5	13.2	6.8
Derivative instruments	22	751.7	402.2	294.3
Corporate tax		41.9	7.6	8.9
Debt securities	31(b)	2,119.6	1,308.4	823.7
Provisions		0.6	0.4	2.6
Total current liabilities		21,779.2	15,884.7	14,561.9

Non-current liabilities
Lease liability	30	67.0	39.4	32.1
Long term borrowings	21	—	—	135.8
Debt securities	31(b)	1,484.9	907.9	336.3
Deferred tax liability	23	4.5	3.7	0.1
Total non-current liabilities		1,556.4	951.0	504.3
Total liabilities		23,335.6	16,835.7	15,066.2
Total net assets		976.9	775.9	677.7

Equity
Share capital	26	0.1	0.1	0.1
Share premium		202.6	134.3	134.3
Additional Tier 1 capital (AT1)	28	97.6	97.6	97.6
Retained earnings		722.4	555.3	455.3
Own shares	27	(23.2)	(9.8)	(7.9)
Other reserves	29	(22.6)	(1.6)	(1.7)
Total equity		976.9	775.9	677.7
1.Prior period comparatives have been restated. Refer to note 3(b) and 36 for further information
The notes on pages 201 to 298 form part of these financial statements.
The financial statements on pages 193 to 298 were approved and authorised for issue by the
Board of Directors on 20 March 2025 and are signed on its behalf by:
I T Lowitt
Director
20 March 2025

Consolidated Statement of the Changes in Equity
For the Years Ended 31 December

		Share capital	Share premium	Additional Tier 1 capital (AT1)	Retained earnings	Own Shares	Other reserves	Total
Group	Notes	$m	$m	$m	$m	$m	$m	$m
At 1 January 2022		0.1	134.3	—	346.6	—	(3.3)	477.7
Profit after tax for the period		—	—	6.6	91.6	—	—	98.2
Gain on cash flow hedge		—	—	—		—	2.7	2.7
Deferred tax on cash flow hedge reserve		—	—	—	—	—	(0.5)	(0.5)
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	—	(4.0)	(4.0)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	—	1.2	1.2
Loss on revaluation of investments		—	—	—	—	—	(0.6)	(0.6)
Deferred tax on revaluation of investments		—	—	—	—	—	0.3	0.3
Total comprehensive income for the period		—	—	6.6	91.6	—	(0.9)	97.3
Additional (AT1) capital		—	—	97.6	—	—	—	97.6
AT1 dividends paid		—	—	(6.6)	—	—	—	(6.6)
Repurchase of own shares		—	—	—	—	(7.9)	—	(7.9)
Share-based payments		—	—	—	17.8	—	—	17.8
Other movements		—	—	—	(0.7)	—	2.5	1.8
At 31 December 2022 and 1 January 2023		0.1	134.3	97.6	455.3	(7.9)	(1.7)	677.7
Profit after tax for the period		—	—	13.3	128.0	—	—	141.3
Gain on cash flow hedge		—	—	—	—	—	1.2	1.2
Deferred tax on cash flow hedge reserve	23	—	—	—	—	—	(0.3)	(0.3)
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	—	(6.4)	(6.4)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	23	—	—	—	—	—	1.7	1.7
Deferred tax on revaluation of investments	23	—	—	—	—	—	(0.3)	(0.3)
Currency translation adjustments		—	—	—	—	—	1.8	1.8
Total comprehensive income for the period		—	—	13.3	128.0	—	(2.3)	139.0
AT1 dividends paid	28	—	—	(13.3)	—	—	—	(13.3)
Ordinary dividends paid	10	—	—	—	(45.0)	—	—	(45.0)
Repurchase of own shares		—	—	—	—	(3.1)	—	(3.1)
Share-based payments	35	—	—	—	20.3	—	—	20.3

Deferred tax on share-based payments	23	—	—	—	—	—	2.4	2.4
Share settlement (share-based payments)		—	—	—	(1.2)	1.2	—	—
Other movements		—	—	—	(2.1)	—	—	(2.1)
At 31 December 2023 and 1 January 2024		0.1	134.3	97.6	555.3	(9.8)	(1.6)	775.9
Profit after tax for the period		—	—	13.3	204.7	—	—	218.0
Fair value loss on hedging instruments		—	—	—	—	—	(29.7)	(29.7)
Deferred tax on hedging instruments	23	—	—	—		—	7.9	7.9
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	—	(15.9)	(15.9)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	23	—	—	—	—	—	4.0	4.0
Gain on revaluation of investments		—	—	—	—	—	3.4	3.4
Deferred tax on revaluation of investments	23	—	—	—	—	—	(0.9)	(0.9)
Currency translation adjustments		—	—	—	—	—	(3.3)	(3.3)
Total comprehensive income for the period		—	—	13.3	204.7	—	(34.5)	183.5
AT1 dividends paid	28	—	—	(13.3)	—	—	—	(13.3)
Ordinary dividends paid	10	—	—	—	(63.8)	—	—	(63.8)
Share premium		—	68.3	—	—	—	—	68.3
Repurchase of own shares		—	—	—	—	(19.8)	—	(19.8)
Fair value of the cash settlement option on the growth shares		—	—	—	2.3	—	—	2.3
Share-based payments	35	—	—	—	29.6	—	—	29.6
Deferred tax on share based payments	23	—	—	—	—	—	12.8	12.8
Current tax on share based payments		—	—	—	—	—	0.9	0.9
Share settlement of share-based awards		—	—	—	(6.4)	6.4	—	—
Other movements		—	—	—	0.7	—	(0.2)	0.5
At 31 December 2024		0.1	202.6	97.6	722.4	(23.2)	(22.6)	976.9
The notes on pages 201 to 298 form part of these financial statements.

Consolidated Statement of Cash Flows
For the Years Ended 31 December

		2024	2023		2022
	Notes	$m	$m		$m
Profit before tax		295.8	196.5		121.6
Adjustments for:
Amortisation of intangible assets	12	10.8	6.7		5.5
Loss on disposal of intangibles	12	0.3	0.1		0.6
Depreciation of property, plant and equipment	13	7.3	5.5		2.8
Depreciation of right-of-use asset	30	10.7	9.7		5.5
Impairment of right-of-use asset	30	0.7	5.2		—
Bargain purchase gain on acquisitions	15	—	(0.3)		(71.6)
Impairment of goodwill	11	—	10.7		53.9
Movement in provisions		0.2	(2.2)		1.7
Provision for credit losses		(1.7)	7.1		9.5
Share of results in associates and joint ventures		—	(0.8)		0.3
Lease liability foreign exchange revaluation	30	(1.6)	(0.1)		(1.3)
Movement in fair value of derivative instruments		(188.1)	(66.9)		111.1
Other revaluations		15.5	(9.1)		9.3
Other non-cash movements		1.7	(0.5)		—
Share-based payment expense	35	29.6	20.3		16.7
Operating cash flows before changes in working capital		181.2	181.9	181.9	265.6
Working capital adjustments:
(Increase)/decrease in trade and other receivables		(2,757.9)	777.6		3,141.1
Increase/(decrease) in trade and other payables		2,952.6	(709.5)		(2,873.8)
Increase in treasury instruments		(663.1)	(185.9)		—
Increase in fixed income securities		(11.0)	(76.7)		(494.0)
Increase in equity instruments		(3,376.9)	(173.3)		(402.3)
Increase in debt securities[1]		1,372.3	1,049.8		83.3
Decrease in financial institution notes		—	—		1.0
Net increase/(repayment) of borrowings		152.0	(148.7)		(49.9)
Decrease/(increase) in inventory		127.6	(127.6)		44.3
(Decrease)/increase in net repurchase and reverse repurchase agreements		(103.7)	(116.3)		39.2
Increase in net stock borrowing and lending		3,348.5	319.6		489.1
Cash flow from operating activities		1,221.6	790.9		243.6
Corporation tax paid		(58.1)	(55.9)		(18.0)
Net cash from operating activities		1,163.5	735.0		225.6
During 2024, interest received was $768.3m (2023: $595.0m; 2022: $159.2m), interest paid was
$521.9m (2023: $470.2m; 2022: $161.1m) and dividends received were $nil (2023: $nil; 2022: $nil).
The notes on pages 201 to 298 form part of these financial statements.

Consolidated Statement of Cash Flows (continued)
For the Years Ended 31 December

		2024	2023	2022
	Notes	$m	$m	$m
Investing activities
Redemption of investment in associate		—	6.4	—
Acquisition of businesses, net of cash acquired		(11.0)	(90.3)	(36.9)
Payment of contingent consideration		—	(1.6)	—
Purchase of investments	14	(5.1)	—	—
Proceeds from sale of investments	14	0.7	—	—
Purchase of intangible assets	12	(8.2)	(3.1)	(5.8)
Purchase of property, plant and equipment	13	(11.7)	(9.0)	(3.6)
Net cash used in investing activities		(35.3)	(97.6)	(46.3)

Financing activities
Proceeds from issuance of additional Tier 1 capital (AT1)	28	—	—	100.0
Issuance costs of additional Tier 1 capital (AT1)	28	—	—	(2.4)
Repayment of Tier 2 debt securities		—	—	(50.0)
Proceeds from issuance of ordinary shares		73.1	—	—
Issuance costs of ordinary shares		(4.8)	—	—
Purchase of own shares	27	(19.8)	(3.1)	(7.9)
Dividends paid	10	(77.1)	(58.3)	(6.6)
Lease incentive received		6.4	—	—
Payment of lease liabilities	30	(15.0)	(11.4)	(6.6)
Net cash (used in)/from financing activities		(37.2)	(72.8)	26.5
Net increase in cash and cash equivalents		1,091.0	564.6	205.8

Cash and cash equivalents
Cash and cash equivalents at 1 January		1,483.5	910.1	712.0
Increase in cash		1,091.0	564.6	205.8
Effect of foreign exchange rate changes		(17.9)	8.8	(7.7)
Cash and cash equivalents at 31 December[2]		2,556.6	1,483.5	910.1
1.Included in the movement in debt securities is the movement of EMTN notes and the Group's debt issuance during November 2024. Please refer to note 31(e) for further detail.
2. Cash and cash equivalents includes restricted cash of $173.9m at 31 December 2024 (2023: $197.7m).
The notes on pages 201 to 298 form part of these financial statements.

Notes to Consolidated Financial Statements
1        General Information
Marex Group plc (the ‘Company’) is incorporated in England and Wales under the Companies Act.
The address of the registered office is 155 Bishopsgate, London, EC2M 3TQ, United Kingdom. The
principal activities of Marex Group plc and its subsidiaries (the 'Group') and the nature of the Group’s operations are set out in note 5.
The consolidated financial statements of the Group have been prepared in accordance with
International Financial Reporting Standards (‘IFRS® Accounting Standards’), as issued by the
International Accounting Standards Board ('IASB').
The consolidated financial statements of the Group are presented in US dollars (‘USD’ or ‘$’), which is also the Company’s functional currency. All amounts have been rounded to the nearest tenth of a million (‘m’), except where otherwise indicated.
On 24 April 2024, the Group’s registration statement on Form F-1 related to its initial public offering
('IPO') was declared effective. On 25 April 2024, the Group’s ordinary shares began trading on the
Nasdaq Global Select Market under the symbol “MRX”. On 29 April 2024, the Group completed its IPO, in which the Group issued 3,846,153 new ordinary shares each at initial offering price of $19.00 per ordinary share for gross proceeds to the Group of $73.1m, before deducting issuance transaction costs of $4.8m.
In the IPO, selling shareholders sold a total of 13,028,951 existing ordinary shares. During October 2024, selling shareholders sold an additional 8,472,333 of their existing ordinary shares. The Group did not receive any proceeds from the selling shareholders activities.
In connection with its IPO, the Group undertook a share capital reorganisation involving the issuance and conversion of growth shares and non-voting ordinary shares into ordinary shares, the cancellation of deferred shares, the redenomination of the nominal value of ordinary shares and a 1.88 to
1 reverse split of ordinary shares. Further information is disclosed in note 26.
2        Adoption of New and Revised Standards
(a) New and amended IFRS Accounting Standards that are effective for the current year
The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2024 (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Amendments to IFRS 16 Leases - Lease Liability in a Sale and Leaseback
The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or
‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right-of-use retained by the seller-lessee, after the commencement date.
The amendments do not affect the gain or loss recognised by the seller-lessee relating to the partial or full termination of a lease. Without these new requirements, a seller-lessee may have recognised a gain on the right-of-use it retains solely because of a remeasurement of the lease liability
(for example, following a lease modification or change in the lease term) applying the general requirements in IFRS 16.
This could have been particularly the case in a leaseback that includes variable lease payments that are not dependent on an index or rate.
The amendments had no impact on the Group’s consolidated financial statements.
Amendments to IAS 1 Presentation of Financial Statements - Classification of Liabilities as Current or
Non-Current

The amendments to IAS 1 published in January 2020 (effective for annual periods beginning on or after 1 January 2024) affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expense, or the information disclosed about those items.
The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.
The amendments had no material impact on the Group's consolidated financial statements.

2        Adoption of New and Revised Standards continued
Amendments to IAS 1 Presentation of Financial Statements – Non-current Liabilities with Covenants
The amendments to IAS 1 issued in October 2022 (effective for annual periods beginning on or after 1 January 2024) specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least 12 months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).
The IASB also specifies that the right to defer settlement of a liability for at least 12 months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period.
However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within 12 months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within 12 months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.
The amendments had no material impact on the Group's consolidated financial statements.
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures – Supplier
Finance Arrangements
The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.
The amendments had no material impact on the Group's consolidated financial statements.
(b) New and revised IFRS Accounting Standards in issue, but not yet effective
At the date of authorisation of these financial statements, the Group has not applied the following new and revised IFRS Accounting Standards.
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates
The amendments to IAS 21 sets out the requirements to help entities to assess exchangeability between two currencies, and to determine the spot exchange rate, when exchangeability is lacking. An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.
When a currency is not exchangeable into another currency, the spot exchange rate needs to be estimated. The objective in estimating the spot exchange rate at a measurement date is to determine the rate at which an orderly exchange transaction would take place at that date between market participants under prevailing economic conditions.
The amendments are applicable for annual periods beginning on or after 1 January 2025 with earlier adoption permitted.
These amendments are not expected to have a material impact on the Group's financial statements in future periods.
Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments:
Classification and Measurement

In May 2024, the IASB issued amendments to IFRS 7 and IFRS 9 which include:
•A clarification on the derecognition requirements for financial assets and financial liabilities, including establishing a new accounting policy choice for derecognition of a financial liability when a payment is initiated by the reporting entity using an electronic payment system provided specific.
•Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance and similar features should be assessed.
•Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments.
•The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income.
The amendments are effective for annual periods beginning on or after 1 January 2026 with earlier adoption permitted. The Group is currently assessing the impact of these amendments.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements.
IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.
In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.
IFRS 18, and the amendments to the other standards, is effective for annual periods beginning on or after 1 January 2027 with earlier adoption permitted. IFRS 18 will apply retrospectively.

2        Adoption of New and Revised Standards continued
The application of IFRS 18 will have an impact on the Group’s consolidated financial statements in future periods. The assessment to identify all impacts the amendments will have on the consolidated financial statements is ongoing.
IFRS 19 Subsidiaries without Public Accountability: Disclosures
In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with
IFRS accounting standards.
IFRS 19 will become effective for annual periods beginning on or after 1 January 2027 with earlier adoption permitted.
As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.
3        Material Accounting Policy Information
The Group is required to disclose material accounting policy information. Accounting policy information is material if it can reasonably be expected to influence decisions that the primary users of financial statements make on the basis of those financial statements when considered together with other information included in the financial statements. The Group considers an accounting policy as material if the information relates to material transactions, other events or conditions or involves a high degree of uncertainty and has a material impact on the financial statements.
(a) Basis of accounting
The consolidated financial statements of the Group have been prepared on a historical cost basis, except for the revaluation of certain assets and liabilities that are measured at fair value, as explained in the accounting policies below.
The principal accounting policies adopted are set out below.
(b) Restatement
The Group restated the consolidated statement of financial position as at 31 December 2023 due to the correction of errors. The details of the corrections are outlined in note 36.
(c) Basis of consolidation
The consolidated financial statements include the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is achieved when the Company:
•has the power over the investee;
•is exposed, or has rights, to variable return from its involvement with the investee; and
•has the ability to use its power to affect its returns.
The Company reassesses whether or not it controls an investee if the facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date the Company gains control until the date when the Company ceases to control the subsidiary.

3        Material Accounting Policy Information continued
(d) Current versus non-current classification
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.
The Group presents assets and liabilities in the statement of financial position based on current or non-current classification. An asset is current when it is:
•expected to be realised or intended to be sold or consumed in the normal operating cycle;
•held primarily for the purpose of trading; or
•expected to be realised within 12 months after the reporting period.
All other assets are classified as non-current.
A liability is current when:
•it is expected to be settled in the normal operating cycle;
•it is held primarily for the purpose of trading;
•it is due to be settled within 12 months after the reporting period; or
•The Group does not have the right at the end of the reporting period to defer settlement of the liability for at least 12 months after the reporting period.
The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.
The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.
(e) Going concern
The Directors have assessed the going concern assumptions during the preparation of the Group’s consolidated financial statements. The Group believes that no events or conditions, including those related to recent macro-economic events give rise to doubt about the ability of the Group to continue operating for a period of at least 12 months from the date the financial statements were approved and authorised for issuance.  This conclusion is drawn based on the knowledge of the Group, and the estimated economic outlook and identified risks, which have been modelled to be included within several stress tests. The results of the stress tests highlighted that the Group has sufficient liquidity and capital to satisfy its regulatory requirements. The Group has sufficient cash and undrawn balances in its credit facilities. Therefore, the Group expects that it will be able to meet contractual and expected maturities and covenants. Consequently, it has been concluded that it is reasonable to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements.

3        Material Accounting Policy Information continued
(f) Business combinations
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in the income statement as incurred and presented within other expenses.
At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognised at their fair values at the acquisition date, except that, where relevant:
•deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee
Benefits respectively;
•liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date;
and
•assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-
current Assets held for Sale and Discontinued Operations are measured in accordance with IFRS
5.
Goodwill arises on business combinations and represents the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the
Group’s share of the identifiable assets, liabilities and contingent liabilities of the acquired business is greater than the cost of acquisition, the excess is recognised immediately in the income statement as a bargain purchase gain.
When the consideration transferred by the Group in a business combination includes contingent consideration, the contingent consideration is measured at its acquisition date fair value. Subsequent accounting for changes in the fair value of the contingent consideration depends on its classification.
Contingent consideration that is classified as equity is not subsequently remeasured and its settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognised in the income statement.
Goodwill has an indefinite useful economic life and is measured at cost less any accumulated impairment losses. It is tested for impairment annually and whenever there is an indicator of impairment.
Where the carrying value exceeds the higher of the value in use or fair value less cost to sell, an impairment loss is recognised in the income statement.

3        Material Accounting Policy Information continued
(g) Revenue recognition
The Group’s Revenue consists of:
Net commission and fee income
Sales and brokerage commissions are generated by internal brokers and introducing broker dealers when customers trade exchange traded derivatives, over-the-counter ('OTC') traded derivatives, fixed income securities and equity securities.
The Group is responsible for executing and clearing its customers’ purchases and sales and as such it acts as principal and commission income is recognised on a gross basis.
Commissions charged to customers on exchange traded derivatives and over-the-counter traded derivatives are recognised at a point in time on the trade date when a client order is cleared or executed
(i.e. when the performance obligation is satisfied). Commissions charged to customers on traded securities are sales-based commissions that are recognised at a point in time on the trade date. Sales based commissions are typically a fixed fee per security transaction and in certain instances, are based on a percentage of the transaction value.
Commission charged to customers on clearing transactions recoup clearing fees and other fee expenses incurred. Clearing fees earned represent the recharge of transaction-based fees charged by the various exchanges and clearing organisations at which the Group or one of its clearing brokers is a member for the purpose of executing and/or clearing trades through them. Clearing fees incurred are generally passed through to clients’ accounts and are reported gross as the Group maintains control over the clearing and execution services provided, maintains relationships with the exchanges or clearing brokers, and has ultimate discretion in whether the fees incurred are passed through to the clients and the rates at which they are passed through. As clearing fees charged are transactional based, they are recognised at a point in time on the trade date along with the related commission income when the client order is cleared or executed.
In connection with the execution and clearing of trades, the Group is required to pay fees to the executing brokers, exchanges, clearing organisations and banks. These fees are based on transaction volumes and recognised as commission and fee expense on the trade date. The Group also pays commissions to third party introducing brokers (individuals or organisations) that maintain relationships with clients and introduce them to the Group. Introducing brokers accept orders from clients whilst the Group provides the accounts, transaction, margining and reporting services, including money and securities from clients. Introducing brokers' commissions are determined monthly and presented in commission and fee expense in the income statement and settled quarterly. Commission and fee expenses are generally passed through to clients' accounts. No other costs related to the generation of commission income are included within commission and fee expense.

3        Material Accounting Policy Information continued
Net trading income
Net trading income includes realised and unrealised gains and losses derived from transactions in
OTC derivatives, exchange traded derivatives, equity instruments, stock borrowing and stock lending, reverse repurchase agreements, fixed income securities, and foreign exchange. These transactions are the result of trading activity, being managed at fair value. As such the resulting net trading income includes the gains and losses on transactions executed with clients and other counterparties, and where the Group enters into these transactions on its own account.
Net trading income also includes fair value movements on the following financial liabilities designated at fair value through profit or loss:
•Structured notes, are hybrid debt securities issued. Fair value movements, excluding those related to own credit risk and interest expense, are recorded in net trading income;
•Repurchase agreements and stock loans, held as part of the Group's trading book, are managed at fair value. The fair value movements, including the realised gain or loss on settlement, and the interest derived from the activity is recorded within net trading income.
In certain transactions, the transaction price of the financial instrument differs from the fair value calculated using valuation models. This difference is called day 1 profit or loss and is recognised immediately in the income statement in net trading income only when:
•the fair value determined using valuation models is based only on observable inputs;
•the fair value determined using valuation models is based on both observable and unobservable inputs but the impact of the unobservable inputs in the fair value is insignificant.
In all other cases, the financial instrument is initially recognised at the transaction price and the recognition of day 1 profit or loss is deferred and amortised through the term of the deal or to the date when unobservable inputs become observable (if sooner) unless specific factors relevant to the trade require a specific recognition pattern.
Net interest income
Interest income includes the interest earned on the cash and financial instruments balances held on behalf of the Group's clients as well as the Group's own cash balances and the interest earned from investments in reverse repurchase agreements and US Treasuries which are undertaken on the Group’s own behalf instead of the facilitation of the Group’s market making and opportunistic trading activities.
Interest income is calculated using the effective interest rate (‘EIR’) method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or the amortised cost of the financial liability.
Interest expense includes interest paid to our clients on their balances and interest paid on debt securities issued and other drawn borrowings. Interest expense is calculated using the effective interest method. The interest expense component of the Group’s structured notes, designated at fair value through profit or loss is also presented in interest expense. This approach aligns with the way that the
Group manages the issued debt securities, as it considers the structured notes to be a source of liquidity and funding and therefore the interest flows are crucial to understanding the interest rate sensitivity of the
Group.

3        Material Accounting Policy Information continued
Net physical commodities income
The Group enters into contracts to purchase physical commodities for the purpose of selling in the near future (90 days on average) to generate a profit from the fluctuations in prices. In accordance with
IFRS 9, these contracts are recognised and measured at fair value, with the resulting fair value gains and losses included in net physical commodities income. Contracts to purchase and sell physical commodities are provisionally priced at the date that an initial invoice is issued. Provisionally priced contracts are contracts where the price of the contract is subject to adjustments resulting from these contracts being priced against a future quoted price after settlement of the underlying commodity. Provisionally priced payables and receivables are measured initially and subsequently at their fair value through profit and loss until settlement and are presented within trade payables in the trade and other payables and trade debtors in the trade and other receivables line item in the statement of financial position.
(h) Tax
The tax expense represents the sum of the tax currently payable and deferred tax.
Current tax
The current tax payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The
Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.
A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

3        Material Accounting Policy Information continued
Deferred tax
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date.
The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and the Group intends to settle its current tax assets and liabilities on a net basis or to realise the asset and settle the liability simultaneously.

3        Material Accounting Policy Information continued
Current tax and deferred tax for the year
Current and deferred tax are recognised in profit and loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively, with the exception of the coupon on AT1 securities in respect of which the coupon is charged to equity but the related tax relief is taken to the income statement tax expense. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.
In determining whether uncertain tax positions exist, the Group assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Group assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Group believes provides a better prediction of the resolution of the uncertainty. The Group measures tax uncertainties using its best estimate of likely outcomes for which it relies on estimates and assumptions and may involve judgements about future events. Corporate activity as well as day to day operations may give rise to tax uncertainties. The Group has determined, with the benefit of opinions from external tax advisors and legal counsel, where appropriate, that it has provided for all tax liabilities that are probable to arise from such activities. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities. Such changes could result in incremental tax liabilities which could have a material effect on cash flows, financial condition and results of operations.
Where the final tax outcome of these matters is different from the amounts that were originally estimated such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
(i) Impairment of non-financial assets
Impairment tests on goodwill and intangible assets with indefinite useful lives (such as brands) are undertaken annually and whenever there is an indicator of impairment. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.
The impairment test is carried out on the asset’s cash generating unit (i.e. the smallest group of assets in which the asset belongs for which management measures separately identifiable cash flows).
Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash generating units, or otherwise, they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation can be identified.
The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-
tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset for which the estimates of future cash flows have not been adjusted.
Where the carrying value of an asset exceeds its recoverable amount an impairment loss is recognised in the income statement.
An impairment loss in respect of goodwill is not reversed. For non-financial assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

3        Material Accounting Policy Information continued
(j) Financial instruments
Initial recognition and measurement
Financial assets and financial liabilities are recognised in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit and loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.
Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit and loss are recognised immediately in profit and loss.
Financial assets
All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the timeframe established by regulation or convention in the marketplace.
All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.
Financial assets that meet both of the following conditions and have not been designated as at fair value through profit or loss (‘FVTPL’) are measured at amortised cost:
•the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets that meet both of the following conditions and have not been designated as at
FVTPL are measured at fair value through other comprehensive income (‘FVTOCI’):
•the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All financial assets not classified as measured at amortised cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets.
The Group may make the following irrevocable election and/or designation at initial recognition of a financial asset:
•the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met; and
•the Group may irrevocably designate a debt investment that meets the amortised cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.
The following accounting policies apply to the subsequent measurement of financial assets.

3        Material Accounting Policy Information continued
Amortised cost and effective interest rate method
The effective interest rate method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.
For financial instruments other than purchased or originated credit-impaired financial assets, the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.
The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the EIR method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance.
On the contrary, the gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.
Interest income is recognised using the EIR method for debt instruments measured subsequently at amortised cost and at FVTOCI. For financial instruments other than purchased or originated credit-
impaired financial assets, interest income is calculated by applying the EIR to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired interest income is recognised by applying the EIR to the amortised cost of the financial asset.
Investments in debt instruments classified as amortised cost
Debt instruments classified as amortised cost are subsequently measured using the EIR method and are subject to impairment. Gains and losses are recognised in the income statement when the asset is derecognised, modified or impaired. The Group’s financial assets held at amortised cost include US treasury and agency bonds (classified as Treasury Instruments on the statement of financial position) and trade receivables.
Investments in equity designated as at FVTOCI
On initial recognition, the Group made an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognised by an acquirer in a business combination to which IFRS 3 Business Combinations ("IFRS 3") applies.
A financial asset is held for trading if:
•it has been acquired principally for the purpose of selling it in the near term; or
•on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has evidence of a recent actual pattern of short-term profit taking; or
•it is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).
Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs and are presented as investments in the statement of financial position. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income and accumulated in the revaluation reserve. The cumulative gain or loss will not be reclassified to profit and loss on disposal of the equity investments; instead it will be transferred to retained earnings. The Group has designated all investments in equity instruments that are not held for trading as at FVTOCI on initial application of IFRS 9.

3        Material Accounting Policy Information continued
Financial assets at FVTPL
Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI are measured at FVTPL. Specifically:
•investments in equity instruments are classified as at FVTPL, unless the Group designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition; and,
•debt instruments that do not meet the amortised cost criteria are classified as FVTPL, such as the fixed income securities and reverse repurchase agreements which the Group holds to settle the trading and market making obligations of the Group.
For financial assets that are measured at FVTPL, either through the business model test or designation, interest income is recorded as a part of the changes in the fair value of the asset, and including other components is recorded within net trading income.  Investments in equity instruments remeasured at FVTPL include equity securities and derivative instruments which have equities as the underlier.
Impairment of financial assets
The Group recognises a loss allowance for expected credit losses ('ECL') on investments in debt instruments that are measured at amortised cost or at FVTOCI. No impairment loss is recognised for investments in equity instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Group always recognises lifetime ECL for trade receivables. ECL are a probability‐weighted estimate of credit losses based on both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and forward-looking expectation.
For all other financial instruments, the Group recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring. Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that is possible within 12 months after the reporting date.

3        Material Accounting Policy Information continued
Measurement and recognition of expected credit losses
At the reporting date, an allowance is required for the 12-month (Stage 1) ECL. If the credit risk has significantly increased since initial recognition (Stage 2), or if the financial instrument is credit-impaired
(Stage 3), an allowance (or provision) is recognised for the lifetime ECL.
The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as indicated
above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date, less any collateral held.
For financial assets, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.
The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.
Where lifetime ECL is measured on a collective basis to cater for cases where evidence of significant increases in credit risk at the individual instrument level may not yet be available, the financial instruments are grouped on the following basis:
•nature of financial instruments; and
•external credit ratings where available.
If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime
ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month
ECL at the current reporting date.
The Group recognises an impairment gain or loss in profit and loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognised in other comprehensive income and accumulated in the revaluation reserve, and does not reduce the carrying amount in the statement of financial position.
Simplified approach
The Group adopts a simplified approach for trade receivables whereby allowances are always equal to lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to historical credit losses experience adjusted for current and expected future economic conditions. When a trade receivable balance is more than 180 days past due, the Group further performs a qualitative review of the debtor analysing factors such as the debtor’s current financial position, past due days, cash collection history and internal credit ratings to determine whether the Group has reasonable and supportable information to apply a higher credit loss rate adjusted by forward-looking information.

3        Material Accounting Policy Information continued
Significant increases in credit risk
In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.
In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:
•an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating; and
•significant deterioration in external market indicators of credit risk for a particular financial instrument.
The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk, based on all of the following: (i) the financial instrument has a low risk of default in accordance with either internal or external credit ratings; (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term; and (iii) adverse changes in economic and business conditions in the long term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that each criterion is capable of identifying a significant increase in credit risk before the amount becomes past due.
Definition of default
The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that receivables and other assets that meet either of the following criteria are generally not recoverable:
•when there is a breach of financial covenants by the counterparty; or
•information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group) or partially.
Credit-impaired financial assets
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-
impaired includes observable data about the following events:
•significant financial difficulty of the issuer or the borrower;
•a breach of contract, such as default or past due event;
•it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or
•the disappearance of an active market for that financial asset because of financial difficulties.

3        Material Accounting Policy Information continued
Write-off policy
The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no reasonable expectation of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to collection activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit and loss.
Presentation of impairment
The Group recognises an impairment gain or loss in profit and loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognised in other comprehensive income and accumulated in the revaluation reserve, and does not reduce the carrying amount of the financial asset in the statement of financial position.
Provision for credit losses related to trade and other receivables, including settlement balances and deposits paid for securities borrowed are presented on the face of the income statement.
Derecognition of financial assets
The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.
On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in the income statement. In addition, on derecognition of an investment in a debt instrument classified as at
FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is reclassified to the income statement. In contrast, on derecognition of an investment in equity instrument which the
Group has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is not reclassified to the income statement but is transferred to retained earnings.
Financial liabilities
All financial liabilities are measured subsequently at amortised cost using the effective interest rate method or at FVTPL.
Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies and financial guarantee contracts issued by the
Group, are measured in accordance with the specific accounting policies set out below.
Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies, (ii) held for trading or (iii) designated as at FVTPL.

3        Material Accounting Policy Information continued
A financial liability is classified as held for trading if:
•it has been acquired principally for the purpose of repurchasing it in the near term; or
•on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
•it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.
A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if:
•such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
•the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
•it forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated at FVTPL.
Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognised in the income statement to the extent that they are not part of a designated hedging relationship. The interest expense on structured notes designated at FVTPL is recognised in interest expense based on the implied variable market interest rate. The fair value associated with the remaining underlying risk is recognised in net trading income.
In respect of financial liabilities that are designated as at FVTPL (i.e. structured notes issued, repurchase agreements and stock lending), the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognised in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the income statement. The remaining amount of change in the fair value of the liability is recognised in the income statement. Changes in the fair value attributable to a financial liability’s credit risk that are recognised in other comprehensive income are not subsequently reclassified to the income statement. Instead, they are transferred to retained earnings upon derecognition of the financial liability.
Financial liabilities measured at amortised cost
Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated at FVTPL, are measured subsequently at amortised cost using the effective interest rate method.

3        Material Accounting Policy Information continued
Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in the income statement.
When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (i) the carrying amount of the liability before the modification; and (ii) the present value of the cash flows after modification should be recognised in the income statement as the modification gain or loss.
Offsetting of financial assets and liabilities
Financial assets and liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention and ability to settle on a net basis, or to realise the assets and liabilities simultaneously.
The financial assets and liabilities which met the requirements for offsetting have been presented in note 31(d).
Derivative instruments
The Group uses derivative financial instruments, such as forward currency contracts, OTC precious and base metal contracts, agriculture contracts, energy contracts and equities. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
This includes embedded derivatives in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet  the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.
The Group utilises the services of a prime broker to enter into derivative contracts that are used to hedge its structured notes issuance business. The agreement provides for net settlement of daily margin calls and in addition, should there be a default event, this would also be settled on a net basis. On this basis the Group has determined that the balance representing cash held at the prime broker and various derivative instruments should be shown within ‘Derivative Assets’ in the statement of financial position.

3        Material Accounting Policy Information continued
Issued debt and equity instruments
The Group applies IAS 32 Financial Instruments: Presentation to determine whether an instrument is either a financial liability (debt) or equity. Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having an unconditional obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised
(other than for AT1 securities) when approved for payment by the Board of Directors and treated as a deduction from equity. Distributions paid to holders of AT1 securities are shown as dividends and are treated as a deduction from equity.
Debt securities are the Group's issued debt instruments which are comprised of hybrid financial instruments and vanilla debt instrument. Structured notes issued are hybrid financial instruments and are composed of debt components and embedded derivatives and are designated as FVTPL. Changes in fair value are recognised within net trading income except for changes related to the Group’s own credit risk which are recognised in other comprehensive income and interest related to the hybrid debt securities is presented within interest expense. Vanilla debt instruments are presented within debt securities in line with their maturity profile and have no other embedded or linked instruments. The Group presents the hedged interest expense related to vanilla debt instruments through interest expense.
(k) Inventories
The Group applies the broker-dealer exemption to its inventories stated in paragraph 3 of IAS 2,
Inventories. The Group has physical holdings of commodities held for trading purposes. These are measured at fair value less costs to sell and relate to the recycled metals trading division. The cost of such inventories including the changes in their fair value is recognised within "Net physical commodities income" in the Consolidated Income Statement.
The Group holds cryptocurrencies, both for its own account in order to generate a return, and to complement its cryptocurrency client offerings. The Group does not act as a custodian for crypto and, other than in limited circumstances, does not allow clients to provide crypto as security for client activity.
The Group holds these cryptocurrencies in either a hot wallet at Fireblocks (kept online) or in cold storage at a crypto custodian (kept offline). The Group classifies cryptocurrency holdings as inventories on the statement of financial position measured at fair value less costs to sell.
The Group has holdings of carbon emission certificates held for trading purposes. These are held at fair value less costs to sell. The cost of such inventories including the changes in their fair value is recognised within "Net trading income' in the Consolidated income statement.
(l) Physical commodity contracts
The Group trades in physical commodity contracts for the purposes of trading. As such, these contracts meet the definition of a derivative financial instrument and therefore where outstanding at year end are recorded at fair value on the statement of financial position with changes in fair value reflected within net physical commodities income.

3        Material Accounting Policy Information continued
(m) Hedge accounting
Cash flow hedges
The Group designates certain derivatives as hedging instruments in respect of the foreign currency risk exposure that arises from firm commitments and the interest rate exposure resulting from customer balances being placed on deposit in interest bearings accounts over the short term. These hedge relationships are accounted for as cash flow hedges.
At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and at each reporting date or on a significant change in circumstances, the Group documents whether the hedging instrument is highly effective in offsetting changes in the cash flows of the hedged item.
The effective portion of changes in the fair value of foreign currency forward contracts and interest rate swaps that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated in the cash flow hedge reserve. The gain or loss relating to the ineffective portion, if any, would be recognised immediately in profit or loss.
Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognised in other comprehensive income at that time is accumulated in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in profit or loss.
Fair value hedges
The Group designates certain derivatives as hedging instruments in respect of the fair value of the fixed rate issuance of debt, in particular the EMTN and Senior Note issuances. The changes in the fair value of a hedging instrument is recognised in the statement of profit or loss as interest expense. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognised in the income statement as interest expense.
For fair value hedges relating to items carried at amortised cost, any adjustments to carrying value are amortised through the interest expense over the remaining term of the hedge using the EIR method.
The EIR amortisation may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognised, the unamortised fair value is recognised immediately as interest expense in the profit and loss.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

3        Material Accounting Policy Information continued
(n) Reverse repurchase agreements, repurchase agreements, stock borrowing and stock lending
Fair value through profit or loss
The Group purchases debt securities under agreements to resell (a reverse repurchase agreement
– ‘reverse repo’), debt securities sold under agreements to repurchase (a repurchase agreement - ‘repo’), stock borrowing transactions, and stock lending transactions to meet counterparty needs under matched book principal strategies managed at fair value, to facilitate market making and trading activities. It is the
Group’s policy to receive or pledge cash or securities (non-cash collateral) to collateralise such agreements and transactions in accordance with contractual arrangements. The Group monitors the fair value of its collateral daily, requiring counterparties to deposit additional collateral or return collateral pledged.
Reverse repo and stock borrowing transactions are managed within a trading model and as a result they are measured at fair value through profit or loss. Repo and stock lending transactions have been designated as financial liabilities at fair value through profit and loss during 2024 to reflect the fact that both assets and liabilities are managed together and therefore better reflects the economic reality, and avoids a valuation mismatch.
The Group records the income statement impact of these reverse repo, repo, stock borrowing and stock lending activities (collectively referred to as the securities financing business) as net trading income owing to the nature of the activity undertaken. The desks and the underlying securities are managed on a fair value basis, with spreads being earned dependent upon the underlying collateral, representing the net results of the securities financing business. Net trading income includes the realised transactional purchases and sales as well as any residual interest income and expense arising from these structures.
Any non-cash collateral received is not included on the balance sheet as the Group does not acquire the risk and rewards of ownership, however they are recorded off-balance sheet as collateral received. Cash consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost unless it is mandatorily classified as fair value through profit or loss. Whereas the securities and stock are retained on the balance sheet as the Group retains substantially all the risk and rewards of ownership and these securities and stock are disclosed as pledged collateral. Cash consideration received (or cash collateral received) is accounted for as a financial liability at amortised cost unless it is irrevocably designated at fair value through profit or loss at initial recognition.
Amortised cost
The Group also enters into reverse repo, repo, stock borrowing and stock lending transactions for its own purposes such as investment of excess cash or raising funding (also referred to as ‘for needs’
funding).
•Investment of excess cash to generate a return - The business model is different to the market making activity above, and therefore the management of the Group’s excess cash are accounted for under the held to collect business model as financial assets at amortised cost with the income being recorded through interest income.
•‘for needs’ funding - This funding activity is separate and distinct from the market making activity referred to above. The resulting financial liabilities are measured at amortised cost with the expense being recorded through interest expense.
The treatment of the non-cash collateral received or pledged remains the same regardless of the business model.

3        Material Accounting Policy Information continued
(o) Cash and cash equivalents
The Group considers cash held at banks and all highly liquid investments not held for trading purposes, with original or acquired maturities of 90 days or less, including certificates of deposit, to be cash and cash equivalents. Cash and cash equivalents not deposited with or pledged to broker-dealers, clearing organisations, counterparties or segregated under federal or other regulations is recognised on the statement of financial position.
Pursuant to the requirements of the Commodity Exchange Act and Commission Regulation 30.7 of
the U.S. Commodity Futures Trading Commission (‘CFTC’) in the U.S. the Markets in Financial
Instruments Implementing Directive 2006/73/EC underpinning the Client Asset (‘CASS’) rules in the
Financial Conduct Authority (‘FCA’) handbook in the U.K. and the Securities & Futures Act in Singapore,
funds deposited by clients relating to futures and options on futures contracts in regulated commodities must be carried in separate accounts, which are designated as segregated or secured client accounts
(which are off-balance sheet). Additionally, in accordance with rule 15c3-3 of the Securities Exchange Act of 1934, the Group maintains separate accounts for the exclusive benefit of securities clients and proprietary accounts of broker dealers. Rule 15c3-3 requires the Group to maintain special reserve bank accounts for the exclusive benefit of securities clients and the proprietary accounts of broker dealers. The deposits in segregated client accounts and the special reserve bank accounts are not commingled with
Group funds. Under the FCA's rules certain categories of clients may choose to opt-out of segregation.
(p) Share-based payments
The Group operates various share-based compensation schemes.
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-
settled share-based transactions are set out in note 35. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line basis over the vesting period, based on the Group's estimate of the number of equity instruments that will eventually vest.
The expense is recognised in compensation and benefits, together with a corresponding increase in equity. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision on the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.
For cash-settled share-based payments, a liability is recognised for the goods or services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognised in the income statement for the year.

3        Material Accounting Policy Information continued
(q) Leases
The Group assesses whether a contract is or contains a lease at inception of the contract. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Group as lessee
The Group applies a single recognition and measurement approach for all leases. The Group does not apply the practical expedient in IFRS 16 for short-term leases and leases of low-value assets. The
Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.
Right-of-use assets
The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.
The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are subsequently measured at cost less accumulated depreciation where the depreciation is calculated on a straight-line basis.
The right-of-use assets are presented as a separate line in the consolidated statement of financial position. The Group applies IAS 36 to determine whether a right-of-use asset is impaired.
Lease liabilities
At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (less any lease incentives receivable), variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.
In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.
The lease liabilities are presented as a separate line in the consolidated statement of financial position.

3        Material Accounting Policy Information continued
(r) Trade and other receivables
Trade debtors
Trade debtors are financial assets, consisting of two types. The first are financial assets measured at amortised cost such as invoiced commissions and amounts receivable for securities sold but not yet delivered by the Group. The second type are transactions which qualify as financial assets measured at fair value through profit or loss, such as the provisionally priced invoices on physical commodity sales and the Group’s trade facilitation invoices which the Group has funded.
Amounts due from exchanges, clearing houses and other counterparties
Amounts due from exchanges, clearing houses and other counterparties includes cash deposits to meet margin requirements. The margin requirements comprise of both initial and daily variation margin to secure futures, options and over-the-counter products pertaining to the Group’s membership of the exchanges and the legal agreements with the clearing houses and other counterparties. Where the deposit of cash constitutes settlement, the amounts receivable from the exchanges, clearing houses and other counterparties constitute cash receivable. There are exchanges where the deposit of cash does not constitute the settlement of the outstanding position, and when this is the case and where applicable the balance against these exchanges, clearing houses and other counterparties are reported net reflecting the initial margin and cash collateral being offset against the unrealised transactions.
Amounts receivable from clients
Receivables from clients include the total net deficits related to client activity in exchange-traded futures, options and OTC derivative trading accounts. Client deficits arise from realised and unrealised trading losses as well as any margin transactions. Client deficit accounts are reported gross of client accounts that contain net credit or positive balances, except where a right of offset exists, or where the agreement with the client is operated under a title transfer collateral agreement (TTCA). Where clients operate under TTCA agreements, this represents a single legal agreement, and in particular where these clients are provided clearing services by the Group, each client is accounted for as a single unit of account. Regardless of whether the amounts receivable from clients is a single unit of account or whether they represent part of a gross position, the income from clients is mainly reported through commission income with interest being earned on client deficits and interest being paid to clients on excess cash on deposit. Where clients are accounted for as a single unit of account, the net interest income or expense from the excess cash placed with the Group or owing to the Group from any margin financing will be recorded net within interest income or interest expense
Default funds and deposits
Default funds and deposits balances with exchanges represent credit risk protection for the members of exchange, whereby a certain amount of cash is placed on deposit representing the members’
activities and the volatility in the prices of the exchange-traded commodities. These cash deposits are measured at amortised cost.
Loans receivable
Loans receivable mainly constitute loans made to counterparties outside of the Group such as clients and other counterparties. These loans are measured initially at fair value and are subsequently accounted for at amortised cost. The interest income from these loan assets is recorded within interest income and calculated and recognised on an effective interest rate method.

3        Material Accounting Policy Information continued
Other debtors
Other debtors mainly consist of interest receivable from banks on cash deposits which is accrued for in line with payment expectations on average balances and using agreed upon rates. Additionally other debtors include sign-on bonuses which are amortised over the contractual period.
(s) Trade and other payables
Trade payables
Trade payables are financial liabilities comprised of two types. The first are financial liabilities measured at amortised cost such as amounts payable for securities delivered but not yet paid. The second type are transactions which qualify as financial liabilities measured at fair value through profit or loss, such as provisionally priced invoices on physical commodity contracts.
Amount due to exchanges, clearing houses and other counterparties
Amounts due to exchanges, clearing houses and other counterparties include cash amounts payable to exchanges where the Group is required to meet margin requirements, either initial or daily variation margin. These margin requirements are there to secure futures, options and other over-the-
counter products, including forwards. These amounts represent financial liabilities that are recorded at amortised cost.
Amounts payable to clients
The Group’s relationships with its clients are governed by the legal agreements that are signed between the parties. The amounts due to other counterparties specifically addresses the cash received from clients for Clearing and Prime Brokerage activity under these legal agreements. The legal agreements underpin the various different components of a balance with the client; ranging from cash, to realised and unrealised gains or losses on futures and options, to margin financing. As they are governed by a single legal agreement, they will be accounted for as a single unit of account. As financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or
(iii) designated at FVTPL, the single unit of account is initially recorded at fair value but then remeasured at amortised cost. The one exception being the amounts due to clients which relate to the settlement of contracts at the London Metal Exchange (‘LME’), where the Group is subject to the settlement and margining requirements of LME Clear. Where clients are requesting to clear LME forward contracts, these contracts do not settle until the prompt date and cannot be said to settle daily. Any outstanding LME forwards cleared by the Group will be treated as an amount due to clients constituting a hybrid instrument which comprises of cash for initial margin, cash collateral and the outstanding forward which will settle in the future. As a hybrid instrument, the entire instrument will be categorised as a financial liability held at
FVTPL.
Amounts payable to clients include the total of excess pertaining to client activity in exchange traded futures, options and OTC derivative trading accounts. Client excesses arise from realised and unrealised trading losses as well as any margin transactions. Client excess accounts are reported gross of client accounts that contain net debit or negative balances, except where a right of offset exists, or where the agreement with the client is operated under a title transfer collateral agreement (TTCA). Clients which operate under TTCA agreements represent a single legal agreement, and in particular where these clients are provided clearing services by the Group, each client is accounted for as a single unit of account, within amounts receivable from clients measured at amortised cost, except as above when the client activity relates to outstanding LME forwards.

4        Critical accounting judgements and key sources of estimation uncertainty
In the application of the Group’s accounting policies, the Directors are required to make judgements, estimates and assumptions that affect the reported carrying amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant and reasonable under the circumstances.
Estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognised in the period an estimate is revised. The following critical accounting judgement has been applied in the preparation of these financial statements:
Accounting for Growth Shares
The Group issued Growth Shares and Growth Share Options under previous share-based payment awards which vest or become exercisable on the occurrence of a liquidity event which was satisfied by the IPO. The terms of the awards permitted the holders to elect for cash or equity settlement, though in the absence of an election, the default settlement was through the issuance of non-voting ordinary shares. In accordance with IFRS 2 Share-Based Payments, these awards were considered to be compound instruments since the choice of settlement method resided with the holder. Consequently, at the point of settlement the Group remeasured the liability arising from the cash settlement option to its fair value. As the awards were all settled in equity, the fair value of the liability was transferred directly to equity, as the consideration for the equity instruments issued. The Group recorded the fair value of the cash settlement option liability related to these instruments immediately prior to the IPO at $2.3m.
Consequently, in line with the subsequent settlement of the liability being through the issuance of non-
voting ordinary shares, the liability was transferred to reserves immediately following the settlement post
IPO through reserves.
Key sources of estimation uncertainty are as follows:
Valuation of the cash settlement option on the Growth Shares and Growth Share Options
The Group recorded the fair value of the cash settlement option liability related to the Growth
Shares and Growth Share Options of $2.3m. This fair value was calculated in line with the terms of the award which provided the potential for the award to be settled in cash, but which is simultaneously restricted to the amount of cash that Marex Group plc could provide for settlement of the obligation in any given year based upon its standalone profitability. As Marex Group plc activity only consists of holding shares of its subsidiaries, it does not have regular income flows. Consequently its profitability is subject to management actions. The probability and impact of management actions that could have been reasonably contemplated, the Group’s growth rate driving potential internal and external dividend requirements and the discount rate applied to the cash flows were considered and creates estimation uncertainty. The estimation uncertainty creates a valuation range for the liability between $31.5m and
$0.8m, representing the available management actions to take to reduce the cash outflows of any potential cash settlement option. The highest end of the range is where no management actions are taken and therefore the least likely. The $2.3m liability reflects the likelihood of the management actions being taken and the fact that all the Growth Shares and Growth Share options were settled in equity.

4        Critical accounting judgements and key sources of estimation uncertainty
continued
Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit to which the goodwill has been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate both the future revenue from the cash generating unit and a suitable discount rate in order to calculate the present value.
A number of factors, many of which the Group has no ability to control, could cause actual results to differ from the estimates and assumptions employed. These factors include:
•a prolonged global or regional economic downturn;
•a significant decrease in the demand for the Group’s services;
•a significant adverse change in legal factors or in the business climate;
•an adverse action or assessment by a regulator; and
•successful efforts by our competitors to gain market share in our markets.
Where the actual future revenues are less than expected, or changes in facts and circumstances which result in a downward revision of future cash flows or an upward revision of the discount rate, a material impairment loss or a further impairment loss may arise.
The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the discount rates, revenue and cost growth rates as well as terminal growth rates.
The value in use calculation uses the cash flows inferred from budgets or achieved during the period and applies the assumptions above to create a discounted cash flow model. The cash flows do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used as well as the growth rates both growth and terminal. These estimates are most relevant to the testing of goodwill for impairment. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 11.
Impairment of acquired intangible assets
An impairment exists when an asset's carrying value exceeds its recoverable amount. The recoverable amount is determined as the higher of fair value less costs of disposal and value in use. A portion of the premium paid for acquiring Cowen's Prime Services and Outsourced Trading business represented the customer lists of the acquired businesses. The fair value less costs of disposal was calculated in line with the purchase price allocation exercise conducted by valuations experts, while the
Group separately computed the value in use. The cash flow projections were based on actual revenues and costs incurred in 2024, applying the growth factors consistent with the impairment model.
Neither the value in use nor the fair value less costs of disposal models incorporated a terminal growth rate. Instead, both models projected revenues over the useful life of the assets. The useful lives of the intangible assets were determined at acquisition based on historical customer attrition rates. Key sources of estimation uncertainty used to determine the recoverable amount include the revenue and cost growth rates, the discount rate applied and customer attrition rate assumptions. The key assumptions used to determine the recoverable amount of the customer relationships, including a sensitivity analysis, are disclosed and further explained in note 12.

5        Segmental Analysis
Revenues within the scope of IFRS 15 of $772.1m (2023: $631.9m; 2022: $351.8m) are included within commission and fee income in the income statement. In addition, the net proceeds from a commitment to simultaneously buy and sell financial instruments with counterparties on matched principal basis, which are not in the scope of IFRS 15 are also recorded within commissions and fee income.
Revenues that are not within the scope of IFRS 15 are presented within net trading income, net interest income and net physical commodities income in the income statement.
The below disaggregation shows the revenue by each of the five operating segments. The substantial majority of the Group's performance obligations for revenues from contracts with clients are satisfied at a point in time. Revenue recognised over time is not material.
Operating segment information is presented in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (‘CODM’). The CODM, who is responsible for allocating resources and assessing performance, has been identified as the Group’s Executive Committee. The CODM regularly reviews the Group’s operating results in order to assess performance and to allocate resources. The accounting policies of the operating segments are the same as the Group’s accounting policies.
Adjusted Profit Before Tax (previously labelled as 'Adjusted operating profit/(loss)') is the segmental performance measure and excludes income and expenses that are not considered directly related to the performance of our segments as detailed in the reconciliation below.
For management purposes, the Group is organised into the following operating segments, based on the services provided, as follows:
•Clearing – the interface between exchanges and clients. The Group provides the connectivity that allows its clients access to exchanges and central clearing houses. As clearing members, the
Group acts as principal on behalf of its clients and generates revenue on a commission per trade basis. The Group provides clearing services across four principal markets: metals, agricultural products, energy and financial securities markets across different geographies.
•Agency and Execution – The Group matches buyers and sellers by facilitating price discovery primarily across energy and financial securities markets. The Agency and Execution segment primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of the Group’s markets are traded on an OTC basis.
•Market Making – The Group acts as principal to provide direct market pricing to professional and wholesale counterparties, primarily within the metals, agriculture, energy and financial securities markets. The Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. The Market Making operations are diversified across geographies and asset classes.
•Hedging and Investment Solutions – The Group offers bespoke hedging and investment solutions to its clients and generates revenue through a return built into the product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.
•The Corporate segment includes the Group’s control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support the operating segments. Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate manages the Group’s funding requirements, interest expense is incurred through debt securities issuance, which is recharged to other segments thorough inter-segmental funding allocations to reflect their consumption of these resources. Interest Income is generated  on cash balances. The adjusted loss before tax includes the expenses related to costs of the functions that are not recovered from the operating segments and corporate costs.

Segment information for the year ended 31 December 2024:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m
Commission and fee income	950.8	652.5	14.8	—	—	1,618.1
Commission and fee expense	(687.8)	(55.4)	(18.8)	—	—	(762.0)
Net commission income/ (expense)	263.0	597.1	(4.0)	—	—	856.1
Net trading income	5.2	61.3	215.6	210.3	0.0	492.4
Interest income/(expense)	317.8	39.2	—	—	(129.9)	227.1
Inter-segmental funding allocations[1]	(119.7)	(4.6)	(20.7)	(48.8)	193.8	0.0
Net interest income/(expense)	198.1	34.6	(20.7)	(48.8)	63.9	227.1
Net physical commodities income	—	2.2	16.9	—	—	19.1
Revenue	466.3	695.2	207.8	161.5	63.9	1,594.7
Adjusted profit/(loss) before tax	247.3	107.9	65.6	42.0	(141.7)	321.1

Other segment information
Depreciation and amortisation	(0.4)	(0.8)	(0.4)	(0.7)	(27.2)	(29.5)
Compensation and benefits	(118.4)	(449.5)	(89.7)	(70.2)	(243.3)	(971.1)
1.The Inter-segmental funding allocation represents the interest costs borne by the Group, excluding interest earned centrally on house cash balances, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.
Segment information for the year ended 31 December 2023:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m
Commission and fee income	825.1	506.8	10.5	—	—	1,342.4
Commission and fee expense	(588.9)	(33.4)	(15.2)	—	—	(637.5)
Net commission income/ (expense)	236.2	473.4	(4.7)	—	—	704.9
Net trading income/ (expense)	1.2	62.1	182.8	165.7	(0.4)	411.4
Interest income/(expense)	232.9	8.7	(3.9)	—	(116.1)	121.6
Inter-segmental funding allocations[1]	(96.7)	(2.7)	(27.0)	(37.6)	164.0	—
Net interest income/ (expense)	136.2	6.0	(30.9)	(37.6)	47.9	121.6
Net physical commodities income	—	—	6.7	—	—	6.7
Revenue	373.6	541.5	153.9	128.1	47.5	1,244.6
Adjusted profit/(loss) before tax	185.0	71.9	33.3	33.8	(94.0)	230.0

Other segment information
Depreciation and amortisation	(0.3)	(0.8)	(0.3)	(0.3)	(25.4)	(27.1)
Compensation and benefits	(88.2)	(368.1)	(72.7)	(51.0)	(190.3)	(770.3)
1.The Inter-segmental funding allocation represents the interest costs borne by the Group, excluding interest earned centrally on house cash balances, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.
Segment information for the year ended 31 December 2022:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m
Commission and fee income	424.7	220.7	5.6	—	—	651.0
Commission and fee expense	(280.0)	(13.6)	(5.6)	—	—	(299.2)
Net commission income/ (expense)	144.7	207.1	—	—	—	351.8
Net trading income/(expense)	—	18.4	179.1	128.2	(0.4)	325.3
Interest income/(expense)	70.6	6.1	(1.4)	—	(45.9)	29.4
Intersegmental funding allocations	(15.3)	(0.9)	(9.7)	(28.2)	54.1	—
Net interest income/ (expense)	55.3	5.2	(11.1)	(28.2)	8.2	29.4
Net physical commodities income	—	—	4.6	—	—	4.6
Revenue	200.0	230.7	172.6	100.0	7.8	711.1
Adjusted profit/(loss) before tax	77.5	23.4	66.5	27.8	(73.5)	121.7

Other segment information
Depreciation and amortisation	(0.3)	(0.2)	(0.3)	(0.1)	(12.9)	(13.8)
Compensation and benefits	(55.8)	(162.3)	(75.3)	(40.9)	(104.3)	(438.6)
Clearing provides connectivity between clients, exchanges and clearing houses across four principal markets: metals, agriculture, energy and financial products.
Agency and Execution provides services primarily across two core markets: energy and financial securities. Revenue for 2024 can be split as follows: energy $286.3m (2023: $219.8m; 2022: $140.4m) and financial securities $407.2m (2023: $319.8m; 2022: $88.7m).
Market Making operates within four principal markets: metals, agriculture, energy and financial securities. Revenue for 2024 can be split as follows: metals $105.9m (2023: $69.3m; 2022: $88.7m), agriculture $33.8m (2023: $27.5m; 2022: $20.3m), energy $32.5m (2023: $31.6m; 2022: $52.1m) and financial securities $35.6m (2023: $25.5m; 2022: $11.5m).
Hedging and Investment Solutions provides high quality bespoke hedging and investment solutions across two core markets: hedging solutions and financial products. Revenue for 2024 can be split as follows:
hedging solutions $69.2m (2023: $62.0m; 2022: $52.4m,) and financial products $92.3m (2023: $66.1m;
2022: $47.6m).
Corporate net interest income is derived through earning interest on house cash balances placed at banks and exchanges, Revenue for 2024 is $63.9m (2023: $47.5m; 2022: $7.8m).
Contract assets
There were no assets that met the definition of a contract asset as at 31 December 2024 (2023: $nil,
2022: $nil)
Reconciliation of total segments Adjusted Profit Before Tax to the Group's profit before tax per the income statement:

	2024	2023	2022
	$m	$m	$m

Total segments adjusted profit before tax	321.1	230.0	121.7
Goodwill impairment charge[1]	—	(10.7)	(53.9)
Bargain purchase gains[2]	—	0.3	71.6
Acquisition costs[3]	—	(1.8)	(11.5)
Amortisation of acquired brands and customer lists[4]	(5.5)	(2.1)	(1.7)
Activities relating to shareholders[5]	(2.4)	(3.1)	(0.5)
Employer tax on vesting of the growth shares[6]	(2.2)	—	—
Owner fees[7]	(2.4)	(6.0)	(3.4)
IPO preparation costs[8]	(8.6)	(10.1)	(0.7)
Fair value of the cash settlement option on the growth shares[9]	(2.3)	—	—
Public offering of ordinary shares[10]	(1.9)	—	—
Profit before tax	295.8	196.5	121.6
1.Goodwill impairment charge in 2023 relates to the impairment recognised for goodwill relating to the Volatility Performance Fund S.A. CGU (‘VPF’) largely due to declining projected revenue. The goodwill impairment charge in 2022 relates to the impairment charge recognised for the OTC Energy CGU largely due to declining budgeted performance and macroeconomic factors, such as high inflation and interest rates.
2.A bargain purchase gain was recognised as a result of the ED&F Man Capital Markets division acquisition.
3.Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen's Prime
Services and Outsourced Trading business.
4.This represents the amortisation charge for the period of acquired brands and customers lists.
5.Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
6.Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
7.Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses.
8.IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
9.Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognised.
10.Costs relating to the public offerings of ordinary shares by certain selling shareholders.
The Group’s Revenue and total assets by geography are as follows. In presenting geographical information, revenue is based on the geographic location of the legal entity where the customers' revenue is recorded. Non-current assets are based on the geographic location of the legal entity where the assets are recorded.

	Revenue			Total Assets[1]
	2024	2023	2022	2024	2023
	$m	$m	$m	$m	$m

United Kingdom	710.8	607.2	414.4	6,094.7	3,825.0
United States	581.7	422.0	238.1	17,322.9	13,312.5
Rest of the world	302.2	215.4	58.6	894.9	474.1
Total	1,594.7	1,244.6	711.1	24,312.5	17,611.6
1.Non-current assets included in Group assets as at 31 December 2024 amounted to $337.7m (2023: $293.0m), being $259.6m in the United Kingdom (2023: $234.7m), $61.7m in the United States (2023: $46.3m) and $16.4m in the rest of the world (2023:
$12.0m. Tangible non-current assets included in non-current assets as at 31 December 2024 amounted to $106.5m (2023:
$73.4m, being $54.4m in the United Kingdom (2023: $30.2m), $37.5m in the United States (2023: $32.6m) and $14.6m in the
rest of the world (2023: $10.6m).Tangible non-current assets includes property, plant and equipment, right-of-use assets and investments.
The balances in Rest of the world mainly consist of those from countries in Europe and the Asia
Pacific region, none of which are individually material for separate disclosure.
Non-current assets for this purpose consist of goodwill, intangible assets, property, plant and equipment, right-of-use assets and investments.

6      Interest income and expense

	2024			2023 Restated[1]			2022 Restated[1]
	Amortise d Cost	FVTPL	Total	Amortise d Cost	FVTPL	Total	Amortise d Cost	FVTPL	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest Income
Financial institutions[2]	309.0	0.0	309.0	261.0	0.0	261.0	87.0	0.0	87.0
Exchanges	156.1	27.6	183.7	108.1	21.7	129.8	11.0	7.2	18.2
Securities[3]	220.0	0.0	220.0	179.7	0.0	179.7	78.9	0.0	78.9
Clients[4]	52.0	0.5	52.5	21.3	0.0	21.3	10.3	0.0	10.3
	737.1	28.1	765.2	570.1	21.7	591.8	187.2	7.2	194.4

Interest expense
Clients[5]	(256.8)	(0.3)	(257.1)	(216.7)	0.0	(216.7)	(29.7)	0.0	(29.7)
Borrowings and debt issued[6]	(47.1)	(170.4)	(217.5)	(37.6)	(142.2)	(179.8)	(3.6)	(55.1)	(58.7)
Exchanges[7]	(40.0)	0.0	(40.0)	(36.3)	0.0	(36.3)	(32.8)	0.0	(32.8)
Securities[8]	(20.0)	0.0	(20.0)	(35.0)	0.0	(35.0)	(42.8)	0.0	(42.8)
Lease interest expense	(3.5)	0.0	(3.5)	(2.4)	0.0	(2.4)	(1.0)	0.0	(1.0)
	(367.4)	(170.7)	(538.1)	(328.0)	(142.2)	(470.2)	(109.9)	(55.1)	(165.0)
Net interest income	369.7	(142.6)	227.1	242.1	(120.5)	121.6	77.3	(47.9)	29.4
1.Certain categories of interest income and expense have been restated to better reflect the appropriate underlying business driver.
2.Interest income earned from investment of customer funds into securities purchased under agreements to resell or purchases of US Treasury securities.
3.Securities interest income primarily arising from US Treasuries held as collateral for securities purchased under agreements to resell, and securities segregated under
Federal and other regulation and interest income from the Group's stock lending activities within the Group's held to collect business model.
4.Interest income from clients is the result of credit lines offered to clients.
5..Interest expense includes interest paid to clients on cash deposited with the Group by clients.
6.Interest expense from debt securities includes the interest component on structured notes and the coupons for Group issuance. Interest expense from Group Issuance was
$44.7m (2023: $33.4m; 2022: $nil) and interest expense on structured notes was $170.4m (2023: $142.2m; 2022: $55.1m). Structured notes are measured at fair value through profit or loss.
7.Interest expense from balances placed at exchanges, clearing houses, and intermediary brokers placed at these counterparties to facilitate transactional activity. Interest expense is calculated using an internal deposit rate linked to the benchmark interest rates.
8.Securities expense primarily relates to interest expenses on stock lending transactions initiated to fund customer positions and interest expense from the Group's stock lending activities within the Group's held to collect business model.
7        Compensation and benefits

	2024	2023	2022
	$m	$m	$m
Wages and salaries	845.6	680.0	382.5
Share-based compensation expense	29.6	20.3	16.7
Employer’s national insurance contributions and similar taxes	60.0	43.2	26.7
Short-term monetary benefits	17.9	15.6	7.3
Defined contribution pension cost	11.8	8.9	3.8
Apprenticeship levy	0.8	0.7	0.4
Redundancy payments	5.4	1.6	1.2
Total staff costs	971.1	770.3	438.6
As at 31 December 2024, there were contributions totalling $1.6m (2023: $1.6m) payable to the defined contribution pension scheme by the Group.
8      Other expenses

	2024	2023	2022
	$m	$m	$m
Professional fees	87.5	61.4	44.1
Non-trading technology and support	59.6	45.8	36.7
Trading systems and market data	68.5	54.6	25.2
Occupancy and equipment rental	25.7	23.0	11.8
Travel and business development	25.6	20.6	10.2
Communications	8.4	7.4	8.1
Bank fees	8.7	5.4	4.1
Owner fees	2.4	6.0	3.4
VAT (irrecoverable)	4.6	2.7	1.7
Other	15.3	10.5	2.5
	306.3	237.4	147.8
9      Tax
(a) Tax expense

	2024	2023	2022
	$m	$m	$m
Current tax
UK corporation tax on profit for the year	40.2	38.9	19.0
Foreign corporation tax on profit for the year	43.1	23.1	4.8
Total UK and Foreign corporation tax	83.3	62.0	23.8

Adjustment in respect of prior years:
UK corporation tax	0.2	0.9	0.8
Foreign corporation tax	(0.1)	1.0	(0.1)
Total adjustments in respect of prior years	0.1	1.9	0.7
	83.4	63.9	24.5
Deferred tax
Origination and reversal of temporary differences	(5.3)	(9.3)	(1.0)
Adjustment in respect of prior years – other	(0.3)	0.6	(0.1)
	(5.6)	(8.7)	(1.1)
Tax expense for the year	77.8	55.2	23.4

Deferred tax charge relating to items recognised in OCI
Items that may be reclassified subsequently to profit and loss	(7.9)	0.3	0.5
Items that will not be recycled to profit and loss	(3.1)	(1.4)	(1.5)
	(11.0)	(1.1)	(1.0)
Current tax expense relating to items recognised in Equity	(0.9)	—	—
Deferred tax expense relating to items recognised in Equity	(12.8)	(2.4)	—
(b) Reconciliation between tax expense and profit before tax
The Group’s reconciliation between the tax expense and profit before tax is based on its domestic
UK tax rate. The tax assessed for the year is higher (2023: higher; 2022: higher) than the standard rate of corporation tax in the UK of 25% (2023: 23.5%; 2022: 19.0%). This is primarily driven by material non-
deductible acquisition and IPO preparation expenses incurred during the year, offset by deductions taken in respect of the Group's AT1 securities issuance in June 2022. Under IAS12, whilst the coupon on the
AT1 is accounted for in equity, the related tax relief is recognised in the Income Statement which generates a material tax reconciling item. The headline rate of UK corporation tax increased from 19% to
25% on 1 April 2023 which results in a blended effective rate of 23.50% for 2023 and 25% for 2024 and future periods.
The Group’s future tax expense will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions in which the Group operates.

	2024	2023	2022
	$m	$m	$m
Profit before tax	295.8	196.5	121.6

Expected tax expense based on the standard rate of corporation tax in the UK of 25% (2023: 23.50%; 2022: 19.0%)	73.9	46.2	23.1
Explained by:
Effect of overseas tax rates	2.2	0.7	1.0
Income not subject to tax	(0.5)	(0.7)	(0.2)
Expenses not deductible for tax purposes	6.4	4.7	4.2
Non-deductible goodwill adjustments	—	2.5	(2.3)
Movements in deferred tax not recognised	(0.7)	2.9	(1.0)
Deductible payments on AT1 securities	(3.3)	(3.1)	(1.3)
Tax rate change	—	(0.5)	(0.8)
Prior year adjustments	(0.2)	2.5	0.7
Tax expense for the year	77.8	55.2	23.4
(c) Impact of Pillar II model rules on the group
In December 2021, the OECD released the Pillar Two model rules, also referred to as the ‘Global
Anti-Base Erosion’ or ‘GLOBE’ rules. Several jurisdictions in which the Group operates have adopted the
OECD rules including the UK and France who have both transposed the rules into their respective tax legislation effective for years beginning on or after 31 December 2023.The Group is expected to meet the criteria to be subject to these rules. The Group currently has trading operations in the following low tax jurisdictions with an IAS 12 Effective Tax Rate ('ETR') below 15%: Ireland and the UAE. Ireland and the
UAE are both subject to tax at a headline rate of less than 15% and as such we will be required to make a top-up payment in both jurisdictions to bring the effective tax rate up to 15%. The impact of these is set out below for the year ended 31 December 2024.

2024
$m
Ireland	0.1
United Arab Emirates	0.7
Total current tax expense related to Pillar II	0.8
10      Dividends Paid and Proposed
Dividends of $63.8m were paid to ordinary shareholders during the year ended 31 December 2024
(2023: $45.0m; 2022: $nil) as follows:
•First interim dividend for the year ended 31 December 2024 paid at $0.41 per share.
•Second and third interim dividends for the year ended 31 December 2024 paid at $0.14 per share in line with the Group's progressive dividend policy.
Dividends per weighted number of shares amounted to $0.22 in 2023.
Refer to note 28 for dividends paid to holders of Additional Tier 1 securities.
11      Goodwill

	2024	2023
	$m	$m
Cost
At 1 January	239.2	220.4
Additions during the year	12.9	18.8
Cost at 31 December	252.1	239.2
Impairment losses at 1 January	(75.6)	(64.9)
Impairment of Volatility Performance Fund S.A.	—	(10.7)
Net book value at 31 December	176.5	163.6
(a) Goodwill impairment testing
For the purpose of impairment testing, goodwill has been allocated to the CGUs which represent the level at which goodwill is monitored and managed:

	2024	2023
	$m	$m
Group goodwill by CGU:
Energy	86.3	83.7
CSC Commodities UK Limited	20.6	20.6
Agriculture	11.4	11.4
Volatility Performance Fund S.A.	—	—
Rosenthal Collins Group	10.5	10.5
Volcap Trading Partners Limited	7.8	7.8
X-Change Financial Access LLC	6.1	6.1
Recycled Metals	4.6	4.6
ProTrader	3.3	3.3
Marex Spectron Europe Limited	2.0	2.0
Arfinco S.A.	0.5	0.5
OTCex	13.0	12.5
Cowen's Prime Services and Outsourced Trading Business[1]	5.5	0.6
Dropet	1.8	—
I.L.S. Brokers Limited	3.1	—
As at 31 December	176.5	163.6
1 There has been an increase in the Cowen goodwill due to the recognition of deferred tax on the customer list intangible recorded as a part of the finalisation of the purchase price agreement and the finalisation of the provisional accounting during 2024.
The Group performed the annual impairment test as at 1 October each year. Between annual tests, the Group reviews each CGU for impairment triggers that could adversely impact the valuation of the
CGU and, if necessary, undertakes additional impairment testing. In assessing whether an impairment is required, the carrying value of the CGU is compared with the recoverable amount, which is determined by calculating both the fair value less cost of disposal (‘FVLCD’) and the value in use (‘VIU’). The higher of these two amounts is compared with the carrying value of the CGU. If either the VIU or the FVLCD is higher than the carrying value, no impairment is necessary.
Goodwill arising from business combinations during the year has been allocated to CGUs that are expected to benefit from the synergies and summarised as follows:
•Goodwill amounting to $2.5m arising on the acquisition of Pinnacle Fuel LLC has been allocated to the Energy CGU.

•Dropet and ILS have been identified as standalone CGUs, with goodwill amounting to $1.8m and
$3.1m arising on the acquisition of each business, respectively, recognised during the year. The allocation of goodwill to each CGU represents the lowest level at which the goodwill is monitored for internal management purposes.No impairment arose as a result of the annual impairment testing over goodwill during the year. In 2023, the impairment charge was against the Volatility
Performance Fund S.A. CGU (‘VPF’). Due to a combination of projected performance and macroeconomic factors, the recoverable amount for the VPF of $6.4m, based upon its VIU, was lower than its carrying value of $17.1m and an impairment charge of $10.7m was recognised.
As at 31 December 2024, the review of the indicators of impairment did not require any further testing
(b) Key assumptions
•The fair value less cost of disposal is determined by applying a price earnings multiple to the post-
tax earnings of each CGU arising in the period and for the effect of any organisational changes to the CGU. The price earnings multiples applied are derived from comparable peer companies.
•Comparable peers are those against whom our stakeholders evaluate our performance, whilst the price earnings multiples are obtained from third party market data providers. The provision of data from third party data sources, such as Bloomberg, would suggest that this data and therefore any valuation conducted using this data would contain only observable market data. However, management applies a level of judgement in the application of this data and in determining the price earnings multiple.
•In assessing the VIU, a discounted cash flow model is used covering a 5 year projected period, which drives the valuation of the CGUs. VIU was calculated using post-tax discount rates and post-tax cash flows. An equivalent pre-tax discount rate was determined and has been presented in the table below. Future projections are based on the most recent financial projections considered by the Board of Directors as at the valuation date which are used to project post-tax cash flows for the next 5 years. After this period, a steady cash flow is used to derive a terminal value for the CGU.
•The stable terminal growth rate for each CGU has been assessed on a standalone basis taking into account market and company expectations for each unit which are summarised as follows:
•Energy, Agriculture and Marex Spectron Europe Limited have been forecast using a terminal growth rate of nil% owing to voice brokerage not expected to be a growth business in the long term.
•All other CGUs are expected to grow at 2% which is in line with the long-run sustainable growth rate and inflation target across all economies in which the Group operates.
•During 2023, the stable terminal growth rate of all CGUs was expected to be 2%.
•Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the market assessment of the weighted average cost of capital derived from observable inputs at the valuation date.
•The other assumption for the VIU calculation is that total direct costs are expected to grow by
5.0% over the first 2 years of the 5 year projected period for all CGUs in line with the global headline inflation forecast before stabilizing at between 0-2% for the remaining term based on management's individual CGU forecasts. In 2023, total direct costs were expected to grow by
3.2% over the 5 year projected period for all CGUs, with the exception of Cowen's Prime Services and Outsourced Trading Business and OTCex SA Group, where total direct costs were expected to grow by only 1.1% and 2.2%, respectively; driven by inflation in the near term.

The following inputs represent key assumptions for each CGU in 2024:

CGU	Pre-tax valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Breakeven terminal value growth rate	Valuation cost growth rate	Breakeven cost growth rate

Energy	12.3%	20.8%	1.2%	(4.8%)	(19.4%)	2.0%	12.2%
CSC Commodities UK Limited	12.3%	27.2%	2.4%	(5.2%)	(49.2%)	3.2%	13.7%
Agriculture	12.7%	40.7%	1.2%	(10.9%)	n.m.[1]	2.0%	20.1%
Volatility Performance Fund S.A.	—%	—%	—%	—%	—%	—%	—%
Rosenthal Collins Group	11.6%	17.9%	2.4%	(0.9%)	(9.4%)	3.2%	7.8%
Volcap Trading Partners Limited	11.3%	12.4%	2.4%	1.4%	0.4%	3.2%	5.1%
X-Change Financial Access LLC	11.6%	15.2%	2.4%	0.7%	(3.8%)	3.2%	5.6%
Recycled Metals	10.3%	40.6%	2.8%	(13.9%)	n.m.[1]	3.2%	28.4%
ProTrader	12.3%	59.0%	2.4%	(2.2%)	n.m.[1]	3.2%	8.5%
Marex Spectron Europe Limited	9.8%	41.2%	1.2%	(7.1%)	n.m.[1]	2.0%	16.3%
Arfinco S.A.	10.9%	11.7%	2.4%	1.8%	0.9%	3.2%	4.3%
OTCex	10.7%	26.7%	2.8%	(3.1%)	(53.1%)	3.2%	10.8%
Cowen's Prime Services and Outsourced Trading Business	11.9%	12.9%	2.8%	2.5%	0.6%	3.2%	3.9%
1  n.m.not meaningful
•This table does not include Dropet and ILS because these businesses were acquired after the annual impairment test. The associated goodwill was reviewed for indicators of impairment as at 31 December 2024.
The following inputs represent key assumptions for each CGU in 2023:

CGU	Pre-tax valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Breakeven terminal value growth rate	Valuation cost growth rate	Breakeven cost growth rate

Energy	12.9%	35.5%	0.8%	(8.9%)	(52.3%)	3.2%	17.3%
CSC Commodities UK Limited	12.9%	16.7%	3.2%	1.0%	(2.1%)	3.2%	15.2%
Agriculture	12.9%	43.2%	2.4%	(10.2%)	(157.2%)	3.2%	22.2%
Volatility Performance Fund S.A.	9.7%	4.9%	3.2%	8.7%	5.8%	3.2%	(7.1%)
Rosenthal Collins Group	11.1%	150.8%	1.2%	0.2%	n.m.[1]	3.2%	n.m.[1]
Volcap Trading Partners Limited	12.9%	42.2%	3.2%	(11.6%)	(132.3%)	3.2%	27.5%
X-Change Financial Access LLC	11.0%	17.6%	2.0%	(0.5%)	(4.9%)	3.2%	10.3%
Recycled Metals	12.9%	14.1%	3.2%	3.4%	0.7%	3.2%	5.2%
ProTrader	13.0%	345.5%	1.8%	(3.1%)	n.m.[1]	3.2%	17.9%
Marex Spectron Europe Limited	9.0%	19.8%	3.2%	2.5%	(15.5%)	3.2%	15.2%
Arfinco S.A.	9.7%	12.0%	2.4%	1.3%	(0.1%)	3.2%	5.4%
OTCex SA Group	10.3%	11.4%	3.2%	3.1%	1.0%	2.2%	2.6%
Cowen's Prime Services and Outsourced Trading Business	10.5%	19.8%	3.3%	0.9%	(11.0%)	1.1%	5.4%
1.1  n.m.not meaningful

The impact on future cash flows resulting from falling growth rates does not reflect any management actions that would
be taken.
In 2022 an impairment charge of $53.9m was recognised in relation to the Energy CGU due to declining budgeted performance and macroeconomic factors, such as high inflation and interest rates.
12      Intangible Assets

	Customer Relationships[1]		Brands		Software		Total
	$m		$m		$m		$m
Cost
At 1 January 2023	17.5		0.3		26.3		44.1
Additions on acquisitions	32.1		1.8		0.2		34.1
Additions	—		—		3.1		3.1
Disposals	—		—		(0.1)		(0.1)
At 31 December 2023	49.6		2.1		29.5		81.2
Additions on acquisitions	3.1		0.3		—		3.4
Additions	—		—		8.2		8.2
Disposals	(0.3)		—		—		(0.3)
At 31 December 2024	52.4		2.4		37.7		92.5

Impairment provisions and amortisation
At 1 January 2023	3.3		0.1		15.1		18.5
Charge for the year	2.1		—		4.6		6.7
Disposals	—		—		—		—
At 31 December 2023	5.4	5.4	0.1	0.1	19.7	19.7	25.2
Charge for the year	5.2		0.3		5.3		10.8
Disposals	—		—		—		—
At 31 December 2024	10.6		0.4		25.0		36.0

Net book value
At 31 December 2024	41.8		2.0		12.7		56.5

At 31 December 2023	44.2		2.0		9.8		56.0
1.Customer relationships, with a net book value of $41.8m (2023: $44.2m), mainly relate to the acquisitions of RCG $1.6m (2023: $2.0m), Volcap $3.7m (2023: $4.2m), XFA
$3.0m (2023: $3.5m), Eagle Commodities $4.3m (2023: $5.2m), Cowen's Prime Service and Outsourced Trading Business $21.5m (2023: $24.4m) and GMN $2.2m (2023:
$2.6m). The remaining amortisation periods are 3.25 years for RCG, 5.75 years for Volcap, 5 years for XFA, 7.4 years for Eagle Commodities, 8 years for Cowen's Prime
Service and Outsourced Trading Business and 7.4 years for GMN.
The Group reviews all intangible assets for indicators of impairment as at 31 December each year.
Both internal and external sources of information are considered when assessing whether indications exists that an asset may be impaired. As at 31 December 2024, an impairment trigger was identified when assessing expected cash flows relating to acquired customer relationships, which resulted in the carrying amount thereof being tested for impairment. No indicators of impairment were identified during 2023.
The recoverable amount of the intangible was based on the asset's value in use which exceeded its recognised carrying amount thus no impairment recognised.
The value in use was calculated over the remaining useful life of the intangible. The useful life of the intangible was determined at acquisition based on historical customer attrition rates.The forecasted customer attrition rates were calculated by using the attrition rates for Prime Brokerage and Outsourced

Trading which are 10% and 20% respectively. The estimated useful life of  Prime Brokerage and
Outsourced Trading customers is 10 and 7 years respectively. The customer attrition rates have an impact on revenue and costs as the revenue and costs decrease in line with the customer attrition rates. As a result of using the customer attrition rates to forecast revenue and costs, there was no need for a long term growth rate to be used in the value in use.
Revenue is forecast to grow by 5% in 2025, 3% in 2026 and 2% over the remaining useful life. The growth is calculated after taking into account the customer attrition rates. The increase in 2025 is driven by synergistic benefits from the intangible being purchased in 2023 and the increase in 2026 aligns with global growth estimates.
The discount rate represents the current market assessment of the risks specific to the CGU to which the asset is allocated and is based on the market assessment of the weighted average cost of capital derived from observable inputs at the valuation date.
The following inputs represent key assumptions used to determine the value in use:

	Pre-tax valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Breakeven attrition rate	Valuation cost growth rate	Breakeven cost growth rate
Customer Relationships	17.0%	80.0%	2.4%	(10.9%)	27.4%	2.6%	20.6%
Other key assumptions relate to the cost growth rate, with total direct costs forecast to grow at 5%
for the first 2 years and 2% over the remaining useful life in line with the global headline inflation forecast.
The cost growth is calculated after taking into account the customer attrition rates.
13      Property, Plant and Equipment

	Leasehold improvements	Computer equipment	Furniture, fixtures and fittings	Total
	$m	$m	$m	$m
Cost
At 1 January 2023	13.9	25.1	6.1	45.1
Additions on acquisitions	0.5	0.2	0.6	1.3
Additions	3.7	3.5	1.8	9.0
At 1 January 2024	18.1	28.8	8.5	55.4
Additions on acquisitions	—	0.1	—	0.1
Additions	5.6	5.0	1.1	11.7
Disposals	(0.1)	(0.1)	(0.1)	(0.3)
At 31 December 2024	23.6	33.8	9.5	66.9

Depreciation
At 1 January 2023	6.8	22.3	4.2	33.3
Charge for the year	1.5	2.4	1.6	5.5
At 1 January 2024	8.3	24.7	5.8	38.8
Charge for the year	2.5	3.9	0.9	7.3
Disposals	—	—	—	—
At 31 December 2024	10.8	28.6	6.7	46.1

Net book value
At 31 December 2024	12.8	5.2	2.8	20.8

At 31 December 2023	9.8	4.1	2.7	16.6
Property, plant and equipment is measured at cost less accumulated depreciation and impairment.
Depreciation of property, plant and equipment begins when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset’s estimated useful life. The estimated useful economic lives of the Group’s property, plant and equipment are:

Leasehold improvements	over the remaining length of the lease or 5 years straight-line, where appropriate
Computer equipment and other hardware	2 to 5 years straight-line
Furniture, fixtures and fittings	2 to 5 years straight-line
14      Investments
(a) Investments

	2024	2023
	$m	$m
Cost
At 1 January	16.2	16.4
Additions	5.1	0.2
Revaluation of investments held at FVTOCI	3.4	—
Change in value of investments held at FVTPL	—	(0.4)
Disposals	(0.7)	—
At 31 December	24.0	16.2

Listed investments	12.6	10.7
Unlisted investments	11.4	5.5
At 31 December	24.0	16.2
Investments mainly comprise shares and seats held in clearing houses which are deemed relevant to the Group’s trading activities and are classified as FVTOCI financial assets and recorded at fair value, with changes in fair value reported in equity within the revaluation reserve. The fair value for these investments is based on valuations as disclosed in note 31.
On 25 September 2024 the Group invested $5m in return for a 1.2% stake in Key Carbon, representing a minority stake in Key Carbon Ltd (Key Carbon) and providing financing for carbon offset projects. Key Carbon sources and finance carbon credit projects and provides ongoing governance, monitoring and operational support to ensure its projects are held to the highest quality and integrity standards. The investment provides Marex with access to a wider carbon client base as well as future streams of carbon credits which will grow the environmentals business and support clients through the low carbon transition. As the Group has a minority stake without significant influence and it is not held for trading, the equity investment in Key Carbon is accounted for as an investment in equity designated at
FVTOCI.

15      Business Combinations
Acquisitions in 2024:
(a) Acquisition of Pinnacle Fuel LLC
On 5 January 2024, the Group acquired all of the share capital in Pinnacle Fuel LLC ('Pinnacle)
from Empire Holdings Group LLC for the consideration noted below. Pinnacle is a physical oil trading business and has been purchased in order to facilitate the back-to-back oil trading business.

$m
Cash consideration	4.0
Total consideration	4.0

Fair value of identifiable net assets:
Trade and other receivables	0.8
Intangible assets	1.5
Trade and other payables	(0.8)
Total fair value of identifiable assets and liabilities	1.5
Goodwill	2.5
Intangible assets
The customer list intangible assets relate to new customer relationships introduced to the Group.
The fair value was determined by using the excess earnings method.
Trade and other receivables
Trade and other receivables consist of trade receivables of $0.8m. The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $0.8m.
Acquisition related costs
Acquisition related costs (included in other expenses) amounted to $0.2m.
Contribution to the Group's results
Pinnacle contributed $2.3m revenue and a profit before tax of $1.0m to the Group’s results for the period between the date of acquisition and the reporting date. Pinnacle did not generate any profit or loss between the first day of the financial year and its acquisition date, thus there would be no impact on revenue and profit before tax should the entity have been acquired on the first day of the year.
Goodwill
The goodwill recognised on acquisition related to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Pinnacle's workforce which cannot be separately recognised as an intangible asset.
(b) Acquisition of Dropet
On 1 October 2024, the Group acquired certain assets which qualified as a business combination, from Dropet Intertrade SL and Dropet Brokers Limited for the consideration noted below. Dropet comprises a physical biofuel broking business and a derivatives trading business. The acquisition gives the Group additional capabilities in physical biofuel products.

$m
Cash consideration	2.0
Total consideration	2.0

Fair value of identifiable net assets:
Intangible asset	0.2
Total fair value of identifiable assets and liabilities	0.2
Goodwill	1.8
Intangible asset
The intangible asset acquired as part of the transaction consists of the Dropet brand.
Contribution to the Group's results
The asset acquisition of Dropet contributed $0.8m revenue and a profit before tax of $0.3m to the
Group’s results for the period between the date of acquisition and the reporting date. It is impracticable to determine the impact of the asset acquisition on the performance of the Group had it been acquired on the first day of the financial year owing to the  financial information for the acquired assets not being maintained separately in the acquiree's records prior to the disposal date.
Goodwill
The goodwill recognised on acquisition related to expected growth and revenue synergies with the
Group's existing product and service offerings and the valuation of the workforce taken over which cannot be separately recognised as an intangible asset.
(c) Acquisition of ILS Brokers Limited
On 1 December 2024, the Group, through Spectron Services Limited, a wholly owned subsidiary, acquired all of the share capital in ILS Brokers Limited ('ILS') for the consideration noted below. ILS is a multinational brokerage house based in Tel Aviv. The acquisition will create growth opportunity within
Capital Markets to enhance the FX offering to other currencies.

$m
Cash consideration	5.3
Total consideration	5.3

Fair value of identifiable net assets:
Intangible assets	1.7
Cash and cash equivalents	0.3
Trade and other receivables	1.1
Property, plant and equipment	0.1
Right of use asset	0.2
Lease Liability	(0.3)
Trade and other payables	(0.6)
Deferred tax liability	(0.3)
Total fair value of identifiable assets and liabilities	2.2
Goodwill	3.1
Trade and other receivables

Trade and other receivables consist of trade receivables of $0.8m and other debtors of $0.3m. The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $0.8m.
Contribution to the Group's results
ILS contributed $0.3m revenue and a loss before tax of $8k to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of ILS had been completed on the first day of the financial year, Group revenue for the year would have increased by $4.5m and Group profit before tax would have increased by $0.2m.
Acquisition related costs
Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $0.1m.
Goodwill
The goodwill recognised on acquisition related to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of ILS' workforce and brand which cannot be separately recognised as an intangible asset.
Provisional accounting
The preliminary consideration for the acquisition consisted of the fixed premium of $4.5m and the net asset value of $0.8m totalling $5.3m. The net asset value was based upon the initial closing balance sheet dated 31 October 2024.
As per the share purchase agreement, the legal mechanism to true up to the final consideration and net assets is that 120 days after the completion date (31 March 2025) both the buyer and seller agree on a completion balance sheet as at 1 December 2024 detailing the assets and liabilities that were purchased as a part of the acquisition.
Acquisitions in 2023:
(a) Acquisition of OTCex SA Group companies
On 1 February 2023, the Group acquired 100% of the share capital of the entities engaged in voice brokerage from OTCex SA (HPC SA, OTCex Hong Kong, OTCex LLC). The acquisition of the three companies was accounted for as a single acquisition under IFRS 3. The acquisition expanded the capabilities and geographical reach of the capital markets business.

	FX rate
		$m
Cash consideration (€54.8m)	1.0864 €/$	59.6
Contingent consideration		4.2
Total consideration		63.8

Fair value of identifiable net assets:
Property, plant and equipment		1.3
Intangible assets		1.7
Right-of-use assets		6.3
Cash and cash equivalents		29.8
Trade and other receivables		70.2
Trade and other payables		(51.7)
Lease liabilities		(6.3)
Taxes		(0.3)
Deferred tax liability		(0.2)
Total fair value of identifiable assets and liabilities		50.8
Goodwill[1]		13.0
1. There was an adjustment to the goodwill during 2024 resulting from an adjustment to the contingent consideration.
Intangible assets
Intangible assets acquired as part of the transaction consist of the HPC ($1.0m) and OTCex ($0.7m)
brands.
Trade and other receivables
Trade and other receivables consist of trade receivables of $58.9m and other debtors of $11.3m. The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $58.9m.
Contribution to the Group's results
OTCex contributed $139.6m revenue and a profit before tax of $0.3m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of OTCex had been completed on the first day of the financial year, Group revenue for the year would have increased by
$151.2m and Group profit before tax would have increased by $0.1m.
Consideration
The consideration paid is split between the net asset value of the acquisition balance sheets of the entities being purchased of $48.9m (€45.0m), a premium $10.7m (€9.8m) and contingent consideration. As the contingent consideration is calculated as a specific percentage of earnings of the acquired business for the 4-year period following the acquisition date, it is not possible to estimate a range as the contingent consideration is based upon earnings which could be uncapped as the earnings of the business are not capped. The fair value of the contingent consideration was $5.0m (€4.6m) at the acquisition date. This represented the Group’s estimate of the present value of the cash outflows and based on the best estimate of the profit levels of the acquired business after combination. At 31 December 2023, the deferred contingent consideration credit was revalued downwards by $1.3m (€1.2m) to $3.7m (€3.4m) as a result of the post acquisition performance of the acquired entities not meeting the required hurdle rate in the first year. This reduction in the contingent consideration liability has been recognised as a reduction in the value of goodwill associated with the transaction.
Acquisition-related costs
Acquisition-related costs (included in other expenses) amounted to $0.6m.

Goodwill
The goodwill recognised on acquisition relates to expected growth and revenue synergies with the
Group’s existing product and service offerings. The total amount of goodwill that is expected to be deductible for tax purposes is $1.8m.
(b) Acquisition of Global Metals Network Limited
On 1 July 2023, the Group acquired all of the share capital in Global Metals Network Limited ('GMN')
from two private individuals for the consideration noted below. GMN is a recycled metals market maker and was purchased to augment the Group’s current recycled metals strategy and to support our clients as they transition towards a low-carbon economy.

$m
Cash consideration	3.4
Total consideration	3.4

Fair value of identifiable net assets:
Cash and cash equivalents	1.9
Trade and other receivables	2.3
Intangible assets	2.6
Deferred tax liability	(0.4)
Trade and other payables	(3.4)
Total fair value of identifiable assets and liabilities	3.0
Goodwill	0.4
Trade and other receivables
The fair value of trade receivables approximates to their book value.
Intangible assets
The customer list intangible assets relates to new customer relationships introduced to the Group.
In addition to the new customers, the purchase brings in a well-known market maker with knowledge and expertise in the global recycled metals market.
Trade and other payables
The trade and other payables relate to trade creditors and accrued expenses.
Contribution to the Group's results
GMN contributed $1.4m revenue and a loss before tax of $0.5m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of the business and assets had been completed on the first day of the financial year, Group revenue for the year would have increased by $2.5m and Group profit before tax would have decreased by $0.7m. GMN incurred costs of
$0.3m as a result of the acquisition during the period ended 31 December 2023.

Acquisitions in 2023 continued:
(c) Acquisition of Eagle Energy Brokers LLC
On 1 August 2023, the Group acquired all of the share capital in Eagle Energy Brokers LLC (which owns 100% of the share capital of Eagle Commodities Brokers Limited) from two private owners. Eagle
Energy Brokers LLC ('Eagle') was purchased to augment the existing OTC energy business.

$m
Cash consideration	10.7
Total consideration	10.7

Fair value of identifiable net assets:
Cash and cash equivalents	1.1
Trade and other receivables	2.0
Intangible assets	5.2
Trade and other payables	(1.5)
Deferred tax liability	(1.4)
Total fair value of identifiable assets and liabilities	5.4
Goodwill	5.3
Trade and other receivables
The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $2.0m.
Intangible assets
The customer list intangible assets acquired consists of over 150 clients ranging from oil majors, trading houses, banks and hedge funds between the commodities and environmental businesses leading to significant ongoing revenue streams. The Group expects to benefit significantly from the acquisition of these new customer relationships while seeking synergies with other parts of the Group's business.
Contribution to the Group's results
Eagle contributed $5.8m revenue and a profit before tax of $0.8m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of the entity had been completed on the first day of the financial year, Group revenue for the year would have increased by
$12.1m and Group profit before tax would have decreased by $0.1m.
Goodwill
The goodwill recognised on acquisition related to expected growth and revenue synergies with the
Group’s existing product and service offerings.
(d) Acquisition of Cowen's Prime Services and Outsourced Trading business
On 1 December 2023, the Group acquired the business and entities related to Cowen’s prime services and outsourced trading business ('Cowen') from Toronto-Dominion Bank. The transaction was structured as an acquisition of trading assets in Hong Kong and the US, and all of the issued share capital of Cowen International Limited being purchased by the Company and its subsidiaries . The Group acquired this business to augment the capital markets business line, adding a significant number of new clients, and increasing its client offering to prime services.
For the purposes of the 2023 financial statements, provisional accounting was applied. The preliminary consideration for the acquisition consisted of the fixed premium of $25.0m and the net asset value of $81.3m totalling $106.3m. The net asset value being based upon the closing balance sheet dated 31 October 2023. As a part of closing there were adjustments to the net asset value totalling
$11.6m which reduced the total consideration.

The below shows the impact of the finalised accounting:

$m
Cash consideration	94.7
Total consideration	94.7

Fair value of identifiable net assets:
Intangible assets	24.0
Property, plant and equipment	0.1
Trade and other receivables	803.5
Derivative instruments – asset	14.0
Cash and cash equivalents	56.3
Trade and other payables	(790.2)
Derivative instruments – liability	(14.0)
Deferred tax liability	(4.5)
Total fair value of identifiable assets and liabilities	89.2
Goodwill[1]	5.5
1.There has been an increase in the Cowen goodwill due to the recognition of deferred tax on the customer list intangible recorded as a part of the finalisation of the purchase price agreement and the finalisation of the provisional accounting during 2024. As the amount was immaterial, it was not retrospectively recorded.
Trade and other receivables and Trade and other payables
Trade and other receivables and trade and other payables represent cash amounts due from and due to brokers and clients. The fair value of the amounts due from brokers and clients and due to brokers and clients approximates their book value.
Derivative instrument
Both the derivative asset and liabilities represent the fair value of outstanding foreign exchange instruments held at fair value through P&L
Contribution to the Group's results
The business and assets acquired from Cowen contributed to $6.2m to the Group’s revenue and
$1.2m of profit before tax for the period between the date of acquisition and the year ended 31 December
2023. If the acquisition of the business and assets had been completed on the first day of the financial year, the Group’s revenue for the year would increased by $112.9m and the profit before tax would have increased by $8.0m.
Acquisition related costs
Costs directly related to the acquisition (included in other expenses) consists mainly of legal expenses totalling $1.1m.
(e) Acquisition of ED&F Man Capital Markets Hong Kong Limited
On 8 February 2023, the Group acquired all of the issued share capital of ED&F Man Capital
Markets Hong Kong Limited for the consideration noted below.

$m
Cash consideration	1.9
Total consideration	1.9

Recognised amounts of identifiable net assets:
Cash and cash equivalents	2.2
Trade and other receivables	0.1
Right-of-use asset	0.6
Trade and other payables	(0.2)
Lease liabilities	(0.5)
Total fair value of identifiable assets and liabilities	2.2
Bargain purchase gain	0.3
Trade and other receivables
The fair value of trade and other receivables approximates to their book value.
Acquisition-related costs
Acquisition-related costs (included in other expenses) amount to $0.1m.
Bargain purchase gain
A bargain purchase gain of $0.3m was recognised as a result of the acquisition. The transaction resulted in a gain due to the discount applied to the purchase; the gain has been recognised within the
Group’s income statement. The transaction resulted in a gain due to the desire of the seller to exit the capital markets business segment and raise capital to meet financial obligations. The lack of other companies that could acquire the business allowed Marex to obtain an acquisition price that was at a material discount to the tangible net asset value of the acquired businesses.
16      Treasury Instruments - Unpledged and Pledged
(a) Unpledged
As at 31 December 2024, the Group held $609.7m Treasuries and other similar instruments (such as reverse repos) which were unpledged (2023: $542.6m). These instruments will fully mature by 30 June
2027.
(b) Pledged as collateral
Treasury instruments pledged as collateral comprise US Treasuries and agency bonds which will fully mature by 30 June 2027. At year end, the Group has pledged $2,959.0m (2023: $2,363.0m) US
Treasuries to counterparties as collateral for securities purchased under agreements to resell, and securities segregated under Federal and other regulations. Financial instruments which have been pledged in this way are held under certain terms and conditions set out in specific agreements with each counterparty. In these agreements it is generally stated that whilst the US Treasury is pledged at the counterparty the Group cannot sell or transfer the financial instrument or have any third party rights associated with the financial instrument whereby it can be used as security towards any further financing activities.

	2024	2023
	$m	$m
Treasury instruments (pledged as collateral) - (non-current)	46.1	300.4
Treasury instruments (pledged as collateral) - (current)	2,912.9	2,062.6
	2,959.0	2,363.0

(c) Unpledged and pledged non-current/current analysis

	2024	2023
	$m	$m
Treasury instruments (non-current)	99.6	361.2
Treasury instruments (current)	3,469.1	2,544.4
	3,568.7	2,905.6
17      Fixed Income Securities
Fixed income securities are corporate bonds which are invested in as a part of the Group's Agency and Execution and Hedging and Investment Solutions segments. The aim of investing in these securities are to realise the value through the crystallisation of the spread between buying and selling ,in Agency and Execution, and as hedges to client positions in Hedging and Investment Solutions.

	2024	2023
	$m	$m
Fixed income securities (current)	87.7	76.7
18      Reverse Repurchase Agreements and Repurchase Agreements
These assets and liabilities relate to business activities of the Group, and are invested to generate an income from the spread between the rate earned on the reverse repurchase agreement and the rate paid on the repurchase agreement. These assets and liabilities are measured at fair value through profit or loss.

	2024		2023
	$m	$m	$m	$m
	Amortised Cost	Fair value through Profit or Loss[2]	Amortised Cost (Restated1)	Fair value through Profit or Loss (Restated1)
Reverse repurchase agreements	—	2,490.4	—	3,199.8
Repurchase agreements	—	(2,305.8)	(3,118.9)	—
	—	184.6	(3,118.9)	3,199.8
1.The prior year comparatives at amortised cost have been restated to be designated as fair value through profit or loss. The fair value and amortised cost measurement bases for 2023 were consistent and therefore there is no measurement impact of this restatement.
2.Repurchase agreements have been designated as financial liabilities at fair value through profit or loss during 2024 to reflect the fact that both assets and liabilities are managed together and therefore better reflects the economic reality, and avoids a valuation mismatch. Refer to note 3 (n) Reverse repurchase agreements, repurchase agreements, stock borrowing and stock lending for further detail.
As at 31 December 2024, reverse repurchase agreements and repurchase agreements were carried at average interest rates of 5.17% and 5.12% respectively (2023: 5.42% and 5.38%).
19      Inventory

	2024	2023
	$m	$m
Cryptocurrency - Trading	6.9	121.0
Carbon emission certificates and credits - Trading	6.5	23.5
Recyclable scrap metals	22.4	18.9
Total inventories at fair value less cost to sell	35.8	163.4
All inventories are held at fair value less cost to sell.
The Group economically hedges its exposure to cryptocurrencies and hence the Group's net exposure to market risk has not been material to our operations for the periods presented. As at 31
December 2024, the Group’s overall net market risk exposure to cryptocurrencies was $1.1m (2023:
$1.8m). The fair values of cryptocurrencies held as assets are determined based on quoted market prices and are classified as a level 1 valuation.
Carbon emission certificates and credits comprise:
•Solar renewable energy certificates (RECs) which are held to trade with a fair value of $6.0m
(2023: $23.5m). The fair value is based on quoted market prices and classified as a Level 1 valuation under the fair value hierarchy.
•New Zealand Units (NZUs) which are held to trade with a fair value of $0.5m (2023:$nil). The fair value is based on observable market prices and classified as a Level 2 valuation under the fair value hierarchy.
Recyclable scrap metals are those where the Group has title over and is in transit from the supplier to the customer. The vast majority of recyclable scrap metals consist of non-ferrous metals and comprise various grades of copper (including brass), aluminium and lead. The fair value is determined based on quoted metal prices, which are discounted for grade and location where appropriate, and is classified as a
Level 2 valuation.
The fair value movements charged to profit and loss are as follows:

	Cost	Fair value movement	Inventory
	2024	2024	2024
	$m	$m	$m
Cryptocurrencies	8.9	(2.0)	6.9
Carbon emission certificates and credits	6.5	—	6.5
Recyclable scrap metals	22.6	(0.2)	22.4
	38.0	(2.2)	35.8

	Cost	Fair value movement	Inventory
	2023	2023	2023
	$m	$m	$m
Cryptocurrencies	114.1	6.9	121.0
Carbon emission certificates and credits	26.9	(3.4)	23.5
Recyclable scrap metals	18.4	0.5	18.9
	159.4	4.0	163.4
20      Trade and Other Receivables

	2024	2023
	$m	$m
Amounts due from exchanges, clearing houses and other counterparties	3,215.5	2,344.2
Amounts receivable from clients	2,838.6	1,728.0
Trade debtors	785.8	300.1
Default funds and deposits	474.1	259.4
Loans receivable	89.8	8.1
Other tax and social security taxes	12.3	10.8
Other debtors	104.5	119.0
Prepayments	32.6	20.2
	7,553.2	4,789.8
Included in amounts receivable from clients and amounts due from exchanges, clearing houses and other counterparties are segregated balances of $1,833.7m (2023: $1,699.5m) and non-segregated balances of $4,220.4m (2023: $2,372.7m).
Other debtors includes amounts related to sign-on bonuses of $41.5m (2023: $39.5m).
The Group recognises lifetime ECL allowance for trade debtors of $1.1m as at 31 December 2024
(2023: $1.1m) using a provision matrix under the simplified approach. Further to this, the Group has recorded within amounts due from exchanges, clearing houses and other counterparties, an ECL allowance of $15.2m as at 31 December 2024 (2023: $19.6m), based on individual assessment, to reflect the credit losses associated with certain counterparties. The Directors consider that the carrying amounts of trade and other receivables are not materially different to their fair value.
(a) Ageing of trade debtors and other receivables
The provision matrix for trade debtors is as follows.

2024	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Expected credit loss rate	0.14%	0.14%	0.14%	0.14%	0.14%	0.14%
Trade debtors $m	716.8	24.3	11.4	7.5	4.1	20.6	784.7
Trade debtors lifetime ECL $m	1.0	0.1	—	—	—	—	1.1

2023	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Expected credit loss rate	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%
Trade debtors $m	135.2	120.8	22.7	5.2	3.1	12.0	299.0
Trade debtors lifetime ECL $m	0.9	0.2	—	—	—	—	1.1
Below we present the ageing of the Group’s other receivables different from trade debtors, excluding other tax and social security taxes and prepayments.

2024 ($m)	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Amounts due from exchanges, clearing houses and other counterparties	3,200.9	12.0	0.1	0.1	1.5	0.9	3,215.5
Amounts receivable from clients	2,825.7	4.2	2.9	1.5	2.1	2.2	2,838.6
Default funds and deposits	474.1	—	—	—	—	—	474.1
Loans receivable	89.7	—	—	—	—	0.1	89.8
Other debtors	103.7	0.1	—	0.1	—	0.6	104.5
							6,722.5
Corresponding allowance for loan losses ECL							13.8

2023 ($m)	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Amounts due from exchanges, clearing houses and other counterparties	2,329.5	0.1	0.2	0.1	—	14.3	2,344.2
Amounts receivable from clients	1,716.7	6.1	2.5	1.3	—	1.4	1,728.0
Default funds and deposits	259.4	—	—	—	—	—	259.4
Loans receivable	1.2	2.7	0.1	0.9	1.6	1.6	8.1
Other debtors	85.6	0.2	2.1	0.4	—	30.7	119.0
							4,458.7
Corresponding allowance for loan losses ECL							19.6
(b) Reconciliation of the movement in impairment allowance

	2024	2023
	$m	$m
At 1 January	20.9	14.3
Bad debts written off	(4.5)	(0.5)
Released to the income statement	(3.2)	(2.0)
Charged to the income statement	1.5	9.1
Other balance sheet movements	0.5	—
At 31 December	15.2	20.9
The impairment allowance of $15.2m (2023: $20.9m) in the table above includes $0.3m (2023:
$0.2m) ECL for cash and cash equivalents.

21      Borrowings
(a) Loans

	2024	2023
	$m	$m
Short-term borrowings	152.0	—
Long-term borrowings	—	—
Total borrowings	152.0	—

	2024	2023
	$m	$m
At 1 January	—	148.7
Repayments	—	(148.7)
Additional draws	152.0	—
Total borrowings	152.0	—

(b) Secured credit agreements
The Group, through its regulated subsidiary, Marex Capital Markets Inc. ('MCMI') has a $200.0m
(2023: $125.0m) uncommitted securities financing facility arranged by a leading financial institution.
Outstanding borrowing was $30.0m as at 31 December 2024 (2023: $nil).
In the ordinary course of its broker-dealer activities, MCMI has appointed The Bank of New York
Mellon to act as its clearing agent ('Clearing Agent') for the purpose of clearing and settling transactions in securities maintained in the Federal Reserve/Treasury book entry system for receiving and delivering
Federal Reserve Board (FRB) Securities ('MCMI Clearing Agreement'). Under the terms of the MCMI
Clearing Agreement, the Clearing Agent may finance, on an overnight basis, failed deliveries of FRB securities and/or the position in FRB Securities collateralised on FRB Securities, subject to certain haircuts. There was no outstanding borrowing as at 31 December 2024 (2023: $nil).
(c) Revolving credit facilities
On 30 June 2023, the Group refinanced its syndicated revolving credit facility (RCF) on improved terms and conditions with HSBC Bank plc. The RCF is unsecured and committed up to $150.0m (31
December 2023: $150.0m) with a renewal date of 30 June 2026. As at 31 December 2024 the facility was undrawn (2023: undrawn). The RCF contains certain financial and other covenants.
Interest on the amount utilised is calculated at a currency risk free rate plus a spread of 210 basis points plus a utilisation fee payable dependent on the percentage of utilisation. The maximum utilisation fee payable is 50 basis points. Interest on the unutilised portion is charged at a fixed percentage rate of
74 basis points (2023: 74 basis points).
The Group, through its regulated subsidiary, MCMI, has access to a $125.0m 364-day (2023:
$100.0m) unsecured committed revolving credit facility arranged by a leading financial institution. Interest on the amount utilised is calculated as the US prime rate less 25 basis points. Borrowing of $122.0m was outstanding under this facility as at 31 December 2024 (2023: $nil). The credit facility agreement contains certain financial and other covenants.

22      Derivative Instruments
Derivative assets and derivative liabilities comprise the following:

	2024	2023
		Restated[1]
Financial assets	$m	$m
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:
Synthetic equity swap	243.3	177.1
Agriculture contracts	296.7	171.9
Energy contracts	83.3	68.8
Foreign currency contracts	204.9	156.7
Precious metal contracts	1.3	0.1
Credit contracts	2.2	2.8
Metals contracts	3.2	11.5
Equity contracts	233.5	24.8
Crypto contracts	13.7	0.1
Rates contracts	55.6	11.9
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency contracts	0.1	6.1
Rates contracts	25.7	23.8
	1,163.5	655.6
1.Certain prior period comparatives have been restated. Refer to note 3(b) and note 36 for further information.

	2024	2023
		Restated[1]
Financial liabilities	$m	$m
Held for trading derivatives carried at fair value through profit or loss that are not designated in hedge accounting relationships:
Agriculture contracts	221.5	131.5
Energy contracts	53.0	56.9
Foreign currency contracts	259.1	103.5
Precious metal contracts	3.9	2.6
Credit contracts	9.6	1.7
Metals contracts	3.1	5.6
Equity contracts	65.2	52.9
Crypto contracts	16.1	34.2
Rates contracts	62.8	13.1
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency contracts	24.2	0.2
Rates contracts	33.2	—
	751.7	402.2
1.Certain prior period comparatives have been restated. Refer to note 3(b) and note 36 for further information.

23      Deferred Tax

2024	At 1 January	Credited/ (expensed) to the income statement	Recognised on acquisition	Credited to other comprehensive income & equity	At 31 December
	$m	$m	$m	$m	$m
Acquired Intangibles	(1.1)	1.1	(4.9)	—	(4.9)
Compensation	0.1	1.6	—	—	1.7
Depreciation in excess of capital allowances	(1.8)	(0.8)	—	—	(2.6)
Lease accounting	1.8	0.4	—	—	2.2
Other short-term timing differences	6.2	(2.4)	—	—	3.8
Prepayments	—	—	—	—	—
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	0.7	(0.1)	—	11.0	11.6
Share-based payments	11.8	5.8	—	12.8	30.4
Tax losses	—	—	—	—	—
	17.7	5.6	(4.9)	23.8	42.2

2023	At 1 January	Credited/ (expensed) to the income statement	Recognised on acquisition	Credited to other comprehensive income & equity	At 31 December
	$m	$m	$m	$m	$m
Acquired Intangibles	0.5	0.2	(1.8)	—	(1.1)
Compensation	1.9	(1.8)	—	—	0.1
Depreciation in excess of capital allowances	(3.0)	1.2	—	—	(1.8)
Lease accounting	0.3	1.5	—	—	1.8
Other short-term timing differences	2.4	3.6	0.2	—	6.2
Prepayments	(0.2)	0.2	—	—	—
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	(0.3)	(0.1)	—	1.1	0.7
Share-based payments	4.7	5.1	(0.4)	2.4	11.8
Tax losses	1.2	(1.2)	—	—	—
	7.5	8.7	(2.0)	3.5	17.7

	2024	2023
	$m	$m
Deferred tax asset	46.7	21.4
Deferred tax liability	(4.5)	(3.7)
31 December	42.2	17.7

Business Combinations
The recognition of Marex’s deferred tax assets is dependent on the availability of sufficient taxable profits when the timing differences reverse. The acquisitions of Pinnacle Fuel LLC, Dropet and ILS
Brokers Limited (2024) in addition to Cowen, OTCex, GMN, Eagle and ED&F acquisitions (2023) have not changed the probability of the availability of sufficient future taxable profits and therefore the probability of realising any pre-acquisition deferred tax assets has not changed. As such, no additional disclosure is made.
Offset
Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do
so. Deferred tax balances have been measured using the tax rates that are expected to apply when the asset is realised or the liability is settled based upon the tax rates that have been enacted or substantially enacted by the balance sheet date.
Unrecognised deferred tax assets
The Group has unrecognised deferred tax assets in respect of the following:
•Tax losses of $34.3m (2023: $27.5m) relate to losses with no expiry date. The increase in these unrecognised losses compared to the prior period is primarily driven by tax losses incurred during the year in Australia and losses acquired in Hong Kong. These assets are not recognised on the basis of insufficient evidence concerning profits being available against which deferred tax assets could be utilised.
24      Trade and Other Payables

	2024	2023
	$m	$m
Amounts due to exchanges, clearing houses and other counterparties	1,501.5	1,461.9
Amounts payable to clients	7,270.8	4,899.1
Accruals	468.3	379.8
Trade payables	470.2	16.1
Other tax and social security taxes	9.9	10.4
Deferred income	2.4	0.5
Other creditors	17.3	18.1
	9,740.4	6,785.9

Included in amounts payable to clients and amounts due to exchanges, clearing houses and other counterparties are segregated balances of $4,733.5m (2023: $3,820.2m) and non-segregated balances of
$4,038.8m (2023: $2,540.8m).
The Directors consider that the carrying amount of trade and other payables is not materially different to their fair value.
25      Contingent Liabilities
From time to time, the Group’s subsidiaries are engaged in litigation in relation to a variety of matters. In addition, the Group is required to provide information to regulators and other government agencies as part of informal and formal enquiries or market reviews.

The Group's reputation may also be damaged by any involvement or the involvement of any of its employees or former employees in any regulatory investigation and by any allegations or findings, even where the associated fine or penalty is not material.
As outlined above, in respect of legal matters or disputes for which a provision has not been made, notwithstanding the uncertainties that are inherent in the outcome of such matters, there are no individual matters which are considered to pose a significant risk of material adverse financial impact on the Group's results or net assets.
26      Share Capital
The following table provides the number and value of shares outstanding at the beginning and at the end of the period, which are further reconciled to their movements in subsequent sections of this note:

	Group
	Issued and fully paid		Issued and fully paid
	2024	2024	2023	2023
	Number	$'000	Number	$'000
Ordinary Shares of $0.000165 each	—	—	106,491,588	18
Ordinary Shares of $0.001551 each	72,221,843	112	—	—
Non-voting Ordinary Shares of $0.000165 each	—	—	3,986,376	1
Deferred Shares of $0.000469 each	4,129,436	3	107,491,490	69
Growth Shares of $0.000165 each	—	—	24,892,848	4
	76,351,279	115	242,862,302	92
There is no unauthorised share capital for any class of share. There are no shares issued but not fully paid.
In connection with the IPO, in April 2024, the following steps were taken to reorganise share capital. Such steps were completed immediately before the completion of the IPO:
1.Ordinary shares reorganisation
a.24,892,848 Growth Shares of $0.000165 were reorganised as the following:
•The growth options were exercised which created 185,894 new growth shares.
•25,078,742 Growth Shares of $0.000165 were converted into 15,148,855 Ordinary Shares of
$0.000165 and 9,929,887 deferred shares of $0.000165 upon the occurrence of the IPO.
•9,929,887 deferred shares of $0.000165 which were redenominated and consolidated to
2,806,815 Deferred Shares of £0.000469 by using the exchange rate equal to the average closing rate of exchange for the five days up to and ended 19 April 2024 for the relevant currency paid of
USD/GBP  $1.2446/£1. All 3,986,376 Non-voting Ordinary Shares as at 1 January 2024 and new issuance of 875,171 Non-voting Ordinary Shares to the holder of the warrant issued in 2012 and exercised before the occurrence of the IPO were reclassified to 4,861,547 Ordinary Shares of
$0.000165..
b.In addition, 2,039,124 ordinary shares of $0.000165 were issued in the capital of the Company to the Employee Benefit Trust Limited in its role as nominee for the holders of Growth Shares in satisfaction of the dividends paid by Marex since the issuance of series 2016, 2019 and 2020
Growth shares in accordance with the terms upon which they were issued.
2.Reverse Share Split
•All 128,541,114 Ordinary Shares of $0.000165 were consolidated into 68,375,690 Ordinary
Shares of $0.001551 at a conversion rate of 1.88 to 1.

3.Deferred Share Cancellation
•106,168,869 Deferred Shares of £0.000469 each in the share capital of the Company were cancelled.
The Deferred shares have no voting rights, no right to participate in dividends or distributions and no right to redemption. On a return of capital on a winding up or otherwise, the assets of the Company available for distribution to its members shall be applied in paying a sum equal to £1 to the holders of the deferred shares pro rata according to the number of deferred shares held by them (rounded to the nearest £0.01, but such that the total paid in aggregate to all the holders shall in no event exceed £1).
As part of the initial public offering, 3,846,153 Ordinary Shares of US$0.001551 each in the share capital of the Company were then issued.The sale of shares raised $68.3m in cash, with issue costs of
$4.8m
The following is a roll forward analysis of the share movements outlining the share capital reorganisation completed prior to the IPO and movements for the year:
The following table provides a reconciliation of the share reorganisation activities outlined above:

	Group
	Ordinary shares of $0.001551 Number	Ordinary shares of $0.000165 Number	Non-voting Ordinary Shares of $0.000165 Number	Deferred Shares of £0.000469 Number	Growth Shares of $0.000165 Number	Total Number
At 1 January 2024	—	106,491,588	3,986,376	107,491,490	24,892,848	242,862,302
Ordinary shares reorganisation pre-IPO (1)	—	22,049,526	(3,986,376)	2,806,815	(24,892,848)	(4,022,883)
Total: Post ordinary shares organisation	—	128,541,114	—	110,298,305	—	238,839,419
Reverse share split (2)	68,375,690	(128,541,114)	—	—	—	(60,165,424)
Deferred share cancellation (3)	—	—	—	(106,168,869)	—	(106,168,869)
Total: Post share capital organisation	68,375,690	—	—	4,129,436	—	72,505,126
IPO	3,846,153	—	—	—	—	3,846,153
At 31 December 2024	72,221,843	—	—	4,129,436	—	76,351,279
The following table provides a reconciliation of the prior year movements in the Group's share capital:

	Group
	Ordinary shares Number	Non-voting ordinary shares Number	Deferred shares Number	Growth shares Number	Total Number
At 1 January 2023	106,491,588	3,986,376	107,462,989	24,992,848	242,933,801
Movement during the year	0	0	28,501	(100,000)	(71,499)
At 31 December 2023	106,491,588	3,986,376	107,491,490	24,892,848	242,862,302
On 6 November 2023, the Employee Benefit Trust acquired the beneficial interests in 100,000
Growth shares of $0.000165 each from an ex-employee. Subsequently, on 14 December 2023, the
100,000 Growth shares of $0.000165 each were redenominated from USD to GBP using the exchange rate USD/GBP $1.23/£1, such that the new denomination of the Growth shares became £0.000133668.
The 100,000 Growth shares of £0.000133668 were then consolidated into 28,501 Growth shares of
£0.000469 each. The 28,501 Growth shares of £0.000469 each were then re-designated as 28,501
Deferred shares of £0.000469 each.

The rights of the shares are as follows:

Class of share	Rights
Ordinary Shares
Full voting rights and right to participate in ordinary dividends ranking pari passu with non-voting ordinary shares. In the event of a winding up, entitled to a return of capital ranking pari passu with non-voting ordinary shares and no right of redemption.

Non-voting Ordinary Shares	As per ordinary shares, other than having no voting rights.
Deferred Shares
No voting rights, no right to participate in dividends or distributions and no right to redemption. On a return of capital on a winding up or otherwise, the assets of the Company available for distribution to its members shall be applied in paying a sum equal to £1 to the holders of the deferred shares pro rata according to the number of deferred shares held by them
(rounded to the nearest £0.01, but such that the total paid in aggregate to all the holders shall in no event exceed £1).

Growth Shares
Following its initial public offering, the Company no longer has any growth shares. Growth shares were issued in several series as part of a share-
based remuneration scheme. On a liquidity event such as an initial public offering or a sale, the growth shares entitled the holder thereof to a return should the proceeds exceed a specific level, as set for each series on issuance. The holders of growth shares had no voting rights, no rights to participate in dividends, no entitlements to participate in a winding up and could not impact the timing of a liquidity event. The growth shares were redeemable on a liquidity event in cash or by conversion into non-voting ordinary shares, as elected by the holders thereof. In the absence of such an election, the default settlement was conversion into non-voting ordinary shares. Prior to the initial public offering the holders of the growth shares elected to equity settle their awards.

27      Own Shares
As at 31 December 2024, the Group (through the Employee Benefit Trust) held 1,930,957 (2023:
2,024,308) non-voting ordinary shares purchased at a total cost of $23.2m (2023: $9.8m). This amount is shown as a debit balance within total equity. The movement in 2024 consists of the issuance of 875,171 non-voting ordinary shares to the holder of warrants issued in 2012, which were subsequently redesignated into ordinary shares and repurchased at a total cost of $19.8m. The purchase cost is offset by the vesting of ordinary shares at a cost of $6.4m under the Deferred Bonus Plan. Refer to note 28,
Share Capital, for further detail in relation to the share redesignation of non-voting ordinary shares into ordinary shares as a result of the IPO.

28      Additional Capital (AT1 securities)
The Group has $97.6m of AT1 securities (2023: $97.6m) which are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable. In
2024, there was no new issuance of AT1 securities (2023: no new issuance). There were no redemptions in 2024 (2023: no redemptions).
Interest on the securities, at a fixed rate of 13.25% per annum, is payable semi-annually in arrears in equal instalments on 30 June and 30 December in each year, commencing on 30 December 2022. On the first reset date on 30 December 2027, in the event that the securities are not redeemed, interest will be reset to the five-year semi-annual US treasury securities yield plus a margin of 10.158% per annum.
The interest payment is fully discretionary and non-cumulative, and conditional upon the Group being solvent at the time of payment, having sufficient distributable reserves and not being required by the regulatory authorities to cancel an interest payment.
Distributions amounting to $13.3m were made in 2024 (2023: $13.3m) on the AT1 securities.
The securities are perpetual securities with no fixed redemption date. The Group may, in its sole and full discretion, subject to regulatory approval, redeem all (but not some only) of the securities on any day falling in the period commencing on (and including) 30 June 2027 and ending on (and including) the first reset date or on any interest payment date thereafter at the prevailing principal amount together with accrued but unpaid interest. In addition, the securities are redeemable at the option of the Group for certain regulatory or tax reasons, subject to regulatory approval.
The securities, which do not carry voting rights, rank pari passu with holders of Tier 1 instruments
(excluding the Company’s Ordinary shares). They rank ahead of the holders of ordinary share capital of the Company but junior to the claims of senior creditors of the Group.
All AT1 securities will be converted into ordinary shares, at a pre-determined price, should the
Group’s Investment Firms Prudential Regime CET1 Ratio fall to less than 64%.
29      Other Reserves
The following describes the nature and purpose of the reserves within other reserves:

Reserves	Description
Revaluation reserve	Cumulative unrealised gains on investments in exchanges that are held at FVTOCI and recognised in equity as well as changes in own credit risk.
Cash flow hedge reserve	Cumulative unrealised gains and losses on hedging instruments deemed effective cash flow hedges.
Currency translation reserve
On consolidation, the results of overseas operations are translated into
USD at rates approximating to those prevailing when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rates ruling at the prevailing date.

30      Leases

	Right-of-use asset
	2024	2023
	$m	$m
As at 1 January	40.6	33.7
Additions during the year	37.9	22.8
Incentive of right-of-use asset	(8.4)	—
Adjustment to initial recognition of right of use asset	1.2	(1.0)
Depreciation charged to income statement	(10.7)	(9.7)
Impairment of right of use asset	(0.7)	(5.2)
As at 31 December	59.9	40.6

	Lease liability
	2024	2023
	$m	$m
As at 1 January	52.6	38.9
Additions during the year	37.9	22.8
Interest expense charged to income statement	3.5	2.5
Payment of lease liabilities	(15.0)	(11.4)
Foreign exchange revaluation	(1.5)	(0.1)
Lease incentive	—	(0.1)
As at 31 December	77.5	52.6

	Lease Liability
	2024	2023
	$m	$m
Current liability	10.5	13.2
Non-current liability	67.0	39.4
As as 31 December	77.5	52.6
Right-of-use assets relate to leasehold buildings. Other operating lease expenses, including service charges, utilities, property insurance and maintenance, amounted to $10.7m (2023: $8.7m). Operating lease expenses for short-term leases amounted to $1.5m (2023: $2.2m).
In 2024, the Group extended the lease for the 4th and 5th floor at 155 Bishopsgate, London and also took on the lease for the 3rd floor of the same building. The lease terms will run until 2035 with a liability of $36.6m (2023: $8.8m).
In 2024  the Group recognised an impairment of $0.7m (2023: $4.8m) on the leases of 190 South
LaSalle, Chicago ($0.3m), Clark Plaza, New Jersey ($0.1m), Patterson Avenue, Virginia ($0.1m), and 150
Martingale, Chicago ($0.1m).
The weighted average incremental borrowing rate applied to lease liabilities recognised in the statement of financial position as at 31 December 2024 is 6.45% (2023: 5.16%).
The Group has the following leases that have the option of extension at the end of the lease term:
•Asia Square Towers, Singapore – three years;
•ICBC Tower, Hong Kong – three years;
•45th Street, New York – five years;

•Montreal – five years;
•Embarcadero Center, San Francisco – five years.
The contractual maturities of lease liabilities as at 31 December are as follows:

	Lease liability
	2024	2023
	$m	$m
1 year	14.0	13.8
1 to 5 years	52.9	31.5
More than 5 years	37.4	12.5
	104.3	57.8
Less: future interest expense	(26.8)	(5.2)
	77.5	52.6
31      Financial Instruments
(a) Capital risk management
For the purpose of the Group’s capital management, capital includes issued share capital, AT1 capital, share premium and all other equity reserves attributable to the equity holders of the Company as disclosed in notes 26, 28 and 29. The primary objective of the Group’s capital management is to maximise shareholder value.
In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets the financial covenants attached to the interest-bearing borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the banks to immediately call in any loans and borrowings that the Group might have withdrawn at that point in time. There have been no breaches in the financial covenants of any interest-bearing loans and borrowings in the current or prior year.
Many of the Group’s material operating subsidiaries are subject to regulatory restrictions and minimum capital requirements. As at 31 December 2024, each of these subsidiaries had net capital in excess of the requisite minimum requirements. These requirements are designed to ensure institutions have an adequate capital base to support the nature and scale of their operations. Management of regulatory capital forms an important part of the Group’s risk governance structure. A robust programme of regular monitoring and review takes place to ensure each regulated entity is in adherence to local rules and has capital in excess of external and internal limits.  Subsidiaries subject to regulatory restrictions manage their requirements through regular submissions to their prudential regulators, and internal monitoring to maintain adherence with the Group’s risk appetite, as determined by the Board. One of those regulated entities is Marex Capital Markets Inc. (MCMI), regulated in the United States by both the
Commodity Futures Trading Commission (‘CFTC’) and the Securities and Exchange Commission (‘SEC’).
As a regulated Futures Commission Merchant ('FCM') and Broker Dealer, MCMI is subject to the SEC’s
Uniform Net Capital Rule (Rule 15c3-1) and the CFTC’s minimum financial requirements for FCMs and introducing brokers (Regulation 1.17), which require the maintenance of minimum net capital. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.
Specifically, MCMI is required to hold sufficient regulatory capital to support its activities and regulatory approval must be obtained prior to the repayment of 10% or more of excess net capital. As at 31
December 2024, MCMI had $723.4m (2023: $664.2m) of capital, of which the subordinated borrowing by the Group was $345.0m (2023: $345.0m) and of which excess net capital was $212.2m (2023: $280.9m).

Owing to the local requirement to obtain regulatory approval for payments of amounts in excess of 10% of the excess net capital, or $21.2m (2023: $28.1m), MCMI’s ability to transfer the remaining $323.8m
(2023: $316.9m) of capital to its parent is restricted.
No changes were made in objectives, policies or processes for managing capital during the year.

(b) Categories of financial instruments
Below is an analysis of the Group’s financial assets and liabilities as at 31 December.

	FVTPL		FVTOCI		Amortised cost	Total
2024 Financial assets	$m		$m		$m	$m
Investments	—		24.0		—	24.0
Treasury instruments[2]	29.7		—		3,539.0	3,568.7
Fixed income securities[2]	87.7		—		—	87.7
Equity instruments	4,678.0		—		—	4,678.0
Derivative instruments[3]	1,162.0		1.5		—	1,163.5
Stock borrowing	1,781.7		—		—	1,781.7
Reverse repurchase agreements	2,490.4		—		—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties	—		—		3,215.5	3,215.5
Amounts receivable from clients	51.9		—		2,786.7	2,838.6
Trade debtors	108.7		—		677.1	785.8
Default funds and deposits	—		—		474.1	474.1
Loans receivable	—		—		89.8	89.8
Other debtors[6]			—		63.0	63.0
Cash and cash equivalents	—		—		2,556.6	2,556.6
	10,390.1		25.5		13,401.8	23,817.4

	FVTPL		FVTOCI		Amortised cost	Total
2023 Financial assets (Restated)[1]	$m		$m		$m	$m
Investments	—		16.2		—	16.2
Treasury instruments[2]	—		—		2,905.6	2,905.6
Fixed income securities[2]	76.7		—		—	76.7
Equity instruments	1,521.3		—		—	1,521.3
Derivative instruments (Restated)[1,3,4]	652.5	[3]	3.1	[4]	—	655.6
Stock borrowing (Restated)[5]	2,501.4		—		—	2,501.4
Reverse repurchase agreements (Restated)[5]	3,199.8		—		—	3,199.8
Amounts due from exchanges, clearing houses and other counterparties	—		—		2,344.2	2,344.2
Amounts receivable from clients[5]	12.0		—		1,716.0	1,728.0
Trade debtors (Restated)[5]	38.1		—		262.0	300.1
Default funds and deposits	—		—		259.4	259.4
Loans receivable	—		—		8.1	8.1
Other debtors[6]	—		—		79.5	79.5
Cash and cash equivalents	—		—		1,483.5	1,483.5
	8,001.8		19.3		9,058.3	17,079.4
1.Certain prior period comparatives have been restated. Refer to note 3(b) and note 36 for further information.
2.The fair value of the Treasury Instruments, which are Level 1 instruments as they are all quoted instruments, held at amortised cost at 31 December 2024 was $3,541.7m
(2023: $2,972.5m). The fair values of other assets and liabilities at amortised cost are consistent with the carrying amount. Treasury instruments and fixed income securities have been presented separately for 2024 to better reflect the business model as the fixed income portfolio is managed at fair value, 2023 comparatives have been aligned for consistency.
3. The Group manages the fixed interest risk on its vanilla debt instrument through interest rate and cross currency swaps as hedging instruments. Refer to note 32 (f).
4.The $0.1m (2023: $3.1m) are hedging derivatives at FVTOCI due to being designated in a cash flow hedging relationship.
5.The Group represented the balances for reverse repurchase agreements, trade facilitation and receivables from LME to reflect the underlying way that the assets are managed. These assets were previously presented as assets held at amortised cost, but have been adjusted to FVTPL. As at 31 December 2023, the difference between
FVTPL and amortised cost is $0.5m for stock borrowing and $0.1m for the reverse repurchase agreements.
6.$41.5m (2023: $39.5m) of the other debtors balance relates to sign-on bonuses (note 20) and are not included in the table above as they are not a financial asset.

	FVTPL	FVTOCI	Amortised cost	Total
2024 Financial liabilities	$m	$m	$m	$m
Repurchase agreements	2,305.8	—	—	2,305.8
Derivative instruments[2]	724.2	27.5	—	751.7
Short securities	1,704.6	—	—	1,704.6
Amounts due to exchanges, clearing houses and other counterparties	—	—	1,501.5	1,501.5
Amounts payable to clients	65.1	—	7,205.7	7,270.8
Trade payables	7.4	—	462.8	470.2
Other creditors	—	—	17.3	17.3
Stock lending	3,480.9	—	1,471.2	4,952.1
Short-term borrowings	—	—	152.0	152.0
Debt securities[3]	2,674.6	—	929.9	3,604.5
Lease liability	—	—	77.5	77.5
	10,962.6	27.5	11,817.9	22,808.0

	FVTPL	FVTOCI	Amortised cost	Total
2023 Financial liabilities (Restated)[1]	$m	$m	$m	$m
Repurchase agreements	—		3,118.9	3,118.9
Derivative instruments (Restated)[1]	402.0	0.2	—	402.2
Short securities	1,924.8	—	—	1,924.8
Amounts due to exchanges, clearing houses and other counterparties	—	—	1,461.9	1,461.9
Amounts payable to clients	105.2	—	4,793.9	4,899.1
Trade payables	5.6	—	10.5	16.1
Other creditors	—	—	18.1	18.1
Stock lending	—	—	2,323.3	2,323.3
Debt securities[3]	1,857.9	—	358.4	2,216.3
Lease liability	—	—	52.6	52.6
	4,295.5	0.2	12,137.6	16,433.3
1.Certain prior period comparatives have been restated. Refer to note 3(b) and note 36 for further information.
2.Debt securities includes EMTN and the Group's Senior Note Program measured at amortised cost for which we apply fair value hedge accounting.
(c) Equity securities
Equity instruments are purchased primarily to facilitate the stock lending and borrowing business, which is part of the agency and execution business segment, and to facilitate counterparty requirements.
Additionally, some equity instruments are purchased for the Group’s own account to hedge the economic exposure arising from the Group's activities. This includes the Group's issued debt and equity securities and over-the-counter derivatives undertaken with the Group's clients where equities are the underlying risk.
(d) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements
As a member of the London Metal Exchange (‘LME’), the Group is subject to the settlement and margining rules of LME Clear. The majority of LME products transacted by the Group are forward contracts. LME forwards that are in-the-money do not settle in cash until the maturity (‘prompt’) date, while the Group is required to post margin to cover loss-making contracts daily. In accordance with the

LME Clear rules, the Group is able to utilise forward profits to satisfy daily margin requirements which are set-off against loss-making contracts. Consequently, trade payables and amounts due from exchanges, clearing houses and other counterparties are presented on a net basis in the statement of financial position. The balance of trade receivables includes offsetting of LME forwards against any cash collateral held with the LME.
The Group nets certain repurchase and reverse repurchase agreements with the same counterparty where the conditions of offsetting are met, including the existence of master netting agreements between the relevant subsidiary and its counterparties.
The effect of offsetting is disclosed below:

	Gross amount	Amounts set-off	Net amount presented	Non-cash collateral rec’d/ (pledged)	Cash collateral rec’d/ (pledged)	Net amount
2024	$m	$m	$m	$m	$m	$m
Financial assets
Amounts due from exchanges, clearing houses and other counterparties	3,723.0	(507.5)	3,215.5	—	—	3,215.5
Reverse repurchase agreements	50,848.4	(48,358.0)	2,490.4	(2,490.4)		—
Derivative instruments	2,278.8	(1,115.3)	1,163.5	—	(420.1)	743.4

Financial liabilities
Amounts due to exchanges, clearing houses and other counterparties	1,919.3	(417.8)	1,501.5	—	—	1,501.5
Repurchase agreements	50,663.8	(48,358.0)	2,305.8	(2,279.3)	—	26.5
Derivative instruments	1,867.0	(1,115.3)	751.7	—	(192.2)	559.5

	Gross amount	Amounts set-off	Net amount presented	Non-cash collateral rec’d/ (pledged)	Cash collateral rec’d/ (pledged)	Net amount
2023 (Restated)[1]	$m	$m	$m	$m	$m	$m
Financial assets
Amounts due from exchanges, clearing houses and other counterparties	2,539.5	(195.3)	2,344.2	—	—	2,344.2
Reverse repurchase agreements	19,094.6	(15,894.8)	3,199.8	(3,086.6)		113.2
Derivative Instruments (Restated)[1]	695.1	(39.5)	655.6	—	(184.5)	471.1

Financial liabilities
Amounts due to exchanges, clearing houses and other counterparties	1,814.5	(352.6)	1,461.9	—	—	1,461.9
Repurchase agreements	19,013.7	(15,894.8)	3,118.9	(3,096.2)	—	22.7
Derivative Instruments (Restated)[1]	441.7	(39.5)	402.2	—	(128.5)	273.7
1.Certain prior period comparatives relating to derivatives have been restated. Refer to note 3(b) and note 36 for further information.
(e) Debt securities

Financial Products Programs
In 2018 and September 2021, we launched our Structured Notes Program and Public Offer
Program (together, the 'Financial Products Programs'), respectively, which are at the core of our Financial
Products business. The Financial Products business is part of our Hedging and Investment solutions segment and provides our clients with structured investment products (the 'Structured Notes') and represents a way to diversify our sources of funding and to reduce the utilisation of our revolving credit facilities. The Financial Products business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products.
Under the Financial Products Program, the Company and Marex Financial (a subsidiary) may issue warrants, certificates or notes, including auto callable, fixed, stability and capital linked notes with varied terms. As at 31 December 2024, the Group had $2,667.4m (2023: $1,850.4m) of debt securities issued under the Financial Products Program with an average expected maturity of 17 months (2023: 15 months)
however some of those debt securities issued include early redemption clauses exercised at the election of the investor if the underlying conditions are met. The average imputed interest rate of the notes was
6.4% (2023: 7.8%). These notes are designated at fair value through profit and loss.
Tier 2 Program
Under the Tier 2 Program, Marex Financial may issue subordinated notes including fixed or floating rate, zero coupon, share or index linked notes with varied terms that qualify as Tier 2 Capital.
The Tier 2 Program has been approved by the Vienna Stock Exchange and the Tier 2 Notes are
listed on the Vienna Multilateral Trading Facility. As at 31 December 2024, the Group had $7.2m (2023:
$7.4m) of debt securities issued under the Tier 2 Program with an average maturity of 14 months (2023:
26 months) and an average interest rate of SOFR plus 643 basis points (2023: SOFR plus 643 basis points).
EMTN Program
In October 2022, the Company entered into a Euro Medium Term Note (‘EMTN’) Program under which it may, from time to time, issue tranches of notes of varying terms (EMTN Notes). The maximum aggregate principal amount of EMTN Notes outstanding at any time during the duration of the EMTN
Program is $750.0m (or the equivalent in other currencies). The EMTN Notes constitute direct, unconditional, unsubordinated and unsecured obligations of the Company. The EMTN Notes rank at least pari passu with all other outstanding unsecured and unsubordinated obligations of the Company. The
EMTN Program also contains certain customary events of default and optional redemption, and the
Company has provided certain customary undertakings, such as restricting the creation of security over the Company's and the Company's subsidiaries’ assets. The EMTN Program and the EMTN Notes are listed on the Vienna Multilateral Trading Facility of the Vienna Stock Exchange. In February 2023, the
Company issued senior fixed rate notes due 2 February 2028 in the amount of €300m for net proceeds of
$325.6m at an interest rate of 8.38%. As at 31 December 2024, the Group had $333.4m (2023: $358.5m)
of debt securities issued under the EMTN Program with an average maturity of 37 months (2023: 49 months) and an average interest rate of 8.38% (2023: 8.38%). These EMTN notes are designated in a fair value hedging relationship for interest rate risk.
In addition to the above debt programs, the Group issued Additional Tier 1 (AT1) securities which are accounted for as equity instruments and disclosed in note 31.
Senior Note Program
In October 2024, the Company entered into a Senior Note Program under which it can offer up to
$700.0m in aggregate principal amount of notes on a continuous basis. The specific terms of each series of notes will be set prior to the time of the sale and will be described separately. The senior notes will represent direct, senior and unsecured obligations and rank pari passu with other senior unsecured indebtedness, and the notes of a series will rank equally and without any preference among themselves.
The Senior Notes program contains certain customary events of default and optional redemption, and the
Company has provided certain customary undertakings, such as restricting the creation of security over the Company’s and the Company’s subsidiaries’ assets. The Senior Note Program and the Senior Notes are listed on the Vienna Multilateral Trading Facility of the Vienna Stock Exchange. In November 2024,
the Company issued senior fixed rate notes due 4 November 2029 totalling $600.0m for net proceeds of
$596.7m at an interest rate of 6.404%. As at 31 December 2024, the Group had $596.5m of debt securities issued under the Senior Note Program with an average maturity of 58 months and an average interest rate of 6.4%. These Senior Note Program notes are designated in a fair value hedging relationship for interest rate risk.
(f) Financial risk management objectives
The Group’s activities expose it to a number of financial risks including credit risk, market risk and liquidity risk.
The Group manages these risks through various control mechanisms and its approach to risk management is both prudent and evolving.
Overall responsibility for risk management rests with the Board. Dedicated resources within the
Risk Department control and manage the exposures of the Group’s own positions, the positions of its clients and its exposures to its counterparties, within the risk appetite set by the Board.
Credit risk
The maximum credit risk exposure relating to financial assets is represented by the gross carrying value as at the balance sheet date. Credit risk in the Group principally arises from cash and cash equivalents deposited with third party institutions, exposures from transactions and balances with exchanges and clearing houses, and exposures resulting from transactions and balances relating to customers and counterparties, some of which have been granted credit lines.
The Group only makes treasury deposits with banks and financial institutions that have received approval from the Group’s Executive Credit and Risk Committee (or their authorised delegates). These deposits are also subject to counterparty limits with respect to concentration and maturity.
The Group’s exposure to customer and counterparty transactions and balances is managed through the Group’s credit policies and, where appropriate, the use of initial and variation margin credit limits, in conjunction with position limits for all customers and counterparties. These exposures are monitored both intraday and overnight. The limits are set by the Group’s Executive Credit and
Risk Committee (or their authorised delegates) through a formalised process.
Credit quality
The table below reflects the Credit quality of financial assets and does not take into account collateral held.

	2024	2023
	$m	$m
AA and above	11,098.3	8,604.5
AA-	3,569.4	1,920.8
A+	882.4	488.9
A	3,906.3	11.7
A-	39.9	162.0
BBB+	257.3	57.0
Lower and unrated*	4,063.8	5,834.5
	23,817.4	17,079.4
*Restated
The Group has received collateral in respect of its derivative assets during the year ended 31
December 2024 amounting to $420.1m (2023: $184.5m). Collateral was recognised in amounts due to exchanges, clearing houses and other counterparties.

Market risk
The Group’s activities expose it to financial risks primarily generated through financial (interest rate, equity and foreign exchange markets) and commodity market price exposures. The Group’s Agency &
Execution, Market Making and Hedging and Investment Solutions businesses generate market risk as the
Group acts as principal.
Market risk sensitivity
The Group manages market risk exposure using appropriate risk management techniques within predefined and independently monitored parameters and limits. The Group uses a range of tools to monitor and limit market risk exposures. These include Value-at-Risk (‘VaR’), sensitivity limits and stress testing. VaR, risk sensitivity limits and stress testing have been implemented, as appropriate, to provide oversight and control over the Agency & Execution, Market Making and Hedging and Investment
Solutions segments and to ensure that trading is conducted within the pre-set risk appetite of the Board.
Continuous development of the Group’s VaR framework and risk sensitivities will ensure a more consistent method of risk management for all desks.
Value at Risk
VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.
The VaR model used by the Group for the Metals, Agriculture, Energy and CSC business is based upon the Monte Carlo simulation technique. The VaR model for the OTC FX, US Repo and the US and
EMEA Securities Financing businesses in the Agency & Execution segment and the Equity Market
Making, Frontier FX, Interest Rate Swaps, Corporate Bonds, Delta One Total Return Futures businesses and the Volatility Performance Fund in the Market Making segment is based on the Historical Simulation technique.
The Group validates VaR by comparing to alternative risk measures, for example, scenario analysis and exchange initial margins as well as the back testing of calculated results against actual profit and loss.
The Group recognises the limitations of VaR by augmenting its VaR limits with other position and sensitivity limit structures. The Group also applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions.
Market risk management in the Agency & Execution segment
VaR, risk sensitivity limits and stress testing are used to assess market risk associated with the
Capital Markets business in the Agency & Execution segment. Those parts of the Capital Markets business within the Agency & Execution segment which exhibit market risk are the OTC FX, US Repo and the US and EMEA Securities Financing businesses.
Market Risk for the OTC FX desk is monitored and regulated through limits based on FX Delta at the currency, tenor and overall book level and book level VaR. VaR production and monitoring for this business started in 2024 and the VaR as at 31st December 2024 was less than $0.5m.
Market Risk for the US Repo desk is monitored and regulated through daily limits based on DV01, and O/N vs term activity and book level VaR.The VaR at 31 December 2024 was less than $0.5m (2023:
less than $0.5m).
Market Risk for the US Securities Financing desk is monitored and regulated through daily limits based on GMV Trigger, P&L Loss Trigger, Term Limits and book level VaR.The VaR at 31 December 2024 was less than $0.5m (2023: less than $0.5m).
Market Risk for the EMEA Securities Financing desk is monitored and regulated through limits based on FX Delta, DV01, notional and tenor level.
Market risk management in the Market Making segment

VaR, risk sensitivity limits and stress testing are used to assess market risk associated with the
Metals, Agriculture, Energy and CSC business, with equities and businesses within Capital Markets in the
Market Making segment. Those parts of the Capital Markets business within Market Making which exhibit market risk are the Equity Market Making desk, Frontier FX, Interest Rate Swaps, Corporate Bonds, Delta
One Total Return Futures and the Volatility Performance Fund.
For the Metals, Agriculture, Energy and CSC business, the VaR as at 31 December 2024 was less than $4.0m (2023: less than $2.5m) and the average monthly VaR for the year ended 31 December 2024 was less than $3.0m (2023: less than $2.5m).
Market Risk for the Equity Market Making business is systematically monitored and regulated through limits based on net-delta at the stock, book and overall portfolio levels, with triggers in place for monitoring gross long/short exposures. Additionally, a VaR limit is implemented to oversee and manage the desk activities. The VaR at 31 December 2024 was less than $0.5m (2023: less than $0.5m).
Market Risk for the Frontier FX desk is monitored and regulated through limits based on FX Delta at the currency and tenor level and overall book level VaR. VaR production and monitoring for this business started in 2024 and the VaR as at 31st December 2024 was less than $0.5m.
Market Risk for the Interest Rate Swaps desk is systematically monitored and regulated through limits based on PV01 at the currency, tenor and overall book level and book level VaR. VaR production and monitoring for this business started in 2024 and the VaR as at 31 December 2024 was less than
$0.5m.
Market Risk for the US Corporate Bonds desk is monitored and regulated through limits based on
VaR, Stress, DV01 and Issuer GMV. The VaR at 31 December 2024 was less than $0.5m (2023: less than
$0.5m).
Market Risk on The Delta One Total Return Futures desk, launched this year, is managed both by risk sensitivity analysis (delta and dividend) to remain within the agreed limits. The delta and dividend exposure of the desk at 31 December 2024 was less than $0.5m.
Market risk in the Volatility Performance Fund is managed both by risk sensitivity analysis and stress testing to remain within the agreed limits. The stress exposure for the Volatility Performance Fund as at 31 December 2024 was less than $0.5m (2023: less than $0.5m).
Market risk management in the Hedging and Investment Solutions segment
The Hedging and Investment Solutions segment offers bespoke hedging solutions in the form of customised OTC derivatives and includes the structured notes issuance program. The market risk profile of the business is managed via risk sensitivities according to the prevailing risk factors of issued products and hedges. This is monitored and controlled daily on a net risk profile for each desk and supported by additional stress concentration and scenario-based analyses. Sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios, including the key risks per asset class as follows:
•Commodity risk
•Equity risk
•Foreign exchange risk
•Interest rate risk
•Credit spread risk
•Crypto currency risk
Risk sensitivity limits together with scenario stresses are used to manage the market risk for the
Hedging and Investment Solutions segment given the inherent complexity of its products. The products traded within this segment gives rise to a number of different market risk exposures, commonly known as the “greeks”, e.g. delta, gamma, vega. Within each asset class, and in aggregate across the segment, the market risks are captured, measured, monitored and limited within the risk limits agreed with the Market
Risk function.
The net equity market risk exposure to customised OTC derivatives, which includes structured notes issuance, within Hedging and Investment Solutions, including hedges, using the delta measure for the year ending 31 December 2024 was less than $8.5m (2023: less than$0.5m). Risks on other asset classes are small.
Sensitivity measures are used to monitor the market risk positions within each risk type, and granular risk limits are set for each desk with consideration for market liquidity, customer demand and capital constraints among other factors.
Risk sensitivity calculations are made using a dedicated Risk Engine, whose models have been validated. They are calculated by altering a risk factor and repricing all products to observe the profit and loss impact of the change.
The Group issues products on cryptocurrencies, primarily Bitcoin and Ethereum. There are residual exposures in four other cryptocurrencies, driven from two structured notes previously issued. The exposures to cryptocurrencies are detailed in note 21.
Foreign currency risk
The Group’s policy is to minimise volatility as a result of foreign currency exposure. We monitor net exposure in foreign currencies on a daily basis and buy or sell currency to minimise the exposure. We also enter into hedges for material future dated non-USD commitments through the use of derivative instruments, which may be designated as cash flow hedge relationships in accordance with the Group's accounting policy.
Cash flow hedge
a) Foreign Currency
The associated gains and losses on derivatives that are used to hedge GBP commitments are recognised in other comprehensive income and will be recycled when the anticipated commitments take place and included in the initial cost of the hedged commitments.
The following table details the foreign currency forward contracts, held within derivatives on the statement of financial position, that are designated in cash flow hedging relationships:

	2024
	Average forward rates	Foreign currency	Notional value	Fair value assets
Outstanding contracts	($/£)	$m	$m	$m
Derivative assets designated as cash flow hedges
Less than 3 months	1.2451	5.6	4.5	—
3 to 6 months	1.2502	24.4	19.5	—
6 to 12 months	1.2472	11.2	9.0	0.1
		41.2	33.0	0.1

	2024
	Average forward rates	Foreign currency	Notional value	Fair value liabilities
Outstanding contracts	($/£)	$m	$m	$m
Derivative liabilities designated as cash flow hedges
Less than 3 months	1.2723	58.2	45.8	0.9
3 to 6 months	1.2729	19.1	15.0	0.3
6 to 12 months	1.2732	37.9	29.8	0.7
		115.2	90.6	1.9

	2023
	Average forward rates	Foreign currency	Notional value	Fair value assets
Outstanding contracts	($/£)	$m	$m	$m
Derivative assets designated as cash flow hedges
Less than 3 months	1.2293	28.9	23.5	1.3
3 to 6 months	1.2301	14.7	12.0	0.6
6 to 12 months	1.2303	29.4	23.9	1.2
		73.0	59.4	3.1

	2023
	Average forward rates	Foreign currency	Notional value	Fair value liabilities
Outstanding contracts	($/£)	$m	$m	$m
Derivative liabilities designated as cash flow hedges
Less than 3 months	1.2912	3.9	3.0	(0.1)
3 to 6 months	1.2986	3.9	3.0	—
6 to 12 months	1.2856	7.7	6.0	(0.1)
		15.5	12.0	(0.2)
As at 31 December 2024, the aggregate amount of gains/(losses) under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a loss of $1.8m (2023: $2.9m gain; 2022 $2.1m gain). It is anticipated that these commitments will become due monthly over the course of the next twelve months, at which time the amount deferred in equity will be recycled to profit and loss.
As at 31 December 2024 no ineffectiveness (2023: $nil; 2022: $nil) has been recognised in profit and loss arising from the hedging of these future dated GBP commitments.
b) Interest Rate Risk
The Group is exposed to interest rate risk on cash, investments, derivatives, client balances and bank borrowings. The main interest rate risk is derived from interest-bearing deposits in which the Group invests surplus funds and bank borrowings, although the Group’s exposure to interest rate fluctuations is limited through the offset that exists between the bulk of its interest-bearing assets and interest-bearing liabilities. Since the return paid on client liabilities is generally reset to prevailing market interest rates on an overnight basis, the Group is only exposed for the time it takes to reset its investments which are held at rates fixed for a maturity which does not exceed three months, with the exception of US Treasuries, which have a maturity of up to two years.
The Group’s risk management strategy is to reduce the volatility in the Group’s interest receipts owing to changes in the short term reference rate for the Group’s short term deposits. As such,

management monitors the reference rates to ensure that any adverse changes in the reference rate does not adversely affect the Group’s earnings. During 2024, to hedge against future perceived interest rate headwinds, the Group entered into a series of interest rate swaps in USD and EUR to ensure a smoother profile of interest rate returns. The Group has designated certain interest rate swaps as hedging instruments and the associated gains and losses on the interest rate swaps hedging future interest cash flows are recognised in other comprehensive income. The following table details the interest rate swap contracts (within derivatives on the statement of financial position) that are designated in hedging relationships:

	2024
Outstanding contracts	Notional value $m	Net Amount Presented $m
Derivative assets designated as cash flow hedges
Up to 6 months	45.7	0.1
6 to 12 months	120.7	0.1
1 to 5 years	145.0	1.3
	311.4	1.5

	2024
Outstanding contracts	Notional value $m	Net Amount Presented $m
Derivative liabilities designated as cash flow hedges
Up to 6 months	125.0	—
6 to 12 months	150.0	(0.4)
1 to 5 years	1,875.0	(25.7)
	2,150.0	(26.1)
The Group has interest rate exposure related to the changes in the short term reference rate on the
Group’s overnight deposits. The Group has entered into interest rate swap contracts to hedge the interest rate risk arising from the deposits, which are designated as cash flow hedges.
As at 31 December 2024, the aggregate amount of gains/(losses) under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a loss of $24.6m (2023: $nil; 2022: $2.1m gain). As at 31 December 2024 no ineffectiveness has been recognised in profit and loss arising from the hedging of these future dated GBP commitments (2023: $nil).
The Group’s exposures to interest rate risk arise from financial assets and liabilities measured at fair value, issued debt securities, investments, client balances and derivatives. Changes in interest rates also have an impact on the Group’s net interest income. The overarching risk objective is to match the risk profile of interest-bearing assets and liabilities, while maintaining risk limits and monitoring processes for residual exposures.
Interest rate risk arising from financial assets and financial liabilities measured at fair value within our trading portfolio is managed as part of the market risk management framework.
The Group’s exposures to interest rate risk arise from financial assets and liabilities measured at fair value, issued debt securities, investments, client balances and derivatives. Changes in interest rates also have an impact on the Group’s net interest income. The overarching risk objective is to match the risk profile of interest-bearing assets and liabilities, while maintaining risk limits and monitoring processes for residual exposures.

Interest rate risk arising from financial assets and financial liabilities measured at fair value within our trading portfolio is managed as part of the market risk management framework. The Group’s approach to issued debt securities, including medium-term note programs, is to convert fixed rate coupons to floating rates of interest to match predominantly floating interest rate earning assets. This is typically achieved using interest rate derivatives, which are designated as fair value hedge relationships in accordance with the Group’s accounting policy. The interest rate risk of investments is managed by approved risk limits, which consider credit quality and duration.
The Group’s objective is to reduce the volatility of net interest income arising from client-driven balances (e.g. cash deposits to meet margin requirements), which can be remunerated on a fixed or floating (spread) basis. Interest rate exposure arises from fixed rate client interest terms, where the corresponding assets yield a floating rate of interest at an exchange, bank account and investments. The
Group has entered into a rolling portfolio of interest rate swaps, for a portion of relevant client balances, which are designated as fair value hedges in accordance with the Group accounting policy.
The interest rate movements are monitored for potential impact to net interest income ('NII')
continuously. The Group is sensitive to movements in short term rates, as changes to the rate will require a rebalancing of any fixed rate exposure. The Group considers that short term rates include rates that reference periods between overnight and three months on the basis that these are the most common fixing periods for interest rate products. The interest rate exposure is managed using a variety of instruments and is exposed to material changes in the short term rates as these are likely to reflect fixing periods during which floating rate exposure is effectively fixed until the next fixing date is reached.
Analysis of recent changes to short term rates suggest that movements are usually within a 100bps range; this is based on a review of Fed Funds rate moves over a rolling 3-month period between January
2022 and September 2023 and as such, the Group has considered a movement of 100bps to be an extreme scenario over a 3-month period.
The Group has modelled the interest rate sensitivity to include the impact of rate movements on the income earned on average investment balances offset with expenses paid on interest bearing liabilities and debt funding. This reflects the proportion of client assets which are interest bearing and the average balances of our debt funding. The sensitivity analysis has been determined based on the exposure at the reporting date and does not include effects that may arise from increased margin calls at exchanges, changes in client behaviour or related management actions.
It is estimated, that as at 31 December 2024, if the relevant short term interest rates had been
100bps higher, NII on interest-bearing financial assets and financial liabilities for the year ended
31 December 2024 would increase by $17m (2023: $38m). If the short-term interest rates had been
100bps lower, NII for interest-bearing financial assets and financial liabilities for the year ended 31
December 2023 would decrease by $17m (2023: $38m). This impact relates solely to NII and does not include the impact of compensation or taxes which would reduce the impact on profit after tax.
Fair value hedge
At 31 December 2024, the Group had an interest rate swap and a cross currency swap agreement in place with a notional amount of €300m whereby the Group receives SOFR + 6.1% and $327.3m in return for €300m and paying fixed 8.375%. The interest rate swap and cross currency swap are being used to hedge the exposure to changes in the fair value of the fixed rate 8.375% senior debt issuance.
At 31 December 2024, the Group also had an interest rate swap with a notional amount of $600.0m whereby the Group receives the fixed rate of 6.404% and pays the floating rate of SOFR + 2.5751%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate swap match the terms of the fixed rate loan (i.e. notional amount, maturity,

payment and reset dates). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. To test the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the hedged risk.
Hedge ineffectiveness can arise from:
•different interest rate curve applied to discount the hedged item and hedging instrument;
•differences in timing of cash flows of the hedged item and hedging instrument;
•the counterparties’ credit risk differently impacting the fair value movements of the hedging instrument and hedged item.
The impact of hedge accounting on the statement of financial position as at 31 December 2024 is as follows:

	Notional Amount	Carrying Amount	Line item in the statement of financial position	Change in fair value used for recognising ineffectiveness for the year
	$m	$m		$m
Interest rate swap	910.7	17.0	Derivative instruments	(2.1)
Cross currency swap	327.3	(22.8)	Derivative instruments
Fixed rate borrowing	906.2	929.9	Debt securities	2.1
The impact of hedge accounting on the statement of financial position as at 31 December 2023 is as follows:

	Notional Amount	Carrying Amount	Line item in the statement of financial position	Change in fair value used for recognising ineffectiveness for the year
	$m	$m		$m
Interest rate swap	331.1	23.8	Derivative instruments	3.4
Cross currency swap	327.3	3.0	Derivative instruments	—
Fixed rate borrowing	329.8	358.4	Debt securities	(3.4)
Concentration risk
To mitigate the concentration of credit risk exposure to a particular single customer, counterparty or group of affiliated customers or counterparties, the Group monitors these exposures carefully and ensures that these remain within pre-defined limits. Large exposure limits are determined in accordance with appropriate regulatory rules.
Further concentration risk controls are in place to limit exposure to clients or counterparties within single countries of origin and operation through specific country credit risk limits as set by the Board Risk
Committee.
The largest concentration of cash balances as at 31 December 2024 was 44% (2023: 46%) to a
UK-based, AA- rated global banking group (2023: UK-based, AA rated global banking group).
The largest concentration of exposures to exchanges, clearing houses and other counterparties as at 31 December 2024 was 32% to ICE (2023: 38%) and 26% to the CME (2023: 38%).
The largest concentration of exposures to treasury instruments is to the United States Government as 86% (2023: 97%) of the instruments are issued by the US Government or a US Government sponsored enterprise.

Liquidity risk
The Group defines liquidity risk as the failure to meet its day-to-day capital and cash flow requirements. Liquidity risk is assessed and managed under the Individual Capital and Risk Assessment
(ICARA) and Liquidity Risk Framework. To mitigate liquidity risk, the Group has implemented robust cash management policies and procedures that monitor liquidity daily to ensure that the Group has sufficient resources to meet its margin requirement at clearing houses and third party brokers. In the event of a liquidity issue arising, the Group has recourse to existing global cash resources, after which it could draw down on $275m (2023: $250m) of committed revolving credit facilities (note 21(d)). The Group has access to a further $200m (2023: $125m) secured borrowings (note 21(b)). The effect of the callable features within the structured note program is monitored and dynamically updated to reflect any changes to expected cashflows as part of the overall Group liquidity requirements. Short term liquidity requirements are monitored and subject to limits reflecting the Groups liquidity resources.
There are strict guidelines followed in relation to products and tenor into which excess liquidity can be invested. Excess liquidity is invested in highly liquid instruments, such as cash deposits with financial institutions for a period of less than three months and US Treasuries with a maturity of up to two years.
The financial liabilities are based upon rates set on a daily basis, apart from the financing of the warrant positions and the credit facility where the rates are set for the term of the loan. For assets not marked to market, there is no material difference between the carrying value and fair value.
Liquidity risk exposures
The following table details the Group’s available committed financing facilities including committed credit agreements:

Secured borrowings and committed revolving credit facilities:		2024	2023
		$m	$m
Amount used	21(a)	152.0	—
Amount unused	21(c)	275.0	250.0
		427.0	250.0

The following table details the Group’s contractual maturity for non-derivative financial liabilities.
Debt securities are presented discounted based on the first call dates. Lease liabilities are undiscounted and contractual.

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
2024	$m	$m	$m	$m	$m	$m
Repurchase agreements	—	2,305.8	—	—	—	2,305.8
Short securities	—	1,704.6	—	—	—	1,704.6
Amounts due to exchanges, clearing houses and other counterparties	1,218.8	282.0	0.7	—	—	1,501.5
Amounts payable to clients	7,270.8	—	—	—	—	7,270.8
Trade payables	3.6	463.4	3.2	—	—	470.2
Other creditors	6.0	4.9	4.1	2.3	—	17.3
Stock lending	4,804.5	147.6	—	—	—	4,952.1
Short term borrowings	—	152.0	—	—	—	152.0
Debt securities	—	1,235.8	883.8	1,434.9	50.0	3,604.5
Lease liabilities	—	3.7	10.3	52.9	37.4	104.3
	13,303.7	6,299.8	902.1	1,490.1	87.4	22,083.1

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
2023	$m	$m	$m	$m	$m	$m
Repurchase agreements	—	3,118.9	—	—	—	3,118.9
Short securities	1.3	1,923.5	—	—	—	1,924.8
Amounts due to exchanges, clearing houses and other counterparties	1,461.9	—	—	—	—	1,461.9
Amounts payable to clients	4,899.1	—	—	—	—	4,899.1
Trade payables	16.1	—	—	—	—	16.1
Other creditors	6.5	9.8	1.8	—	—	18.1
Stock lending	—	2,323.3	—	—	—	2,323.3
Debt securities	—	440.2	868.2	889.4	18.5	2,216.3
Lease liabilities	—	3.4	10.4	31.5	12.5	57.8
	6,384.9	7,819.1	880.4	920.9	31.0	16,036.3
Amounts due to exchanges, clearing houses and other counterparties, amounts payable to clients, trade payables and other creditors are aggregated on the statement of financial position in trade and other payables and disaggregated in note 24.

Shown below is the Group’s contractual maturity for non-derivative financial assets:

2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	125.6	2,638.6	679.4	125.1	—	3,568.7
Fixed income securities	75.2	12.5	—	—	—	87.7
Equity instruments	4,464.3	213.7	—	—	—	4,678.0
Stock borrowing	1,577.9	203.7	—	—	—	1,781.6
Reverse repurchase agreements	213.0	2,277.4	—	—	—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties	3,215.5	—	—	—	—	3,215.5
Amounts receivable from clients	2,838.6	—	—	—	—	2,838.6
Trade debtors	60.6	251.7	471.4	2.1	—	785.8
Default funds and deposits	6.9	416.4	4.9	45.9	—	474.1
Loans receivable	63.7	25.7	0.4	—	—	89.8
Other debtors	32.8	24.1	1.5	3.2	1.4	63.0
Cash and cash equivalents	2,556.6	—	—	—	—	2,556.6
	15,230.7	6,063.8	1,157.6	176.3	1.4	22,629.8

2023	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	—	2,681.1	104.8	119.7	—	2,905.6
Fixed income securities	—	76.7	—	—	—	76.7
Equity instruments	1,511.9	9.4	—	—	—	1,521.3
Stock borrowing	2,501.4	—	—	—	—	2,501.4
Reverse repurchase agreements	—	3,199.8	—	—	—	3,199.8
Amounts due from exchanges, clearing houses and other counterparties	2,344.2	—	—	—	—	2,344.2
Amounts receivable from clients	1,728.0	—	—	—	—	1,728.0
Trade debtors	80.5	206.7	11.8	1.1	—	300.1
Default funds and deposits	3.5	124.6	131.2	0.1	—	259.4
Loans receivable	—	7.7	0.4	—	—	8.1
Other debtors	67.3	11.3	0.2	0.1	0.6	79.5
Cash and cash equivalents	1,483.5	—	—	—	—	1,483.5
	9,720.3	6,317.3	248.4	121.0	0.6	16,407.6
Both assets and liabilities are included to understand the Group’s liquidity risk management, as the liquidity is managed on a net asset and liability basis. Amounts due from exchanges, clearing houses and other counterparties, amounts receivable from clients, trade debtors, default funds and deposits, loans receivable and other debtors are aggregated on the statement of financial position in trade and other receivables and disaggregated in note 20.

The following table details the Group’s contractual maturity for derivative financial assets and derivative financial liabilities as at
31 December 2024:

2024	On demand	Less than 3 months	3 to 12 months	1 to 5 years	5 + years	Total
Derivative instruments	$m	$m	$m	$m	$m	$m
Assets	—	381.4	381.3	396.5	4.3	1,163.5
Liabilities	—	(357.3)	(164.9)	(209.3)	(20.2)	(751.7)
	—	24.1	216.4	187.2	(15.9)	411.8
The following table details the Group’s contractual maturity for derivative financial assets and derivative financial liabilities as at 31 December 2023:

2023 (Restated)[1]	On demand	Less than 3 months	3 to 12 months	1 to 5 years	5 + years	Total
Derivative instruments	$m	$m	$m	$m	$m	$m
Assets	—	255.3	139.9	258.0	2.4	655.6
Liabilities	—	(248.9)	(109.0)	(42.5)	(1.8)	(402.2)
	—	6.4	30.9	215.5	0.6	253.4
1.Certain prior period comparatives have been restated. Refer to note 3(b) and note 36 for further information.
Certain derivative assets and liabilities do not meet the offsetting criteria in IAS 32, but the entity has the right of offset in the case of default, insolvency or bankruptcy. Consequently, the gross amount of derivative assets of $1,163.5m (2023: $655.6m) and the gross amount of derivative liabilities of $751.7m
(2023: $402.2m) are presented separately in the Group's statement of financial position.
Fair value measurement
The information set out below provides information about how the Group determines fair values of various financial assets and financial liabilities.
Management assessed that the fair values of stock borrowing, reverse repurchase agreements, amounts due from exchanges, clearing houses and other counterparties, cash and short term deposits, trade receivables, repurchase agreements, stock lending and trade and other payables, approximate their carrying value amounts largely due to the short-term maturities of these instruments.
The following methods and assumptions were used to estimate the Level 2 fair values:
•The fair values of the debt securities takes the price quotations at the reporting date and compares them against internal quantitative models that require the use of multiple market inputs including commodities prices, interest and foreign exchange rates to generate a continuous yield or pricing curves and volatility factors, which are used to value the position.
•The fair value of non-listed investments relates to the Group’s holding of seats and membership of the exchanges and is based upon the latest trading price.
•Where the inventory is related to scrap metals, the valuation is based on the quoted price discounted by location and grade of metal. Where there is an active market for the Group’s inventory, then quoted market price will be used to value the inventory position.
•The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates curves of the underlying commodity. Some derivative contracts are fully cash collateralised, thereby eliminating both counterparty risk and the Group’s own non-performance risk.
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data. Some of the Group’s derivative financial instruments are priced using quantitative models that require the use of multiple market inputs including commodity prices, interest and foreign exchange rates to generate continuous yield or pricing curves and volatility factors in addition to unobservable inputs, which are used to value the position and therefore qualify as Level 3 financial assets.
Own credit
Under IFRS 9, changes in fair value related to own credit risk for other financial liabilities designated at fair value through profit and loss are recognised in other comprehensive income. The changes in own credit risk recognised in other comprehensive income are subsequently transferred within equity to retained earnings in the same period as the underlying position matures or terminates. The
Group determines its own credit spread regularly based on a model using observable market inputs.
Management estimates the own credit spread through using market observable credit spreads of publicly traded debt of the Group and composite credit spreads across the industry. The estimated own credit sensitivity to a 1 basis point move in credit spread is $0.3m (2023: $0.2m). Hence an increase in own credit spread of 1 basis point will lead to a charge of $0.3m (2023: $0.2m) recognised in other comprehensive income.
The following table shows an analysis of assets and liabilities recorded at fair value shown in accordance with the fair value hierarchy as at 31 December 2024 and 2023.

	Level 1	Level 2	Level 3	Total
2024	$m	$m	$m	$m
Financial assets – FVTPL:
Equity instruments	4,464.3	213.7	—	4,678.0
Treasury Instruments	29.7	—	—	29.7
Fixed income securities	75.1	12.6	—	87.7
Derivative instruments	—	1,161.3	0.7	1,162.0
Amounts receivable from clients	51.9	—	—	51.9
Trade debtors	—	108.7	—	108.7
Reverse repurchase agreements	—	2,490.4	—	2,490.4
Stock borrowing	1,781.7	—	—	1,781.7
Financial assets – FVTOCI:
Investments	12.6	6.3	5.1	24.0
Derivative instruments	—	1.5	—	1.5
Financial liabilities – FVTOCI:
Derivative instruments	—	(27.5)	—	(27.5)
Financial liabilities – FVTPL:
Derivative instruments	—	(724.1)	(0.1)	(724.2)
Trade payables	(7.4)	—	—	(7.4)
Amounts payable to clients	(65.1)	—	—	(65.1)
Short securities	(1,644.8)	(59.8)	—	(1,704.6)
Debt securities	—	(2,668.9)	(5.7)	(2,674.6)
Stock lending	(3,480.9)	—	—	(3,480.9)
Repurchase agreements	—	(2,305.8)	—	(2,305.8)
	1,217.1	(1,791.6)	—	(574.5)
In addition to the financial instruments presented above, the Group also holds inventory which is measured at fair value less costs to sell. Refer to note 19 'Inventory' for further details.

	Level 1	Level 2	Level 3	Total
2023 (Restated)[1]	$m	$m	$m	$m
Financial assets – FVTPL:
Equity instruments	1,521.3	—	—	1,521.3
Derivative instruments (Restated)[1]	1.1	650.6	0.8	652.5
Trade debtors (Restated)[2]	5.6	32.5	—	38.1
Stock borrowing (Restated)[2]	2,501.4	—	—	2,501.4
Reverse repurchase agreements (Restated)[2]	—	3,199.8	—	3,199.8
Amounts receivable from clients[2]	12.0	—	—	12.0
Fixed income securities	76.7	—	—	76.7
Financial assets – FVTOCI:
Investments	5.5	10.7	—	16.2
Derivative instruments	—	3.1	—	3.1
Financial liabilities – FVTOCI:
Derivative instruments	—	(0.2)	—	(0.2)
Financial liabilities – FVTPL:
Derivative instruments (Restated)[1]	(2.2)	(396.8)	(3.0)	(402.0)
Trade payables	(5.6)	—	—	(5.6)
Amounts payable to clients	(105.2)		—	(105.2)
Short securities	(1,924.8)	—	—	(1,924.8)
Debt securities	—	(1,854.9)	(3.0)	(1,857.9)
	2,085.8	1,644.8	(5.2)	3,725.4
1.Certain prior period comparatives have been restated. Refer to note 3(c) and note 36 for further information.
2.The Group realigned the classification of the balances for reverse repurchase agreements, stock borrowing, trade facilitation and receivables from LME to reflect the underlying way that the assets are managed. These assets were previously disclosed as assets held at amortised cost, but have been adjusted to FVTPL. As at 31
December 2023, the difference between FVTPL and amortised cost is $0.5m for stock borrowing and $0.1m for the reverse repurchase agreements.
The following table summarises the movements in the Level 3 balances during the year.
Asset and liability transfers between Level 2 and Level 3 are primarily due to either an increase or decrease in observable market activity related to an input or a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant. There were no transfers between any other levels during the year (2023: no transfers).
Reconciliation of Level 3 fair value measurements of financial assets

	2024	2023
	$m	$m
Balance at 1 January	0.8	2.6
Purchases	5.3	—
Settlements	(0.8)	(2.4)
Total gains or losses in the period recognised in the income statement:
Market Making revenue	0.4	0.6
Transfers out of Level 3	(0.1)	—
Transfers into Level 3	0.2	—
Balance at 31 December	5.8	0.8
Reconciliation of Level 3 fair value measurements of financial liabilities

	2024	2023
	$m	$m
Balance at 1 January	6.0	4.8
Purchases	4.3	0.6
Settlements	(2.5)	(0.7)
Total gains or losses in the period recognised in the income statement:
Market Making revenue	(0.3)	2.9
Transfers out of Level 3	(1.9)	(4.0)
Transfers into Level 3	0.2	2.4
Balance at 31 December	5.8	6.0
The Group’s management believes, based on the valuation approach used for the calculation of fair values and the related controls, that the Level 3 fair values are appropriate. The impact of reasonably possible alternative assumptions from the unobservable input parameters shows no significant impact on the Group’s profit, comprehensive income or shareholders’ equity. The Group deems the total amount of
Level 3 financial assets and liabilities to be immaterial and therefore any sensitivities calculated on these balances are also deemed to be immaterial. The Group defers day 1 gains/losses when the initial fair value of a financial instrument held at fair value through profit and loss relies on unobservable inputs. At
31 December 2024, the Group held a deferred day 1 gains/losses balance of $5.3m (2023 $3.1m).
32      Client Money (segregated)
As required by the UK FCA’s Client Assets Sourcebook (‘CASS’) rules and the CFTC’s client money rules, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts. Segregated assets governed by the UK FCA's CASS rules and the related liabilities to clients, whose recourse is limited to segregated accounts, are not included in the Group’s statement of financial position where the Group is not beneficially entitled thereto and does not share any of the risks or rewards of the assets. Excess Group cash placed in US segregated accounts to satisfy US regulations and securities held in US segregated accounts are recognised on the
Group’s statement of financial position.

	2024	2023
	$m	$m
Segregated assets at banks (not recognised)	4,982.4	4,116.4
Segregated assets at exchanges, clearing houses and other counterparties (not recognised)	1,101.2	2,084.6
Segregated assets at exchanges, clearing houses and other counterparties (recognised)	3,016.5	4,415.6
	9,100.1	10,616.6
1. Under the UK FCA’s client money rules, certain monies are protected, segregating these monies from the Group’s own money. This applies to client money placed within segregated bank accounts but also for client money placed at exchanges where the money is held in segregated bank accounts. The same cannot be said to apply under the
CFTC rules, thus driving the accounting treatment of derecognising segregated cash at exchanges in the UK compared to the US.
As at 31 December 2024, $173.9m (2023: $197.7m) of excess Group cash placed in segregated accounts to satisfy US regulations has been recorded within cash and cash equivalents and client liabilities within trade and other payables in the statement of financial position.
33      Earnings Per Share
Basic earnings per share is calculated by dividing the profit attributable to the ordinary shareholders of the Group for the year by the weighted average number of ordinary shares outstanding during the year.
Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the Group
(after adjusting for the impact of AT1 securities dividends) by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2024	2023	2022
		Restated[1]	Restated[1]
Profit before tax ($m)	295.8	196.5	121.6
Tax ($m)	(77.8)	(55.2)	(23.4)
Profit after tax ($m)	218.0	141.3	98.2
AT1 dividends paid ($m)	(13.3)	-13.3	(6.6)
Profit attributable to ordinary shareholders of the Group ($m)	204.7	128.0	91.6
Weighted average number of ordinary shares during the year	69,231,625	66,018,514	66,051,966
Basic earnings per share ($)	2.96	1.94	1.39
Weighted average number of ordinary shares for basic EPS	69,231,625	66,018,514	66,051,966
Effect of dilution from:
Share schemes	6,047,829	4,304,953	1,518,855
Weighted average number of ordinary shares adjusted for the effect of dilution	75,279,454	70,323,467	67,570,821
Diluted earnings per share ($)	2.72	1.82	1.36
*1.The comparative weighted average number of ordinary shares has been restated to reflect the share capital reorganisation. This resulted in the weighted average number of shares outstanding decreasing, impacting the calculation of basic and diluted earnings per share. On 25th April a series of share capital reorganisation steps were undertaken to re-denominate the share capital prior to the completion of the IPO. Refer to Note 26 for more detail on the share capital reorganisation.
There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements.
34      Related Party Transactions
(a) Parent
The Group comprises Marex Group plc and its subsidiaries. Subsidiaries refers to the entities controlled by the Company.
(b) Key management personnel
The remuneration paid to key management personnel for their services to the Group was as follows:

	2024	2023	2022
	$m	$m	$m
Aggregate wages and salaries	54.9	46.5	47.3
Short-term monetary benefits	0.2	0.2	0.2
Defined contribution pension cost	0.1	0.1	0.1
Management Incentive plan	22.5	16.5	12.9
	77.7	63.3	60.5

(c) Key management personnel transactions
In May 2024, the Employee Benefit Trust acquired the beneficial interest in 124,568 shares from key management personnel to facilitate tax withholding payments relating to the vesting of shares under the Company's Deferred Benefit Plans.
(d) Transactions with entities having significant influence over the Group
Balances and transactions between the Company and its subsidiaries which are related parties have been eliminated on consolidation and are not disclosed in this note.
The Shareholders’ Agreement which the Company entered into on 20 October 2020 with
Amphitryon Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.A.R.L. (referred to as
‘2020 Shareholders’ Agreement’), meant that the Group paid a management 2.5% of EBITDA each year to a party associated with the ultimate parent company for services provided. This resulted in the Group having paid $2.4m (2023: $6.1m) recorded in other expenses. As at 31 December 2024, there were no outstanding payable balances (2023: $1.1m) recorded within trade and other payables.
Following the Company's successful initial public offering on 25 April 2024, the 2020 Shareholders'
Agreement was terminated and a new Shareholders Agreement came into effect between the Company,
Amphitryon Limited, JRJ Investor 1 Limited Partnership and MASP Investor Limited Partnership (the
'2024 Shareholders Agreement'). Amongst other matters, the 2024 Shareholders' Agreement afforded
Amphitryon Limited the right to appoint up to two nominee directors to the Board of Marex Group plc, subject to certain shareholding thresholds being met. The 2024 Shareholders Agreement did not include the payment of any management fees.
Prior to the IPO, the Group's related parties comprised its private equity investors Ocean Ring
Jersey Co. Limited, MASP Investor Limited Partnership, and Amphitryon Limited, together with their holding or controlling entities. Following completion of the IPO, Ocean Ring Jersey Co. Limited and MASP
Investor Limited Partnership (and their holding or controlling entities) ceased to be related parties as their ownership fell below 20%. Amphitryon Limited and its holding or controlling entities remained related parties post-IPO by virtue of their ownership greater than 20%, and by their board representation (as noted above).
Amphitryon Limited and its holding or controlling entities continued to be considered related parties following a further sale of shares in October 2024 (despite their ownership falling below 20%) due to their
Board representation. This remained the position as at 31 December 2024.
There were no other transactions during the period or assets and liabilities outstanding as at 31
December 2024 (2023: $nil) with other related parties.

35      Share-based payments
In connection with the IPO, in April 2024, the Group adopted the Global Omnibus Plan, which provides for the grant of share options, including incentive share options, conditional awards, restricted shares, share appreciation rights or any other share- or cash-based awards to eligible employees and non-employees. New awards are all granted within the terms of this plan.
The Group operates three equity-settled share-based remuneration schemes for Executive
Directors and senior management. These are a deferred bonus plan, a retention long term incentive plan and an annual long term incentive plan. In addition there have been two new share-based payment schemes in 2024, the all employee award and a non executive directors' award. All are United Kingdom tax authority unapproved schemes. The cost of the service is calculated by reference to the fair value of shares at the grant date, the number of shares expected to vest under the schemes and the probability that the performance and the service conditions will be met. The cost of the service is recognised in the income statement over the period that the recipient provides service and there is a shared understanding of the terms and conditions of the arrangement. The recipient to whom these awards were granted must not depart from the Group, and such an action would require a forfeiture of some or all of the award depending on the conditions under which the employee were to leave.
Deferred Bonus Plan
Members of the scheme are awarded a fixed number of non-voting ordinary shares vesting in three equal tranches over the three years following the date of grant. As the awards are based on the employees’ annual performance, the fair value has been expensed from the beginning of the year for which the bonus had been awarded. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant.
Retention Long Term Incentive Plan
Members of the scheme are awarded a variable number of non-voting ordinary shares three years after the grant date. The number of shares awarded is determined by reference to a hurdle return on equity of the Group and to growth targets for the profit after tax of the Group over the three-year period.
Prior to the IPO, the fair value of a share award at grant date was the final price approved by the
Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant.
Annual Long Term Incentive Plan
Members of the scheme are awarded a variable number of non-voting ordinary shares three years after the grant date. The number of shares awarded is determined by reference to financial underpins; the first is a hurdle return on equity of the Group and the second underpin is growth targets for the adjusted profit before tax over the 3-year period. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant.
All Employee Award
As part of the IPO, members of the scheme have been awarded a fixed number of non-voting ordinary shares which vest three years after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date.

Non-Executive Directors' Award
Members of the scheme are awarded a fixed number of non-voting ordinary shares which vest one year after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date.
The charge for the year arising from share-based payment schemes was as follows:

	2024	2023
	$m	$m
Deferred Bonus Plan	20.0	13.8
Retention Long Term Incentive Plan	4.0	4.5
Annual Long Term Incentive Plan	4.6	2.0
All Employee Plan	0.6	—
Non-Executive Directors' Plan	0.4	—
Total equity-settled share-based payments	29.6	20.3
Movement on share awards

	2024	2023
	Number	Number
Outstanding at the beginning of the year	8,621,240	5,835,142
Reverse Share Split	(4,316,287)	0
Granted during the year	2,256,357	3,067,596
Vested during the year	(496,240)	(281,498)
Forfeited during the year	(17,241)	—
Outstanding at the end of the year	6,047,829	8,621,240
Weighted average fair value of awards granted ($)	18.5	6.8
In connection with the IPO, steps were taken to reorganise share capital resulting in the reverse share split. Further detail is provided in note 28 'Share Capital'.
Previous share-based payment schemes
In addition to the five equity-settled share-based remuneration schemes currently active and outlined above, there were a number of share based remuneration schemes which had been granted historically. The instruments issued under those plans included growth shares, nil cost options, growth share options and warrants. The settlement event for these instruments was the liquidity event which occurred on 25 April 2024. All of those outstanding instruments were settled in exchange for a number of the Group’s ordinary shares and deferred shares.
As the IPO was a liquidity event, the following transactions took place:
•All the holders of the growth shares issued under the series granted in 2010, 2011 and 2015 elected for them to be redeemed in non-voting ordinary shares instead of cash and hence
10,842,848 growth shares were converted into 6,789,719 non-voting ordinary shares and
4,450,577 deferred shares.
•The growth shares awarded under the series granted in 2016, 2019 and 2020 vested.  All the holders of these growth shares elected for the awards to be settled in shares instead of cash and hence 14,050,000 growth shares were converted into 8,236,326 non-voting ordinary shares and
5,398,810 deferred shares.

•The 2010 growth options were settled through the issuance of 185,894 newly issued Growth
Shares which in turn was settled with the allocation of 122,810 non-voting ordinary shares and
80,500 deferred shares.
•All the nil cost options were exercised and 592,536 previously issued non-voting ordinary shares were transferred to the holders of the options.
•The warrants granted in 2012 were exercised and 875,171 non-voting ordinary shares were issued.  The warrants granted in 2019 on 268,282 non-voting ordinary shares were terminated and instead, 142,709 ordinary shares will be issued on or shortly following the twelve-month anniversary of the completion date of our IPO. This award remains outstanding as of 31
December 2024.
All of the non-voting ordinary shares of the Company were then reclassified as ordinary shares by way of redesignation. Subsequently, in satisfaction of the dividend entitlement associated with 2016, 2019 and 2020 growth share awards, 2,039,124 ordinary shares were issued. All other instruments issued under the previous share-based remuneration plans have been settled. All the above transactions were settled immediately prior to the IPO and subsequently subject to reverse ordinary share split. See note 29 for further information.
36      Restatement
The Group restated the consolidated statement of financial position as of 31 December 2023 to correct errors as follows.
The Group evaluated the materiality of the misstatements outlined below in accordance with Staff
Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, considering both qualitative and quantitative factors. The Group determined the misstatement in the consolidated statement of financial position as at 31 December 2023 and 2022, and each of the three years in the period ended 31
December 2023 (the “2023 Consolidated Financial Statements”)  was immaterial and did not require restatement of the previously issued 2023 Consolidated Financial Statements. The correction of this error did not change the total assets and does not impact the consolidated income statement, statements of comprehensive income, cash flows or of changes in equity.
Restatement of consolidated statement of financial position as of 31 December 2023
Presentation of derivative instruments
During the preparation of these financial statements, the Group noted an error in the presentation of derivative instruments on the statement of financial position as at 31 December 2023. The Group presented certain legs of derivative instruments separately within derivative instruments assets and derivative instruments liabilities; however they should have been presented as one unit of account.
The Group determined the misstatement in the consolidated financial position as at 31 December
2023 included in the consolidated statement of financial position as at 31 December 2023 in the 2023
Group Annual Report was immaterial and did not require restatement of the previously issued consolidated financial statements.  The error did not impact the consolidated income statement, statements of comprehensive income, changes in equity, and cash flows included in the previously issued
2023 Consolidated Financial Statements. The restatement is summarised in the table below.

	As reported	Adjustment	As restated
31 December 2023	$m	$m	$m
Derivative instruments - assets	794.1	(138.5)	655.6
Total current assets	17,074.5	(138.5)	16,936.0
Total assets	17,750.1	(138.5)	17,611.6
Derivative instruments - liabilities	540.7	(138.5)	402.2

Total current liabilities	16,023.2	(138.5)	15,884.7
Total liabilities	16,974.2	(138.5)	16,835.7
There was no impact as at 1 January 2023 arising from this restatement.
Presentation of equity instruments
The Group noted an error in the presentation of equity instruments on the statement of financial position as at 31 December 2023 and as at 31 December 2022. The Group should present certain equity instruments that are pledged with the Options Clearing Corporation (‘OCC’), and that can be repledged by the OCC, separately from other unpledged equity instruments in accordance with IFRS 9 Financial
Instruments. As restated, equity instruments (pledged as collateral) is $1,331.7m, and equity instruments
(unpledged) is $189.6m as at 31 December 2023. As reported, equity instruments  as at 31 December
2023 were $1,521.3m. As at 1 January 2023, the impact of this adjustment was as follows; Equity instruments (pledged as collateral) is $241.1m, and equity instruments (unpledged) is $168.9m as at 1
January 2023. Total equity instruments as at 1 January 2023 were $410.0m.
Changes in presentation
The following changes in the comparative period in the consolidated statement of financial position and accompanying notes have been made in order to conform to the current period presentation. These are voluntary changes in presentation to provide more useful information, and are not due to error.
Fixed income securities are now presented separately in the statement of financial position owing to their homogeneous nature, distinguishing them from Treasury instruments, where they were previously presented.
To present trade and other receivables and payables with a homogenous group of financial assets and liabilities, the Group reclassified amounts from the separate categories “Amounts due from exchanges, clearing houses and other counterparties”, “Trade debtors”, “Default funds and deposits”, and
“Other debtors”, to be included within the categories “Amounts receivable from clients” and “Loans receivable”; please see note 20 Trade and other receivables and note 31 Financial instruments. The
Group reclassified amounts from the separate categories “Amounts due to exchanges, clearing houses and other counterparties”, “Accruals”, “Other tax and social security taxes”, and “Other creditors”, to be included within the categories “Amounts payable to clients” and “Trade payables”; please see note 24
Trade and other payables and note 31 Financial instruments.
37      Events after the Balance Sheet Date
(a) Interim dividend
The Group approved the payment of a dividend of $0.14 per share to be paid on 31 March 2025, to the shareholders on record at the close of business on 17 March 2025.
(b) Acquisition of Aarna Capital Limited
On 2 October 2024, the Group announced the acquisition of Aarna Capital Limited to strengthen the Clearing business and expand operations in the Middle East. This strategic investment is expected to enhance the regional client footprint and service capabilities. Regulatory approvals are progressing with final due diligence, with completion expected in Q2 2025.
(c) Acquisition of Hamilton Court Group
On 9 October 2024, the Group announced that it had agreed terms to acquire Hamilton Court
Group to expand the Group’s foreign exchange services. The acquisition is consistent with the strategy to bring in new clients and new capabilities onto its platform. The acquisition is progressing, with regulatory approvals and due diligence being completed and is expected to complete in Q2 2025.

38  Condensed Financial Information of Parent Company
(a) Condensed Income Statements for the year ended 31 December

	2024	2023	2022
	$m	$m	$m
Interest income	56.3	45.9	22.1
Interest expense	(51.4)	(35.1)	(3.9)
Net interest income	4.9	10.8	18.2

Dividend income	34.5	114.7	5.0

Expenses:
Impairment of investments in subsidiaries	(24.8)	(8.2)	(32.3)
Other income	2.5	1.7	0.8
Other expenses	(42.4)	(27.9)	(5.0)
(Loss)/profit before tax	(25.3)	91.1	(13.3)
Tax	(0.6)	(0.9)	(1.9)
(Loss)/profit after tax	(25.9)	90.2	(15.2)
Other comprehensive loss	(8.5)	(6.2)	(0.1)
Total comprehensive (loss)/income	(34.4)	84.0	(15.3)

38  Condensed Financial Information of Parent Company
(continued)
(b) Condensed Statement of Financial Position as at 31 December

	2024	2023
	$m	$m
Assets
Non-current assets
Investments	4.5	3.8
Investments in subsidiaries	612.2	633.3
Deferred tax	5.1	2.1
Subordinated loans due from group undertakings	68.2	59.8
Total non-current assets	690.0	699.0

Current assets
Trade and other receivables	1,777.2	1,184.3
Derivative instruments	62.1	43.7
Cash and cash equivalents	389.7	10.9
Total current assets	2,229.0	1,238.9
Total assets	2,919.0	1,937.9

Liabilities
Current liabilities
Trade and other payables	239.7	190.6
Derivative instruments	103.6	29.1
Corporation tax	0.2	—
Debt securities	835.4	530.0
Total current liabilities	1,178.9	749.7

Non-current liabilities
Debt securities	1,290.9	708.0
Total non-current liabilities	1,290.9	708.0
Total liabilities	2,469.8	1,457.7
Total net assets	449.2	480.2

Equity
Share capital	0.1	0.1
Share premium	202.6	134.3
Additional Tier 1 capital (AT1)	97.6	97.6
Retained earnings	186.8	264.2
Own shares	(23.2)	(9.8)
Other reserve	(14.7)	(6.2)
Total equity	449.2	480.2

38  Condensed Financial Information of Parent Company
(continued)
(c) Condensed Statement of Cash Flows for the years ended 31 December

	2024	2023	2022
	$m	$m	$m
(Loss)/profit before tax	(25.3)	91.1	(13.3)
Adjustments to reconcile (loss)/profit before tax to net cash flows:
Impairment of investments in subsidiaries	24.8	8.2	32.3
Bargain purchase gain on acquisitions	—	(0.9)	—
Movement in fair value of derivative instruments	56.1	(17.3)	2.7
Share-based payment expense	29.6	20.3	16.7
Other revaluations	2.4	(2.1)	—
Operating cash flows before changes in working capital	87.6	99.3	38.4

Working capital adjustments:
Increase in trade and other receivables	(581.9)	(1,127.9)	2.5
Increase/(decrease) in trade and other payables	49.1	(172.6)	51.8
Increase in equity instruments	(14.7)	(188.8)	(118.1)
Increase in debt securities	875.8	1,170.4	59.4
Cash inflow/(outflow) from operating activities	415.9	(219.6)	34.0
Corporation tax paid	(0.1)	(0.9)	(3.6)
Net cash inflow/(outflow) from operating activities	415.8	(220.5)	30.4

Investing activities
(Increase)/decrease in subordinated loan receivable	(8.4)	292.8	(63.5)
Net cash (outflow)/inflow from investing activities	(8.4)	292.8	(63.5)

Financing activities
Proceeds from issuance of Additional Tier 1 capital (AT1)	—	—	100.0
Issuance costs of Additional Tier 1 capital (AT1)	—	—	(2.4)
Repayment of Tier 2 debt securities	—	—	(50.0)
Proceeds from issuance of ordinary shares	73.1	—	—
Issuance costs of ordinary shares	(4.8)	—	—
Purchase of own shares	(19.8)	(3.1)	(7.9)
Dividends paid	(77.1)	(58.3)	(6.6)
Net cash outflow from financing activities	(28.6)	(61.4)	33.1
Net increase in cash and cash equivalents	378.8	10.9	—

Cash and cash equivalents
Cash at banks and on hand and short-term deposits at 1 January	10.9	—	—
Increase in cash	378.8	10.9	—
Cash and cash equivalents at 31 December	389.7	10.9	—

38  Condensed Financial Information of Parent Company
(continued)
(d) Notes
Investments in subsidiaries
In the Parent Company only financial statements, the Company’s investments in subsidiaries are recorded at historic cost less accumulated impairment, in accordance with IAS 27, “Separate Financial
Statements” . in which the impairment test performed on the assessment of investments in subsidiaries is performed in accordance with IAS 36, “Impairment of Assets”
The Parent Company received dividends from subsidiaries of $34.5m during 2024 (2023:
$114.7m, 2022: $5.0m).