Form 20-F
period 2025-12-31
Marex Group plc
filed 2026-03-25
CIK 1997464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-42020

MAREX GROUP PLC

(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
England and Wales
(Jurisdiction of incorporation or organization)
155 Bishopsgate
London EC2M 3TQ
United Kingdom
140 East 45th Street, 10th Floor
New York, New York 10017
(212) 618-2800
(Address of principal executive offices)
Rob Irvin
Chief Financial Officer
Telephone: (212) 618-2800
Email: investors@marex.com
155 Bishopsgate
London EC2M 3TQ
United Kingdom
+44 2076 556000
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $ 0.001551	MRX	NASDAQ Global Select
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 72,937,470 ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒    No☐
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
Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the
Exchange Act.

Large accelerated filer	☒	Non-accelerated filer	☐
Accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Presentation Of Financial And Other Information
We report under the IFRS® Accounting Standards as issued by the International Accounting
Standards Board (the “IASB”). The financial information in this Annual Report has been prepared in accordance with IFRS Accounting Standards, as issued by the IASB, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). This Annual
Report does not include a reconciliation from IFRS Accounting Standards to U.S. GAAP.
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
“Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
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
•the effects of geopolitical events, terrorism and wars, such as the effect of military conflicts, on market volatility, global macroeconomic conditions and commodity prices;
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
•if we fail to comply with applicable law and regulation, we may be subject to enforcement
(including the imposition of a monetary penalty) or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations;
•significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and
•if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent the occurrence of material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions.
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
•Geopolitical events, terrorism and wars can cause significant market volatility, affect global macroeconomic conditions and commodity prices and could lead to a substantial slowdown in the economy. The risks to our business if such events are prolonged or escalate could result in a period of market uncertainty with low trading volumes and market illiquidity; and
•Our results of operations and financial condition are directly impacted by interest rate levels, as we earn interest on the cash balances that we hold.
Risks Relating to Our Business
•Our clients and their related financial institutions have in the past and may in the future default on their obligations to us due to insolvency, operational failure or for other reasons, which has in the past and could in the future adversely affect our business, financial condition and results of operations;
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
•We are subject to exposure to cryptocurrencies and potential losses and reputational harm arising from our clients’ activities in, or our own involvement with, derivatives or other financial products linked to cryptocurrencies. We may also be impacted by developing regulation applicable to cryptocurrencies and related activities.
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
•We and our businesses are subject to regulation and supervision by the FCA in the United
Kingdom, the CFTC, NFA, the SEC and FINRA in the United States, the AMF and ACPR in
France, ASIC in Australia, the SCA and DFSA in Dubai, the SCA and FSRA in Abu Dhabi, SFC in
Hong Kong, MAS in Singapore, the Alberta Securities Commission in Canada, BaFIN in Germany,
CMNV in Spain, the CMVM in Portugal, the CBI in Ireland, the Bank of Italy and Consob in Italy,
FINMA in Switzerland, the CMV in Brazil and other regulatory and self-regulatory organizations.
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
•general economic and geopolitical conditions and developments, including military conflicts and actions;
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
Our business and the markets in which we operate (in particular, commodities such as energy, grain and metals) may experience significant volatility as the result of geopolitical events, terrorism and wars, such as Russia’s large-scale invasion of Ukraine in February 2022 or the conflicts in the Middle East. Market volatility can and has in the past materially impacted the price of commodities that our clients trade and activity in the markets in which we are present.
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
operations and prospects.
Various factors beyond our control, including geopolitics, pandemics, terrorist attacks or natural disasters, may adversely affect our business.
Our business has been affected in the past, and could be significantly affected in the future, by major events such as pandemics, terrorist attacks, natural disasters or extreme weather conditions, fires, power shortages, civil unrest or strikes. It is not possible to fully mitigate these risks and their related impacts.
Severe weather and climate-change related phenomenon has previously impacted and may in the future impact our business in agricultural markets such as, cocoa, coffee and grains, as they can significantly change or reduce the production and size of those markets. For example, volatility in the coffee market in late 2025, caused in part by adverse weather conditions including La Niña-driven rainfall deficits, resulted in a number of late margin payments to us by clients and, in some cases, client defaults. Insurance cover for any of the above risks may not be sufficient to cover the full extent of any loss or damage suffered.
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

Risks Relating to Our Business
Our clients and their related financial institutions have in the past and may in the future default on their obligations to us due to insolvency, operational failure or for other reasons, which has in the past and could in the future adversely affect our business, financial condition and results of operations.
We extend margin financing to certain clients of our Clearing and Hedging and Investment
Solutions businesses and of the Capital Markets division of our Agency and Execution business.
Clients of any of these businesses have in the past and may in the future default on margin calls or settlement payments. Where a client enters into an exchange-traded derivatives transaction that is cleared by us, we will post margin with a clearing house to cover the clearing house’s margin requirements in connection with the client’s open positions on the relevant exchange. We will then issue margin calls to the client for the payment of the margin due to us, on which the client may then default. In
OTC derivatives transactions and other non-cleared transactions, we primarily act as principal to the transaction and are therefore responsible for determining the amount of margin due to us. We have in the past and may in the future experience losses if adequate margin cannot be collected from the relevant client through the life of the trade or if the client fails to pay any cash settlement amount due to us on termination or expiry of the transaction. In relation to certain types of transactions that involve leveraging or for which the relevant market is more volatile (for example, leveraged exchange-traded funds (“ETF”)
transactions, which are offered through the Capital Markets division of our Agency and Execution business), such losses could be greater due to the value of the financing that is typically provided.
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
Our credit risk management procedures are designed to help mitigate our credit risk but cannot eliminate the prospect of defaults, particularly those that may arise from events or circumstances that are difficult to detect or foresee. Market volatility or a lack of liquidity in a particular market may result in some of our clients facing liquidity issues due to increased margin calls, which may, in turn, lead to an increase in late or failed margin payments to us by clients.  In such circumstances we may choose to exercise our rights to close out a client’s positions immediately. Alternatively, we may choose to move a client’s positions onto our own books to trade out of the positions over a period of time in order to better manage the risk.
Although we would do so with the intention of mitigating our exposure to further financial loss, such action may not always achieve a positive outcome for us, particularly if the relevant market is unstable.
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
Financial Industry Regulatory Authority (“FINRA”), the National Futures Association (the “NFA”),
the Dubai Securities and Commodities Authority (“SCA”), the Dubai Financial Services Authority
(“DFSA”), the Australian Securities & Investments Commission (“ASIC”), the Alberta Securities
Commission, the Hong Kong Securities and Futures Commission (“SFC”), the Monetary Authority
of Singapore (“MAS”), the Central Bank of Ireland, the Bank of Italy, Italian Companies and
Exchange Commission (Commissione Nazionale per le Società e la Borsa) (“Consob”), the
Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários)
(“CMVM”), the Spanish National Securities Market Commission (Comisión Nacional del Mercado
de Valores) (“CMNV”), the German Federal Financial Supervisory Authority (Bundesanstalt für
Finanzdienstleistungsaufsicht or “BaFin”), the SCA and the Financial Services Regulatory
Authority (“FSRA”) in Abu Dhabi, the Comissão de Valores Mobiliários (“CVM”) in Brazil and other regulatory bodies in the jurisdictions in which we trade. We have in the past failed to comply with regulatory requirements and been subject to regulatory inquiries or enforcement actions for regulatory non-compliance, and we may so fail to comply and be subject to such inquiries and actions in the future. Regulatory enforcement could result in materially adverse consequences such as monetary penalties or partial or full censures on our ability to conduct regulated activities.
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
•Anti-Money Laundering Compliance: We are subject to applicable AML laws in the jurisdictions in which we operate, including the Bank Secrecy Act and U.S.A PATRIOT Act in the United States
and the Proceeds of Crime Act, the Terrorism Act and the Money Laundering, Terrorist Financing
and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended) in the United
Kingdom. The AML laws impose a variety of requirements, including implementing and maintaining risk-based systems and controls that obtain “know-your-customer” documentation upon onboarding clients and screen clients on an ongoing basis. A violation of these or similar laws has in the past and could in the future subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties and reputational harm. The
E.U. has agreed and adopted a comprehensive package of measures to reform the primary AML and CTF legislation across the E.U. 27 Member States (the package together is known as “MLD
6”).  Whilst MLD 6 will increase harmonisation in respect of certain AML and CTF obligations across the E.U., other aspects of compliance will remain subject to differences as between the implementation in each Member State, such that together, MLD 6 will likely result in material changes to the day to day AML and CTF operating procedures of various Marex entities, bringing with it increased costs and regulatory enforcement risks associated with designing and implementing compliance with an updated regulatory regime.
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
•Personnel Misconduct: Our employees or agents may engage in misconduct, including embezzlement of client funds, hiding unauthorized trading activities from us, using company funds towards client entertainment in an inappropriate or excessive manner or in breach of clients’ own compliance requirements, improper or unauthorized activities on behalf of clients, improper use of confidential information, the improper use of marketing materials or the inappropriate use of authority or influence by current or former personnel. Our employees or agents may also engage in non-financial misconduct, such as bullying, harassment or sexual misconduct.
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
We depend on the capacity and reliability of the computer, communications, and other information technology systems (collectively, “IT Systems”) that are critical to our operations, whether owned and operated internally or by third parties. We rely upon third party providers for the majority of our IT
Systems. These IT Systems include broking platforms to transact business and middle-office and back-
office systems to record, monitor and settle transactions and allow for the storage and transmission of
Personal Information regarding our clients, employees, business partners and other third parties, as well as proprietary and confidential business information or other critical data (collectively, “Confidential
Information”). As such, we may be an attractive target for data security attacks.
We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, and the performance of these IT Systems could deteriorate or fail. For example, our data center providers have also been subject to denial-of-
service (“DoS”) attacks, and we have been the target of phishing and social engineering attempts that have sought to mimic domains or individuals to lure a transaction to fraudulent accounts.
There has been an increasing number of attempted cyberattacks in recent years, and the number and complexity of these threats continue to increase over time. There is also a heightened threat of cyberattacks on our third-party suppliers and service providers. For example, in January 2023, ION, the third party on whom we rely as our back-office provider, was subject to a cyberattack, which suspended access to trade management and reporting systems, but, to our knowledge, no Personal Information was lost or exfiltrated. As a result, we had to adopt manual processes for several days, which resulted in a significant increase in workload for our operations team and increased operational risk due to potential human error in the processing or reporting of trades.
The techniques used to obtain unauthorized access to systems or sabotage systems or disable or degrade services, change frequently and are often unrecognizable until launched against a target, and therefore, our cybersecurity measures have not in the past and may not in the future detect or prevent all attempts to compromise our systems, including denial-of-service attacks, viruses, malicious software, ransomware, break-ins, phishing attacks, social engineering, deepfakes or other similar technology, security breaches or other attacks. Such cyberattacks may misappropriate Confidential Information held by or on behalf of us, jeopardize the security of Confidential Information stored in and transmitted by our
IT Systems or cause disruption to our operations, or otherwise cause our business to suffer financial losses or damages. Further, there can be no assurances that we will be able to prevent or control any losses due to deepfakes or other malicious uses of artificial intelligence, which may further develop in the future. In addition, we may need to expend significant resources to protect against data security breaches or mitigate the impact of any such breaches, including potential liability that may not be limited to the amounts covered by our insurance, and any failure to prevent or mitigate security incidents could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new clients and a disruption to our business.
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
If the IT Systems upon which we rely fail, or if we experience security incidents impacting our
Confidential Information, we may experience significant financial losses, litigation (including class action lawsuits) or arbitration claims filed by or on behalf of our clients, regulatory enforcement or other actions.
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
Risks related to our use of artificial intelligence technologies
We currently use artificial intelligence (“AI”) tools in our operations to enhance employee productivity, support internal risk analysis and generate market insights, and we expect our use of such technologies to continue to evolve. While these tools may improve efficiency and decision-making, they also present risks to our business. AI-generated outputs may be inaccurate, incomplete or otherwise unreliable, and, if not appropriately validated, could adversely affect decision making and outcomes. To the extent we further integrate AI technologies into our client-facing platforms in the future, we may face additional exposure to client claims, regulatory scrutiny or reputational harm in the event that such technologies produce flawed or misleading outputs. Our use of AI, including through third-party tools, may also involve the processing of sensitive, proprietary, protected or confidential information, which may expose us to risks under applicable data protection laws, intellectual property regimes or other digital regulatory frameworks in the event of misuse or unauthorized or unlawful access or processing. We also depend on third-party providers for certain AI tools, and any change in the availability, pricing or terms of such tools could disrupt our operations.In addition, the regulatory and legal landscape governing AI is rapidly evolving, and new or amended laws, regulations or guidance could increase our compliance costs, restrict our use of such technologies or expose us to enforcement actions or liability.
Our ability to compete effectively may depend, in part, on our ability to adopt, develop and implement AI technologies in a timely and effective manner. The AI landscape is rapidly evolving, and if we fail to keep pace with technological developments, fail to allocate sufficient resources, or do not effectively integrate AI into our business processes, we may be at a competitive disadvantage relative to peers and new market entrants that more successfully leverage such technologies. Conversely, the adoption of AI technologies may not deliver the anticipated benefits and could result in increased and/or wasted costs or operational complexity. See “To remain competitive, we must continue to invest in the development of our business to respond to changing trends and remain competitive with our research, technology and data offerings. If we fail to do so successfully, we may be adversely impacted”.
In addition, our use of AI technologies may increase our exposure to cybersecurity risks. AI systems may introduce new vulnerabilities, including risks associated with adversarial attacks, model manipulation, data poisoning, or unauthorized access to models and underlying data, particularly where such systems are new or less tested. Threat actors may also use AI to develop more sophisticated cyberattacks targeting our systems, employees or clients. See “If we or our third-party providers fail to protect our IT systems or Confidential Information this could, among other things, limit our ability to conduct our operations and lead to legal liability, material financial penalties, or damage to our reputation, which could materially affect our business, results of operations, and financial condition”.
Any failure to adequately manage these risks could result in system disruptions, loss or compromise of data, regulatory scrutiny, litigation and reputational harm. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.
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
Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.
We are subject to exposure to cryptocurrencies and potential losses and reputational harm arising from our clients’ activities in, or our own involvement with, derivatives or other financial products linked to cryptocurrencies. We may also be impacted by developing regulation applicable to cryptocurrencies and related activities.
We offer structured notes and OTC derivatives linked to cryptocurrencies through our Hedging and
Investment Solutions business and, through the Capital Markets division of our Agency and Execution business, we offer OTC derivatives that reference cryptocurrencies. Through our Clearing business, we also offer exchange-traded derivatives linked to cryptocurrencies as well as the ability to trade shares in
Exchange Traded Funds (“ETFs”) linked to the performance of cryptocurrencies. In certain jurisdictions, we accept cryptocurrencies as collateral in connection with OTC derivatives or with cash lending arrangements to clients. In addition, we may also trade on our own account certain cryptocurrencies and financial products that are linked to cryptocurrencies primarily to hedge our exposure to our obligations under the offerings described above and, on a limited scale, in order to manage our own funding and liquidity requirements. Any such activity may expose us to market, liquidity, operational and settlement risks, including those arising from technological failures, cybersecurity incidents or the insolvency or misconduct of third party service providers, which could result in financial loss and reputational damage.
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
The regulatory approach to cryptocurrencies and related activities is an area that is under constant review by financial services regulators in various jurisdictions. As such, we are subject to the continued risk of legislative and regulatory change in this area, which may affect our ability to offer the structured notes, derivatives and lending structures that we currently offer our clients. While we do not believe these legislative or regulatory changes will have a material impact on our business, particularly given the current nature and size of our cryptocurrency activities, changes in applicable rules might restrict these aspects of our business or may require us to obtain new permissions to continue with our activities, modify our business models, enhance our compliance frameworks or restrict certain activities altogether.
We may not detect, deter or prevent misconduct, errors, failures or fraudulent activity by our clients, employees, agents or other third parties and, subsequently, we are subject to risks relating to potential securities law and regulatory liability.
We are exposed to potential losses due to fraud or misconduct, or breaches of the terms agreed between us, by our clients, counterparties, employees, agents and third parties and, subsequently, to substantial risks of liability under federal and state securities laws and other federal and state laws and court decisions, as well as rules and regulations promulgated by, including but not limited to, the FCA, the
SEC, the CFTC, state securities regulators and foreign regulatory agencies. For example, clients or people impersonating clients may engage in fraudulent activities, including the improper use of legitimate client accounts or providing fraudulent documentation in connection with transactions. Such events have occurred in the past and may occur in the future.
Certain of our businesses may be exposed to a higher risk of financial crime or fraud due to the regulated environment in which we operate, the type of relationships we maintain with our clients, the products and services offered and our significant reliance on technology as part of our trading platforms.

There is a heightened risk of fraud when trading in physical commodities due to the nature of the industry’s operations and its reliance on physical documentation in connection with the transport and storage of such commodities. There have been several well-publicized incidents of commodity trading frauds in recent years, including two instances in 2023 in which it was discovered that the cargoes acquired did not contain the metal products they purported to hold. As we and, more importantly, our clients are involved in this market, we are exposed to certain risks through our trading activities and could suffer financial loss in the event that commodities acquired by us or our clients are discovered to be different to those we and they believed were being purchased.
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
In connection with certain parts of our business, we enter into a limited number of transactions as principal to buy and sell physical products (including metals and petrochemical products). We are exposed to potential losses where our buyer alleges that the physical commodities received by them do not match the specifications that we have agreed with them and we are unable to recover the value of the buyer’s claim from our seller. We may also experience financial loss and reputational damage in connection with the nature of certain physical transactions that we enter into. For example, we are currently engaged in arbitration proceedings with DK Trading & Supply LLC (“DKTS”) in relation to a delivery of allegedly contaminated crude oil. DKTS are seeking damages in relation to a flash title transaction, pursuant to which our subsidiary, Pinnacle Fuel LLC (“Pinnacle”) purchased crude oil from a supplier that it simultaneously sold on to DKTS. These types of dispute may divert management’s time and could harm our reputation, business and financial condition.
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
From time to time, we are and may become involved in legal proceedings, government and agency investigations and employment or any other employee related disputes, tort, product liability or safety claims and other litigation, including legal proceedings involving our clients and suppliers. We may take legal action to enforce our contractual, intellectual property and other rights where we believe those rights have been violated and that legal action is an appropriate remedy. We may also initiate claims against, be subject to claims by or enter into disputes with our clients, particularly in the context of client defaults and in connection with our brokerage activities. For example, our subsidiary Marex Financial (“MF”) is currently engaged in legal proceedings with its client, Ocean Freight Trident Offshore Master Fund
Limited (“Ocean Freight”). Following Ocean Freight’s failure to meet its contractual obligations to pay margin and to comply with a demand to reduce the size of its positions, MF exercised its rights under the client agreement to close out Ocean Freight’s positions. Ocean Freight’s claim, issued in the English high court in August 2025, alleges MF closed out its positions improperly and, in doing so, caused Ocean
Freight losses (including consequential losses) of USD 28.9m. We may incur significant costs in defending any such claims or in making payments to resolve any such disputes.
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
For example, in 2023 our subsidiary, Marex Capital Markets Inc (“MCMI”), was involved in legal proceedings initiated by BlockFi. et al (collectively “BlockFi”) regarding disputed assets formerly held by
MCMI’s client, Alameda Research LLC (“Alameda”), an affiliate of former cryptocurrency exchange FTX
Trading Ltd (“FTX”), and Emergent Fidelity Technologies LTD (“Emergent”), an affiliate of Alameda. As a result of such proceedings, we incurred costs, faced reputational damage and our defence of such proceedings required our management’s attention and time. While these proceedings did not have a material impact on our business, any legal proceedings in the future could harm our reputation, business and financial condition.

We may also be subject to claims of economic or reputational significance, whether by a third party or an employee (current or former) or agent. Such claims could involve, among other things:
•acts inconsistent with employment law or health and safety laws;
•contractual agreements;
•infringements of intellectual property rights; or
•personal injury, diversity or discrimination claims.
We are subject to the risk of litigation and claims that may be without merit. At present and  from time to time, we, as well as our past and present officers, directors and employees are and may be named in legal actions, regulatory investigations and proceedings, arbitrations and administrative claims and may be subject to claims alleging the violations of laws, rules and regulations, some of which may ultimately result in the payment of fines, awards, judgments and settlements. We could incur significant legal expenses in defending ourselves against and resolving lawsuits or claims even if we believe them to be meritless.
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
We have membership to over 60 exchanges (including the LME, Chicago Mercantile Exchange
(“CME”), Dubai Gold & Commodities Exchange (“DGCX”), Singapore Exchange (“SGX”), European New
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
We use various Clearing Houses and settlement systems, such as T2 and Clearstream, across our businesses. Loss of access to, or restrictions on our use of, these services due to non-compliance with membership or participants’ requirements or other regulatory changes, credit or reputational issues or for other reasons could impact our ability to carry out our activities. Exchanges, Clearing Houses or other relevant counterparties have in the past and may in the future fail to perform their obligations or take certain actions in response to, for example, market volatility, which has in the past and may in the future result in us and our clients experiencing financial losses and margin calls.
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

Laws, regulations, policies, social attitudes, client preferences, market responses and technological developments and innovations relating to climate change and the transition to a lower carbon economy could also adversely affect our business, financial condition, results of operations and prospects. See Item 3D “Risk Factors – Sustainability and environmental, social and governance factors are key and growing focus areas for politicians, policy makers, regulators, investors, activists and consumers worldwide. If we fail to keep pace with the growing body of legislative and regulatory reform in this area and regulator and client expectations, our business may be adversely affected.
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
When acquiring a business, we have in the past and may in the future enter into an agreement with the seller to acquire either the entire share capital of the target company or all or certain assets of the target company. If we identify a specific matter during the due diligence process that could expose us to litigation or other material risks, we may structure the transaction so that instead of acquiring the target company from the seller, we acquire substantially all the assets of such company but exclude specific liabilities from the transaction. In such case, the company and the excluded liabilities would remain with the seller.
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
Even where we are not directly involved in regulatory or legal proceedings, our reputation and/or the reputation of our acquired companies may be adversely affected by pre-acquisition events. For example, in June 2023, the FCA in the United Kingdom fined ED&F Man Capital Markets Limited (now called MCML Limited), the U.K. subsidiary of ED&F Man Holdings Limited that we did not acquire, £17.2m for failing to ensure that certain dividend arbitrage trading activities that its clients carried out between
February 2012 and March 2015 were legitimate. Liability for these activities remained with the ED&F group, as we had identified these activities as a risk during our due diligence process and intentionally structured our acquisition of ED&F Man Capital Markets in the United Kingdom as an asset sale to exclude any such losses or liabilities. However, our association with ED&F Man Capital Markets Limited and the press coverage of the fine caused us to contact certain press agencies to correct certain facts from the way they were initially reported. We have also been incorrectly served with legal proceedings in connection with the same activities.
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
Since 2019, we have made numerous acquisitions of varying sizes in the United Kingdom, United
States, Asia-Pacific region and Europe, including CSC Commodities UK Limited, the business and assets of the Rosenthal Collins Group LLC, X-Change Financial Access LLC (“XFA”), the U.K. business of and certain U.S. entities from ED&F Man Capital Markets, the brokerage business of and select entities from the OTCex/HPC group, Cowen’s legacy prime services and outsourced trading business and the
Winterflood business. A significant portion of our historical growth has been achieved through strategic acquisitions. We believe acquisitions will continue to form a central pillar of our growth strategy going forward. Our ability to successfully identify and complete further acquisitions will depend on many factors, including:
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
Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. These policies and procedures rely on a combination of technology and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature, are based on internally developed controls and observed historical market behavior and also rely on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. In addition, our policies and procedures may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing software or hardware failures.
Changes to our risk policies and procedures accommodating increased risk tolerance will increase the Firm’s exposure to greater losses.  For example, the Firm has aligned the value-at-risk methodology used by different business lines. However, coverage is not complete, and work is ongoing to incorporate specific exotic products.  We recognize this limitation by applying a wide range of stress testing, both on individual portfolios and on our consolidated positions. We continue to develop our VaR framework and risk sensitivities to help us ensure a more consistent method of risk management for all desks. However, there can be no assurance that these measures will be effective in identifying or mitigating all risks, and any failure to accurately measure or manage our risk exposure could have a material adverse effect on our business, financial condition, and results of operations.
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
We may depend on our debt financing arrangements to fund margin calls and other operating activities. Any limitations on these sources of liquidity may limit our future growth potential. Our failure to fund margin calls and other operating activities, or a general lack of sufficient liquidity, may prohibit us from developing, enhancing and growing our business, taking advantage of future opportunities and responding to competitive pressure, any of which may adversely affect our business, financial condition, results of operations and prospects. We also rely on our structured notes program, under which we and our subsidiary Marex Financial issue warrants, certificates or notes, including auto callable, fixed, stability and credit-linked notes with varied terms (the “Structured Notes Program”), as an important source of liquidity. As of December 31, 2025, we had $4,226.1m debt securities outstanding under the Structured
Notes Program, some which may be automatically redeemed if certain underlying conditions outside of our control are met. If a large amount of investors are able to redeem these debt securities, this could negatively impact our liquidity. If our Hedging and Investment Solutions business is unable to sell structured notes to investors, either because of a credit downgrade or for any other reason, this may limit our future growth, and we may need to raise additional funds externally, either in the form of debt or equity.
Changes to our credit ratings may impact our access to liquidity and future growth potential.
In addition to our Structured Notes Program, we have a Euro Medium Term Note Program
(“EMTN Program”), a public offer program, under which our subsidiary Marex Financial issues warrants, certificates or notes, including auto-callable, fixed, stability and credit-linked notes with varied terms (the
“Public Offer Program”), a Tier 2 Capital structured notes program within which Marex Financial, as issuer or co-issuer, can offer investors returns that are linked to the performance of a variety of asset classes
(the “Tier 2 Program”) and have issued a Fixed Rate Reset Perpetual Subordinated Contingent
Convertible Notes Program (“AT1 Securities”). We also have three SEC-registered programs under which we can issue different types of senior U.S. debt securities. On October 28, 2024, our Form F-1
Registration Statement under which we can offer, on a continuous basis, up to $700.0m in aggregate principal amount (or the equivalent thereof if any other currency) of senior notes due nine months or more from date of issue (the “F-1 Statement”) became effective, to and, on May 01, 2025, we filed a Form F-3
Registration Statement with the SEC under which we can offer senior debt securities, subordinated debt securities and contingent capital securities (the “F-3 Program) (the F-1 Statement and the F-3 Program
together the “Senior Notes Program” and the senior U.S. debt securities issued thereunder the “Senior
Notes”). On August 04, 2025, we filed a second Form F-3 Registration Statement with the SEC to offer senior debt securities (“Solutions Securities” and the Solutions Securities Program the “Solutions
Securities Program”). A downgrade of our or Marex Financial’s credit rating could have a material adverse effect on our ability to issue and sell the securities under the Structured Notes Program, EMTN Program,

Public Offer Program, the Tier 2 Program, the Senior Notes Program, the Solutions Securities Program or
to issue additional AT1 Securities, as, in either case, the securities would be less attractive to potential investors. Our clients’ confidence in our business may also be affected by any credit rating downgrade.
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
The Structured Notes Program, the Public Offer Program, the EMTN Program and the Senior
Notes Program are important sources of liquidity for our business. The value and quoted price of the structured notes issued under the Structured Notes Program and the Public Offer Program and notes issued under the EMTN Program, the Senior Notes Program and the Solutions Securities Program at any
time will reflect many factors and cannot be predicted. The following factors, among others, many of which are beyond our control, may influence the market value of the notes:
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
Changes in the above factors may adversely affect the value of the notes, including the price an investor may receive for the notes in a secondary market transaction. A decrease in the price an investor may receive for the notes may expose us to investor lawsuits and claims regarding potential mis-selling or accusations of misrepresentations regarding the notes. Such claims, and the associated reputational damage, may impact our ability to market, and investor demand for, these programs. Our failure to market these programs, or a lack of investor demand for the notes issued under any of these programs, may decrease our net liquidity reserves.
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
In recent years, there has been uncertainty as to the regulatory treatment of contingent convertible securities, like our AT1 Securities, in times of financial turmoil. For example, as part of the sale of Credit Suisse Group AG (“Credit Suisse”) to UBS Group AG (“UBS”) announced in March 2023, the
Swiss Financial Market Supervisory Authority issued a decree ordering the write-down of outstanding
Credit Suisse Additional Tier 1 instruments (the “AT1 Instruments”), comprising an aggregate nominal value of approximately CHF 16bn ($17.3bn). The write-down, which was implemented pursuant to the contractual terms of the AT1 Instruments, was enforced notwithstanding the ability of the holders of Credit
Suisse ordinary shares to receive consideration in connection with the sale to UBS.
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
The agreements governing our Credit Facilities, Structured Notes Program, Public Offer Program,
EMTN Program, Senior Notes Program, Solutions Securities Program and other debt impose significant operating and financial restrictions and limit our ability and that of our restricted subsidiaries to incur and guarantee additional indebtedness or make other distributions in respect of, or repurchase or redeem, capital stock and prepay, redeem or repurchase certain debt, among other restrictions.
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
We regularly review opportunities to diversify and expand our capital structure, and on October
30, 2024, following the launch of our Senior Notes Program, we completed an offering and received net proceeds of $596.7m. On May 01, 2025 we completed a further offering and received net proceeds of
$498.3m. As of December 31, 2025, we had $5,721.6m of outstanding debt securities, and any future
Senior Notes or other notes offered will increase our outstanding indebtedness. Any Senior Notes we may offer may subject us to further restrictions, including covenants that could restrict our ability to obtain additional financing in the future. The terms of such Senior Notes will be set out in an applicable prospectus supplement to the Senior Notes Registration Statement. Our indebtedness, including any increased indebtedness could have adverse consequences, including:
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

•the FCA in the United Kingdom;
•the AMF and the ACPR in France;
•ASIC in Australia;
•the Alberta Securities Commission and the Ontario Securities Commission in Canada;
•the Central Bank of Ireland;
•the Bank of Italy and Consob in Italy;
•the CMVM in Portugal;
•the CNMV in Spain;
•the BaFin in Germany;
•the JFSC in Jersey;
•FINMA in Switzerland;
•the SCA and the DFSA in Dubai;
•the SCA and FSRA in Abu Dhabi;
•the SFC in Hong Kong;
•MAS in Singapore;
•the CFTC, the SEC, FINRA, and the NFA in the United States; and
•the CMV in Brazil.
Our failure to comply with applicable regulatory requirements, including with respect to financial crime regulations (including those pertaining to sanctions, AML, anti-corruption, tax evasion and fraud), regulatory capital requirements, conduct of business, governance, reporting obligations and oversight of our internal control environment, could subject us to regulatory enforcement or other actions.
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
The loss of any FCA, CFTC, NFA, SEC, FINRA or other authorizations, permissions, licenses or registrations would limit our operations in the United Kingdom, the United States and other relevant jurisdictions. Because the United Kingdom and the United States contributed a significant proportion of our operating profit for the years ended December 31, 2025, 2024,and 2023, limitations on our operations in either of those jurisdictions would have a material adverse effect on our business. We also operate an
Organized Trading Facility (“OTF”) as defined in Directive 2014/65/EU on markets in financial instruments
(“MiFID II”) (including as implemented and on-shored (as relevant) in the United Kingdom and as amended from time to time) in three entities: Marex Spectron Europe Limited in Ireland, Marex SA in
France and HPC Investment Services Limited in the United Kingdom. The loss of permission to operate these OTFs could impact clients of our Agency and Execution business who require their trades to be executed on an OTF. This could cause certain of our clients to move their business to a competing OTF operator.
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
We may develop our activities, acquire new businesses or undertake other changes to our business that necessitate seeking additional regulatory permissions and/or affect the composition of our client base or the geographic markets in which we operate. For example, through our subsidiary Hamilton Court Foreign
Exchange Payments S.r.l., which we acquired in 2025, we hold a payments license issued by the Bank of
Italy that allows us to provide regulated payment services to our clients and, subject to obtaining relevant licenses, are looking to expand our payments business in other jurisdictions. This could bring us within the scope of new rules, regulations and registration requirements in various jurisdictions, including in relation to AML and counter-terrorist financing, safeguarding of client funds, consumer protection and operational resilience, which could increase our regulatory burden and require us to incur additional costs to develop systems and procedures to ensure compliance. It could also increase the risk of infringement of rules and regulations, which may have serious adverse impacts for our business.
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
Sustainability and environmental, social and governance factors are key focus areas for politicians, policy makers, regulators, government officials, investors, activists and consumers worldwide. If we fail to keep pace with the growing and diverging body of legislative and regulatory reform in this area and regulator and client expectations, our business may be adversely affected.
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
For example, on March 6, 2024, the SEC finalized rules on climate-related disclosures, including with regards to greenhouse gas (“GHG”) emissions and certain climate-related financial statement metrics. We are continuing to assess the scope and impact of these rules given the subsequent legal challenges against the rules and the SEC’s decision on March 27, 2025 to end its defense of the rules.
Further, in October 2023, the State of California adopted new climate-related laws, two of which are being challenged in the federal courts, that will require certain covered entities to disclose their GHG emissions, provide a climate-related financial risk report, as well as publish information about the offsets and/or reduction claims annually on their website. Similar GHG emissions disclosure laws have been proposed and passed in other states. We continue to assess the scope and impact of the adopted and proposed
U.S. federal and state rules, as well as their subsequent legal and political challenges.
The European Union’s Corporate Sustainability Reporting Directive (“CSRD”), the International
Sustainability Standards Board (“ISSB”) and the sustainability and climate disclosure standards, the
California climate-related laws and the final SEC climate-related rules, to the extent the two California laws and the SEC rules survive legal challenges, will each require or otherwise result in significant new sustainability disclosures from various in-scope entities, which we expect will impact us directly and indirectly and result in increased costs and potentially impact our business or reputation to the extent our disclosures are deemed inadequate or false and misleading. In addition, in June 2023, the ISSB, an entity founded by the IFRS Foundation, finalized its first two IFRS Sustainability Disclosure Standards covering sustainability-related financial information and climate-related disclosures. Various countries have indicated their intent to incorporate, account for or otherwise adopt these ISSB standards as law, including the United Kingdom, Canada, Hong Kong, Singapore, Nigeria, Japan, New Zealand and
Australia. For example, the U.K. Department for Business and Trade is in the process of finalizing and implementing UK Sustainability Reporting Standards (“U.K. SRS”) which are based on the first two IFRS
Sustainability Disclosure Standards and consequently, the FCA is in the process of replacing the current
Task Force on Climate-Related Disclosures-aligned disclosure regime for in-scope companies with a UK listing with a U.K. SRS-aligned disclosure regime. The final U.K. SRS and FCA rules are expected in
2026. The U.K. Government intends at a later date to also introduce U.K. SRS-aligned disclosure requirements for private companies. In January 2023, the CSRD took effect. This directive, as implemented by E.U. Member State legislation, will result in various sustainability disclosures being provided by various entities, including us and our clients, on a phased basis. On July 25, 2024, the
Corporate Sustainability Due Diligence Directive (“CSDDD”) entered into force. The CSDDD aims to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. However, on November 8, 2024, the European Commission indicated that the
CSRD, the CSDDD and a related E.U. Taxonomy Regulation will be consolidated into an “omnibus simplification package”. On February 26, 2025, the European Commission published its first omnibus package. This first omnibus package regarding sustainability contains a set of legislative proposals designed to reduce administrative burdens by amending a range of existing E.U. sustainability frameworks, including proposals to amend the CSRD, CSDDD and the E.U.Taxonomy. While certain of these proposals have now entered into force (including the stop-the-clock Directive which postponed
CSRD reporting requirements for certain companies and the transposition deadline/initial application of
CSDDD), others are still going through the legislative process (including the most substantive set of amendments to CSRD and CSDDD in the “Detailed Directive”) and others are at earlier stages of discussions (including the revisions to European Sustainability Reporting Standards and the amendments to the technical screening criteria for the Taxonomy Climate and Environmental Delegated Acts). Where
the amendments will be implemented via an EU Directive, they will also require Member State transposition in order to be effective.
The stop-the-clock Directive entered into force on April, 17 2025 and was required to be transposed by E.U. Member States by December, 31 2025. In respect of the Detailed Directive, the amended CSRD requirements are intended to begin to apply on a phased basis, beginning to apply to certain firms for reports covering the 2027 financial year, and CSDDD is now intended to instead begin to apply from July,
26 2029.
The omnibus amendments will reshape E.U. sustainability landscape, including by targeting only the largest companies and alleviating smaller companies from compliance burdens. As a result the potential impact of the CSRD, CSDDD and E.U. Taxonomy on us and our clients continues to evolve and there remains significant uncertainty in this area.
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
level. In the U.K., we may be impacted by the intended implementation of the U.K. SRS , and the U.K.’s
Sustainability Disclosure Requirements (“UK SDR”). Moreover, the U.K. SDR regime contains investment labels, disclosure and naming and marketing rules which apply to U.K. asset managers and requirements for distributors of investment products to retail investors in the U.K. . The regime is accompanied by an anti-greenwashing rule, which is applicable to all regulated firms. HM Treasury is considering extending the regime to overseas funds and the FCA is considering potential future extensions to pension products and insurance-based investment products. In addition, in August 2025, the FCA also announced that it intends to streamline its sustainability reporting framework by simplifying disclosure requirements and increasing international alignment. Meanwhile, in the E.U., the European Commission continues to consider potential reforms to the Sustainable Finance Disclosure Regulation (“SFDR”) and on November,
20 2025 the European Commission published its proposals for the revision of SFDR, commencing the legislative process with the European Parliament and European Council, aiming to simplify the existing
SFDR rules, reduce administrative burdens and address issues in relation to the existing regime. In addition, the EU ESG Ratings Regulation (Regulation 2024/3005), which provides the EU regulatory regime for ESG ratings providers, entered into force on January, 2 2025. In the UK, on December, 1 2025 the FCA published a consultation paper (CP25/34) on its proposed approach to the regulation of ESG ratings. New ESG requirements could also materially affect the business and financial condition of our clients and the way they conduct their business, which could indirectly affect us.
The regulatory landscape for sustainability and climate-related disclosures has evolved significantly. While these developments have reduced the immediate scope and burden of certain proposed requirements, the ultimate form, timing, and applicability of these regulatory frameworks remain uncertain and subject to ongoing legislative, regulatory, and judicial processes.
A lack of harmonization globally and within jurisdictions in relation to ESG legal and regulatory reform could lead to a risk of fragmentation in group-level priorities as a result of the different pace and definition of sustainability transition across global jurisdictions. This may create conflicts across our global business, which could risk inhibiting our future implementation of, and compliance with, rapidly developing
ESG standards and requirements. Failure to keep pace with the sustainability transition could impact our competitiveness in the market and damage our reputation, resulting in a material impact on our business.
In addition, failure to comply with applicable legal and regulatory changes in relation to ESG matters may attract increased regulatory scrutiny of our business and could result in penalties, fines and/or other sanctions being levied against us as well as lawsuits or other proceedings.
Sustainability-related practices differ by region, industry and issue and are evolving accordingly.
Our sustainability-related practices or assessment of such practices may change over time. Similarly, new sustainability requirements imposed by jurisdictions where we do business may result in additional compliance costs, disclosure obligations or other implications or restrictions on our business and/or operations.
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
Further, we purchase carbon offsets to help balance our carbon and energy footprints and have incorporated carbon offsets into our renewable product offering. If the cost of carbon offsets were to materially increase or if we were required to purchase a significant number of additional offsets, our cost to obtain these offsets could increase materially, which could impact our ability to meet our environmental sustainability objectives or our financial performance. Additionally, we could experience in the future claims or complaints related to our purchase of such offsets or the verification of the carbon offset programs from which we purchase, as they relate to our statements regarding carbon neutrality and net-
zero goals.
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
We have communicated, and may in the future communicate, certain additional ESG-or climate-related initiatives and goals to our stakeholders. These initiatives and goals could be difficult and expensive to quantify and implement. In addition, such initiatives and goals are subject to risks and uncertainties, many of which may not be foreseeable or may be beyond our control. We may be criticized for the scope or nature of such initiatives or goals, for any revisions to such initiatives or goals, for failing, or being perceived to have failed, to achieve such initiatives or goals, or for establishing ESG-related initiatives and goals at all. Even if we are effective at addressing such initiatives or goals, we may also attract negative attention from stakeholders with diverging views on sustainability and ESG.
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
Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.
If we are required to become a benchmark administrator to carry on our business, we may need to incur significant time and costs to comply with the additional requirements. If we inadvertently act as a benchmark administrator without appropriate authorization, we would be exposed to the risk of regulatory action. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects. Further, amendments to the E.U. Benchmarks Regulation took effect from 1 January 2026, narrowing its scope of applicability, and in December 2025 His Majesty’s
Treasury published a consultation proposing to replace the UK Benchmarks Regulation with a new specified authorized benchmarks regime. The impact of any such resulting changes to the E.U. and U.K.
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
In relation to cross-border transfers of Personal Information, case law from the Court of Justice of the
European Union (“CJEU”) states that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate Personal Information transfer mechanism) alone may not necessarily be sufficient in all circumstances on its own and transfers must be assessed on a case-by-case basis. We expect the existing legal complexity and uncertainty regarding international Personal Information transfers to continue and international transfers to the United States and to other jurisdictions to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to international transfers of Personal Information continue to develop, we could suffer additional costs, complaints and/or regulatory investigations,

sanctions and/or fines, we may have to stop using certain tools and vendors and make other operational changes, we may have to or elect to implement revised international Personal Information transfer mechanisms for intragroup, client and vendor and/or such developments could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.
Failure to comply with the GDPR could result in penalties for non-compliance. Since we are subject to the supervision of relevant data protection authorities under both the E.U. GDPR and the U.K.
GDPR, we could be fined under each regime independently in respect of the same breach. Penalties for breaches (in the worst case) are up to the greater of €20.0m / £17.5m (as applicable) or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions).
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
In the United States, there are numerous federal, state and local regulations on privacy, data protection and cybersecurity that govern the processing of Personal Information. The scope of these laws and regulations is expanding and evolving and may be subject to differing interpretations. For example, we are considered a “financial institution” under the federal Gramm-Leach Bliley Act (the “GLBA”). The
GLBA regulates, among other things, the use of certain information about individuals (“non-public personal information”) in the context of the provision of financial services, including by banks and other financial institutions. The GLBA includes both a “Privacy Rule,” which imposes obligations on financial institutions relating to the use or disclosure of non-public personal information, and a “Safeguards Rule,”
which imposes obligations on financial institutions and, indirectly, their service providers to implement and maintain physical, administrative and technological measures to protect the security of non-public personal information. Any failure to comply with the GLBA could result in substantial financial penalties.
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
We cannot predict how future Privacy Requirements, or future interpretations of current Privacy
Requirements,  will affect our business or our clients, and the cost of compliance. Changes in these
Privacy Requirements across different jurisdictions could impact our ability to deploy our services in multiple locations. Any failure or perceived failure to comply with the Privacy Requirements could expose us to legal proceedings, material monetary damages, and injunctive relief, fines and penalties and could result in reputational damage, loss of clients, or higher operating costs, which may materially adversely
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
Short sellers of our shares may be manipulative and may drive down the market price of our ordinary shares.
Short selling is the practice of selling securities that the seller does not own but has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. It is therefore in the short seller’s interest for the price of the stock to decline, and some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, often involving misrepresentations of the issuer’s business prospects and similar matters calculated to create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the stock short.
As a public entity, we have in the past and may in the future be the subject of concerted efforts by short sellers to spread negative information in order to gain a market advantage. The publication of misinformation may also result in lawsuits, the uncertainty and expense of which could adversely impact our businesses, financial condition, and reputation. For example, in August 2025, we were the subject of a short-seller report, which was followed in October 2025 by two separate class actions that were filed against us in the United States District Court for the Southern District of New York repeating the allegations made in the August 2025 short seller report. There are no assurances that we will not face short sellers' efforts or similar tactics in the future, and the market price of our ordinary shares may decline as a result of their actions.
We are, and may be in the future, subject to securities litigation, which could lead to financial and reputational losses and divert management attention.
The price of our ordinary shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We have in the past and may in the future be the target of this type of litigation, which could result in substantial costs, the diversion of management’s attention and resources and an adverse determination, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
The market price of our ordinary shares could be negatively affected by future issuances and sales of our ordinary shares.
Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. The ordinary shares issuable pursuant to the equity awards we grant are freely tradable without restriction under the Securities Act, except for those that are subject to the lock-up arrangements as described in our final prospectus filed with the SEC on October 31, 2024 pursuant to
Rule 424(b)(4) and for any of our ordinary shares that may be held or acquired by our executive officers, directors and other affiliates, as that term is defined in the Securities Act, which will be controlled under the Securities Act.
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
•the sections of the Exchange Act that impose liability for insiders who profit from trades made in a short period of time;
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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Additionally, in June 2025, the SEC issued a concept release soliciting public comments on potential changes to the definition of a foreign private issuer. If the SEC amends the conditions to being a foreign private issuer and we cannot meet the new conditions, or if the SEC substantially reduces the accommodations accorded to foreign private issuers, then even if we maintain our status as a foreign private issuer, we may be subject to more stringent requirements. Either of those outcomes could significantly increase our compliance costs and require substantial changes to our practices, since we will not be able to rely on the exemptions available to foreign private issuers listed above.
We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
As a public company, we are required to comply with Section 404 (“Section 404”)of the Sarbanes
Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires, among other things, that we establish and evaluate procedures with respect to our disclosure controls and procedures and are required to report on the effectiveness of our internal control over financial reporting.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report on
Form 20-F”),in the course of preparing our financial statements for the fiscal years ended December 31,
2024, 2023 and 2022, we identified material weaknesses in our internal control over financial reporting related to: (i) the lack of maintaining a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements; (ii) the lack of designing and maintaining an effective risk assessment process, which led to improperly designed controls; (iii) the lack of maintaining appropriate control activities to support the review of account reconciliations and balance sheet substantiation, the appropriate segregation of duties over manual journal entries and rights over access administrative controls and (iv) the failure to document, thoroughly communicate and monitor control processes and relevant accounting policies and procedures. While significant remediation work was undertaken during 2025, as more fully described under Item 15. “Controls and Procedures” of this
Annual Report, as of December 31, 2025, our management concluded that the following material weaknesses existed, as we did not: (i) design and maintain effective controls over information technology
(“IT”) general controls related to user and privileged access to certain systems and data that support our financial reporting processes (as a result, certain of our process-level IT dependent manual and automated controls that rely upon the affected IT systems, or information coming from these systems, were also deemed ineffective); and (ii) design and maintain effective controls over balance sheet account substantiation, including reconciliations.
To address the remaining material weaknesses identified above, our continued and planned remediation efforts for 2026 will include taking comprehensive action to address the material weaknesses described above. These actions will include, among other things: (i) enhancing the design and consistent execution of IT General Controls around user access including end user, system and privileged accounts for systems supporting financial reporting through implementation of automated workflows and enhanced governance and monitoring controls; (ii) additional training and strengthening of governance, review and oversight of balance sheet substantiation controls, reinforcing policies and ensuring that standard operating procedures are followed to enable consistent execution; and (iii) targeted action plans to supplement and enhance the design of existing controls over balance sheet account substantiation, including reconciliations, to meet required standards.
Our remediation is subject to ongoing review by our executive management team and oversight by our Audit and Compliance Committee. We cannot assure you that these measures will improve or remediate the material weaknesses described above. Although we have made progress towards remediation, we have not yet designed all components of our remediation plan and these remediation efforts will require validation and testing of the design and operating effectiveness of internal control over financial reporting over a sustained period of financial reporting. As a result, the timing of when we will be able to remediate the material weaknesses is uncertain, and we may not remediate these material weaknesses during the year ending December 31, 2026 or any subsequent periods thereafter.
If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting and the price of our securities may be adversely affected, and we may be unable to maintain compliance with the applicable stock exchange listing requirements. Implementing any appropriate changes to our internal control over financial reporting may divert the attention of our management and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business.
We are subject to Section 404, which requires that we include a report of management on our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we identify any additional material weaknesses in our internal control over financial reporting in the future, or if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could result in the restatement of our financial statements and cause investors to lose confidence in our reported financial information.
This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
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
At our 2025 annual general meeting, our shareholders approved an ordinary resolution authorizing our Board to allot equity securities up to an aggregate nominal value of $37,621.44, representing one-third of our issued ordinary share capital as at March 31, 2025, provided that the authority shall expire at the end of our next annual general meeting or, if earlier, on the date that is 15 months from the date of the resolution, being August 28, 2026. This authorization will need to be renewed, or a new authorization approved, by our shareholders prior to or upon its expiration.
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
At our 2025 annual general meeting, our shareholders approved a special resolution to disapply pre-emption rights for the allotment of equity securities or sale of treasury shares up to an aggregate nominal value of $11,286.43, representing approximately 10% of the issued ordinary share capital of the
Company, as at March 31, 2025. Our shareholders approved this disapplication to be effective until the end of our next annual general meeting or, if earlier, on the date that is 15 months from the date of such resolutions, being August 28, 2026. This disapplication will need to be renewed, or a new disapplication of preemptive rights approved, by our shareholders prior to or upon its expiration.
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
We may seek additional capital through a combination of public and private equity offerings, debt financings and strategic partnerships and alliances. For example, we filed the Senior Notes Registration
Statement with the SEC to offer, on a continuous basis, up to $700.0m in aggregate principal amount, or the equivalent thereof in any other currency, of Senior Notes and on October 30, 2024 we completed an offering under this Registration Statement and received net proceeds of $596.7m. On May 1, 2025 we completed a further offering and received net proceeds of $498.3m. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms of the securities may include liquidation or other preferences that may be senior to your rights as a holder of ordinary shares. Any indebtedness we incur, including through the issuance of Senior Notes, would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us and holders of our ordinary shares.
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
Our principal executive offices are located at 155 Bishopsgate, London, EC2M 3TQ, United
Kingdom and 140 East 45th Street, 10th Floor, New York, New York 10017. The telephone numbers at these addresses are +44 2076 556000 and (212) 618-2800, respectively.
Our agent for service of process in the United States is Marex Capital Markets Inc. located at 140
East 45th Street, 10th Floor, New York, New York 10017.
For a description of our principal capital expenditures and divestitures for the three years ended
December 31, 2025 and for those currently in progress, see Item 5. “Operating and Financial Review and
Prospects”; and Notes 15 and 16 to our consolidated financial statements included elsewhere in this
Annual Report.
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
B.Business Overview
Our Company
We provide market access, infrastructure services and essential liquidity to clients across global commodity and financial markets. The Group provides comprehensive breadth and depth of coverage across four services: Clearing, Agency and Execution, Market Making and Hedging and Investment
Solutions. It has a leading franchise in many major metals, energy and agricultural products, with access to more than 60 exchanges. Marex has over 3,400 active clients, including some of the largest commodity producers, consumers and traders, banks, hedge funds and asset managers. With more than 50 offices worldwide, the Group has over 3,000 employees across Europe, Asia and the Americas.
Our History
Established in 2005, the transformation of our business has accelerated over the last several years, beginning with the majority acquisition by a group of investors advised by JRJ Ventures LLP in
2010.
Since then, we have expanded into new products and geographies through investments in new business divisions and hiring talented people, and undertaking several strategic acquisitions. In doing so, we grew our client base, deepened our relationships with clients and diversified our business. In 2022, we acquired the global clearing and agency and execution businesses of ED&F Man Capital Markets. This acquisition significantly enhanced our geographic presence and market position in the Americas, APAC and the Middle East, increased our position in the financial securities asset class and provided a platform for further expansion. In 2023, we acquired Cowen’s legacy prime services and outsourced trading business, which further expanded and diversified our product offering in financial securities and our U.S.
client base.
On April 24, 2024, the Group’s registration statement on Form F-1 related to its initial public offering (“IPO”) was declared effective and, on April 25, 2024, the Group’s ordinary shares began trading on the Nasdaq Global Select Market under the symbol “MRX”.

Throughout 2025, the Group strengthened its service offering and broadened its capabilities across key jurisdictions through a series of strategic acquisitions. These included: Winterflood Securities
– a leading UK equity market maker; Valcourt – a Geneva-based fixed income specialist; Agrinvest
Commodities – a Brazilian agricultural commodities business; Hamilton Court Group – a UK foreign exchange (FX) specialist; Edgemere Terminals Limited – an LME-registered warehousing and logistics provider specialising in non-ferrous metals; and Darton Commodities – a UK-based cobalt trading firm.
Our continued evolution has been underpinned by attracting and retaining exceptional talent, which we regard as our greatest asset. This commitment enables us to deliver innovative products, insightful solutions, and consistently high-quality service to our clients.
Our Principal Services
We provide broking and other essential specialist services to counterparties operating in the major wholesale and exchange-traded commodity markets in the United Kingdom, Europe, North America and certain markets in APAC and South America. Our services are divided into four core businesses:
Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions, from which we derived 26%, 52%, 12% and 10%, respectively, of our revenue for the year ended December 31, 2025.
Clearing
We provide clients with execution and clearing services on over 60 regulated exchanges worldwide. We offer execution and clearing services in metals (both base and precious), agricultural products (primarily soft commodities, which include cocoa, coffee, grains, livestock and sugar), energy and fixed income, digital assets and equity futures and options. Clients have access to voice, electronic and algorithm execution services for trades across all our principal markets.
Our clearing teams are based globally (London, New York, Chicago, Paris, Frankfurt, Abu Dhabi,
Singapore, Sydney, Hong Kong, Sao Paolo and Auckland). Our clearing activities are primarily concentrated on CME and ICE and we have strong presence on LME, Eurex, Euronext, SGX and ASX.
We also clear fixed income treasuries and repos as well as equities in the US. We are a Ring Dealer and one of nine Category 1 members on the LME, which allows us to trade LME contracts by open outcry in the ring, by telephone and electronically through LME select, to issue client contracts to clients and to clear trades on our own behalf and on behalf of our clients.
We act as principal on behalf of our clients and generate revenue through commissions earned on executing and clearing trades. We also generate interest income from client cash balances that we hold. Our Clearing fee pricing is determined on a client-by-client basis, based on factors including creditworthiness, client type and asset class (commodities, for example, have a higher commission rate on average than other asset classes, such as financial securities). We execute certain trades on behalf of other brokers on a “give-up” basis, meaning they are cleared by another exchange member.
We are required to post margins with exchanges and Clearing Houses. As a result, we require clients to provide margin deposits to cover initial and variation margins. We determine these margins based on the “position limit” for the relevant client, which represents the maximum exposure that a client can take. To facilitate on-exchange transactions, we grant margin credit facilities to selected clients for both initial and variation margins, particularly in our metals and agriculture businesses. Many clients are required to post collateral to secure credit, usually in the form of cash, cash equivalents, US government bonds or, on occasion, metal warrants. To help us manage potential credit risks, all client credit lines are uncommitted and can be cancelled at short notice. We also conduct daily margin calls.
Our Neon client portal complements our clearing capabilities with near real-time updates on transactions and exposures, which we believe allows our clients to efficiently manage their accounts and risk. We intend to expand our operations and exchange memberships in APAC, Latin America and
Canada.

Agency and Execution
Our Agency and Execution business provides essential liquidity and execution services to our clients, primarily through its Capital Markets and Energy divisions. We utilize market connectivity to match buyers and sellers to facilitate price discovery and to enable buyers and sellers to transact directly. We also provide execution services, where we execute transactions on a regulated exchange on behalf of our clients and then pass the transaction to the relevant counterparty or clearing house to settle and, in connection with our Prime Services, provide trade execution custody and clearing services. Our clients can trade with us through multiple channels, including voice, electronic and algorithmic, across all of our principal markets.
Capital Markets
Through our Capital Markets division, we offer liquidity, execution and risk management solutions to clients across global financial markets. Leveraging our international network, we connect buyers and sellers in products including equities, credit, financing, foreign exchange and rates, enabling price discovery and tailored hedging strategies. Through our Prime business, we also deliver comprehensive trading solutions for clients, including clearing, custody, capital introduction, portfolio financing and outsourced trading.
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
Energy
Our Energy division provides essential liquidity to clients by matching buyers and sellers in the
OTC energy market to facilitate price discovery.
Our Energy team operates globally, with offices in London, New York, Houston, Dubai, Singapore,
Tokyo and Sydney, and provides high-touch, hybrid and electronic services in OTC and listed contracts in oil, energy and environmental markets. We also provide market data, analytics and market commentary.
We offer Energy services across the energy complex, including gas, power, environmental and crude oil markets.
Our Energy division generates revenue through commissions from arranging trades and through the sale of OTC energy market data. Unlike our Clearing business, our Energy business does not require the use of credit lines.
Market Making
We provide Market Making services across major commodities markets for metals, agricultural products and energy. We also act in a market making capacity in respect of financial securities and certain product lines within our Capital Markets division, including in equities and corporate bonds and interest rate swaps products and through our Frontier FX desk. For the year ended December 31, 2025, we traded a total of more than 62 asset classes and had an average of 165 front-office FTEs in our
Market Making business. Our significant scale and broad market connectivity enable us to provide competitive prices on a principal basis in a wide variety of energy and commodity markets, which differentiates our business from many of our peers. We believe that our Market Making activities are principally concentrated on three key global exchanges: the LME, the CME and ICE.
We act as principal on Market Making transactions by buying and selling commodities and securities on an exchange for our own account, which increases liquidity in the relevant market. We believe we incur limited market risk from taking positions during our Market Making activities, as we do not take directional positions. The clients we serve in our Market Making business are categorized as producers and refiners (such as Codelco, ZiJin, Cooxupe, Glencore, Gasum and ElectroRoute),
consumers (such as Wendy’s, Nestle, Nordon and Energie260), Banks (such as Goldman Sachs, BNP
Paribas and RWE), and trading firms and asset managers (such as BlackRock, Wellington Management,
Glencore and Shell Energy). We generally hold positions for a short period, typically on an intraday or overnight basis, and conservatively manage risk limits as evidenced by our relatively low average VaR of approximately $3.8m, $3.2m and $2.5m for the years ended December 31, 2025, 2024 and 2023, respectively.
Other key tools in place for risk mitigation include sensitivity limits, concentration limits, stress testing limits and additional non-limit control measures. Furthermore, the Market Making business is positively levered to market volatility, which causes both trading volumes to increase and bid-ask spreads we capture to widen. We believe our prudent risk management approach enables us to achieve greater consistency in our profitability. For the year ended December 31, 2025, Market Making trading was profitable 87% of days, 100% of weeks and 100% of months; for 2024, Market Making trading was profitable 86% of days, 98% of weeks and 100% of months; and for 2023, Market Making trading was profitable 88% of days, 100% of weeks and 100% of months.
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
Hedging Solutions
The Hedging Solutions business provides our clients with tailored risk management solutions across a spectrum of markets, including agriculture (including grains, soft commodities, forestry and dairy), metals, energy (including biofuels), currency and interest rate markets. Clients include trading houses, producers and consumers as well as banks and distributors.
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
Financial Products
We launched Financial Products, our structured notes business, in 2018. The Financial Products division had 967, 770 and 333 clients in the years ended December 31, 2025, 2024, and 2023, respectively. These clients, include private banks, independent asset managers, pension funds and corporates such as Bondpartners SA, Bank J. Safra Sarasin, Julius Baer and Union Bancaire Privée. The
structured notes business provides our clients with Structured Notes and represents a way to diversify our sources of funding and to reduce the utilization of our Credit Facilities.
The structured notes business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products.
Our regulated subsidiary Marex Financial is the legal entity through which we conduct the structured notes business and Marex Group plc and Marex Financial are both issuers under our Structured Notes
Program. Marex Financial is rated BBB by S&P, and Marex is rated BBB- (outlook stable) by S&P and
BBB- by Fitch.
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
Information security and resilience remain core to our approach. As cyber threats grow more sophisticated, particularly with the rise of AI, we continue to strengthen our infrastructure. Our approach combines preventative safeguards, continuous detection and tested recovery processes, ensuring the firm can respond effectively to emerging risks while continuing to scale securely. By integrating security into our platform design and operational workflows, we support business growth without compromising client service, performance or reliability. Strong cyber resilience is therefore not only a protective measure, but a core enabler of sustainable expansion.
Artificial intelligence continued to advance across Marex during the year, moving from targeted initiatives to broader implementation across business lines. We deployed AI tools to enhance productivity, support risk analysis and deliver improved insights. Building on this foundation, we plan to extend AI capabilities further across the firm, scaling applications and exploring new opportunities that enhance client service, strengthen decision-making and support sustainable growth.
At the core of our technology offering are Neon and Agile, our digital portals providing electronic products and services across the trade lifecycle.
Neon
We launched Neon, our trading, risk and data platform, in 2020. Neon is Marex’s client portal, providing access to our services across the full trade life cycle. Our goal is to integrate acquired platforms into
Neon, giving clients a single, consistent view of the entire Marex offering. This allows clients to automate workflows, access analytics, and integrate directly with Marex systems, embedding them into our platform.  Neon can be accessed by multiple channels including via desktop and mobile. The number of
Neon users was approximately 24,000, 22,000, 16,000, 10,000, 8,000 and 2,000 for the years ended
December 31, 2025, 2024, 2023, 2022, 2021 and 2020, respectively. We calculate the number of users based on the number of subscribers that accessed the platform during each respective year.
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
Our Principal Markets
EMEA
We have offices in London, Paris, Versailles, Dublin, Milan, Frankfurt, Bruchköbel, Amsterdam,
Rotterdam, Lisbon, Madrid, Belfast, Geneva, the DIFC and Tel Aviv.
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
Regulated Entities”):
•Marex Financial is regulated in the United Kingdom by the Financial Conduct Authority
(“FCA”), in Italy by the Commissione Nazionale per le Società e la Borsa (“Consob”), in Dubai
by the Securities & Comissions Authority (“SCA”) and in Australia by the Australian Securities
and Investment Commission (“ASIC”);
•Marex Spectron International Limited (“MSIL”) is regulated by the FCA and by the Alberta
Securities Commission in Canada;
•Marex Capital Markets Inc. (“MCMI”) (UK Branch) is regulated by the FCA;

•Marex Prime Services Limited is regulated by the FCA;
•Marex FX Limited (formerly Hamilton Court Foreign Exchange Limited) is regulated by the
FCA; and
•HPC Investment Services Limited is regulated by the FCA.
Regulated Entities in the U.S.
The below is a list of all of our entities that are regulated in the United States (the “U.S. Regulated
Entities”):
•MCMI is regulated as an FCM by the CFTC, and is a member of and regulated by the NFA.
MCMI is also regulated by the CME (its designated SRO), and as a broker-dealer by the SEC and FINRA;
•MSIL is regulated as an introducing broker (“IB”) by the CFTC and is a member of and regulated by the NFA;
•Marex MENA Limited (“MML”)  is regulated as an IB by the CFTC and is a member of and regulated by the NFA;
•Marex Derivative Products Inc. ("MDPI") is a CFTC regulated swap dealer;
•Marex Securities Products Inc ("MSPI") is SEC regulated swap dealer;
•X-Change Financial Access LLC  is a CFTC and SEC regulated broker, is a member of and regulated by the NFA and the Chicago Board Options Exchange (“CBOE”) (in respect of the
CBOE, as its designated SRO);
•Marex Puerto Rico LLC (“MPR LLC”),  is regulated as an IB by the CFTC and is a member of and regulated by the NFA.
Regulated Entities in the E.U.
The below is a list of all our entities that are regulated in the European Union (the “E.U.
Regulated Entities”):
•Marex SA is regulated by the Autorité des marchés financiers (“AMF”) and the Autorité de
Contrôle Prudentiel et de Résolution (“ACPR”) in France. Marex SA has regulated branches in:
•Portugal (regulated by the Portuguese Securities Market Commission “CMVM”);
•Italy (regulated by the Consob);  and
•Sweden (regulated by the Financial Supervisory Authority “FI”).
•MSEL is regulated by the Central Bank of Ireland (“CBI”) and has regulated branches in
Germany (regulated by the German Federal Financial Supervisory Authority “BaFin”) and
Spain, (regulated by the Spanish National Securities Market Commission “CNMV”);
•Marex France SAS (“Marex AIFM”) is an Alternative Investment Fund Manager (“AIFM”)
regulated by the AMF in France;
•Arfinco SA is regulated by the ACPR in France;

•Hamilton Court Foreign Exchange Payments S.r.l. is regulated as a foreign exchange broker with the Banca d'Italia (“BDI”);
•Hamilton Court Foreign Exchange Securities Trading Company SIM S.p.A.is regulated as a foreign exchange broker with the BDI and has a branch in Spain that is regulated by the
CNMV.
Regulated Entities in other jurisdictions
The below is a list of all our entities that are regulated in jurisdictions other than the United
Kingdom, the United States or the European Union:
•Marex Spectron Asia Pte. Ltd. (“MSAPL”) is regulated by the Monetary Authority of Singapore
(“MAS”) in Singapore and the NFA in the United States;
•Marex Hong Kong Limited (“MHKL”) is a regulated broker with the Securities & Futures
Commission of Hong Kong (“SFC”) in Hong Kong;
•Marex Financial Services Hong Kong Limited (“MFS HK”) is a regulated broker with the SFC
•MML is a regulated broker with the Dubai Financial Services Authority (“DFSA”) in the Dubai
International Financial Centre (“DIFC”);
•Marex Australia Pty Ltd (“MAPL”) is a regulated broker with ASIC in Australia;
•Marex Capital (AD) Limited is a regulated broker with the Financial Services Regulatory
Authority in Abu Dhabi; and
•Ceres Assessoria de Investimentos Ltda. is regulated by the Securities and Exchange
Commission of Brazil (“CVM”) as an agricultural brokerage.
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
Misconduct both inside and outside the workplace can be relevant to FCA action. In December 2025, the
FCA published its final policy statement (PS25/23) on tackling non-financial misconduct in financial services. The FCA has amended its Code of Conduct (COCON) sourcebook to explain how non-financial misconduct can be a breach of the conduct rules and has published guidance on how non-financial misconduct forms part of the Fit and Proper test (FIT) sourcebook. With effect from 1 September 2026, serious misconduct such as bullying, harassment and violence will be a matter of regulatory concern at all
SMCR firms (including non-bank firms), aligning the conduct rules between banks and non-banks.
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
The FCA, alongside HM Treasury and the PRA, continue to work on the so-called “Edinburgh Reforms”
which, in part, focus on reviewing On-shored E.U. Regulation and determining what should remain in place under U.K. law and what should instead be revisited and potentially reformed (or deleted with no replacement or some combination of the foregoing). In January 2025, the FCA published its response to the Government's growth mission, outlining initiatives to reduce regulatory burdens, streamline its
Handbook, and simplify the Senior Managers and Certification Regime. In addition, the Government has published a Financial Services Growth and Competitiveness Strategy focusing on priority growth opportunities including fintech, sustainable finance, asset management and wholesale services, insurance and reinsurance and capital markets.This means the U.K. regulatory landscape will be subject to considerable flux in the coming years, which may result in an increased (or decreased) regulatory and compliance burden on the U.K. Regulated Entities as well as increasing divergence between the approach adopted by the U.K. Regulated Entities and group companies regulated in the European Union
(and elsewhere). Monitoring for and implementing these changes could represent a regulatory risk for us as well as necessitating increased legal and compliance spend.
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
In particular, FSMA 2023 gives the United Kingdom Treasury the power to designate a person who provides critical services to regulated firms as “critical.” This regime took effect on 1 January 2025 and allows the FCA together with the PRA and Bank of England to directly oversee critical services provided to regulated firms by designated critical third parties (that would otherwise be unregulated by the FCA)
and make associated rules in relation to such provision.The regulators have published final rules
(PS24/16 and PRA PS16/24) establishing operational risk and resilience requirements, incident reporting obligations and an oversight framework for critical third parties. However, the statutory obligations will only apply to a critical third party once HM Treasury has made a designation order in respect of that third party.
As at the date of this Annual Report, HM Treasury has not yet designated any critical third parties, although certain service providers to our United Kingdom entities may be designated in the future.
Risk Management, Compliance and Governance
The U.K. Regulated Entities must have robust risk management, compliance and governance processes so that they can be operated in accordance with the U.K. regulatory framework and with sound risk management processes. This includes the requirement to operate in accordance with U.K. operational resilience and outsourcing rules. Under the FCA and PRA's operational resilience requirements, firms were required to demonstrate by March 31, 2025 that they are able to remain within their stated impact tolerances for important business services when subject to severe but plausible stress scenarios. For
OTC derivatives transactions, such rules include a requirement in certain cases to centrally clear or apply
“risk mitigation techniques.”
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
The FCA has introduced the “Consumer Duty” designed to ensure that firms deliver good outcomes for retail clients. The duty applies primarily to firms providing services to retail clients, but it also has an impact when a wholesale firm is in a distribution chain and, as a result, affects outcomes for retail investors. This is in addition to existing product governance rules which require manufacturers and distributors of financial instruments to consider their suitability for the relevant target market and distribution strategy. In February 2025, the FCA removed the requirement for firms to have a Consumer
Duty Board champion, and has launched a review of FCA Handbook requirements under the Consumer
Duty with a view to simplifying requirements where they overlap with the Consumer Duty.
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
version (“E.U. MAR”). Both E.U. MAR and U.K. MAR contain prohibitions on insider dealing, unlawful disclosure of inside information and market manipulation, and provisions to prevent and detect these abuses.
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
Remuneration
We must comply with the “basic” and “standard” remuneration requirements contained in the Senior
Management Arrangements, Systems and Controls sourcebook (“SYSC”) 19G of the FCA Handbook. The
U.K. Regulated Entities are also required to comply with the “extended” remuneration requirements contained in SYSC 19G. SYSC 19G includes general requirements in relation to remuneration policy, governance and disclosure and specific requirements regarding the remuneration arrangements of individuals whose professional activities have a material impact on the firms’ risk profiles. Our remuneration committee ensures that our remuneration policies and practices are consistent with the requirements of SYSC 19G. In October 2025, the PRA and FCA published final rules (PRA PS21/25 and
FCA PS25/15) on reform of the remuneration rules for banks.
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
based and have E.U. domiciled AIFs, or (iii) have non-E.U. AIFs that market their units/shares within the
European Union to European investors. AIFMD prescribes various rules on the authorization, capital requirements and conduct of business of fund managers and the marketing of funds.
Marex AIFM is authorized under AIFMD to manage Marex Fund S.A. SICAV-RAIF and to perform certain other investment services permitted under AIFMD.
Changes to AIFMD in the EU have been adopted and came into force in April 2024; however, EU
Member States have two years after publication to transpose the rules into national law. This means the changes will apply from 16 April 2026. The Level 2 delegated acts and technical standards supporting
AIFMD II are being finalised, with key provisions taking effect between April 2026 and October 2027, including ESMA's revised Annex IV regulatory reporting technical standards and implementing technical standards which are not required to be finalised until April 2027, meaning certain enhanced reporting obligations will be phased in after the initial transposition date. These changes could increase the compliance burdens on our AIFM and AIFs.
In December 2025, the European Commission published a Market Integration and Supervision
Package as part of its Savings and Investments Union initiative, proposing further amendments to AIFMD.
Key proposals include the introduction of a depositary passport (permitting AIFMs to appoint a depositary located anywhere in the EU), streamlined cross-border marketing rules, and enhanced supervisory convergence powers for ESMA over large asset management groups. If adopted, these proposals would require transposition within 18 months of entry into force and could introduce additional compliance requirements for our AIFM and AIFs following shortly after the implementation of AIFMD II.
Changes to the UK’s version of the AIFMD regime are underway. In April 2025, HM Treasury published a consultation paper and the UK’s Financial Conduct Authority published a call for input on reforms to the UK AIFMD regime, both of which closed in June 2025. This is as a result of the so-called
Edinburgh Reforms, where AIFMD in its current format in the UK will be repealed at a future, to be determined date, and replaced with an updated UK regime. The amendments to the UK AIFMD regime are not yet final but the FCA has previously expressed a preference to make it “more proportionate”. The
FCA intends to consult on detailed rules in the first half of 2026, with final rules expected later in 2026.
Despite not yet having full visibility on the substance or scale of any amendment to the UK AIFMD regime, it is likely that it will result in material divergence between the UK and EU regimes, which may increase the compliance burden on, and associated costs to, our AIFM and AIFs, particularly where they market into the UK.
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
Data Privacy
Because we handle, collect, store, receive, transmit and otherwise process certain Personal
Information of our clients and employees, we are subject to federal, state, local and international laws related to the processing, privacy and protection of such data, including the GLBA and the CCPA in the
United States, and in Europe, the E.U. GDPR and the U.K. GDPR. Any significant changes to applicable
Privacy Requirements or regarding the manner in which we seek to comply with applicable Privacy
Requirements, could require us to make modifications to our products, services, policies, procedures, notices and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business. Please see Item 3D. “Risk Factors— Any actual or perceived failure to comply with laws, regulations, and other requirements relating to data privacy, security, the processing of Personal Information and cross-border data transfer restrictions could adversely affect our business, including through increased costs, legal claims, fines or reputational damage” for further details.
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
In recent years, we have developed environmental offerings to support our clients as they transition to a low carbon economy. We connect interested clients to environmental markets through extensive coverage of clean energy, biofuels, recycled metals and carbon management, including compliance and voluntary markets. We believe that the markets for these products will continue to grow given the focus of many governments and businesses, including many of our clients, in adopting decarbonization goals and increasing the focus on acting sustainably.
Since 2020, we have embarked on our sustainability journey. In 2025, we remain focused on our approach to sustainability, which is underpinned by our strategy. We seek to foster work environments where talent can thrive, as well as supporting the global green transition and reducing our own carbon footprint.
Our strategy is presented across environmental and social initiatives, underpinned by strong governance, policies and procedures to manage risks and opportunities. Our plans are supported by underlying measures used to monitor progress across our environmental strategy.
Social
We have a strong culture and deeply value respect, integrity and development. Our aim is to ensure we build a team of talented individuals and empower our team to drive our ambition for change across the business. We track our progress in this area by measuring employee engagement using the
Peakon methodology. From 2019 to 2025, these employee engagement scores have remained stable, even through transformational acquisitions. The UK mean gender pay gap increased to 23% in 2025, compared to 2024’s 21%. Marex also offers a comprehensive suite of well-being services that incorporate support for physical and mental health, including 24/7 access to counselling and emotional support.
In 2025, we launched our Women’s Affinity Network and nearly doubled our graduate intake from
2024, expanding opportunities for talent from a broad range of backgrounds. Alongside these initiatives,

we continue to nurture our human capital by supporting the wellbeing, and growth of our people, and by investing in the skills and development that enable long-term, sustainable success.
We actively promote awareness of our sector with the future workforce and seek to improve perceptions of the industry by engaging with local schools. In 2025, Marex volunteers in London supported a total of 163 students, belonging to 5 schools in the UK and representing, various backgrounds through career coaching and a range of bespoke events, including school talks through a charitable partnership with Future Frontiers.
Employees also contribute to charities that are meaningful to them and Marex matches these donations through its charity matching policy. In the year ending December 31, 2025, Marex donated
$335,000 to charities.
Environmental
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
In 2025, our environmental business continued to grow with revenues of $80.0m, an increase of
21% compared to 2024. This is 4% of our revenue and represents a clear opportunity for growth in the coming years. We saw organic growth in the fast-growing renewable fuels, renewable energy and recycled metals markets whilst we positioned ourselves for growth as carbon markets increasingly move towards regulated mechanisms. We also continued to invest in our environmental capabilities. Marex’s efforts to better serve clients that are interested in sustainability-linked products are demonstrated through targeted investments that complement our existing services and product segments. In 2025, we invested in Ruminant Biotech’s methane reduction technology. We also continued to grow our biofuels offering by adding a new team focused on physical biodiesel.
In the U.S., our newly-established transferable tax credits team launched a proprietary technology platform, hosted in Marex's client platform, Neon, allowing  clean energy developers to list their projects, and corporate buyers to find tax credits that suit their procurement needs.
We are focused on helping our clients and global economies achieve their decarbonization objectives. For instance, we are involved in developing Power Purchase Agreements, Renewable Energy Certificates
and European Carbon Allowances. As a technology-enabled business, we aim to find ways to integrate technology to help accelerate the lower carbon transition.
As well as providing connectivity to clients in the carbon markets, we are active in carbon offset origination through our partnerships with strong organizations.
This year, we invested in Ruminant Biotech to diversify our future carbon credit offering and support clients as they seek to achieve their sustainability goals.
We also continue to support The Global Mangrove Trust's conservation and restoration project in
North Sumatra, Indonesia. In 2025, the project increased the number of mangrove seedlings planted by over 130,000 and expanded its social programmes. The restoration component of the project is undergoing Gold Standard's registration process. Following the widespread floods in Indonesia, Marex has continued to support both immediate humanitarian needs and longer-term efforts to strengthen community and environmental resilience.
Additionally, after announcing our investment in Key Carbon's cookstove initiative in 2024, we have seen the project achieve the start of physical distribution in 2025.
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
As we support our clients in the green transition, we recognise our responsibility to address our own environmental footprint. Marex remains focused on improving energy efficiency across the Group and aims to become net-zero by 2050 or earlier. As part of the transition plan, our future objective is to drive down GHG emissions, where feasible, and offset residual emissions using carbon offsets. In the near term, we aim to offset our Scope 1 and 2 emissions with credible and verifiable carbon credits. In
2025, 1806 tCo2e was offset. These are purchased from the 001–OxC – The Global Mangrove Trust restoration and conservation project in North Sumatra. Marex has helped establish this project and is working in partnership with the Global Mangrove Trust, OxCarbon and Kumi Analytics to develop a credible, verifiable carbon sequestration methodology using remote, satellite-based verification (the
“OxCarbon Standard”). We have been using carbon credits from this project to offset Marex’s Scope 1 and 2 emissions since 2022 and will continue to do so. The Global Mangrove Trust project provides
Marex, our clients and the wider market with an inventory of high-quality carbon offsets, verified and issued under the OxCarbon Standard.
In 2024, we enhanced our data collection and internal reporting to measure our Scope 1 and 2 intensity ratio per full time equivalent (“FTE”) on a total and UK basis. In 2025, we maintain the same intensity ratio focus but also added visibility on our Scope 3 emissions. Assessments for reductions across the material categories (suppliers, business travel and employee commute) are underway with initial strategies already in motion.
Our Scope 1 emissions increased in 2025, mainly due to the acquisition of Agrinvest, where one of the offices utilises LPG. This contributed a disproportionate amount to our 2025 values compared to the previous year. In 2026, we will be reviewing options to address the increase due to this particular office.
Our location-based Scope 2 GHG emissions decreased in 2025. The change is due to enhanced electricity-reduction measures in our London Bishopsgate head office, a reduction in the UK Co2 electricity factor, and subletting some of our empty spaces. The global absolute electricity consumption
(kWh) increased in 2025. However, given Marex's rapid expansion, this measure is more representative on a per employee basis, where we saw a decrease.
Last year, we increased the completeness of our Scope 2 location-based GHG emissions, which were used to calculate our intensity ratios to 90%. In our UK head office, we used 100% renewable energy sources.
During 2025, the Group took steps to further develop our Scope 3 strategy and onboarded data in specific categories. We now report internally across 7 categories. Our focus for 2026 will build on the work conducted in 2025, both to continue to onboard data and to continue identifying which of the 15 categories of Scope 3 emissions under the Greenhouse Gas Protocol are either significant, material or relevant to our business. We then aim to strengthen our net zero strategy against this baseline.

We remain focused on reaching net zero by 2050 or sooner, and we have invested in sustainability data management tools, team resources and training to allow us to create a realistic transition plan in the years ahead.
C.Organizational Structure
The legal name of our company is Marex Group plc (the ‘Company’) which is incorporated in
England and Wales under the UK Companies Act. The Company is the parent company of a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. All of the
Company’s subsidiaries are, directly or indirectly, owned by the Company. See the Subsidiaries of the
Company included as Exhibit 8.1 to this Annual Report for a list of significant subsidiaries.
D.Property, Plant and Equipment
We lease our principal properties, which are used as office space. Our offices in London, United Kingdom consist of approximately 75,000 square feet of space leased through 2035. We also lease some additional shorter term swing space in the building.
Our material leases globally are listed in the table below. This includes all locations where we occupy
20,000 sq ft or more in aggregate:

Property Name	Sq Ft	City	Occupancy Type	Lease end Date
155 Bishopsgate, London EC2M 3TQ, level 2	15,188	London	Leased	August 11, 2028
155 Bishopsgate, London EC2M 3TQ, level 3	20,857	London	Leased	October 30, 2035
155 Bishopsgate, London EC2M 3TQ, level 4	16,813	London	Leased	October 30, 2035
155 Bishopsgate, London EC2M 3TQ, level 5	37,355	London	Leased	October 30, 2035
Riverbank House, 2 Swan Lane, London, EC4R 3AD	34,521	London	Leased	November 15, 2035
42 Rue Washington and 29 Rue de Berri, Floors 1 & 5, 1st & 4th Basement	21,701	Paris	Leased	January 10, 2033
222 W. Adams St, Suite 450, Chicago, Illinois 60606	21,580	Chicago	Leased	December 31, 2029
140 E 45th St 10th & 11th Floor, 2 Grand Central Tower, New York 10017	25,058	New York	Leased	July 31, 2030
EMEA
Our principal EMEA region offices are located in London and Paris as shown in the table above.
Americas
Our principal Americas offices are located in New-York and Chicago as shown in the table above. Our presence in Brazil consists of an aggregate of approximately 20,000 square feet of leased office space.
APAC
Our principal APAC offices are located in Hong Kong, Singapore and Sydney and consist of an aggregate of approximately 27,000 square feet of leased office space.
Other Locations
We also maintain a portfolio of additional leased spaces across the EMEA, Americas and APAC regions, reflecting a global footprint that evolves throughout the year.
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
The information relating to a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2024, as set forth under the heading “Management’s discussion and analysis of financial condition and results of operations” as described in our Form 20-F for the fiscal year ended December 31, 2024, is incorporated by reference.
Overview
We provide market access, infrastructure services and essential liquidity to clients across global commodity and financial markets. The Group provides comprehensive breadth and depth of coverage across four services: Clearing, Agency and Execution, Market Making and Hedging and
Investment Solutions. It has a leading franchise in many major metals, energy and agricultural products, with access to more than 60 exchanges. Marex has over 3,400 active clients, including some of the largest commodity producers, consumers and traders, banks, hedge funds and asset managers. With more than 50 offices worldwide, the Group has over 3,000 employees across
Europe, Asia and the Americas.
Our business is organized into four interconnected and supporting services, which combine to provide our clients with access to the full value chain in our industry from clearing to execution.
Clearing is at the heart of our business, providing the infrastructure that connects clients to global exchanges. We also offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are characterized by a deep understanding of products, markets and clients’ needs. Our five segments, which consist of our four reporting business segments (Clearing, Agency and Execution, Market Making and Hedging and
Investment Solutions) and our Corporate reporting segment, are:
•Clearing: Clearing is the interface between exchanges and clients. Clearing provides the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, Clearing acts as principal on behalf of our clients and generates revenue on a commission per trade basis. Clearing provides clearing services across markets including metals, agricultural products, energy and financial securities across different geographies.
•Agency and Execution: Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets. Our energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets to facilitate price discovery. We have significant positions in many of the markets we operate in, including key gas and power markets in
Europe; environmental, and crude markets in North America; and oil products globally.
We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams. Our Securities division provides essential liquidity and risk management solutions to clients across global financial markets.

Leveraging our international network, we connect buyers and sellers in equities, credit, financing, foreign exchange (FX), and rates, enabling efficient price discovery and tailored hedging strategies. Through our Prime Services business we deliver comprehensive solutions for institutional clients, including clearing, custody, capital introduction, portfolio financing, and outsourced trading.
•Market Making: Market Making acts as principal to provide direct market pricing to professional and wholesale counterparties, primarily within the metals, agriculture, energy and financial securities markets. The Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. The Market Making operations are diversified across geographies and asset classes.
•Hedging and Investment Solutions: Hedging and Investment Solutions offers bespoke hedging and investment solutions to our clients and generates revenue through a return built into the product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.
•Corporate: Corporate manages the control and support functions of the Group and provides operational support to the business functions. In addition, Corporate manages the Group’s funding requirements. Interest expense is incurred through debt securities issuance, which is recharged to other segments through inter-segmental funding allocations to reflect their consumption of these resources.
Recent Developments
(a) Interim dividend
The Group approved the payment of a dividend of $0.15 to be paid on March 31, 2026 to the shareholders on record at the close of business on March 16, 2026.
(b) Acquisition of Valcourt SA
On 22 October 2025, the Group announced that it had agreed terms to acquire Valcourt SA to enhance the Group's fixed income business. The acquisition will bring a substantial distribution offering which is consistent with the Group's strategy to add new clients and new capabilities to its platform to diversify earnings. The acquisition is subject to regulatory approval and is expected to complete early in the second quarter of 2026; accordingly, the related financial effect cannot currently be reliably estimated.
(c) Acquisition of Webb Traders
On February 05, 2026, the Group announced the acquisition of Webb Traders, a European equity derivatives market maker, to supplement its market making capabilities. The acquisition is expected to further enhance the Group’s established Equity Linked Structured Products platform and allow the Group to internalize hedging, enhance profit margins and provide better pricing for clients. Regulatory approvals are progressing, with completion expected in Q2 2026.

Key Factors Affecting Our Performance and the Comparability of Our Financial Results
Volatility in Commodity Prices and General Economic Activity Levels
We generate revenue primarily from commissions and the spreads we make facilitating and executing client orders as part of our Clearing, Agency and Execution, Market Making and Hedging
and Investment Solutions businesses. We generate revenues in our Agency & Execution, Market
Making and Hedging and Investment Solutions segments, where we act on a matched principal basis or as a market maker in commodities, securities and other financial instruments. These revenue sources depend substantially on client trading volumes, and commodity and other financial asset pricing levels, which are affected by a wide range of factors, many of which are beyond our control. These factors include volatility and pricing levels in commodities, currency, securities and inflation rates and general economic conditions and developments.
High volatility and rising commodity or financial instrument prices generally increase trading activity, whereas low volatility and declining pricing levels generally reduce trading activity and our revenue. Reductions in economic activity and growth levels, particularly in emerging markets, also reduce trading activity.
Geopolitical developments, including, but not limited to, the imposition of sanctions, tariffs or embargoes against a specific country or parties, civil unrest, terrorist activity, domestic military intervention or revolution and international armed conflicts, impact the production, availability and cost of certain commodities and other financial assets from time to time and can cause substantial volatility in related asset prices. For example, in recent years, the energy, grain, metals and securities markets have experienced significant volatility due to international armed conflicts and geographic tensions in various regions. Energy markets in particular have been affected by the extensive sanctions imposed by the United States, the European Union, the United Kingdom and
others on certain countries and their government officials, private individuals and companies. Such conflicts and sanctions have disrupted traditional supply chains, with producing regions accounting for significant portions of global exports. Following the introduction of sanctions and trade restrictions, the price of oil, gas and coal have experienced substantial increases. Given that certain conflict regions are large producers of grain for global markets, the disruption of trade flows has also significantly impacted activity in the agricultural markets. International armed conflicts and geopolitical tensions have also disrupted financial markets. Such significant increases in volatility have resulted in increased client activity and higher revenue in our business segments.
A reduction in the production or availability, or increase in the cost, of relevant commodities and other financial assets (or a market perception that changes with respect to these factors has or may become likely) generally results in increased volatility. In the short term, higher volatility generally leads to an increase in commodities and other financial assets trading volumes and revenues for our business. However, if geopolitical developments impact production or the availability of a relevant commodity for an extended period, trading volumes may be reduced.
Lower volumes of associated economic activity could also adversely impact our financial performance. The impact of any significant increase in volatility or disruption in commodity and other financial markets is seen most notably in our Market Making business.
There are generally fewer providers of liquidity during periods of volatility, which leads to wider bid-offer spreads and increased hedging activity. These conditions present us with an opportunity to increase our trading volumes and revenue in our Market Making business. In
Clearing, increased client trading volumes generally translate to higher commission revenue.
However, sustained periods of market stress or sharp market dislocation may adversely affect our businesses, particularly Clearing, by increasing intraday liquidity demands, margin requirements and default risk.

Interest Income
As part of our Clearing and Hedging and Investment Solutions businesses, we maintain large cash and financial instrument (including Treasury Bills) balances on behalf of clients with exchanges, Clearing Houses, brokers and banks. We also maintain our own cash balances. We earn interest on these balances and do not pay interest on all client balances. Accordingly, we are generally able to retain a significant portion of the interest we earn on such balances. Because of the size of our cash and holdings of investable securities, movements in interest rates can have a significant impact on the results of our operations and our financial condition. Our net interest income is also influenced by the interest we pay on debt securities and other financing arrangements.
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
Recent acquisitions, including businesses such as Hamilton Court Group, Aarna Capital
Limited, Agrinvest Commodities and Winterflood Securities, have strengthened our presence in the
Americas, Middle East, Europe and APAC. Acquisitions have also supported the scaling of Prime
Services and the broadening of our platform beyond traditional exchange volume-linked activity.
Acquisitions and investments in new capabilities may continue to extend our product breadth and client reach but we may also face operational challenges in integration which could adversely affect our financial results.
Industry Competition and Employee Compensation
The success of our business depends upon our ability to offer competitive products and services, which is underpinned by having a strong employee base, including front-office staff, who help to provide our competitive products and services to our growing client base.
Climate Change
We provide liquidity to and match counterparties across key energy markets, including crude oil, residual fuel oil, middle distillates, naphtha and gasoline, as part of our Agency and
Execution and Market Making businesses. Changes in laws, regulations, policies, social attitudes, client preferences, market dynamics and technological developments and innovations relating to climate change and the transition to a lower carbon economy have decreased the demand, and therefore the size, of the markets for certain energy products where we have historically had significant market shares (such as fuel oil). However, such changes have also created opportunities for us to expand into and capture market share in new energy products (such as renewables). The development and creation of new energy products are less predictable (such as wind power), which may lead to increased levels of volatility.
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
dollar. The results of our operations and our financial condition may therefore be significantly affected by movements in the exchange rates between the U.S. dollar and other currencies, particularly GBP and Euro.
As we have extensive operations in the United Kingdom, including significant back-office and other support staff and lease obligations for office space, any appreciation in GBP against the
U.S. dollar would increase our reported expense levels. As our levels of commissions earned are tied to the volume and pricing levels of commodities traded, any appreciation in the Euro against the U.S. dollar would lead to an increase in the level of our reported commissions from trading activity in commodities priced in Euro.
To minimize our exposure to exchange rate volatility, we use foreign exchange forward contracts to hedge our material future dated GBP commitments. These foreign exchange forward contracts are designated as cash flow hedges and have terms that do not exceed 24 months.
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
In recent years, regulators have developed new regulations and other reforms designed to strengthen the financial system and improve the operation of global financial markets. These regulations have impacted the way we conduct our business. For example, under the IFPR, a prudential regime for U.K.-authorized investment firms, we are subject to consolidated prudential supervision by the FCA.
To ensure regulatory compliance, we have invested, and expect to continue to invest, in our compliance and legal functions. We are also subject to routine and ad hoc internal and external regulatory inquiries and investigations. Additional regulation, inquiries or changes in rules promulgated by the authorities and regulators that oversee our business may also increase our compliance costs.
Applicable regulations also influence the behavior of our clients. In recent years, regulators have generally tightened the capital, leverage and liquidity requirements of commercial and investment banks and taken steps to limit or separate their activities to reduce systemic and contagion risk. The volumes of transactions our clients conduct with commercial and investment banks may be affected by their reactions to any such regulatory changes. Regulatory developments relating to certain asset classes also continue to evolve across various jurisdictions, which can impact our ability to offer certain services. In particular, the regulatory approach to digital assets is an area that is under constant review by financial services regulators. Applicable regulations may affect our ability to offer certain digital asset products and services, the pace at which we expand those activities and the costs of doing so.

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
We are responsible for executing and clearing the customers’ purchases and sales. As such, we act as principal, and our commission and fee income is recognized on a gross basis.
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
Net Trading Income
Net trading income includes realized and unrealized gains and losses derived from transactions in OTC derivatives, exchange traded derivatives, equity instruments, stock borrowing and stock lending, repurchase and reverse repurchase agreements, fixed income securities and foreign exchange. These transactions are the result of trading activity, being managed at fair value.
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
•Repurchase agreements and stock loans, held as part of our trading book, are managed at fair value. The fair value movements, including the realised gain or loss on settlement, and the interest derived from the activity is recorded within net trading income.
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
Net Interest Income
Interest income includes the interest earned on the cash and financial instruments balances held on behalf of our clients as well as on our own cash balances and the interest earned from investments in reverse repurchase agreements and U.S. Treasuries which are undertaken on our behalf instead of the facilitation of our market making and opportunistic trading activities. Interest income is calculated using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or the amortized cost of the financial liability.
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
Provisionally priced contracts are contracts where the price of the contract is subject to adjustments resulting from these contracts being priced against a future quoted price after settlement of the underlying commodity. Provisionally priced payables and receivables are measured initially and subsequently at their fair value through profit or loss until settlement and are presented within trade payables in the trade and other payables and trade debtors in the trade and other receivables line item in the statement of financial position.
Expenses
Compensation and benefits
Compensation and benefits are mainly comprised of wages and salaries including related employer national insurance contributions and similar taxes, share-based compensation expense (refer to
Note 33 to our consolidated financial statements included elsewhere in this Annual Report for further detail), as well as short-term employee benefits and retirement benefits. For short-term employee benefits, a liability is recognized for the amount expected to be paid if we have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. For retirement benefits, we operate defined contribution schemes. Payments to such defined contribution retirement benefit schemes are recognized as an expense when employees have rendered services entitling them to contributions.
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
Amortization of intangible assets relates to customer relationships, brands and software which all have a finite useful life. These intangible assets are amortized on a straight-line basis over the period we expect to benefit from using them. Software includes both hosted and internally developed software solutions.
Other Expenses
Other expenses mainly relate to expenses for professional fees, non-trading technology and support, trading systems and market data, occupancy and equipment rental, travel and business development, communications and bank fees.
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
Other Income
Other income relates mainly to a research and development tax expenditure credit and the fair value movements of an investment in a clearing exchange. The investment in the clearing exchange is measured at fair value through profit or loss since it is not held as a strategic investment.
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
A.Operating Results
For the years ended December 31, 2025 and 2024
The following table sets forth the results of operations for the years ended December 31,
2025 and 2024.

	Year Ended December 31,
	2025	2024
	(m)
	$	$
Consolidated income statement
Commission and fee income ...............................................................................................	1,823.0	1,618.1
Commission and fee expense .............................................................................................	(845.5)	(762.0)
Net commission income ...................................................................................................	977.5	856.1
Net trading income .............................................................................................................	851.9	492.4
Interest income ......................................................................................................................	912.8	765.2
Interest expense ....................................................................................................................	(760.2)	(538.1)
Net interest income ............................................................................................................	152.6	227.1
Net physical commodities income .................................................................................	42.1	19.1
Revenue ............................................................................................................................	2,024.1	1,594.7
Expenses
Compensation and benefits ............................................................................................	(1,234.2)	(971.1)
Depreciation and amortisation .......................................................................................	(36.1)	(29.5)
Other expenses ................................................................................................................	(353.9)	(306.3)
Net recovery of credit losses ..........................................................................................	0.7	1.7
Bargain purchase gain on acquisitions ..............................................................................	3.6	—
Other income .........................................................................................................................	7.4	6.3
Profit before tax from continuing operations ..............................................................	411.6	295.8
Tax ......................................................................................................................................	(103.7)	(77.8)
Profit after tax from continuing operations .................................................................	307.9	218.0
Loss after tax from discontinued operations ..............................................................	(0.2)	—
Profit after tax ......................................................................................................................	307.7	218.0
Revenue
Revenue increased by $429.4m to $2,024.1m (2024: $1,594.7m), with growth across all operating segments and contributions from acquisitions completed during the year.
Net Commission Income
Net commission income increased by $121.4m to $977.5m (2024: $856.1m), driven mainly by Agency and Execution, which rose $103.8m to $700.9m (2024: $597.1m). In Agency and
Execution, growth was led by Securities, with increases across Credit, Prime, FX, Rates and
Equities. The biggest growth area was Equities driven by growth across our equity derivatives and cash equities desks. This growth was supported by new product launches and entry into new markets which drove higher client engagement. Energy commission revenue also increased, underpinned by strong market conditions in the first half of 2025. Commission income growth was supported by Clearing, which increased $12.4m to $275.4m (2024: $263.0m) reflecting increased client activity and volumes, with contracts cleared increasing 15% to 1,280m (2024: 1,116m), supported by strong client retention, onboarding of new larger institutional clients and continued
expansion across regions. The remaining growth was driven by an increase in Market Making of
$5.2m to $1.2m (2024: loss of $4.0m).

Net Trading Income
Net trading income, rose by $359.5m to $851.9m (2024: $492.4m). Growth was led by
Agency and Execution, which increased by $271.7m to $333.0m (2024: $61.3m) reflecting growth in Securities, in particular the strategic expansion of Prime Services, as well as FX as we grew our offering following the integration of Hamilton Court. This was supported by growth in Solutions, which increased by $62.5m to $272.8m (2024: $210.3m) reflecting higher client activity across both
Financial Products and Hedging Solutions. The remaining growth was driven by an increase in
Clearing of $20.0m to $25.2m (2024: $5.2m) and Market Making of $5.3m to $220.9m (2024:
$215.6m).
Net Interest Income
Net interest income decreased by $74.5m to $152.6m (2024: $227.1m), driven by a nearly
100 bps reduction in average Fed Funds rates alongside higher funding costs. Higher funding costs reflected senior debt issuances in November 2024 ($600m) and May 2025 ($500m), alongside ongoing structured note issuance. These were partially offset by growth in average balances to
$18.3bn (2024: $13.5bn).
Net Physical Commodities Income
Net physical commodities income increased by $23.0m to $42.1m (2024: $19.1m), primarily reflecting higher sales volumes of physical recycled metal driven by increased demand from clients, and supported by growth in revenue generated from physical crude and petrochemicals. Hedging activity undertaken to mitigate the related market risk partially offsets a portion of these gains and is included as a reduction within trading income.
Expenses
Compensation and benefits
Compensation and benefits increased $263.1m to $1,234.2m (2024: $971.1m), reflecting higher performance-related compensation associated with stronger profitability and higher average
FTEs. Average Group FTEs increased 452 to 2,786 (2024: 2,334), reflecting the integration of acquisitions and our continued investment in technology, risk, finance and compliance capabilities.
Depreciation and amortization
Depreciation and amortization increased $6.6m to $36.1m (2024: $29.5m), primarily reflecting the depreciation and amortization of assets acquired during the year, including right-of-
use assets and property, plant and equipment, as well as continued investment in technology and infrastructure to support growth.
Other expenses
Other expenses increased $47.6m to $353.9m (2024: $306.3m). The increase was driven by the impact of acquisitions and continued investment in our technology infrastructure to accelerate business growth, alongside higher professional fees.
Tax
Tax expense increased by $25.9m to $103.7m (2024: $77.8m), broadly in line with the increase in profitability, with profit before tax rising to $411.6m (2024: $295.8m). As a result, the effective tax rate was 25% (2024: 26%).

Segment Revenue and Adjusted Profit Before Tax¹
Our Revenue and Adjusted Profit Before Tax¹ by operating segment is summarized below.
Years Ended December 31, 2025 and 2024

	Years Ended December 31,
	2025	2024
	(m)
Revenue	$	$
Clearing ...........................................................................................................................	528.2	466.3
Agency and Execution ..................................................................................................	1,049.2	695.2
Market Making ................................................................................................................	235.5	207.8
Hedging and Investment Solutions .............................................................................	196.8	161.5
Corporate ........................................................................................................................	14.4	63.9
Total Revenue ......................................................................................................................	2,024.1	1,594.7

Adjusted Profit Before Tax¹ ..............................................................................................
Clearing ...........................................................................................................................	261.5	247.3
Agency and Execution ..................................................................................................	280.9	107.9
Market Making ................................................................................................................	68.9	65.6
Hedging and Investment Solutions .............................................................................	43.5	42.0
Corporate ........................................................................................................................	(236.7)	(141.7)
Total Adjusted Profit Before Tax¹ ...................................................................................	418.1	321.1
1.  These are non-IFRS financial measures. See Section: ”Non-IFRS Measures and Key Performance Indicators” for
additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
Clearing
Clearing revenue increased by $61.9m to $528.2m (2024: $466.3m), supported by increases across all revenue line items: commission income, net interest income and net trading income. Clearing net interest income increased by $29.5m to $227.6m (2024: $198.1m) as average clearing client balances increased from $11.0bn in 2024 to $13.0bn in 2025, more than offsetting interest rate cuts during the year. Balance growth was broadly split between new client acquisitions and increased balances from existing clients. Clearing net commission income increased $12.4m to
$275.4m (2024: $263.0m), reflecting increased client activity and volumes as contracts cleared increased to 1,280m (2024: 1,116m). The remaining growth was driven by an increase in Clearing net trading income of $20.0m to $25.2m (2024: $5.2m).
Clearing Adjusted Profit Before Tax¹ increased by $14.2m to $261.5m (2024: $247.3m)
driven by revenue growth in all financial statement line items and higher clearing client balances.
Clearing  Adjusted Profit Before Tax Margin¹ decreased by 350 bps to 49.5% (2024: 53.0%), reflecting a change in revenue mix and continued investment in technology, market access and regional expansion to support future growth.

Agency and Execution
Agency and Execution revenue increased $354.0m to $1,049.2m (2024: $695.2m), reflecting strong growth in Securities and Energy.
Securities revenue increased $303.1m to $710.3m (2024: $407.2m), driven by Prime, which contributed $174.6m growth, as well as growth across FX (+$51.8m) , Equities (+$47.0m),
Rates (+$20.5m), Credit (+$9.9m) and other securities (-$0.7m).
Energy revenue increased $45.0m to $331.3m (2024: $286.3m), reflecting broad based growth across the platform, underpinned by strong market conditions in H1 2025 that drove record volumes, before activity moderated in the second half of the year.
Other Agency and Execution revenue increased by $5.9m to $7.6m (2024: $1.7m).
Agency and Execution Adjusted Profit Before Tax¹ increased $173.0m to $280.9m (2024:
$107.9m) and the Agency and Execution Adjusted Profit Before Tax Margin¹ increased by 1,130 bps to 26.8% (2024: 15.5%), reflecting growth in higher-margin activities, particularly Prime and
Securities financing, alongside productivity gains.
Market Making
Market Making revenue increased $27.7m to $235.5m in 2025 (2024: $207.8m), driven by strong growth in Metals, Securities and Energy, which more than offset softer conditions in
Agriculture highlighting the resilience of our multi-asset approach in Market Making amid a mixed market backdrop in 2025, driven by rising tariffs and heightened uncertainty.
Market Making Adjusted Profit Before Tax¹ increased by $3.3m to $68.9m (2024: $65.6m)
reflecting the growth in revenue. The Market Making Adjusted Profit Before Tax Margin¹ decreased by 230 bps to 29.3% (2024: 31.6%).
Hedging and Investment Solutions
Solutions revenue increased $35.3m to $196.8m (2024: $161.5m), reflecting higher client activity across both Financial Products and Hedging Solutions. Financial Products revenue increased $25.2m to $117.5m (2024: $92.3m), driven by strong performance in structured products
(equities, fixed income and digital assets), while Hedging Solutions revenue increased $10.1m to
$79.3m (2024: $69.2m), reflecting growth in client volumes and expansion of the hedging client base.
Hedging and Investment Solutions Adjusted Profit Before Tax¹ increased $1.5m to $43.5m
(2024: $42.0m), while the corresponding Adjusted Profit Before Tax Margin¹ decreased by 390 bps to 22.1% (2024: 26.0%), primarily reflecting the impact of higher technology platform costs and continued investment in people to support long term growth, scalability and product diversification.
1.These are non-IFRS financial measures. See Section: ”Non-IFRS Measures and Key Performance Indicators” for
additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
Corporate
Corporate manages the control and support functions of the Group and provides operational support to the business functions. In addition, Corporate manages the Group’s funding requirements. Interest expense is incurred through the issuance of senior debt and structured notes which is recharged to other segments through inter-segmental funding allocations to reflect their consumption of these resources. Revenue in 2025 reduced to $14.4m (2024: $63.9m) as the Group maintained surplus levels of liquidity during the year.

Our Corporate Adjusted Profit Before Tax1 was a loss of $236.7m for 2025 (2024: loss of
$141.7m). Reflecting an increase in discretionary pay linked to the performance of the Group, the recently completed acquisitions and continued investment across our finance, risk, technology and compliance functions as we invest in our people and systems to support the Group's future growth.
1.These are non-IFRS financial measures. See Section: ”Non-IFRS Measures and Key Performance Indicators” for
additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
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
Adjusted Profit Before Tax
We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi)
amortization of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii)
employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi)
are referred to as “Adjusting Items.” Adjusting Items are excluded because they are not reflective of our ongoing underlying trading performance. They typically relate to acquisition accounting, shareholder-related activities and other non-recurring items, which can vary significantly between periods and are not considered part of the Group’s core operations.
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
Adjusted Profit Before Tax Margin
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue.
IFRS accounting standards do not define profit margin. Therefore the most directly comparable IFRS measure for profit margin is Profit After Tax divided by revenue.

Adjusted Profit After Tax Attributable to Common Equity
We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally,
Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax, the tax effect of the other Adjusting
Items was calculated at the Group’s effective tax rate for the respective period (2025: 25%; 2024:
26%; 2023: 28% and (ii) profit attributable to AT1 note holders, net of tax, which is the coupons on the AT1 issuance and accounted for as dividends adjusted for the tax benefit of the coupons and
(iii) profit attributable to non-controlling interest. Common equity is a non-IFRS measure and we define Common Equity as being the equity belonging to the holders of the Group’s share capital.
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
Common Equity is defined as being the equity belonging to the holders of the Group’s share capital.  Average Common Equity is calculated as the average of Common Equity as at
December 31, of the prior period, March 31, June 30, September 30, and December 31, of the
current period.
We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital.
The most directly comparable IFRS Accounting Standards measure for Adjusted Return on
Equity is Return on Equity, which is calculated as profit after tax for the period divided by average equity. Average equity is calculated as the average of total equity as at December 31, of the prior year, March 31, June 30, September 30, and December 31, of the current year.
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to
Common Equity for the period divided by the weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable
IFRS Accounting Standards metric is Basic Earnings per Share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group.
Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for Diluted Earnings per Share. The most directly comparable IFRS
Accounting Standards metric is Diluted Earnings per Share.
Adjusted Sharpe ratio
We define the Adjusted Sharpe ratio as the ratio calculated as the average of monthly
Adjusted Profit Before Tax (as defined above) divided by the standard deviation of monthly Adjusted
Profit Before Tax. The Adjusted Sharpe ratio is used by management to measure our underlying earnings stability and assess the scale of the increase in our Adjusted Profit Before Tax. The most directly comparable IFRS ratio is the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax.

	Year Ended December 31,
	2025	2024	2023
	($m, except percentage, earnings per share and ratio)
Non-IFRS Measures
Adjusted Profit Before Tax ..............................................................	418.1	321.1	230.0
Adjusted Profit Before Tax Margin ................................................	20.7%	20.1%	18.5%
Adjusted Profit After Tax Attributable to Common Equity ..........	303.9	231.0	162.6
Adjusted Return on Equity .............................................................	29.9%	29.8%	26.0%
Adjusted Basic Earnings per Share ($)[1] ......................................	$4.26	$3.34	$2.46
Adjusted Diluted Earnings per Share ($)[2] ....................................	$3.99	$3.07	$2.31
Adjusted Sharpe ratio .....................................................................	6.3	5.2	4.3
1.The weighted average numbers of shares used in the calculation for the years ended December 31, 2025, 2024 and 2023 were 71,352,867, 69,231,625 and
66,018,514 respectively.
2.The weighted average numbers of diluted shares used in the calculation for the years ended December 31, 2025, 2024 and 2023 were 76,126,884, 75,279,454 and 70,323,467 respectively.
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
Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.
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

	Years Ended December 31,
	2025	2024	2023
	($ millions, except percentage and per share data)
Profit After Tax	307.7	218.0	141.3
Loss After Tax from Discontinued Operations	0.2	—	—
Profit After Tax from Continuing Operations	307.9	218.0	141.3
Tax	103.7	77.8	55.2
Goodwill impairment charge¹	—	—	10.7
Bargain purchase gains[2]	(3.6)	—	(0.3)
Amortisation of acquired brands and customer lists[3]	6.9	5.5	2.1
Activities relating to shareholders[4]	—	2.4	3.1
Employer tax on vesting of the growth shares[5]	—	2.2	—
Owner fees[6]	0.4	2.4	6.0
IPO preparation costs[7]	—	8.6	10.1
Fair value of the cash settlement option on the growth shares[8]	—	2.3	—
Public offering of ordinary shares[9]	1.3	1.9	—
Acquisition costs[10]	1.5	—	1.8
Adjusted Profit Before Tax	418.1	321.1	230.0
Tax and the tax effect on the Adjusting Items[11]	(100.4)	(76.8)	(54.1)
Profit attributable to AT1 note holders[12]	(13.3)	(13.3)	(13.3)
Profit attributable to non-controlling interest[13]	(0.5)	—	—
Adjusted Profit after Tax Attributable to Common Equity	303.9	231.0	162.6

Profit after Tax Margin from Continuing Operations (%)	15.2%	13.7%	11%
Adjusted Profit Before Tax Margin[14]	20.7%	20.1%	18%

Basic Earnings per Share[15]	$4.12	$2.96	$1.94
Diluted Earnings per Share[16]	$3.86	$2.72	$1.82

Adjusted Basic Earnings per Share[15]	$4.26	$3.34	$2.46
Adjusted Diluted Earnings per Share[16]	$3.99	$3.07	$2.31

Common Equity[17]	1,017.9	775.6	629.2
Adjusted Return on Equity (%)	29.9%	29.8%	26%

1.Goodwill impairment charges, presented in impairment of goodwill in the financial statements, in 2023 this relates to the impairment recognized for goodwill relating to the Volatility Performance Fund S.A. CGU ("VPF") largely due to declining projected revenue.
2.In 2025 a bargain purchase gain, presented in bargain purchase gain on acquisitions in the financial statements, was recognized from the acquisition of Darton
Group Limited.
3.This represents the amortization charge for the period of acquired brands and customers lists, this is presented in depreciation and amortization in the financial statements.
4.Activities in relation to shareholders, presented in other expenses in the financial statements, primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
5.Employer tax on vesting of the growth shares, presented in other expenses in the financial statements, represents the Group's tax charge arising from the vesting of the growth shares.
6.Owner fees, presented in other expenses in the financial statements, relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from other expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.
7.IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.

8.Fair value of the cash settlement option on the growth shares, presented in other expenses in the financial statements, represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognized.
9.Costs relating to the public offerings of ordinary shares by certain selling shareholders, presented in other expenses in the financial statements.
10.Acquisition costs, presented in other expenses in the financial statements, are costs such as legal fees incurred in relation to the business acquisitions of
Winterflood in 2025 and in prior years:  ED&F Man Capital Markets business, the OTCex group and Cowen's Prime Services and Outsourced Trading business.
11.Adjusted Operating Tax represents the tax effect on the Group's non-operating adjusting items and the tax benefit of the coupons. The tax effect of the other
Adjusting Items was calculated at the Group’s effective tax rate for the respective period (2025: 25%; 2024: 26%; 2023: 28%).
12.Profit attributable to Additional Tier 1 (AT1) note holders includes the coupons on the AT1 which are accounted for as dividends.
13.Profit attributable to non-controlling interest relates to the Group's acquisition of Hamilton Court.
14.Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period.
15.The weighted average numbers of shares used in the calculation for the years ended 31 December 2025, 2024 and 2023 were 71,352,867, 69,231,625 and
66,018,514 respectively.  Weighted average number of shares have been restated as applicable for the Group's reverse share split.
16.The weighted average numbers of diluted shares used in the calculation for the years ended 31 December 2025, 2024 and 2023 were 76,126,884, 75,279,454 and 70,323,467 respectively.  Weighted average number of shares have been restated as applicable for the Group's reverse share split.
17.Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the years ended 31 December 2024 and 2023, Common
Equity is calculated as the average balance of total equity minus additional Tier 1 capital, as at 31 December of the prior year, 31 March, 30 June, 30 September and 31 December of the current year The period end Common Equity balances were: 31 December 2025 $1,166.2m; 31 December 2024 $879.3m; 31 December
2023 $678.3m.
18.Balances are not presented above due to the Group's share reorganization which occurred prior to the Group's IPO in 2024.
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

	Year Ended December 31,
	2025	2024	2023
	(millions, except ratios)
Average monthly Profit After Tax ...................................................	$25.6	$18.2	$11.8
Standard deviation on monthly profit after tax(a) .........................	$3.9	$3.9	$5.9
Sharpe ratio ....................................................................................	6.5	4.7	2.0

Average monthly Adjusted Profit Before Tax ...............................	$34.9	$26.8	$19.2
Standard deviation on monthly Adjusted Profit Before Tax(a) ....	$5.5	$5.2	$4.5
Adjusted Sharpe ratio ..................................................................	6.3	5.2	4.3

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
Key Performance Indicators
Throughout this Annual Report, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. We regularly monitor the following operating metrics in order to measure our current performance and project our future performance, which are defined as follows:
•“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
•“Average FTE” means the monthly average number of our full-time equivalents over the period, including permanent employees and contractors.

•"Revenue per front-office FTE” means front-office revenue for a given period divided by the average front-office FTE for the same period.
•“Adjusted Profit After Tax Attributable to Common Equity per FTE” means Adjusted
Profit After Tax Attributable to Common Equity divided by the average FTE for the same period.
•“Active clients” means clients that have generated more than $25,000 in revenue for us in a given year. Previously, active clients were calculated as clients that have generated more than $5,000 in revenue for us in a given year. We adjusted the definition beginning in 2025 as it better reflects the Group’s increased scale and have revised the figures presented for 2023 and 2024 to align with the new definition.
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

	Year Ended December 31,
	2025	2024	2023
FTE ....................................................................................................	3,282	2,425	2,167
Average FTE ....................................................................................	2,786	2,334	1,914
Average front-office FTE ................................................................	1,405	1,250	1,028
Revenue per front-office FTE ($m) ..............................................	1.4	1.3	1.2
Adjusted Profit After Tax Attributable to Common Equity per FTE ($’000) ......................................................................................	109	99	84
Active clients[1] ..................................................................................	3,465	2,910	2,605
Average balances ($bn) .................................................................	18.3	13.5	12.9
Contracts cleared (m) .....................................................................	1,280	1,116	856
Total Capital Ratio (%) ..................................................................	230	234	229
1.Active clients were previously calculated as clients that have generated more than $5,000 in revenue for us in a given year. Pursuant to that calculation, we previously reported 5,000 and 4,059 active clients for the years ended December 31, 2024 and 2023, respectively.
Seasonality
While we are not materially impacted by seasonality, traditionally financial markets around the world generally experience lower volumes at the end of the year due to a slowdown in the business activities around holiday seasons.
B.Liquidity and Capital Resources
Our primary sources of liquidity include cash from operations, proceeds from the Structured
Notes Program and the Public Offer Program, drawdowns under our Credit Facilities and the EMTN
Program, proceeds from the AT1 Securities and Tier 2 Notes and proceeds from the U.S. Senior
Notes offerings Senior Notes Program. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing and financing activities for a period of 12 months after the financial statement issuance date.
We require, and will continue to require, significant cash resources to, among other things, post margin with exchanges for client trades, invest into higher yielding permissible investments, pay employee compensation and fund acquisitions while maintaining minimum regulatory liquidity and capital requirement under UK IFPR regulation.
The capital requirement, known as the Own Funds Threshold Requirement (“OFTR”), is determined based on the K-factor approach and reflects an assessment of market, credit and operational risk for the company’s operations. The liquidity requirement, known as the Liquid Asset
Threshold Requirement (“LATR”), is determined based on a maximum cumulative outflow stress testing approach that considers a combination of systemic and idiosyncratic factors.The liquidity and capital headroom and ratios are monitored by executive management and the Board based on approved limits and early warning indicators.
For the year ended December 31, 2025, we were subject to OFTR of $402.6m (2024: $308.8m), and we had $927.1m (2024: $723.1m) in total regulatory capital available, which translates into a regulatory capital ratio of 230% (2024: 234%). Our total capital ratio is calculated by taking our total capital resources divided by the capital requirements under the IFPR during the relevant period.
Growth in our OFTR was due to the organic growth of Group’s activities and acquisitions in 2025.
Our liquidity headroom for the year ended December 31, 2025 was $1,045.8m (2024: $1,060.0m).
We also hold excess capital to support our credit ratings and metrics.
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
The RACF is calibrated so that a RAC ratio of 8% means that a company should have sufficient capital to withstand a substantial stress scenario in developed markets. As of December 31, 2025 we calculated our RAC ratio for S&P Global Ratings to be 10.7% (2024: 12.0%), and our leverage ratio was 2.8 times (2024: 3.3 times).
On October 15, 2024 we filed a Form F-1 Registration Statement to offer, on a continuous basis, up to $700.0m in aggregate principal amount, or the equivalent thereof in any other currency, of Senior Notes due nine months or more from date of issue. On October 30, 2024 we completed an offering of Senior Notes, with a fixed interest rate of 6.404% and maturity date in November
2029, under this Form F-1 Registration Statement and received net proceeds of $596.7m. In addition, on May 1, 2025 we filed a Form F-3 Registration Statement to offer senior debt securities, subordinated debt securities and contingent capital securities. On May 1, 2025 we completed an offering of Senior Notes, with a fixed interest rate of 5.829% and maturity date in May 2028, under this Form F-3 Registration Statement and received net proceeds of $498.3m. The Senior Notes under both issuances are rated BBB- by both S&P and Fitch and contain features such as an optional redemption clean-up call; offer to repurchase upon a change of control; and interest rate adjustment based on ratings events. The Senior Notes do not have any financial covenants.
In January 2023, the company completed a public offering of senior unsecured Euro
Medium Term Notes (EMTNs) of aggregate principal $300.0m. The notes have a fixed interest rate of 8.375%, mature in February 2028 and are rated BBB- by both S&P and Fitch. The EMTNs contain features such as early redemption calls related to refinancing (clean-up call, par call); early redemption linked to tax law changes; and a negative pledge condition. The EMTNs do not have any financial covenants.
The company has a committed unsecured Revolving Credit Facility (Marex Revolving
Credit Facility) of $150.0m with a maturity date of June 2026. The Marex RCF has non-financial covenants consistent with typical covenants for this type of facility and the following financial covenants:
•Total Leverage Ratio to be less than 3.00x
•Interest Coverage Ratio to be greater than or equal to 3.00x
•Tangible Net Worth to be greater than $250m
The company, through its subsidiary MCMI, has a committed unsecured Revolving Credit
Facility (MCMI Revolving Credit Facility) of $230.0m with a maturity date of April 2026. The MCMI
RCF has non-financial covenants consistent with typical covenants for this type of facility and the following financial covenants:
•Minimum Total Regulatory Capital at all times of $450m
•Minimum Excess Net Capital at all times of $50m with the exception that on up to three instances per quarter, for a maximum of 5 consecutive business days per occurrence,
Excess Net Capital is permitted to be below $50m but must remain above $40m at all times.
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
In addition to the above many of the Group’s material operating subsidiaries are subject to regulatory restrictions and minimum capital requirements, please refer to Note 35 of the financial statements included within this Annual Report for further detail.
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

Note(s): Some of the funding shown above is denominated in other currencies that have been converted to USD.
1.Regulatory capital represents tangible equity and other instruments that qualify as regulatory capital.
2.Minimum capital requirement determined by the Own Funds Threshold Requirement (“OFTR”) based on Marex’s latest Internal Capital Adequacy and Risk
Assessment (“ICARA”) process.
3.Total Capital Ratio is calculate as the Group’s regulatory capital as a percentage of the capital requirement.

Cash Flows
Years ended December 31, 2025 and 2024
The following table summarizes our key cash flows for the year ended December 31, 2025 and 2024:

	Years Ended December 31,
	2025	2024
	(m)
	$	$
Net cash from operating activities ...........................................................................	667.5	1,163.5
Net cash used in investing activities .......................................................................	(264.3)	(35.3)
Net cash used in financing activities .......................................................................	(123.9)	(37.2)
Net Cash From Operating Activities
Net cash from operating activities was $667.5m for the year ended December 31, 2025 as compared to $1,163.5m for the year ended December 31, 2024. The decrease was due primarily to an increase in net stock borrowing and lending and trade and other payables, offset by an increase in equity instruments, debt securities and net repurchase and reverse repurchase agreements.
Net Cash Used In Investing Activities
Net cash used in investing activities was $264.3m for year ended December 31, 2025 as compared to $35.3m for the year ended December 31, 2024. The increase was due primarily to a higher acquisition activity during 2025 compared to 2024.
Net Cash Used in Financing Activities
Net cash used in financing activities was $123.9m for the year ended December 31, 2025 as compared to $37.2m for the year ended December 31, 2024. Financing activities during 2025 primarily related to $55.5m (2024: $77.1m) of dividends paid to shareholders and holders of AT1 securities and the purchase of own shares of $44.1m (2024:$19.8m). In the prior year the Group received $73.1m of proceeds from the issuance of shares from its IPO.
Contractual Obligations and Commitments
In the normal course of business, we enter into various contractual obligations that may require future cash payments. The table below sets forth our contractual obligations and commitments to make future payments by type and period as of December 31, 2025 and December
31, 2024.

Contractual Obligations	Total	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years
						(m)
Repurchase agreements .............................	4,148.9	—	4,148.9	—	—	—
Short securities .............................................	2,215.7	—	2,215.7	—	—	—
Amounts due to exchanges, clearing houses and other counterparties ................	378.3	378.3	—	—	—	—
Amounts due to Prime Brokers ..................	733.6	733.6	—	—	—	—
Amounts payable to clients .........................	8,951.7	8,951.7	—	—	—	—

Other creditors ..............................................	129.9	6.6	113.2	10.1	—	—
Stock lending .................................................	5,496.7	5,496.7	—	—	—	—
Settlement balances .....................................	2,096.4	—	2,096.4	—	—	—
Short-term borrowings .................................	200.0	200.0	—	—	—	—
Debt securities ..............................................	5,721.6	—	2,148.2	1,246.1	2,256.8	70.5
Lease liabilities ..............................................	127.6	—	3.1	10.0	75.0	39.5
Bank overdrafts .............................................	67.2	67.2	—	—	—	—
Total non-derivative financial liabilities as of December 31, 2025 ........	30,267.6	15,834.1	10,725.5	1,266.2	2,331.8	110.0

	Total	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years
	(m)
Repurchase agreements .............................	2,305.8	—	2,305.8	—	—	—
Short securities .............................................	1,704.6	—	1,704.6	—	—	—
Amounts due to exchanges, clearing houses and other counterparties ................	1,407.5	1,218.8	188.0	0.7	—	—
Amounts due to Prime Brokers ..................	1,017.1	1,017.1	—	—	—	—
Amounts payable to clients .........................	6,236.9	6,236.9	—	—	—	—
Other creditors ..............................................	116.0	9.6	96.8	7.3	2.3	—
Stock lending .................................................	4,952.1	4,804.5	147.6	—	—	—
Settlement balances .....................................	482.3	—	482.3	—	—	—
Short-term borrowings .................................	152.0	—	152.0	—	—	—
Debt securities ..............................................	3,604.5	—	1,235.8	883.8	1,434.9	50.0
Lease liabilities ..............................................	104.3	—	3.7	10.3	52.9	37.4
Total non-derivative financial liabilities as of December 31, 2024 ........	22,083.1	13,286.9	6,316.6	902.1	1,490.1	87.4
1.  Amounts due to exchanges, clearing houses and other counterparties, amounts due to Prime Brokers, amounts payable to clients, settlement balances and other creditors are aggregated on the consolidated statement of financial position in trade and other payables and disaggregated in note 26..
C.Research and Development, Patents and Licenses, etc.
During the ordinary course of business, the Group develops new financial products and service offerings and the Group does obtain tax credits from certain qualifying research and development costs in the UK. Overall research and development, patent and licenses do not form a core part of the Group’s operations.
D.Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.Critical Accounting Estimates
Critical accounting judgments and key sources of estimation uncertainty are discussed in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Item 6.Directors, Senior Management And Employees
A.Directors and Senior Management
Executive Officers and Directors
The following table presents information about our current executive officers and directors as of
March 3, 2026.

Name	Age	Position
Executive Officers
Ian Lowitt .......................................................	62	Chief Executive Officer and Director
Rob Irvin ........................................................	48	Chief Financial Officer and Director
Paolo Tonucci ...............................................	57	Chief Strategist and CEO of Capital Markets
Simon van den Born ....................................	58	President
Thomas Texier ..............................................	52	Group Head of Clearing
Nilesh Jethwa ...............................................	47	Chief Executive Officer of Marex Solutions

Board of Directors
Robert Pickering ...........................................	66	Chair
Konstantin Graf von Schweinitz .................	64	Director
Sarah Ing .......................................................	59	Director
Linda Myers ..................................................	61	Director
John W. Pietrowicz ......................................	61	Director
Executive Officers
The following is a brief summary of the business experience of our executive officers.
Ian Lowitt has served as our Chief Executive Officer since January 2016 and on our Board since
November 2012. Mr. Lowitt joined us in November 2012 as Chief Financial Officer. From 2008 to 2012,
Mr. Lowitt was at Barclays Bank where, after the acquisition of Lehman Brothers, he managed the integration of the businesses and support functions and served as the Chief Operating Officer of Barclays
Wealth America. From 1994 to 2008, Mr. Lowitt worked at Lehman Brothers in a variety of roles, including
Head of Corporate Development and Strategy, Global Treasurer and Head of Tax, Chief Administrative
Officer (Europe), Co-Chief Administrative Officer and later as Chief Financial Officer. Mr. Lowitt holds a
Master of Science in Economics and a Master of Arts in Philosophy, Politics and Economics from the
University of Oxford, which he attended as a Rhodes Scholar, and a Bachelor of Science and a Master of
Science in Electrical Engineering from the University of Witwatersrand in Johannesburg.
Rob Irvin joined us as Chief Financial Officer in March 2023 and has served on our Board since
May 2023. From 2011 to 2022, Mr. Irvin worked at HSBC, where he held Chief Financial Officer roles for both the Private Bank and Investment Banking divisions. Mr. Irvin is a Chartered Accountant, having started his career at Deloitte. Mr. Irvin holds a Bachelor of Arts with Honours in Economics and Social
History from the University of York.
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
From 1985 to 2008, Mr. Pickering held a variety of positions at Cazenove, where he built its financial advisory practice and grew its wealth management division, becoming its first Chief Executive. He also negotiated and led Cazenove’s successful joint venture with JPMorgan in 2004. Since leaving Cazenove,
Mr. Pickering has focused on a portfolio career, acting as an advisor to private individuals and boards, mainly in financial services. Mr. Pickering’s extensive experience on various boards has included a variety of corporate transactions including IPOs, mergers, fundraisings and private equity. Mr. Pickering holds a Master of Arts in Law from the University of Oxford.
Konstantin Graf von Schweinitz has served on our Board since September 2021 and as Chair of the Risk Committee since August 2022. Prior to these roles, from 1988 to 2007, Mr. Graf von
Schweinitz held a variety of executive positions at Kleinwort Benson and then Dresdner Group, including
Head of Risk Management for investment banking. Mr. Graf von Schweinitz also serves as an independent chair of Union Bancaire Privée (UK) Limited and as a non-executive director at Egerton
Capital. He holds Bachelor of Arts and Master of Arts degrees in History and Economics from the
University of Oxford.

Sarah Ing has served on our Board since July 2021, serving as Senior Independent Director since October 2023 and as Chair of the Audit and Compliance Committee since March 2022. Ms. Ing worked in audit and corporate finance, following which she was an equity research analyst covering the general financials sector from 2008 to 2017. Ms. Ing founded and ran a hedge fund investment management business between 2004 and 2008. She currently serves as an independent non-executive director and committee chair at CMC Markets plc, XPS Pensions Group plc and City of London
Investment Group plc. Ms. Ing is a chartered accountant and holds a Bachelor of Science with Honours from Durham University.
Linda Myers has served on our Board since January 2024 and was appointed Chair of our
Remuneration Committee in March 2024. Until 2022, Ms. Myers was a senior partner at Kirkland & Ellis
LLP. During her tenure at Kirkland & Ellis, she served on the firm’s global management committee from
2010 to 2020, chaired the committee responsible for firm policies, served on two committees responsible for compensation and established a number of diversity-focused task forces and initiatives. Ms. Myers currently serves as Chair of the Board of Directors of the National Philanthropic Trust. She also serves on the boards of directors of Gibraltar Industries and LCI Industries, chairing the Nomination & Governance
Committee of each. In addition, she is a director of Eurowag Solutions, where she chairs the
Remuneration Committee and serves on the Audit & Risk Committee and the Nomination & Governance
Committee. She holds a Bachelor of Arts in International Relations and Economics from the University of
Wisconsin-Madison and a Juris Doctorate from the Georgetown University Law Center.
John Pietrowicz joined our Board in April 2024. Mr. Pietrowicz served as Chief Financial Officer of the CME Group from 2014, until his retirement in April 2023. Mr. Pietrowicz began his career at the
CME Group in 2003, where he served on the management team from 2010. From 2012 to 2023,
Mr. Pietrowicz also served as a director of S&P Dow Jones Indices LLC, and from 2020 to 2023, he served on the board of the World Federation of Exchanges. From 2018 to 2022, Mr. Pietrowicz served on the Financial Accounting Standards Advisory Committee, and from 2012 to 2016, he served on the board of Bolsa Mexicana de Valores. Before joining the CME Group, Mr. Pietrowicz served as Chief Financial
Officer for The Merchants’ Exchange, an electronic commodities exchange based in Chicago. Mr.
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
B.Compensation
We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board for services in all capacities to us or our subsidiaries for the year ended December 31, 2025, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our Board.
Executive Officer and Director Compensation
The total aggregate amount of remuneration paid and benefits in kind provided to our executive officers and directors for services in all capacities for the year ended December 31, 2025 was $48.7m. Of that aggregate amount, $16.8m related to remuneration paid to members of our Board. These aggregate amounts include remuneration paid, bonuses paid for the year, amounts received under the incentive plans described below under “—Equity Incentive Plans,” contributions to pensions and other retirement benefits, excess retirement benefits, compensation for loss of office and consideration paid to third parties for directors’ services. For the year ended December 31, 2025, the highest paid director received remuneration of $17.3m. Two Non-Executive Directors of the Company stepped down in April/May 2025 and received no cash payments after leaving. In each case, they received shares at vesting in November
2025 on a pro-rata basis for the period they each provided services in the period between grant in
November 2024 and the dates they stepped down in April/May 2025.
We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our Board or executive officers, although we may make defined contribution pension contributions on behalf of, or paid pension allowances to, our executive officers, which are included in the aggregate total above. We do not currently maintain any profit sharing plan for the benefit of our executive officers or directors.
During the year ended December 31, 2025, pursuant to our equity incentive plans described under
“—Equity Incentive Plans,” we granted awards to our executive officers and directors in the aggregate amount of $19.7m, of which $4.8m was awarded to the highest paid director. During the year ended
December 31, 2025, five executive officers and directors had vestings under the 2021 DBP, six executive officers and directors had vestings under the 2022 DBP and six executive officers and directors had vestings under the 2023 DBP, five executive officers and directors had vestings under the Retention LTIP and seven non executive officers had vestings under the Non-Employee Sub-Plan to the Global Omnibus
Plan. As described below, our executive officers and other employees receive discretionary bonuses, which may be included in a deferred bonus plan or other incentive plan as relevant to such employee.
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
Warrants
In 2024, we granted a warrant to Ian Lowitt, our CEO, entitling him to acquire 142,709 ordinary shares on or shortly following the twelve-month anniversary of the completion date of our IPO (the “IL
Warrant”). Accordingly, these shares vested in May 2025.
Retention LTIPs, Annual LTIP, 2021 DBP, 2022 DBP,2023 DBP and 2024 DBP
Provisions Common to the Retention LTIPs, LTIP, 2021 DBP, 2022 DBP, 2023 DBP and 2024 DBP
LTIPs, LTIP, 2021 DBP, 2022 DBP, 2023 DBP and 2024 DBP
Form of awards: Awards take the form of a conditional right to receive ordinary shares which are automatically transferred to the participant following vesting.

Non-transferable and non-pensionable: Awards are non-transferable, save to personal representatives following death, and do not form part of pensionable earnings.
Source of Shares: Shares may be newly issued, delivered from the Employee Benefit Trust, transferred from treasury or market purchased for the purposes of the Retention LTIPs (as defined below), Annual
LTIP, 2021 DBP, 2022 DBP, 2023 DBP and 2024 DBP
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
Corporate actions: In the event of a change of control, scheme of arrangement or voluntary winding up of the Company (not being an internal corporate reorganization), unless otherwise required by the remuneration requirements of SYSC 19G applicable to our business, awards granted under the
Retention LTIP, 2021 DBP,2022 DBP, 2023 DBP and 2024 DBP will vest early subject, in the case of awards granted under the Retention LTIPs to:
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
However, LTIP awards will not vest early in the event of a change of control, scheme of arrangement or voluntary winding up of the Company. For all LTIP awards, and those Retention LTIPs,
2021 DBP, 2022 DBP, 2023 DBP and 2024 DBP awards which do not vest early but instead remain outstanding on such an event, the remuneration committee has a discretion to make such adjustments to the award, including converting it into a cash-based award, as the remuneration committee may determine, to reflect the event.
In the event of an internal corporate reorganization awards will be replaced by equivalent new awards over shares in a new holding company unless the remuneration committee decides that awards should vest on the basis set out above.
Alterations: The Board may amend the rules of the Retention LTIPs, Annual LTIPs, 2021 DBP,
2022 DBP, 2023 DBP and 2024 DBP as it considers appropriate save that an amendment to the detriment of participants requires their individual or the consent of 75% as a class.
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
Retention Long-term Incentive Plan (“Retention LTIP”)
One-off awards were granted to 25 senior employees under the Retention LTIP. Shares vested on
March 10, 2025 following the Remuneration Committee review of actual results against relevant performance conditions.
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
2021 Deferred Bonus Plan (“2021 DBP”)
The 2021 DBP was operated in connection with annual bonuses paid to employees for the financial year ended December 31, 2021 and provided for the remuneration committee to require deferral of a portion of employees’ 2021 annual bonuses into the form of ordinary shares (such portion being determined by the remuneration committee). As of December 31, 2025 there were no outstanding awards. The final tranche vested on March 10, 2025.
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
2022 Deferred Bonus Plan (“2022 DBP”)
The 2022 DBP was first operated in connection with annual bonuses paid to employees for the financial year ended December 31, 2022 and provides for the deferral of at least 50% of “Material Risk
Takers” 2022 annual bonuses into an award over ordinary shares and for the remuneration committee to require deferral of a portion of other employees’ 2022 annual bonuses into the form of ordinary shares
(such portion being determined by the remuneration committee). As of December 31, 2025, 2022 DBP awards were outstanding over an aggregate amount of 344,286 ordinary shares.
The outstanding 2022 DBP awards are expected to vest in one final annual tranche on the third anniversary of the date of grant (or, if later in the relevant year, publication of audited annual financial results for the prior year) (in each case, subject to certain vesting conditions set out in the 2022 DBP).
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
Long-term Incentive Plan (“LTIP”) – September 2023 and June 2024
Awards were granted in September 2023 to four senior executives under the LTIP and are outstanding over in aggregate 217,509 ordinary shares
Awards were granted in June 2024 to five senior executives under the LTIP and are outstanding over in aggregate 240,613 ordinary shares.
LTIP awards remain capable of vesting on their normal vesting date, being the later of: the third anniversary of grant; publication of our earnings results for the year ended December 31 of the year prior to the normal vesting; and assessment of the performance conditions applicable to LTIP awards.
The LTIPs were granted  on materially the same terms as the Retention LTIP (as described in the
“–Retention LTIP” and “–Provisions Common to the Retention LTIP, LTIP, 2021 DBP,2022 DBP, 2023 DBP
and 2024 DBP” sections above), other than the following terms:
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
committee.
Employee Benefit Trust (“EBT”)
We have established the EBT, which currently holds unencumbered ordinary shares that may be used to satisfy the incentive arrangements referred to in this Equity Incentive Plans section. The EBT is constituted by a trust deed between us and an offshore independent professional trustee. The power to appoint and remove the trustee rests with us. As of December 31, 2025, 1,199,156 ordinary shares were held by our EBT.
Global Omnibus Plan
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
Share Reserve and Evergreen
The aggregate number of shares reserved for issuance under the Global Omnibus Plan was set up at IPO as the sum of (i) 7,081,808 shares which was 10% of the shares outstanding at IPO; and (ii)
142,709 shares in respect of an award to Ian Lowitt, our CEO. The annual share reserve increase, on the first day of each calendar year beginning in 2025 and ending in and including 2034, is equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B)
such smaller number of shares as determined by our Board (the “Share Reserve”). For the avoidance of doubt, the Board has the right to determine that no increase should be made to the Share Reserve. The evergreen provision providing for an automatic increase in the amount of the Share Reserve (unless otherwise determined by the Board) is intended to provide us with the continuing ability to grant equity awards to eligible employees and employee directors for the ten-year term of the Global Omnibus Plan and ensure that sufficient shares are within the Share Reserve to meet such awards.
The Share Reserve was increased on 1 January 2025 by 5% of the total shares available in the evergreen provision (being 7,224,517 shares as at 31 December 2024). The aggregate number of shares reserved for issuance under the Share Reserve as at 1 January 2025 was 7,585,743.
In 2025, the firm issued 715,627 new shares to satisfy equity awards granted to employees, employee directors and directors, which vested in the year. This reduced the share reserve by an equal amount. As a result, the aggregate number of shares reserved for issuance under the Share Reserve as at 31 December 2025 was 6,870,116.
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
As of December 31, 2025, no offerings have been made under the UK Sharesave Sub-Plan.
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
New Awards
Pursuant to the Global Omnibus Plan (i) conditional share awards in respect of 1,025,433 ordinary shares in connection with the deferral of a portion of the annual bonuses to be paid to employees for the financial year ended December 31, 2024, of which awards in respect of an aggregate of 471,667 shares were granted to our executive officers, (ii) conditional share awards in respect of 129,989 ordinary shares were granted to our executive officers in connection with annual incentive awards for 2024 (“2024
LTI Awards”) (which were adopted on substantially the same terms as the LTIP described above), in each case based on the  closing share price on the date prior to each grant.
Non-Employee Sub-Plan
In May 2025 we also granted, pursuant to the Non-Employee Sub-Plan of our Global Omnibus
Plan, a conditional share awards in respect of 13,935 ordinary shares in connection with the annual fixed award over ordinary shares of the Non-Executive Directors for 2025 (“2025 NED Awards”). The 2025 NED
awards will vest on the first anniversary of their grant date, and are subject to Non-Employee Sub-Plan terms of the Global Omnibus Plan, but are not subject to performance conditions or to any post vesting sale restrictions.
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
The remuneration committee is currently the administrator of the ESPP. In 2025, the ESPP share reserve increased automatically by 1% of the outstanding shares on the last day of 2024. As at 31 December
2025, the number of shares reserved for issuance under the ESPP was 1,411,090.

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
On behalf of the Remuneration Committee (the "Committee"), I am pleased to present the
Remuneration Report for the year ended 31 December 2025.
This Remuneration Report is the Company’s second report since its listing on the Nasdaq stock exchange on 25 April 2024.
Our Directors' Remuneration Policy for Executive and Non-Executive Directors was presented at the 2025 Annual General Meeting with 92.41% of our shareholders voting in favour. The full Directors'
Remuneration Policy can be found in the 2024 Annual Report (on pages 111 to 119) and a summary can be found on pages 123 to 127 of this Annual Report.
Introduction:
2025 has seen the continuation of the rapid evolution of the Company through organic and inorganic growth. Following the listing on Nasdaq in April 2024, there have been challenges to face and some strong headwinds in terms of geopolitical unrest which have been managed effectively by our strong executive team and the wider workforce. During 2025, the Executive Directors focused on delivering against financial as well as strategic performance measures. When considering the bonus outcomes for the Executive Directors and the Group as a whole, the Committee has taken into account the financial performance of the Group and the broader shareholder experience during the year. Share price performance saw significant movement throughout 2025 with the share price at the end of the year approximately 17.96% up on January’s opening.

Together with the management of the various equity plans, the Committee has prioritized assessing the Group’s Remuneration Policy and developing a formal delegation of authority to the CEO in relation to day-to-day remuneration decisions, with appropriate reporting and accountability. The
Committee retains responsibility for all compensation decisions for Material Risk Takers. We will continue to assess all incentive arrangements and will consider any future management requests to provide incentives to drive and reward excellent performance for the Company and its shareholders. It is important for the newly acquired employees to have a financial stake in the Company so that their reward is clearly aligned to delivering excellent results for our shareholders.
The Committee has supported the management request to widen the participation in the
Company’s Deferred Bonus plan to include all Managing Directors where contractually able. This modification means we will have over 100 participants in the 2025 Deferred Bonus plan, up 78% on the number of participants in 2024. I fully support management’s aspiration to increase the number of employee shareholders to continue to align the interests of employees to shareholders.
At the 4 December 2025 meeting of the Committee, we assessed the expected share usage required for 2026, 2027 and 2028 in light of the increasing share plan participation. As a means of facilitating the Committee's ability to support incentive arrangements, the Committee made the decision to apply the full 5% Evergreen increase allowable under the Global Omnibus Plan, raising the Reserve available for issuance to 10.5m shares from January 2026. The Committee believes that this decision will provide needed flexibility in the Company's approach to future share award settlement, including the continued usage of the employee benefit trust.
Executive Director remuneration - Outcome for 2025
The annual bonus for 2025 for our two Executive Directors was assessed against two financial measures: Adjusted Profit Before Tax ("PBT") and Earnings Per Share (37.5% weighting for each in bonus calculation) and Executive Director performance against certain important strategic objectives
(25% weighting in bonus calculation).
For 2025, the target PBT was set by reference to the budget forecast reviewed and approved by the Board in December 2024. As more fully described on page 95 Marex achieved Adjusted PBT of
$418.1m, exceeding the maximum performance anticipated at the start of the year by $38.6m and
Adjusted Diluted EPS of $3.99, exceeding the maximum performance anticipated at the start of the year by $0.24. This performance accomplishment results in full vesting of this component of the annual bonus.
The Committee also reviewed each Executive Director’s performance against a range of strategic objectives, which had a weighting of 25% of the maximum bonus available. The bonus outcomes for the attainment of these key strategic achievements was 22% of the maximum 25% for each of the Executive
Directors. Further detail on these objectives is provided on page 140.
The overall bonus outcomes for the Executive Directors for 2025 was 97% of the maximum bonus potential for the CEO and 97% of the maximum bonus potential for the CFO. This result is consistent with the exceptional performance in revenue and profitability, the positive share price performance over the year as well as the continued focus on delivering the strategic plan and enhancing value for our shareholders.
In light of the Group's overall strong performance across 2025 as well as the shareholder context set out above, the Committee was comfortable that the formulaic outcome for the annual bonus was fair and appropriate. As a result, no adjustments were made and no discretion was exercised in relation to the outcome of the bonus.

In addition to the annual bonus, the Committee also rewarded the Executive Directors with a
Long Term Incentive Plan award (the "LTIP") under the Global Omnibus Plan. As more fully described at page 143, the LTIP will vest in three years based on the assessment of performance against targets and is subject to a post vesting two year sale restriction on net shares. 60% of annual variable compensation is awarded to the Executive Directors in equity, clearly aligning the interests of the Executive Directors with those of our shareholders.
The Committee also approved the vesting of the Legacy RLTIP and the Legacy Conditional Share
Award for the CEO including dividend equivalents. These awards relate to legacy remuneration arrangements established prior to the company’s listing. As such, the vesting levels and associated costs reflect commitments made under a previous  structure rather than the current executive pay policy.
Oversight for Employee Remuneration
In accordance with the Company's overarching Remuneration Policy, the Committee has oversight for reward for the wider employee group. The Committee continues to oversee the assessment of the Material Risk Takers ('MRTs') in accordance with requirements under the Investment Firms
Prudential Regime ('IFPR'), reviews the annual bonus and salary pool and its allocation across Control and Support employees and approves the bonuses awarded to and all salary changes for all MRTs. The
Committee has an unwavering commitment to ensuring all employees and their managers are held accountable against conduct and behavior standards that reflect the Company's core values: be collaborative, act with integrity, be adaptable and entrepreneurial, be respectful and nurture talent.
2025 Executive Director policy
The Committee is satisfied that the policy presented to shareholders in the 2024 Annual Report remains appropriate for 2026 and therefore no changes are being proposed at this time.
The base salary level for the CEO will remain unchanged. Having consulted with our remuneration advisors, the Committee felt it is appropriate to make a modest increase to the CFO’s base salary of 5.7% to ensure we continue to provide a competitive fixed salary for this role commensurate with his performance since appointment.
Other Matters:
In April and May 2025 respectively, two of our Non-Executive Directors, Henry Richards and
Roger Nagioff, resigned from their roles at the Company. Henry and Roger have received all contractual payments in accordance with their service agreements. Further details are set out on page 144.
What to Expect in 2026
As we look across 2026, the Committee will continue to be focused on ensuring that all employees are rewarded fairly for their contribution to the future success of Marex. This priority is especially important as we continue to grow through acquisitions. These initiatives include rolling out an
HMRC tax-advantaged Sharesave Scheme in the UK and a qualifying Employee Share Purchase Plan in the U.S. (the launch being delayed while the acquisitions completed). Our goal is to provide access for employees in our main operational locations to invest in our Company and share in the success of Marex.
The Committee will be working with the Executive Directors on other initiatives to foster a collegiate and supportive environment for all our employees. The successful launch of the Women’s Affinity Network
(“WAN”) in the UK in 2025 will be followed by the expansion of WAN in other major locations. As Marex continues to evolve and bring new businesses in to our Group we will also continue to assist the
Company to drive initiatives to attract and retain the best talent, as well as support employees in developing their careers and contributing to the success of our Company.
Conclusion
We hope you will support our Directors’ Remuneration Report for 2025 at our Annual General
Meeting. We continue to strongly believe that the Directors' Remuneration Policy closely aligns the interests of our Directors with our Shareholders and will continue to deliver appropriate reward for exceptional results. We do monitor shareholder views on executive remuneration and would welcome any feedback on remuneration at Marex.
On behalf of the Committee, we are grateful for your support for this Directors' Remuneration
Report for 2025 and wish you all the best for 2026.
Linda Myers
Chair of the Remuneration Committee
March 25, 2026

Directors' Remuneration Policy
The current Remuneration Policy applies with effect from 28 May 2025, being the date on which shareholders were asked to approve the policy at the 2025 AGM. The full 2025 Remuneration Policy is set out in the 2024 Annual Report (pages 111-122) which is available on the Company's website at
www.marex.com and in the 20-F Marex Group PLC FY24.
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
Awards are still outstanding under legacy deferred
bonus plans. Refer to the notes to the policy table.
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
Annual bonus and DBP awards
The Committee may reduce bonus payments if it determines that the outturn does not accurately reflect the broader financial situation of the Company. Malus and clawback will apply for five years from payment / the grant of a DBP award, for:
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
The CEO's Legacy Annual LTIP award will vest on the later of September 6, 2026, the date on which the performance condition is assessed and the date on which the audited accounts of the Company for 2025 are released.
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
•as to 67% on ceasing employment after September 6, 2024 but before September 6, 2025; and
•as to 33% on ceasing employment on or after September 6, 2025 but before September 6, 2026
(being the third anniversary of grant).
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
Application of this policy for Executive Directors in the year ending December 31, 2026
Total remuneration for each Executive Director for a minimum, target, maximum and maximum plus 50% share price growth over the vesting period for the LTIP is presented in the charts below.
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

CEO

■ Fixed Remuneration
■ Annual Bonus
■ LTIP

11,515
10,758
6,741
1,342
Min
Target
Max
Max % share growth

19%
14%
16%
10%
73%
69%
70%
100%
CFO

■ Fixed Remuneration
■ Annual Bonus
■ LTIP

710
2,193
3,458
3,861
Min
Target
Max
Max % share growth

39%
29%
20%
50%
43%
48%
100%
20%
13%
12%
100%
32%
21%
18%
For purposes of the above charts, benefits figures are illustrative based on 2026 figures.
Specific statements
Statement of consideration of employment conditions elsewhere in the Group
Policy on Directors’ Remuneration compared with employees generally
The Committee is consulted and has general oversight of pay policies below Board level, including but not limited to the determination of the size and affordability of the annual discretionary bonus pool and the setting of the salary pool each year. These policies are taken into account when setting the
Directors’ Remuneration Policy. As a general rule, the same principles are applied to Directors’ fixed remuneration, pension contributions in the relevant location and benefits as are applied to employees throughout the Group. The Company seeks to pay all employees a competitive level of fixed remuneration based on their experience and the requirements of the role. Pension and benefits are provided to all employees reflecting local practices in all jurisdictions where we operate.
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
Executive Directors
Single total figure of remuneration for each Executive Director
The amount earned by each of the Executive Directors for the year ended 31 December 2025 is set out in the table below:

		Ian Lowitt		Rob Irvin
		2025[1]	2024[2]	2025[1]	2024[2]
		$'000	$'000	$'000	$'000
Fixed Pay	Salary	1,317	1,280	658	608
	Benefits	25	19	2	2
	Pension	-	-	10	9
	Total fixed remuneration (A)	1,342	1,299	670	619
Variable Pay[3]	Annual bonus - cash	3,593	3,025	968	673
	Annual bonus - deferred shares	4,072	2,618	629	338
	LTIP	-	-	-	-
Sub-total - ordinary course variable pay (B)		7,665	5,643	1,597	1,011
Sub-total - single total figure, excluding legacy arrangements (A+B)[3]		9,007	6,942	2,267	1,630
	RLTIP - Legacy Award granted in December 2021[4]	8,261	-	-	-
Sub-total -legacy variable pay (C)		8,261	-	-	-
	Total Variable remuneration, including legacy arrangements (B+C)	15,926	5,643	1,597	1,011
Single total figure, including legacy arrangements (A+B+C)		17,268	6,942	2,267	1,630
1.Executive Directors are paid in GBP, table reflects 2025 GBP to USD @1.31696
2.Executive Directors are paid in GBP, table reflects 2024 GBP to USD @ 1.27955.
3.For the CEO,the single total figure excluding legacy arrangements is $9,007,000
4.The CEO received vesting of Legacy RLTIP during 2025, including dividend equivalents. The value reported above reflects 245,811 shares at the share price on at close on 10 March 2025 of $31.77 plus the cash payment of $452,000 by way of dividend equivalents on these shares.This award relates to a legacy remuneration arrangement established prior to the company’s listing with an original grant date of 21 December 2021. As such, the vesting levels and associated costs reflect commitments made under a previous structure rather than the current executive pay policy, see
Statement of Directors' shareholding and interests below for details.
The CEO also received a distribution of 142,709 shares in relation to a legacy Nil Cost Warrant during the year. The distributed shares had a per share value of $46.46 and were settled on 16 May 2025.
This is a historic award, granted pre-IPO, and was not a performance-based award. Further details are set out on pages 143 and 147.
Details of amounts included in the single total figure for the year ended 31 December 2024
Benefits
The following benefits were available to the Executive Directors during the year ended 31
December 2025:
Private medical, life insurance, pension and income protection. The taxable value of all benefits provided is included in the table above. The CFO participated in the Company pension plan. Company contributions into the plan are included in the table above.
Annual Bonus in respect of 2025
In 2025, the CEO and CFO were eligible for a bonus up to 600% and 250% of salary respectively.
The annual bonus was assessed by taking into account various performance measures, weighted as to 75% on financial performance and as to 25% on strategic performance (including risk).

Assessment of performance against financial measure

Financial measure	Weighting	Threshold (25% of max)	Target (50% of max)	Maximum (100% of max)	2025 outcome	% achieved	Bonus outcome after weighting (% of max)
Adjusted Profit Before Tax	37.5%	$310.5m	$345.0m	$379.5m	$418.1m	100	100
Adjusted Earnings Per Share[1]	37.5%	$3.07	$3.41	$3.75	$3.99	100	100
1.The Adjusted Earnings Per Share is defined as the Adjusted Operating Profit after Tax Attributable to Common Equity for the period divided by the weighted average number of ordinary shares for the year.
Assessment of performance against strategic measures
Ian Lowitt

Target	Weighting[1] (% of bonus)	Assessment
Lead the execution of our growth plan for 2025 to 2027 and beyond, including overseeing the evaluation, execution and integration of acquisitions. Continue to promote and incentivise cross selling efforts across the firm to maximise value from clients.	7%
Continued to drive the business forward, delivering growth
across all relevant metrics. Successful acquisitions
completed including Aarna, Hamilton Court, Darton,
Agrinvest and Winterflood. Appointed a new lead for cross-
selling initiative. Achieved a 40% revenue growth in multi-
segment clients which is attributable to active cross-sell.

Ensure Marex operates within the board’s approved risk appetite, complies with legal and regulatory obligations and maintains a strong control framework and operational resilience. Continue to ensure open, transparent and constructive relationships with all Marex’s regulators.	6%
Oversees a strong control framework and operational
resilience. Market risk well inside Board Risk Appetite and
“loss days” consistent with history. Credit risk within
Appetite; limited realised losses. Issued $500 million of
notes in May which was 2.6 times oversubscribed.
Maintained investment grade rating through positive
interactions with the agencies.

Build and oversee a strong organisational and people plan commensurate with a firm of Marex’s size and complexity. Grow executive bench and encourage firm- wide cooperation.	6%
Focussed on developing senior executives to be effective
in a larger organization and manage bigger businesses
across complex markets. Made some significant senior
hires during 2025 who have made immediate impact.

Set tone from the top to promote a positive culture throughout the firm which encourages and rewards high standards of behaviour and cooperation. Promote positive employee engagement and diversify our employee base. Continue to develop an effective ESG strategy.	6%
Increased graduate programme, launched the Women’s
Affinity Network, and strengthened partnership with Future
Frontiers (UK education charity). Steady progress in
strengthening the organisation – with voluntary attrition
down and an improved Net Promoter score achieved in the
Engagement Survey. Maintained employee engagement
through regular Town Halls.

Total for Strategic Measures	22/25
1.Expressed in percentage points summing to 25% in total, 25% being the proportion of the total bonus determined by reference to non-financial metrics.
Rob Irvin

Target	Weighting[1] (% of bonus)	Assessment
Move firm towards a controls-based audit for 2026 and ensure that the firm is “SOX” compliant by the end of 2025.	7%	Successfully led resources across the firm to address historical control processes and drove the firm towards “SOX” compliance whilst embedding a new control structure across key areas of the firm.
Increase engagement with existing and potential investors to facilitate leadership on all financial matters as well as support the CEO in communicating the firm’s strategic objectives.	6%	Delivers the financial updates on Investor calls and town halls. Continues to develop direct interaction with investors.
Ensure Marex operates within the board’s approved risk appetite, complies with legal and regulatory obligations and maintains a strong control framework and operational resilience.	6%
Successfully recruited experienced resources to develop a
bigger and more talented Finance team, with a strong
financial reporting framework at the core of the finance
operation. Successfully engages with Deloitte to manage
the audit process.

Set tone from the top to promote a positive culture throughout the firm which encourages and rewards high standards of behaviour and cooperation. Continue to develop an effective ESG strategy as Chair of the Sustainability Committee.	6%
Chaired the sustainability committee and continues to
actively lead the team to move towards our stated goals.
The Finance team are positive around management
support and the team culture fostered within Finance.

Total for Strategic Measures	22/25
1.Expressed in percentage points summing to 25% in total, 25% being the proportion of the total bonus determined by reference to non-financial metrics.
Up to 60% of the annual bonus was deferred into share awards granted under the DBP (which will vest in three equal tranches over the 3-year vesting period) with the effect that bonuses were payable as follows:

	Ian Lowitt	Rob Irvin
Percentage of maximum annual bonus awarded	97%	97%
Quantum of award – total	$7,664,707	$1,596,814
Quantum of award – paid in cash	$3,592,667	$967,966
Quantum of awards – deferred into share awards	$4,072,040	$628,848
The level of deferral for annual bonuses was set such that, when taken together with the annual
LTIP awards granted to Executive Directors, in aggregate at least 60% of their variable remuneration was delivered in the form of share awards.
Legacy Long Term Incentive awards
A one-off share-based long-term incentive award was granted to the CEO and other senior employees under the legacy Marex Group 2021 Retention Long-Term Incentive Plan on 21 December
2021. No further awards will be granted under the Retention Long-Term Incentive Plan.
The CEO's award vested in full over 245,811 shares on March 24, 2025 based on the achievement of the below performance conditions, including the achievement of an ROE underpin (of at
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

The three year performance period ran from 1 January 2022 to 31 December 2024. The ROE average over the three year period was 20%. Adjusted Profit After Tax over the same three year period grew by 54%. $5.3m of the vesting value is attributable to share price appreciation

Legacy conditional share award
As disclosed on page 195 of the Company's IPO prospectus, the CEO was awarded a conditional share award over 142,709 ordinary shares in connection with the IPO. That award vested on 25 April
2025, being the twelve-month anniversary of the IPO. Shares were delivered to the CEO shortly thereafter.
Retirement benefits
No defined benefit or cash balance benefits were provided in the year.
Scheme interests awarded in the year ended 31 December 2025
The following equity awards were granted to Executive Directors during the year ended 31
December 2025. The equity awards were granted under the Global Omnibus Plan and in accordance with the IFPR Remuneration Policy. The awards were granted on March 11, 2025 over in aggregate 186,819 shares with aggregate grant values of $5,935,266.

	Date of grant	Type of award[1]	Form of award	Number of shares subject to award[2]	Shares receivable if minimum performance is achieved (%)[3]	Face value of award at award date	End of period for which performance targets need to be achieved	Vesting schedule
Ian Lowitt	March 11, 2025	Annual LTIP	Performance -based conditional award	69,475	43%	$2,207,221	31 December 2027	Awards will vest in a single tranche on the third anniversary of grant (or the date on which performance conditions are assessed, if later).
	March 11, 2025	DBP	Service- based conditional award	82,403	N/A	$2,617,964	N/A	Awards will vest in three equal tranches on the first, second and third anniversary of grant (or the date on which the audited accounts are published in each of those years if later).
Rob Irvin	March 11, 2025	Annual LTIP	Performance -based conditional award	24,316	43%	$772,519	31 December 2027	Awards will vest in a single tranche on the third anniversary of grant (or the date on which performance conditions are assessed, if later).
	March 11, 2025	DBP	Service- based conditional award	10,625	N/A	$337,562	N/A	Awards vest in three equal tranches on the first, second and third anniversary of grant (or the date on which the audited accounts are published in each of those years if later).
1.Performance Measures under the Annual LTIP are reported on page 151.

2.The number of shares under award for both Annual LTIP and DBP awards was calculated using a share price of $31.77, being the closing market price on the dealing day prior to the grant date.
3.Annual LTIP - shares receivable if minimum performance levels are achieved under both Performance Measures is 50% of the Maximum Performance but 43% of the
shares available for delivering Exceptional Performance.
Non-Executive Directors
Single total figure of remuneration for each Non-Executive Director
The amount earned by each of the Non-Executive Directors for the year ended December 31,
2025 is set out in the table below:

Name	Base fees[1]	Other fees[2]	Equity awards[3]	Total
Robert Pickering	$395,088	$3,667	$120,036	$518,791
Linda Myers	$111,942	$49,760	$120,036	$281,738
Sarah Ing	$111,942	$49,760	$120,036	$281,738
Konstantin Graf von Schweinitz	$111,942	$36,591	$120,036	$268,569
Roger Nagioff[4]	$41,189	$1,869	$-	$43,058
Henry Richards[5]	$37,314	$1,688	$-	$39,002
John Pietrowicz	$111,942	$16,836	$120,036	$248,814
The amount earned by each of the Non-Executive Directors for the year ended December 31,
2024 is set out in the table below:

Name	Base fees[1]	Other fees[2]	Equity awards[6]	Total
Robert Pickering	$357,208	$-	$217,804	$575,012
Linda Myers	$100,765	$44,784	$220,330	$365,879
Sarah Ing	$100,765	$47,450	$219,067	$367,282
Konstantin Graf von Schweinitz	$100,765	$37,320	$200,943	$339,028
Roger Nagioff[4]	$74,599	$-	$110,088	$184,687
Henry Richards[5]	$74,599	$-	$99,448	$174,047
Madelyn Antoncic[7]	$95,876	$26,009	$24,144	$146,029
John Pietrowicz	$74,590	$8,776	$211,742	$295,108
1.Base fee moved to £85,000 from 1 June 2024 for all members other than the Chair. Chair base fee moved to £300,000 from 1 June 2024.
2.Linda Myers receives £25,000 as Chair of the Remuneration Committee and £10,000 overseas fee allowance, Sarah Ing receives £10,000 as Senior Independent Director,
£25,000 as Chair of the Audit & Compliance Committee, Konstantin Graf von Schweinitz receives £25,000 as Chair of the Risk Committee, Madelyn Antoncic received
£15,000 overseas fee allowance and John Pietrowicz received £10,000 overseas allowance. The dividend equivalent cash received on vested shares is included in this figure. These figures have been converted into USD using a rate of $1.31696/£1
3.For 2025, the value of shares is based on closing price on 30 May 2025 of $43.07. The actual value deliverable will be dependent on the value at vesting.
4.Roger Nagioff ceased to be a Non-Executive Director of the Company on 13 May 2025. The share award granted to Mr. Nagioff on 8 November 2024 under the Non-
Employee Sub-Plan to the Global Omnibus Plan vested in accordance with its terms, on a time pro-rated basis as to 3,218 shares on 14 November 2025, and the value included in the table for M Nagioff has been calculated accordingly.
5.Henry Richards ceased to be a Non-Executive Director of the Company on 25 April 2025. The share award granted to Mr. Richards on 8 November 2024 under the Non-
Employee Sub-Plan to the Global Omnibus Plan vested in accordance with its terms, on a time pro-rated basis as to 2,907 shares on 14 November 2025, and the value included in the table for Mr. Richards has been calculated accordingly.
6.2024 Equity Award values have been restated to reflect the actual closing Marex share price on the date shares were delivered.
7.Dr. Antoncic resigned on 18 December 2024. The amounts included in the table reflect her fees to this date. Her share award vested on a time pro-rated basis relative to the normal 12 months vesting period as to 692 shares on 14 November 2025, and the value included in the table for Dr. Antoncic has been calculated accordingly. See page 145 for further details.
Details of amounts included in the single total figure for the year ended December 31, 2024
Benefits
Directors and Officers liability insurance is provided to Non-Executive Directors.
Equity awards

Non-Executive Directors are entitled to receive an annual award over Company shares worth
$120,036 under the Non-Employee Sub-Plan to the Global Omnibus Plan. There are no performance conditions attached to the award. Awards vest over a 12 month period and there is no retention period.
Upon a corporate event, awards will not vest but will remain outstanding (subject to any amendments to the award made by the Board to reflect the occurrence of the corporate event). Malus and clawback provisions do not apply to the awards. For 2025, the number of shares subject to award was calculated by reference to the Company's share price on the day prior to grant of $43.07. The values included in the table represent the value of the Shares subject to the awards on the date awards were formally granted,
30 May 2025. The actual value deliverable will be dependent on the value at vesting.
Scheme interests awarded in the year ended December 31, 2025
The following equity awards were granted to Non-Executive Directors during the year ended
2025. The equity awards were granted under the Global Omnibus Plan. The awards were granted on
March 30, 2025 over in aggregate 13,935 shares with an aggregate grant value of $600,180.

	Date of grant	Type of award	Form of award	Number of shares subject to award	Face value of award at award date	Vesting schedule
Robert Pickering	5/30/2025	Annual Grant	Nil-cost conditional share award	2,787	$120,036	Awards vest in a single tranche on the first anniversary of the grant date.
Linda Myers	5/30/2025	Annual Grant	Nil-cost conditional share award	2,787	$120,036	Awards vest in a single tranche on the first anniversary of the grant date.
Sarah Ing	5/30/2025	Annual Grant	Nil-cost conditional share award	2,787	$120,036	Awards vest in a single tranche on the first anniversary of the grant date.
Konstantin Graf von Schweinitz	5/30/2025	Annual Grant	Nil-cost conditional share award	2,787	$120,036	Awards vest in a single tranche on the first anniversary of the grant date.
John Pietrowicz	5/30/2025	Annual Grant	Nil-cost conditional share award	2,787	$120,036	Awards vest in a single tranche on the first anniversary of the grant date.
Other payments to Directors in the year ended December 31, 2025
Payments to past Directors
Dr. Antoncic ceased to be a Non-Executive Director of the Company on December 18, 2024. The
share award granted to Dr. Antoncic on 8 November 2024 under the Non-Employee Sub-Plan to the
Global Omnibus Plan vested in accordance with its terms, on a time pro-rated basis as to 692 shares on
November 14, 2025.
Roger Nagioff ceased to be a Non-Executive Director of the Company on May 13, 2025. The
share award granted to Mr. Nagioff on November 8, 2024 under the Non-Employee Sub-Plan to the
Global Omnibus Plan vested in accordance with its terms, on a time pro-rated basis as to 3,218 shares on
November 14, 2025.

Henry Richards ceased to be a Non-Executive Director of the Company on April 25, 2025. The
share award granted to Mr. Richards on November 8, 2024 under the Non-Employee Sub-Plan to the
Global Omnibus Plan vested in accordance with its terms, on a time pro-rated basis as to 2,907 shares on
November 14, 2025.
No other payments were made to any past director during the year.
Payments for loss of office
No payments were made in connection with a director's loss of office during the year.

Statement of Directors' shareholding and interests
The interests of the Directors, and their connected persons (if any), in the shares, options, and listed securities of the Company as at December 31, 2025, are set out in the table below.

	Interests in shares excluding outstanding scheme interests	Outstanding scheme interests				Total of all share interests and outstanding scheme interests
		Unvested scheme interests (not subject to performance measures)	Unvested scheme interests (subject to performance measures)	Vested but unexercised scheme interests	Total shares subject to outstanding scheme interests
Ian Lowitt	2,615,016	203,920	246,890	n/a	450,810	3,065,826
Rob Irvin	3,785	59,713	51,997	n/a	111,710	115,495
Robert Pickering	26,909	2,787	n/a	n/a	2,787	29,696
Sarah Ing	7,348	2,787	n/a	n/a	2,787	10,135
Konstantin Graf von Schweinitz	21,308	2,787	n/a	n/a	2,787	24,095
Linda Myers	19,472	2,787	n/a	n/a	2,787	22,259
Madelyn Antoncic	0	—	n/a	n/a	—	—
John Pietrowicz	19,472	2,787	n/a	n/a	2,787	22,259
Henry Richards	0	—	n/a	n/a	—	—
Roger Nagioff	0	—	n/a	n/a	—	—
Further details of the outstanding scheme interests are shown in the following table :

	Description	Type	Vesting dates	At 1 January 2025	Changes during the year			At 31 December 2025
					Granted	Lapsed	Released
Ian Lowitt	Legacy Retention LTIP	Conditional award	3/31/2025	245,811	-	-	245,811	-
Ian Lowitt	Legacy 2022 Annual LTIP	Conditional award	9/27/2026	77,843	-	-	-	77,843
Ian Lowitt	Legacy 2023 Annual LTIP	Conditional award	6/5/2027	99,572	-	-	-	99,572
Ian Lowitt	2024 Annual LTIP	Conditional award	11/3/2028	-	69,475	-	-	69,475
Ian Lowitt	Legacy Conditional Award	Conditional award	4/28/2025	142,709	-	-	142,709	-
Ian Lowitt	2021 Legacy Deferred Bonus Plan	Conditional award	31/3/2025	8,702	-	-	8,702	-
Ian Lowitt	2022 Legacy Deferred Bonus Plan	Conditional award	5/4/2025 5/4/2026	92,947	-	-	46,473	46,474
Ian Lowitt	2023 DBP	Conditional award	5/17/2025 5/17/2026 5/17/2027	112,564	-	-	37,521	75,043
Ian Lowitt	2024 DBP	Conditional award	3/11/2026 3/11/2027 3/11/2028	-	82,403	-	-	82,403
Rob Irvin	Legacy 2023 Annual LTIP	Conditional award	6/5/2027	27,681	-	-	-	27,681
Rob Irvin	2024 Retention LTIP	Conditional award	6/6/2027	39,473	-	-	-	39,473
Rob Irvin	2024 Annual LTIP	Conditional award	11/3/2028	24,316	-	-	-	24,316
Rob Irvin	2022 Legacy Deferred Bonus Plan	Conditional award	5/4/2025 5/4/2026	9,346	-	-	4,673	4,673
Rob Irvin	2023 DBP	Conditional award	5/17/2025 5/17/2026 5/17/2027	7,412	-	-	2,470	4,942
Rob Irvin	2024 DBP	Conditional award	3/11/2026 3/11/2027 3/11/2028	-	10,625	-	-	10,625
Robert Pickering	2024 NED Awards	Conditional award	11/8/2025	6,315	-		6,315	-
Robert Pickering	2025 NED Awards	Conditional award	30/5/2026	-	2,787	-	-	2,787
Sarah Ing	2024 NED Awards	Conditional award	11/8/2025	6,315	-		6,315	-
Sarah Ing	2025 NED Awards	Conditional award	30/5/2026	-	2,787		-	2,787

Konstantin Graf von Schweinitz	2024 NED Awards	Conditional award	11/8/2025	6,315	-	-	6,315	-
Konstantin Graf von Schweinitz	2025 NED Awards	Conditional award	30/5/2026	-	2,787	-	-	2,787
Linda Myers	2024 NED Awards	Conditional award	11/8/2025	6,315	-	-	6,315	-
Linda Myers	2025 NED Awards	Conditional award	30/5/2026	—	2,787	-	-	2,787
Madelyn Antoncic	2024 NED Awards	Conditional award	11/8/2025	6,315	-	5,623	692	-
John Pietrowicz	2024 NED Awards	Conditional award	11/8/2025	6,315	-	-	6,315	-
John Pietrowicz	2025 NED Awards	Conditional award	30/5/2026	—	2,787	-	-	2,787
Henry Richards	2024 NED Awards	Conditional award	11/8/2025	6,315	-	3,408	2,907	-
Roger Nagioff	2024 NED Awards	Conditional award	11/8/2025	6,315	-	3,097	3,218	-
Minimum shareholding guidelines
Executive Directors are expected to build up and maintain a minimum shareholding equivalent to
300% of base salary in respect of the Chief Executive Officer and 200% of base salary in respect of the
Chief Financial Officer. The normal expectation is that this is built up over a maximum five-year period from appointment to the Board. Details of their current holdings are set out below. It is expected that Rob
Irvin will meet the guidelines within three years.

Director	Number of eligible shares as at 31 December 2025[1]	Value of shares held as at 31 December 2025[2]	Shareholding as % of base salary as at 31 December 2025	Shareholding requirement (% of salary)
Ian Lowitt	2,651,042	$101,693,971	7722%	300%
Rob Irvin	11,358	$435,692	66%	200%
1.Eligible shares includes all shares owned outright and all unvested deferred bonus shares not subject to performance conditions on a notional net of tax basis.
2.Value of shares based on share price of $38.36 as at 31 December 2025.
Comparison to company performance
Performance graph and table and comparison to CEO pay
The following shows details of the remuneration paid to the individual in the role of CEO for the performance years 2024 to 2025, and below that, a graph showing the TSR performance of the Company since listing.

	2025	20241
CEO single figure of remuneration	$17.268m	$6.942m
Annual Bonus as a % of maximum opportunity (%)	97%	98%
LTIP award as a % of maximum opportunity (%)	100%	100%
1.CEO single figures reflect total sums paid as referred to on page 138 of the annual report

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

	Change in salary / NED fees					Change in benefits					Change in bonus
	2024 to 2025	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2024 to 2025	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2024 to 2025	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021
Ian Lowitt[11]	-%	-%	33%	(63)%	-%	26%	(20)%	7%	(6)%	(5)%	32%	14%	6%	195%	36%
Rob Irvin[2,11]	5%	19%	n/a	n/a	n/a	-%	-%	n/a	n/a	n/a	54%	41%	n/a	n/a	n/a
Robert Pickering[3]	7%	103%	38%	-%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Linda Myers[4]	5%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Sarah Ing[5]	4%	14%	1%	-%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Konstantin Graf von Schweinitz[6]	2%	8%	-%	-%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Roger Nagioff[7]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Henry Richards[8]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Madelyn Antoncic[9]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
John Pietrowicz[10]	46%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
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
7.Roger Nagioff resigned on 13 May 2025. Figures for 2025 have been annualised to aid comparison.
8.Henry Richards joined the Board in April 2024 and resigned on 25 April 2025.
9.Madelyn Antoncic joined the Board in January 2024 and resigned on 18 December 2024. Figures for 2024 have been annualised to aid comparison.
10.John Pietrowicz joined the Board in April 2024.

11.CEO and CFO are compensated in GBP - % year on year change has been adjusted to reflect change in F/X rates
Pay ratio information
The table below reflects the Chief Executive Officer's pay ratio when compared to employees at the
25th percentile, median and 75th percentile of the Group’s UK workforce pay for the financial years 2024 and 2025. The table also includes the salary and total pay and benefits figures for employees at each percentile for 2024 and 2025.

Year	Method	25th percentile pay ratio	Total pay and benefits (25th percentile)	Salary component of total pay and benefits (25th percentile)	Median pay ratio	Total pay and benefits (50th percentile	Salary component of total pay and benefits (50th percentile)	75th percentile pay ratio	Total pay and benefits (75th percentile)	Salary component of total pay and benefits (75th percentile)
2025	A	135:1	$128,107	$79,020	87:1	$198,637	$118,530	37:1	$460,555	$171,210
2024	A	67:1	$102,683	$76,773	35:1	$200,864	$108,761	14:1	$381,880	$159,943
The Committee chose to use Option A to calculate the ratio as the data was available and the approach is considered to be the most accurate. For 2025, the UK employee data was taken as at 31
December 2025; employee means anyone employed under a contract of service. A full-time equivalent total was created for part-time employees and the remuneration of employees hired during the year was annualised. The resulting list was then ranked to identify the individuals at the 25th, 50th and 75th percentiles.
The CEO pay ratios were then calculated based on these percentiles. It should be noted that the
CEO single total figure of remuneration includes one exceptional item: the value of the shares at vesting under the RLTIP, including dividend equivalents. This non-recurring item has increased the CEO's single figure value, leading to ratios that do not reflect a consistent basis for year-on-year comparison. With this exceptional item removed, the median pay ratio reduces to 45:1. Overall, on this adjusted basis, the
Company believes that the median pay ratio for the relevant financial year is consistent with the pay, reward and progression for the Company’s UK employees taken as a whole.
Relative importance of spend on pay
The table below shows the total pay for all of the Group's employees compared to other key financial indicators for the financial years 2024 and 2025.

	Current Year	2024
Employee remuneration (USD m)	1,234.2	971.1
Distributions to shareholders (USD m)	55.5	77.1
Statement of implementation of Remuneration Policy for the year ended 31 December 2026
Executive Directors
Base Salary
No change to the CEO Base Salary is being proposed. The Base Salary for the CFO has seen a modest adjustment to reflect market benchmark and more broadly aligns the fixed pay for the CFO to other Executive Committee members.

Executive Director	Base salary at 1st Jan 2025 ($)	Base salary at 1st Jan 2026 ($)	% change
Ian Lowitt	$1,317,000	$1,317,000	—%
Rob Irvin	$658,000	$698,000	6%
Benefits
No changes to benefits are expected. The Executive Directors will have access to the same benefits as available to UK employees.
Annual bonus
The CEO and CFO will receive an annual bonus award of 600% and 250% of salary respectively, unchanged from financial year 2025.
The following table shows the performance metrics and weightings for the annual bonus in 2026.
The weighting for Financial measures remains at 75% for 2026 as the Committee considers that using
Financial measures will more closely align reward to delivering shareholder value. The Committee considers that the disclosure of detailed performance targets in advance for 2026 would be commercially sensitive and they are not, therefore, disclosed here.

Element		Weighting
Financial Measures		75%
Adjusted Operating PBT	37.5%
EPS	37.5%
Strategic Measures		25%
Total		100%
Equity incentive plans
The CEO and CFO will receive a target LTIP award of 100% and 125% of salary respectively, unchanged from financial year 2025.
The threshold to maximum ranges for 2026 Annual LTIP awards are set out in the table below.
Awards vest at 50% at threshold and 100% at maximum, with straight-line vesting between these points.
Vested awards are subject to a two-year holding period.

Financial measure	Weighting	Threshold (50% of max)	Straight Line Apportionment	Maximum (100% of max)
Growth in Adjusted Operating Profit Before Tax	50%	average of 5% pa over the Performance Period	more than 5% and less than 10% over the Performance Period	average of 10% pa over the Performance Period
Growth in Adjusted EPS	50%	average of 5% pa over the Performance Period	more than 5% and less than 8% over the Performance Period	average of 8% pa over the Performance Period
A further stretch performance target (requiring 12.5% growth in Adjusted Operating Profit Before
Tax and 10% growth in Adjusted EPS) would give rise to an additional 15% of the maximum number of shares vesting (i.e. 115% of the number of shares referred to above would vest). This is a cliff target, with no additional vesting where performance falls between the maximum and stretch performance targets.
Retirement Benefits
No changes to retirement benefits are anticipated for 2026.
Non-Executive Directors

Fees
There are no changes to the current Base Fee level implemented on 1 June 2024.

Non-Executive Director	Base Fee[1] at 1st June 2025 ($)	Base Fee at 1st Jan 2026 ($)	% change
Robert Pickering	$383,865	$383,865	—%
Linda Myers2 3	$108,761	$108,761	—%
Sarah Ing[2]	$108,761	$108,761	—%
Konstantin Graf von Schweinitz[2]	$108,761	$108,761	—%
John Pietrowicz[3]	$108,761	$108,761	—%
1.F/X rate used $1.27955
2.Chair of Committee Fee remains unchanged at $31,989
3.Overseas Allowance Fee remains unchanged at $12,795
Equity incentive plans
Annual equity awards will be granted to Non-Executive Directors. Awards to each Non-Executive
Director will have a grant value of $120,000, unchanged from financial year 2025. Awards will vest on the first anniversary of the grant date, are not subject to performance conditions and no retention period applies. The number of shares subject to awards shall be determined by reference to the share price at the time of grant.
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
1.Roger Nagioff and Henry Richards were appointed members of the Committee on 24 April 2024. Roger Nagioff and Henry Richards resigned as directors of the Company on
13 May 2025 and 25 April 2025. .
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
Statement of voting at general meeting

At the AGM on 28 May 2025, shareholders considered and voted on the 2024 Directors'
Remuneration Report (other than the Directors' Remuneration Policy) and the Directors' Remuneration
Policy, as set out in the table below. Both resolutions were approved by shareholders at the 2025 AGM.
Approval of Directors' Remuneration Report and Policy

	Directors' Remuneration Policy 2025 AGM	Directors' Remuneration Report 2025 AGM
Percentage for	92.41%	99.41%
Votes for	48,635,366	52,323,543
Percentage against	7.58%	0.58%
Votes against	3,992,555	307,288
Total votes cast excluding votes withheld	52,627,921	52,630,831
Votes withheld[1]	7,950	5,040
Total votes cast including votes withheld	52,635,871	52,635,871
1.Votes withheld: these are not included in the final proxy figures as they are not recognised as a vote in law.

C.Board Practices
Corporate Governance Practices
Our Board consists of seven members. Our Board has determined that Robert Pickering, Sarah
Ing, Konstantin Graf von Schweinitz, Linda Myers and John W. Pietrowicz do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. There are no family relationships among any of our directors.
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
Board of Director Service Contracts
Board Committees
The Board has established an audit and compliance committee, a remuneration committee, a nomination and corporate governance committee, a risk committee and a mergers and acquisitions
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
Remuneration Committee
The remuneration committee, which consists of Linda Myers, Robert Pickering and Sarah Ing assists the Board in determining the remuneration policy and practices of the Company for executive directors’ remuneration and to design and determine the remuneration for the Chair of the Board, executive directors and senior management. Linda Myers serves as Chair of the committee. Under SEC and Nasdaq listing rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard director fees. Our Board has determined that Linda Myers, Robert Pickering and Sarah Ing each satisfies the heightened independence standards under SEC and Nasdaq listing rules.
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
Nomination and Corporate Governance Committee
The nomination and corporate governance committee, which consists of Robert Pickering, Sarah
Ing and Konstantin Graf von Schweinitz, assists our Board in identifying individuals qualified to become members of our Board consistent with criteria established by our Board and in developing our corporate governance principles. Robert Pickering serves as Chair of the committee.
The nomination and corporate governance committee is responsible for, among other things:

•identifying and recommending director candidates to the Board for approval;
•reviewing our succession plans;
•reviewing and evaluating the structure and performance of our board;
•recommending nominees for selection to our Board’s committees;
•developing and implementing appropriate corporate governance arrangements; and
•overseeing sustainability and ESG matters.
Risk Committee
The risk committee, which consists of Konstantin Graf von Schweinitz and Sarah Ing, assists the
Board in overseeing and providing advice to the Board on our current risk exposure and future risk strategies. Konstantin Graf von Schweinitz serves as Chair of the risk committee.
The risk committee’s responsibilities include:
•overseeing the day-to-day risk management, internal control systems and oversight arrangements of senior management;
•assessing our current risk exposures, including credit/counterparty risk, market risk, liquidity risk, combined risk, operational risk, information technology risks, including cybersecurity and data privacy; and
•advising the Board on risk strategy.
Mergers and Acquisitions Committee
The mergers and acquisitions committee, which consists of John Pietrowicz and Linda Myers, assists our board with reviewing potential mergers, acquisitions, disposals and similar transactions providing focused oversight of transactional activity. John Pietrowicz serves as Chair of the mergers and acquisitions committee.
The mergers and acquisitions committee’s responsibilities include:
•Reviewing the strategic alignment of all proposals and any associated significant business issues and risks;
•Overseeing the conducting of appropriate due diligence;
•Considering regulatory, legal and any employee-related issues;
•Guide negotiations to achieve the most advantageous outcomes for the Group; and
•Recommending proposals to the Group Board for approval
D.Employees
As of December 31, 2025, we directly employed 3,109 people in the United Kingdom, Europe,
APAC, North American and other regions of which 1,506 were front office employees. In addition, we also had a total of 173 contractors and consultants working with us as of December 31, 2025.

The number of our full-time employees (excluding contractors and consultants) by geography and role are summarized below as of December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024	2023
Employees by geography
United Kingdom ...............................................................................	1,631	1,095	956
Europe ...............................................................................................	282	218	196
North America ..................................................................................	756	709	688
APAC .................................................................................................	229	200	171
Other Regions(1) ...............................................................................	211	118	63
Total ...................................................................................................	3,109	2,340	2,074

Employees by role
Front-office employees ...................................................................	1,506	1,241	1,175
Control and support employees ....................................................	1,603	1,099	899
Total ...................................................................................................	3,109	2,340	2,074

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
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
N/A.
Item 7.Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 3, 2026 by:
•each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
•each of our executive officers and our Board of directors; and
•all of our executive officers and our Board as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or
Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 3, 2026 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
Unless otherwise indicated below, the address for each beneficial owner listed is c/o Marex
Group plc, 155 Bishopsgate, London, EC2M 3TQ, United Kingdom.
For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner	Number	%(4)
5% or Greater Shareholders
Amphitryon Limited(1) .................................................................................................	7,160,826	9.98
MASP Investor Limited Partnership(2) .....................................................................	5,024,604	7.00
Directors and Executive Officers(3)
Ian Lowitt .....................................................................................................................	2,642,483	3.68
Robert Irvin .................................................................................................................	7,326	*
Paolo Tonucci .............................................................................................................	1,125,908	1.57
Simon van den Born ..................................................................................................	1,171,570	1.63
Thomas Texier ............................................................................................................	76,000	*
Nilesh Jethwa .............................................................................................................	99,747	*
Robert Pickering ........................................................................................................	26,909	*
Konstantin Graf von Schweinitz ..............................................................................	21,308	*
Sarah Ing .....................................................................................................................	7,348	*
Linda Myers ................................................................................................................	19,472	*
John W. Pietrowicz ....................................................................................................	19,472	*
All executive officers and directors as a group (11 persons) .....................	5,217,543	7.27

* less than 1%
(1)Based solely on the Schedule 13G that was filed by Amphitryon Limited on July 24, 2025. Amphitryon Limited is the record holder of the ordinary shares reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Limited. JRJ
Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Sir Jeremy Isaacs and Mr. Roger Nagioff. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by Amphitryon Limited.
The business address of Amphitryon Limited, JRJ Investor 1 LP, JRJ Group Limited, Sir Jeremy Isaacs and Mr. Roger Nagioff
is 44 Esplanade, St. Helier, JE4 9WG. All the reporting persons share voting power and dispositive power over the shares of the Company.
(2)Based solely on the Schedule 13G that was filed by MASP Investor Limited Partnership (“MASP Investor LP”) on July 24, 2025.
The business address of MASP Investor LP, a limited partnership established under the laws of Jersey, is 44 Esplanade, St.
Helier, JE4 9WG, Jersey. MASP Investor LP acts through its general partner, Forty Two Point Two Acquisition Limited
(“FTPTAL”), a company organized under the laws of the British Virgin Islands, whose business address is Little Denmark
Building, PO Box 4584, Road Town, Tortola, British Virgin Islands. FTPTAL, in its capacity as general partner of MASP Investor
LP, is the record holder of the ordinary shares reported herein. FTPTAL is indirectly wholly-owned by BXR Group Holdings
Limited, a company organized under the laws of the British Virgin Islands, whose business address is Little Denmark Building,
PO Box 4584, Road Town, Tortola, British Virgin Islands, and is deemed to have beneficial ownership of the ordinary shares held directly by FTPTAL, in its capacity as general partner of MASP Investor LP. All the reporting persons share voting power and dispositive power over the shares of the Company.
(3)  This includes certain ordinary share awards under a Deferred Bonus Plan (“DBP”) which will vest within 60 days of March 3,
2026, as follows: Ian Lowitt 27,467; Paolo Tonucci 34,234; Simon van den Born 50,361; Thomas Texier 23,963; Nilesh Jethwa
17,653.
(4)    This excludes ordinary shares held by our Employee Benefit Trust that were unallocated as of March 3, 2026.

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.
As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. To our knowledge, as of March 3, 2026, we had two holders of record of our ordinary shares in the United States, holding, in the aggregate 72,933,681 or 99.99%, of our outstanding ordinary shares, which excludes 1,199,156 ordinary shares held by our EBT that were unallocated as of December
31, 2025.
Significant changes to the Company’s major shareholders during the year ended December 31,
2025 included (1) the disposal by Ocean Ring Jersey Co. Limited of its entire holding of ordinary shares in the Company and (2) the reduction in the aggregate ownership of Amphitryon Limited, MASP Investor LP and JRJ Investor 1 LP to 17%, following disposals of shares. To our knowledge, other than as provided in the table above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this Annual Report, there has been no other significant change in the percentage ownership held by any major shareholder since January 1, 2023.
We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
B.Related Party Transactions
The following is a description of material related party transactions as defined under Item 7.B of
Form 20-F, that we have entered into since January 1, 2023.
2020 Shareholders’ Agreement
On October 20, 2020, we entered into a Shareholders’ Agreement with Amphitryon Limited
(“Amphitryon”), Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L. (the “2020
Shareholders’ Agreement”). Pursuant to the terms of the 2020 Shareholders’ Agreement, the Group paid a management fee of 2.5% of EBITDA each year to a party associated with the ultimate parent company for services provided. The 2020 Shareholders’ Agreement terminated in connection with our IPO on April
25, 2024.
For the six months ended June 30, 2024, the Group paid $2.4m under the 2020 Shareholders’
Agreement, recorded within other expenses. However, as the calculation is based on the audited full-year
EBITDA, an additional payment of $0.4m was made during the first quarter of 2025, representing the final adjustments to the fees owed.
2024 Shareholder Agreement
Following the termination of the 2020 Shareholders' Agreement, a new Shareholder Agreement
came into effect between the Company, Amphitryon, JRJ Investor 1 Limited Partnership (“JRJ”) and
MASP Investor Limited Partnership (“MASP”) (the “2024 Shareholder Agreement”).
The 2024 Shareholder Agreement, amongst other matters, provided Amphitryon (acting on behalf of and at the direction of JRJ) or JRJ with director nomination rights for so long as Amphitryon, JRJ and
MASP (the ‘Shareholders’) held in aggregate, at least 10% of the Company’s issued ordinary share capital, in which case they were entitled to nominate one director, or at least 25% of the Company’s issued ordinary share capital, in which case they were entitled to nominate two directors.
Following disposals of shares during the year ended 31 December 2025, the Shareholders’
ownership interest in the Company reduced to 17%, in aggregate. Consequently, one of the two directors appointed under the Shareholder’s director nomination rights resigned from the Board. Although the

Shareholders’ aggregate ownership continued to exceed 10% of the Company’s issued ordinary share capital, the remaining director appointed pursuant to the nomination rights also resigned from the Board.
Subsequently, the Shareholders irrevocably waived their nomination rights under the 2024 Shareholder
Agreement.
The 2024 Shareholder Agreement does not include the payment of any management fees.
Registration Rights Agreement
In connection with our IPO, we entered into a Registration Rights Agreement with Amphitryon
Limited, JRJ Investor 1 LP, BXR Group Holdings Limited, Ocean Ring Jersey Co. Limited and Ocean
Trade Lux Co S.Á.R.L. (the “Registration Rights Agreement”), pursuant to which such shareholders were granted certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, were borne by us.
Company Lock-up Agreements
Our executive officers and certain other members of our management team entered into a lock-up agreement with the Company in 2024 in connection with the IPO (the “Company Lock-up Agreement”).
Pursuant to the Company Lock-up Agreement, each such shareholder agreed not to sell certain shares owned by them for a period of one year after the date of the final prospectus from our IPO, with the exception of our Chief Executive Officer, who is subject to a two-year lock-up period. The Company Lock-
up Agreement may be waived with the consent of our Chief Executive Officer and our remuneration committee.
Our executive officers and the same members of our management team entered into separate lock-up agreements with the Company in connection with a first follow-on offering of shares by certain selling shareholders in October 2024 and a second follow-on offering of shares by certain selling shareholders in April 2025 (the “Follow-On Lock-Up Agreements”). Pursuant to the Follow-On Lock-Up
Agreements, each such shareholder (including our Chief Executive Officer) agreed not to sell certain shares owned by them for a period of 60 days after the date of the relevant prospectus for each follow-on offering.
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
Legal and Arbitration Proceedings
From time to time and in the ordinary course of business, we are subject to various legal and regulatory proceedings, claims and actions, including contractual disputes, tort claims and employment matters. We are also subject to extensive regulation and supervision in the U.K, the U.S. and the other jurisdictions in which we do business, in connection with which we periodically engage with such regulatory agencies and organisations in the context of examinations, requests for information and investigations. Such engagement may, from time to time, result in regulatory complaints against us, the resolution of which can include fines and other remediation.
In October 2025, two separate class actions were filed against the Company by Michaella G. Katz and Ravishanker Narayanan in the United States District Court for the Southern District of New York (the
“Class Actions”). The Class Actions allege violations of federal securities laws by generally repeating allegations against the Company that were contained in a short seller report published in August 2025.
The Company intends to vigorously defend its position in court, and contends the Class Actions are unsubstantiated claims that repeat those included in the short seller report and are without merit. In the coming months, the Company intends to move to dismiss the Class Actions in full and all other proceedings in the cases are stayed pending resolution of that motion.
In September 2025, DK Trading & Supply LLC et al (“DKTS”) filed a claim in the 34th Judicial
District Court of Chambers County, Texas, against the Company and its wholly owned subsidiary,
Pinnacle Fuel LLC (“Pinnacle”), in connection with a delivery of allegedly contaminated crude oil. DKTS are seeking $22.5m in damages in relation to a flash title transaction pursuant to which Pinnacle purchased crude oil from a third-party supplier that Pinnacle simultaneously sold on to DKTS. DKTS is also seeking a declaration that the Company is obligated for any and all liabilities of Pinnacle to DKTS pursuant to a parental guarantee issued by the Company (the “DKTS Claim”). The Company intends to defend its position and contends that, among other things, as a flash title transaction there was no opportunity for Pinnacle to have contaminated the crude oil. On the Company’s application, the DKTS
Claim was moved to the U.S. District Court for the Southern District of Texas and, by agreement of the parties, DKTS’ claims against the Company and Pinnacle have been consolidated into a single arbitration claim to be heard by the American Arbitration Association. The Company and Pinnacle filed their joint defense in January 2026.
In August 2025, Ocean Freight Trident Offshore Master Fund Limited (“Ocean Freight”) filed a claim against our wholly owned subsidiary, Marex Financial (“MF”), in the English high court alleging that
MF had improperly closed out Ocean Freight’s open positions and caused Ocean Freight losses
(including consequential losses) of $28.9m and, further, that MF used confidential information pertaining to Ocean Freight to put on and profit from opposite positions (the “Ocean Freight Claim”). MF filed its defense in October 2025; the parties are currently preparing for a Case Management Conference in
March 2026 at which the timetable to trial will be established.
Although the outcome of the Class Actions, the DKTS Claim and the Ocean Freight Claim, and
any other proceedings, claims and actions received by the Company and its subsidiaries, cannot be predicted with certainty, we do not believe that the outcome of such would, in our management’s judgment, have a material adverse effect on our financial condition or results of operation.
Dividend Policy
We paid dividends of $63.8m and $42.2m in the years ended December 31, 2024 and 2025, respectively.
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
The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, published practice applying as at the date of this Annual Report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ordinary shares. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ordinary shares, or all of the circumstances in which holders of ordinary shares may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out below under “U.S. Federal Income Taxation.”
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident for tax purposes solely in the United Kingdom and to whom split year treatment does not apply and who do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ordinary shares is connected, (“U.K. Holders”), who are absolute beneficial owners of the ordinary shares (where the ordinary shares are not held through an Individual Savings Account or a Self-Invested Personal Pension)
and who hold the ordinary shares as investments. The statements in this guide do not apply to any Holder who either directly or indirectly holds or controls 10% or more of the company’s share capital (or class thereof), voting power or profits.
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
•individuals who are eligible for relief or under the U.K.’s foreign income and gains regime.
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND
ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF
ORDINARY SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION,
OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN SPECIFIC
CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT
PERSONS OR U.K. RESIDENT INDIVIDUALS ELIGIBLE FOR RELIEF UNDER THE U.K.’S FOREIGN
INCOME AND GAINS REGIME ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY
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
Holder in the 2025/26 tax year (the “Nil Rate Band”). Income within the Nil Rate Band will be taken into account in determining whether income in excess of the Nil Rate Band falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the Nil Rate Band will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band (increasing to 10.75% in the 2026/27 tax year), 33.75% to the extent that the excess amount falls within the higher rate tax band (increasing to 35.75% in the 2026/27 tax year)
and 39.35% to the extent that the excess amount falls within the additional rate tax band (no increase to this rate for the 2026/27 tax year has been announced).
Corporation Tax

A corporate holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for an exemption from U.K. corporation tax, which should generally be the case, although certain conditions must be met. If the conditions for the exemptions mean that none are satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (currently, the main rate of corporation tax is 25%).
Chargeable Gains
A disposal or deemed disposal of ordinary shares by a U.K. Holder may, depending on the U.K.
Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption for individuals), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ordinary shares, the current applicable rate is
24%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K.
capital gains tax on such disposal, the current applicable rate is 18%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be
24%.
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
shares to a depositary receipt issuer or to a clearance service to the extent that such transfer is an
“exempt capital-raising transfer” or an “exempt listing transfer”.
Transfers of shares from a depositary receipt issuer to a clearance service are generally outside of the charge to U.K. stamp duty and SDRT (assuming that the clearance service has not entered into a section 97A election) and, as such, a transfer of our ordinary shares from the depositary receipt issuer to the nominee for DTC should not give rise to a liability to U.K. stamp duty or SDRT. It is understood that
HMRC regards the facilities of DTC as a clearance service for these purposes, and we are not aware of any section 97A election having been made by DTC.
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
For each taxable year we are considered a PFIC, a United States Holder will be subject to annual information reporting requirements under the PFIC rules, including the filing of IRS Form 8621. A failure to file forms as required may toll the running of the statute of limitations in respect of each of the United
States Holder’s taxable years for which such form is required to be filed.
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
Item 11.Quantitative and Qualitative Disclosures About Market Risk
Our activities expose us to several financial risks, including credit risk, market risk, and liquidity risk. We manage these exposures through a suite of mitigating controls supported by our risk management framework. This framework is designed to be both prudent and adaptive to changes in our operating and market environment. Ultimate oversight of our risk management framework rests with our
Board of Directors.
The Board’s risk appetite is articulated and controlled through various mechanisms, including risk appetite statements applicable to each of the different categories of risk, and a defined risk classification model. Implementation of our risk appetite across the business is overseen by both our Risk Committee and our Audit and Compliance Committee. Each Committee is responsible for establishing tolerance levels for the categories of risk within its remit, enabling us to assess risk exposures in the context of our strategic objectives. These tolerances are classified as (i) low, (ii) moderate, or (iii) acceptable, with the majority designated as low.
Risk limits, supported by defined triggers, are set for each risk measure by the Risk Committee and Audit and Compliance Committee pursuant to the authority delegated by our Board of Directors.
These limits establish the operating boundaries within which our executive management team is authorized to conduct the business. Risk limits may be updated as necessary to reflect changes in our corporate and strategic priorities, as well as emerging risks. Together, these limits form a key component of our overall risk appetite framework.
A risk appetite dashboard is maintained by our risk management team and reported monthly to
Executive Management and quarterly to the Risk Committee and the Board. Any breach of a trigger or risk limit is escalated promptly to determine and implement appropriate remediation.
Risk appetite measures are further supported by a suite of key risk indicators established by our executive management team to facilitate more granular, day-to-day risk monitoring across the business.
Dedicated personnel within our Risk Department monitor and manage exposures arising from (a) our own positions and (b) the positions of our clients, including related counterparty exposures, in each case within the risk appetite set by our Board.
For additional information, see Note 35 to our consolidated financial statements included elsewhere in this Annual Report.

Credit risk
The maximum credit risk exposure relating to financial assets is represented by the gross carrying value as at the balance sheet date. Credit risk in the Group principally arises from cash and cash equivalents deposited with third party institutions, exposures from transactions and balances with exchanges and clearing houses, and exposures resulting from transactions and balances relating to clients and counterparties, some of which have been granted credit lines.
The Group only makes treasury deposits with banks and financial institutions that have received approval from the Group’s Executive Risk & Credit Committee (or their authorized delegates). These deposits are also subject to counterparty limits with respect to concentration and maturity.
The Group’s exposure to client and counterparty transactions and balances is managed through the Group’s credit policies and, where appropriate, the use of initial and variation margin credit limits, in conjunction with position limits for all clients and counterparties. These exposures are monitored both intraday and overnight. The limits are set by the Group’s Executive Risk & Credit Committee (or their authorized delegates) through a formalized process.
The Group has received collateral in respect of its derivative assets during the year ended
December 31, 2025 amounting to $277.0m (2024: $420.1m). Collateral was recognized in amounts payable to clients.
Market risk
The Group’s activities expose it to financial risks primarily generated through financial (including interest rate, equity and foreign exchange markets) and commodity market price exposures. The Group’s
Agency & Execution, Market Making and Hedging and Investment Solutions businesses generate market risk as the Group acts as principal.
In Agency and Execution, while client transactions are typically matched, market risk may arise due to differences in trade timing or duration.
In Market Making, Marex provides liquidity and acts as principal to transactions, with trading portfolios exposed to market movements across the instruments in which Marex makes prices – primarily within the metals, agriculture, energy, and financial securities markets.
Hedging and Investment Solutions activities involve market risk stemming from structured products, hedging strategies, and investment-related positions designed to meet client risk management objectives.
The Market Risk function is responsible for identifying, measuring, monitoring, and limiting these market risk exposures across all business segments. Through the application of risk limits, controls, and governance frameworks, Market Risk seeks to constrain adverse changes in market prices and thereby limit potential fluctuations in the value of Marex’s trading portfolios.
Market risk sensitivity
The Group manages market risk exposure using appropriate risk management techniques within predefined and independently monitored parameters and limits. The Group uses a range of tools to monitor and limit market risk exposures. These include Value-at-Risk ("VaR"), sensitivity limits and stress testing. VaR is used for Agency & Execution and Market Making with the exception of Darton Group Ltd,
Tangent Trading, whilst stress testing is used for Hedging and Investment Solutions business.
Value at Risk
VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.
The VaR model used by the Group is based on the Historical Simulation technique.

The Group validates VaR by comparing to alternative risk measures, for example, scenario analysis and exchange initial margins as well as the back testing of calculated results against actual profit and loss. The Group recognizes the limitations of VaR by augmenting its VaR limits with other position and sensitivity limit structures. The Group also applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions.
Market risk management in the Agency & Execution segment
VaR, risk sensitivity limits and stress testing are used to assess market risk associated with the
Agency & Execution segment. The Agency & Execution segment includes the following eleven desks:

	December 31, 2025	December 31, 2024
Business	VaR	VaR	Additional risk metrics monitored
European Emerging Bonds	less than $0.5m		Stress, GMV, DV01, CS01, Aged Inventory
Equities Market Making	less than $0.5m	less than $0.5m	Gross long/short and single name equity delta, FX delta
FX Frontier	less than $0.5m	less than $0.5m	FX delta by currency, tenor and book
FX OTC	less than $0.5m	less than $0.5m	FX delta by currency, tenor and book
Interest Rate Swaps	less than $0.5m	less than $0.5m	PV01 by currency and tenor
U.S. Emerging Corporate Bond	less than $0.5m	less than $0.5m	Stress, GMV, DV01, CS01, Aged Inventory
U.S. Equity Securities Lending	less than $0.5m	less than $0.5m	Stress, GMV, DV01
U.S. Fixed Income Corporate Bond	less than $0.5m	less than $0.5m	Stress, GMV, DV01, CS01, Aged Inventory
U.S. Fixed Income Financing Services	less than $0.5m	less than $0.5m	Stress, GMV, DV01
Marex Fund (Formerly Volatility Performance Fund)	less than $0.5m	less than $0.5m	Equity delta and vega, tenor, FX delta
Winterflood- Equities Market Making	less than $0.5m		Gross long/short and single name equity delta, FX delta, DV01
Market risk management in the Market Making segment
VaR, is used to assess market risk associated with the Market Making segment which include the following four desks:

	December 31, 2025	December 31, 2024
Business	VaR	VaR	Additional risk metrics monitored
Agricultural	less than $1.0m	less than $3.0m	Outright Delta, Delta spreads, Vega
Metals	less than $2.0m	less than $2.0m	Outright Delta, Delta spreads, Vega
CSC Commodities	less than $0.5m	less than $0.5m	Outright Delta, Delta spreads, Vega
Energy Market Making	less than $1.5m	less than $1.0m	Outright Delta, Delta spreads, Vega, Stress
Market risk management in the Hedging and Investment Solutions segment
Stress testing is used to assess market risk associated with the Hedging and Investment Solutions segment. The market risk profile of the business is managed via risk sensitivities according to the prevailing risk factors of issued products and hedges. This is monitored and controlled daily on a net risk profile for each desk and supported by additional stress concentration and scenario-based analyses.
Sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios, including the key risks per asset class as follows:
•Commodity risk
•Equity risk
•Foreign exchange risk
•Interest rate risk
•Credit spread risk
•Digital asset risk
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
The net equity market risk exposure to customized OTC derivatives, which includes structured notes issuance, within Hedging and Investment Solutions, including hedges, using the delta measure for the year ending December 31, 2025 was less than $17.0m (2024: less than $8.5m). A notional delta exposure of $17.0m implies that a 1% movement in the underlying equity markets would be expected to result in an approximate income statement impact of $0.17m. Risks on other asset classes are small.
Sensitivity measures are used to monitor the market risk positions within each risk type, and granular risk limits are set for each desk with consideration for market liquidity, customer demand and capital constraints among other factors.
Risk sensitivity calculations are made using a dedicated Risk Engine, whose models have been validated. They are calculated by altering a risk factor and repricing all products to observe the profit and loss impact of the change. The Group issues products and enters into OTC derivatives trades on cryptocurrencies, primarily Bitcoin, Ethereum, Solana, Ripple and their corresponding exchange-traded funds.

Foreign currency risk
The Group’s policy is to minimize volatility as a result of foreign currency exposure. We monitor net exposure in foreign currencies on a daily basis and buy or sell currency to minimize the exposure. We also enter into hedges for material future dated non-USD commitments through the use of derivative instruments, which may be designated as cash flow hedge relationships in accordance with the Group's accounting policy.
The associated gains and losses on derivatives that are used to hedge GBP commitments are recognized in other comprehensive income and will be recycled when the anticipated commitments take place and included in the initial cost of the hedged commitments.
As at December 31, 2025, the aggregate amount of gains/(losses) under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a gain of $1.2m (2024: $1.8m loss). It is anticipated that these commitments will become due monthly over the course of the maturity analysis note above, at which time the amount deferred in equity will be recycled to profit and loss.
As at December 31, 2025 no ineffectiveness (2024: $nil) has been recognised in profit and loss arising from the hedging of these future dated GBP commitments.
For additional information, see Note 23 to our consolidated financial statements included
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
The Group’s risk management strategy is to reduce the volatility in the Group’s interest receipts owing to changes in the short term reference rate for the Group’s short term deposits. As such, management monitors the reference rates to ensure that any adverse changes in the reference rate does not adversely affect the Group’s earnings. During 2024, to hedge against future perceived interest rate headwinds, the Group entered into a series of interest rate swaps in USD and EUR to ensure a smoother profile of interest rate returns. Further hedges were added during 2025. The Group has designated certain interest rate swaps as hedging instruments and the associated gains and losses on the interest rate swaps hedging future interest cash flows are recognized in other comprehensive income.
As at December 31, 2025, the aggregate amount of gains/(losses) under interest rate contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a gain of $11.3m (2024: $24.6m loss). As at December 31, 2025 no ineffectiveness has been recognised in profit and loss arising from the hedging of these future dated commitments (2024: $nil).
The Group’s exposures to interest rate risk arise from financial assets and liabilities measured at fair value, issued debt securities, investments, client balances and derivatives. Changes in interest rates also have an impact on the Group’s net interest income. The overarching risk objective is to match the risk profile of interest-bearing assets and liabilities, while maintaining risk limits and monitoring processes for residual exposures. Interest rate risk arising from financial assets and financial liabilities measured at fair value within our trading portfolio is managed as part of the market risk management framework. The
Group’s approach to issued debt securities, including medium-term note programs, is to convert fixed rate coupons to floating rates of interest to match predominantly floating interest rate earning assets. This is typically achieved using interest rate derivatives, which are designated as fair value hedge relationships in accordance with the Group’s accounting policy. For further detail on the Group's hedging arrangements, please refer to Note 23. The interest rate risk of investments is managed by approved risk limits, which consider credit quality and duration.
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
The interest rate movements are monitored for potential impact to net interest income ('NII')
continuously. The Group is sensitive to movements in short term rates, as changes to the rate will require a rebalancing of any fixed rate exposure. The Group considers that short term rates include rates that reference periods between overnight and 3 months on the basis that these are the most common fixing periods for interest rate products. The interest rate exposure is managed using a variety of instruments and is exposed to material changes in the short term rates as these are likely to reflect fixing periods during which floating rate exposure is effectively fixed until the next fixing date is reached. Analysis of recent changes to short term rates suggest that movements are usually within a 100bps range; this is based on a review of Fed Funds rate moves between January 2023 and December 2025 and as such, the Group has considered a movement of 100bps to be a material scenario over a 3-month period.
The Group has modelled the interest rate sensitivity to include the impact of rate movements on the income earned on average investment balances offset with expenses paid on interest bearing liabilities and debt funding. This reflects the proportion of client assets which are interest bearing and the average balances of our debt funding. The sensitivity analysis has been determined based on the exposure at the reporting date and does not include effects that may arise from increased margin calls at exchanges, changes in client behavior or related management actions.
It is estimated, that as at December 31, 2025, if the relevant short term interest rates had been
100bps higher, NII on interest-bearing financial assets and financial liabilities for the year ended
December 31, 2025 would increase by $34.0m (2024: $17.0m). If the short-term interest rates had been
100bps lower, NII for interest-bearing financial assets and financial liabilities for the year ended December
31, 2025 would decrease by $34.0m (2024: $17.0m). This impact relates solely to NII and does not include the impact of compensation or taxes which would reduce the impact on profit after tax.
For additional information, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report.
Fair value hedge
As part of the Group's management of market risk exposures, the following fair value hedges were in place as at December 31, 2025 and 2024:
–An interest rate swap and a cross currency swap agreement in place with a notional amount of €300m whereby the Group receives SOFR + 6.1% and $327.3m in return for €300m and paying fixed
8.375%. The interest rate swap and cross currency swap are being used to hedge the exposure to changes in the fair value of the fixed rate 8.375% senior debt issuance.

–An interest rate swap with a notional amount of $600.0m whereby the Group receives the fixed rate of
6.404% and pays the floating rate of SOFR + 2.5751%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates.
The Group entered into the following hedges during the year ended 31 December 2025:
•An interest rate swap entered into in May 2025 as part of the senior note issuance. The swap has a notional amount of $500.0m whereby the Group receives the fixed rate of 5.829% and pays the floating rate of the Secured Overnight Financing Rate ("SOFR") + 2.4187%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates.
•Interest rate swap agreements entered into in 2025 with respect to certain U.S. treasury instruments acquired during the period. The swaps have a cumulative notional amount of
$300.0m whereby the Group receives the floating rate of SOFR and pays the fixed rate under each contract. The risk being hedged is the exposure to changes in the fair value of the entire portion of the fixed-rate U.S. treasury instruments due to fluctuations in market interest rates.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate swap match the terms of the fixed rate loan (i.e. notional amount, maturity, payment and reset dates). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. To test the hedge effectiveness, the Group uses the hypothetical derivative method and hedge effectiveness is assessed by comparing the changes in the fair value of the hedging instrument against the changes in the fair value of the hypothetical derivative representing the hedged risk.
Hedge ineffectiveness can arise from:
•different interest rate curve applied to discount the hedged item and hedging instrument;
•differences in timing of cash flows of the hedged item and hedging instrument;
•the counterparties’ credit risk differently impacting the fair value movements of the hedging instrument and hedged item.
For additional information, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report.
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
Committee.
The largest concentration of cash balances as at December 31, 2025 was 56% (2024: 44%) to a
UK-based, A+ rated global banking group (2024: UK-based, AA- rated global banking group).
The largest concentration of exposures to exchanges, clearing houses and other counterparties as at December 31, 2025 was 30% to the CME (2024: 26%) and 8% to Eurex (2024: 3%).

The largest concentration of exposures to treasury instruments is to the United States
Government as 100% (2024: 86%) of the instruments are issued by the U.S. Government or a U.S.
Government sponsored enterprise.During the year the Group elected to include only direct exposure to
Treasury instruments and Reverse Repurchase Agreements which have been pledged or repledged as collateral are no longer included (refer to Note 18 for further detail).
Liquidity risk
The Group defines liquidity risk as the risk of not being able to meet current and future cash flow and collateral needs without undue cost or adverse impact on the Group’s financial standing. Liquidity risk is assessed and managed under the Internal Capital Adequacy and Risk Assessment (ICARA) process, as required by the UK Investment Firm Prudential Regime (IFPR) under the supervision of the Financial
Conduct Authority. The Group also has an internal Liquidity Risk Framework, which supplements and complements the ICARA process.
The Group’s main liquidity risk exposures arise from structured products issued under the
Financial Product Program, provision of derivative hedging solutions and provision of client clearing services. Market risks arising from structured products are hedged in derivative form and Marex is required to post margin to its hedging counterparties. Structured products in note format also give rise to refinancing risk. Some structured notes (e.g. autocallable notes) have early redemption features which are automatically triggered when predetermined conditions are met. This results in a dynamic maturity profile for a portion of the outstanding structured notes issuance. Client derivative solutions and clearing services also give rise to short-term liquidity risk exposure as Marex is obligated to post margin to clearing houses and hedging counterparties, which may be before receiving margin from clients.
A fundamental pillar of the ICARA is the liquid asset threshold requirement, which is sized according to a daily dynamic liquidity stress testing process. The liquidity stress test considers a combination of market-driven and idiosyncratic scenarios covering the Group’s liquidity risk exposures.
The effect of structured note early redemption features is monitored as part of the Group’s funding metrics and factored into the liquidity stress test. The Group has limits and early warning indicators for its liquidity metrics, including the headroom of liquid assets above the liquidity requirement, which are monitored daily. In the event of a deterioration in liquidity headroom, the Group has access to $380.0m (2024:
$275.0m committed revolving credit facilities, of which $150m is available to the Group as a whole (note
27(c)), as well as secured borrowing arrangements and a range of liquidity recovery options as set out in the liquidity framework.
For additional information, see Note 35 to our consolidated financial statements included elsewhere in this Annual Report.
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
As of December 31, 2024, net proceeds of $68.3m from our IPO had been used for working capital and general corporate purposes, with headroom to fund future incremental growth. There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus, dated April 24, 2024, filed with the pursuant to Rule 424(b) relating to our Registration
Statement. As of the date of the filing of this Annual Report, we have used all of the net proceeds from the
IPO.
Item 15.Controls and Procedures
A.Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)
under the Exchange Act) that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as
appropriate to allow for timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer,
evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of
December 31, 2025. Based on such evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective at the reasonable assurance level due to the existence of material weaknesses in our internal control over financial reporting as described below.
B.Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act).
Our management assessed the effectiveness of our internal control over financial reporting as of
December 31, 2025. In making this assessment, management used the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring
Organizations of the Treadway Commission (“COSO”).
As permitted by related SEC staff interpretive guidance for newly acquired businesses, we have excluded Hamilton Court and Winterflood from the scope of management’s report on internal control over financial reporting due to timing of these acquisitions. Hamilton Court and Winterflood were acquired in
July 2025 and December 2025, respectively, and collectively, they represent approximately 3.5% of total assets as of December 31, 2025, and 3.6% and 3.3% of revenue and profit before tax, respectively, for the year then ended.

Based upon this assessment, our management, including our Chief Executive Officer and Chief
Financial Officer, concluded that, as a result of the material weaknesses described below, our internal control over financial reporting was not effective as of December 31, 2025. Notwithstanding such material weaknesses, management has concluded that our consolidated financial statements included in this
Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented in accordance with IFRS.
Material Weaknesses in Internal Control
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
During fiscal year 2025, with oversight from the Audit and Compliance Committee, we made significant progress towards remediation of the material weaknesses disclosed as of December 31, 2024, which related to: (i) the lack of maintaining a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements; (ii) the lack of designing and maintaining an effective risk assessment process, which led to improperly designed controls; (iii) the lack of maintaining appropriate control activities to support the review of account reconciliations and balance sheet substantiation, the appropriate segregation of duties over manual journal entries and rights over access administrative controls; and (iv) the failure to document, thoroughly communicate and monitor control processes and relevant accounting policies and procedures. Our remediation measures included the following:
•We hired additional individuals with the requisite internal control, accounting and financial reporting knowledge and experience to assist with the enhancement and implementation of internal control procedures.
•We designed and maintained a comprehensive risk assessment and identified controls to support key risks related to financial reporting.
•We implemented appropriate controls for segregation of duties over the preparation and posting of manual journal entries.
•We strengthened balance sheet substantiation controls over a number of account balances of critical importance to our business and client activities, for example control activities to support the review of cash and cash equivalents.
•We enhanced and implemented IT policies, procedures and controls related to user provisioning and terminations, periodic access reviews and privileged access.
•We implemented continuous evaluation and monitoring procedures over business process and IT controls.
These remediation efforts have improved our internal control over financial reporting and resulted in the remediation of previously disclosed material weaknesses (i), (ii) and (iv) described above as of
December 31, 2025.
As of December 31, 2025, our management concluded that the following material weaknesses existed, as we did not:
•Design and maintain effective controls over information technology (“IT”) general controls related to user and privileged access to certain systems and data that support our financial reporting processes.  As a result, certain of our process-level IT dependent manual and automated controls that rely upon the affected IT systems, or information coming from these systems, were also deemed ineffective.

•Design and maintain effective controls over balance sheet account substantiation, including reconciliations.
Material Weaknesses Remediation Activities
We are committed to maintaining a strong internal control environment. During fiscal year 2026, with the oversight of the Audit and Compliance Committee, our continued and planned remediation efforts will include taking comprehensive action to address the material weaknesses described above. These actions will include, among other things:
•Enhancing the design and consistent execution of IT General Controls around user access including end user, system and privileged accounts for systems supporting financial reporting through implementation of automated workflows and enhanced governance and monitoring controls.
•Additional training and strengthening of governance, review and oversight of balance sheet substantiation controls, reinforcing policies and ensuring that standard operating procedures are followed to enable consistent execution.
•Targeted action plans to supplement and enhance the design of existing controls over balance sheet account substantiation, including reconciliations, to meet required standards.
C.Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Marex Group plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Marex Group plc (the “Company”)
and subsidiaries (the “Group”) as of December 31, 2025, based on criteria established in Internal Control
— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control
— Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting
Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Group and our report dated March 25, 2026, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Hamilton Court
Group Limited (“Hamilton Court”), and Winterflood Securities (“Winterflood”), which were acquired on July
1, 2025 and December 1, 2025, respectively, and whose financial statements collectively constitute 3.5%
of total assets, 3.6% of revenue, and 3.3% of profit before tax of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Hamilton Court and Winterflood.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.
Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.
We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Material Weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
As of December 31, 2025 we concluded that the following material weaknesses exist as management did not:
•Design and maintain effective information technology (“IT”) general controls related to user and privileged access to certain systems and data that support the Company’s financial reporting processes. As a result, certain of our process level IT dependent manual and automated controls that rely upon the affected IT systems, or information coming from these systems, were also deemed ineffective; and
•Design and maintain effective controls over balance sheet account substantiation, including reconciliations.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December
31, 2025, of the Group, and this report does not affect our report on such financial statements
/s/ Deloitte LLP
London, United Kingdom
March 25, 2026

D.Changes in Internal Control Over Financial Reporting
Except for the changes relating to our implementation of the remediation plans discussed above, there have been no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
We granted no waivers under our Code of Business Conduct and Ethics in 2025.
Item 16C.Principal Accountant Fees and Services
The following table sets forth, for each of the years indicated, the fees billed by Deloitte LLP, our independent registered public accounting firm. :

	2025	2024
	$m	$m
Audit Fees ...............................................................................................................................	14.5	10.9
Audit Related Fees ................................................................................................................	1.1	2.1
All Other Fees ........................................................................................................................	0.0	0.0
Total ........................................................................................................................................	15.6	13.0
The registered business address of Deloitte LLP is 2 New Street Square, London, EC4A 3BZ, United
Kingdom.
Audit Fees
Audit fees for the years ended December 31, 2025 and 2024 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit Related Fees

Audit related fees for the year ended December 31, 2025 relate to assurance and acquisition services and for the year ended December 31, 2024 relate to services in connection with our IPO listing.
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
Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F.Change in Registrant’s Certifying Accountant
None.
Item 16G.Corporate Governance
As a Foreign Private Issuer, as defined by the SEC, we are permitted to follow our home country’s corporate governance practices rather than certain Nasdaq requirements applicable to domestic issuers.
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
Item 16I.Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.
Item 16J.Insider Trading Policies
We have adopted an Insider Trading policy governing the purchase, sale, and other dispositions of our securities by directors, executive officers and employees. A copy of our insider trading policy is attached as Exhibit 11.1 to this Annual Report.
Item 16K.Cybersecurity
Risk Management and Strategy
Marex recognizes the critical importance of safeguarding information assets and managing cybersecurity risks across its enterprise. Cybersecurity considerations are integrated into Marex’s operational processes and its enterprise risk management framework. These considerations are aligned with the methodologies, reporting structures, and governance processes that apply to other key risk categories, including legal, compliance, strategic, operational, and financial risks.
As part of this integrated approach, Marex has implemented a layered cybersecurity risk management program designed to identify, assess, and manage cybersecurity risks.
Our cybersecurity program is informed by recognized frameworks and standards, including the
National Institute of Standards and Technology (NIST) Cybersecurity Framework, ISO/IEC 27001, and
relevant industry best practices. Reference to these frameworks does not represent a statement that
Marex complies with any specific technical standard or certification. Rather, these frameworks are used as guides to support the identification, assessment, and management of cybersecurity risks relevant to our business.
Key components of Marex’s cybersecurity risk management program include, but are not limited to:
•Cybersecurity risk assessments intended to identify material risks arising from cybersecurity threats to our critical systems and information;
•A dedicated security function with primary responsibility for (i) cybersecurity risk assessment processes, (ii) the design and operation of security controls, and (iii) the coordination of responses to cybersecurity incidents;
•Cybersecurity awareness and training programs for employees, including personnel involved in incident response, as well as senior management;
•A range of technical and procedural measures designed to prevent, detect, escalate, investigate, remediate, and recover from identified vulnerabilities and cybersecurity incidents in a timely manner, including monitoring and detection tools, internal reporting mechanisms, and other security controls;
•A formal cybersecurity incident response plan that sets out processes and procedures for responding to cybersecurity incidents; and

•The engagement, where appropriate, of third-party service providers and consultants to assess, test, monitor, or otherwise support aspects of our cybersecurity processes and controls.
Recognizing that third-party vendors and service providers are an integral part of our operations,
Marex maintains a third-party risk management program to evaluate the risks from key vendors are commensurate with the vendor’s criticality and risk profile.
As previously disclosed, in January 2023, ION, a third-party service provider on which Marex relies for certain back-office services, experienced a cybersecurity incident that temporarily disrupted access to trade management and reporting systems. Based on information available to us, no personal information was lost or exfiltrated as a result of this incident. Following the incident, ION implemented additional security measures.
Based on Marex’s assessment, this incident did not have, and is not reasonably likely to have in the future, a material impact on our operations, business strategy, results of operations, or financial condition. Other than as disclosed, we have not identified cybersecurity threats that have materially affected us, including our operations, business strategy, results of operations, or financial condition.
Nevertheless, Marex is subject to cybersecurity risks that, if realized, could be reasonably likely to materially affect our operations, business strategy, results of operations, or financial condition. For additional information regarding these risks, see “Risk Factors – If we or our third-party providers fail to protect our IT systems or confidential information, this could, among other things, limit our ability to conduct our operations and lead to legal liability, material financial penalties, or damage to our reputation, which could materially affect our business, results of operations, and financial condition.”

Governance
The Board of Directors considers cybersecurity risk as part of its overall risk oversight responsibilities and has delegated primary oversight of cybersecurity to the Risk Committee (the
“Committee”), including oversight of Marex’s cybersecurity risk management program.
The Committee receives regular, at least quarterly, updates from management regarding cybersecurity risks. Management also provides additional updates to the Committee, where it deems appropriate, regarding cybersecurity incidents that it considers significant.
The Committee reports to the Board on its activities, including matters relating to cybersecurity. In addition, the Board receives briefings from management on Marex’s cybersecurity risk management program. As part of the Board’s continuing education, directors periodically receive presentations on cybersecurity topics from the Head of Information Security, internal security personnel, or external subject-matter experts.
Marex’s management team, including the Chief Technology Officer and Chief Risk Officer, is
responsible for assessing and managing material cybersecurity risks. This team has primary responsibility for the overall cybersecurity risk management program and oversees both internal cybersecurity personnel and external cybersecurity consultants engaged by Marex. Members of the management team each have more than 20 years of relevant industry experience.
Management supervises efforts to prevent, detect, mitigate and remediate cybersecurity risks and incidents through a variety of mechanisms, including regular briefings from internal security teams; threat intelligence and other information obtained from governmental, public and private sources; input from external advisors; and alerts and reports generated by security tools deployed within the IT environment.
Item 17.Financial Statements
We have provided financial statements pursuant to Item 18.
Item 18.Financial Statements
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page 201 of this Annual Report. The audit report of Deloitte LLP, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19.Exhibits
The following are filed as exhibits hereto:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Marex Group plc	F-1	333-278231	3.1	April 26, 2024
2.1	Description of Securities					*
2.2	Shareholders’ Agreement by and among the Registrant and certain shareholders of the Registrant	20-F	001-42020	2.2	March 21, 2025
2.3	Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant	20-F	001-42020	2.3	March 21, 2025
2.4	Senior Indenture dated as of October 15, 2024 between Marex Group plc and Citibank, N.A., as trustee	F-1	333-282656	4.1	October 22, 2024
2.5	Form of Master Global Note (included in 2.4 above)	F-1	333-282656	4.2	October 22, 2024
2.6	First Supplemental Indenture dated as of November 4, 2024 to the Senior Indenture dated as of October 15, 2024 between Marex Group plc and Citibank, N.A., as trustee	6-K	001-42020	4.2	November 4, 2024
2.7	Second Supplemental Indenture dated as of May 8, 2025 to the Senior Indenture dated as of October 15, 2024 between Marex Group plc and Citibank, N.A., as trustee	6-K	001-42020	4.2	May 8, 2025
2.8	Subordinated Indenture dated as May 1, 2025 between Marex Group plc and Citibank N.A., as trustee	F-3	333-286884	4.4	May 1, 2025
2.9	Contingent Capital Securities Indenture dated as May 1, 2025 between Marex Group plc and Citibank N.A., as trustee	F-3	333-286884	4.5	May 1, 2025
2.10	Senior Indenture dated as of August 4, 2025 between Marex Group plc and The Bank of New York Mellon as trustee	F-3	333-289203	4.1	August 4, 2025
2.11	Form of Master Global Security (included in 2.10 above)	F-3	333-289203	4.2	August 4, 2025
4.1†	Form of Deed Indemnity	F-1	333-278231	10.3	April 15, 2024
4.2†	Marex Group plc Retention Long Term Incentive Plan	F-1	333-278231	10.4	April 15, 2024
4.3†	Marex Group plc 2021 Deferred Bonus Plan	F-1	333-278231	10.5	April 15, 2024
4.4†	Marex Group plc 2022 Deferred Bonus Plan	F-1	333-278231	10.6	April 15, 2024
4.5†	Long-Term Incentive Plan	F-1	333-278231	10.7	April 15, 2024
4.6†	Marex Group plc Global Omnibus Plan	S-8	333-278953	99.5	April 26, 2024

4.7†	Marex Group Limited 2007 Employee Share Purchase Plan, as amended on April 10, 2024	F-1	333-278231	10.10	April 15, 2024
4.8	Form of Company Lock-up Agreement	F-1	333-278231	10.11	April 15, 2024
4.9†	Marex Group plc Employee Share Purchase Plan	S-8	333-278953	99.6	April 26, 2024
8.1	List of Subsidiaries.					*
11.1	Insider Trading Policy	20-F	001-42020	11.1	March 21, 2025
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Deloitte LLP, an independent registered public accounting firm.					*
97.1	Policy for Recovery of Erroneously Awarded Compensation					*
101.INS	Inline XBRL Instance Document – the instance document appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and					*

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

MAREX GROUP PLC

Date: March 25, 2026	By:	/s/ Ian Lowitt
	Name:	Ian Lowitt
	Title:	Chief Executive Officer

Date: March 25, 2026	By:	/s/ Rob Irvin
	Name:	Rob Irvin
	Title:	Chief Financial Officer

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
4.The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))
and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and
15d-15(f)) for the company and have:
(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the Audit and
Compliance Committee of the company’s board of directors (or persons performing the equivalent functions):
(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information;
and
(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 25, 2026	By:	/s/ Ian Lowitt
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
4.The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))
and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and
15d-15(f)) for the company and have:
(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
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
5.The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the Audit and
Compliance Committee of the company’s board of directors (or persons performing the equivalent functions):
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

Date: March 25, 2026	By:	/s/ Rob Irvin
Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report on Form 20-F of Marex Group plc (the “Company”) for the
year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof
(the “Report”), I, Ian Lowitt, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities
Exchange Act of 1934, as amended;
2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 25, 2026	By:	/s/ Ian Lowitt
Chief Executive Officer
(Principal Executive Officer)

Exhibit 13.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report on Form 20-F of Marex Group plc (the “Company”) for the
year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof
(the “Report”), I, Rob Irvin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.
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

Date: March 25, 2026	By:	/s/ Rob Irvin
President and Chief Financial Officer
(Principal Financial Officer)

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Marex Group plc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Marex Group plc  (the “Company”) and subsidiaries (the “Group”) as at December 31, 2025 and 2024, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes
(collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December
31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting
Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting
Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as at
December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated
March 25, 2026, expressed an adverse opinion on the Group’s internal control over financial reporting because of material weaknesses.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill – Goodwill impairment for certain Cash Generating Units (“CGU”) – Refer to notes 4 and
13 to the financial statements
Critical Audit Matter description
Goodwill is tested for impairment at least annually in accordance with IAS 36 Impairment of Assets.
Management performed its annual impairment test as at 1 October 2025 (“measurement date”).  The
Group’s impairment test compares the carrying value of each CGU, which includes goodwill, to its recoverable amount, which is determined as the higher of value in use (“VIU”) and fair value less costs of disposal. In calculating the recoverable amount, management determined a VIU at the measurement date, which required significant estimates and assumptions related to revenue growth rates and discount rates. Changes in these assumptions could have a significant impact on the VIU for Agriculture, Agrinvest,
CSC Commodities UK Limited and Physical Metals CGUs, the amount of any goodwill impairment charge, or both. The goodwill balance was $237.4 million as at December 31, 2025, of which $15.0 million, $12.6 million, $20.6 million  and $7.5 million is allocated to the Agriculture, Agrinvest, CSC
Commodities UK Limited and Physical Metals CGUs respectively. The VIU of respective CGUs exceeded the carrying value as of the measurement date and, therefore, no impairment was recognised.
We identified goodwill for the Agriculture, Agrinvest, CSC Commodities UK Limited and Physical
Metals CGUs as a critical audit matter because of the significant judgments made by management to estimate the VIU of those CGUs and the sensitivity of the VIU to revenue growth rate and discount rate.
This required a high degree of auditor judgment and an increased auditor effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to selection of the revenue growth rate and discount rate assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the revenue and discount rate assumptions in the Agriculture,
Agrinvest, CSC Commodities UK Limited and Physical Metals CGUs included the following, among others:
•We tested the effectiveness of controls over management’s goodwill impairment evaluation, including those over the determination of the VIU for CGUs and management’s selection of discount rates and forecasts of future revenue growth for each CGU.
•With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate, including evaluating the valuation methodology, testing the source information underlying the determination of the discount rate, testing the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing those to the discount rate selected by management.
•We evaluated management’s ability to accurately forecast future revenue growth by comparing actual results to management’s historical forecasts.
•We evaluated the reasonableness of management’s revenue growth rates by comparing to (1) the historical operating results of the CGUs and the Company’s similar businesses, (2) internal communications to management and the board of directors, and (3) external market and industry information to assess consistency with prevailing economic conditions.
/s/ Deloitte LLP
London, United Kingdom
March 25, 2026
We have served as the Group’s auditor since 2015.

Consolidated Income Statement
For the Years Ended 31 December

		2025	2024	2023
	Notes	$m	$m	$m
Commission and fee income		1,823.0	1,618.1	1,342.4
Commission and fee expense		(845.5)	(762.0)	(637.5)
Net commission income	5	977.5	856.1	704.9
Net trading income	5	851.9	492.4	411.4
Interest income	6	912.8	765.2	591.8
Interest expense	6	(760.2)	(538.1)	(470.2)
Net interest income	6	152.6	227.1	121.6
Net physical commodities income	5	42.1	19.1	6.7
Revenue	5	2,024.1	1,594.7	1,244.6

Expenses
Compensation and benefits	7	(1,234.2)	(971.1)	(770.3)
Depreciation and amortisation	15, 16, 37	(36.1)	(29.5)	(27.1)
Other expenses	8	(353.9)	(306.3)	(237.4)
Total expenses		(1,624.2)	(1,306.9)	(1,034.8)
Impairment of goodwill	13	—	—	(10.7)
Net recovery of/(provision) for credit losses		0.7	1.7	(7.1)
Bargain purchase gain on acquisitions	12	3.6	—	0.3
Other income		7.4	6.3	3.4
Share of results in associates and joint ventures		—	—	0.8
Profit before tax from continuing operations		411.6	295.8	196.5
Tax	10	(103.7)	(77.8)	(55.2)
Profit after tax from continuing operations		307.9	218.0	141.3
Loss after tax from discontinued operations	14	(0.2)	—	—
Profit after tax		307.7	218.0	141.3

Attributable to:
Ordinary shareholders of the Group		293.9	204.7	128.0
Non-controlling interest	12(c)	0.5	—	—
Other equity holders[1]		13.3	13.3	13.3

Earnings per share[2]
Basic (dollars per share)	9	4.12	2.96	1.94
Diluted (dollars per share)	9	3.86	2.72	1.82
1.Other equity holders relate to holders of AT1 securities.
2.The effect of discontinued operations on basic and diluted earnings per share was not material for the period.
The notes on pages 210 to 313 form part of the financial statements.

Consolidated Statement of Comprehensive Income
For the Years Ended 31 December

		2025	2024	2023
	Notes	$m	$m	$m
Profit after tax		307.7	218.0	141.3
Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Cash flow hedges
Fair value gain/(loss) arising on hedging instruments during the year		38.9	(29.7)	1.2
Deferred tax (charge)/credit on hedging instruments	10	(10.2)	7.9	(0.3)
Currency translation adjustments		6.7	(3.3)	1.8
Items that will not be recycled to profit or loss:
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	(15.9)	(6.4)
Deferred tax credit on change in fair value of financial liabilities designated at FVTPL due to own credit risk	10	—	4.0	1.7
Fair value (loss)/gain on investments in equity instruments designated at FVTOCI	17	(0.9)	3.4	—
Deferred tax credit/(charge) on revaluation of investments	10	0.3	(0.9)	(0.3)
Other comprehensive income/(loss), net of tax		34.8	(34.5)	(2.3)
Total comprehensive income		342.5	183.5	139.0

Attributable to:
Ordinary shareholders of the Group		328.7	170.2	125.7
Non-controlling interest		0.5	—	—
Other equity holders[1]		13.3	13.3	13.3
1.Other equity holders relate to holders of AT1 securities.
The notes on pages 210 to 313 form part of these financial statements.

Consolidated Statement of Financial Position

		31 December	31 December
		2025	2024
	Notes	$m	$m

Assets
Non-current assets
Goodwill	13	237.4	176.5
Intangible assets	15	98.0	56.5
Property, plant and equipment	16	34.0	20.8
Right of use asset	37	76.9	59.9
Investments	17	28.5	24.0
Trade and other receivables	25	50.2	—
Derivative instruments	23	19.6	—
Deferred tax	10	30.6	46.7
Treasury instruments (unpledged)	18	83.1	53.5
Treasury instruments (pledged as collateral)	18	319.9	46.1
Total non-current assets		978.2	484.0

Current assets
Corporate income tax receivable		27.6	12.5
Trade and other receivables	25	10,993.2	7,553.2
Inventory	20	483.7	35.8
Equity instruments (unpledged)	19	586.9	231.4
Equity instruments (pledged as collateral)	19	6,337.2	4,446.6
Derivative instruments	23	2,320.7	1,163.5
Stock borrowing	34	2,858.2	1,781.7
Treasury instruments (unpledged)	18	138.5	556.2
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	18	3,496.8	2,912.9
Fixed income securities (unpledged)	21	16.0	87.7
Fixed income securities (pledged as collateral)	21	82.4	—
Reverse repurchase agreements	24	3,117.1	2,490.4
Cash and cash equivalents		2,881.2	2,556.6
Assets classified as held for sale	14	357.4	—
Total current assets		33,696.9	23,828.5
Total assets		34,675.1	24,312.5
The notes on pages 210 to 313 form part of these financial statements.

Consolidated Statement of Financial Position (continued)

		31 December	31 December
		2025	2024
	Notes	$m	$m

Liabilities
Current liabilities
Repurchase agreements	24	4,148.9	2,305.8
Trade and other payables	26	12,956.4	9,740.4
Stock lending	34	5,496.7	4,952.1
Short securities	34	2,215.7	1,704.6
Short term borrowings	27	200.0	152.0
Lease liability	37	9.9	10.5
Derivative instruments	23	2,234.4	751.7
Corporate tax		8.5	41.9
Debt securities	22	3,394.3	2,119.6
Provisions		3.8	0.6
Liabilities related to assets classified as held for sale	14	294.8	—
Total current liabilities		30,963.4	21,779.2
Non-current liabilities
Lease liability	37	87.4	67.0
Derivative instruments	23	19.4	—
Debt securities	22	2,327.3	1,484.9
Deferred tax liability	10	14.0	4.5
Total non-current liabilities		2,448.1	1,556.4
Total liabilities		33,411.5	23,335.6
Total net assets		1,263.6	976.9
Equity
Share capital	29	0.1	0.1
Share premium	29	227.2	202.6
Retained earnings		982.0	722.4
Own shares	30	(58.5)	(23.2)
Other reserves		15.4	(22.6)
Total equity attributable to the ordinary shareholders of the Group		1,166.2	879.3
Non-controlling interest		(0.2)	—
Additional Tier 1 capital (AT1)	31	97.6	97.6
Total equity		1,263.6	976.9
The notes on pages 210 to 313 form part of these financial statements.
The financial statements on pages 201 to 313 were approved and authorized for issue by the Board of
Directors on March 25, 2026 and are signed on its behalf by:
I T Lowitt
Director
March 25, 2026

Consolidated Statement of the Changes in Equity
For the Years Ended 31 December

		Share capital	Share premium	Retained earnings	Own Shares	Other reserves	Equity attributable to the ordinary shareholders of the Group	Non- controlling interest	Additional Tier 1 capital (AT1)	Total Equity
Group	Notes	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2023		0.1	134.3	455.3	(7.9)	(1.7)	580.1	—	97.6	677.7
Profit after tax for the period		—	—	128.0	—	—	128.0	—	13.3	141.3
Gain on cash flow hedge		—	—		—	1.2	1.2	—	—	1.2
Deferred tax on cash flow hedge reserve		—	—	—	—	(0.3)	(0.3)	—	—	(0.3)
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	(6.4)	(6.4)	—	—	(6.4)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	1.7	1.7	—	—	1.7
Deferred tax on revaluation of investments		—	—	—	—	(0.3)	(0.3)	—	—	(0.3)
Currency translation adjustments		—	—	—	—	1.8	1.8	—	—	1.8
Total comprehensive income for the period		—	—	128.0	—	(2.3)	125.7	—	13.3	139.0
AT1 dividends paid	31	—	—	—	—	—	—	—	(13.3)	(13.3)
Ordinary dividends paid	11	—	—	(45.0)	—	—	(45.0)	—	—	(45.0)
Repurchase of own shares		—	—	—	(3.1)	—	(3.1)	—	—	(3.1)
Share-based payments		—	—	20.3	—	—	20.3	—	—	20.3
Deferred tax on share-based payments		—	—	—	—	2.4	2.4	—	—	2.4
Share settlement (share-based payments)		—	—	(1.2)	1.2	—	—	—	—	—
Other movements		—	—	(2.1)	—	—	(2.1)	—	—	(2.1)
At 31 December 2023 and 1 January 2024		0.1	134.3	555.3	(9.8)	(1.6)	678.3	—	97.6	775.9
Profit after tax for the period		—	—	204.7	—	—	204.7	—	13.3	218.0

Fair value loss on hedging instruments		—	—	—	—	(29.7)	(29.7)	—	—	(29.7)
Deferred tax on hedging instruments		—	—	—	—	7.9	7.9	—	—	7.9
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	(15.9)	(15.9)	—	—	(15.9)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	4.0	4.0	—	—	4.0
Gain on revaluation of investments		—	—	—	—	3.4	3.4	—	—	3.4
Deferred tax on revaluation of investments		—	—	—	—	(0.9)	(0.9)	—	—	(0.9)
Currency translation adjustments		—	—	—	—	(3.3)	(3.3)	—	—	(3.3)
Total comprehensive income for the period		—	—	204.7	—	(34.5)	170.2	—	13.3	183.5
AT1 dividends paid	31	—	—	—	—	—	—	—	(13.3)	(13.3)
Ordinary dividends paid	11	—	—	(63.8)	—	—	(63.8)	—	—	(63.8)
Share premium		—	68.3	—	—	—	68.3	—	—	68.3
Repurchase of own shares		—	—	—	(19.8)	—	(19.8)	—	—	(19.8)
Fair value of the cash settlement option on the growth shares		—	—	2.3	—	—	2.3	—	—	2.3
Share-based payments		—	—	29.6	—	—	29.6	—	—	29.6
Deferred tax on share based payments		—	—	—	—	12.8	12.8	—	—	12.8
Current tax on share based payments		—	—	—	—	0.9	0.9	—	—	0.9
Share settlement of share-based awards		—	—	(6.4)	6.4	—	—	—	—	—
Other movements		—	—	0.7	—	(0.2)	0.5	—	—	0.5
At 31 December 2024 and 1 January 2025		0.1	202.6	722.4	(23.2)	(22.6)	879.3	—	97.6	976.9
Profit after tax for the period		—	—	293.9	—	—	293.9	0.5	13.3	307.7
Fair value gain on hedging instruments		—	—	—	—	38.9	38.9	—	—	38.9
Deferred tax on hedging instruments		—	—	—	—	(10.2)	(10.2)	—	—	(10.2)

Change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	—	—	—	—	—
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	—	—	—	—	—
Loss on revaluation of investments		—	—	—	—	(0.9)	(0.9)	—	—	(0.9)
Deferred tax on revaluation of investments		—	—	—	—	0.3	0.3	—	—	0.3
Currency translation adjustments		—	—	—	—	6.7	6.7	—	—	6.7
Total comprehensive income for the period		—	—	293.9	—	34.8	328.7	0.5	13.3	342.5
AT1 dividends paid	31	—	—	—	—	—	—	—	(13.3)	(13.3)
Ordinary dividends paid	11	—	—	(42.2)	—	—	(42.2)	—	—	(42.2)
Share premium		—	24.6	—	(24.6)	—	—	—	—	—
Share-based payments		—	—	43.5	—	—	43.5	—	—	43.5
Deferred tax on share based payments		—	—	—	—	(5.6)	(5.6)	—	—	(5.6)
Current tax on share based payments		—	—	—	—	8.8	8.8	—	—	8.8
Acquisition of own shares		—	—	—	(44.1)	—	(44.1)	—	—	(44.1)
Share settlement of share-based awards		—	—	(33.4)	33.4	—	—	—	—	—
Transactions with minority interest holders		—	—	(2.2)	—	—	(2.2)	(0.7)	—	(2.9)
At 31 December 2025		0.1	227.2	982.0	(58.5)	15.4	1,166.2	(0.2)	97.6	1,263.6
The notes on pages 210 to 313 form part of these financial statements.

Consolidated Statement of Cash Flows
For the Years Ended 31 December

		2025	2024	2023
	Notes	$m	$m	$m
Reconciliation of profit before tax to net cash flows from operating activities
Profit before tax from continuing operations		411.6	295.8	196.5
Adjustments for non-cash items
Depreciation, amortization & impairment of property, plant & equipment, right-of-use asset and intangibles	15, 16, 37	36.1	28.8	21.9
Bargain purchase gain on acquisitions	12	(3.6)	—	(0.3)
Impairment of goodwill		—	—	10.7
Net (recovery)/provision for credit losses		(0.7)	(1.7)	7.1
Share-based compensation expense	7	43.5	29.6	20.3
Share of results in associates and joint ventures		—	—	(0.8)
Other non-cash movements including exchange rate movements	12, 13, 16, 37	(49.7)	16.8	(6.6)

Changes in operating assets and liabilities
(Increase)/decrease in trade and other receivables		(2,570.2)	(2,757.9)	777.6
Increase/(decrease) in trade and other payables		2,259.9	2,952.6	(709.5)
(Increase)/decrease in fixed income securities	21	6.8	(11.0)	(76.7)
(Increase) in treasury instruments	18	(469.6)	(663.1)	(185.9)
(Decrease)/Increase in net stock borrowing and lending	34	(549.4)	3,348.5	319.6
(Increase) in equity instruments	19	(1,721.2)	(3,376.9)	(173.3)
Increase/ (decrease) in net repurchase and reverse repurchase agreements	24	1,216.4	(103.7)	(116.3)
Net decrease/(increase) in derivative instruments	23	469.3	(188.1)	(66.9)
Net increase in debt securities[1]	22	2,123.4	1,372.3	1,049.8
Net increase/(repayment) of borrowings	27	27.8	152.0	(148.7)
(Increase)/decrease in inventory	20	(422.0)	127.6	(127.6)
Corporation tax paid		(140.9)	(58.1)	(55.9)
Net cash inflow from operating activities		667.5	1,163.5	735.0
During 2025, interest received was $908.9m (2024: $768.3m, 2023: $595.0m), interest paid was $751.1m (2024: $521.9m, 2023:$470.2m) and dividends received were $nil
(2024:$nil, 2023: $nil).
1.Included in the movement in debt securities is the movement of EMTN notes and the Group's debt issuance during May 2025. Please refer to note 22 for further detail.
The notes on pages 210 to 313 form part of these financial statements.

Consolidated Statement of Cash Flows (continued)
For the Years Ended 31 December

		2025	2024	2023
	Notes	$m	$m	$m
Investing activities
Redemption of investment in associate		—	—	6.4
Acquisition of businesses, net of cash acquired	12	(241.6)	(11.0)	(90.3)
Payment of contingent consideration		—	—	(1.6)
Purchase of investments	17	(2.9)	(5.1)	—
Proceeds from sale of investments	17	—	0.7	—
Purchase of intangible assets	15	(6.7)	(8.2)	(3.1)
Purchase of property, plant and equipment	16	(13.1)	(11.7)	(9.0)
Net cash used in investing activities		(264.3)	(35.3)	(97.6)
Financing activities
Proceeds from issuance of ordinary shares	29	—	73.1	—
Issuance costs of ordinary shares	29	—	(4.8)	—
Repayment of debt securities	22	(6.3)	—	—
Purchase of own shares	30	(44.1)	(19.8)	(3.1)
Dividends paid	11, 31	(55.5)	(77.1)	(58.3)
Lease incentive received		—	6.4	—
Payment of lease liabilities	37	(18.0)	(15.0)	(11.4)
Net cash used in financing activities		(123.9)	(37.2)	(72.8)
Net increase in cash and cash equivalents including cash within assets held for sale		279.3	1,091.0	564.6
Less: Net increase in cash within assets held for sale	14	(13.5)	—	—
Net increase in cash and cash equivalents		265.8	1,091.0	564.6
Cash and cash equivalents
Cash and cash equivalents at 1 January		2,556.6	1,483.5	910.1
Increase in cash		265.8	1,091.0	564.6
Effect of foreign exchange rate changes		58.8	(17.9)	8.8
Cash and cash equivalents at 31 December [1]		2,881.2	2,556.6	1,483.5
1.Cash and cash equivalents includes restricted cash of $194.9m at 31 December 2025 (2024: $$173.9m, 2023: $197.7m).
In accordance with IFRS 5.33(c), separate disclosure of net cash flows attributable to the discontinued operation by operating, investing and financing category has not been presented, as the subsidiary was newly acquired and classified as held for sale at acquisition.
The notes on pages 210 to 313 form part of these financial statements.

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
The consolidated financial statements of the Group have been prepared in accordance with
International Financial Reporting Standards (‘IFRS Accounting Standards’), as issued by the International
Accounting Standards Board ('IASB'), including interpretations issued by the IFRS Interpretations
Committee. There were no unendorsed standards effective for the year ended 31 December 2025 affecting these consolidated financial statements.
The consolidated financial statements of the Group are presented in US dollars (‘USD’ or ‘$’), which is also the Company’s functional currency. All amounts have been rounded to the nearest tenth of a million (‘m’), except where otherwise indicated.
2        Adoption of New and Revised Standards
(a) New and amended IFRS Accounting Standards that are effective for the current year
The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2025 (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
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
The amendments had no impact on the Group’s consolidated financial statements.
(b) New and revised IFRS Accounting Standards in issue, but not yet effective
At the date of authorization of these financial statements, the Group has not applied the following new and revised IFRS Accounting Standards.
Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments:
Classification and Measurement
In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the
Classification and Measurement of Financial Instruments ('the Amendments'). The Amendments include:
•A clarification that a financial liability is derecognized on the 'settlement date' and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the 'settlement date'.

2        Adoption of New and Revised Standards continued
•Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments.
•The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income ('OCI').
The Amendments are effective for annual periods beginning on or after 1 January 2026 with earlier adoption permitted for classification of financial assets and related disclosures only. The Group does not anticipate that the amendments will have a material impact on the Group's consolidated financial statements.
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
IFRS 18, and the amendments to the other standards, is effective for annual periods beginning on or after 1 January 2027 and will apply retrospectively.
The application of IFRS 18 will have an impact on the Group’s consolidated financial statements in future periods. The assessment to identify all impacts the new requirements will have on the consolidated financial statements is ongoing.
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
IFRS 19 will become effective for annual periods beginning on or after 1 January 2027.
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
The principal accounting policies adopted are set out below.
(a) Basis of accounting
The consolidated financial statements of the Group and the standalone financial statements of
Marex Group plc have been prepared on a historical cost basis, except for the revaluation of certain assets and liabilities that are measured at fair value, as explained in the accounting policies below.
(b) Basis of consolidation
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

3        Material Accounting Policy Information continued
(c) Current versus non-current classification
The Group presents assets and liabilities in the statement of financial position based on current or non-current classification. An asset is current when it is:
•expected to be realized or intended to be sold or consumed in the normal operating cycle;
•held primarily for the purpose of trading; or
•expected to be realized within 12 months after the reporting period.
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
(d) Going concern
The Directors have assessed the going concern basis of preparation of the Group’s consolidated financial statements, drawing on the Group's Internal Capital Adequacy and Risk Assessment (ICARA)
process as the principal framework for this evaluation. Through the ICARA, the Directors have identified and assessed the material risks and potential harms to which the Group is exposed, including market risk arising from proprietary positions and client-related exposures, credit and counterparty risk, operational and business continuity risk, and liquidity risk arising from potential stress on funding lines and collateral requirements.
These risks have been incorporated into a range of severe but plausible stress scenarios, including adverse market movements leading to increased margin calls and potential counterparty default, a sustained reduction in trading volumes and revenue, and a combined market and liquidity stress reflecting correlated risk factors. The scenarios have been calibrated with reference to both historical stress events and forward-looking indicators reflecting the current macroeconomic and geopolitical environment. The results of these stress tests demonstrate that the Group maintains sufficient regulatory capital and liquidity resources throughout the forecast period to meet its Investment Firm Prudential Regime (IFPR)
requirements, including its own funds threshold requirement and liquid assets threshold requirement. The
Group also retains adequate headroom within its credit facilities, with sufficient cash and undrawn balances to meet contractual maturities and covenant obligations under stressed conditions.
On this basis, the Directors have concluded that no material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern for a period of at least 12 months from the date these financial statements were approved and authorized for issuance. Accordingly, the
Directors continue to adopt the going concern basis of accounting in preparing these consolidated financial statements.

3        Material Accounting Policy Information continued
(e) Business combinations
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in the income statement as incurred and presented within other expenses.
At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair values at the acquisition date, except that, where relevant:
•deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee
Benefits respectively;
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
5.
Goodwill arises on business combinations and represents the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the
Group’s share of the identifiable assets, liabilities and contingent liabilities of the acquired business is greater than the cost of acquisition, the excess is recognized immediately in the income statement as a bargain purchase gain.
When the consideration transferred by the Group in a business combination includes contingent consideration, the contingent consideration is measured at its acquisition date fair value. Subsequent accounting for changes in the fair value of the contingent consideration depends on its classification.
Contingent consideration that is classified as equity is not subsequently remeasured and its settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in the income statement.
Goodwill has an indefinite useful economic life and is measured at cost less any accumulated impairment losses. It is tested for impairment annually and whenever there is an indicator of impairment.
Where the carrying value exceeds the higher of the value in use or fair value less cost to sell, an impairment loss is recognized in the income statement.

3        Material Accounting Policy Information continued
(f) Revenue recognition
The Group’s Revenue consists of:
Net commission and fee income
Sales and brokerage commissions are generated by internal brokers and introducing broker dealers when customers trade exchange traded derivatives, over-the-counter ('OTC') traded derivatives, fixed income securities and equity securities.
The Group is responsible for executing and clearing its customers’ purchases and sales and as such it acts as principal, as a result, commission and fee income is recognized on a gross basis.
Commissions charged to customers on exchange traded derivatives and over-the-counter traded derivatives are recognized at a point in time on the trade date when a client order is cleared or executed
(i.e. when the performance obligation is satisfied). Commissions charged to customers on traded securities are sales-based commissions that are recognized at a point in time on the trade date. Sales based commissions are typically a fixed fee per security transaction and in certain instances, are based on a percentage of the transaction value.
Commission charged to customers on clearing transactions recoup clearing fees and other fee expenses incurred. Clearing fees earned represent the recharge of transaction-based fees charged by the various exchanges and clearing organizations at which the Group or one of its clearing brokers is a member for the purpose of executing and/or clearing trades through them. Clearing fees incurred are generally passed through to clients’ accounts and are reported gross as the Group maintains control over the clearing and execution services provided, maintains relationships with the exchanges or clearing brokers, and has ultimate discretion in whether the fees incurred are passed through to the clients and the rates at which they are passed through. As clearing fees charged are transaction based, they are recognized at a point in time on the trade date along with the related commission income when the client order is cleared or executed.
In connection with the execution and clearing of trades, the Group is required to pay fees to the executing brokers, exchanges, clearing organizations and banks. These fees are based on transaction volumes and recognized as commission and fee expense on the trade date. The Group also pays commissions to third party introducing brokers (individuals or organizations) that maintain relationships with clients and introduce them to the Group. Introducing brokers accept orders from clients whilst the Group provides the accounts, transaction, margining and reporting services, including money and securities from clients. Introducing brokers' commissions are determined monthly and presented in commission and fee expense in the income statement and settled quarterly. Commission and fee expenses are generally passed through to clients' accounts. No other costs related to the generation of commission income are included within commission and fee expense.

3        Material Accounting Policy Information continued
Net trading income
Net trading income includes realized and unrealized gains and losses derived from transactions in
OTC derivatives, exchange traded derivatives, equity instruments, stock borrowing and stock lending, repurchase and reverse repurchase agreements, fixed income securities, and foreign exchange. These transactions are the result of trading activity, being managed at fair value. As such the resulting net trading income includes the gains and losses on transactions executed with clients and other counterparties, and where the Group enters into these transactions on its own account.
Net trading income also includes fair value movements on the following financial liabilities designated at fair value through profit or loss:
•Structured notes, are hybrid debt securities issued. Fair value movements, excluding those related to own credit risk and interest expense, are recorded in net trading income;
•Repurchase agreements and stock loans, held as part of the Group's trading book, are managed at fair value. The fair value movements, including the realized gain or loss on settlement, and the interest derived from the activity is recorded within net trading income.
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
In all other cases, the financial instrument is initially recognized at the transaction price and the recognition of day 1 profit or loss is deferred and amortized through the term of the deal or to the date when unobservable inputs become observable (if sooner) unless specific factors relevant to the trade require a specific recognition pattern.
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

3        Material Accounting Policy Information continued
Net physical commodities income
The Group enters into contracts to purchase physical commodities for the purpose of selling in the near future (90 days on average) to generate a profit from the fluctuations in prices. In accordance with
IFRS 9, these contracts are recognized and measured at fair value, with the resulting fair value gains and losses included in net physical commodities income. Contracts to purchase and sell physical commodities are provisionally priced at the date that an initial invoice is issued. Provisionally priced contracts are contracts where the price of the contract is subject to adjustments resulting from these contracts being priced against a future quoted price after settlement of the underlying commodity. Provisionally priced payables and receivables are measured initially and subsequently at their fair value through profit or loss until settlement and are presented within trade payables in the trade and other payables and trade debtors in the trade and other receivables line item in the statement of financial position.
(g) Tax
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
A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgment of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

3        Material Accounting Policy Information continued
Deferred tax
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date.
The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and the Group intends to settle its current tax assets and liabilities on a net basis or to realize the asset and settle the liability simultaneously.

3        Material Accounting Policy Information continued
Current tax and deferred tax for the year
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively, with the exception of the coupon on AT1 securities in respect of which the coupon is charged to equity but the related tax relief is taken to the income statement tax expense. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.
In determining whether uncertain tax positions exist, the Group assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Group assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Group believes provides a better prediction of the resolution of the uncertainty. The Group measures tax uncertainties using its best estimate of likely outcomes for which it relies on estimates and assumptions and may involve judgments about future events. Corporate activity as well as day to day operations may give rise to tax uncertainties. The Group has determined, with the benefit of opinions from external tax advisors and legal counsel, where appropriate, that it has provided for all tax liabilities that are probable to arise from such activities. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes could result in incremental tax liabilities which could have a material effect on cash flows, financial condition and results of operations.
Where the final tax outcome of these matters is different from the amounts that were originally estimated such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
(h) Impairment of non-financial assets
Impairment tests on goodwill and intangible assets with indefinite useful lives are undertaken annually and whenever there is an indicator of impairment. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.
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
Where the carrying value of an asset exceeds its recoverable amount an impairment loss is recognized in the income statement.
An impairment loss in respect of goodwill is not reversed. For non-financial assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3        Material Accounting Policy Information continued
(i) Financial instruments
Initial recognition and measurement
Financial assets and financial liabilities are recognized in the Group’s statement of financial position on a trade-date basis, being the date when the Group becomes a party to the contractual provisions of the instrument.
The Group's financial instruments are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities recognized at fair value through profit or loss) are added to or deducted from the fair value of the financial instrument, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.
Financial assets are classified based on the business model within which the asset is held and the characteristics of the financial asset’s contractual cash flows. Financial assets are classified on initial recognition based on the Group's assessment of the following criteria:
•the Group's business model for managing the asset; and
•whether the contractual cashflows represent solely payments of principal and interest (SPPI) on the principal amount outstanding.
Following Group's assessment of this criteria, subsequent measurement is recognized at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL).
Financial assets
All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the timeframe established by regulation or convention in the marketplace.
All recognized financial assets are subsequently measured in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.
Financial assets measured at amortized cost
Financial assets are measured at amortized cost when the following conditions are satisfied:
•the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding.
Additionally, financial assets are not measured at amortized cost if they have been classified as designated at FVTPL.
Financial instruments measured at fair value through other comprehensive income (FVTOCI)
Financial assets that meet both of the following conditions and have not been designated as at
FVTPL are measured at FVTOCI:
•the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3        Material Accounting Policy Information continued
Financial instruments measured at fair value through profit or loss (FVTPL)
Financial assets that do not meet the criteria to be measured at amortized cost or FVTOCI are subsequently measured at FVTPL. These include the following categories:
•financial assets that are held for active trading or held as part of a portfolio that is managed together with short-term profit or position taking (held for trading (HFT)). This classification includes all derivative financial assets, except those that are designated as hedging instruments in qualifying hedge relationships and are classified as FVTPL:
•financial assets in a business model whose objective is achieved by managing the financial assets on a fair value basis in order to realize gains and losses as opposed to a business model in which the objective is to collect contractual cash flows (FVTPL):
•financial assets that fail the SPPI test (FVTPL): and
•financial assets that have been designated to be measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.
The Group may make the following irrevocable election and/or designation at initial recognition of a financial asset:
•the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met; and
•the Group may irrevocably designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.
The following accounting policies apply to the subsequent measurement of financial assets.

3        Material Accounting Policy Information continued
Amortized cost and effective interest rate method
The effective interest rate method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.
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
The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the EIR method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance.
On the contrary, the gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.
Interest income is recognized using the EIR method for debt instruments measured subsequently at amortized cost and at FVTOCI. For financial instruments other than purchased or originated credit-
impaired financial assets, interest income is calculated by applying the EIR to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired interest income is recognized by applying the EIR to the amortized cost of the financial asset.
Investments in debt instruments classified as amortized cost
Debt instruments classified as amortized cost are subsequently measured using the EIR method and are subject to impairment. Gains and losses are recognized in the income statement when the asset is derecognized, modified or impaired. The Group’s financial assets held at amortized cost include US treasury and agency bonds (classified as Treasury Instruments on the statement of financial position) and trade receivables.
Investments in equity designated as at FVTOCI
On initial recognition, the Group made an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination to which IFRS 3 Business Combinations ("IFRS 3") applies.
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
Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs and are presented as investments in the statement of financial position. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the revaluation reserve. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments; instead it will be transferred to retained earnings. The Group has designated all investments in equity instruments that are not held for trading as at FVTOCI on initial application of IFRS 9.

3        Material Accounting Policy Information continued
Financial assets at FVTPL
Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI are measured at FVTPL. Specifically:
•investments in equity instruments are classified as at FVTPL, unless the Group designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition; and,
•debt instruments that do not meet the amortized cost criteria are classified as FVTPL, such as the fixed income securities and reverse repurchase agreements which the Group holds to settle the trading and market making obligations of the Group.
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
Impairment of financial assets
The Group recognizes a loss allowance for expected credit losses ('ECL') on investments in debt instruments that are measured at amortized cost or at FVTOCI. No impairment loss is recognized for investments in equity instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Group always recognizes lifetime ECL for trade receivables. ECL are a probability‐weighted estimate of credit losses based on both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and forward-looking expectation.
For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring. Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that is possible within 12 months after the reporting date.

3        Material Accounting Policy Information continued
Measurement and recognition of expected credit losses
At the reporting date, an allowance is required for the 12-month (Stage 1) ECL. If the credit risk has significantly increased since initial recognition (Stage 2), or if the financial instrument is credit-impaired
(Stage 3), an allowance (or provision) is recognized for the lifetime ECL.
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
The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and accumulated in the revaluation reserve, and does not reduce the carrying amount in the statement of financial position.
Simplified approach
The Group adopts a simplified approach for trade receivables whereby allowances are always equal to lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to historical credit losses experience adjusted for current and expected future economic conditions. When a trade receivable balance is more than 180 days past due, the Group further performs a qualitative review of the debtor analyzing factors such as the debtor’s current financial position, past due days, cash collection history and internal credit ratings to determine whether the Group has reasonable and supportable information to apply a higher credit loss rate adjusted by forward-looking information.

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
•it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
•the disappearance of an active market for that financial asset because of financial difficulties.

3        Material Accounting Policy Information continued
Write-off policy
The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no reasonable expectation of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to collection activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.
Presentation of impairment
The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and accumulated in the revaluation reserve, and does not reduce the carrying amount of the financial asset in the statement of financial position.
Provision for credit losses related to trade and other receivables, including settlement balances and deposits paid for securities borrowed are presented on the face of the income statement.
Derecognition of financial assets
The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in the income statement. In addition, on derecognition of an investment in a debt instrument classified as at
FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is reclassified to the income statement. In contrast, on derecognition of an investment in equity instrument which the
Group has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is not reclassified to the income statement but is transferred to retained earnings.
Financial liabilities
All financial liabilities are measured subsequently at amortized cost using the effective interest rate method or at FVTPL.
Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies and financial guarantee contracts issued by the
Group, are measured in accordance with the specific accounting policies set out below.
Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies, (ii) held for trading or (iii) designated as at FVTPL.

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
Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in the income statement to the extent that they are not part of a designated hedging relationship. The interest expense on structured notes designated at FVTPL is recognized in interest expense based on the implied variable market interest rate. The fair value associated with the remaining underlying risk is recognized in net trading income.
In respect of financial liabilities that are designated as at FVTPL (i.e. structured notes issued, repurchase agreements and stock lending), the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the income statement. The remaining amount of change in the fair value of the liability is recognized in the income statement. Changes in the fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to the income statement. Instead, they are transferred to retained earnings upon derecognition of the financial liability.
Financial liabilities measured at amortized cost
Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated at FVTPL, are measured subsequently at amortized cost using the effective interest rate method.

3        Material Accounting Policy Information continued
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the income statement.
When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (i) the carrying amount of the liability before the modification; and (ii) the present value of the cash flows after modification should be recognized in the income statement as the modification gain or loss.
Offsetting of financial assets and liabilities
Financial assets and liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention and ability to settle on a net basis, or to realize the assets and liabilities simultaneously.
The financial assets and liabilities which met the requirements for offsetting have been presented in note 34(c).
Derivative instruments
The Group uses derivative financial instruments, such as forward currency contracts, OTC precious and base metal contracts, agriculture contracts, energy contracts and equities. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
This includes embedded derivatives in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.
The Group utilizes the services of a prime broker to enter into derivative contracts that are used to economically hedge its structured notes issuance business. The agreement provides for net settlement of daily margin calls and in addition, should there be a default event, this would also be settled on a net basis. On this basis the Group has determined that the balance representing cash held at the prime broker and various derivative instruments represent one unit of account and should be shown within
‘Derivative Assets’ in the statement of financial position.

3        Material Accounting Policy Information continued
Issued debt and equity instruments
The Group applies IAS 32 Financial Instruments: Presentation to determine whether an instrument is either a financial liability (debt) or equity. Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having an unconditional obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognized
(other than for AT1 securities) when approved for payment by the Board of Directors and treated as a deduction from equity. Distributions paid to holders of AT1 securities are shown as dividends and are treated as a deduction from equity.
Debt securities are the Group's issued debt instruments which are comprised of hybrid financial instruments and vanilla debt instrument. Structured notes issued are hybrid financial instruments and are composed of debt components and embedded derivatives and are designated as FVTPL. Changes in fair value are recognized within net trading income except for changes related to the Group’s own credit risk which are recognized in other comprehensive income and interest related to the hybrid debt securities is presented within interest expense. Vanilla debt instruments are presented within debt securities in line with their maturity profile and have no other embedded or linked instruments. The Group presents the hedged interest expense related to vanilla debt instruments through interest expense.
(j) Inventories
The Group applies the broker-dealer exemption to its inventories stated in paragraph 3 of IAS 2,
Inventories. The Group has physical holdings of commodities held for trading purposes. These are measured at fair value less costs to sell and relate to the recycled metals trading division. The cost of such inventories including the changes in their fair value is recognized within "Net physical commodities income" in the consolidated income statement.
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
The Group has holdings of carbon emission certificates held for trading purposes. These are held at fair value less costs to sell. The cost of such inventories including the changes in their fair value is recognized within "Net trading income' in the consolidated income statement.
(k) Physical commodity contracts
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

3        Material Accounting Policy Information continued
(l) Derivative financial instruments and hedging activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of the report period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
The Group designates certain derivatives as either:
•Fair value hedges: Hedges of the change in the fair value of recognized assets or liabilities or unidentified firm commitments; or
•Cash flow hedges: Hedges of a particular risks associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions.
At the inception of the hedge relationship, the Group documents the economic relationship between the hedging instrument and the hedged item, including the risk management objective and strategy for undertaking the hedge. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been "highly effective" in offsetting changes in fair values or cash flows of hedged items.
Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of the hedge is recognized in the consolidated income statement within the same line item as the hedged item.
Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income (OCI) and accumulated in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement.
Amounts accumulated in equity are reclassified to the consolidated income statement in the periods when the hedged item affects profit or loss (for example, when the forecasted sale that is hedged takes place). When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any accumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the consolidated income statement.
As at 31 December 2025 the Group did not have any net investment hedge relationships.
Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting or the Group chooses not to designate them as such. Changes in the fair value of any derivative instruments that does not qualify for hedge accounting are recognized immediately in the consolidated income statement within net trading income.

3        Material Accounting Policy Information continued
(m) Reverse repurchase agreements, repurchase agreements, stock borrowing and stock lending
As part of the Group's trading, financing and liquidity management activities, the Group purchases debt securities under agreements to resell (a reverse repurchase agreement – ‘reverse repo’), sells debt securities under agreements to repurchase (a repurchase agreement - ‘repo’), enters into stock borrowing transactions, and stock lending transactions which are classified as follows:
Trading
•The Group's reverse repo and stock borrowing transactions which are used to meet counterparty needs under matched book principal strategies and market making trading activities are considered to form part of the Group's held for trading business model and are measured at fair value through profit or loss.  The Group’s repos and stock lending transactions which are used to finance securities and support the facilitation of client activity are designated as financial liabilities at fair value through profit or loss to reflect the fact that both assets and liabilities are managed and evaluated together on a fair value basis and therefore better reflects the economic reality and eliminates an accounting mismatch.
•The Group records the income statement impact of these reverse repo, repo, stock borrowing and stock lending activities (collectively referred to as the 'Securities Financing business') as net trading income.  Net trading income includes the realized transactional purchases and sales as well as any residual interest income and expense arising from these structures.

3        Material Accounting Policy Information continued
(m) Reverse repurchase agreements, repurchase agreements, stock borrowing and stock lending
continued
Funding and Liquidity
•The portion of the Group's reverse repo, repo, stock borrowing and stock lending transactions which are entered into for own purposes such as investment of excess cash or raising funding (also referred to as 'For Needs' funding) are measured at amortized cost. They are held in a business model to collect contractual cash flows and meet contractual payment obligations and are therefore recognized at amortized cost.
•The Group records the income statement impact of these reverse repo, repo, stock borrowing and stock lending activities as net interest income.
Collateral
It is the Group’s policy to receive or pledge cash or securities (non-cash collateral) to collateralize such agreements and transactions in accordance with contractual arrangements. The Group monitors the fair value of its collateral daily, requiring counterparties to deposit additional collateral or return collateral pledged.
Any non-cash collateral received is not included on the statement of financial position as the Group does not acquire the risk and rewards of ownership, however they are recorded off-balance sheet as collateral received. Cash consideration paid (or cash collateral provided) is accounted for as a loan asset at amortized cost unless it is mandatorily classified as fair value through profit or loss. Whereas the securities and stock are retained on the balance sheet as the Group retains substantially all the risk and rewards of ownership and these securities and stock are disclosed as pledged collateral. Cash consideration received (or cash collateral received) is accounted for as a financial liability at amortized cost unless it is irrevocably designated at fair value through profit or loss at initial recognition.
The treatment of the non-cash collateral received or pledged remains consistent irrespective of the business model.

3        Material Accounting Policy Information continued
(n) Cash and cash equivalents
The Group considers cash held at banks and all highly liquid investments not held for trading purposes, with original or acquired maturities of 90 days or less, including certificates of deposit, to be cash and cash equivalents. Cash and cash equivalents not deposited with or pledged to broker-dealers, clearing organizations, counterparties or segregated under federal or other regulations is recognized on the statement of financial position.
Cash flow classification
Cash flows from debt securities issued and redeemed which support Group’s ordinary funding and liquidity management activities that support the Group’s revenue-generating operations are classified as cash flows from operating activities in the Group’s statement of cash flows. Cash flows from the issuance and redemption of debt instruments that represent capital or structural funding of the Group, including instruments issued to satisfy regulatory capital requirements or other debt instruments that form part of the Group’s long-term capital structure, are classified as cash flows from financing activities in the Group’s statement of cash flows. For more information on the components of the Group's debt securities refer to
Note 22.
Client money
Pursuant to the requirements of the Commodity Exchange Act and Commission Regulation 30.7 of
the U.S. Commodity Futures Trading Commission (‘CFTC’) in the U.S. the Markets in Financial
Instruments Implementing Directive 2006/73/EC underpinning the Client Asset (‘CASS’) rules in the
Financial Conduct Authority (‘FCA’) handbook in the U.K. and the Securities & Futures Act in Singapore,
funds deposited by clients relating to futures and options on futures contracts in regulated commodities must be carried in separate accounts, which are designated as segregated or secured client accounts
(which are off-balance sheet and further disclosed under note 28 "Client Money"). Additionally, in accordance with rule 15c3-3 of the Securities Exchange Act of 1934, the Group maintains separate accounts for the exclusive benefit of securities clients and proprietary accounts of broker dealers. Rule
15c3-3 requires the Group to maintain special reserve bank accounts for the exclusive benefit of securities clients and the proprietary accounts of broker dealers. The deposits in segregated client accounts and the special reserve bank accounts are not commingled with Group funds. Under the FCA's rules certain categories of clients may choose to opt-out of segregation.
Safeguarded funds
In accordance with Regulation 23 of the Payment Services Regulations 2017, the Group is required to safeguard funds received from or on behalf of payment service users for the execution of payment transactions. Safeguarded funds are held in segregated accounts at authorized credit institutions regulated by the Prudential Regulations Authority and the FCA. These accounts are designated as safeguarding accounts and are used exclusively for holding customer funds. The Group holds these funds in a custodial capacity on behalf of payment service users and has no control over these funds. The funds are held for the benefit of payment service users and are protected from claims by the Group's creditors.
Accordingly, safeguarded funds are not recognized on the Group's statement of financial position.

3        Material Accounting Policy Information continued
(o) Share-based payments
The Group operates various share-based compensation schemes.
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-
settled share-based transactions are set out in note 33. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line basis over the vesting period, based on the Group's estimate of the number of equity instruments that will eventually vest.
The expense is recognized in compensation and benefits, together with a corresponding increase in equity. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision on the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.
For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in the income statement for the year.
(p) Trade and other receivables
Trade and other receivables predominantly comprise financial assets that are initially recognized at fair value and subsequently measured at amortized cost in accordance with the Group’s financial instruments policy set out in note 3(i).  These balances mainly comprise Amounts due from exchanges, clearing houses and other counterparties, Amounts receivable from clients, Settlement balances,
Amounts due from Prime Brokers, Trade Debtors and Default funds and deposits.
Interest income is recognized using the effective interest method. Impairment is assessed under the expected credit loss model described in note 3(i), with the simplified approach applied to trade receivables.
The Group also holds a small number of receivable balances that are measured at fair value through profit or loss or that represent non-financial assets. Further information on these items is provided in the related note to the financial statements (see note 25).
(q) Trade and other payables
Trade and other payables predominantly comprise financial liabilities that are initially recognized at fair value and subsequently measured at amortized cost in accordance with the Group’s financial instruments policy in note 3(i). These balances mainly consist of Amounts due to exchanges, clearing houses and other counterparties, Amounts payable to clients and Amounts due to Prime Brokers.
The Group also holds a small number of payable balances that are measured at fair value through profit or loss or that represents non-financial liabilities, such as accruals and tax balances, which are recognized and measured in accordance with the applicable accounting standards. Further information on the composition of trade and other payables is provided in the related note to the financial statements
(see note 26).

3        Material Accounting Policy Information continued
(r) Non-current assets held for sale and associated liabilities
The Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Non-
current assets (or disposal groups) are classified as held for sale when their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use.
In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition, subject only to terms that are usual and customary for such sales, and the sale must be highly probable. When a non-current asset is acquired exclusively with a view to its subsequent disposal, the asset (or disposal group) can be classified as held for sale at the acquisition date only if the sale is anticipated to be complete within one year and it is highly probable that any remaining classification criteria will be satisfied shortly after the acquisition.
Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Newly acquired asset (or disposal group), as part of a business combination, that meet the criteria to be classified as held for sale shall be measured at fair value less cost to sell. Assets classified as held for sale and related liabilities are presented separately on the consolidated statement of financial position.

4        Critical accounting judgements and key sources of estimation uncertainty
In the application of the Group’s accounting policies, the Directors are required to make judgments, estimates and assumptions that affect the reported carrying amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant and reasonable under the circumstances.
Estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognized in the period an estimate is revised. No critical accounting judgments have been applied in the preparation of these financial statements. Key sources of estimation uncertainty are as follows:
Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit to which the goodwill has been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate both the future cash flow from the cash generating unit and a suitable discount rate in order to calculate the present value.
A number of factors, many of which the Group has limited ability to control, could cause actual results to differ from the estimates and assumptions employed. These factors include:
•a prolonged global or regional economic downturn;
•a significant decrease in the demand for the Group’s services;
•a significant adverse change in legal factors or in the business climate;
•an adverse action or assessment by a regulator; and
•successful efforts by our competitors to gain market share in our markets.
Where the actual future revenues are less than expected, or changes in facts and circumstances which result in a downward revision of future cash flows or an upward revision of the discount rate occur, a material impairment loss or a further impairment loss may arise when a cash generating unit has previously been impaired.
The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the discount rates, revenue and cost growth rates as well as terminal growth rates.
The value in use calculation uses the cash flows inferred from budgets or achieved during the period and applies the assumptions above to create a discounted cash flow model. The cash flows do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used as well as the growth rates both growth and terminal. These estimates are most relevant to the testing of goodwill for impairment. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 13.

5        Segmental Analysis
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
Adjusted Profit Before Tax is the segmental performance measure management use to assess the performance of the Group's segments. This measure excludes income and expenses that are not considered directly related to the performance of the Group's segments.
For management purposes, the Group is organized into the following operating segments, based on the services provided, as follows:
•Clearing – Clearing is the interface between exchanges and clients. Clearing provides the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, Clearing acts as principal on behalf of our clients and generates revenue on a commission per trade basis. Clearing provides clearing services across markets including metals, agricultural products, energy and financial securities across different geographies.
•Agency and Execution – Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets. Our energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets to facilitate price discovery. We have significant positions in many of the markets we operate in, including key gas and power markets in Europe; environmental, and crude markets in North America; and oil products globally. We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams. Our Securities division provides essential liquidity and risk management solutions to clients across global financial markets. Leveraging our international network, we connect buyers and sellers in equities, credit, financing, foreign exchange (FX), and rates, enabling efficient price discovery and tailored hedging strategies. Through our Prime
Services business we deliver comprehensive solutions for institutional clients, including clearing, custody, capital introduction, portfolio financing, and outsourced trading.
•Market Making – Market Making acts as principal to provide direct market pricing to professional and wholesale counterparties, primarily within the metals, agriculture, energy and financial securities markets. The Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. The Market
Making operations are diversified across geographies and asset classes.
•Hedging and Investment Solutions – Hedging and Investment Solutions offers bespoke hedging and investment solutions to our clients and generates revenue through a return built into the product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.
•The Corporate segment – Corporate manages the control and support functions of the Group and provides operational support to the business functions. In addition, Corporate manages the
Group’s funding requirements. Interest expense is incurred through debt securities issuance, which is recharged to other segments through inter-segmental funding allocations to reflect their consumption of these resources.
The below disaggregation shows the revenue by each of the 5 operating segments. The substantial majority of the Group's performance obligations for revenues from contracts with clients are satisfied at a point in time. Revenue recognized over time is not material.

5        Segmental Analysis continued
Segment information for the year ended 31 December 2025:

	Clearing[2]	Agency and Execution[3]	Market Making[4]	Hedging and Investment Solutions[5]	Corporate[6]	Total
	$m	$m	$m	$m	$m	$m
Commission and fee income	1,036.7	764.1	22.2	—	—	1,823.0
Commission and fee expense	(761.3)	(63.2)	(21.0)	—	—	(845.5)
Net commission income/(expense)	275.4	700.9	1.2	—	—	977.5
Net trading income	25.2	333.0	220.9	272.8	—	851.9
Interest income / (expense)	314.9	27.4	—	—	(189.7)	152.6
Inter-segmental funding allocations[1]	(87.3)	(16.1)	(24.7)	(76.0)	204.1	—
Net interest income/(expense)	227.6	11.3	(24.7)	(76.0)	14.4	152.6
Net physical commodities income	—	4.0	38.1	—	—	42.1
Revenue	528.2	1,049.2	235.5	196.8	14.4	2,024.1
Adjusted profit/(loss) before tax	261.5	280.9	68.9	43.5	(236.7)	418.1
Other segment information
Depreciation and amortisation	(0.5)	(0.6)	(0.5)	(0.6)	(33.9)	(36.1)
Compensation and benefits	(136.8)	(587.2)	(111.8)	(86.0)	(312.5)	(1,234.2)
1.The Inter-segmental funding allocation represents the interest costs borne by the Group, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.
2.Clearing provides connectivity between clients, exchanges and clearing houses across four principal markets: metals, agriculture, energy and financial products.
3.Agency and Execution revenue for 2025 can be split as follows: energy $331.3m (2024: $286.3m; 2023: $219.8m) and financial securities $710.3m (2024: $407.2m; 2023:
$319.8m) and other revenue $7.6m (2024: $1.7m; 2023: $1.9m).
4.Market Making revenue for 2025 can be split as follows: metals $137.6m (2024: $105.9m; 2023: $69.3m), agriculture $11.6m (2024: $33.8m; 2023: $27.5m), energy $33.9m
(2024: $32.5m; 2023: $31.6m) and financial securities $52.4m (2024: $35.6m; 2023: $25.5m).
5.Revenue within the Hedging and Investment Solutions segment can be split as follows: hedging solutions $79.3m (2024: $69.2m; 2023: $62.0m) and financial products
$117.5m (2024: $92.3m; 2023: $66.1m).
6.Corporate manages the Group’s funding requirements, interest expense is incurred through debt securities issuance, which is recharged to other segments through inter-
segmental funding allocations to reflect their consumption of these resources., Revenue for 2025 is $14.4m (2024: $63.9m; 2023: $47.5m).

5        Segmental Analysis continued
Segment information for the year ended 31 December 2024:

	Clearing	Agency and Execution		Market Making		Hedging and Investment Solutions		Corporate		Total
	$m	$m		$m		$m		$m		$m
Commission and fee income	950.8	652.5		14.8		—		—		1,618.1
Commission and fee expense	(687.8)	(55.4)		(18.8)		—		—		(762.0)
Net commission income/(expense)	263.0	597.1	—	(4.0)	—	—	—	—	—	856.1
Net trading income	5.2	61.3		215.6		210.3		—		492.4
Interest income / (expense)	317.8	39.2		—		—		(129.9)		227.1
Inter-segmental funding allocations[1]	(119.7)	(4.6)		(20.7)		(48.8)		193.8		—
Net interest income/(expense)	198.1	34.6		(20.7)		(48.8)		63.9		227.1
Net physical commodities income	—	2.2		16.9		—		—		19.1
Revenue	466.3	695.2		207.8		161.5		63.9		1,594.7
Adjusted profit/(loss) before tax	247.3	107.9		65.6		42.0		(141.7)		321.1
Other segment information
Depreciation and amortisation	(0.4)	(0.8)		(0.4)		(0.7)		(27.2)		(29.5)
Compensation and benefits	(118.4)	(449.5)		(89.7)		(70.2)		(243.3)		(971.1)
1.The Inter-segmental funding allocation represents the interest costs borne by the Group, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.
Segment information for the year ended 31 December 2023:

	Clearing	Agency and Execution		Market Making		Hedging and Investment Solutions		Corporate		Total
	$m	$m		$m		$m		$m		$m
Commission and fee income	825.1	506.8		10.5		—		—		1,342.4
Commission and fee expense	(588.9)	(33.4)		(15.2)		—		—		(637.5)
Net commission income/(expense)	236.2	473.4		(4.7)		—		—		704.9
Net trading income	1.2	62.1		182.8		165.7		(0.4)		411.4
Interest income / (expense)	232.9	8.7		(3.9)		—		(116.1)		121.6
Intersegmental funding allocations[1]	(96.7)	(2.7)		(27.0)		(37.6)		164.0		—
Net interest income / (expense)	136.2	6.0		(30.9)		(37.6)		47.9		121.6
Net physical commodities income	—	—		6.7		—		—		6.7
Revenue	373.6	541.5	—	153.9	—	128.1	—	47.5	—	1,244.6
Adjusted profit/(loss) before tax	185.0	71.9		33.3		33.8		(94.0)		230.0
Other segment information
Depreciation and amortisation	(0.3)	(0.8)		(0.3)		(0.3)		(25.4)		(27.1)
Compensation and benefits	(88.2)	(368.1)		(72.7)		(51.0)		(190.3)		(770.3)
1.The Inter-segmental funding allocation represents the interest costs borne by the Group, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.

5        Segmental Analysis continued
Contract assets
There were no assets that met the definition of a contract asset as at 31 December 2025
(2024: $nil).
Revenues within the scope of IFRS 15 of $887.8m (2024: $772.1m; 2023: $631.9m) are included within commission and fee income in the income statement. In addition, the net proceeds from a commitment to simultaneously buy and sell financial instruments with counterparties on matched principal basis, which are not in the scope of IFRS 15 are also recorded within commissions and fee income. Revenues that are not within the scope of IFRS 15 are presented within net trading income, net interest income and net physical commodities income in the income statement.
Adjusted Profit Before Tax
We define Adjusted Profit Before Tax as profit before tax adjusted for (1) goodwill impairment charge
(2) bargain purchase gain, (3) amortization of acquired brands and customer lists, (4) activities relating to shareholders, (5) employer tax on the vesting of growth shares, (6) owner fees, (7) IPO preparation costs, (8)
fair value of the cash settlement option on the growth shares and (9) public offering of ordinary shares, (10)
acquisition costs. Items (1) to (10) are referred to as “Adjusting Items.” Adjusting Items are excluded because they are not reflective of our ongoing underlying trading performance. They typically relate to acquisition accounting, shareholder-related activities and other non-recurring, which can vary significantly between periods and are not considered part of the Group’s core operations. Adjusted Profit Before Tax is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.

5        Segmental Analysis continued
Reconciliation of total segments Adjusted Profit Before Tax to the Group's profit before tax per the income statement:

	2025	2024	2023
	$m	$m	$m
Total segments adjusted profit before tax	418.1	321.1	230.0
Goodwill impairment charges[1]	—	—	(10.7)
Bargain purchase gain[2]	3.6	—	0.3
Amortization of acquired brands and customer lists[3]	(6.9)	(5.5)	(2.1)
Activities relating to shareholders[4]	—	(2.4)	(3.1)
Employer tax on vesting of the growth shares[5]	—	(2.2)	—
Owner fees[6]	(0.4)	(2.4)	(6.0)
IPO preparation costs[7]	—	(8.6)	(10.1)
Fair value of the cash settlement option on the growth shares[8]	—	(2.3)	—
Public offering of ordinary shares[9]	(1.3)	(1.9)	—
Acquisition costs[10]	(1.5)	—	(1.8)
Profit before tax from continuing operations	411.6	295.8	196.5
1.Goodwill impairment charges, presented in impairment of goodwill in the financial statements, in 2023 this relates to the impairment recognized for goodwill relating to the
Volatility Performance Fund S.A. CGU ("VPF") largely due to declining projected revenue.
2.In 2025 a bargain purchase gain, presented in bargain purchase gain on acquisitions in the financial statements, was recognized from the acquisition of Darton Group
Limited.
3.This represents the amortization charge for the period of acquired brands and customers lists, this is presented in depreciation and amortization in the financial statements.
4.Activities in relation to shareholders, presented in other expenses in the financial statements, primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
5.Employer tax on vesting of the growth shares, presented in other expenses in the financial statements, represents the Group's tax charge arising from the vesting of the growth shares.
6.Owner fees, presented in other expenses in the financial statements, relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from other expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.
7.IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
8.Fair value of the cash settlement option on the growth shares, presented in other expenses in the financial statements, represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognized.
9.Costs relating to the public offerings of ordinary shares by certain selling shareholders, presented in other expenses in the financial statements.
10.Acquisition costs, presented in other expenses in the financial statements, are costs such as legal fees incurred in relation to the business acquisitions of Winterflood in
2025 and in prior years:  ED&F Man Capital Markets business, the OTCex group and Cowen's Prime Services and Outsourced Trading business.
The Group’s Revenue and total assets by geography are as follows. In presenting geographical information, revenue is based on the geographic location of the legal entity where the customers' revenue is recorded. Non-current assets are based on the geographic location of the legal entity where the assets are recorded.

	Revenue			Total Assets[1]
	2025	2024	2023	2025	2024
	$m	$m	$m	$m	$m
United Kingdom	741.0	710.8	607.2	11,607.3	6,094.7
United States	754.7	581.7	422.0	20,286.9	17,322.9
Rest of the world	528.4	302.2	215.4	2,780.9	894.9
Total	2,024.1	1,594.7	1,244.6	34,675.1	24,312.5
1.Non-current assets included in Group assets as at 31 December 2025 amounted to $474.8m (2024: $337.7m), being $375.8m in the United Kingdom (2024: $259.6m),
$34.7m in the United States (2024: $61.7m) and $64.3m in the rest of the world (2024: $16.4m). Tangible non-current assets included in non-current assets as at 31
December 2025 amounted to $139.4m (2024: $106.5m), being $69.4m in the United Kingdom (2024: $49.4m), $34.4m in the United States (2024: $37.5m) and $35.6m in
the rest of the world (2024: $19.6m).Tangible non-current assets includes property, plant and equipment, right-of-use assets and investments. During 2025, the Group reassessed the geographical location of its tangible non-current assets to better reflect their geographical location. Consequently some of the Group's 2024 country allocations have been revised for comparability.
The balances in rest of the world mainly consist of those from countries in Europe and the Asia
Pacific region, none of which are individually material for separate disclosure.
Non-current assets for this purpose consist of goodwill, intangible assets, property, plant and equipment, right-of-use assets and investments.

6      Interest income and expense

	2025			2024			2023
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total	Amortised Cost	FVTPL	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest Income
Financial institutions[1]	290.3	—	290.3	309.0	—	309.0	261.0	—	261.0
Exchanges[2]	202.9	22.3	225.2	156.1	27.6	183.7	108.1	21.7	129.8
Securities[3]	248.8	—	248.8	220.0	—	220.0	179.7	—	179.7
Clients[4]	148.5	—	148.5	52.0	0.5	52.5	21.3	—	21.3
	890.5	22.3	912.8	737.1	28.1	765.2	570.1	21.7	591.8

Interest expense
Clients[5]	(272.1)	(0.5)	(272.6)	(256.8)	(0.3)	(257.1)	(216.7)	—	(216.7)
Borrowings and debt issued[6]	(102.2)	(223.7)	(325.9)	(47.1)	(170.4)	(217.5)	(37.6)	(142.2)	(179.8)
Exchanges[7]	(90.7)	—	(90.7)	(40.0)	—	(40.0)	(36.3)	—	(36.3)
Securities[8]	(65.7)	—	(65.7)	(20.0)	—	(20.0)	(35.0)	—	(35.0)
Lease interest expense	(5.3)	—	(5.3)	(3.5)	—	(3.5)	(2.4)	—	(2.4)
	(536.0)	(224.2)	(760.2)	(367.4)	(170.7)	(538.1)	(328.0)	(142.2)	(470.2)
Net interest income	354.5	(201.9)	152.6	369.7	(142.6)	227.1	242.1	(120.5)	121.6
1.Interest income from financial institutions includes interest earned from banks from cash and cash equivalents on client money and the Group's own cash and cash equivalents.
2.Interest income from deposits placed at exchanges, clearing houses, and intermediary brokers placed at these counterparties to facilitate transactional activity. Interest income is calculated using a deposit rate linked to the benchmark interest rates.
3.Securities interest income primarily arising from US Treasuries held as collateral for securities purchased under agreements to resell, and securities segregated under
Federal and other regulation and interest income from the Group's stock lending activities within the Group's held to collect business model.
4.Interest income from clients is the result of credit lines offered to clients.
5.Interest expense includes interest paid to clients on cash deposited with the Group by clients.
6.Interest expense from debt securities includes the interest component on structured notes and the coupons for Group issuance. Interest expense from Group Issuance was
$99.4m (2024: $44.7m; 2023: $33.4m) and interest expense on structured notes was $223.7m (2024: $170.4m; 2023: $142.2m). Structured notes are measured at fair value through profit or loss.
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
lending activities within the Group's held to collect business model.
7        Compensation and benefits

	2025	2024	2023
	$m	$m	$m
Wages and salaries	1,078.7	845.6	680.0
Share-based compensation expense	43.5	29.6	20.3
Employer’s national insurance contributions and similar taxes	63.7	60.0	43.2
Short-term monetary benefits	23.7	17.9	15.6
Defined contribution pension cost	15.1	11.8	8.9
Apprenticeship levy	1.1	0.8	0.7
Redundancy payments	8.4	5.4	1.6
Total staff costs	1,234.2	971.1	770.3
As at 31 December 2025, there were contributions totalling $4.1m (2024: $1.6m, 2023:$1.6m)
payable to the defined contribution pension scheme by the Group.

8      Other expenses

	2025	2024	2023
	$m	$m	$m
Professional fees	98.9	87.5	61.4
Non-trading technology and support	72.7	59.6	45.8
Trading systems and market data	83.3	68.5	54.6
Occupancy and equipment rental	24.4	25.7	23.0
Travel and business development	33.6	25.6	20.6
Communications	10.0	8.4	7.4
Bank fees	10.3	8.7	5.4
Owner fees	0.4	2.4	6.0
VAT (irrecoverable)	6.2	4.6	2.7
Other	14.1	15.3	10.5
	353.9	306.3	237.4
9      Earnings Per Share
Basic Earnings per Share (EPS) is calculated by dividing the profit attributable to the ordinary shareholders of the Group for the year by the weighted average number of ordinary shares outstanding during the year.
Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the Group
(after adjusting for the impact of AT1 securities dividends and profit attributable to minority interest holders) by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2025	2024	2023
Profit before tax ($m)[1]	411.4	295.8	196.5
Tax ($m)	(103.7)	(77.8)	(55.2)
Profit after tax ($m)	307.7	218.0	141.3
AT1 dividends paid ($m)	(13.3)	(13.3)	(13.3)
Non-controlling interest	(0.5)	—	—
Profit attributable to ordinary shareholders of the Group ($m)	293.9	204.7	128.0
Weighted average number of ordinary shares during the year	71,352,867	69,231,625	66,018,514
Basic earnings per share ($)	4.12	2.96	1.94
Weighted average number of ordinary shares for basic EPS	71,352,867	69,231,625	66,018,514
Effect of dilution from:
Share schemes	4,774,017	6,047,829	4,304,953
Weighted average number of ordinary shares adjusted for the effect of dilution	76,126,884	75,279,454	70,323,467
Diluted earnings per share ($)	3.86	2.72	1.82
1.The EPS is calculated on the total profit before tax for the year consisting of the profit before tax from continuing and discontinued operations.  The effect of discontinued
operations on basic and diluted earnings per share was not material for the period (see note 14).
There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial instruments.

10      Tax
(a) Tax expense

	2025	2024	2023
	$m	$m	$m
Current tax
UK corporation tax on profit for the year	17.0	40.2	38.9
Foreign corporation tax on profit for the year	83.6	43.1	23.1
Total UK and Foreign corporation tax	100.6	83.3	62.0

Adjustment in respect of prior years:
UK corporation tax	(0.5)	0.2	0.9
Foreign corporation tax	4.4	(0.1)	1.0
Total adjustments in respect of prior years	3.9	0.1	1.9
	104.5	83.4	63.9
Deferred tax
Origination and reversal of temporary differences	0.4	(5.3)	(9.3)
Adjustment in respect of prior years – other	(1.2)	(0.3)	0.6
	(0.8)	(5.6)	(8.7)
Tax expense for the year	103.7	77.8	55.2

Deferred tax charge relating to items recognized in OCI
Items that may be reclassified subsequently to profit and loss	10.2	(7.9)	0.3
Items that will not be recycled to profit and loss	(0.3)	(3.1)	(1.4)
	9.9	(11.0)	(1.1)
Current tax expense relating to items recognized in Equity	(8.8)	(0.9)	—
Deferred tax expense relating to items recognized in Equity	5.6	(12.8)	(2.4)
(b) Reconciliation between tax expense and profit before tax
The Group’s reconciliation between the tax expense and profit before tax is based on its domestic
UK tax rate. The tax assessed for the year is higher (2024: higher; 2023: higher) than the standard rate of corporation tax in the UK of 25% (2024: 25%; 2023: 23.5%). This is primarily driven by non-deductible acquisition expenses incurred during the year, offset by profits arising in overseas jurisdictions with lower statutory tax rates and deductions taken in respect of the Group's AT1 securities issuance. Under IAS12, whilst the coupon on the AT1 is accounted for in equity, the related tax relief is recognized in the Income
Statement which generates a tax reconciling item.
The Group’s future tax expense will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions in which the Group operates.

10      Tax continued

	2025	2024	2023
	$m	$m	$m
Profit before tax from continuing operations	411.6	295.8	196.5

Expected tax expense based on the standard rate of corporation tax in the UK of 25% (2024: 25%; 2023: 23.5%)	102.9	73.9	46.2
Explained by:
Effect of overseas tax rates	(3.1)	2.2	0.7
Income not subject to tax	(0.4)	(0.5)	(0.7)
Expenses not deductible for tax purposes	6.4	6.4	4.7
Non-deductible goodwill adjustments	(1.5)	—	2.5
Movements in deferred tax not recognized	0.1	(0.7)	2.9
Deductible payments on AT1 securities	(3.3)	(3.3)	(3.1)
Tax rate change	(0.1)	—	(0.5)
Prior year adjustments	2.7	(0.2)	2.5
Tax expense for the year	103.7	77.8	55.2
(c) Impact of Pillar II model rules on the group
In December 2021, the OECD released the Pillar Two model rules, also referred to as the ‘Global
Anti-Base Erosion’ or ‘GLOBE’ rules. Several jurisdictions in which the Group operates have adopted the
OECD rules including the UK and France who have both transposed the rules into their respective tax legislation effective for years beginning on or after 31 December 2023. The Group is expected to meet the criteria to be subject to these rules. The Group currently has trading operations in the following low tax jurisdictions with an IAS 12 Effective Tax Rate ('ETR') below 15%: Ireland and the UAE. Ireland and the
UAE are both subject to tax at a headline rate of less than 15% and as such we will be required to make a top-up payment in both jurisdictions to bring the effective tax rate up to 15%. The impact of these is set out below:

	2025	2024
	$m	$m
Ireland	0.2	0.1
United Arab Emirates	1.4	0.7
Total current tax expense related to Pillar II	1.6	0.8
The Group has adopted the International Tax Reform – Pillar Two Model rules amendments to IAS
12, which were issued on 23 May 2023, and has applied the exception set out in paragraph 4A in respect of recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

10      Tax continued
(d) Deferred tax

2025	At 1 January	Credited/ (expensed) to the income statement	Recognized on acquisition	Credited to other comprehensive income & equity	At 31 December
	$m	$m	$m	$m	$m
Acquired Intangibles	(4.9)	1.2	(9.9)	—	(13.6)
Compensation	1.7	—	0.7	—	2.4
Depreciation in excess of capital allowances	(2.6)	(0.2)	(0.4)	—	(3.2)
Lease accounting	2.2	(0.8)	(1.1)	—	0.3
Other short-term timing differences	3.8	(0.9)	(0.2)	—	2.7
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	11.6	(0.2)	—	(9.9)	1.5
Share-based payments	30.4	1.7	—	(5.6)	26.5
	42.2	0.8	(10.9)	(15.5)	16.6

2024	At 1 January	Credited/ (expensed) to the income statement	Recognized on acquisition	Credited to other comprehensive income & equity	At 31 December
	$m	$m	$m	$m	$m
Acquired Intangibles	(1.1)	1.1	(4.9)	—	(4.9)
Compensation	0.1	1.6	—	—	1.7
Depreciation in excess of capital allowances	(1.8)	(0.8)	—	—	(2.6)
Lease accounting	1.8	0.4	—	—	2.2
Other short-term timing differences	6.2	(2.4)	—	—	3.8
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	0.7	(0.1)	—	11.0	11.6
Share-based payments	11.8	5.8	—	12.8	30.4
	17.7	5.6	(4.9)	23.8	42.2

	2025	2024
	$m	$m
Deferred tax asset	30.6	46.7
Deferred tax liability	(14.0)	(4.5)
31 December	16.6	42.2

10      Tax continued
Business Combinations
The recognition of Marex’s deferred tax assets is dependent on the availability of sufficient taxable profits when the timing differences reverse. The acquisitions of Aarna Capital Limited, Darton Group
Limited, Edgemere Terminals Limited, Agrinvest Commodities, Hamilton Court Group and  Winterflood
Securities (2025) in addition to Pinnacle Fuel LLC, Dropet and ILS Brokers Limited (2024) have not changed the probability of the availability of sufficient future taxable profits and therefore the probability of realising any pre-acquisition deferred tax assets has not changed. As such, no additional disclosure is made.
Offset
Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do
so. Deferred tax balances have been measured using the tax rates that are expected to apply when the asset is realized or the liability is settled based upon the tax rates that have been enacted or substantially enacted by the balance sheet date.
Unrecognized deferred tax assets
The Group has unrecognized deferred tax assets in respect of the following:
•Tax losses of $47.8m (2024: $34.3m) relate to losses with no expiry date. The increase in these unrecognized losses compared to the prior period is primarily driven by tax losses incurred during the year in Australia, New Zealand and France. These assets are not recognized on the basis of insufficient evidence concerning profits being available against which deferred tax assets could be utilised.
11      Dividends Paid and Proposed
Dividends of $42.2m were paid to ordinary shareholders during the year ended 31 December 2025
(2024: $63.8m; 2023: $45.0m) as follows:
•Fourth interim dividend for the year ended 31 December 2024 paid at $0.14 per share.
•First, second and third interim dividends for the year ended 31 December 2025 paid at $0.15 per share
Refer to note 31 for dividends paid to holders of Additional Tier 1 securities.

12      Business Combinations
The Group undertook a number of business combinations during 2025. Total consideration was
$401.5m and the amount paid in cash in 2025 amounted to $303.5m. The following are the key acquisitions:

Acquisitions in 2025:	Aarna Capital Limited[1,2]	Darton Group Limited	Hamilton Court Group[1]	Agrinvest Commodities	Winterflood Securities
	$m	$m	$m	$m	$m
Initial cash consideration	58.9	—	62.5	18.8	163.3
Withheld consideration	—	—	1.9	—	—
Settlement of pre-existing liability	—	8.7	87.4	—	—
Total consideration	58.9	8.7	151.8	18.8	163.3
Fair value of identifiable net assets:
Intangible assets	18.5	—	15.6	5.9	11.3
Property, plant and equipment	0.3	—	0.6	0.5	8.4
Right of use asset	1.1	—	1.9	—	17.8
Investments	—	—	—	0.1	0.5
Corporate income tax receivable	—	—	—	—	1.3
Trade and other receivables	178.3	7.3	90.4	0.9	1,094.6
Inventory	—	25.9	—	—	—
Equity instruments (unpledged)	—	—	—	—	33.0
Derivative instruments - asset	45.1	—	292.4	—	—
Stock borrowing	—	—	—	—	27.1
Fixed income securities (unpledged)	9.9	—	—	—	7.6
Cash and cash equivalents	74.9	0.3	19.8	1.9	68.3
Trade and other payables	(258.5)	(0.7)	(72.0)	(1.1)	(1,026.7)
Stock lending	—	—	—	—	(44.6)
Short securities	—	—	—	—	(19.2)
Borrowings	—	(20.2)	—	—	—
Lease liability	(1.0)	—	(2.0)	—	(16.8)
Derivative instruments - liability	(38.7)	—	(193.7)	—	—
Corporate tax	(1.0)	(0.3)	(2.4)	—	—
Provisions	—	—	—	—	(1.7)
Deferred tax liability	(1.7)	—	(3.9)	(2.0)	(3.4)
Deferred Compensation	—	—	—	—	(1.7)
Non-controlling interest	—	—	(3.7)	—	—
Total fair value of identifiable assets and liabilities	27.2	12.3	143.0	6.2	155.8
Goodwill / (bargain purchase)	31.7	(3.6)	8.8	12.6	7.5
1.Hamilton Court Group and Aarna Capital Limited - The allocation between goodwill and intangible assets was updated to reflect measurement-period adjustments to the purchase price allocation.
2.Trade and other receivables and trade and other payables include a pre-existing relationship with Marex Financial. This was not included as part of the consideration as these represent on-going intercompany arrangements within the Group and are not considered settlement of a pre-existing relationship.

12      Business Combinations continued
(a) Acquisition of Aarna Capital Limited
On 27 March 2025, the Group acquired the fully issued share capital of the Aarna Group ("Aarna")
which collectively comprises of Aarna Capital Limited, ACL Holdings Limited and ACL Capital (IFSC)
Private Limited. Aarna provides clearing, execution and customized risk management solutions in the
Middle East expanding the Group's operations and growing its clearing business. The acquisition of Aarna provides the Group with additional capabilities in a new location and access to approximately 180 local clients, which include institutional investors, family offices and corporate clients.
The preliminary consideration for the acquisition consisted of the fixed premium of $48.5m and the net asset value of $10.4m totalling $58.9m.
Provisional accounting has been applied, therefore the fair values of certain identifiable assets and liabilities are subject to finalization and may be revised within the measurement period as permitted by
IFRS 3.
Trade and other receivables
Trade and other receivables mainly consist of broker balances of $162.0m. The fair value and gross contractual amounts of other receivables approximates their book value.
Acquisition related costs
Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $2.4m.
Contribution to the Group's results
Aarna contributed $16.7m revenue and profit before tax of $5.1m to the Group’s results for the period between the date of acquisition and the reporting date.  If the acquisition of Aarna had been completed on the first day of the financial year, Group revenue for the year would have  increased by an additional $4.6m and Group profit before tax would have increased by $3.0m.
Goodwill
The goodwill recognized on acquisition relates to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Aarna's workforce which cannot be separately recognized as an intangible asset.
Pre-existing relationship
Prior to the acquisition, the Group had a pre-existing relationship with Aarna owing to the brokerage services offered by the Group. The broker balance at the point of acquisition amounted to $114.2m and was deemed to be settled at the point of acquisition.
(b) Acquisition of Darton Group Limited
On 25 March 2025, the Group acquired the fully issued share capital of Darton Group Limited,
("Darton"), a metals trader based in the United Kingdom. The interest was acquired from several individual shareholders for a consideration of $1.3 ) resulting in a bargain purchase gain of $3.6m based on estimates from the provisional accounting of the transaction. The gain arose due to the entity encountering a market dislocation between the physical price and the quoted derivatives price resulting in liquidity constraints which provided the Group an opportunity to purchase the business.
Provisional accounting has been applied, therefore the fair values of certain identifiable assets and liabilities are subject to finalization and may be revised within the measurement period as permitted by
IFRS 3.

12      Business Combinations continued
Trade and other receivables
Trade and other receivables mainly consist of trade debtors of $6.8m. The fair value and gross contractual amounts of trade and other receivables approximates their book value.
Acquisition related costs
Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $0.1m.
Contribution to the Group's results
Darton contributed revenue of $5.7m and a profit before tax of $4.5m to the Group's results for the period from the acquisition date of 25 March 2025 and the reporting date. Had the acquisition been completed on 1 January 2025, and the Group's accounting policies applied, Group revenue for the year would have been $7.4m lower and Group would have incurred an additional loss before tax of $8.4m.
These pro forma amounts are based on Darton's standalone results for the period prior to acquisition, adjusted for differences in accounting policies, and are provided for illustrative purposes only. At the acquisition date, the total consideration included the settlement of a pre-existing margin loan receivable of
$8.7m that Marex Financial held with Darton.
(c) Acquisition of Hamilton Court Group
On 1 July 2025, the Group finalized the acquisition of the fully issued share capital of Hamilton
Court Group Limited ("Hamilton"). Hamilton offers a full suite of FX products, ranging from bespoke complex FX options and derivative structures to more ‘vanilla’ products such as forwards, spots and swaps. In addition to complementing the Group's existing FX operations, this acquisition enhances the
Group's FX offering by integrating new capabilities into the platform.
Provisional accounting has been applied, therefore the fair values of certain identifiable assets and liabilities are subject to finalisation and may be revised within the measurement period as permitted by
IFRS 3.
The initial cash consideration includes $20.6m plus the tangible net asset value, resulting in an initial consideration payment of $64.4m. Of the initial consideration, $1.9m remains withheld on the balance sheet in line with the Share Purchase Agreement and will be paid to the sellers upon finalization of the net asset value.
Trade and other receivables
Trade and other receivables mainly consist of balances due from trading counterparties of $75.3m.
The fair value and gross contractual amounts of trade and other receivables approximates their book value.
Acquisition related costs
Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $1.3m.
Contribution to the Group's results
Hamilton contributed revenue of $38.5m and a profit before tax of $8.7m to the Group's results for the period between the date of acquisition and the reporting date. If the acquisition had been completed on the first day of the financial year, Group revenue for the period would have increased by an additional
$37.5m and Group profit before tax would have increased by $11.5m.

12      Business Combinations continued
Goodwill
The goodwill recognized on acquisition relates to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Hamilton's workforce which cannot be separately recognized as an intangible asset.
Pre-existing relationship
Prior to the acquisition, the Group had two existing contractual relationships with Hamilton whereby the Group acted as liquidity provider under an ISDA agreement, as well as a revolving credit facility arrangement in place at date of acquisition.  Both pre-existing relationships were deemed to be settled at the point of acquisition and are included as part of the total consideration offered as part of the business combination.
Non-controlling interest
Hamilton has five direct subsidiaries of which three are not fully owned at the date of acquisition, resulting in non-controlling interest being recognized, as detailed within the at-acquisition table above.
Non-controlling interest is measured at their proportionate share of the value of the net identifiable assets acquired.
Acquisition of additional interest
On 1 October 2025, the Group acquired a further interest in one of the subsidiaries, Birchstone
Markets Limited ("Birchstone"), reducing the value of non-controlling interests in this entity from 49.9% to
13.0% since acquisition. The consideration of $6.6m was paid in cash. In addition to the cash consideration, the sellers will be paid deferred compensation totaling $3.9m in two equal instalments on 1
October 2026 and 1 October 2027, provided that they remain in the employment of the Group on these dates. The impact of the acquisition of the additional interest, as presented within the Statement of the
Changes in Equity, is as follows:

$m
Cash consideration paid to non-controlling shareholders	6.6
Carrying value of the additional interest	(4.3)
Difference recognized in retained earnings	2.3
(d) Acquisition of Agrinvest Commodities
On 1 July 2025, the Group completed the acquisition of the fully issued share capital of Agrinvest
Commodities ("Agrinvest"), a Brazilian agricultural commodities business. This acquisition broadens the
Group's operations in the Americas and introduces new capabilities and clients. Agrinvest Commodities connects buyers and sellers in physical agricultural markets, such as corn and soybeans, and provides consulting support to help clients understand their hedging options and commercial strategies.
The preliminary consideration for this acquisition was a premium of $16.5m plus the estimated tangible net asset value, totalling a payment of $18.8m.
Trade and other receivables
Trade and other receivables mainly consist of amounts due from exchanges, clearing houses and other counterparties of $0.9m. The fair value and gross contractual amounts of trade and other receivables approximates their book value.
Acquisition related costs
Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $0.5m.

12      Business Combinations continued
Contribution to the Group's results
Agrinvest contributed revenue of $6.2m and a profit before tax of $1.1m to the Group's results for the period between the date of acquisition and the reporting date. If the acquisition had been completed on the first day of the financial year, Group revenue for the period would have increased by an additional
$5.0m and Group profit before tax would have increased by $1.7m.
Goodwill
The goodwill recognized on acquisition relates to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Agrinvest's workforce which cannot be separately recognized as an intangible asset.
(e) Acquisition of Winterflood Securities
On 1 December 2025, the Group acquired the fully issued share capital of Winterflood Securities,
("Winterflood"), an equity market maker based in the United Kingdom. The acquisition is expected to enhance Marex's existing UK cash equities business and is consistent with the Group's strategy to bring in new clients and new capabilities onto its platform.
The preliminary consideration for the acquisition consisted of the fixed premium of $19.8m, Loan
RCF $26.5m and the net asset value of $117.0m totalling this consideration to $163.3m.
Trade and other receivables
Trade and other receivables mainly consist of amounts due from exchanges and other counterparties of $1,079.0m. The fair value and gross contractual amounts of trade and other receivables approximates their book value.
Acquisition related costs
Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $3.0m.
Contribution to the Group's results
Winterflood contributed revenue of $7.0m and a profit before tax of $0.5m to the Group's results for the period between the date of acquisition and the reporting date. If the acquisition had been completed on the first day of the financial year, Group revenue for the period would have increased by an additional
$101.5m and Group profit before tax would have increased by $2.6m.
Goodwill
The goodwill recognized on acquisition relates to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Winterflood's workforce which cannot be separately recognized as an intangible asset.

12      Business Combinations continued
(f) Other
•During the year, the Group also made an acquisition of Edgemere Terminals Limited, resulting in the recognition of goodwill of $2.9m and a contribution to net cash outflow of $2.6m.
The Group undertook a number of business combinations during 2024. Total consideration was
$11.3m and the amount paid in cash in 2024 amounted to $11.3m. The following are the key acquisitions:

Acquisitions in 2024:	Pinnacle Fuel LLC	Dropet	ILS Brokers Limited
	$m	$m	$m
Cash consideration	4.0	2.0	5.3
Total consideration	4.0	2.0	5.3
Fair value of identifiable net assets:
Intangible assets	1.5	0.2	1.7
Property, plant and equipment	—	—	0.1
Right of use asset	—	—	0.2
Trade and other receivables	0.8	—	1.1
Cash and cash equivalents	—	—	0.3
Trade and other payables	(0.8)	—	(0.6)
Lease liability	—	—	(0.3)
Deferred tax liability	—	—	(0.3)
Total fair value of identifiable assets and liabilities	1.5	0.2	2.2
Goodwill / (bargain purchase)	2.5	1.8	3.1
(a) Acquisition of Pinnacle Fuel LLC
On 5 January 2024, the Group acquired all of the membership interests in Pinnacle Fuel LLC
('Pinnacle') from Empire Holdings Group LLC for the consideration noted below. Pinnacle is a physical oil trading business and has been purchased in order to facilitate the back-to-back oil trading business.
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
Contribution to the Group's results for the year ended 31 December 2024
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
Goodwill
The goodwill recognized on acquisition related to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Pinnacle's workforce which cannot be separately recognized as an intangible asset.

12      Business Combinations continued
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
Contribution to the Group's results for the year ended 31 December 2024
The asset acquisition of Dropet contributed $0.8m revenue and a profit before tax of $0.3m to the
Group’s results for the period between the date of acquisition and 31 December 2024. It is impracticable to determine the impact of the asset acquisition on the performance of the Group had it been acquired on the first day of the financial year owing to the financial information for the acquired assets not being maintained separately in the acquiree's records prior to the disposal date.
Goodwill
The goodwill recognized on acquisition related to expected growth and revenue synergies with the
Group's existing product and service offerings and the valuation of the workforce taken over which cannot be separately recognized as an intangible asset.
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
The net assets recognized in the financial statements for the year ended 31 December 2024 were based on a provisional assessment in line with the legal mechanisms of the share purchase agreement (SPA).
As per the SPA, both the buyer and seller had 120 days post completion, being 31 March 2025, to agree on the completion balance sheet. The finalization thereof has not resulted in any significant changes to the preliminary net assets as disclosed below, which are now final.
The final consideration for the acquisition thus consisted of the fixed premium of $4.5m and the net asset value of $0.8m totaling $5.3m as presented above.
Trade and other receivables
Trade and other receivables consist of trade receivables of $0.8m and other debtors of $0.3m. The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $0.8m.
Contribution to the Group's results for the year ended 31 December 2024
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
Acquisition related costs
Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $0.1m.

Goodwill
The goodwill recognized on acquisition related to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of ILS' workforce and brand which cannot be separately recognized as an intangible asset.

13      Goodwill

	2025	2024
	$m	$m
Cost
At 1 January	252.1	239.2
Additions during the year	60.6	12.9
Cost at 31 December	312.7	252.1
Impairment losses at 1 January	(75.6)	(75.6)
Foreign currency translation adjustment (CTA)	0.3	—
Net book value at 31 December	237.4	176.5
(a) Goodwill Allocation
During the year, the Group refined the way certain businesses are managed and monitored, including how strategic decisions are made. This required adjustments to internal management reporting and led to an updated view of the CGUs for IAS 36 impairment purposes, including for the purpose of allocating goodwill. This ensured alignment with the way performance is being tracked internally.
Consequently as part of the reorganization, the goodwill was reallocated to the post reorganization CGUs based on the relative fair values approach derived from revenue splits.
Previously, goodwill allocation was primarily based on the legal entity acquired at the time of acquisition.
The table below outlines how the new CGU allocations align to the cash generating units as presented in the Group's 2024 Annual Report and Accounts, including business acquisitions prior to the re-organization:

13      Goodwill continued

Group Goodwill by CGU
	31 December 2025		31 December 2024
CGU (New Allocations)	$m	CGU (Allocations as at 31 December 2024)	$m
Capital Markets	26.3	OTCex	13.0
		Volcap Trading Partners Limited	7.8
		Cowen's Prime Services and Outsourced Trading Business	5.5
Agriculture	15.0	Agriculture	11.4
		Rosenthal Collins Group[1]	10.5
USA Clearing	6.9
UK Clearing	3.3	ProTrader	3.3
I.L.S. Brokers Limited	3.1	I.L.S. Brokers Limited	3.1
X-Change Financial Access LLC	6.1	X-Change Financial Access LLC	6.1
Energy	90.1	Energy	86.3
		Dropet	1.8
		Marex Spectron Europe Limited	2.0
CSC Commodities UK Limited	20.6	CSC Commodities UK Limited	20.6
Physical Metals	4.6	Recycled Metals	4.6
Arfinco S.A.	0.5	Arfinco S.A.	0.5
	176.5		176.5
Goodwill arising from 2025 acquisitions[2]
CGU Allocation
Aarna Capital Limited	31.7
Physical Metals	2.9
Hamilton Court	8.8
Agrinvest	12.6
Winterflood[4]	4.6
Foreign currency translation adjustment (CTA)[3]	0.3
Total goodwill as at 31 December	237.4	Total goodwill as at 31 December	176.5
1.Goodwill allocated to the Rosenthal Collins Group CGU was allocated to the Agriculture and USA Clearing CGUs using the relative value method based on revenue, in accordance with IAS 36. Of the total Rosenthal Collins Group goodwill of $10.5m, $3.6m was allocated to Agriculture and $6.9m to USA Clearing.
2.Represents new acquisitions during the year. Refer to note 12 "Business Combinations".
3.The movement in goodwill includes foreign currency translation adjustments of $0.3m arising on the translation of goodwill allocated to foreign operations.
4.This excludes the Winterflood Business Services ("WBS") goodwill.
The allocation of goodwill to each CGU represents the lowest level at which the goodwill is monitored for internal management purposes.
(b) Goodwill impairment testing
The Group performs the annual impairment test as at 1 October each year. Between annual tests, the Group reviews each CGU for impairment triggers that could adversely impact the valuation of the
CGU and, if necessary, undertakes additional impairment testing. In assessing whether an impairment is required, the carrying value of the CGU is compared with the recoverable amount, which is determined by calculating both the fair value less cost of disposal (‘FVLCD’) and the value in use (‘VIU’). The higher of these two amounts is compared with the carrying value of the CGU. If either the VIU or the FVLCD is higher than the carrying value, no impairment is necessary.
No impairment arose as a result of the annual impairment testing over goodwill during the year or the prior year.
As at 31 December 2025, the review of the indicators of impairment did not require any impairment.

13      Goodwill continued
(c) Key assumptions
•The fair value less cost of disposal is determined by applying a price earnings multiple to the post-
tax earnings of each CGU arising in the period and for the effect of any organizational changes to the CGU. The price earnings multiples applied are derived from comparable peer companies.
•Comparable peers are those against whom our stakeholders evaluate our performance, whilst the price earnings multiples are obtained from third party market data providers.
The provision of data from third party data sources, such as Bloomberg, would suggest that this data and therefore any valuation conducted using this data would contain only observable market data. However, management applies a level of judgment in the application of this data and in determining the price earnings multiple.
•In assessing the VIU, a discounted cash flow model is used covering a 5 year projected period, which drives the valuation of the CGUs. VIU was calculated using post-tax discount rates and post-tax cash flows. An equivalent pre-tax discount rate was determined and has been presented in the table below. Future projections are based on the most recent financial projections considered by the Board of Directors as at the valuation date, or where lower, the annualized actual results applicable at the date of the test which are used to project post-tax cash flows for the next 5 years. After this period, a steady cash flow is used to derive a terminal value for the
CGU.
•The stable terminal growth rate for each CGU has been assessed on a standalone basis taking into account market and company expectations for each unit which are summarized as follows:
•Energy and Agriculture have been forecast using a terminal growth rate of nil%
owing to voice brokerage not expected to be a growth business in the long term.
•All other CGUs are expected to grow at 2% which is in line with the long-run sustainable growth rate and inflation target across economies in which the Group operates.
•During 2024, the stable terminal growth rate of all CGUs was expected to be 2%
with the exception of Energy and Agriculture at nil% as described above.
•Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of assets not already incorporated in cash flow estimates. The discount rate calculation is based on the market assessment of the weighted average cost of capital derived from observable inputs at the valuation date.
•Revenue is expected to grow by 3% in years 1 and 2 for all CGUs, in line with global growth forecasts, then to stabilize at between 0% and 2% in years 3 and 5 based on CGU specific management forecasts. In combination with this total direct costs are expected to grow by 4.0%
over the first 2 years of the 5-year projected period for all CGUs in line with the global headline inflation forecast before also stabilizing at between 0-2% for the remaining term based on management's individual CGU forecasts.

13      Goodwill continued
The recoverable amount of each CGU has been based on its VIU and the following inputs represent key assumptions for each CGU in 2025:

CGU	Pre-tax valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Terminal value growth rate	Breakeven terminal value growth rate	Valuation cost growth rate	Breakeven cost growth rate
Energy	12.9%	71.3%	1.2%	(13.9%)	—%	n.m1	1.6%	21.9%
CSC Commodities UK Limited	12.0%	16.2%	2.4%	(1.5%)	2.0%	(4.9%)	2.8%	9.7%
Agriculture	12.8%	13.4%	1.2%	1.1%	—%	(0.9%)	1.6%	2.4%
Physical Metals	12.0%	14.1%	2.4%	(0.1%)	2.0%	(1.3%)	2.8%	8.3%
UK Clearing	11.9%	62.7%	2.4%	(16.6%)	2.0%	n.m1	2.8%	29.6%
USA Clearing	12.2%	52.5%	2.4%	(15.1%)	2.0%	n.m1	2.8%	28.2%
Arfinco S.A	12.9%	13.1%	2.4%	2.4%	2.0%	1.8%	2.8%	3.4%
Capital Markets	12.2%	44.8%	2.4%	(10.4%)	2.0%	n.m1	2.8%	20.2%
I.L.S. Brokers Limited	14.0%	21.1%	2.4%	(1.8%)	2.0%	(12.4%)	2.8%	8.6%
X-Change Financial Access LLC	12.3%	15.9%	2.4%	1.3%	2.0%	(3.7%)	2.8%	4.4%
Aarna Capital Limited	12.2%	24.4%	2.4%	(9.1%)	2.0%	(31.0%)	2.8%	25.0%
Hamilton Court	13.1%	27.1%	2.4%	(2.9%)	2.0%	(42.5%)	2.8%	9.9%
Agrinvest	17.0%	17.4%	2.4%	2.1%	2.0%	1.3%	2.8%	3.7%
1.n.m.not meaningful.
The following inputs represent key assumptions for each CGU in 2024:

CGU	Pre-tax valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Breakeven terminal value growth rate	Valuation cost growth rate	Breakeven cost growth rate
Energy	12.3%	20.8%	1.2%	(4.8%)	(19.4%)	2.0%	12.2%
CSC Commodities UK Limited	12.3%	27.2%	2.4%	(5.2%)	(49.2%)	3.2%	13.7%
Agriculture	12.7%	40.7%	1.2%	(10.9%)	n.m1	2.0%	20.1%
Volatility Performance Fund S.A.	—%	—%	—%	—%	—%	—%	—%
Rosenthal Collins Group	11.6%	17.9%	2.4%	(0.9%)	(9.4%)	3.2%	7.8%
Volcap Trading Partners Limited	11.3%	12.4%	2.4%	1.4%	0.4%	3.2%	5.1%
X-Change Financial Access LLC	11.6%	15.2%	2.4%	0.7%	(3.8%)	3.2%	5.6%
Recycled Metals	10.3%	40.6%	2.8%	(13.9%)	n.m1	3.2%	28.4%
ProTrader	12.3%	59.0%	2.4%	(2.2%)	n.m1	3.2%	8.5%
Marex Spectron Europe Limited	9.8%	41.2%	1.2%	(7.1%)	n.m1	2.0%	16.3%
Arfinco S.A.	10.9%	11.7%	2.4%	1.8%	0.9%	3.2%	4.3%
OTCex SA Group	10.7%	26.7%	2.8%	(3.1%)	(53.1%)	3.2%	10.8%
Cowen's Prime Services and Outsourced Trading Business	11.9%	12.9%	2.8%	2.5%	0.6%	3.2%	3.9%
1.n.m.not meaningful.
2.This table does not include Dropet and ILS because these businesses were acquired after the annual impairment test. The associated goodwill was reviewed for indicators of impairment as at 31 December 2024.
The impact on future cash flows resulting from falling growth rates does not reflect any management actions that would be taken.

14      Discontinued operations and assets held for sale
On 1 December 2025 the Group completed the acquisition of Winterflood Securities Limited
("Winterflood"), a UK equity market maker. At the same time, the Group entered into a conditional agreement to dispose of Winterflood Business Services (“WBS”), a custody and outsourced dealing services business to Epiris Fund III.
WBS contributed a loss before tax of $0.2m to the Group's results for the period between the date of acquisition and the reporting date.
Classification as held for sale
At the acquisition date, the disposal of WBS was highly probable, subject only to customary regulatory and non-regulatory approvals, with completion expected in the second quarter of 2026.
Management was actively pursuing the sale and it was highly probable that the criteria for immediate sale will be met within a short period following acquisition. Accordingly, WBS met the criteria to be classified as a disposal group held for sale at the acquisition date in accordance with IFRS 5.
The assets and liabilities of WBS have therefore been presented separately in the consolidated statement of financial position as assets held for sale and liabilities directly associated with assets held for sale.
Cashflows of discontinued operations
As WBS was classified as held for sale at the acquisition date, a statement of cash flows for the discontinued operation is not required and has therefore not been presented.
Presentation and disclosure exemptions
As WBS was classified as held for sale at the acquisition date, it constitutes a newly acquired subsidiary held for sale. Accordingly, IFRS 5 does not require an analysis of the results of the discontinued operation to be presented, and therefore no such analysis has been provided.

14      Discontinued operations and assets held for sale
The following table details the assets and related liabilities classified as held for sale as at 31
December 2025. There were no assets and related liabilities classified as held for sale as at 31 December
2024.

2025
$m
Assets classified as held for sale
Current assets
Trade and other receivables	338.0
Cash and cash equivalents[2]	13.5
Total current assets	351.5
Non current assets
Goodwill	2.9
Intangibles	2.2
Property, plant and equipment	0.1
Right of use asset	0.2
Investments	0.5
Total non current assets	5.9
Total assets classified as held for sale[1]	357.4
Liabilities classified as held for sale
Trade and other payables	294.6
Lease Liability	0.2
Total liabilities classified as held for sale[1]	294.8

Net assets classified as held for sale[1]	62.6
1.In addition to the assets and liabilities classified as held for sale, as disclosed above, as at 31 December 2025 WBS had intra-group settlement balances with Winterflood
Securities Limited of $10.4m receivables and $37.2m payables.  As these balances are intra-group in nature, and are fully eliminated on consolidation,  they are not presented in the consolidated statement of financial position or in the disclosure above.
2.As required by the UK FCA’s Client Asset Sourcebook, balances maintained on behalf of clients with banks in segregated accounts totalling $212.9m are not included in the
WBS statement of financial position and therefore are not included as Assets classified as held for sale.

15      Intangible Assets

	Customer Relationships[1]	Brands	Software	Total
	$m	$m	$m	$m
Cost
At 1 January 2024	49.6	2.1	29.5	81.2
Additions on acquisitions	3.1	0.3	—	3.4
Additions	—	—	8.2	8.2
Disposals	(0.3)	—	—	(0.3)
At 31 December 2024	52.4	2.4	37.7	92.5
Additions on acquisitions[2]	37.4	3.1	8.5	49.0
Additions	—	—	6.7	6.7
Disposals	—	—	(0.1)	(0.1)
At 31 December 2025	89.8	5.5	52.8	148.1

Impairment provisions and amortization
At 1 January 2024	5.4	0.1	19.7	25.2
Charge for the year	5.2	0.3	5.3	10.8
Disposals	—	—	—	—
At 31 December 2024	10.6	0.4	25.0	36.0
Charge for the year	6.8	0.3	7.1	14.2
Disposals	—	—	(0.1)	(0.1)
At 31 December 2025	17.4	0.7	32.0	50.1

Net book value
At 31 December 2025	72.4	4.8	20.8	98.0

At 31 December 2024	41.8	2.0	12.7	56.5
1.Customer relationships, with a net book value of $72.4m (2024: $41.8m), mainly relate to the acquisitions of Aarna Capital $17.5m (2024: $nil), Volcap $3.1m (2024: $3.7m),
Agrinvest Commodities $5.3m (2024: $nil), Eagle Commodities $3.8m (2024: $4.3m), Cowen's Prime Service and Outsourced Trading Business $19.2m (2024: $21.5m) and
Hamilton Court $10.3m (2024: $nil). The remaining amortization periods are 9.25 years for Aarna Capital, 5.75 years for Volcap, 9 years for Agrinvest Commodities, 7.4 years for Eagle Commodities, 8 years for Cowen's Prime Service and Outsourced Trading Business and 7.0 years for Hamilton Court.
2. This excludes the Winterflood Business Services ("WBS") intangibles (see note 14).
Intangible assets are recognised when it is probable that future economic benefits attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. Intangible assets are initially measured at cost and subsequently measured at cost less accumulated amortisation and any accumulated impairment losses. All intangible assets have finite useful lives and are amortised on a straight-line basis over their estimated useful lives.
The Group reviews all intangible assets for indicators of impairment as at 31 December each year.
Both internal and external sources of information are considered when assessing whether indications exists that an asset may be impaired.
As at 31 December 2025, an impairment trigger was identified when assessing expected cash flows relating to acquired customer relationships, which resulted in the carrying amount thereof being tested for impairment. The results of the impairment test are detailed below.
The recoverable amount of the intangible was based on the asset's value in use which exceeded its recognized carrying amount thus no impairment recognized.

15      Intangible Assets continued
The value in use was calculated over the remaining useful life of the intangible. The useful life of the intangible was determined at acquisition based on historical customer attrition rates. The revenue and cost forecast horizon used in the value in use model is aligned to the useful life. The estimated useful life of Prime Brokerage and Outsourced Trading customers was 10 and 7 years respectively. The compensation costs are forecast to maintain a consistent payout ratio to 2025 of 60.32%.
The discount rate used in the value in use model was provided by management's expert valuation specialist for use in the IAS 36 value in use models and has been applied to the intangible asset given the alignment of risk characteristics between the acquired client cash flows and the wider business in which those clients are serviced.
The following inputs represent key assumptions used to determine the value in use:

	Pre-tax valuation discount rate	Breakeven discount rate	Compensation payout ratio	Breakeven compensation payout ratio
Customer Relationships	27.0%	27.1%	60.3%	60.3%
16      Property, Plant and Equipment

	Leasehold improvements	Computer equipment	Furniture, fixtures and fittings	Total
	$m	$m	$m	$m
Cost
At 1 January 2024	18.1	28.8	8.5	55.4
Additions on acquisitions	—	0.1	—	0.1
Additions	5.6	5.0	1.1	11.7
Disposals	(0.1)	(0.1)	(0.1)	(0.3)
At 1 January 2025	23.6	33.8	9.5	66.9
Additions on acquisitions	7.0	0.9	1.9	9.8
Additions	4.8	6.7	1.5	13.0
Disposals	(3.6)	(0.2)	(2.2)	(6.0)
Foreign currency translation adjustment	0.3	—	—	0.3
At 31 December 2025	32.1	41.2	10.7	84.0

Depreciation
At 1 January 2024	8.3	24.7	5.8	38.8
Charge for the year	2.5	3.9	0.9	7.3
At 1 January 2025	10.8	28.6	6.7	46.1
Charge for the year	3.5	5.1	1.3	9.9
Disposals	(3.6)	(0.2)	(2.2)	(6.0)
At 31 December 2025	10.7	33.5	5.8	50.0
Net book value
At 31 December 2025	21.4	7.7	4.9	34.0
At 31 December 2024	12.8	5.2	2.8	20.8

16      Property, Plant and Equipment
Property, plant and equipment is measured at cost less accumulated depreciation and impairment.
Depreciation of property, plant and equipment begins when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset’s estimated useful life. The estimated useful economic lives of the Group’s property, plant and equipment are:

Leasehold improvements	over the remaining length of the lease or 5 years straight-line, where appropriate
Computer equipment and other hardware	2 to 5 years straight-line
Furniture, fixtures and fittings	2 to 5 years straight-line
17      Investments
(a) Investments

	2025	2024
	$m	$m
Cost
At 1 January	24.0	16.2
Additions	3.0	5.1
Revaluation of investments held at FVTOCI	(0.9)	3.4
Change in value of investments held at FVTPL	2.4	—
Disposals	—	(0.7)
At 31 December	28.5	24.0

Listed investments	10.5	12.6
Unlisted investments	18.0	11.4
At 31 December	28.5	24.0
Fair value through other comprehensive income (OCI)
Strategic investments are classified as fair value through OCI if they are considered to support the
Group's revenue generating capabilities rather than being held for trading. All other investments are classified as fair value through profit or loss.
Investments classified as fair value through OCI mainly comprise the following:
–Shares and seats held in clearing houses which are deemed relevant to the Group’s trading activities and are classified as FVTOCI financial assets and recorded at fair value, with changes in fair value reported in equity within the revaluation reserve. The fair value for these investments is based on valuations as disclosed in note 34.
–A 1.2% stake in Key Carbon Limited ("Key Carbon") which sources and finances carbon credit projects and provides ongoing governance, monitoring and operational support to ensure its projects are held to the highest quality and integrity standards. The investment provides Marex with access to a wider carbon client base as well as future streams of carbon credits which will grow the environmentals business and support clients through the low carbon transition. As the Group has a minority stake without significant influence and it is not held for trading, the equity investment in Key
Carbon is accounted for as an investment in equity designated at FVTOCI.
–During 2025 the Group purchased a minority stake in Ruminant Biotech (“RBT”), a New Zealand-
based business that has developed technology to reduce methane emissions from pasture-based livestock. Marex’s investment in RBT aligns with its strategy to grow its environmental business and allows it to access a new stream of carbon credits and potentially tap into a wider carbon client base.

As the Group has a minority stake without significant influence and it is not held for trading, the equity investment in RBT is accounted for as an investment in equity designated at FVTOCI.

18 Treasury instruments (unpledged and pledged) and Treasury instruments (pledged)
and assets held under agreements to sell (repledged)
(a) Treasury instruments (unpledged) current and non-current

	2025	2024
	$m	$m
Treasury instruments (non-current)	83.1	53.5
Treasury instruments (current)	138.5	556.2
	221.6	609.7
As at 31 December 2025, the Group held $221.6m (2024: $609.7m) of Treasury instruments
(unpledged) consisting of  $138.5m  classified as current, as the bonds underlying the instruments will mature prior to 31 December 2026, and $83.1m classified as non-current, as the underlying bonds will mature beyond 31 December 2026.  The final maturity of the non-current Treasury instruments is 15 May
2028.
(b) Treasury instruments (pledged) non-current

	2025	2024
	$m	$m
Treasury instruments (non-current)	319.9	46.1
	319.9	46.1
Treasury instruments (pledged as collateral) non-current comprise U.S. Treasury securities and agency bonds. These instruments are pledged to exchanges and central clearing counterparties to reduce cash margin requirements. Instruments classified as non-current are those for which the underlying bonds mature beyond 31 December 2026 (final maturity date is by 10 October 2028).
Financial instruments pledged in this manner are subject to the specific terms and conditions set out in the agreements with each counterparty. Typically, while a U.S. Treasury security is pledged to a counterparty, the Group is restricted from selling or transferring that instrument and from granting any third-party rights over it, including using it as collateral for further financing arrangements.
(c) Treasury instruments (pledged) and assets held under agreements to sell (repledged) current

	2025	2024
	$m	$m
Reverse repurchase agreements	2,618.9	1,708.3
Treasury instruments	877.9	1,204.6
	3,496.8	2,912.9
Treasury instruments (pledged) and assets held under agreements to sell (repledged) comprise
Treasuries and reverse repurchase agreements which have been pledged or repledged as collateral.
Reverse repurchase agreements reflect the cash leg of secured lending arrangements in which the underlying Treasury securities borrowed have been pledged to exchanges and central clearing counterparties. Treasury instruments (pledged as collateral) comprise U.S. Treasury securities and agency bonds. These instruments are pledged to exchanges and central clearing counterparties in order to reduce cash margin requirements.
These assets are presented together in this note because they arise from the same business model: client cash is invested in instruments that can be pledged to an exchange and central clearing counterparty. As the business model and the basis of measurement for these assets are consistent, and as the assets are similar in nature and function, their combined presentation is considered appropriate in accordance with IAS 1.
Financial instruments pledged in this manner are subject to the specific terms and conditions set out in the agreements with each counterparty. Typically, while a U.S. Treasury security is pledged to a counterparty, the Group is restricted from selling or transferring that instrument and from granting any third-party rights over it, including using it as collateral for further financing arrangements.
Treasury instruments (pledged) and assets held under agreements to sell (repledged) comprise instruments with a maturity prior to 31 December 2026.
(d) Unpledged and pledged non-current/current analysis

	2025	2024
	$m	$m
Treasury instruments (non-current)	403.0	99.6
Treasury instruments (current)	138.5	556.2
Treasury instruments (pledged) and assets held under agreements to sell (repledged) - (current)	3,496.8	2,912.9
	4,038.3	3,568.7

19      Equity Instruments
Equity instruments are purchased primarily to facilitate the Group's product offerings within the following Business Segments:
•Agency and Execution: The Group purchases equity instruments to facilitate the Group's
Securities Lending and Securities Based Swap product offerings and to facilitate counterparty requirements.
•Hedging and Investment Solutions: The Group purchases equity instruments to hedge the economic exposure arising from its Hedging and Investment Solutions product offering. This includes the Group's issued debt and over-the-counter derivatives undertaken with the Group's clients where equities are the underlying risk.

	2025	2024
	$m	$m
Equity instruments (unpledged)	586.9	231.4
Equity instruments (pledged as collateral)	6,337.2	4,446.6
	6,924.1	4,678.0
20      Inventory

	2025	2024
	$m	$m
Cryptocurrency - Trading	46.8	6.9
Carbon emission certificates and credits - Trading	8.8	6.5
Warranted metals - Trading	166.1	—
Recyclable scrap metals	85.5	22.4
Minor metals	112.9	—
Precious metals	63.6	—
Total inventories at fair value less cost to sell	483.7	35.8
All inventories are held at fair value less cost to sell.
The Group economically hedges its exposure to cryptocurrencies and hence the Group's net exposure to market risk has not been material to our operations for the periods presented. As at 31
December 2025, the Group’s overall net market risk exposure to cryptocurrencies was $0.5m (2024:
$1.1m). As at 31 December 2025, the Group had pledged $39.6m of the cryptocurrency balance as collateral (2024: $nil). The fair values of cryptocurrencies held as assets are determined based on quoted market prices and are classified as a level 1 valuation.
Carbon emission certificates and credits comprise EU allowance certificates (EUA) and Solar renewable energy certificates (RECs) which are held to trade and the fair value is based on quoted market prices and classified as a Level 1 valuation under the fair value hierarchy.
The Group's metals inventory comprises the following:
•Warranted metals are those where the Group holds title and warrant and which are lodged and stored with an exchange. The majority of these warranted metals consists of precious metals. The fair value is determined by using a suitable, observable proxy and is classified as a Level 2 valuation.
•Recyclable scrap metals are those which the Group has title over and which are in transit from the supplier to the customer. The vast majority of recyclable scrap metals consists of non-ferrous metals and comprises various grades of copper (including brass), aluminium and lead. The fair value for recyclable scrap metals is determined based on quoted metal prices, which are discounted for grade and location where appropriate, and is classified as a Level 2 valuation.

•Minor metals are those where the Group has title over and are either stored in London Metal
Exchange and Minor Metals Trade Association approved warehouses or in transit between warehouses and trading counterparties.  The vast majority of the inventory consists of various grades/alloys of cobalt, lithium and other battery metals. The fair value is determined based on quoted metal prices which are adjusted for differing grades and is classified as a Level 2 valuation.
•Precious metals are those where the Group holds title and which are either warehoused or in transit. The fair value is determined based on quoted exchange prices. The fair value is determined based on quoted exchange prices, and is classified as a Level 1 valuation.
The fair value movements charged to profit and loss are as follows:

	Cost	Fair value movement	Inventory
	2025	2025	2025
	$m	$m	$m
Cryptocurrency - Trading	56.5	(9.7)	46.8
Carbon emission certificates and credits - Trading	8.8	—	8.8
Warranted metals - Trading	128.0	38.1	166.1
Recyclable scrap metals	81.5	4.0	85.5
Minor metals	80.8	32.1	112.9
Precious metals	38.4	25.2	63.6
	394.0	89.7	483.7

	Cost	Fair value movement	Inventory
	2024	2024	2024
	$m	$m	$m
Cryptocurrencies	8.9	(2.0)	6.9
Carbon emission certificates and credits	6.5	—	6.5
Recyclable scrap metals	22.6	(0.2)	22.4
	38.0	(2.2)	35.8
21      Fixed Income Securities
Fixed income securities comprise corporate bonds held primarily by the Group's Agency and
Execution segment to realize value through the crystallization of the spread between buying and selling.

	2025	2024
	$m	$m
Fixed income securities (unpledged)	16.0	87.7
Fixed income securities (pledged)	82.4	—
	98.4	87.7

22      Debt Securities

	2025	2024
	$m	$m
Financial Products Program	4,226.1	2,667.4
Tier 2 Program	0.9	7.2
EMTN Program	382.0	333.4
Senior Note Program	1,112.6	596.5
	5,721.6	3,604.5
Hedging and Investment Solutions: Financial Products Programs
In 2018 and September 2021, we launched our Structured Notes Program and Public Offer
Program (together, the 'Financial Products Programs'), respectively, which are at the core of our Financial
Products business. The Financial Products business is part of our Hedging and Investment solutions segment and provides our clients with a broad range of structured investment products (the 'Structured
Notes') and represents a way to diversify our sources of funding and to reduce the utilization of our revolving credit facilities. The Financial Products business allows investors to build their own Structured
Notes across numerous asset classes, including commodities, equities, foreign exchange, digital assets and fixed income products.
Under the Financial Products Program, the Company and Marex Financial (a subsidiary) may issue warrants, certificates or notes, including auto callable, fixed, stability and capital linked notes with varied terms. As at 31 December 2025, the fair value of the Group's debt securities issued under the Financial
Products Program was $4,226.1m (2024: $2,667.4m), with an average expected maturity of 15 months
(2024: 17 months) however some of those debt securities issued include early redemption clauses exercised at the election of the investor if the underlying conditions are met. The average imputed interest rate of the notes was 5.8% (2024: 6.4%). These notes are designated at fair value through profit and loss.
Tier 2 Program
Under the Tier 2 Program, Marex Financial may issue subordinated notes including fixed or floating rate, zero coupon, share or index linked notes with varied terms that qualify as Tier 2 Capital.
The Tier 2 Program has been approved by the Vienna Stock Exchange and the Tier 2 Notes are
listed on the Vienna Multilateral Trading Facility. As at 31 December 2025, the Group had $0.9m (2024:
$7.2m) of debt securities issued under the Tier 2 Program with an average maturity of 21 months (2024:
14 months) and an average interest rate of SOFR plus 643 basis points (2024: SOFR plus 643 basis points). In November 2025, $6.3m of the Group's Tier 2 notes matured and were not replaced.
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
In February 2023, the Company issued senior fixed rate notes due 2 February 2028 in the amount of €300m for net proceeds of €298.5m at an interest rate of 8.375%. As at 31 December 2025, the Group had $382.0m (2024: $333.4m) of debt securities issued under the EMTN Program with an average maturity of 25 months (2024: 37 months) and an average interest rate of 8.375% (2024: 8.375%). These

EMTN notes are designated in a fair value hedging relationship for interest rate risk. The EMTN Program and the EMTN Notes are listed on the Vienna Multilateral Trading Facility of the Vienna Stock Exchange.
Senior Note Program
In October 2024, the Company filed a Form F-1 Registration Statement with the SEC to offer, on a continuous basis, up to $700.0m in aggregate principal amount (or the equivalent thereof if any other currency) of senior notes due nine months or more from date of issue (the “F-1 Program”) and, in May
2025, the Company filed a Form F-3 Registration Statement with the SEC under which we can offer senior debt securities, subordinated debt securities and contingent capital securities (the “F-3 Program”).
The senior notes issued under these programs represent direct, senior and unsecured obligations and rank pari passu with other senior unsecured indebtedness. The Senior Notes program contains certain customary events of default and optional redemption, and the Company has provided certain customary undertakings, such as restricting the creation of security over the Company’s and the Company’s subsidiaries’ assets. The Senior Notes are listed on the Vienna Multilateral Trading Facility of the Vienna
Stock Exchange.
In October 2024, the Company completed an offering under the Senior Notes Program of 5-year senior fixed rate notes due 4 November 2029 totaling $600.0m for net proceeds of $596.7m at an interest rate of 6.404%
During May 2025, the Company completed a further offering of 3-year senior fixed rate notes due 8
May 2028 totaling $500.0m  for net proceeds of $498.3m at an interest rate of 5.829%.
As at 31 December 2025, the Group had $1,112.6m  (2024: $596.5m) of debt securities issued under the Senior Note Program with an average maturity of 37 months (2024: 58 months) and an average interest rate of 6.1% (2024: 6.4%).
The notes issued under the Senior Note Program are designated in a fair value hedging relationship for interest rate risk. Refer to note 23 for further detail.
In addition to the above debt programs, the Company issued Additional Tier 1 (AT1) securities which are accounted for as equity instruments and disclosed in note 31.
Cashflow classification
Cash flows from operations includes the movement of debt securities except for debt securities issued under the Tier 2 Program and are presented within the section labelled working capital. Debt securities have been split into those that represent revenue producing activities and are part of the ongoing operations of the Group which include Financial Products Program, EMTN Program and the
Senior Notes Programs. Tier 2 securities qualify as Tier 2 Capital and therefore are presented as cash flows from financing activities given the nature of the instruments are capital in nature.

23      Derivative Instruments
The Group enters into derivative financial instruments to facilitate client trading activity and to manage exposures arising from its own balance sheet. Derivatives are initially recognized and subsequently measured at fair value and are classified as held for trading unless designated in qualifying hedge accounting relationships in accordance with IFRS 9.
The Group applies hedge accounting where the hedging relationship meets the qualifying criteria, including the existence of an economic relationship between the hedging instrument and the hedged item and where hedge effectiveness can be reliably measured.
Derivative assets and derivative liabilities comprise the following:

	Financial assets		Financial liabilities
	2025	2024	2025	2024
	$m	$m	$m	$m
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:
Synthetic equity swap	190.0	243.3	—	—
Agriculture contracts	163.5	296.7	163.2	221.5
Energy contracts	106.2	83.3	102.8	53.0
Foreign currency contracts	1,124.2	204.9	997.7	259.1
Precious metal contracts	7.8	1.3	17.2	3.9
Credit contracts	3.7	2.2	15.1	9.6
Metals contracts	15.9	3.2	26.3	3.1
Equity contracts	526.9	233.5	769.6	65.2
Crypto contracts	2.8	13.7	7.2	16.1
Rates contracts	128.0	55.6	134.7	62.8
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency contracts	24.9	0.1	—	24.2
Rates contracts	46.4	25.7	20.0	33.2
	2,340.3	1,163.5	2,253.8	751.7
Hedge accounting derivatives
The Group applies hedge accounting to manage interest rate and foreign exchange risks. Further details of how these risks arise and how they are managed by the Group can be found in Note 35.
Cash flow hedge
a) Foreign Currency Risk
The associated gains and losses on derivatives that are used to hedge GBP commitments are recognized in other comprehensive income and will be recycled when the anticipated commitments take place and included in the initial cost of the hedged commitments.

23      Derivative Instruments continued
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
The Group’s risk management strategy is to reduce the volatility in the Group’s interest receipts owing to changes in the short term reference rate for the Group’s short term deposits. As such, management monitors the reference rates to ensure that any adverse changes in the reference rate does not adversely affect the Group’s earnings. During 2024, to hedge against future perceived interest rate headwinds, the Group entered into a series of interest rate swaps in USD and EUR to ensure a smoother profile of interest rate returns. Further hedges were added during 2025. The Group has designated certain interest rate swaps as hedging instruments and the associated gains and losses on the interest rate swaps hedging future interest cash flows are recognized in other comprehensive income.
The following table details the maturity analysis of the derivatives hedge instruments designated in cash flow hedging relationships per notional value and by hedged risk:

	2025
	Maturity analysis per notional
	Less than 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total
	$m	$m	$m	$m	$m
Hedged Risk
Foreign currency	35.5	63.0	5.5	—	104.0
Interest rate	100.0	547.0	2,640.9	—	3,287.9
	135.5	610.0	2,646.4	—	3,391.9

	2024
	Maturity analysis per notional
	Less than 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total
	$m	$m	$m	$m	$m
Hedged Risk
Foreign currency	63.8	92.6	—	—	156.4
Interest rate	—	441.4	2,020.0	—	2,461.4
	63.8	534.0	2,020.0	—	2,617.8
As at 31 December 2025, the aggregate amount of gains/(losses) under foreign exchange forward contracts and interest rate contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a gain of $1.2m and a gain of $11.3m  respectively (2024: $1.8m loss and $24.6m loss; 2023:$2.9m gain and $nil). It is anticipated that these commitments will become due monthly over the course of the maturity analysis note above, at which time the amount deferred in equity will be recycled to profit and loss.

23      Derivative Instruments continued
The following table details the cash flow hedge relationships by hedged risk as at 31 December
2025 and 2024 is as follows:

	2025
	Hedging instrument					Hedged item	Ineffectiveness
	Carrying amount				Change in fair value used to calculate hedge ineffectivene ss	Gain/(loss) recognized in OCI	Ineffectiveness (loss) recognized in the income statement	Income statement presentation
	Notional amount[1]	Asset	Liability	Balance Sheet presentation
	$m	$m	$m		$m	$m	$m
Hedged Risk
Foreign currency	104.0	1.3	(0.1)	Derivative instruments	3.0	(3.0)	—	Other expenses
Interest rate	3,287.9	12.7	(1.4)		15.2	(15.2)	—	Net Interest Income
	3,391.9	14.0	(1.5)		18.2	(18.2)	—

	2024
	Hedging instrument					Hedged item	Ineffectiveness
	Carrying amount				Change in fair value used to calculate hedge ineffectivene ss	Gain/(loss) recognised in OCI	Ineffectiveness (loss) recognised in the income statement	Income statement presentation
	Notional amount[1]	Asset	Liability	Balance Sheet presentation
	$m	$m	$m		$m	$m	$m
Hedged Risk
Foreign currency	156.4	0.1	(1.9)	Derivative instruments	(5.1)	5.1	—	Other expenses
Interest rate	2,461.4	1.5	(26.1)		6.4	(6.4)	—	Net Interest Income
	2,617.8	1.6	(28.0)		1.3	(1.3)	—
1.The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
There is 1 (2024: 1) foreign currency risk cash flow hedge with an average forward contract of
1.3313 (2024: 1.2663) across the relationships and 3 (2024: 3) interest rate risk cash flow hedges with an average forward rate of 3.46% (2024: 3.51%) across the relationships.
Fair value hedge
As part of the Group's management of market risk exposures, the following fair value hedges were in place as at 31 December 2025 and 2024:
•An interest rate swap and a cross currency swap agreement in place with a notional amount of
€300.0m whereby the Group receives SOFR + 6.1% and $327.3m in return for €300.0m and paying fixed 8.375%. The interest rate swap and cross currency swap are being used to hedge the exposure to changes in the fair value of the fixed rate 8.375% senior debt issuance.
•An interest rate swap with a notional amount of $600.0m whereby the Group receives the fixed rate of 6.404% and pays the floating rate of SOFR + 2.5751%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates.

23      Derivative Instruments continued
The Group entered into the following hedges during the year ended 31 December 2025:
•An interest rate swap entered into in May 2025 as part of the senior note issuance. The swap has a notional amount of $500.0m whereby the Group receives the fixed rate of 5.829% and pays the floating rate of the Secured Overnight Financing Rate ("SOFR") + 2.4187%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates.
•Interest rate swap agreements entered into in 2025 with respect to certain U.S. treasury instruments acquired during the period. The swaps have a cumulative notional amount of
$300.0m whereby the Group receives the floating rate of SOFR and pays the fixed rate under each contract. The risk being hedged is the exposure to changes in the fair value of the entire portion of the fixed-rate U.S. treasury instruments due to fluctuations in market interest rates.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate swap match the terms of the fixed rate loan (i.e. notional amount, maturity, payment and reset dates). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. To test the hedge effectiveness, the Group uses the hypothetical derivative method and hedge effectiveness is assessed by comparing the changes in the fair value of the hedging instrument against the changes in the fair value of the hypothetical derivative representing the hedged risk.
Hedge ineffectiveness can arise from:
•different interest rate curve applied to discount the hedged item and hedging instrument;
•differences in timing of cash flows of the hedged item and hedging instrument;
•the counterparties’ credit risk differently impacting the fair value movements of the hedging instrument and hedged item.
The following table details the maturity analysis of the derivatives hedging instruments designated in fair value hedge relationships per notional value and by hedged risk:

	2025
	Maturity analysis per notional
	Less than 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total
	$m	$m	$m	$m	$m
Hedged Risk
Interest rate	—	—	1,727.3	—	1,727.3
	—	—	1,727.3	—	1,727.3

	2024
	Maturity analysis per notional
	Less than 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total
	$m	$m	$m	$m	$m
Hedged Risk
Interest rate	—	—	927.3	—	927.3
	—	—	927.3	—	927.3

23      Derivative Instruments continued
The following table details the fair value hedge relationships by hedged risk as at 31 December
2025 and 2024 is as follows:

	2025
	Hedging instrument
	Carrying amount				Change in fair value used to calculate hedge ineffectiveness
	Notional amount[1]	Asset	Liability	Balance Sheet presentation
	$m	$m	$m		$m
Hedged Risk
Interest rate	1,727.3	58.5	(18.5)	Derivative instruments	(18.9)
	1,727.3	58.5	(18.5)		(18.9)

	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount			Change in fair value used to calculate hedge ineffectiveness	Ineffectiveness recognized in the income statement	Income statement presentation
	Asset	Liability	Asset	Liability	Balance Sheet presentation
	$m	$m	$m	$m		$m	$m
Hedged Risk
Interest rate	—	(1,490.8)	0.3	(11.6)	Debt Securities	(17.5)	—	Net Interest Income
	304.2	—	0.1	(1.5)	Treasury Instruments	(1.4)	—
	304.2	(1,490.8)	0.4	(13.1)		(18.9)	—
1.The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.

	2024
	Hedging instrument
	Carrying amount				Change in fair value used to calculate hedge ineffectiveness
	Notional amount[1]	Asset	Liability	Balance Sheet presentation
	$m	$m	$m		$m
Hedged Risk
Interest rate	927.3	24.2	(29.9)	Derivative instruments	(13.7)
	927.3	24.2	(29.9)		(13.7)

23      Derivative Instruments continued

	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount			Change in fair value used to calculate hedge ineffectiveness	Ineffectiveness recognized in the income statement	Income statement presentation
	Asset	Liability	Asset	Liability	Balance Sheet presentation
	$m	$m	$m	$m		$m	$m
Hedged Risk
Interest rate	—	(929.9)	6.1	—	Debt Securities	9.5	—	Net Interest Income
	—	(929.9)	6.1	—		9.5	—	—
1.The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
There are 6 (2024: 2) interest rate risk fair value hedges with an average forward rate of 3.52%
(2024: 3.57%) across the relationships.
24      Reverse Repurchase Agreements and Repurchase Agreements
The Group enters into reverse repurchase and repurchase agreements primarily to generate income from the spread between the rate earned on reverse repurchase agreements and the rate paid on repurchase agreements (“securities financing”). Repurchase agreements are also used to finance securities and support the facilitation of client activity. These assets and liabilities are measured at fair value through profit or loss.

	2025	2024
	$m	$m
Reverse repurchase agreements	3,117.1	2,490.4
Repurchase agreements	(4,148.9)	(2,305.8)
	(1,031.8)	184.6

25      Trade and Other Receivables

	2025	2024
	$m	$m
Amounts due from exchanges, clearing houses and other counterparties[1]	4,311.3	3,124.0
Amounts due from clients[1]	3,085.7	2,737.1
Trade debtors[1]	367.4	283.5
Amounts due from Prime Brokers[1]	313.9	101.5
Settlement balances[1]	2,045.2	593.8
Default funds and deposits	419.4	474.1
Loans receivable	283.5	89.8
Other tax and social security taxes	18.3	12.3
Other debtors	150.1	104.5
Prepayments	48.6	32.6
	11,043.4	7,553.2
1.During 2025 the Group made a voluntary change in presentation to separate Amounts due from Prime Brokers (previously included in Amounts due from clients) and
Settlement balances, (previously reflected within Trade debtors and Amounts due from exchanges, clearing houses and other counterparties).  The Group considers this disaggregation to provide more useful information.
Amounts due from exchanges, clearing houses and other counterparties
These balances primarily include cash deposits to meet margin requirements. The margin requirements comprise both initial and daily variation margin to secure futures, options and OTC products pertaining to the Group’s membership of the exchanges and the legal agreements with the clearing houses and other counterparties. Where the deposit of cash constitutes settlement, the amounts receivable from the exchanges, clearing houses and other counterparties constitute cash receivable.
There are exchanges where the deposit of cash does not constitute the settlement of the outstanding position, and when this is the case and where applicable the balance against these exchanges, clearing houses and other counterparties are reported net reflecting the initial margin and cash collateral being offset against the unrealized transactions.
Amounts receivable from clients
Receivables from clients include the total net deficits related to client activity in exchange-traded futures, options and OTC derivative trading accounts. Client deficits arise from realized and unrealized trading losses as well as from margin transactions. Client deficit accounts are reported gross of client accounts that contain net credit or positive balances, except where a right of offset exists, or where the agreement with the client is operated under a title transfer collateral agreement (TTCA). Where clients operate under TTCA agreements, this represents a single legal agreement, and in particular where these clients are provided clearing services by the Group, each client is accounted for as a single unit of account. Regardless of whether the amounts receivable from clients is a single unit of account or whether they represent part of a gross position, the income from clients is mainly reported through commission income with interest being earned on client deficits and interest being paid to clients on excess cash on deposit included within interest income and expense. Where clients are accounted for as a single unit of account, the net interest income or expense from the excess cash placed with the Group or owing to the
Group from any margin financing will be recorded net within interest income or interest expense.
Trade debtors
Trade debtors primarily consist of invoiced commissions, fees and other trade related receivables.
Trade debtors includes balances of $56.6m (2024: $108.7m) that qualify as financial assets measured at fair value through profit or loss, such as the provisionally priced invoices on physical commodity sales and the Group’s trade facilitation invoices which the Group has funded.

25      Trade and Other Receivables continued
Settlement balances
Settlement balances primarily relate to short-term settlement balances arising from transactions recognized on a trade date basis. These amounts settle within a few days through established clearing mechanisms and represent intermediary cash flows rather than trading positions.
Amounts due from Prime Brokers
Amounts due from Prime Brokers include cash, realized and unrealized gains or losses on futures and options and margin financing.
Loans Receivable
Loans receivable are measured at amortized cost in line with the Group's accounting policy outlined in Note 3 (i). Loans receivable primarily consist of credit lines offered to the Group's clearing clients and digital asset loans which form part of the Group's Hedging and Investment Solutions offering.
Default funds and deposits
These balances represent credit risk protection for the members of exchange, whereby a certain amount of cash is placed on deposit representing the members’ activities and the volatility in the prices of the exchange-traded commodities. These cash deposits are measured at amortized cost.
Other debtors
Other debtors mainly consist of interest receivable from banks on cash deposits which is accrued based on payment expectations on average balances and using agreed upon rates. Additionally other debtors include sign-on bonuses which are amortized over the contractual period.
(a) Segregated balances
Included in Amounts receivable from exchanges, clearing houses and other counterparties,
Amounts due from Prime Brokers and Amounts due from clients are segregated balances of $2,011.1m
(2024: $1,833.7m) and non-segregated balances of $5,699.8m (2024: $4,128.9m).
(b) Aging and ECL allowances
The Group recognized a lifetime ECL allowance for Trade debtors of $0.6m as at 31 December
2025 (2024: $1.1m) using a provision matrix under the simplified approach. In addition the Group recorded within amounts due from exchanges, clearing houses and other counterparties, an ECL allowance of $16.7m as at 31 December 2025 (2024: $15.2m), based on individual assessment, to reflect the expected credit losses associated with certain counterparties.
The Directors consider that the carrying amounts of trade and other receivables are not materially different to their fair value.
The provision matrix for trade debtors is as follows.

2025	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Expected credit loss rate	0.17%	0.17%	0.17%	0.17%	0.17%	0.17%
Trade debtors $m	286.2	26.4	11.2	8.1	5.2	29.7	366.8
Trade debtors lifetime ECL $m	0.6	—	—	—	—	—	0.6

25      Trade and Other Receivables continued

2024	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Expected credit loss rate	0.14%	0.14%	0.14%	0.14%	0.14%	0.14%
Trade debtors $m	214.8	24.2	11.4	7.4	4.1	20.5	282.4
Trade debtors lifetime ECL $m	1.0	0.1	—	—	—	—	1.1
Below we present the ageing of the Group’s other receivables different from trade debtors, excluding other tax and social security taxes and prepayments.

2025 ($m)	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Amounts due from exchanges, clearing houses and other counterparties	4,306.5	3.2	—	—	—	1.6	4,311.3
Amounts due from Prime Brokers	313.9	—	—	—	—	—	313.9
Settlement balances	2,017.7	26.1	1.0	0.2	—	0.2	2,045.2
Amounts receivable from clients	3,078.8	—	1.3	0.7	0.4	4.5	3,085.7
Default funds and deposits	419.4	—	—	—	—	—	419.4
Loans receivable	283.2	—	—	—	—	0.3	283.5
Other debtors	149.6	0.2	—	—	—	0.3	150.1
							10,609.1
Corresponding allowance for loan losses ECL							16.7

2024 ($m)	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Amounts due from exchanges, clearing houses and other counterparties	3,114.2	7.6	—	—	1.4	0.8	3,124.0
Amounts due from Prime Brokers	101.5	—	—	—	—	—	101.5
Settlement balances	589.0	4.4	0.1	0.1	0.1	0.1	593.8
Amounts receivable from clients	2,724.1	4.2	2.9	1.5	2.1	2.2	2,737.0
Default funds and deposits	474.1	—	—	—	—	—	474.1
Loans receivable	89.7	—	—	—	—	0.1	89.8
Other debtors	103.7	0.1	—	0.1	—	0.6	104.5
							7,224.7
Corresponding allowance for loan losses ECL							13.8
(c) Reconciliation of the movement in impairment allowance

	2025	2024
	$m	$m
At 1 January	15.2	20.9
Bad debts written off	(0.8)	(4.5)
Released to the income statement	(3.0)	(3.2)
Charged to the income statement	2.3	1.5
Other balance sheet movements	3.9	0.5
At 31 December	17.6	15.2
The impairment allowance of $17.6m (2024: $15.2m) in the table above includes $0.3m (2024:
$0.3m) ECL for cash and cash equivalents.

26      Trade and Other Payables

	2025	2024
	$m	$m
Amounts due to exchanges, clearing houses and other counterparties[1]	378.3	1,407.5
Amounts due to Prime Brokers[1]	733.6	1,017.1
Amounts payable to clients[1]	8,951.7	6,236.9
Accruals	568.2	468.3
Settlement balances[1]	2,096.4	482.3
Other tax and social security taxes	22.5	9.9
Other creditors[1]	138.5	118.4
Bank overdrafts	67.2	—
	12,956.4	9,740.4
1.During 2025 the Group made a voluntary change in presentation to separate Amounts due to Prime Brokers and Settlement balances from within Amounts due to exchanges, clearing houses and other counterparties and Amounts payable to clients. Trade payables, Deferred income  and Other creditors were also combined into a single category of Other creditors.  The Group considers this revised view to provide more useful information.
Trade and other payables mainly comprise the following:
Amounts due to exchanges, clearing houses and other counterparties
These balances primarily include cash amounts payable to exchanges where the Group is required to meet margin requirements, either initial or daily variation margin. These margin requirements are there to secure futures, options and other OTC products, including forwards. These amounts represent financial liabilities that are recorded at amortized cost.
Amounts due to Prime Brokers
Amounts payable to clients and Amounts due to Prime Brokers. Amounts due to Prime Brokers
include cash, realized and unrealized gains or losses on futures and options and margin financing.
Amounts payable to clients
The Group’s relationships with its clients are governed by the legal agreements that are signed between the parties. The amounts due to other counterparties specifically addresses the cash received from clients for Clearing and Prime Brokerage activity under these legal agreements. The legal agreements underpin the various different components of a balance with the client; ranging from cash, to realized and unrealized gains or losses on futures and options, to margin financing. As they are governed by a single legal agreement, they will be accounted for as a single unit of account. As financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or
(iii) designated at FVTPL, the single unit of account is initially recorded at fair value but then remeasured at amortized cost. The one exception being the amounts due to clients which relate to the settlement of contracts at the London Metal Exchange (‘LME’), where the Group is subject to the settlement and margining requirements of LME Clear.
Where clients are requesting to clear LME forward contracts, these contracts do not settle until the prompt date and cannot be said to settle daily. Any outstanding LME forwards cleared by the Group will be treated as an amount due to clients constituting a hybrid instrument which comprises of cash for initial margin, cash collateral and the outstanding forward which will settle in the future.
As a hybrid instrument, the entire instrument will be categorized as a financial liability held at
FVTPL.

26      Trade and Other Payables continued
Amounts payable to clients include the total of excess pertaining to client activity in exchange traded futures, options and OTC derivative trading accounts. Client excesses arise from realized and unrealized trading losses as well as any margin transactions. Client excess accounts are reported gross of client accounts that contain net debit or negative balances, except where a right of offset exists, or where the agreement with the client is operated under a title transfer collateral agreement (TTCA). Clients which operate under TTCA agreements represent a single legal agreement, and in particular where these clients are provided clearing services by the Group, each client is accounted for as a single unit of account, within amounts receivable from clients measured at amortized cost, except as above when the client activity relates to outstanding LME forwards.
Other creditors
Other creditors primarily relate to brokerage and physical commodity invoices. Included in other creditors are financial liabilities measured at fair value through profit or loss of $25.5m (2024: $7.4m), such as provisionally priced invoices on physical commodity contracts.
Settlement balances
Settlement balances primarily relate to short-term settlement balances arising from transactions recognized on a trade date basis. These amounts settle within a few days through established clearing mechanisms and represent intermediary cash flows rather than trading positions.
The Directors consider that the carrying amount of trade and other payables is not materially different to their fair value.
(a) Segregated balances
Included in Amounts payable to clients and amounts due to exchanges, clearing houses and other counterparties are segregated balances of $4,789.2m (2024: $4,733.5m) and non-segregated balances of
$5,274.4m (2024: $4,038.8m).

27      Borrowings
(a) Loans

	2025	2024
	$m	$m
Short-term borrowings	200.0	152.0
Long-term borrowings	—	—
Total borrowings	200.0	152.0

	2025	2024
	$m	$m
At 1 January	152.0	—
Additions from Group Acquisitions[1]	20.2	—
Repayments	(142.2)	—
Additional draws	170.0	152.0
Total borrowings	200.0	152.0
1.Additions from Group Acquisitions for the year ended 31 December 2025 amounted to $20.2m relating to Darton Group Limited. This balance was fully repaid during the year, and there is no outstanding amount as at 31 December 2025. For further details on this acquisition, refer to Note 12 "Business Combinations".
(b) Secured credit agreements
The Group, through its regulated subsidiary, Marex Capital Markets Inc. ('MCMI') has a $200.0m
(2024: $200.0m) uncommitted securities financing facility arranged by a leading financial institution.
Outstanding borrowing was $200.0m as at 31 December 2025 (2024: $30.0m).
In the ordinary course of its broker-dealer activities, MCMI has appointed The Bank of New York
Mellon to act as its clearing agent ('Clearing Agent') for the purpose of clearing and settling transactions in securities maintained in the Federal Reserve/Treasury book entry system for receiving and delivering
Federal Reserve Board (FRB) Securities ('MCMI Clearing Agreement'). Under the terms of the MCMI
Clearing Agreement, the Clearing Agent may finance, on an overnight basis, failed deliveries of FRB securities and/or the position in FRB Securities collateralized on FRB Securities, subject to certain haircuts. There was no outstanding borrowing as at 31 December 2025 (2024: $nil).
(c) Revolving credit facilities
On 30 June 2023, the Group refinanced its syndicated revolving credit facility (RCF) on improved terms and conditions with HSBC Bank plc. The RCF is unsecured and committed up to $150.0m (31
December 2024: $150.0m) with a renewal date of 30 June 2026. As at 31 December 2025 the facility was undrawn (2024: undrawn). The RCF contains certain financial and other covenants.
Interest on the amount utilized is calculated at a currency risk free rate plus a spread of 210 basis points plus a utilization fee payable dependent on the percentage of utilization. The maximum utilization fee payable is 50 basis points. Interest on the unutilized portion is charged at a fixed percentage rate of
74 basis points (2024: 74 basis points).
The Group, through its regulated subsidiary, MCMI, has access to a $230.0m 364-day (2024:
$125.0m) unsecured committed revolving credit facility arranged by a leading financial institution. Interest on the amount utilized is calculated as the US prime rate less 25 basis points. There was no outstanding borrowing under this facility as at 31 December 2025 (2024: $122.0m). The credit facility agreement contains certain financial and other covenants.

28      Client Money (segregated)1
As required by the UK FCA’s Client Assets Sourcebook (‘CASS’) rules and the CFTC’s client money rules, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts. Segregated assets governed by the UK FCA's CASS rules and the related liabilities to clients, whose recourse is limited to segregated accounts, are not included in the Group’s statement of financial position where the Group is not beneficially entitled thereto and does not share any of the risks or rewards of the assets. Excess Group cash placed in US segregated accounts to satisfy US regulations and securities held in US segregated accounts are recognized on the
Group’s statement of financial position.

	2025	2024
	$m	$m
Segregated assets at banks (not recognized)	5,366.4	4,982.4
Segregated assets at exchanges, clearing houses and other counterparties (not recognized)	1,950.0	1,101.2
Segregated assets at exchanges, clearing houses and other counterparties (recognized)	2,464.3	3,016.5
	9,780.7	9,100.1
1.Under the UK FCA’s client money rules, certain monies are protected, segregating these monies from the Group’s own money. This applies to client money placed within segregated bank accounts but also for client money placed at exchanges where the money is held in segregated bank accounts. The same cannot be said to apply under the CFTC rules, thus driving the accounting treatment of derecognizing segregated cash at exchanges in the UK compared to the US.
As at 31 December 2025, $194.9m (2024: $173.9m) of excess Group cash placed in segregated accounts to satisfy US regulations has been recorded within cash and cash equivalents and client liabilities within trade and other payables in the statement of financial position.
29      Share Capital
The following table provides the number and value of shares outstanding at the beginning and at the end of the period, which are further reconciled to their movements in subsequent sections of this note:

	Group and Company
	Issued and fully paid		Issued and fully paid
	2025	2025	2024	2024
	Number	$'000	Number	$'000
Ordinary Shares of $0.001551 each	72,937,470	113	72,221,843	112
Deferred Shares of £0.000469 each	4,129,436	3	4,129,436	3
	77,066,906	116	76,351,279	115
There is no unauthorized share capital for any class of share. There are no shares issued but not fully paid.
During the year, the Group issued 715,627 ordinary shares to satisfy, in full or in part, vesting of the
2021 Retention Long Term Incentive Plan, three tranches of Deferred Bonus Plan Awards, and the 2024
Non-Executive Director Share Award.
The following table provides a reconciliation of the movements in the Group's share capital during the year:

	Group and Company
	Ordinary shares Number	Deferred shares Number	Total Number
At 1 January 2025[1]	72,221,843	4,129,436	76,351,279
Issuance of shares	715,627	—	715,627
At 31 December 2025[1]	72,937,470	4,129,436	77,066,906
1.Period end shares, excluding shares held by the Employee Benefit Trust, was 71,738,314 (2024: 70,290,886).

29      Share Capital continued
In the prior period, the Group completed a share capital reorganization prior to the Group's IPO.
The table below outlines the movements for the 2024 year. Refer to the 2024 Group Annual Report for further detail on the share reorganization activities and steps.

	Group and Company
	Ordinary shares of $0.001551 Number	Ordinary shares of $0.000165 Number	Non-voting Ordinary Shares of $0.000165 Number	Deferred Shares of £0.000469 Number	Growth Shares of $0.000165 Number	Total Number
At 1 January 2024	—	106,491,588	3,986,376	107,491,490	24,892,848	242,862,302
Ordinary shares reorganization pre-IPO (1)	—	22,049,526	(3,986,376)	2,806,815	(24,892,848)	(4,022,883)
Total: Post ordinary shares organization	—	128,541,114	—	110,298,305	—	238,839,419
Reverse share split (2)	68,375,690	(128,541,114)	—	—	—	(60,165,424)
Deferred share cancellation (3)	—	—	—	(106,168,869)	—	(106,168,869)
Total: Post share capital organization	68,375,690	—	—	4,129,436	—	72,505,126
Primary share issuance at IPO[1]	3,846,153	—	—	—	—	3,846,153
At 31 December 2024	72,221,843	—	—	4,129,436	—	76,351,279
1.As part of the initial public offering, 3,846,153 Ordinary Shares of US$0.001551 each in the share capital of the Company were then issued. The sale of shares raised
$68.3m in cash, with issue costs of $4.8m.
The rights of the shares are as follows:

Class of share	Rights
Ordinary Shares
Full voting rights and right to participate in ordinary dividends ranking pari passu with non-
voting ordinary shares. In the event of a winding up, entitled to a return of capital ranking pari
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

Growth Shares
Following its initial public offering, the Company no longer has any growth shares. Growth shares were issued in several series as part of a share-based remuneration scheme. On a liquidity event such as an initial public offering or a sale, the growth shares entitled the holder thereof to a return should the proceeds exceed a specific level, as set for each series on issuance. The holders of growth shares had no voting rights, no rights to participate in dividends, no entitlements to participate in a winding up and could not impact the timing of a liquidity event. The growth shares were redeemable on a liquidity event in cash or by conversion into non-voting ordinary shares, as elected by the holders thereof. In the absence of such an election, the default settlement was conversion into non-voting ordinary shares.
Prior to the initial public offering the holders of the growth shares elected to equity settle their awards.

30      Own Shares
As at 31 December 2025, the Group (through the Employee Benefit Trust) held 1,199,156 (2024:
1,930,957) ordinary shares purchased at a total cost of $58.5m (2024: $23.2m). This amount is shown as a debit balance within total equity.
The movement in 2025 predominantly consists of the issuance of 715,627 ordinary shares as part of the satisfaction of the vesting of the 2021 Retention Long Term Incentive Plan, 3 tranches of awards issued under the Deferred Bonus Plan and the 2024 Non-Executive Director Share Award and the
acquisition of shares at a total cost of $44.1m. The purchase cost is offset by the vesting of ordinary shares at a cost of $33.4m under the Group's share-based payment schemes. The Group's share awards and settlements during the year are more fully described under note 33, "Share-based payments".
31      Additional Capital (AT1 securities)
The Group has $97.6m of AT1 securities (2024: $97.6m) which are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable. In
2025, there was no new issuance of AT1 securities (2024: no new issuance). There were no redemptions in 2025 (2024: no redemptions).
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
Distributions of $13.3m were made in 2025 (2024: $13.3m) on the AT1 securities.
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
All AT1 securities will be converted into ordinary shares, at a pre-determined price, should the
Group’s Investment Firms Prudential Regime CET1 Ratio fall to less than 64%. As of December 2025, the
Group had a CET1 ratio of 206% (2024: 202%), with headroom of $524.5m (2024: $414.3m ).
32      Other Reserves
The following describes the nature and purpose of the reserves within other reserves:

Reserves	Description
Revaluation reserve	Cumulative unrealized gains on investments in exchanges that are held at FVTOCI and recognized in equity as well as changes in own credit risk.
Cash flow hedge reserve	Cumulative unrealized gains and losses on hedging instruments deemed effective cash flow hedges.
Currency translation reserve
On consolidation, the results of overseas operations are translated into USD at rates approximating to those prevailing when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rates ruling at the prevailing date.

33      Share-based payments
The Group operates a Global Omnibus Plan, which provides for the grant of share options, including incentive share options, conditional awards, restricted shares, share appreciation rights or any other share- or cash-based awards to eligible employees and non-employees. New awards are all granted within the terms of this plan.
The Group operated six equity-settled share-based remuneration schemes for Executive and Non-
Executive Directors and senior management as listed and described below. All are United Kingdom tax authority unapproved schemes. The cost of the service is calculated by reference to the fair value of shares at the grant date, the number of shares expected to vest under the schemes and the probability that the performance and the service conditions will be met. The cost of the service is recognized in the income statement over the period that the recipient provides service and there is a shared understanding of the terms and conditions of the arrangement. The recipient to whom these awards were granted must not depart from the Group, and such an action would require a forfeiture of some or all of the award depending on the conditions under which the employee were to leave.
Deferred Bonus Plan
Members of the scheme are awarded a fixed number of ordinary shares vesting in three equal tranches over the three years following the date of grant. As the awards are based on the employees’
annual performance, the fair value has been expensed from the beginning of the year for which the bonus had been awarded. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant.
Retention Long Term Incentive Plan
Members of the scheme are awarded a variable number of ordinary shares three years after the grant date. The number of shares awarded is determined by reference to a hurdle return on equity of the
Group and to growth targets for the profit after tax of the Group over the three-year period. Prior to the
IPO, the fair value of a share award at grant date was the final price approved by the Remuneration
Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant.
Annual Long Term Incentive Plan
Members of the scheme are awarded a variable number of ordinary shares three years after the grant date.  As the awards are based on the employees’ annual performance, the fair value has been expensed from the beginning of the year for which the bonus had been awarded. The number of shares awarded is determined by reference to financial underpins; the first is a hurdle return on equity of the
Group and the second underpin is growth targets for the adjusted profit before tax over the 3-year period.
Prior to the IPO, the fair value of a share award at grant date was the final price approved by the
Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant.
All Employee Award
As part of the IPO, members of the scheme have been awarded a fixed number of ordinary shares which vest three years after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date.

33      Share-based payments
Non-Executive Directors' Award
Members of the scheme are awarded a fixed number of ordinary shares which vest one year after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date.
Warrant Award
A warrant granted at the Group’s initial public offering, vested and settled following the twelve-
month anniversary resulting in the settlement of 142,709 ordinary shares.
Previous share-based payment schemes
In addition to the equity-settled share-based remuneration schemes currently active and outlined above, there were a number of share based remuneration schemes which had been granted historically.
The instruments issued under those plans included growth shares, nil cost options, growth share options and warrants. The settlement event for these instruments was the liquidity event which occurred on 25
April 2024. All of those outstanding instruments were settled in exchange for a number of the Group’s ordinary shares. Please refer to the 2024 Group Annual Report for further detail on the settlement process and mechanism.
The charge for the year arising from share-based payment schemes was as follows:

	2025	2024
	$m	$m
Deferred Bonus Plan	30.3	20.0
Retention Long Term Incentive Plan	5.0	4.0
Annual Long Term Incentive Plan	3.8	4.6
All Employee Plan	1.0	0.6
Non-Executive Directors' Plan	0.7	0.4
Warrants	2.7	—
Total equity-settled share-based payments	43.5	29.6
Movement on share awards

	2025	2024
	Number	Number
Outstanding at the beginning of the year	6,047,829	8,621,240
Reverse Share Split	—	(4,316,287)
Granted during the year	1,428,279	2,256,357
Vested during the year	(2,659,294)	(496,240)
Forfeited during the year	(42,797)	(17,241)
Outstanding at the end of the year	4,774,017	6,047,829
Weighted average fair value of awards granted ($)	26.5	18.5

34      Financial Instruments
This note provides an overview of the Group’s financial instruments and their categorization under
IFRS. Further details about the different types of financial assets and financial liabilities are provided throughout these consolidated financial statements. This note also contains information about the fair value of the Group’s financial instruments and the effect of offsetting.
(a) Categories of financial instruments
Below is an analysis of the Group’s financial assets and liabilities as at 31 December.

	2025				2024
	FVTPL	FVTOCI	Amortized cost	Total	FVTPL	FVTOCI	Amortized cost	Total
Financial assets	$m	$m	$m	$m	$m	$m	$m	$m
Investments	3.0	25.5	—	28.5	—	24.0	—	24.0
Treasury instruments	8.3	—	533.2	541.5	29.7	—	626.1	655.8
Treasury instruments (pledged) and assets held under agreements to sell (repledged)[1]	—	—	3,496.8	3,496.8	—	—	2,912.9	2,912.9
Fixed income securities	97.9	—	0.5	98.4	87.7	—	—	87.7
Equity instruments	6,924.1	—	—	6,924.1	4,678.0	—	—	4,678.0
Derivative instruments[2]	2,327.6	12.7	—	2,340.3	1,162.0	1.5	—	1,163.5
Stock borrowing	2,858.2	—	—	2,858.2	1,781.7	—	—	1,781.7
Reverse repurchase agreements	3,117.1	—	—	3,117.1	2,490.4	—	—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties	—	—	4,311.3	4,311.3	—	—	3,124.0	3,124.0
Amounts due from Prime Brokers	—	—	313.9	313.9	—	—	101.5	101.5
Amounts receivable from clients	169.5	—	2,916.2	3,085.7	51.9	—	2,685.2	2,737.1
Settlement balances	—	—	2,045.2	2,045.2	—	—	593.8	593.8
Trade debtors	56.6	—	310.8	367.4	108.7	—	174.8	283.5
Default funds and deposits	—	—	419.4	419.4	—	—	474.1	474.1
Loans receivable	—	—	283.2	283.2	—	—	89.8	89.8
Other debtors[3]	—	—	49.8	49.8	—	—	63.0	63.0
Cash and cash equivalents	—	—	2,881.2	2,881.2	—	—	2,556.6	2,556.6
	15,562.3	38.2	17,561.5	33,162.0	10,390.1	25.5	13,401.8	23,817.4
1.The fair value of the Treasury Instruments and Treasury instruments (pledged) and assets held under agreements to sell (repledged), which are Level 1 instruments as they are all quoted instruments, held at amortized cost at 31 December 2025 was $3,729.6m (2024: $3,541.7m). The fair values of other assets and liabilities at amortized cost are consistent with the carrying amount.
2. The Group manages the fixed interest risk on its vanilla debt instrument through interest rate and cross currency swaps as hedging instruments. Refer to note 23.
3.$100.3m (2024: $41.5m) of the other debtors balance mainly relates to sign-on bonuses and forgivable employee loans and are not included in the table above as they are not a financial asset.

34      Financial Instruments continued

	2025				2024
	FVTPL	FVTOCI	Amortized cost	Total	FVTPL	FVTOCI	Amortized cost	Total
Financial liabilities	$m	$m	$m	$m	$m	$m	$m	$m
Repurchase agreements	4,148.9	—	—	4,148.9	2,305.8		—	2,305.8
Derivative instruments	2,252.4	1.4	—	2,253.8	724.2	27.5	—	751.7
Short securities	2,215.7	—	—	2,215.7	1,704.6	—	—	1,704.6
Amounts due to exchanges, clearing houses and other counterparties	—	—	378.3	378.3	—	—	1,407.5	1,407.5
Amounts due to Prime Brokers	—	—	733.6	733.6	—	—	1,017.1	1,017.1
Amounts payable to clients	291.4	—	8,660.3	8,951.7	65.1	—	6,171.8	6,236.9
Settlement balances	—	—	2,096.4	2,096.4	—	—	482.3	482.3
Other creditors	25.5	—	104.4	129.9	7.4	—	108.6	116.0
Stock lending	4,883.0	—	613.7	5,496.7	3,480.9	—	1,471.2	4,952.1
Short-term borrowings	—	—	200.0	200.0	—	—	152.0	152.0
Debt securities[1]	4,227.0	—	1,494.6	5,721.6	2,674.6	—	929.9	3,604.5
Lease liability	—	—	97.3	97.3	—	—	77.5	77.5
Bank overdrafts	—	—	67.2	67.2	—	—	—	—
	18,043.9	1.4	14,445.8	32,491.1	10,962.6	27.5	11,817.9	22,808.0
1.Debt securities includes EMTN and the Group's Senior Note Program measured at amortized cost for which we apply fair value hedge accounting.
(b) Fair value measurement
The information set out below provides information about how the Group determines fair values of various financial assets and financial liabilities.
Management assessed that the fair values of trade and other receivables, cash and short term deposits, stock lending and trade and other payables approximate their carrying value amounts largely due to the short-term maturities of these instruments.
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
•The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates curves of the underlying commodity. Some derivative contracts are fully cash collateralized, thereby eliminating both counterparty risk and the Group’s own non-performance risk.
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

34      Financial Instruments continued
The following table shows an analysis of assets and liabilities recorded at fair value shown in accordance with the fair value hierarchy as at 31 December.

	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets – FVTPL:
Investments	—	3.0	—	3.0	—	—	—	—
Equity instruments	6,899.2	24.8	0.1	6,924.1	4,464.3	213.7	—	4,678.0
Treasury instruments	8.3	—	—	8.3	29.7	—	—	29.7
Fixed income securities	13.4	84.5	—	97.9	75.1	12.6	—	87.7
Derivative instruments	0.6	2,322.8	4.2	2,327.6	—	1,161.3	0.7	1,162.0
Amounts receivable from clients	169.5	—	—	169.5	51.9	—	—	51.9
Trade debtors	—	56.6	—	56.6	—	108.7	—	108.7
Reverse repurchase agreements	—	3,117.1	—	3,117.1	—	2,490.4	—	2,490.4
Stock borrowing	—	2,858.2	—	2,858.2	1,781.7	—	—	1,781.7
Financial assets – FVTOCI:								—
Investments	8.8	8.7	8.0	25.5	12.6	6.3	5.1	24.0
Derivative instruments	—	12.7	—	12.7	—	1.5	—	1.5
Financial liabilities – FVTOCI:								—
Derivative instruments	—	(1.4)	—	(1.4)	—	(27.5)	—	(27.5)
Financial liabilities – FVTPL:								—
Derivative instruments	(2.8)	(2,249.6)	—	(2,252.4)	—	(724.1)	(0.1)	(724.2)
Other payables	—	(25.5)	—	(25.5)	(7.4)	—	—	(7.4)
Amounts payable to clients	(291.4)	—	—	(291.4)	(65.1)	—	—	(65.1)
Short securities	(2,127.5)	(88.1)	(0.1)	(2,215.7)	(1,644.8)	(59.8)	—	(1,704.6)
Debt securities	—	(4,190.8)	(36.2)	(4,227.0)	—	(2,668.9)	(5.7)	(2,674.6)
Stock lending	—	(4,883.0)	—	(4,883.0)	(3,480.9)	—	—	(3,480.9)
Repurchase agreements	—	(4,148.9)	—	(4,148.9)	—	(2,305.8)	—	(2,305.8)
	4,678.1	(7,098.9)	(24.0)	(2,444.8)	1,217.1	(1,791.6)	—	(574.5)
In addition to the financial instruments presented above, the Group also holds inventory which is measured at fair value less costs to sell. Refer to note 20 'Inventory' for further details.

34      Financial Instruments continued
The following table summarizes the movements in the Level 3 balances during the year.
Asset and liability transfers between Level 2 and Level 3 are primarily due to either an increase or decrease in observable market activity related to an input or a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant. There were no transfers between any other levels during the year (2024: no transfers).
Reconciliation of Level 3 fair value measurements of financial assets

	2025	2024
	$m	$m
Balance at 1 January	5.8	0.8
Purchases	7.0	5.3
Settlements	(0.3)	(0.8)
Total gains or losses in the period recognized in the income statement:
Market Making revenue	0.2	0.4
Transfers out of Level 3	(0.4)	(0.1)
Transfers into Level 3	—	0.2
Balance at 31 December	12.3	5.8

34      Financial Instruments continued
Reconciliation of Level 3 fair value measurements of financial liabilities

	2025	2024
	$m	$m
Balance at 1 January	5.8	6.0
Purchases	20.1	4.3
Settlements	(0.2)	(2.5)
Total gains or losses in the period recognized in the income statement:
Market Making revenue	12.0	(0.3)
Transfers out of Level 3	(1.5)	(1.9)
Transfers into Level 3	—	0.2
Balance at 31 December	36.3	5.8
The Group’s management believes, based on the valuation approach used for the calculation of fair values and the related controls, that the Level 3 fair values are appropriate. The impact of reasonably possible alternative assumptions from the unobservable input parameters shows no significant impact on the Group’s profit, comprehensive income or shareholders’ equity. The Group deems the total amount of
Level 3 financial assets and liabilities to be immaterial and therefore any sensitivities calculated on these balances are also deemed to be immaterial. The Group defers day 1 gains/losses when the initial fair value of a financial instrument held at fair value through profit and loss relies on unobservable inputs. At
31 December 2025, the Group held a deferred day 1 gains/losses balance of $1.2m (2024: $5.3m).
(c) Offsetting, enforceable master netting arrangements and similar agreements
As a member of the London Metal Exchange (‘LME’), the Group is subject to the settlement and margining rules of LME Clear. The majority of LME products transacted by the Group are forward contracts. LME forwards that are in-the-money do not settle in cash until the maturity (‘prompt’) date, while the Group is required to post margin to cover loss-making contracts daily. In accordance with the
LME Clear rules, the Group is able to utilize forward profits to satisfy daily margin requirements which are set-off against loss-making contracts. Consequently, trade payables and amounts due from exchanges, clearing houses and other counterparties are presented on a net basis in the statement of financial position. The balance of trade receivables includes offsetting of LME forwards against any cash collateral held with the LME.
The Group nets certain repurchase and reverse repurchase agreements with the same counterparty where the conditions of offsetting are met, including the existence of master netting agreements between the relevant subsidiary and its counterparties.

34      Financial Instruments continued
The effect of offsetting is disclosed below:

	Gross amount	Amounts set-off	Net amount presented	Non-cash collateral rec’d/ (pledged)	Cash collateral rec’d/ (pledged)	Net amount
2025	$m	$m	$m	$m	$m	$m
Financial assets
Amounts due from exchanges, clearing houses and other counterparties	4,971.8	(660.5)	4,311.3	—	—	4,311.3
Reverse repurchase agreements	86,057.2	(82,940.1)	3,117.1	3,053.3	—	63.8
Derivative instruments	3,435.5	(1,095.2)	2,340.3	—	277.0	2,063.3
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	3,496.8	—	3,496.8	2,618.9	—	877.9
Loans receivable	283.2	—	283.2	178.3	—	104.9
Stock borrowing	2,858.2	—	2,858.2	2,701.9	28.7	127.6
Amounts due from Prime Brokers	313.9	—	313.9	313.9	—	—
Amounts receivable from clients	3,085.7	—	3,085.7	2,021.0	—	1,064.7
Financial liabilities
Amounts due to exchanges, clearing houses and other counterparties	1,038.8	(660.5)	378.3	—	—	378.3
Repurchase agreements	87,089.3	(82,940.1)	4,149.2	(4,067.9)	—	81.3
Derivative instruments	3,279.6	(1,025.8)	2,253.8	—	(291.4)	1,962.4
Stock lending	5,496.9	—	5,496.9	(5,350.7)	—	146.2
Amounts due to Prime Brokers	733.6	—	733.6	(733.6)	—	—
Amounts payable to clients	9,021.2	(69.5)	8,951.7	(1,291.2)	—	7,660.5

	Gross amount	Amounts set-off	Net amount presented	Non-cash collateral rec’d/ (pledged)	Cash collateral rec’d/ (pledged)	Net amount
2024	$m	$m	$m	$m	$m	$m
Financial assets
Amounts due from exchanges, clearing houses and other counterparties	3,723.0	(507.5)	3,215.5	—	—	3,215.5
Reverse repurchase agreements	50,848.4	(48,358.0)	2,490.4	2,490.4	—	—
Derivative Instruments	2,278.8	(1,115.3)	1,163.5	—	420.1	743.4
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	2,912.9	—	2,912.9	1,708.3	—	1,204.6
Stock borrowing	1,781.7	—	1,781.7	1,692.4	—	89.3
Amounts due from Prime Brokers	101.5	—	101.5	101.5	—	—
Amounts receivable from clients	2,737.1	—	2,737.1	1,373.4	—	1,363.7
Financial liabilities
Amounts due to exchanges, clearing houses and other counterparties	1,919.3	(417.8)	1,501.5	—	—	1,501.5
Repurchase agreements	50,663.8	(48,358.0)	2,305.8	(2,279.3)	—	26.5
Derivative Instruments	1,867.0	(1,115.3)	751.7	—	(192.2)	559.5
Stock lending	4,952.1	—	4,952.1	(4,824.2)	—	127.9
Amounts due to Prime Brokers	1,017.1	—	1,017.1	(1,017.1)	—	—
Amounts payable to clients	6,236.9	—	6,236.9	(802.9)	—	5,434.0

35      Financial Risk Management
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
(a) Capital risk management
For the purposes of the Group’s capital management, capital comprises issued share capital, AT1 capital, share premium and other equity reserves attributable to the equity holders of the Company, as disclosed in notes 29, 31 and 32. The Group’s objectives when managing capital are to maintain a strong capital base, support the regulatory and operating requirements of its businesses, preserve financial flexibility and deliver returns to shareholders.
In managing its capital structure, the Group monitors compliance with financial covenants attached to its interest-bearing borrowings. A breach of these covenants could result in the relevant borrowings becoming repayable on demand. There were no breaches of the financial covenants attached to the
Group’s interest-bearing loans and borrowings during the current or prior year.
A number of the Group’s material operating subsidiaries are subject to regulatory capital requirements and restrictions. As at 31 December 2025, each such subsidiary maintained capital in excess of its applicable minimum regulatory requirement. The regulatory capital requirements are intended to ensure that regulated entities maintain an adequate capital base relative to the nature and scale of their activities. Regulatory capital management forms part of the Group’s risk governance framework, and is supported by regular monitoring and review to ensure compliance with local regulatory requirements and internal risk appetite limits set by the Board.
The Group’s regulated subsidiaries in the United States are subject to oversight by the CFTC and the SEC, whose rules require the maintenance of minimum net capital. Advances to affiliates, repayments of subordinated liabilities, dividend payments, and other equity withdrawals are subject to restrictions under applicable capital rules. In particular, regulatory approval is required before such entities may repay or distribute amounts equal to 10% or more of excess net capital.
As at 31 December 2025, the entities had aggregated net capital of $1,187.3m (2024: $742.6m), which included subordinated funding from the Group of $395.0m (2024: $345.0m), and excess net capital of $566.8m (2024: $224.1m). Accordingly, up to $56.7m (2024: $22.4m), being 10% of excess net capital, could be repaid or distributed without prior regulatory approval, while the remaining $510.1m (2024:
$201.7m) would be subject to such approval.
There were no changes in the Group's objectives, policies or processes for managing capital during the year.

35      Financial Risk Management
(b) Market risk
The Group’s activities expose it to financial risks primarily generated through financial (including interest rate, equity and foreign exchange markets) and commodity market price exposures. The Group’s
Agency & Execution, Market Making and Hedging and Investment Solutions businesses generate market risk as the Group acts as principal.
In Agency and Execution, while client transactions are typically matched, market risk may arise due to differences in trade timing or duration.
In Market Making, Marex provides liquidity and acts as principal to transactions, with trading portfolios exposed to market movements across the instruments in which Marex makes prices – primarily within the metals, agriculture, energy, and financial securities markets.
Hedging and Investment Solutions activities involve market risk stemming from structured products, hedging strategies, and investment-related positions designed to meet client risk management objectives.
The Market Risk function is responsible for identifying, measuring, monitoring, and limiting these market risk exposures across all business segments. Through the application of risk limits, controls, and governance frameworks, Market Risk seeks to constrain adverse changes in market prices and thereby limit potential fluctuations in the value of Marex’s trading portfolios.
Market risk sensitivity
The Group manages market risk exposure using appropriate risk management techniques within predefined and independently monitored parameters and limits. The Group uses a range of tools to monitor and limit market risk exposures. These include Value-at-Risk ("VaR"), sensitivity limits and stress testing. VaR is used for Agency & Execution and Market Making with the exception of Darton Group Ltd,
Tangent Trading, whilst stress testing is used for Hedging and Investment Solutions business.
Value at Risk
VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.
The VaR model used by the Group is based on the Historical Simulation technique.
The Group validates VaR by comparing to alternative risk measures, for example, scenario analysis and exchange initial margins as well as the back testing of calculated results against actual profit and loss. The Group recognizes the limitations of VaR by augmenting its VaR limits with other position and sensitivity limit structures. The Group also applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions.

35      Financial Risk Management continued
Market risk management in the Agency & Execution segment
VaR, risk sensitivity limits and stress testing is used to assess market risk associated with the
Agency & Execution segment. The Agency & Execution segment includes the following eleven desks:

	December 31, 2025	December 31, 2024
Business	VaR	VaR	Additional risk metrics monitored
European Emerging Bonds	less than $0.5m		Stress, GMV, DV01, CS01, Aged Inventory
Equities Market Making	less than $0.5m	less than $0.5m	Gross long/short and single name equity delta, FX delta
FX Frontier	less than $0.5m	less than $0.5m	FX delta by currency, tenor and book
FX OTC	less than $0.5m	less than $0.5m	FX delta by currency, tenor and book
Interest Rate Swaps	less than $0.5m	less than $0.5m	PV01 by currency and tenor
U.S. Emerging Corporate Bond	less than $0.5m	less than $0.5m	Stress, GMV, DV01, CS01, Aged Inventory
U.S. Equity Securities Lending	less than $0.5m	less than $0.5m	Stress, GMV, DV01
U.S. Fixed Income Corporate Bond	less than $0.5m	less than $0.5m	Stress, GMV, DV01, CS01, Aged Inventory
U.S. Fixed Income Financing Services	less than $0.5m	less than $0.5m	Stress, GMV, DV01
Marex Fund (Formerly Volatility Performance Fund)	less than $0.5m	less than $0.5m	Equity delta and vega, tenor, FX delta
Winterflood- Equities Market Making	less than $0.5m		Gross long/short and single name equity delta, FX delta, DV01
Market risk management in the Market Making segment
VaR, is used to assess market risk associated with the Market Making segment which include the following four desks:

	December 31, 2025	December 31, 2024
Business	VaR	VaR	Additional risk metrics monitored
Agricultural	less than $1.0m	less than $3.0m	Outright Delta, Delta spreads, Vega
Metals	less than $2.0m	less than $2.0m	Outright Delta, Delta spreads, Vega
CSC Commodities	less than $0.5m	less than $0.5m	Outright Delta, Delta spreads, Vega
Energy Market Making	less than $1.5m	less than $1.0m	Outright Delta, Delta spreads, Vega, Stress
Market risk management in the Hedging and Investment Solutions segment
Stress testing is used to assess market risk associated with the Hedging and Investment Solutions segment. The market risk profile of the business is managed via risk sensitivities according to the prevailing risk factors of issued products and hedges. This is monitored and controlled daily on a net risk profile for each desk and supported by additional stress concentration and scenario-based analyses.
Sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios, including the key risks per asset class as follows:
•Commodity risk
•Equity risk
•Foreign exchange risk
•Interest rate risk
•Credit spread risk
•Digital asset risk

35      Financial Risk Management continued
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
The net equity market risk exposure to customized OTC derivatives, which includes structured notes issuance, within Hedging and Investment Solutions, including hedges, using the notional delta measure for the year ending 31 December 2025 was less than $17.0m (2024: less than $8.5m). A notional delta exposure of $17.0m implies that a 1% movement in the underlying equity markets would be expected to result in an approximate income statement impact of $0.17m. Risks on other asset classes are small.
Sensitivity measures are used to monitor the market risk positions within each risk type, and granular risk limits are set for each desk with consideration for market liquidity, customer demand and capital constraints among other factors.
Risk sensitivity calculations are made using a dedicated Risk Engine, whose models have been internally validated. They are calculated by altering a risk factor and repricing all products to observe the profit and loss impact of the change. The Group issues products and enters into OTC derivatives trades on cryptocurrencies, primarily Bitcoin, Ethereum, Solana, Ripple and their corresponding exchange-
traded funds.
(c) Interest rate risk
The Group’s exposures to interest rate risk arise from financial assets and liabilities measured at fair value, issued debt securities, investments, client balances and derivatives. Changes in interest rates also have an impact on the Group’s net interest income. The overarching risk objective is to match the risk profile of interest-bearing assets and liabilities, while maintaining risk limits and monitoring processes for residual exposures. Interest rate risk arising from financial assets and financial liabilities measured at fair value within our trading portfolio is managed as part of the market risk management framework. The
Group’s approach to issued debt securities, including medium-term note programs, is to convert fixed rate coupons to floating rates of interest to match predominantly floating interest rate earning assets. This is typically achieved using interest rate derivatives, which are designated as fair value hedge relationships in accordance with the Group’s accounting policy. For further detail on the Group's hedging arrangements, please refer to Note 23. The interest rate risk of investments is managed by approved risk limits, which consider credit quality and duration.
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
The interest rate movements are monitored for potential impact to net interest income ('NII')
continuously. The Group is sensitive to movements in short term rates, as changes to the rate will require a rebalancing of any fixed rate exposure. The Group considers that short term rates include rates that reference periods between overnight and 3 months on the basis that these are the most common fixing periods for interest rate products. The interest rate exposure is managed using a variety of instruments and is exposed to material changes in the short term rates as these are likely to reflect fixing periods during which floating rate exposure is effectively fixed until the next fixing date is reached. Analysis of recent changes to short term rates suggest that movements are usually within a 100bps range; this is based on a review of Fed Funds rate moves between January 2023 and December 2025 and as such, the Group has considered a movement of 100bps to be a material scenario over a 3-month period.
35      Financial Risk Management continued
The Group has modelled the interest rate sensitivity to include the impact of rate movements on the income earned on average investment balances offset with expenses paid on interest bearing liabilities and debt funding. This reflects the proportion of client assets which are interest bearing and the average balances of our debt funding. The sensitivity analysis has been determined based on the exposure at the reporting date and does not include effects that may arise from increased margin calls at exchanges, changes in client behavior or related management actions.
It is estimated, that as at 31 December 2025, if the relevant short term interest rates had been
100bps higher, NII on interest-bearing financial assets and financial liabilities for the year ended
31 December 2025 would increase by $34.0m (2024: $17.0m). If the short-term interest rates had been
100bps lower, NII for interest-bearing financial assets and financial liabilities for the year ended 31
December 2025 would decrease by $34.0m (2024: $17.0m). This impact relates solely to NII and does not include the impact of compensation or taxes which would reduce the impact on profit after tax.
(d) Foreign currency risk
The Group’s policy is to minimize volatility as a result of foreign currency exposure. We monitor net exposure in foreign currencies on a daily basis and buy or sell currency to minimize the exposure. We also enter into hedges for material future dated non-USD commitments through the use of derivative instruments, which may be designated as cash flow hedge relationships in accordance with the Group's accounting policy.
(e) Credit risk
The maximum credit risk exposure relating to financial assets is represented by the gross carrying value as at the balance sheet date. Credit risk in the Group principally arises from cash and cash equivalents deposited with third party institutions, exposures from transactions and balances with exchanges and clearing houses, and exposures resulting from transactions and balances relating to clients and counterparties, some of which have been granted credit lines.
The Group only makes treasury deposits with banks and financial institutions that have received approval from the Group’s Executive Risk & Credit Committee (or their authorized delegates). These deposits are also subject to counterparty limits with respect to concentration and maturity.
The Group’s exposure to client and counterparty transactions and balances is managed through the Group’s credit policies and, where appropriate, the use of initial and variation margin credit limits, in conjunction with position limits for all clients and counterparties. These exposures are monitored both intraday and overnight. The limits are set by the Group’s Executive Risk & Credit Committee (or their authorized delegates) through a formalized process.

35      Financial Risk Management continued
Credit quality
The Group assesses credit quality using internally developed credit rating models which assign exposures to credit risk grades reflecting the probability of default of the counterparty. These models incorporate borrower-specific financial metrics, behavioral data, industry risk and macroeconomic factors.
Where available, external credit ratings from recognised rating agencies are considered as part of the credit assessment process. External ratings are mapped to the Group’s internal rating scale and are used to support model calibration, benchmarking and validation of internal ratings. Internal credit grades are reviewed and updated where necessary to reflect changes in credit risk.
The table below reflects the Credit quality of financial assets and does not take into account collateral held.

	FVTPL	FVTOCI	Amortized Cost								Total Financial Assets
			AA and above	AA-	A+	A	A-	BBB+	Lower and unrated	Total Amortized Cost
2025	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Investments	3.0	25.5	—	—	—	—	—	—	—	—	28.5
Treasury instruments	8.3	—	84.1	67.5	—	320.7	60.9	—	—	533.2	541.5
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	—	—	54.9	75.0	—	—	721.2	226.0	2,419.7	3,496.8	3,496.8
Fixed income securities	97.9	—	—	—	—	—	—	—	0.5	0.5	98.4
Equity instruments	6,924.1	—	—	—	—	—	—	—	—	—	6,924.1
Derivative instruments	2,327.6	12.7	—	—	—	—	—	—	—	—	2,340.3
Stock borrowing	2,858.2	—	—	—	—	—	—	—	—	—	2,858.2
Reverse repurchase agreements	3,117.1	—	—	—	—	—	—	—	—	—	3,117.1
Amounts due from exchanges, clearing houses and other counterparties	—	—	449.0	2,406.5	235.8	286.5	490.0	17.9	425.5	4,311.3	4,311.3
Amounts due from Prime Brokers	—	—	—	8.8	305.0	—	—	—	—	313.9	313.9
Amounts receivable from clients	169.5	—	—	14.5	0.1	1.2	—	4.1	2,896.3	2,916.2	3,085.7
Settlement balances	—	—	73.6	480.0	1,013.4	—	172.3	—	305.9	2,045.2	2,045.2
Trade debtors	56.6	—	—	—	—	—	—	—	310.8	310.8	367.4
Default funds and deposits	—	—	12.0	294.2	—	67.3	42.8	3.2	—	419.4	419.4
Loans receivable	—	—	—	—	—	—	—	—	283.2	283.2	283.2
Other debtors	—	—	—	—	—	—	—	—	49.8	49.8	49.8
Cash and cash equivalents	—	—	20.6	330.9	2,320.9	183.8	1.6	14.3	9.2	2,881.2	2,881.2
	15,562.3	38.2	694.2	3,677.4	3,875.2	859.5	1,488.8	265.5	6,700.9	17,561.5	33,162.0

	FVTPL	FVTOCI	Amortized Cost								Total Financial Assets
			AA and above	AA-	A+	A	A-	BBB+	Lower and unrated	Total Amortized Cost
2024	0	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Investments	—	24.0	—	—	—	—	—	—	—	—	24.0
Treasury instruments	29.7	—	35.5	436.6	124.2	—	—	—	29.8	626.1	655.8
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	—	—	2,136.1	218.2	558.6	—	—	—	—	2,912.9	2,912.9
Fixed income securities	87.7	—	—	—	—	—	—	—	—	—	87.7
Equity instruments	4,678.0	—	—	—	—	—	—	—	—	—	4,678.0
Derivative instruments	1,162.0	1.5	—	—	—	—	—	—	—	—	1,163.5
Stock borrowing	1,781.7	—	—	—	—	—	—	—	—	—	1,781.7
Reverse repurchase agreements	2,490.4	—	—	—	—	—	—	—	—	—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties	—	—	116.7	1,726.5	20.8	124.6	599.2	—	536.2	3,124.0	3,124.0
Amounts due from Prime Brokers	—	—	4.6	—	96.9	—	—	—	—	101.5	101.5
Amounts receivable from clients	51.9	—	—	—	0.6	2.0	—	6.1	2,676.5	2,685.2	2,737.1
Settlement balances	—	—	—	21.1	115.7	10.3	6.7	—	440.0	593.8	593.8
Trade debtors	108.7	—	—	—	—	—	—	—	174.8	174.8	283.5
Default funds and deposits	—	—	54.0	336.1	—	57.0	16.3	—	10.7	474.1	474.1
Loans receivable	—	—	—	—	—	—	—	—	89.8	89.8	89.8
Other debtors	—	—	—	—	—	—	—	—	63.0	63.0	63.0
Cash and cash equivalents	—	—	304.7	156.4	1,890.3	3.0	180.0	6.5	15.7	2,556.6	2,556.6
	10,390.1	25.5	2,651.6	2,894.9	2,807.1	196.9	802.3	12.6	4,036.5	13,401.8	23,817.5
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
Committee.
The largest concentration of cash balances as at 31 December 2025 was 56% (2024: 44%) to a
UK-based, A+ rated global banking group (2024: UK-based, AA- rated global banking group).
The largest concentration of exposures to exchanges, clearing houses and other counterparties as at 31 December 2025 was 30% to the CME (2024: 26%) and 8% to Eurex (2024: 3% to Eurex).
The largest concentration of exposures to treasury instruments is to the United States Government as 100% (2024: 86%) of the instruments are issued by the U.S. Government or a U.S. Government sponsored enterprise. During the year the Group elected to include only direct exposure to Treasury instruments and Reverse Repurchase Agreements which have been pledged or repledged as collateral are no longer included (refer to Note 18) for further detail).

Own credit
Under IFRS 9, changes in fair value related to own credit risk for other financial liabilities designated at fair value through profit and loss are recognized in other comprehensive income. The changes in own credit risk recognized in other comprehensive income are subsequently transferred within equity to retained earnings in the same period as the underlying position matures or terminates. The
Group determines its own credit spread regularly based on a model using observable market inputs.
Management estimates the own credit spread through using market observable credit spreads of publicly traded debt of the Group and composite credit spreads across the industry. As at 31 December 2025, the cumulative own credit loss was $26.6m (2024: $26.5m). The estimated own credit sensitivity to a 1 basis point move in credit spread is $0.9m (2024: $0.3m). Hence an increase in own credit spread of 1 basis point will lead to a charge of $0.9m (2024:$0.3m) recognized in other comprehensive income.

35      Financial Risk Management continued
(f) Liquidity risk
The Group defines liquidity risk as the risk of not being able to meet current and future cash flow and collateral needs without undue cost or adverse impact on the Group’s financial standing. Liquidity risk is assessed and managed under the Internal Capital Adequacy and Risk Assessment (ICARA) process, as required by the UK Investment Firm Prudential Regime (IFPR) under the supervision of the Financial
Conduct Authority. The Group also has an internal Liquidity Risk Framework, which supplements and complements the ICARA process.
The Group’s main liquidity risk exposures arise from structured products issued under the Financial
Product Program, provision of derivative hedging solutions and provision of client clearing services.
Market risks arising from structured products are hedged in derivative form and Marex is required to post margin to its hedging counterparties. Structured products in note format also give rise to refinancing risk.
Some structured notes (e.g. autocallable notes) have early redemption features which are automatically triggered when predetermined conditions are met. This results in a dynamic maturity profile for a portion of the outstanding structured notes issuance. Client derivative solutions and clearing services also give rise to short-term liquidity risk exposure as Marex is obligated to post margin to clearing houses and hedging counterparties, which may be before receiving margin from clients.
A fundamental pillar of the ICARA is the liquid asset threshold requirement, which is sized according to a daily dynamic liquidity stress testing process. The liquidity stress test considers a combination of market-driven and idiosyncratic scenarios covering the Group’s liquidity risk exposures.
The effect of structured note early redemption features is monitored as part of the Group’s funding metrics and factored into the liquidity stress test. The Group has limits and early warning indicators for its liquidity metrics, including the headroom of liquid assets above the liquidity requirement, which are monitored daily. In the event of a deterioration in liquidity headroom, the Group has access to $380m (2024: $275m)
of committed revolving credit facilities, of which $150m is available to the Group as a whole (note 27(c)), as well as secured borrowing arrangements and a range of liquidity recovery options as set out in the liquidity framework.
Liquidity risk exposures
The following table details the Group’s available committed financing facilities including committed credit agreements:

Secured borrowings and committed revolving credit facilities:		2025	2024
		$m	$m
Amount used	27	200.0	152.0
Amount unused	27	380.0	275.0
		580.0	427.0

35      Financial Risk Management continued
The following table details the Group’s contractual maturity for non-derivative financial liabilities.
Debt securities are presented discounted based on the first call dates. Lease liabilities are undiscounted and contractual.

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
2025	$m	$m	$m	$m	$m	$m
Repurchase agreements	—	4,148.9	—	—	—	4,148.9
Short securities	—	2,215.7	—	—	—	2,215.7
Amounts due to exchanges, clearing houses and other counterparties[1]	378.3	—	—	—	—	378.3
Amounts due to Prime Brokers[1]	733.6	—	—	—	—	733.6
Amounts payable to clients[1]	8,951.7	—	—	—	—	8,951.7
Other creditors[1]	6.6	113.2	10.1	—	—	129.9
Stock lending	5,496.7	—	—	—	—	5,496.7
Settlement balances[1]	—	2,096.4	—	—	—	2,096.4
Short-term borrowings	200.0	—	—	—	—	200.0
Debt securities	—	2,148.2	1,246.1	2,256.8	70.5	5,721.6
Lease liabilities	—	3.1	10.0	75.0	39.5	127.6
Bank overdrafts	67.2	—	—	—	—	67.2
	15,834.1	10,725.5	1,266.2	2,331.8	110.0	30,267.6

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
2024	$m	$m	$m	$m	$m	$m
Repurchase agreements	—	2,305.8	—	—	—	2,305.8
Short securities	—	1,704.6	—	—	—	1,704.6
Amounts due to exchanges, clearing houses and other counterparties[1]	1,218.8	188.0	0.7	—	—	1,407.5
Amounts due to Prime Brokers[1]	1,017.1	—	—	—	—	1,017.1
Amounts payable to clients[1]	6,236.9	—	—	—	—	6,236.9
Other creditors[1]	9.6	96.8	7.3	2.3	—	116.0
Stock lending	4,804.5	147.6	—	—	—	4,952.1
Settlement balances[1]	—	482.3	—	—	—	482.3
Short-term borrowings	—	152.0	—	—	—	152.0
Debt securities	—	1,235.8	883.8	1,434.9	50.0	3,604.5
Lease liabilities	—	3.7	10.3	52.9	37.4	104.3
	13,286.9	6,316.6	902.1	1,490.1	87.4	22,083.1
1.Amounts due to exchanges, clearing houses and other counterparties, amounts due to Prime Brokers, amounts payable to clients, settlement balances and other creditors are aggregated on the consolidated statement of financial position in trade and other payables and disaggregated in note 26.

35      Financial Risk Management continued
Shown below is the Group’s contractual maturity for non-derivative financial assets:

2025	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	—	130.2	—	403.0	8.3	541.5
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	—	3,496.8	—	—	—	3,496.8
Fixed income securities	96.4	—	2.0	—	—	98.4
Equity instruments	6,924.1	—	—	—	—	6,924.1
Stock borrowing	2,858.2	—	—	—	—	2,858.2
Reverse repurchase agreements	—	3,117.1	—	—	—	3,117.1
Amounts due from exchanges, clearing houses and other counterparties[1]	4,311.3	—	—	—	—	4,311.3
Amounts due from Prime Brokers[1]	313.9	—	—	—	—	313.9
Amounts receivable from clients[1]	3,085.7	—	—	—	—	3,085.7
Settlement balances[1]	—	2,045.2	—	—	—	2,045.2
Trade debtors[1]	92.2	263.8	10.9	0.5	—	367.4
Default funds and deposits[1]	—	419.4	—	—	—	419.4
Loans receivable[1]	102.8	13.8	166.6	—	—	283.2
Other debtors[1]	22.1	23.1	1.6	1.2	1.8	49.8
Cash and cash equivalents	2,881.2	—	—	—	—	2,881.2
	20,687.9	9,509.4	181.1	404.7	10.1	30,793.2

2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	125.6	153.4	277.2	99.6	—	655.8
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	—	2,485.2	402.2	25.5	—	2,912.9
Fixed income securities	75.2	12.5	—	—	—	87.7
Equity instruments	4,464.3	213.7	—	—	—	4,678.0
Stock borrowing	1,577.9	203.7	—	—	—	1,781.6
Reverse repurchase agreements	213.0	2,277.4	—	—	—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties[1]	3,124.0	—	—	—	—	3,124.0
Amounts due from Prime Brokers[1]	101.5	—	—	—	—	101.5
Amounts receivable from clients[1]	2,737.1	—	—	—	—	2,737.1
Settlement balances[1]	—	593.8	—	—	—	593.8
Trade debtors[1]	60.6	120.9	99.9	2.1	—	283.5
Default funds and deposits[1]	6.9	416.4	4.9	45.9	—	474.1
Loans receivable[1]	63.7	25.7	0.4	—	—	89.8
Other debtors[1]	32.8	24.1	1.5	3.2	1.4	63.0
Cash and cash equivalents	2,556.6	—	—	—	—	2,556.6
	15,139.2	6,526.8	786.1	176.3	1.4	22,629.8
1.Both assets and liabilities are included to understand the Group’s liquidity risk management, as the liquidity is managed on a net asset and liability basis. Amounts due from exchanges, clearing houses and other counterparties, amounts due from Prime Brokers, amounts receivable from clients, trade debtors, default funds and deposits, loans receivable, settlement balances and other debtors are aggregated on the statement of financial position in trade and other receivables and disaggregated in note 25.

35      Financial Risk Management continued
The following table details the Group’s contractual maturity for derivative financial assets and derivative financial liabilities as at 31 December 2025:

2025	On demand	Less than 3 months	3 to 12 months	1 to 5 years	5 + years	Total
Derivative instruments	$m	$m	$m	$m	$m	$m
Assets	—	1,340.0	369.7	601.7	28.8	2,340.3
Liabilities	—	(1,129.7)	(550.3)	(532.0)	(41.8)	(2,253.8)
	—	210.3	(180.6)	69.7	(13.0)	86.5
The following table details the Group’s contractual maturity for derivative financial assets and derivative financial liabilities as at 31 December 2024:

2024	On demand	Less than 3 months	3 to 12 months	1 to 5 years	5 + years	Total
Derivative instruments	$m	$m	$m	$m	$m	$m
Assets	—	381.4	381.3	396.5	4.3	1,163.5
Liabilities	—	(357.3)	(164.9)	(209.3)	(20.2)	(751.7)
	—	24.1	216.4	187.2	(15.9)	411.8
Certain derivative assets and liabilities do not meet the offsetting criteria in IAS 32, but the entity has the right of offset in the case of default, insolvency or bankruptcy. Consequently, the gross amount of derivative assets of $2,340.3m (2024: $1,163.5m) and the gross amount of derivative liabilities of
$2,253.8m (2024: $751.7m) are presented separately in the Group's statement of financial position.
36      Related Party Transactions
(a) Parent
The Group comprises Marex Group plc and its subsidiaries. Subsidiaries refers to the entities controlled by the Company.
(b) Key management personnel
The remuneration paid to key management personnel for their services to the Group was as follows:

	2025	2024	2023
	$m	$m	$m
Aggregate wages and salaries	46.8	54.9	46.5
Short-term monetary benefits	0.2	0.2	0.2
Defined contribution pension cost	0.1	0.1	0.1
Management Incentive plan	30.5	22.5	16.5
	77.6	77.7	63.3
(c) Key management personnel transactions
In May 2025, the Employee Benefit Trust acquired the beneficial interest in 351,852 shares from key management personnel to facilitate tax withholding payments relating to the vesting of shares under the Company's Deferred Benefit Plans and Nil Cost Warrants.
In addition to compensation arrangements disclosed above, certain members of key management personnel acquired ordinary shares in the Company during the year through open-market transactions at prevailing market prices. These transactions were conducted on an arm’s-length basis and were not part of any share-based payment or incentive arrangements. Management does not consider these transactions to be material related party transactions for the purposes of IAS 24.

36      Related Party Transactions continued
(d) Transactions with entities having significant influence over the Group
Balances and transactions between the Company and its subsidiaries which are related parties have been eliminated on consolidation and are not disclosed in this note.
On 20 October 2020, the Company entered into a Shareholders’ Agreement with Amphitryon
Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L. (the '2020 Shareholders’
Agreement'). Pursuant to the terms of the 2020 Shareholders’ Agreement, the Group paid a management fee of 2.5% of EBITDA each year to a party associated with the (then) ultimate parent company for services provided. The 2020 Shareholders’ Agreement ended once the Group became listed and for the year ending 31 December 2024, the Group paid $2.4m under this agreement, recorded within other expenses. However, as the calculation is based on audited full year EBITDA, an additional payment of
$0.4m was made during Q1 2025 representing the final adjustments to the fees owed.
Following termination of the 2020 Shareholders’ Agreement, a new Shareholder Agreement came into effect between the Company, Amphitryon Limited, JRJ Investor 1 Limited Partnership and MASP
Investor Limited Partnership (the '2024 Shareholder Agreement'). It did not include the payment of any management fees, but amongst other matters afforded Amphitryon Limited the right to appoint up to two nominee directors to the Board subject to certain ownership thresholds being met. Following disposals of shares during the year, one nominee director was required to resign from the Board in April 2025, and although meeting the shareholding threshold to retain one nominee director, the remaining nominee director also resigned, in May 2025  Amphitryon Limited no longer has representation on the Board and has since irrevocably waived its nomination rights under the 2024 Shareholder Agreement.
Amphitryon Limited and its holding or controlling entities are no longer considered related parties as their ownership fell below 10% in May 2025 and they no longer have Board representation.
With the exception of the above, there were no other transactions during the period or assets and liabilities outstanding as at 31 December 2025 (2024: $nil) with other related parties.

37      Leases

	Right-of-use asset
	2025	2024
	$m	$m
As at 1 January	59.9	40.6
Additions during the year	30.2	37.9
Incentive of right-of-use asset	0.1	(8.4)
Adjustment to initial recognition of right of use asset	—	1.2
Depreciation charged to income statement	(1.3)	(10.7)
Impairment of right of use asset	(12.0)	(0.7)
As at 31 December	76.9	59.9

	Lease liability
	2025	2024
	$m	$m
As at 1 January	77.5	52.6
Additions during the year	29.0	37.9
Interest expense charged to income statement	5.3	3.5
Payment of lease liabilities	(18.0)	(15.0)
Foreign exchange revaluation	3.5	(1.5)
Lease incentive	—	—
As at 31 December	97.3	77.5

	Lease liability
	2025	2024
	$m	$m
Current liability	9.9	10.5
Non-current liability	87.4	67.0
As at 31 December	97.3	77.5
Right-of-use assets relate to leasehold buildings. Other operating lease expenses, including service charges, utilities, property insurance and maintenance, amounted to $13.3m (2024: $10.7m). Operating lease expenses for short-term leases amounted to $2.6m (2024: $1.5m).
In 2025, the Group added the 2nd floor to the lease at 155 Bishopsgate, London. The overall liability for Bishopsgate, London is $42.4m (2024: $36.6m). In 2025 the Group did not recognize an impairment on the leases (2024: $0.7m). In the prior year, impairment losses were recognized over 190
South LaSalle, Chicago ($0.3m), Clark Plaza, New Jersey ($0.1m), Patterson Avenue, Virginia ($0.1m),
and 150 Martingale, Chicago ($0.1m).
The weighted average incremental borrowing rate applied to lease liabilities recognized in the statement of financial position as at 31 December 2025 is 6.60% (2024: 6.45%).
The Group has the following leases that have the option of extension at the end of the lease term:
•Asia Square Towers, Singapore – three years;
•ICBC Tower, Hong Kong – three years;
•45th Street, New York – five years;
•88 Philip Street, Sydney -  three years

37      Leases continued
The contractual maturities of lease liabilities as at 31 December are as follows:

	Lease liability
	2025	2024
	$m	$m
1 year	13.1	14.0
1 to 5 years	75.0	52.9
More than 5 years	39.5	37.4
	127.6	104.3
Less: future interest expense	(30.3)	(26.8)
	97.3	77.5
38      Contingent Liabilities
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
39      Events after the Balance Sheet Date
(a) Interim dividend
The Group approved the payment of a dividend of $0.15 per share to be paid on 31 March 2026 to the shareholders on record at the close of business on 16 March 2026.
(b) Acquisition of Valcourt SA
On 22 October 2025, the Group announced that it had agreed terms to acquire Valcourt SA to enhance the Group's fixed income business. The acquisition will bring a substantial distribution offering which is consistent with the Group's strategy to add new clients and new capabilities to its platform to diversify earnings. The acquisition is subject to regulatory approval and is expected to complete early in the second quarter of 2026; accordingly, the related financial effect cannot currently be reliably estimated.
(c) Acquisition of Webb Traders
On 6 February 2026, the Group announced that it had agreed terms to acquire Webb Traders to enhance the Group's Market Making business. The acquisition is expected to further enhance Marex’s established Equity Linked Structured Products platform allowing the Group to internalize hedging, enhance profit margins and provide better pricing for clients. The acquisition is subject to regulatory approval and is expected to complete early in the second quarter of 2026, with the related financial effect dependent on completion of the approval process.

40  Condensed Financial Information of Parent Company
(a) Condensed Income Statements for the year ended 31 December

	2025	2024	2023
	$m	$m	$m
Interest income	119.2	56.3	45.9
Interest expense	(116.7)	(51.4)	(35.1)
Net interest income	2.5	4.9	10.8

Dividend income	65.0	34.5	114.7

Expenses:
Impairment of investments in subsidiaries	(0.9)	(24.8)	(8.2)
Other income	5.3	2.5	1.7
Other expenses	(37.1)	(42.4)	(27.9)
Profit/(loss) before tax	34.8	(25.3)	91.1
Tax	(0.4)	(0.6)	(0.9)
Profit/(loss) after tax	34.4	(25.9)	90.2
Other comprehensive profit/(loss)	2.1	(8.5)	(6.2)
Total comprehensive income/(loss)	36.5	(34.4)	84.0

40  Condensed Financial Information of Parent Company
(continued)
(b) Condensed Statement of Financial Position as at 31 December

	2025	2024
	$m	$m
Assets
Non-current assets
Investments	7.1	4.5
Investments in subsidiaries	776.9	612.2
Deferred tax	4.4	5.1
Subordinated loans due from group undertakings	55.0	68.2
Total non-current assets	843.4	690.0

Current assets
Trade and other receivables	2,757.8	1,777.2
Derivative instruments	58.3	62.1
Cash and cash equivalents	291.4	389.7
Total current assets	3,107.5	2,229.0
Total assets	3,950.9	2,919.0

Liabilities
Current liabilities
Trade and other payables	293.6	239.7
Derivative instruments	18.0	103.6
Corporation tax	0.2	0.2
Debt securities	1,178.1	835.4
Total current liabilities	1,489.9	1,178.9

Non-current liabilities
Debt securities	2,031.5	1,290.9
Total non-current liabilities	2,031.5	1,290.9
Total liabilities	3,521.4	2,469.8
Total net assets	429.5	449.2

Equity
Share capital	0.1	0.1
Share premium	227.2	202.6
Retained earnings	175.8	186.8
Own shares	(58.5)	(23.2)
Other reserves	(12.7)	(14.7)
Total equity attributable to the ordinary shareholders of the Company	331.9	351.6
Additional Tier 1 capital (AT1)	97.6	97.6
Total equity	429.5	449.2

40  Condensed Financial Information of Parent Company
(continued)
(c) Condensed Statement of Cash Flows for the years ended 31 December

	2025	2024	2023
	$m	$m	$m
Profit / (loss) before tax	34.8	(25.3)	91.1
Adjustments for non-cash items:
Impairment of investments in subsidiaries	0.9	24.8	8.2
Bargain purchase gain on acquisitions	—	—	(0.9)
Share-based compensation expense	43.5	29.6	20.3
Other non-cash movements including exchange rate movements	(0.4)	2.4	(2.1)

Changes in operating assets and liabilities
Increase in trade and other receivables	(980.6)	(581.9)	(1,127.9)
Increase /(decrease) in trade and other payables	53.9	49.1	(172.6)
Net (increase) / decrease in derivative instruments	(81.8)	56.1	(17.3)
Increase in equity instruments	(168.5)	(14.7)	(188.8)
Increase in debt securities	1,086.3	875.8	1,170.4
Corporation tax paid	—	(0.1)	(0.9)
Net cash (used in) / from operating activities	(11.9)	415.8	(220.5)

Investing activities
(Increase)/decrease in subordinated loan receivable	13.2	(8.4)	292.8
Net cash from / (used in) investing activities	13.2	(8.4)	292.8

Financing activities
Proceeds from issuance of ordinary shares	—	73.1	—
Issuance costs of ordinary shares	—	(4.8)	—
Purchase of own shares	(44.1)	(19.8)	(3.1)
Dividends paid	(55.5)	(77.1)	(58.3)
Net cash used in financing activities	(99.6)	(28.6)	(61.4)
Net (decrease) / increase in cash and cash equivalents	(98.3)	378.8	10.9

Cash and cash equivalents
Cash at banks and on hand and short-term deposits at 1 January	389.7	10.9	—
(Decrease) / increase in cash	(98.3)	378.8	10.9
Cash and cash equivalents at 31 December	291.4	389.7	10.9

40  Condensed Financial Information of Parent Company
(continued)
(d) Notes
Investments in subsidiaries
In the Parent Company only financial statements, the Company’s investments in subsidiaries are recorded at historic cost less accumulated impairment, in accordance with IAS 27, “Separate Financial
Statements”. in which the impairment test performed on the assessment of investments in subsidiaries is performed in accordance with IAS 36, “Impairment of Assets”
The Parent Company received dividends from subsidiaries of $65.0m during 2025 (2024: $34.5m,
2023: $114.7m).